Form 20-F
period 2018-12-31
Pinduoduo Inc.
filed 2019-04-24
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38591

Pinduoduo Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

28/F, No. 533 Loushanguan Road, Changning District Shanghai, 200051 People’s Republic of China
(Address of principal executive offices)

Tian Xu Vice President of Finance Tel: +86-21-52661300 Email: investor@pinduoduo.com 28/F, No. 533 Loushanguan Road, Changning District Shanghai, 200051 People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (one American depositary share representing four Class A ordinary shares, par value US$0.000005 per share)	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000005 per share*	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*                                         Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,381,240,988 Class A ordinary shares, par value US$0.000005 per share, and 2,074,447,700 Class B ordinary shares, par value US$0.000005 per share, were outstanding as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐ Yes   ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

LETTER TO SHAREHOLDERS

These are interesting times. The world is changing at an unprecedented pace. Good and bad changes are simultaneously unfolding, many of which are unexpected, and some may even leave people anxious or in disbelief. The inertia of old forces remains strong, and the problems that arise from them persist. At the same time, new forces, new ideas and new approaches are emerging. As Charles Dickens wrote in A Tale of Two Cities — “It was the epoch of belief, it was the epoch of incredulity.” Whether you believe or question, by choice or by chance, we and the world around us are sprinting into a new era.

(1)  “New E-commerce” in the New Era

In the new era,  what do we mean by “new e-commerce”? What is Pinduoduo’s relationship with the forerunners in our industry?

First of all, we think the primary characteristic of “new e-commerce” is “Benefit All.” This is determined by the era in which “new e-commerce” was born. When the Internet was first introduced to China twenty years ago, it was accessible only to a select few — the more educated and the more affluent. When we launched Pinduoduo in 2015, whether you were in the city or the countryside, whether you were a professor or a farmer, mobile Internet was equally accessible to all. As the new platform born of this time, our mission has been to serve all and benefit all. From day one, we have devoted ourselves to this mission, working hard to increase the income of farmers by bringing agricultural products to cities directly, while providing savings to the urban population. This effort was the most important driving force behind the growth of our platform. Thereafter, through the C2M (Consumer-to-Manufacturer) model of direct sales from factories, we have improved the value-for-money proposition of the merchandise on our platform, thus providing affordable and better-quality household items to all. This marked another significant step towards our mission of benefiting all.

The second characteristic of “new e-commerce” is “People First.” This is in the DNA of “new e-commerce.” Pinduoduo was born in the mobile Internet era, bypassing the PC era’s search-based online shopping model which placed products first. “New e-commerce” no longer treats each individual merely as traffic nor does it simply take wholesale distribution of such traffic as its business model. Instead, “new e-commerce” tries to understand the human touch behind each click; it tries to aggregate similar needs through analyzing the connections and trust among people. Only when we wholeheartedly serve and respect people, can we harness the collective power of the people and transform long-cycled scattered demand into short-cycled aggregated demand. This introduces the possibility of on demand customized production, improves supply chain efficiency, and returns value to their creators — the everyday workers. “New e-commerce” also aims to create more happiness through greater interactions during the shopping experience. Features like Duo Duo Orchard are amongst our early experiments and have demonstrated great potential.

The third characteristic of “new e-commerce” is “More Open.” This is a conscious strategic decision. It is also the requisite of the new era. Our strategy has never been to disrupt a monopoly in order to create a new one of our own, but to disrupt in order to provide a choice. The rapid growth of Pinduoduo is the inevitable result of every player in the industry fighting for its long-term survival. Taking the logistics sector as an example, despite being on a weaker footing, our e-waybill system has become the second largest in China and probably the world shortly after its launch in March. This is not the result of our hard work or being smarter than others, but simply the will of the people. Deep in their heart, nobody likes to be coerced. Despite countervailing forces, people’s desire and hope for having a new choice for their long-term survival is irresistible.

While other mainstream e-waybill systems have till now required the merchants in their ecosystems to only use their designated waybills, we still allow our merchants to choose from other systems. We hope this could set an example for the industry to become more open, to release the energy from fruitless and short-sighted fights for monopolistic power, and to divert them to more worthy causes, such as improving the logistics efficiency of agricultural products. These are much more meaningful initiatives that can benefit our society and people.

From the progress to date, our strategy has brought evident value to the logistics industry.

Apart from logistics, in cloud computing, our current scale allows us to either build our own facilities, or we could use a single provider, but we choose to include all the mainstream cloud computing platforms. In terms of payment processing, we are connected to all the mainstream payment platforms. We believe we should leave the choice to consumers.

Between the old and the new, many people tend to view this as a battle of life and death. Much like the ancient Roman spectators in the Colosseum, their entire world view is limited to a zero-sum game. Perhaps the dueling of the gladiators is more sensational, but the lasting reality we see is more in line with how Mother Nature encourages diverse and constantly evolving co-existence among all things.

“New e-commerce” is a latecomer, but also an innovator. It is young and weak with much to improve, but it is also a new force, full of vitality and hope. It represents the way of the future. At this opportune time, Pinduoduo, through its business model and technological innovation, has disrupted the status quo and created a new shopping scenario. We hope we can lead the way in building a world that will “Benefit All,” put “People First” and be “More Open.”

(2) Where We are Now

2.1 Pinduoduo is Still a Young Start-up

Even at its scale and pace of growth, Pinduoduo is still only four years old. It is like when Yao Ming just started in elementary school. He might have been quite tall, but he was nevertheless only an elementary school student. At that stage, what he needed the most were adequate nutrition, appropriate training and life experiences. Occasionally, he got pushed onto the court to compete head-to-head with adult players. It was during those times that the referees and coaches should have watched closely to decide whether the competition was fair — would this “little grown-

up” become a stronger player through the cuts and bruises from the game, or would he suffer injuries that could be career threatening. We believe that everyone would prefer to see more talented players emerging and contributing to exciting games, rather than brawls on the court.

As his guardian, if you wanted to nurture him into a kind and independent individual, having him involved in community service or encouraging him to earn some pocket money on weekends might not be a bad idea. But it might not be a good idea if you asked him to count his pocket money in the piggy bank every now and then, and to solely keep it there. Investing in something that would benefit him in the future, such as a new pair of basketball shoes, might deliver better returns. This is because this “little grown-up,” having been pushed onto the court, had already proven his capability and potential to “generate revenue” and make real money at any time.

Similarly, at this current stage, Pinduoduo has the ability to generate revenue, but it is weakly correlated with the large amount of spending we choose to incur. These short-term expenses are highly discretionary. In fact, we view a significant portion as long-term investments where we foresee meaningful continuous returns. It is probably not a good idea to put our money “in the piggy bank” into a fixed deposit at this stage. Hence, we will not change our business strategy for a considerable period of time. We will continue to focus on building our intrinsic value and proactively seek investment opportunities that can drive the long-term value of our company, even if these investments are recognized as expenses under the accounting standards.

2.2 “Forced Exclusivity” and Thereafter

The current “forced exclusivity” observed in the market environment is likely to persist for some time. However, such a practice will eventually be dismantled; co-opetition for innovation, new opportunities and growth is inevitable.

Pinduoduo disrupted the existing equilibrium of China’s e-commerce landscape. Naturally and consequently, it has triggered existing players to react. Sometimes, these reactions are out of bound. But none of these actions are constructive to the industry; they do not create value for consumers, nor do they deliver benefits to brands and manufacturers. In fact, most are at significant cost and damages to consumers and ecosystem partners. More often than not, these attempts to establish or prolong any monopolistic control are both wasteful and destructive. Sometimes it is akin to “killing a thousand enemies and losing two hundred men,” or worse yet, “killing a thousand enemies and losing two thousand men.” If such exclusivity cannot be maintained over the long term, all these short- term attempts would ultimately be in vain.

And these exclusivities are bound to be broken. On the one hand, taking a time horizon of one to two years, any momentary promise, from the perspective of merchants and consumers as a whole,  is bound to be unsustainable. It might even require twice the payback. On the other hand, without a scaled “new e-commerce” player like Pinduoduo, the entire value chain of suppliers, brands, cash flow and deliveries will have no choice but to rely on one single de facto system. That is unthinkable and against any healthy business environment and natural evolution of a market. Even parties who thought they would benefit from such exclusivities would gradually realize that this closed system is a disaster. Therefore, the emergence of a scaled “new e-commerce” player is inevitable. If it is not Pinduoduo, then it will be another “Costco + Disney.”

Whether the current status quo is sustainable over the long run does not depend on how much commercial benefits can be split with the relevant parties, or how many participants would succumb to such pressure and make claims counter to their best interests. On the contrary, every incident of coercion only prompts a stronger innate desire to resist.

Whether a business model or landscape could be sustainable fundamentally depends on the value it brings - whether it is beneficial to the value creators themselves (factory workers, farmers, etc.), whether it is irreplaceable, and whether it fulfills its social responsibilities.

(3) Future Strategies

Regarding our next step, I think it’s mainly centered around the following four points:

•             Commit relentlessly to a consumer-centric approach, explore innovative solutions to solve existing problems, and offer new contributions to society;

•             Fulfilling our social responsibilities is the cornerstone of our value system — protect intellectual property rights, combat counterfeits vigorously, support farmers, and alleviate poverty. We will focus on and get to the roots of these problems pragmatically and solve them persistently one by one;

•             Focus on the long-term intrinsic value; we should not be afraid to invest for the future; and

•             Continue to evolve our organization, and step-by-step make it a more inclusive, transparent, global and mature public institution.

The torrent of our times flows with great strength and vigor; its direction is unstoppable.

Pinduoduo has gone through many ups and downs over the past four years of rapid development. We have prevailed because of the vote of confidence cast by each and every one of our users through their purchases. In a forest, neighboring trees often vie fiercely for nutrients in deep and complex ways. However, as a whole, they are uniformly growing towards the same direction. That is the direction of the sun. The desire to grow in the direction of the sun is incredibly powerful; it can transform many things, or pave the way for future transformation. The emergence and development of Pinduoduo is not because of our capability, or the maturity of the platform, or even our diligence, but because we grow in the direction of the sun, one that seeks to “Benefit All,” put “People First” and be “More Open.” The sun we see inspires us to abandon the imperialist mindset of zero-sum competition, and to transform our thinking towards continuous innovation and value creation for consumers and the society.

No matter how big or small our role is, our generation will eventually be pushed by the rapid torrent of our times into a different, new era we can call our own.

I thank the investors who choose to believe in us and join us in this wonderful journey of creating “new e-commerce”. Let us continue to move forward in the direction of the morning sun because that is where new life begins.

Colin Zheng Huang

On behalf of Pinduoduo

April 24, 2019

P.S. I attach the letter from our IPO. It is still the beginning, and our principles stay the same.

2018 LETTER TO SHAREHOLDERS

(Reprinted from the IPO Prospectus)

Pinduoduo is not a conventional company. We founded Pinduoduo when the China market accepted the status quo of the existing e-commerce landscape and thought its formative phase had come to an end. Within three years, Pinduoduo has attracted over 300 million active buyers and over 1 million merchants through a new shopping format and experience. This exponential growth shows unlimited potential of our platform. As our three-year-old platform is still burgeoning, we know we face many obvious challenges and uncertainties ahead. Hence, why are we bringing Pinduoduo into the ebbs and flows of the capital markets so soon? We’d appreciate you hearing our thoughts in this letter.

•   We think the e-commerce business is closely tied with social impacts and responsibilities, and therefore its growth and value should be shared with the public;

•   We believe in the tremendous potential of our platform; therefore, if we take a long-term view, there is no difference for our listing in three years, five years or longer. On the contrary, with public scrutiny and regulatory supervision, we may grow better and stronger; and

•   We envision Pinduoduo to be an organization that reports to the public. It should create value for the public, rather than being a show-off trophy for a few or carrying too much personal color. We want it to be an independent organization that brings value to the society with its unique organizational structure and corporate culture. Most importantly, it should continue to strive to better itself.

Now as the founder, I would like to give you more color on my observation and vision for Pinduoduo so as to give you a more concrete understanding of the company you are investing into.

What does Pinduoduo do?

•  Pinduoduo dedicates itself to creating a commingled “space” between cyberspace and physical space, where users can find the most value-for-money merchandise that meet their different needs and derive happiness;

•   Pinduoduo leverages a platform and an ecosystem comprised of hundreds of millions of users, merchants, platform management personnel/operators and platform infrastructure/service providers; while each player is interdependent with one another, all of them evolve and improve as they constantly try to balance cost-effectiveness, efficiency, user experience and satisfaction;

•   Pinduoduo’s survival depends on the value it creates for its users; I hope our team wakes up feeling anxious every day, never because of share price volatilities, but because of their constant fear of users departing if we are unable to anticipate and meet users’ changing needs; and

•   Pinduoduo is dedicated to investing in the future and will always focus on the long term. It might appear too aggressive or too conservative at times. However, it always follows the basic and simple principle—growing its long term intrinsic value.

Company Value

Pinduoduo’s core value is “  ” (Ben Fen). It is difficult to express it perfectly in English, but it essentially means to adhere firmly to one’s own duties and principles. There are several layers of meaning here:

•   Be honest and trustworthy;

•   Discharge our own duties and responsibilities regardless of others’ conduct;

•   Insulate our minds from outside pressures so that we can focus on the very simple basics of what we should be doing;

•   Never take advantage of others even when we are in a position to do so;

•   Self-reflect and take responsibilities when problems arise instead of blaming others.

Specifically for Pinduoduo, the management’s  (Ben Fen) is to relentlessly focus on value creation for our consumers. We may not always be understood, but we always do things out of goodwill and do no evil.

Going forward

In the past three years, Pinduoduo has established and promoted a new e-commerce concept and experience of “team purchase” (or “  ”, “pin”). We can reasonably expect that it would evolve into a variety of “pin” formats. We also hope that other innovative formats for different user scenarios will be created just like how we have created “pin” today.

If you close your eyes and visualize the next stage for Pinduoduo, it would be an exemplification of a multi-dimensional space, seamlessly integrating cyberspace and the physical space. It would be a combination of “Costco” and “Disneyland” (value-for-money and entertainment combined), driven by a distributed network of intelligence agents (versus the popular super-brain-like centralized AI system). It not only matches information efficiently, but also constantly puts the social interactions of the universe into consideration to make the entire experience more enjoyable.

As part of the process to constantly meet users’ needs, we are highly aligned to be the driving force to improve the efficiency and quality of the supply chain. One good example would be the agricultural industry. China has relatively less arable land per capita given its population and landscape. This is different from countries like the United States, where large-scale farms are prevalent, and the production and transportation of agricultural products could be highly industrialized. We find “pin” an effective solution to aggregate consumer demand, match them with batches of agricultural produce, and mobilize China’s well-penetrated and affordable logistics capability to have perishable and fresh produce shipped directly from farms to users and bypass multiple layers of distribution. This not only enhances user experience, but more importantly, helps to turn small scale agriculture production of different quality, variety, and volume into a semi-customized batch processing mechanism. It lowers the unnecessary costs of agricultural consumption and potentially makes small scale customized services viable. The social impact and value to our society would far exceed our business success or the perceived valuation of the company. We are excited by the small impact we see today, and think this would be a trend even beyond agriculture.

Appreciation for our investors

We are grateful to those who are willing to invest in Pinduoduo after reading through the utopian ideas above. It is not easy to take the leap of faith believing in such an unconventional company, which strives to meet both economic and social needs of users, and to make a positive impact to the society. The pursuit and focus of our long-term vision and intrinsic value may not always translate into near-term profits. Instead, we hope to show you the true colors of our company no matter how bumpy or rough the numbers may seem to be. We ask you to ride the journey with us for the long term. We believe it will be wonderful.

So, what should you expect from Pinduoduo as an investor?

First of all, you can reasonably believe that we are far from the best we could achieve. In fact, we are probably at our most rudimentary level of services now if we look forward in 10 years’ time. Yet, many of our users have chosen to believe in us. We are encouraged and have every reason to believe that as we work hard day after day to improve our services, more and more users will stick with us, believe in us.

Secondly, you should expect a team with passion that is trustworthy and always focuses on serving users and our company’s intrinsic value. We have the courage and the ability to invest in long-term opportunities.

Pinduoduo, as a growing organization, will always dedicate itself to do the right things, to create value for our society, and to make this world a better and happier place.

Colin Zheng Huang
On behalf of Pinduoduo

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                  “active buyers” in a given period are to user accounts that placed one or more orders (i) on our Pinduoduo mobile app or (ii) through social networks or access points in that period, regardless of whether the products and services are actually sold, delivered or returned;

•                  “active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our Pinduoduo mobile platform in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;

•                  “annual spending per active buyer” in a given year are to the quotient of total GMV in that year divided by the number of active buyers in the same year;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “GMV” are to the total value of all orders for products and services placed on our Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on our platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in our GMV. As a prudential matter aimed at eliminating any influence on our GMV of irregular transactions, we exclude from our calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day;

•                  “monthly active users” are to the number of user accounts that visited our Pinduoduo mobile app during a given month, which does not include those that accessed our platform through social networks and access points;

•                  “our platform” or “Pinduoduo mobile platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via Pinduoduo mobile app and through social networks and access points;

•                  “paying merchants” are to merchants who purchase our online marketing services;

•                  “Pinduoduo,” “we,” “us,” “our company” and “our” are to Pinduoduo Inc., its subsidiaries and its consolidated affiliated entities;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000005 per share;

•                  “total orders” are to the total number of orders for products and services placed on our Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our growth strategies;

•                  our future business development, financial conditions and results of operations;

•                  the trends in the e-commerce industry in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with buyers and merchants;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Statistical data in these publications also include projections based on a number of assumptions. The e-commerce industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the e-commerce industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.                            Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                            Offer Statistics and Expected Timetable

Not applicable.

Item 3.                            Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2016 has been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company as an EGC elected to take advantage of the extended transition period. However, the Company ceased to be an EGC on December 31, 2018 due to its rapid revenue growth in 2018.

As a result, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. We also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statement of Comprehensive Loss Data:
Revenues
Online marketplace services	48,276	1,740,691	13,119,990	1,908,223
Merchandise sales	456,588	3,385	—	—
Total revenues	504,864	1,744,076	13,119,990	1,908,223
Costs of revenues(1)
Costs of online marketplace services	(93,551)	(719,778)	(2,905,249)	(422,551)
Costs of merchandise sales	(484,319)	(3,052)	—	—
Total costs of revenues	(577,870)	(722,830)	(2,905,249)	(422,551)
Gross (loss)/profit	(73,006)	1,021,246	10,214,741	1,485,672
Operating expenses
Sales and marketing expenses(1)	(168,990)	(1,344,582)	(13,441,813)	(1,955,031)
General and administrative expenses(1)	(14,793)	(133,207)	(6,456,612)	(939,075)
Research and development expenses(1)	(29,421)	(129,181)	(1,116,057)	(162,324)
Impairment of a long-term investment	—	(10,000)	—	—
Total operating expenses	(213,204)	(1,616,970)	(21,014,482)	(3,056,430)
Operating loss	(286,210)	(595,724)	(10,799,741)	(1,570,758)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Other income/(loss)
Interest income	4,460	80,783	584,940	85,076
Foreign exchange gain/(loss)	475	(11,547)	10,037	1,460
Change in the fair value of warrant liability	(8,668)	—	—	—
Other (loss)/income, net	(2,034)	1,373	(12,361)	(1,798)
Loss before income tax	(291,977)	(525,115)	(10,217,125)	(1,486,020)
Income tax expenses	—	—	—	—
Net loss	(291,977)	(525,115)	(10,217,125)	(1,486,020)
Net loss attributable to ordinary shareholders	(322,407)	(498,702)	(10,297,621)	(1,497,728)
Loss per share
Basic	(0.18)	(0.28)	(3.47)	(0.50)
Diluted	(0.18)	(0.28)	(3.47)	(0.50)
Shares used in loss per share computation
Basic	1,815,200	1,764,799	2,968,320	2,968,320
Diluted	1,815,200	1,764,799	2,968,320	2,968,320
Loss per ADS (each ADS representing four Class A ordinary shares)
Basic	(0.72)	(1.12)	(13.88)	(2.00)
Diluted	(0.72)	(1.12)	(13.88)	(2.00)
Weighted average number of shares
Basic	1,815,200	1,764,799	2,968,320	2,968,320
Diluted	1,815,200	1,764,799	2,968,320	2,968,320

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Costs of revenues	276	796	3,488	507
Sales and marketing expenses	563	1,675	405,805	59,022
General and administrative expenses	1,477	108,141	6,296,186	915,742
Research and development expenses	1,748	5,893	136,094	19,794
Total	4,064	116,505	6,841,573	995,065

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,319,843	3,058,152	14,160,322	2,059,533
Restricted cash(1)	—	9,370,849	16,379,364	2,382,280
Receivables from online payment platforms	10,282	88,173	247,586	36,010
Short-term investments	290,000	50,000	7,630,689	1,109,838
Prepayments and other current assets	40,731	127,742	953,989	138,752
Non-current assets:
Other non-current assets	15,000	5,000	182,667	26,568
Property and equipment, net	2,248	9,279	29,075	4,229
Total assets	1,770,751	13,314,470	43,182,063	6,280,571
Current liabilities:
Payable to merchants	1,116,798	9,838,519	17,275,934	2,512,680
Merchant deposits	219,472	1,778,085	4,188,273	609,159
Total current liabilities	1,414,296	12,109,507	24,359,469	3,542,940
Total mezzanine equity	782,733	2,196,921	—	—
Total shareholders’ (deficits)/equity	(426,278)	(991,958)	18,822,594	2,737,631

(1)         Restricted cash represents cash received from buyers and reserved in a bank supervised account for payments to merchants

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2016 (As adjusted)	2017 (As adjusted)	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	879,777	9,686,328	7,767,927	1,129,798
Net cash (used in)/generated from investing activities	(307,301)	71,651	(7,548,509)	(1,097,885)
Net cash generated from financing activities	486,538	1,398,860	17,344,357	2,522,632
Exchange rate effect on cash, cash equivalents and restricted cash	20,397	(47,681)	546,910	79,545
Net increase in cash, cash equivalents and restricted cash	1,079,411	11,109,158	18,110,685	2,634,090
Cash, cash equivalents at and restricted cash at beginning of the year(1)	240,432	1,319,843	12,429,001	1,807,723
Cash, cash equivalents and restricted cash at end of the year(1)	1,319,843	12,429,001	30,539,686	4,441,813

(1)         As we have ceased to be an EGC as such term is defined in the JOBS Act, we adopted ASU 2016-18 effective as of January 1, 2018 on a retrospective basis to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370.8 million, respectively were previously reported within net cash used in operating activities in the statements of cash flows.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced our commercial operations in 2015, and have a limited operating history. The numbers of our active buyers and active merchants have grown exponentially, and reached approximately 418.5 million and 3.6 million, respectively, in 2018. Our revenues increased by 652.3% from RMB1,744.1 million in 2017 to RMB13,120.0 million (US$1,908.2 million) in 2018. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, our online marketing services, from which we have generated almost all of our revenues since 2017, are a relatively new initiative and may not grow as quickly as we have anticipated. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. For example, from 2015 to the first quarter of 2017, we also operated an online direct sales business under the name of “Pinhaohuo” for certain categories of merchandise such as fresh produce and other perishable products. During the time when we operated Pinhaohuo, we also operated our current marketplace model and completed the transition into our current business model in the first quarter of 2017. Any similar new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating buyer demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new buyers or retain existing buyers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. The internet and e-commerce markets are characterized by rapid technological evolution, changes in buyer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Pinduoduo or “拼多多” brand among our buyers, merchants and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•                  provide a superior shopping experience to buyers;

•                  maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;

•                  maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;

•                  maintain or improve buyers’ satisfaction with our after-sale services;

•                  increase brand awareness through marketing and brand promotion activities; and

•                  preserve our reputation and goodwill in the event of any negative publicity on consumer experience or merchant service, internet and data security, product quality, price or authenticity, or other issues affecting us or other e-commerce businesses in China.

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platform or that we or merchants on our platform do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our buyer base, and our business and growth prospects may be materially and adversely affected.

Our merchants use a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these logistics service providers could severely harm our business and prospects.

The merchandise on our platform are supplied and shipped directly from our merchants to our buyers. Our merchants use third-party logistics service providers to fulfill and deliver their orders. Interruptions to or failures in third-party logistics services could prevent timely and successful delivery of the ordered products to our buyers. As we do not directly control or manage the operations of these third-party logistics service providers, we may not be able to guarantee their performance. Any failure to provide satisfactory services to our buyers, such as delays in delivery, product damage or product loss during transit, may damage our reputation and cause us to lose buyers, and may ultimately adversely affect our results of operations. In addition, certain of these third-party logistics service providers may be influenced by our competitors when providing services to us. For example, if third-party logistics service providers raise the shipping rates for delivering products of merchants on our platform, our merchants may not be willing to bear the increased costs or be able to offer competitive prices for products on our platform. As a result, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If the third-party logistics service providers used by our merchants fail to deliver products to our buyers on time or deliver products in good conditions, our buyers may refuse to accept merchandise purchased on our platform and have less confidence in our platform. In such event, we cannot assure you that our merchants will be able to find alternative cost-efficient logistics service providers to offer satisfactory delivery services in a timely manner, or at all, which could cause our business and reputation to suffer or cause merchants to move to other platforms and have negative impact on our financial conditions.

Any change, disruption, discontinuity in the features and functions of major social networks could severely limit our ability to continue growing our buyer base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new buyers and expand our buyer base. Acquiring and retaining buyers on our platform is important to the growth and profitability of our business. We leverage social networks as a tool for buyer acquisition and engagement. Although buyers can access our platform and make team purchases without using social networks, we leverage social networks, such as Weixin and QQ, to enable buyers to share product information and their purchase experiences with their friends, family and other social contacts to generate low-cost, effective and organic traffic and active interactions among buyers. A portion of our buyer traffic comes from such user recommendation or product introduction feature which buyers can share with friends or contacts through social networks. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platform and through social networks. Therefore, during our daily operations, we focus more on the GMV on our platform as a whole and the seamless user experience across different access points, and believe that the final purchase destination cannot be used to reflect the significance of social networks and our Pinduoduo mobile app to our business operations.

To the extent that we fail to leverage such social networks, our ability to attract or retain buyers may be severely harmed. If any of these social networks makes changes to its functions or support, such as charging fees for functions or support that is currently provided for free, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our buyer base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.

The e-commerce industry in China is intensely competitive. We compete to attract, engage and retain buyers, merchants, and other participants on our platforms. Our current or potential competitors include (i) major e-commerce companies in China, (ii) major traditional and brick-and-mortar retailers in China, (iii) retail companies in China focused on specific product categories and (iv) major internet companies in China that do not operate e-commerce businesses now but may enter the e-commerce business area or are in the process of initiating their e-commerce businesses. These current or future competitors may have longer operating histories, greater brand recognition, better supplier or merchant relationships, stronger infrastructure, larger buyer bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from merchants, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to develop their IT systems and technology. Some of these competitors may also offer “team purchase” on their platforms or offer innovative purchase models that may turn out to be highly popular among buyers, and buyers may prefer them over our team purchase model. In addition, new and enhanced technologies may increase the competition in the market we operate in. Increased competition may reduce our profitability, market share, user base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we fail to maintain and expand our relationships with merchants, our revenues and results of operations will be harmed.

We rely on our merchants to offer merchandise that appeal to our existing and potential buyers at attractive prices. Our ability to provide popular products on our platform at attractive prices depends on our ability to develop mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure our user experience. To date, our buyers and merchants have been increasing in parallel as a result of the powerful network effects of our platform. However, we may experience merchant attrition in the ordinary course of business resulting from several factors, such as losses to competitors, perception that marketing on our platform is ineffective, reduction in merchants’ marketing budgets, and closures or bankruptcies of merchants. In addition, we may have disputes with merchants with respect to their compliance with our quality control policies and measures and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to be dissatisfied with our platform. Their complaints may in turn result in negative impact on our public image and reputation. If we experience significant merchant attrition, or if we are unable to attract new merchants, our revenues and results of operations may be materially and adversely affected. In addition, our agreements with merchants also typically do not restrict them from establishing or maintaining business relationships with our competitors. We cannot assure you that merchants will continue to offer merchandise on our platform if they are pressured to use only one platform to market their products.

We are dependent on app stores to disseminate our mobile apps.

We offer our services mainly through our Pinduoduo mobile platform. Our mobile apps are offered via smartphone and tablet apps stores operated by third parties, such as Apple’s App Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile apps. In the past, our mobile apps were taken down from certain third-party app stores for a short period of time. We cannot assure you that we will not experience such incident of similar nature in the future. The occurrence of the similar incident may adversely affect our brand and reputation, business, financial condition and results of operations.

Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our IT systems and deliver consistent services to our buyers and merchants.

The proper functioning of our IT systems is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain buyers and our ability to maintain and deliver consistent services to our buyers and merchants. However, our technology infrastructure may fail to keep pace with increased sales on our platform, in particular with respect to our new product and service offerings, and therefore our buyers may experience delays as we seek to source additional capacity, which would adversely affect our results of operations as well as our reputation.

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our buyer database and buyer profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and buyers may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

We have incurred net losses in the past, and we may continue to incur losses in the future.

We have incurred net losses since our inception. In 2016, 2017 and 2018, we had net loss of RMB292.0 million, RMB525.1 million and RMB10,217.1 million (US$1,486.0 million), respectively. We cannot assure you that we will be able to generate net profits in the future. In addition, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, and (iv) the launch of new services, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to achieve profitability.

Our ability to achieve profitability depends on our ability to, among other things, increase our number of active buyers, grow and diversify our merchant base, and optimize our cost structure. We may not be able to achieve any of the above. In particular, our sales and marketing expenses increased substantially from RMB169.0 million in 2016 to RMB1,344.6 million in 2017, and further to RMB13,441.8 million (US$1,955.0 million) in 2018, as we invested in cultivating greater user recognition through online and offline advertising campaigns and promotions. If we continue to incur substantial sales and marketing expenses without being able to achieve the anticipated buyer and merchant growth, our operating results may be materially and adversely affected. As a result, we may fail to improve our operating margin, and may continue to incur net losses in the future. In addition, our ability to use our net losses to offset future taxable income may be subject to certain limitations, including limitations resulting from reorganization of our corporate structure and change of our primary operating entities. As such, we may not be able to fully utilize our net losses or at all, even if we were to achieve profitability.

Our success depends on the continuing efforts of our key employees. If we fail to hire, retain and motivate our key employees, our business may suffer.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of our management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Zheng Huang, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer.

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technology talents who can adapt to a dynamic, competitive and challenging business environment. Competition for talents is intense, and the availability of suitable and qualified candidates in China is limited. Competition for talents could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, these individuals may not choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since our inception, and we expect continued growth in our business, revenues and number of employees. We have significantly expanded our headcount and office facilities, and we anticipate that further expansion in certain areas and geographies will be required. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. The expansion may cause additional risks and costs in relation to compliance, such as dealing with regulatory enforcement or labor disputes. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

In addition, we plan to further establish relationships with more merchants to increase the product offerings on our platform. Such expansion may require us to introduce new products and work with a variety of additional merchants to address the evolving needs of our buyers. We may have limited or no experience for certain new product offerings, and our expansion into these new product offerings may not achieve broad buyer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if buyers are not satisfied with the quality of the products or do not have satisfactory experiences in general. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth effectively, or at all, our business and prospects may be materially and adversely affected.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under our current marketplace model, all products offered on our platform are supplied by merchants, who are separately responsible for sourcing and coordinating delivery of the products that are sold on our platform. In 2018, we had 3.6 million active merchants on our platform, offering a broad range of product categories. We have been and may continue to be subject to allegations and lawsuits claiming that products listed or sold through our platform by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including but not limited to proactively verifying the authenticity and authorization of products sold on our platform through working with brands and conducting offline investigations, blocking prior to product launch or immediately taking down any counterfeit or illegal products or misleading information found on our platform, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, these measures may not always be successful or timely. For example, in January 2018, we were required by the relevant government authorities to strengthen supervision on the qualifications of the distributors of publications on our platform and to respond effectively to claims of copyright infringement. We have taken a number of measures in accordance with such requirements including the implementation of a comprehensive system in reviewing and tracking the qualification status of the relevant merchants. In August 2018, we met with the officials from the relevant governmental authorities to discuss the alleged sale of counterfeit and infringing products on our platform upon their request. Shortly after the meetings, we adopted a number of remediation measures including more rigorous policies of closure of stores and removal of listings with infringing products from our platform. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. In addition, these measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account is suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platform or infringing or misleading content is posted on our user interface, we could face claims or be imposed penalties. Counterfeit products sold on our platform may damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platform. For example, in July 2018, a complaint was filed against us in U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. Although we believe the lawsuit to not have merit for a variety of reasons, irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us in the United States, we might be required to pay substantial damages or be enjoined from permitting further sale of the relevant products or activities by certain merchants. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability.

Moreover, the alleged sales of counterfeit products and third-party claims or administrative penalties related to them could result in significant negative publicity and our reputation could be severely damaged. In addition, certain merchants may post and sell on our platform products that may not be sold via e-commerce platform under relevant PRC regulation, such as prescription drugs and foreign currencies. Failure to identify and remove such products from our platform may subject us to liability and administrative penalties. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

In addition to fraudulent transactions with legitimate buyers, merchants on our platform may engage in fictitious transactions with themselves or collaborate with third parties in order to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm buyers by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. This activity may also result in inflated GMV, total orders and other key metrics on our platform. Although we have implemented strict measures to detect and penalize merchants who engaged in fraudulent activities on our platform, there can be no assurance that such measures will be effective in preventing fraudulent transactions.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. For instance, in early 2017, we found out that one of our employees had accepted payments from merchants attempting to receive preferential treatment on our platform, and we reported such behavior to the relevant government authorities. The employee was subsequently convicted of a criminal offence. Although we implement a zero tolerance policy towards these activities and have not been charged with any wrongdoing, negative publicity and user sentiment resulting from similar incidents could severely diminish consumer confidence in us and the value of our brand, and would materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platform. Additionally, new laws and regulations may impose additional requirements and other obligations on our business, which may materially and adversely affect our business, financial conditions and results of operations.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. The products sold by third-party merchants on our platform may be defectively designed or manufactured, and offerings of defective products on our platform may expose us to liabilities associated with consumer protection laws. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the manufacturer or provider of the products or services purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damage if they are unable to provide consumers with the true name, address and contact details of merchants. In addition, if we do not take appropriate remedial action against merchants for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. Moreover, applicable consumer protection laws in China provide that platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to products listed on their platforms. Furthermore, we are required to report to the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce, or SAIC, or its local branches any violation of applicable laws, regulations or SAIC rules by merchants, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

We do not maintain product liability insurance for products transacted on our platform, and our rights of indemnity from the merchants on our platform may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects.

In addition, the PRC government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business. For example, in August 2018, the standing committee of the National People’s Congress promulgated the E-Commerce Law, which took effect in January 2019. According to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants on their platform infringe others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for product safety, or otherwise infringe upon consumers’ legitimate rights, will be held jointly liable with the merchants. Additionally, with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

The E-Commerce Law also requires e-commerce platform operators to take necessary actions if merchants on the platform fail to display prominently on their respective platform web page the information contained in their business licenses or administrative permits relating to their operating businesses. According to the E-Commerce Law, all e-commerce operators, including individuals and entities carrying out their business online and e-commerce platform operators and merchants on these platforms, should register with the relevant local branches of SAIC. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. In addition, e-commerce platform operators should provide identity information of merchants on their platform to local branches of SAIC and procure the merchants who fail to make such registrations to comply with the relevant registration requirements. We set clear requirements for all merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants who do not conduct or fail to conduct such registrations and we may fail to attract potential merchants who might not be willing to cooperate with us in full compliance with the E-Commerce Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-Commerce.” Such new legislation and enforcement may result in additional compliance obligations and increased costs or place restrictions upon our current or future operations, and may materially and adversely affect our business, financial condition and results of operations.

We may face challenges in expanding our product offerings.

The merchants on our platform carry a wide range of products, including apparel, shoes, bags, mother and childcare products, food and beverage, fresh produce, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Expansion of product offerings both in categories and items involve new risks and challenges. Our lack of familiarity with these products and lack of relevant buyer data relating to these products may make it more difficult for us to anticipate buyer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our merchants may experience higher return rates on new products, receive more buyer complaints about such products and face costly product liability claims as a result of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.

As we broaden our product offerings, we will need to work with a large number of new merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new merchants. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. In addition, our newly launched “Internet + Agriculture” initiative may face risks and uncertainties and may not grow successfully.

Tencent provides services to us in connection with various aspects of our operations. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected.

We collaborate with Tencent, one of our principal shareholders and owner of Weixin and QQ, with respect to various aspects of our business, including our mini-program within Weixin and the entry point to our mini-program in Weixin Pay, which serves as one of our access points to our platform, as well as services such as payment processing, advertising and cloud technology. We have entered into a strategic cooperation framework agreement with Tencent, pursuant to which we and Tencent have agreed to cooperate in a number of areas including payment solutions, cloud services and user engagement, and to explore and pursue additional opportunities for potential cooperation. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

If services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, including the availability of our mini-program within Weixin and the entry point to our mini-program in Weixin Pay, our business may be materially and adversely affected. We may also encounter difficulties in implementing the Strategic Cooperation Framework Agreement, which may divert significant management attention from existing business operations. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations.

Impairment of long-lived assets could materially and adversely affect our results of operations and book value.

We have accumulated long-lived assets as a result of our operations. We review these assets, including intangible assets with finite lives, for impairment annually and whenever events or changes in circumstances arise that will impact the future use of these assets. In the event that the book value of long-lived assets is impaired, such impairment would be charged to earnings in the period when such impairment is determined. Any future impairment of long-lived assets could have a material and adverse effect on our profitability, results of operations and book value. For more information on our impairment testing, see note 2 to the consolidated financial statements included elsewhere in this annual report.

We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

Currently, all of our sales of products are generated online through our Pinduoduo mobile platform. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain buyers. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our buyers could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give buyers access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent buyers from accessing our mobile platform and placing orders, and frequent interruptions could frustrate buyers and discourage them from attempting to place orders, which could cause us to lose buyers and harm our operating results.

We may engage in acquisitions, investments or strategic alliances, which could require significant management attention and materially and adversely affect our business and results of operations.

We may from time to time identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets.

Any strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate anticipated synergies with our business or achieve anticipated financial growth as we would expect. They could result in significant investments and goodwill impairment charges and amortization expenses for other intangible assets, which would adversely affect our financial condition and operating results.

Undetected programming errors or flaws or failure to maintain effective customer service could damage our reputation or even cause direct loss to us which would materially and adversely affect our results of operations.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in negative experience to buyers using our platform, disruptions to the operations of our merchants, delay in introductions of new features or enhancements, unintended disclosure of confidential information of buyers, merchants and our platform or compromise in our ability to provide effective customer service and enjoyable user engagement. They could cause damage to our reputation, loss of buyers or merchants, or direct economic loss to us.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•                  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•                  addressing concerns related to privacy and sharing, safety, security and other factors; and

•                  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” All these laws and regulations may result in additional expenses to us and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. In addition, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website and input protected information, we may become subject to provisions of the GDPR. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations.

Failure to protect confidential information of buyers, merchants and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the e-commerce industry is the secure storage of confidential information and its secure transmission over public networks. A majority of the orders and the payments for products offered on our platform are made through our mobile app. In addition, all online payments for products sold on our platform are settled through third-party online payment services. Maintaining complete security on our platform and systems for the storage and transmission of confidential or private information, such as buyers’ personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our platform and systems.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities through viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation or security breaches, from illegally obtaining such confidential or private information we hold with respect to buyers and merchants on our platform. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information. The methods used by hackers and others engaging in illegal online activities are increasingly more sophisticated and constantly evolving. Significant capital, managerial and other resources, including costs incurred to deploy additional personnel and develop network protection technologies, train employees, and engage third-party experts and consultants, may be required to ensure and enhance information security or to address the issues caused by such security failure.

In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our buyers may choose to make payment for purchases. Any negative publicity on our platform’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

We rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•                  dissatisfaction with these online payment services or decreased use of their services by buyers and merchants;

•                  increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•                  changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•                  breach of buyers’ personal information and concerns over the use and security of information collected from buyers;

•                  service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•                  increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•                  failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our pattern of receiving settlement services from third-party online payment service providers are not in violation of the PBOC Notice because the relevant commercial bank opens an internal special account to receive payment from the buyers and we will submit to the bank materials verifying the truthfulness of the relevant transactions and the bank will also verify other information if it deems necessary before it distributes the payment to merchants and us. However, we cannot assure you that the PBOC or other governmental authorities will hold the same view with ours. If required by the PBOC or new legislation, our cooperative payment service providers will have to suspend their services or explore new models to offer their services to us, we may not be able to claim our ownership and exclusive control of the payments from the buyers in the bank accounts opened with the relevant commercial banks, and we may incur additional expenses or invest considerable resources in complying with the requirements. If the PBOC or other governmental authorities deem our cooperation with payment service providers to be violative of law, we may also have to suspend or terminate our cooperation with these payment service providers or explore new models for using their services, and our income derived from the accrued interests in the relevant bank accounts may be confiscated, and we may be subject to a fine of one to five times of such income.

In addition, we cannot assure you that we will be successful in entering and maintaining amicable relationships with these commercial banks and online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. Moreover, we cannot guarantee that the terms we negotiated with these payment service providers, including the payment processing fee rates, will remain as favorable. If the terms with these payment service providers become less favorable to us, such as the increase of payment processing fee rate, we may have to raise the transaction service fees for certain of our merchants, which may cause us to lose merchants, or absorb the additional costs by ourselves, both of which may materially and adversely affect our business, financial condition and results of operations. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, and other governmental authorities in charge of the relevant categories of products sold by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license and approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and are applying for certain filings with the government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Licenses, Permits and Filings.”

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding conducting our business without proper approvals, licenses and permits. However, we cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. As the online retail industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. If the PRC government considers us operating without proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

PRC laws and regulations may also require e-commerce platform operators to take measures to protect consumer rights. Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. Although we endeavor to comply with the relevant laws and regulations, there is no assurance that we can timely react to the evolving requirements. If the competent governmental authorities deem that we fail to meet such requirements, we may receive warnings, be ordered to make rectifications, or subject to other administrative sanctions and/or penalties that may have a material adverse effect on our reputation, business, financial condition and results of operations. For example, in January 2019, we were ordered by the local regulatory authority to pay a fine of RMB30,000 for failure to comply with the legal requirements with respect to the display and update of individual merchants’ identities and full disclosure of platform policies.

We are required by PRC laws and regulations to comply with labor laws and regulations and pay overtime compensation and various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.

Pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which became effective on January 1, 2019, an individual’s taxable income shall be an amount equal to such individual’s total annual income less a general deductible of RMB60,000 and various special deductibles permitted under relevant laws. Determination and calculation of such special deductibles in accordance with relevant laws may result in an increase of our operating costs and expenses. However, as these laws and implementing rules were only recently promulgated and their interpretations have not been entirely settled yet, our determination and calculation of the special deductibles based on our understanding may be different from how the tax authorities or our employees would do. These differences may result in inquiries or reassessment by the tax authorities, as well as disputes with our employees.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and public dissemination of malicious reports or accusations about our business, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our platform, and the high volume of transactions taking place on our platform as well as publicity about our business create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over consumer protection and consumer safety issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platform and the increasing scope of our overall business operations. In addition, changes in our services or policies have resulted and could result in objections by members of the public, the traditional, new and social media, social network operators, merchants on our platform or others. From time to time, these objections or allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, domestically and internationally, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

Furthermore, our brand name and our business may be harmed by aggressive marketing and communication strategies by third-parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or the merchants on our platform, may be posted on internet forums, blogs or websites by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them and we are often afforded little or no time to respond. As a result, our reputation may be materially and adversely affected and our ability to attract and retain customers and maintain our market share and profitability may suffer.

Our online marketing services constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

We derive a significant amount of our revenues from online marketing services and other related services. In July 2016, SAIC promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Internet Advertising Business.” Under the Internet Advertising Measures, our online marketing services and other related services constitute internet advertisement.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. In 2018, 87.8% of our revenues were derived from online marketing services. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the merchants who purchase online marketing and related services or the relevant listings by these merchants. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our online marketing and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products offered by our merchants and our services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Tightening of tax compliance efforts that affect merchants on our platform could materially and adversely affect our business, financial condition and results of operations.

The e-commerce industry in China is still developing, and the PRC government may require e-commerce platform operators, such as our company, to assist in the collection of taxes with respect to income generated by merchants from transactions conducted on our platforms. Merchants operating businesses on our platform may be deficient in their tax registration. PRC tax authorities may enforce registration requirements that target these merchants on our platforms and may request our assistance in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on our platforms could suffer or they could decide to terminate their relationship with us, which could in turn negatively affect us. According to the E-Commerce Law, the e-commerce platform operators shall submit the identity information and the information related to tax payment of the merchants on the platform to the tax authorities. We may also be requested by tax authorities to provide assistance in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the merchants, and withholding against our merchants. If that occurs, we may lose existing merchants and potential merchants might not be willing to operate their business on our platforms. We may be subject to liabilities if we fail to cooperate with the relevant PRC tax authorities to provide assistance in the enforcement as requested. Stricter tax enforcement by the PRC tax authorities may also reduce the activities by merchants on our platforms. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Our business may be subject to seasonal sales fluctuations which could result in volatility or have an adverse effect on the market price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. Furthermore, online sales in China are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2015 and a share incentive plan in 2018, which we refer to as the 2015 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under each of the share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment, and the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400 Class A ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of January 31, 2019, options to purchase 581,972,860 Class A ordinary shares had been granted and outstanding under the 2015 Plan, and options to purchase 46,882,860 Class A ordinary shares and restricted share units representing 10,539,588 Class A ordinary shares had been granted and outstanding under the 2018 Plan, each excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, we granted 254,473,500 Class A ordinary shares in the second quarter of 2018 to a company controlled by our founder to reward him for his contributions to us. We recognize substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act . In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2019. We are currently in the course of implementing our internal control system over financial reporting.  If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. Although cross-border business may not be an area of our focus, if we plan to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated such changes could have an adverse effect on our business, financial condition, results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

We do not have any business insurance coverage.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Between August and December 2018, several putative shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We and our merchants are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us and our merchants, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, chairman of the board of directors and chief executive officer, Mr. Zheng Huang, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We currently do not plan to rely on these exemptions.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands exempted company and our PRC subsidiaries, namely our WFOEs, are considered foreign-invested enterprises. Accordingly, our WFOEs are not eligible to provide value-added telecommunications services. As a result, we currently conduct our e-commerce business activities through Shanghai Xunmeng, a subsidiary of our VIE, which holds a VATS License for online data processing and transaction processing business (operating e-commerce) and internet content-related services. Shanghai Xunmeng is wholly owned by our VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). We entered into a series of contractual arrangements with Hangzhou Aimi and its shareholders, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results and its subsidiary into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, (i) the ownership structures of our VIE in China and Hangzhou Weimi are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Weimi, our VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business license and/or operating license of such entities;

•                  discontinuing or placing restrictions or onerous conditions on our operations;

•                  imposing fines, confiscating the income from Hangzhou Weimi or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•                  restricting or prohibiting our use of the proceeds of offshore financing to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. The Foreign Investment Law stipulates three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. However, there is no assurance that such contractual arrangement would not be considered as a type of indirect foreign investment activities under the definition of “foreign investment.” In addition, the Foreign Investment Law stipulates that activities constituting “foreign investment” includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to regulation on such contractual arrangements and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

The rights and functions of the Pinduoduo Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of the company, and the interests of the Pinduoduo Partnership may conflict with your interests.

Under our currently effective articles of association, the Pinduoduo Partnership, upon satisfaction of certain conditions, will be entitled to appoint executive directors and nominate the chief executive officer of our company. Unless removed by the shareholders in accordance with the then effective articles of association of the company or terminated upon his or her death or resignation, such executive director candidate duly nominated by the Pinduoduo Partnership shall be approved and appointed by our board of directors and serve as an executive director of our company until expiry of his or her terms. The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for re-affirmation by the nomination committee of the board of directors and appointment by the board of directors. If the candidate is not re-affirmed by the nomination committee or appointed by the board of directors in accordance with the then effective articles of association of the company, the partnership may nominate a replacement nominee until the nomination committee re-affirms and the board of directors appoints such nominee as chief executive officer, or the nomination committee or the board of directors fails to re-affirm and appoint the third candidate nominated by the Pinduoduo Partnership, after which time the board of directors may nominate and appoint any person to serve as the chief executive officer in accordance with the then effective articles of association of the company. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Pinduoduo Partnership.” This governance structure and contractual arrangements will limit your ability to influence corporate matters, including the matters determined at the board level.

In addition, the interests of the Pinduoduo Partnership may not coincide with your interests, including certain managerial decisions such as partner compensation. For example, each year, once an aggregate bonus pool is approved by the board of directors, the partnership committee of the Pinduoduo Partnership will make further determinations as to, among other things, the allocation of the current bonus pool among all partners and these allocations may not be entirely aligned with the interest of shareholders who are not partners. Because the partners may be largely comprised of members of our management team, the Pinduoduo Partnership and its executive director nominees may focus on the operational and financial results that may differ from the expectations and desires of shareholders. To the extent that the interests of the Pinduoduo Partnership differ from your interests on certain matters, you may be disadvantaged.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIE contributed 72.4%, 100.0% and 77.3% of our consolidated total revenues in 2016, 2017 and 2018, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIE, each such shareholder has irrevocably authorized Hangzhou Weimi to exercise his, her or its rights as a shareholder of the relevant VIE pursuant to the terms of the relevant shareholders’ voting rights proxy agreement. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Messrs. Lei Chen, Qin Sun and Zhen Zhang are beneficiary owners of our company and hold 86.6%, 4.4% and 0.1% equity interests in our VIE, respectively. They are either directors or employees of our company. The remaining 8.9% equity interests in our VIE are held by Linzhi Tencent Technology Co., Ltd., which is an affiliate of one of our shareholders. The shareholders of our VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure.” These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed shareholders’ voting rights proxy agreement to appoint Hangzhou Weimi or a person designated by Hangzhou Weimi to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of our VIE has executed a spousal consent letter, under which the spouse agrees that he or she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual agreements shall be equally effective and binding on the heirs and successors of the parties thereto, or that our VIE shall not assign or delegate its rights and obligations under the contractual agreements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hangzhou Weimi’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise and VATS licenses. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries and our VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and our VIE and one of its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our Pinduoduo mobile app. We do not directly own the mobile app due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China, including e-commerce services and internet content-related services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunications services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai Xunmeng owns the relevant domain names and trademarks in connection with our online platform and has the necessary personnel to operate our online platform.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Shanghai Xunmeng, a subsidiary of our VIE, was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2020. In April 2018, Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., a subsidiary of ours located in Qianhai District, Shenzhen, Guangdong Province, was qualified for a preferential tax rate of 15% and has been applying such preferential tax rate since then. The preferential tax rate is available from 2014 to 2020 and is awarded to companies located in Qianhai District that operate in certain encouraged industries. Government subsidies and preferential tax treatments are subject to discretions of the relevant governmental authorities and our eligibility for them are therefore out of our control. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China. We may make loans to our PRC subsidiaries and VIE subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows from China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. This regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

All of our shareholders who we are aware of being subject to the SAFE regulations have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular No. 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas, publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, with a few exceptions, are required to register with SAFE through a domestic qualified agent. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7. SAT Circular 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Effective December 2017, SAT Circular 37, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has ranged from US$16.53 to US$31.99 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our brand, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, such as the putative class action lawsuits we disclosed in the “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” section. These putative class action suits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations. Moreover, these class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages or indemnification claims, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale or transfer of Class B ordinary shares by a holder thereof to any person other than Mr. Zheng Huang or any entity which is not ultimately controlled by Mr. Zheng Huang, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

As of the date of this annual report, our founder, chairman of the board of directors and chief executive officer, Mr. Zheng Huang, beneficially owns all of our issued Class B ordinary shares. As of March 31, 2019, these Class B ordinary shares constituted approximately 44.6% of our total issued and outstanding share capital and 89.0% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have been the subject of short selling, and it is not clear what long-term effect such negative publicity could have on us. We may also be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, based on past court decisions, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares underlying the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in future rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your investment in our ADSs may be impacted if we are encouraged to issue CDRs in the future.

Currently the Chinese central government is proposing new rules that would allow Chinese technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts, or CDRs. Once the CDR mechanism is in place, we might consider and be encouraged by the evolving Chinese governmental policies to issue CDRs and allow investors to trade our CDRs on Chinese stock exchanges. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

We may incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an “emerging growth company.”

As a public company, we incur significant accounting, legal and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. As we are no longer an “emerging growth company” since December 31, 2018, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ADSs, we do believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.                            Information on the Company

A.                                    History and Development of the Company

We commenced our commercial operations in 2015 through Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, and Shanghai Xunmeng Information Technology Co., Ltd., or Shanghai Xunmeng, in parallel. In June 2016, to streamline the operations of these two companies, Hangzhou Aimi obtained 100% equity interest in Shanghai Xunmeng, and Shanghai Xunmeng became a wholly-owned subsidiary of Hangzhou Aimi.

We incorporated Walnut Street Group Holding Limited under the laws of the Cayman Islands as our offshore holding company in April 2015 to facilitate offshore financing. In the same month, we established HongKong Walnut Street Limited, or Walnut HK, our wholly-owned Hong Kong subsidiary, and Walnut HK established a wholly-owned PRC subsidiary, Hangzhou Weimi Network Technology Co., Ltd., or Hangzhou Weimi. Walnut HK established two additional wholly-owned PRC subsidiaries, Walnut Street (Shanghai) Information Technology Co., Ltd. (formerly known as Shanghai Pinduoduo Network Technology Co., Ltd.) and Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., in January 2018 and April 2018, respectively, which, together with Hangzhou Weimi, are referred to as our WFOEs in this annual report. In July 2018, we renamed our company as Pinduoduo Inc.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hangzhou Weimi later entered into a series of contractual arrangements with Hangzhou Aimi, which we refer to as our VIE in this annual report, and its shareholders. We depend on these contractual arrangements with our VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. The shareholders of our VIE may have potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

As a result of our direct ownership in our WFOEs and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On July 26, 2018, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “PDD.” We raised approximately US$1.7 billion in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us. In February 2019, we completed a follow-on public offering, and raised approximately US$1.2 billion in net proceeds after deducting underwriting discounts and offering expenses payable by us.

Our principal executive offices are located at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-52661300. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.                                    Business Overview

We are an innovative and fast-growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. Our Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement. As a result of our innovative business model, we have been able to quickly expand our buyer base and establish our brand recognition and market position. We are one of the leading Chinese e-commerce players in terms of GMV and the number of total orders. Our GMV in 2017 and 2018 was RMB141.2 billion and RMB471.6 billion (US$68.6 billion), respectively. In 2017 and 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 11.1 billion, respectively.

We pioneered an innovative “team purchase” model on our platform. Buyers can access our platform and make team purchases by either visiting our platform directly or through popular social networks, such as Weixin and QQ. They are encouraged to share product information on such social networks, and invite their friends, family and social contacts to form a shopping team to enjoy the more attractive prices available under the “team purchase” option. As a result, buyers on our platform actively introduce us and the products available on our platform to their friends, family and social contacts, some of whom may be new to our platform. New buyers in turn further refer our platform to their broader family and social networks, generating low-cost, effective and organic traffic and frequent interactions and leading to the exponential growth of our buyer base. In 2017 and 2018, the number of active buyers on our platform reached 244.8 million and 418.5 million, respectively.

Our large and highly active buyer base has helped attract merchants to our platform, and the scale of our sales volume has encouraged merchants to offer even more competitive prices and customized products and services to buyers, thus forming a virtuous cycle. In 2018, we had 3.6 million active merchants on our platform, offering a broad range of product categories.

Our “team purchase” model has transformed online shopping into a dynamic social experience. We have consciously built our platform to resemble a “virtual bazaar” where buyers browse and explore a full spectrum of products while interacting with one another. In contrast to the conventional search-based “inventory index” model, our platform brings out the fun and excitement of discovery and shopping. This embedded social element has fostered a highly engaged user base. In May 2018, to further provide a fun experience for users of our platform, we launched Duo Duo Orchard, an engaging in-app game that allows users to plant and grow a virtual tree on our platform to win prizes in the form of real fruits.

Not only is the “team purchase” model an efficient tool for user engagement and expansion, it also helps us understand our users better so that we could help improve the supply chain efficiency of the retail market. We can channel user preferences to merchants so that they can adjust their production and sales plans accordingly. As a result, upstream suppliers can be better informed of consumer demand and transformed by the “C2M” (Consumer-to-Manufacturer) model.

We leveraged our platform and developed the “Internet + Agriculture” initiative to facilitate direct sales between small-scale farmers and consumers. By making recommendations to consumers based on our understanding of their preferences in product variety and price through our distributed AI framework, we are able to aggregate demand, thereby generating large volumes of orders for our farmer merchants. The large demand helps them to be less dependent on distributors and makes it possible for them to sell directly to consumers, thereby improving the overall supply chain efficiency and reducing cost. Through such an initiative, consumers end up getting fresher and safer products for a lower price, while farmers earn more, which can be reinvested in their farming equipment and practices to further improve production quantity and quality.

We have experienced substantial growth since our inception in 2015. We currently generate revenues primarily from online marketplace services. Our revenues grew from RMB504.9 million in 2016 to RMB1,744.1 million in 2017, and further to RMB13,120.0 million (US$1,908.2 million) in 2018. We incurred net loss of RMB292.0 million, RMB525.1 million and RMB10,217.1 million (US$1,486.0 million) in 2016, 2017 and 2018, respectively.

Our “New E-Commerce” Platform

We are an innovative and fast-growing “new e-commerce” platform. We are one of the leading Chinese e-commerce players in terms of GMV and the number of total orders. We conduct our business primarily through our Pinduoduo mobile platform. Buyers come to our platform to browse, explore and purchase attractive value-for-money merchandise from third-party merchants. The scale of our sales volume and our ability to enable them to achieve massive sales volume have attracted merchants to our platform, and encouraged them to offer more competitive prices and customized products and services to buyers. Since our inception, the number of our active buyers and active merchants grew exponentially, and reached approximately 418.5 million and 3.6 million, respectively, in 2018. In 2017 and 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 11.1 billion, respectively.

Our platform offers “individual purchase” and “team purchase” options. A buyer who opts for the individual purchase option places the order or transacts with a merchant on an individual basis to get speedier delivery whereas team purchase buyers combine their purchase orders for a particular merchandise with other buyers to enjoy a lower price. Merchants on our platform typically require at least two buyers to team up in order to take advantage of the “team purchase” option. Substantially all of the transactions in 2017 and 2018 were team purchases.

We cooperate with leading third-party online payment service providers in China, including Weixin Pay, QQ Wallet, Alipay and Apple Pay, and enable our buyers to make payments for their purchases easily and efficiently. We do not depend on any particular provider for such services. Upon an individual purchase order or once a team purchase order is formed on our platform and confirmed to the applicable merchant, the merchant will handle the fulfillment, select the most suitable third-party logistics service provider and arrange for the delivery of products to the buyers.

With the seamless integration of our platform with major social networks in China, such as Weixin and QQ, our buyers can quickly and smoothly find other potential buyers to form a team either directly on our app or through sending a team purchase invitation, or sharing product information or their Pinduoduo shopping experiences with their friends, family and social contacts. The act of sharing is then rewarded by the more attractive purchase price offered through the team purchase option. The embedded social element has also helped foster a highly engaged user base.

Our Team Purchase Model

We pioneered an innovative “team purchase” model on our platform. For each product on our platform, a buyer can choose between buying the product individually or initiating or joining a team purchase. If the buyer chooses to initiate or join a team purchase, he or she may enjoy a lower price if enough buyers (usually two) join the team.

A buyer can initiate a team purchase and share product information on social networks, such as Weixin and QQ, to invite his or her social contacts to form a shopping team. The buyer’s social contacts can in turn refer our platform to their social contacts easily and thus reach even more potential buyers. After initiating a team purchase, a buyer may also wait for other buyers on our platform to join the team purchase. Alternatively, a buyer can choose to join an active team purchase listed on our platform, which is initiated by other buyers who may or may not be his or her social contacts. After a team purchase is initiated, it will have 24 hours to meet the minimum team size mandated by the merchant. As soon as the minimum number of buyers is reached, the team purchase will be confirmed. If the minimum team size is not reached within 24 hours, the team purchase order may be cancelled with all payments made by the buyers refunded.

The team purchase option allows us to acquire buyers effectively and efficiently and expand our buyer base organically. Buyers refer our platform to their social contacts in order to take advantage of the more attractive team purchase prices compared to the individual purchase option. The new buyers in turn introduce our platform to even more buyers. The established trust, similar shopping interests and consumption patterns shared among our buyers and their friends, family members and other social network contacts help enhance buyer engagement, grow our buyer base while keeping buyer acquisition costs low.

After the buyers receive the products, they may return to the product description pages and leave reviews on the purchased products and their shopping experiences.

Our Fun Elements

We provide our buyers with a fun and interactive shopping experience. We embed in our mobile app a variety of fun elements such as games and promotions, to encourage user interactions, sharing, and platform engagement. The following is an example of the fun and engaging elements in our app.

Duo Duo Orchard. In May 2018, we launched a fun and user-engaging feature, Duo Duo Orchard. Through this feature, users on our platform can plant a virtual fruit tree in our Duo Duo Orchard and virtually water and grow it on our platform to win prizes in the form of real fruits. Our users can earn “virtual water” by accomplishing certain tasks including making purchases on our platform, logging into their accounts, inviting friends, or clicking on displays of products provided by merchants who participate in the “Duo Duo Orchard” program. Once a user’s virtual tree bears fruit, we will send him or her a basket of real fresh fruits. The straightforward gameplay and rewards for frequent visits encourage greater user engagement. The game features daily missions that incorporate fun shopping and seamless browsing elements while other game elements encourage playing and sharing with friends. In addition to being a user engagement tool, Duo Duo Orchard also helps us make an impact on underprivileged farming communities. The fruits delivered as prizes are sourced primarily from impoverished areas like Southern Xinjiang, and we also highlight different agricultural products daily from these impoverished areas to drive greater sales for these farmers while users earn additional virtual water through their purchase.

Our Buyers

Direct buyer traffic to our platform is primarily generated from word-of-mouth referrals by our existing buyers as well as the effect of our marketing campaigns. A portion of our buyer traffic comes from our user recommendation or product introduction feature which buyers can share with friends or contacts through social networks such as Weixin and QQ. In addition, buyers may also access our platform and make purchases via our mini-program within Weixin directly. Mini-program is a light feature embedded in Weixin to facilitate discovery and download of stand-alone mobile apps. It is an enhancement of Weixin official accounts and is designed to connect service providers with mobile users. This embedded feature is currently provided to service providers for free, and the user interface of our mini-program is substantially identical to our own mobile app with the same product offerings by the same merchants. Therefore, the manner in which a buyer accesses our platform does not affect the way in which we derive our revenues. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platform and through social networks. Therefore, during our daily operations, we focus more on the GMV on our platform as a whole and the seamless user experience across different access points, and believe that the final purchase destination cannot be used to reflect the significance of social networks and our Pinduoduo mobile app to our business operations.

Our Merchandise Selection

We provide a comprehensive suite of product categories on our platform, including apparel, shoes, bags, mother and childcare products, food and beverage, fresh produce, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Our GMV in 2017 and 2018 was RMB141.2 billion and RMB471.6 billion (US$68.6 billion), respectively. In 2018, our platform had 3.6 million active merchants.

Merchants on our platform set the price for their products. We encourage merchants to offer the most attractive prices for merchandise sold on our platform. Two listed prices typically apply to each merchandise, one for the individual purchase option and a lower price for the team purchase option. Due to the large sales volume generated on our platform, some of the merchants on our platform also set aside exclusive product supplies for us and offer the most competitive prices for our buyers.

At the same time, we implement strict policies and control measures aimed at ensuring the accuracy of product descriptions on our platform. Our merchant onboarding system is integrated with an identity verification system. After a merchant undergoes our registration process and is admitted to our platform but before it is allowed to place any merchandise on our platform or launch a sales event, it must make a deposit to guarantee its compliance with our platform’s policies and rules, and the amount of such deposit varies depending on merchant type and merchandise category. Before the product information is posted on our platform, we leverage our artificial intelligence-based screening system to identify potential issues and submit questionable merchandise for further review and verification. After product information has been posted, our system continues to monitor and conduct semantic analysis on buyer reviews, the results of which are used as input for evaluation of the associated merchant’s compliance with our policies. If a merchant is found to have violated our policies, we compensate the buyers on behalf of the merchant in accordance with the service agreement with the merchant on our platform. In addition to responding to buyer complaints, our dedicated merchandise control team also conducts randomized test purchases to verify whether product descriptions match the products delivered. A merchant’s record of compliance, together with other factors such as its sales volume and buyer feedback and reviews, is taken into account when our platform compiles such merchant’s ranking, which may affect the level of exposure it receives on our platform and in turn may affect its sales volume. We also continue to invest in technical capabilities relating to keyword identification, filtering images, text and video recognition and the development of a blacklisting mechanism. For example, we have developed a search algorithm that displays legitimate brand names and products even when users key in an infringing brand. In addition, we are in the process of establishing a fast-track IP channel in cooperation with government authorities to help merchants apply for their own trademarks and build their own brands. We also reward merchants who sell high-quality products and provide superb services with preferential transaction services fee rates, as part of our continued efforts to improve user experience, thereby creating a virtuous cycle that attracts high-quality merchants and weeds out counterfeit and infringing goods.

Additionally, we require merchants on our platform to strictly abide by a seven-day return period policy for nonperishable products sold by them on our platform. In accordance with the policy, buyers can return the products within the period so long as the products are in their original condition and any usage of such products does not affect the merchants’ ability to resell. Once a buyer submits a return request, the relevant merchant will first review and process the request. In the event that the request cannot be resolved within 48 hours or a dispute escalates, we will be involved to resolve the request or dispute.

Our Services and Values to Merchants

Our merchants benefit from our broad buyer reach and the high sales volume on our platform as well as value-added services such as online marketing services, data analysis and advice. We provide online marketing services to help merchants promote their merchandise more effectively and also offer them additional training resources and merchant support through Duo Duo University. Duo Duo University is easily accessible through our main merchant dashboard and is frequently updated to guide merchants through the various tools available to them on our platform. Through the same dashboard, merchants can also apply to participate in the various promotional activities on our platform, such as our shopping festivals.

In addition, we strive to leverage data analytics and artificial intelligence capabilities to help merchants optimize their supply chain capabilities. The large scale of our business gives us extensive data, enabling us to better understand and serve our buyers and to better predict potential sales volume of certain merchandise potentially. We can channel valuable analytical findings to merchants on our platform so that they can adjust their production, inventory planning, sales plans, and logistic services accordingly. As a result, upstream suppliers are better informed of consumer demand and transformed by the “C2M” (Consumer-to-Manufacturer). C2M is a multi-year, multi-stage process, and we are still in the early innings.

Our “Internet + Agriculture” Initiative

We leveraged our platform and developed our “Internet + Agriculture” initiative to facilitate direct sales between small-scale farmers and consumers. By making recommendations to consumers based on our understanding of their preferences in product variety and price through our distributed AI framework, we are able to aggregate demand, thereby generating large volumes of orders for our farmer merchants. The large demand helps them to be less dependent on distributors and makes it possible for them to sell directly to consumers, thereby improving the overall supply chain efficiency and reducing cost.

Through such an initiative, consumers end up getting fresher and safer products for lower price while farmers get to earn more income, which can be reinvested in their farming equipment and practices to further improve production quantity and quality. This market we created for fresh produce will also enable the logistics companies to optimize their procedures for delivering fresh produce and reduce spoilage during the delivery process, creating value in the supply chain.

With this initiative, we help to battle poverty in rural China. Going forward, we plan to continue to increase our efforts in this area and provide more platform-wide support to the development of China’s agricultural market.

Developing “Pin” Brands

In December 2018, we established a “New Brand Initiative” to help merchants launch their own brands. By leveraging the traffic on our platform and directing users to discover these value-for-money products, we are able to jump-start the growth of these domestic brands with a steady source of aggregated demand. With larger order volumes, these merchants are able to realize greater economies of scale and can re-invest those savings by sharing them with consumers or putting them into product development and marketing to build their own brands. We have also utilized our big data technology to inform merchants of emerging trends and consumer preferences, which they can take into consideration when managing their inventory or developing new products tailored for different consumer groups. Within the first wave of manufacturers we have worked with, our data insights have contributed towards the development of a number of popular products which have subsequently become signature products of those brands.

Through this new initiative, we have introduced the concept of “Transparent Manufacturing” with manufacturers spanning industries like electronics, kitchenware and paper products. The selected manufacturers all have strong production capabilities, but have yet been able to achieve their full potential in terms of market penetration. A major hurdle historically faced by these domestic enterprises has been the consumer perception that they produce low-quality goods. By setting up live-streaming capabilities inside these factories and taking in production data from these manufacturers, we aim to inject greater transparency around the manufacturing processes of these domestic enterprises and build greater consumer confidence in these new brands. Additionally, we are also in the process of establishing a fast-track IP channel in cooperation with government authorities to help merchants apply for their own trademarks and market their own brands.

Technology

Our smooth operations and rapid growth are supported by our proprietary technology. Our leading technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on our platform each day, have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2018, we had a technology team with more than 1,800 engineers. Many of our engineers have post-graduate degrees and had prior working experience in Google, Microsoft and leading internet companies in China. Key components of our technology include:

Big Data Analytics Platform

We build our big data analytics capability upon our distributed computing infrastructure that can efficiently handle complex computing tasks of billions of data instances and millions of analytical dimensions. Based on buyers’ purchase behaviors and usage patterns, we leverage big data analytics and artificial intelligence technology to optimize our operation and enhance user experience. For example, we not only look into the basic order information but also buyer behavioral data such as how long such buyer spent on browsing and reviewing a particular product and products of similar categories. We then strive to build predictive and statistical models based on the big data we have accumulated.

Distributed Artificial Intelligence and Machine Learning

To date, we have applied various artificial intelligence and machine learning technologies on our platform in multiple areas to enhance user experience.

For example, we are gradually applying artificial intelligence technology to establish user profiling and model iteration, which may enable us to provide more accurate recommendation of products to our buyers to maximize consumer satisfaction. In addition, we are developing our distributed artificial intelligence system to offer a differentiated approach to data protection and infrastructure from the mainstream centralized artificial system. Our distributed artificial intelligence is built on the assumptions that people’s decisions could be influenced by people around them, people they trust, and the environment they are in, and that decision-making process is dynamic.

Our deep learning capabilities can also accelerate our innovations in areas such as image recognition, speech recognition, text and voice interaction, item recommendation and automated question answering.

Data Security and Protection

We have established a comprehensive security system, supported by our network situational awareness and risk management system that spans from the individual end users across our entire network, covering our platforms, data and services. Our back-end security system is capable of handling hundreds of millions of instances of malicious attacks each day to safeguard the security of our platform and to protect the privacy of our buyers and merchants.

We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted strict data protection policy to ensure the security of our proprietary data. We collect anonymized, non-confidential user behavior and pattern data based on their interactions with our platform through our social networks partners, which have been pre-processed to exclude user identity or other sensitive information. We encrypt confidential personal information we gather from our own platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in data analytics efforts.

Marketing

We have been able to build a large base of loyal buyers primarily through word-of-mouth referrals via social networks. To enhance our brand awareness, we also conduct online and offline marketing and brand promotion activities, including sponsoring high-profile shows and events and running commercials on national television networks. For example, we advertised our platform through sponsoring China Central Television’s live broadcasting of the 2018 FIFA World Cup and the 2019 Spring Festival Gala. Furthermore, we offer coupons from time to time to stimulate buyer engagement on our platform. In addition, we host various offline marketing activities to merchants to promote our brand image and the value of our online marketplace services.

Competition

The e-commerce industry in China is intensely competitive. Our current or potential competitors include (i) major e-commerce companies in China, (ii) major traditional and brick-and-mortar retailers in China, (iii) retail companies in China focused on specific product categories and (iv) major internet companies in China that do not operate e-commerce business now but may enter the e-commerce business area or are in the process of initiating their e-commerce businesses.

We compete primarily on the basis of:

•                  our large and active buyer base;

•                  the fun and interactive shopping experiences on our platform;

•                  our ability to seamlessly connect e-commerce with social networks;

•                  pricing of products sold on our platform;

•                  our ability to attract and retain merchants;

•                  product quality and selection;

•                  brand recognition and reputation; and

•                  the experience and expertise of our management team.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less buyer traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 and December 12 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the fourth quarter of each year to celebrate the anniversary of the founding of our platform. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual property

As of December 31, 2018, we owned 18 computer software copyrights in China relating to various aspects of our operations and maintained approximately 228 trademark registrations inside China and 26 trademark registrations outside China. We also had 310 trademark applications inside China. Our registered domain names include www.pinduoduo.com, among others.

Corporate Social Responsibility

Corporate social responsibility has been central to how we do business, starting with operating with integrity in all we do and extending to serving the community at large in China.

Our chairman and chief executive officer, Mr. Zheng Huang, strongly believes in giving back to social causes and communities in need and is an adamant advocate for using science and technology to benefit our society. Mr. Huang is in the process of establishing a private charitable foundation. This foundation will focus on supporting our employees who have emergency needs and promoting corporate social responsibility efforts that are consistent with our values, beliefs and vision. Mr. Huang has set aside approximately 2.1% of our total outstanding shares to fund this foundation. We will establish a management committee consisting of our management team or members of Pinduoduo Partnership to supervise the allocation of the fund to worthy causes and initiatives and manage its daily operations.

Mr. Huang also plans to establish an additional private charitable foundation to support scientific and medical research and frontier technology. This foundation is to be funded by his ownership stake in our company with a size to be determined.

Social Impact of Our Initiatives

Apart from Mr. Huang’s personal efforts, we have also had a meaningful impact on the rural poverty in China. In 2018, we enabled and supported approximately 680,000 merchants located in national-level poverty-stricken counties to sell their agricultural products on our platform. Our “Internet + Agriculture” cycle connects our 418.5 million users directly to growers in rural areas through our efficient supply-chain and logistic optimization. Notable successes include Meishan County in Sichuan Province, a landlocked area that grows high-quality tangerines. The rural village has over 1,000 tangerine growers and they saw a good harvest in the autumn of 2018 but they had no choice but to allow their fruits to rot in their orchards as they had little convenient access to the market. After listing their fresh produce on our platform, the tangerine growers received over 70,000 orders in 48 hours and they sold the products at a stable selling price that was many times above the price they could fetch locally.

In addition, we leverage the feature on our Duo Duo Orchard to help farmers sell their produce and increase their income while creating more fun and interactive shopping experience for our users. We will continue to step up our efforts and provide more platform-wide support to farmers on our platform.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are in principal governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. In June 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, effective in July 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category and are generally open to foreign investment. Formation of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed in industries in the prohibited category.

In June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective in July 2018. Industries set out in the Negative List are subject to foreign investment prohibition or restriction. Comparing to the Catalogue effective in July 2017, less industries are classified as prohibited or restricted for foreign investments in the Negative List. In addition to restrictions on shareholding ownership by foreign investors, the Negative List also sets out other requirements on corporate governance practice, such as the composition of board or senior management. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List, and foreign investors are not allowed to hold more than 50% of the total shares in such business.

In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures. Pursuant to the latest FIE Record-filing Interim Measures, except where a special approval is required, the formation of, and subsequent change made to foreign-invested enterprises does not require pre-approval by the MOFCOM or its local counterpart and are only subject to record-filing procedures as long as such action does not involve special entry administration measures.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, foreign investors need to meet a number of stringent requirements on historical performance and operation track record to be qualified to acquire any equity interest in a value-added telecommunication business in China. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business in July 2006. Under this circular from the MIIT Circular, a domestic company that holds an telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our e-commerce business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. This new law will become the foundation for regulation on foreign investments in China. The Foreign Investment Law implements a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law stipulates three forms of foreign investments, but does not explicitly name contractual arrangements as a form of foreign investments. Notwithstanding the above, the Foreign Investment Law sets a very broad definition of “foreign investment” to catch any activities where foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. The State Council may in the future enact laws or issue administrative regulations to classify contractual arrangements as a form of foreign investments. In that case our contractual arrangements might be deemed to be in violation of the foreign investment restriction. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Licenses, Permits and Filings

The PRC government puts extensive regulation over the telecommunications industry, particularly the internet service sector. The State Council, MIIT, MOFCOM, SAIC, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits required due to regulatory changes of PRC governmental authorities or failure to comply with any requirements of PRC laws and regulations may materially and adversely affect our daily operations and hinder our growth.”

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operating Licenses

In September 2000, the Telecommunications Regulations of the People’s Republic of China were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the this regulation, telecommunications service providers are required to obtain operating licenses prior to commencement of operations. It draws a distinction between “basic telecommunications services” and “value-added telecommunications services.” In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), under which both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, were categorized as value-added telecommunication services. This catalog further specifies the scope of  information service business, which covers information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, which confirm the two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunication business operating licenses, or VATS Licenses. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority before any change to its shareholders or business scope could occur. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, pursuant to which commercial internet content-related services operators shall obtain a VATS License for internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

Our consolidated affiliated entity, Shanghai Xunmeng, the main operating entity which provides platform service to third-party merchants for their sales of products, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet information services (excluding information search and inquiry services and real-time interactive information services) from Shanghai Communications Administration, and this license will expire in August 2022. Another consolidated affiliated entity, Hangzhou Aimi, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet information services (excluding information search and inquiry services and real-time interactive information services). The license was issued by Zhejiang Communications Administration and is scheduled to expire in July 2020.

Internet Drug Information Service Qualification Certificate

The State Food and Drug Administration, or the SFDA (which has now been merged into SAIC), promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An internet information service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the province-level counterpart of the SFDA. Shanghai Xunmeng holds an Internet Drug Information Service Qualification Certificate issued by the Shanghai Municipal Food and Drug Administration for the provision of internet medical information services, and this license will remain valid until January 2022.

Filing by Online Trading Platforms Providing Services for the Distribution of Publications

We are subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. Pursuant to the Regulation on the Protection of the Right to Network Dissemination of Information promulgated by the State Council, a network service provider of information storage, searching and linking services, should remove the link to a work, performance or audio-video product if the work is suspected of infringing on other’s right. The removal should take place promptly by the service provider upon receipt of a notice alleging such infringement issued by the owner of such work or audio-video products. According to the Provisions on the Administration of the Publication Market, an online trading platform that provides services for the distribution of publications shall complete filing procedures with the competent publication administrative authority. An online trading platform is required to examine the identity of the dealers distributing publications through the platform, verify their business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and supervision in accordance with this regulation, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the relevant publication authority.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services

The SFDA promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices in December 2017, which became effective in March 2018. Pursuant to such measures, a third-party platform providing online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department. According to the measures, a third-party platform that fails to complete the filing in accordance with the measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may subject the platform to public exposure of incompliance and a penalty of not exceeding RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the relevant administrative authority.

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the SFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform providing online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where the platform fails to complete such filing, it may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the competent food and drug administration.

Regulations Relating to E-Commerce

In January 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures. Under the Online Trading Measures, e-commerce platform operators shall examine and register the identity of the merchants when such merchants apply for registration on their e-commerce platforms, review and update the identity information regularly, and keep record of the identity information. It is further provided that e-commerce platform operators shall make publicly available the link to, or the information contained, in the business licenses of such merchants (if the merchants are business entities) or a label confirming the verified identity of the merchants (if the merchants are individuals). A consumer is entitled to return the merchandise within seven days from the date after receipt of the merchandise without a reason, except for customized products, fresh and perishable goods, audio-visual products downloaded online or unpackaged by consumers, computer software and other digital products, and newspapers and journals. Merchants shall, within seven days upon receipt of the returned merchandise, provide full refunds to consumers. In addition, e-commerce platform operators shall not, through contractual terms or other means, set out the provisions that are not fair or reasonable to consumers such as those that exclude or restrain consumers’ rights, relieve or exempt operators’ responsibilities, and increase the consumers’ burdens, and shall not, through contractual terms or technical means, conduct transactions in a forcible manner.

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which took effect in January 2019. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants on the platform. For example, the E-Commerce Law requires e-commerce platform operators to respect and indiscriminately protect consumers’ legitimate rights and provide options to consumers, and also requires e-commerce operators to clearly point out to consumers their bundle sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such bundle sales by default. E-commerce platform operators are required under the E-Commerce Law to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided on the platform. The E-Commerce Law also requires any e-commerce platform operator to develop, and continuously publish or make publicly available by a prominent link on its home page, its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to registration and de-registration on the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenient and full access to reading and downloading such service agreement and transaction rules by merchants and consumers. Moreover, according to the E-Commerce Law, e-commerce platform operators, who fail to take necessary actions when they know or should have known any intellectual property infringement, product defects or other infringement of consumer rights by any merchant on the platform, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. In addition, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses. Failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

In December 2018, SAIC issued the “Opinions on Doing Well in E-Commerce Operator Registration,” which requires e-commerce operators, including individuals and entities carrying out business online and e-commerce platform operators and merchants on these platforms, to register with the local branches of SAIC. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. Pursuant to these opinions, the e-commerce platform operators shall provide identity information of the merchants on their platform to local branches of SAIC and prompt the merchants failing to make such registrations to comply with the relevant registration requirements.

In March 2016, the State Administration of Taxation, the Ministry of Finance and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or leverage the network to engage in activities that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations Relating to Product Quality and Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, as amended in and effective March 2014, and the Online Trading Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Tort Liability Law of the PRC also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant online user for the extended damages.

We are subject to the PRC Consumer Rights and Interests Protection Law, the Online Trading Measures and the Tort Liability Law of the PRC as an e-commerce platform service provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Internet Advertising Business

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities,. It defines internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority and may be only published after passing the examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

Regulations Relating to Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures. Under this rule, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our pattern of receiving settlement services from commercial banks and third-party online payment service providers are not in violation of the PBOC Notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.”

Regulations Relating to Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC and the Implementation Regulations on Labor Contract Law, regulate both parties to a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Workplace Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers, and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and other relevant regulations and rules.

According to the Regulations on the Administration of Housing Provident Fund, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits required due to regulatory changes of PRC governmental authorities or failure to comply with any requirements of PRC laws and regulations may materially and adversely affect our daily operations and hinder our growth.”

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was recently amended in February 2017. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In January 2009, the State Administration of Taxation, or SAT, promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two non-resident enterprises occurring outside China, which is indirectly related to the transfer of equity interests of a PRC resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business and Circular 698 became effective retroactively as of January 2008. In February 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay value-added tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, promulgated by the Ministry of Finance and SAT in November 2011, the State Council began to launch taxation reforms in a gradual manner in January 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect in May 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting from May 2016, and all taxpayers of business tax engaged in the construction industry, the real estate industry, the financial industry and the life science industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

In April 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

In March 2019, MOF, SAT and the General Administration of Customs jointly issued the Notice on Measures to Implement the Reform on Value-Added Tax, which came into effect on April 1, 2019. According to the above-mentioned notice, starting from April 1, 2019, taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, become subject to lower value-added tax rates of 13% and 9%, respectively. No change of value-added tax rates has been made with respect to our services.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Relating to Foreign Exchange

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE in and effective July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. Circular 37 further provides that option or share-based incentive holders of a non-listed SPV can exercise the options or share incentive grants to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC resident’s name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. In February 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks), and this foreign exchange capital can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued, and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3. Circular 3 sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

Our PRC subsidiaries’ distributions to their offshore parents are required to comply with the requirements as described above.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year are generally required to register with SAFE through a domestic qualified agent. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIE and its principal subsidiary, as of the date of this annual report:

Note:

(1)         Messrs. Lei Chen, Qin Sun and Zhen Zhang are beneficiary owners of our company and hold 86.6%, 4.4% and 0.1% equity interests in Hangzhou Aimi, respectively. They are either directors or employees of our company. The remaining 8.9% equity interests in Hangzhou Aimi are held by Linzhi Tencent Technology Co., Ltd., which is an affiliate of one of our shareholders.

Contractual Arrangements with Our VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hangzhou Weimi, our VIE and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law.

Agreements that provide us effective control over our VIE

Shareholders’ Voting Rights Proxy Agreement. Pursuant to the shareholders’ voting rights proxy agreement entered into on June 5, 2015, and amended and restated on April 25, 2018, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, each shareholder of Hangzhou Aimi irrevocably authorized Hangzhou Weimi or any person(s) designated by Hangzhou Weimi to exercise such shareholder’s rights in Hangzhou Aimi, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in Hangzhou Aimi, the power to propose to convene an extraordinary shareholders meeting, and other shareholders’ voting rights permitted by the Articles of Association of Hangzhou Aimi. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Hangzhou Aimi.

Equity Pledge Agreement. Pursuant to the equity pledge agreement entered into on June 5, 2015, and amended and restated on April 25, 2018, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi pledged all of their equity interests in Hangzhou Aimi to Hangzhou Weimi to guarantee their and Hangzhou Aimi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hangzhou Weimi in enforcing such obligations of Hangzhou Aimi or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Hangzhou Aimi, Hangzhou Weimi, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Aimi and priority in receiving the proceeds from such disposition. The shareholders of Hangzhou Aimi agree that, without Hangzhou Weimi’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letters. Pursuant to these letters, the spouses of Messrs. Lei Chen, Qin Sun and Zhen Zhang unconditionally and irrevocably agreed that the equity interest in Hangzhou Aimi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement. Each of their spouses agreed not to assert any rights over the equity interest in Hangzhou Aimi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Hangzhou Aimi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Hangzhou Weimi and Hangzhou Aimi, dated June 5, 2015, Hangzhou Weimi has the exclusive right to provide to Hangzhou Aimi consulting and services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Hangzhou Weimi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Hangzhou Aimi agrees to pay Hangzhou Weimi service fee at an amount as determined by Hangzhou Weimi. This agreement will remain effective for a ten-year term and then be automatically renewed, unless Hangzhou Weimi gives Hangzhou Aimi a termination notice 90 days before the term ends.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement entered into on June 5, 2015, and amended and restated on April 25, 2018, by and among Hangzhou Weimi, Hangzhou Aimi and each of the shareholders of Hangzhou Aimi, each of the shareholders of Hangzhou Aimi irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Hangzhou Aimi, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Hangzhou Aimi has granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hangzhou Aimi’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. Each of the shareholders of Hangzhou Aimi undertakes that, without the prior written consent of Hangzhou Weimi or us, they may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. Unless terminated by Hangzhou Weimi at its sole discretion, the exclusive option agreement will remain effective until all equity interests in Hangzhou Aimi held by the shareholders of Hangzhou Aimi and all assets of Hangzhou Aimi are transferred or assigned to Hangzhou Weimi or its designated representatives.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•                  the ownership structures of Hangzhou Weimi and Hangzhou Aimi are not in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Hangzhou Weimi and Hangzhou Aimi and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our e-commerce business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 28,496 square meters in Shanghai, China. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

Our servers are hosted in leased internet data centers in different geographic regions in China. We typically enter into leasing and hosting service agreements with these internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.                   Unresolved Staff Comments

None.

Item 5.                            Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.            Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial conditions are affected by the general factors affecting China’s retail industry, including China’s overall economic growth, the increase in per capita disposable income and the growth in consumer spending in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the improved logistics infrastructure and the increasing adoption of mobile payment. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our ability to attract and retain buyers and increase buyer activities

User experience is our utmost priority. Attracting, engaging and retaining buyers have been our key focuses since our inception. We measure our effectiveness in attracting and retaining buyers through several key performance indicators, including our active buyers, GMV, annual spending per active buyer and average monthly active users. During the twelve months ended December 31, 2018, we have achieved 418.5 million of active buyers, 471.6 billion of GMV, and 1,126.9 RMB of annual spending per active buyer. For the three months of October to December of 2018, the average monthly active users on our platform was 272.6 million.

Our number of active buyers, annual spending per active buyer and average monthly active users have been increasing. The increases have primarily been driven by the growing popularity and recognition of our brand and platform, the consumer preferences for our innovative shopping experience, wide selection and attractive prices of merchandise offered on our platform, and the positive impact of our promotional and marketing campaigns. As a result, our GMV has also experienced significant growth.

Our ability to grow and retain our buyer base and increase buyer activities depends on our ability to continue to provide value-for-money products and fun and interactive shopping experiences. We also plan to further leverage social networks and word-of-mouth viral marketing, and conduct online and offline marketing and brand promotion activities to attract new buyers and increase buyer activities. In addition, we plan to continue to encourage buyers to place more orders with us through a variety of means, including granting coupons and holding special promotional events. As our business is still at a growth phase and in light of our ability to develop a highly engaged buyer base, we expect continuing growth in our buyer base and buyer activities.

Our ability to establish and maintain relationships with merchants

In addition to the scale and engagement of active buyers, our growth is also driven by the scale of merchants on our platform. In 2018, the number of active merchants on our platform reached 3.6 million. Merchants are attracted to our platform by our large buyer base and scale of sales volume as well as targeted online marketing and other services provided by us. The increase in the number of active merchants leads to more competitive prices and broader product categories offered on our platform, which in turn helps us attract more buyers, generating powerful network effects.

Our ability to provide popular products on our platform at attractive prices also depends on our ability to maintain mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure our user experience. To date, our buyers and merchants have been increasing in parallel as a result of the network effects of our platform.

Our ability to provide innovative online marketplace services and broaden service offerings

We currently generate revenues primarily from online marketplace services that we provide to merchants. We believe that increasing the value and variety of our online marketplace services and the consequent return on investment to merchants from utilizing these services will increase demand for our services. We aim to enhance the value of our online marketplace services through such means as broadening our service offerings, increasing the size and engagement of our buyer base, improving recommendation features, developing innovative marketing services, and improving the measurement tools available to merchants.

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more buyers and merchants to our platform. Our costs of revenues currently consists primarily of payment processing fees, bandwidths and server costs, staff costs and other expenses directly attributable to the online marketplace services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB169.0 million in 2016 to RMB1,344.6 million in 2017, and further to RMB13,441.8 million (US$1,955.0 million) in 2018, while sales and marketing expenses as a percentage of our revenues increased from 33.5% in 2016 to 77.1% in 2017, and further to 102.5% in 2018.

We believe our marketplace model has significant operating leverage and enables us to realize structural cost savings. For example, due to our large buyer base, we are able to attract a large number of merchants, which in turn generates a strong source of demand for our online marketing and other services for merchants. As our business further grows in scale, we believe our massive scale, coupled with the network effects, will allow us to benefit from substantial economies of scale. For example, the costs associated with the operation of our platform as well as our operating expenses do not increase at the same pace as our GMV growth as we do not require a proportional increase in the size of our workforce to support our growth. We achieve economies of scale in our operation as a wider selection of merchandise attracts a larger number of buyers, which in turn drives an increase in the scale of our sales volume and attracts more merchants to our platform. In addition, our scale creates value for our merchants by providing an effective channel for selling large volumes of products and by offering them comprehensive data insights on buyer preferences and market demand. We believe this value proposition will make our platform more attractive to merchants and further increase their sales and spending on our platform. This business model also enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory. As our business further grows, we believe we will be able to take advantage of economies of scale to further improve our operational efficiency over time.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We used to generate revenues from both online marketplace services and merchandise sales prior to 2018, and primarily from online marketplace services from 2018 onwards. Revenues from online marketplace services further include revenues from online marketing services and transaction services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Online marketplace services:
Online marketing services	—	—	1,209,275	69.3	11,515,575	1,674,871	87.8
Transaction services	48,276	9.6	531,416	30.5	1,604,415	233,352	12.2
Merchandise sales	456,588	90.4	3,385	0.2	—	—	—
Total revenues	504,864	100.0	1,744,076	100.0	13,119,990	1,908,223	100.0

Online marketplace services

Under our current business model, we generate revenues primarily from online marketplace services. Our revenues from online marketplace services include revenues from online marketing services and transaction services.

Online marketing services. We provide online marketing services to allow merchants to bid for keywords that match product listings appearing in search results on our platform and advertising placements such as banners, links and logos. The placement and the price for such placement are determined through an online bidding system.

Transaction services. We charge merchants fees for transaction-related services that we provide to merchants on our platform. As part of our continued efforts to improve user experience, we reward merchants who sell high-quality products and provide superb services with preferential fee rates.

Merchandise sales

From 2015 to the first quarter of 2017, we also operated an online direct sales business under the name of “Pinhaohuo” for certain categories of merchandise such as fresh produce and other perishable products. Under this model, we acquired products from suppliers and sold them directly to buyers. During the time when we operated Pinhaohuo, we also operated our current marketplace model and completed the transition into our current business model in the first quarter of 2017. As a result, our revenues from merchandise sales have decreased substantially from 2016 to 2017, and we no longer generated such revenues after the first quarter of 2017.

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of revenues:
Costs of online marketplace services:
Payment processing fees	(51,864)	9.0	(541,320)	74.9	(639,290)	(92,981)	22.0
Costs associated with the operation of our platform	(41,687)	7.2	(178,458)	24.7	(2,265,959)	(329,570)	78.0
Costs of merchandise sales	(484,319)	83.8	(3,052)	0.4	—	—	0.0
Total costs of revenues	(577,870)	100.0	(722,830)	100.0	(2,905,249)	(422,551)	100.0

Costs of online marketplace services consist primarily of payment processing fees paid to third party online payment platform, costs associated with the operation of the Group’s platform, such as bandwidths and server costs, depreciation and maintenance costs, staff costs and share-based compensation expenses, surcharges and other expenses directly attributable to the online marketplace services. Costs of merchandise sales consist of the same elements as those of online marketplace services, as well as the purchase price of merchandise, shipping and other logistics charges and write-down of inventories.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(168,990)	79.3	(1,344,582)	83.2	(13,441,813)	(1,955,031)	64.0
General and administrative expenses	(14,793)	6.9	(133,207)	8.2	(6,456,612)	(939,075)	30.7
Research and development expenses	(29,421)	13.8	(129,181)	8.0	(1,116,057)	(162,324)	5.3
Impairment of a long-term investment	—	—	(10,000)	0.6	—	—	—
Total operating expenses	(213,204)	100.0	(1,616,970)	100.0	(21,014,482)	(3,056,430)	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of online and offline advertising, promotion and coupon expenses, as well as payroll, employee benefits and other related expenses associated with sales and marketing. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we seek to increase our brand awareness.

General and administrative expenses. General and administrative expenses consist primarily of payroll, employee benefits, share-based compensation expenses and other related expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Research and development expenses consist primarily of payroll, employee benefits and other related expenses associated with research and platform development. We expect our research and development expenses to increase as we expand our research and development team to enhance our artificial intelligence technology and big data analytics capabilities and develop new features and functionalities on our platform.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Walnut HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong and may be exempted for income tax on its foreign-derived income. There are no withholding taxes in Hong Kong for distribution of dividends by a company incorporated in Hong Kong.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Xunmeng, a subsidiary of our VIE, was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2020. In April 2018, Xinzhijiang, a subsidiary of ours located in Qianhai District, Shenzhen, Guangdong Province, was qualified for a preferential tax rate of 15% and has been applying such preferential tax rate since then. The preferential tax rate is available from 2014 and 2020 and is awarded to companies located in Qianhai District that operate in certain encouraged industries.

We are subject to value-added tax at a rate of 16% before April 1, 2019 and 13% starting from April 1, 2019 on sales and 6% on the services (research and development services, technology services, and/or information technology services), in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

As disclosed in “Item 3. Key Information — A. Selected Financial Data”, due to the loss of the EGC status, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. We also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Online marketplace services	48,276	9.6	1,740,691	99.8	13,119,990	1,908,223	100.0
Merchandise sales	456,588	90.4	3,385	0.2	—	—	—
Total revenues	504,864	100.0	1,744,076	100.0	13,119,990	1,908,223	100.0
Costs of revenues(1)
Costs of online marketplace services	(93,551)	(18.6)	(719,778)	(41.2)	(2,905,249)	(422,551)	(22.1)
Costs of merchandise sales	(484,319)	(95.9)	(3,052)	(0.2)	—	—	—
Total costs of revenues	(577,870)	(114.5)	(722,830)	(41.4)	(2,905,249)	(422,551)	(22.1)
Gross (loss)/profit	(73,006)	(14.5)	1,021,246	58.6	10,214,741	1,485,672	77.9

Operating expenses
Sales and marketing expenses(1)	(168,990)	(33.5)	(1,344,582)	(77.1)	(13,441,813)	(1,955,031)	(102.5)
General and administrative expenses(1)	(14,793)	(2.9)	(133,207)	(7.6)	(6,456,612)	(939,075)	(49.2)
Research and development expenses(1)	(29,421)	(5.8)	(129,181)	(7.4)	(1,116,057)	(162,324)	(8.5)
Impairment of a long-term investment	—	—	(10,000)	(0.6)	—	—	—
Total operating expenses	(213,204)	(42.2)	(1,616,970)	(92.7)	(21,014,482)	(3,056,430)	(160.2)
Operating loss	(286,210)	(56.7)	(595,724)	(34.1)	(10,799,741)	(1,570,758)	(82.3)
Other income/ (expenses)
Interest income	4,460	0.9	80,783	4.6	584,940	85,076	4.5
Foreign exchange gain/(loss) .	475	0.1	(11,547)	(0.7)	10,037	1,460	0.1
Change in the fair value of the warrant liability	(8,668)	(1.7)	—	—	—	—	—
Other (loss)/income, net	(2,034)	(0.4)	1,373	0.1	(12,361)	(1,798)	(0.1)
Loss before income tax	(291,977)	(57.8)	(525,115)	(30.1)	(10,217,125)	(1,486,020)	(77.9)
Income tax expenses	—	—	—	—	—	—	—
Net loss	(291,977)	(57.8)	(525,115)	(30.1)	(10,217,125)	(1,486,020)	(77.9)

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Costs of revenues	276	796	3,488	507
Sales and marketing expenses	563	1,675	405,805	59,022
General and administrative expenses	1,477	108,141	6,296,186	915,742
Research and development expenses	1,748	5,893	136,094	19,794
Total	4,064	116,505	6,841,573	995,065

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues, which consisted of revenues from both online marketplace services and merchandise sales prior to 2017 while only online marketplace services revenue from 2018 onward, increased substantially from RMB1,744.1 million in 2017 to RMB13,120.0 million (US$1,908.2 million) in 2018. This increase was primarily attributable to increases in revenues from online marketplace services.

Our revenues from online marketplace services increased substantially from RMB1,740.7 million in 2017 to RMB13,120.0 million (US$1,908.2 million) in 2018, primarily attributable to strong growth of revenues from online marketing services. Revenues from online marketing services increased from RMB1,209.3 million in 2017 to RMB11,515.6 million (US$1,674.9 million) in 2018. This increase was primarily attributable to the launch of our online marketing system in April 2017 and our stronger brand and market position as a result of our branding campaigns, and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB531.4 million in 2017 to RMB1,604.4 million (US$233.4 million) in 2018, primarily due to the increase in GMV.

Our revenues from merchandise sales decreased from RMB3.4 million in 2017 to nil in 2018 as we no longer generated such revenues after the first quarter of 2017 due to change of business model.

Costs of revenues

Our costs of revenues, which consist of costs of online marketplace services and costs of merchandise sales prior to 2017 while only cost of online marketplace services from 2018 onward, increased by 301.9% from RMB722.8 million in 2017 to RMB2,905.2 million (US$422.6 million) in 2018. This increase was primarily due to the increase in our costs of online marketplace services.

Our costs of online marketplace services increased substantially from RMB719.8 million in 2017 to RMB2,905.2 million (US$422.6 million) in 2018, primarily due to increases in payment processing fees, bandwidths and server costs, staff costs and other expenses directly attributable to the online marketplace services. The increase in payment processing fees from RMB541.3 million in 2017 to RMB639.3 million (US$93.0 million) in 2018 was primarily attributable to and in line with the substantial increase in GMV. The increase in bandwidths and server costs from RMB117.5 million in 2017 to RMB578.9 million (US$84.2 million) in 2018 was due to the increase in server capacity to keep pace with the growth of our online marketplace services. The increase in staff costs was primarily due to the increase in headcount for employees dedicated to the operations of our platform. The increase in other expenses directly attributable to the online marketplace services was primarily due to the higher costs of call center and merchant support services.

Our costs of merchandise sales decreased substantially from RMB3.1 million in 2017 to nil in 2018 as we no longer operated the online direct sales business after the first quarter of 2017.

Gross profit

As a result of the foregoing, our gross profit increased to RMB10,214.7 million (US$1,485.6 million) in 2018, from RMB1,021.2 million in 2017. The improvement was primarily attributable to the continued growth in revenues and increased economies of scale achieved through our current marketplace model.

Operating expenses

Our total operating expenses increased substantially from RMB1,617.0 million in 2017 to RMB21,014.5 million (US$3,056.4 million) in 2018 as all components of operating expenses increased.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB1,344.6 million in 2017 to RMB13,441.8 million (US$1,955.0 million) in 2018, primarily attributable to increases of RMB11,608.2 million in advertising expenses and promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses were focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses increased substantially from RMB133.2 million in 2017 to RMB6,456.6 million (US$939.1 million) in 2018. The increase was primarily attributable to an increase of RMB6,278.1 million in staff costs due to the increase in share-based compensation expenses and headcount for our general and administrative personnel.

Research and development expenses. Our research and development expenses increased substantially from RMB129.2 million in 2017 to RMB1,116.1 million (US$162.3 million) in 2018, primarily due to an increase of RMB735.1 million in staff costs and an increase of RMB223.7 million in R&D-related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB595.7 million and RMB10,799.7 million (US$1,570.8 million) in 2017 and 2018, respectively.

Other income/(expenses)

Interest income. Interest income represents interest earned on cash deposits in financial institutions. We had interest income of RMB80.8 million and RMB584.9 million (US$85.1 million) in 2017 and 2018, respectively. The increase was primarily attributable to the increase of our cash balance.

Foreign exchange gain/(loss). We had foreign exchange gain of RMB10.0 million (US$1.5 million) in 2018, compared to foreign exchange loss of RMB11.5 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other (loss)/income, net. We had other net loss of RMB12.4 million (US$1.8 million) in 2018, compared to other net income of RMB1.4 million in 2017, primarily due to decrease of donation.

Income tax expenses

We recorded nil in income tax expenses in 2017 and 2018.

Net loss

As a result of the foregoing, we incurred net loss of RMB10,217.1 million (US$1,486.0 million) in 2018, compared to net loss of RMB525.1 million in 2017.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Our revenues, which consisted of revenues from online marketplace services and merchandise sales in 2016 and 2017, increased by 245.5% from RMB504.9 million in 2016 to RMB1,744.1 million in 2017. This increase was primarily due to increases in revenues from online marketplace services, partially offset by the decrease in revenues from merchandise sales.

Our revenues from online marketplace services increased substantially from RMB48.3 million in 2016 to RMB1,740.7 million in 2017, primarily attributable to the increase in revenues from online marketing services. Revenues from online marketing services increased from nil in 2016 to RMB1,209.3 million in 2017 primarily attributable to the launch of our online marketing system in April 2017. Revenues from transaction services increased from RMB48.3 million in 2016 to RMB531.4 million in 2017, primarily due to the substantial increase in GMV, which reached RMB141.2 billion in 2017. The rapid increase in GMV was due to the substantial increase in the number of buyers making purchases on our platform, reflecting the growing popularity of our platform, the consumer preferences for our innovative shopping experience and the positive impact of our promotional and marketing campaigns. Our GMV in 2016 was not meaningful for comparison purposes as we were still at a stage of early-stage development for our current marketplace model.

Our revenues from merchandise sales decreased substantially from RMB456.6 million in 2016 to RMB3.4 million in 2017 due to the transition of our business model from an online direct sales model to our current marketplace model.

Costs of revenues

Our costs of revenues, which consisted of costs of online marketplace services and costs of merchandise sales in 2016 and 2017, increased by 25.1% from RMB577.9 million in 2016 to RMB722.8 million in 2017. This increase was primarily due to increases in costs of online marketplace services.

Our costs of online marketplace services increased substantially from RMB93.6 million in 2016 to RMB719.8 million in 2017, primarily due to increases in payment processing fees, bandwidths and server costs and staff costs. The increase in payment processing fees from RMB51.9 million in 2016 to RMB541.3 million in 2017 was primarily attributable to the substantial increase in GMV, which reached RMB141.2 billion in 2017. The increase in bandwidths and server costs from RMB9.4 million in 2016 to RMB117.5 million in 2017 was due to the increase in server capacity to keep pace with the growth of our online marketplace services. The increase in staff costs was primarily due to the increase in headcount for employees dedicated to the operations of our platform.

Our costs of merchandise sales decreased substantially from RMB484.3 million in 2016 to RMB3.1 million in 2017 primarily due to a decrease of RMB348.5 million in costs of acquiring the products, and a decrease of RMB125.3 million in fulfillment costs as we gradually ceased assuming inventory and delivery obligations in connection with the transition of our business model from an online direct sales model to our current marketplace model.

Gross (loss)/profit

As a result of the foregoing, we had gross profit of RMB1,021.2 million in 2017, compared to gross loss of RMB73.0 million in 2016. The improvement was primarily attributable to the growth in revenues and increased economies of scale achieved through our current marketplace model.

Operating expenses

Our total operating expenses increased substantially from RMB213.2 million in 2016 to RMB1,617.0 million in 2017 as all components of operating expenses increased.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB169.0 million in 2016 to RMB1,344.6 million in 2017, primarily attributable to (i) an increase of RMB874.4 million in advertising expenses, including online and offline branding campaigns, as we continued to enhance our brand recognition, and (ii) an increase of RMB271.5 million in promotion and coupon expenses. The increase in promotion and coupon expenses was primarily due to our increased promotion activities, especially during online shopping festivals on November 11, December 12 and the anniversary of the founding of our platform.

General and administrative expenses. Our general and administrative expenses increased substantially from RMB14.8 million in 2016 to RMB133.2 million in 2017. The increase was primarily attributable to an increase of RMB96.9 million in the cost for the repurchase of certain ordinary shares by us from a company controlled by our founder, and an increase of RMB18.1 million in staff costs due to the increase in headcount for our general and administrative personnel.

Research and development expenses. Our research and development expenses increased substantially from RMB29.4 million in 2016 to RMB129.2 million in 2017, primarily due to an increase in staff costs of RMB92.2 million. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Impairment of a long-term investment. We had impairment of a long-term investment of RMB10.0 million in 2017, compared to nil in 2016, primarily due to the decline of the fair value of our equity interests in a company that we invested in.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB595.7 million in 2017, compared to operating loss of RMB286.2 million in 2016.

Other income/(loss)

Interest income. Interest income represents interest earned on cash deposits in financial institutions. We had interest income of RMB4.5 million and RMB80.8 million in 2016 and 2017, respectively. The increase was primarily attributable to the increase of our cash balance.

Foreign exchange gain/(loss). We had foreign exchange loss of RMB11.5 million in 2017, compared to foreign exchange gain of RMB0.5 million in 2016, primarily due to the appreciation of Renminbi against the U.S. dollar.

Change in the fair value of the warrant liability. We had nil in change in the fair value of the warrant liability in 2017, compared to RMB8.7 million in 2016, primarily due to the exercise of the warrant held by an investor in early 2017.

Other (loss)/income, net. Other (loss)/income, net primarily consists of government grants and gain or loss from disposition of fixed assets. We had other net income of RMB1.4 million in 2017, compared to other net loss of RMB2.0 million in 2016. The increase was primarily attributable to government grants.

Income tax expenses

We recorded nil in income tax expenses in 2016 and 2017.

Net loss

As a result of the foregoing, we incurred net loss of RMB525.1 million in 2017, compared to net loss of RMB292.0 million in 2016.

Critical Accounting Policies

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company as an EGC elected to take advantage of the extended transition period. However, the Company ceased to be an EGC on December 31, 2018 due to its rapid revenue growth in 2018.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We through our platform primarily offer online marketplace services that enable third-party merchants to sell their products to consumers in China. Revenues from marketplace services consist of online marketing services revenues and transaction services revenues. Prior to 2017, we were primarily engaged in the online merchandise sales of fresh produce and other perishable products sourced from produce suppliers. Payments for services or goods were generally received before delivery.

Effective January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. Under Topic 606, revenues are recognized when control of the promised services are transferred to customers in amounts that reflect the consideration we expect to be entitled to in exchange for those services. We also evaluate whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions.

We present value-added taxes (“VAT”) and tax surcharges assessed by government authorities as reductions of revenues.

Online marketplace services

We charge transaction services fees to merchants for sales transactions completed on our online marketplace, where we are not primarily obligated to the consumers, do not take inventory risk and do not have latitude over pricing of the merchandise. Merchants are charged transaction services fees primarily based on certain percentage of the value of merchandise being sold by the merchants with preferential rates rewarded to certain merchants at our discretion from time to time. Revenues related to transaction services are recognized in the consolidated statements of comprehensive loss at the time when our services to the merchants are determined to have been completed upon the consumers confirming the receipts of goods. Transaction services fees are not refundable if and when consumers return the merchandise to merchants.

We also provide online marketing services to certain merchants on our marketplace for which we receive service fees from merchants. Online marketing services allow merchants to bid for keywords that match product listings appearing in search or browser results on our marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. The related revenues are recognized when consumers click the merchants’ product listings. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. Online marketing services revenues generated on our marketplace are recorded on a gross basis principally because we are the primary obligor to the merchants in the arrangements. Service fees received from merchants in advance of the provision of online marketing services are current liabilities recorded in customer advances.

In order to promote its online marketplace and attract more registered consumers, we offer incentives such as coupons, credits and discounts to consumers. Given they are not customers of us, incentives offered to consumers are not considered payments to customers. Coupons and credits redeemable for coupons can only be used in future purchases of eligible merchandise offered on our online marketplace to reduce purchase price that are not specific to any merchant. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, we recognize the amounts of redeemed coupons as marketing expenses when future purchases are made. Discounts provided to consumers are not specific to any merchant and the associated costs are recognized when the related transaction services revenues are recognized.

During the year ended December 31, 2018, we also issued to consumers at our discretion cash redeemable credits upon their completion of certain actions unrelated to the purchases of merchant products on our online marketplace. As the credits were redeemable for cash, we accrue for the related costs in marketing expenses based on the cash redemption value of each credit as it is issued, assuming all credits will be redeemed. As of December 31, 2018, the amount of outstanding credits was immaterial.

Merchandise sales

When we conduct online merchandise sales of fresh produce and other perishable products, we are primarily obligated for the merchandise sold to the customers, subject to inventory risk, have latitude in establishing prices and selecting suppliers. Revenues from merchandise sales are recorded on the gross basis when the customers confirm the receipts of goods. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances. We have ceased to conduct online merchandise sales in first quarter of 2017.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

Measurement of share-based compensation

We adopted a global share incentive plan in 2015, which we refer to as the 2015 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As of January 31, 2019, the maximum aggregate number of ordinary shares which may be issued pursuant to all options granted under the 2015 Plan was 581,972,860 Class A ordinary shares, subject to adjustment and amendment.

In July 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of January 31, 2019, the maximum aggregate numbers of ordinary shares which may be issued pursuant to all options and the restricted share units, RSUs, granted under the 2018 Plan were 46,882,860 and 10,539,588 Class A ordinary shares, respectively, subject to adjustment and amendment.

Share-based payment transactions with employees were accounted for as equity awards and measured at their grant date fair values. We recognize compensation expense over the requisite service period using the accelerated method. We elected to early adopt ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting to account for forfeitures as they occur.

Fair Value of the Options Granted to Employees

The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model with the assistance of an independent third-party appraiser. The model requires the input of highly subjective assumptions, including the estimated expected share price volatility and the share price upon which our employees are likely to exercise share options, or the exercise multiple. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of similar companies that are publicly-traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with similar characteristics, including invested capital’s value, business model, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual lives of our share options. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. Relating to the exercise multiple, as a private company, we were not able to develop an exercise pattern for reference, thus the exercise multiple is based on management’s estimation, which we believe is a representative of the future exercise pattern of the options. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted.

The assumptions we adopted to estimate the fair value of share options granted were as follows:

	For the year ended December 31,
	2016	2017	2018
Risk-free interest rates	1.75% - 2.66%	2.26% - 2.57%	2.97% - 3.13%
Expected volatility	49.63% - 50.39%	48.08% - 49.35%	46.23% - 48.63%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$0.0308 - $0.0577	$0.0858 - $0.5359	$1.5146 - $5.7400
Fair value of share option	$0.0273 - $0.0531	$0.0808 - $0.5302	$1.5091 - $5.7335

In order to determine the fair value of our ordinary shares underlying each share option grant before we become a public company, we first determined our equity value and then allocated the equity value to each element of our capital structure (preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, two scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

In determining our equity value before we become a public company, we evaluated the backsolve method, the interpolation method, and income approach/discounted cash flow method, or DCF, and applied the method that we considered as the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser. The assumptions we used in the valuation model are based on future expectations combined with management judgement, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares, including the following factors:

•                  our operating and financial performance;

•                  current business conditions and projections;

•                  our stage of development;

•                  the prices, rights, preferences and privileges of our preferred shares relative to our ordinary shares;

•                  the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an initial public offering;

•                  any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•                  the market performance of industry peers.

The backsolve method is a market approach which is used to solve our implied aggregate equity value by considering our preferred share transactions with unrelated parties that occurred close to the valuation dates. We relied on the use of straight-line interpolation to determine our equity value between equity transactions.

The analysis of DCF is based on the projected cash flows using management’s best estimates as of the valuation dates. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•                  Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•                  Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, seven similar publicly traded companies were selected for reference as our guideline companies.

•                  Discount for lack of marketability, or DLOM: DLOM was quantified based on the European put option price applying the black-scholes model. The valuation of the put option is essentially the insurance a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future. The farther the valuation date is from an expected liquidity event, the higher the put option value would be and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The growth rates of our revenues, as well as major milestones that we have achieved, contributed to the fair value of the shares. However, fair value is inherently uncertain and highly subjective. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving forecasts were assessed in selecting the appropriate discount rates.

We recognized total share-based compensation expenses of RMB4.1 million, RMB116.5 million and RMB6,841.6 million (US$995.1 million), for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, total unrecognized share-based compensation expense relating to unvested awards was RMB8,151.7 million (US$1,185.6 million). The expense is expected to be recognized over a weighted-average period of 5.64 years.

In April 2018, we issued 254,473,500 Class A ordinary shares to a company controlled by our founder at the par value of US$0.000005 per share. The difference between the par value and estimated fair value of ordinary shares on the grant date has been recorded as a one-time share based compensation expense estimated at RMB5,953.7 million (US$865.9 million) as a component of general and administrative expenses.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.            Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016 (as adjusted)	2017 (as adjusted)	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	879,777	9,686,328	7,767,927	1,129,798
Net cash (used in)/generated from investing activities	(307,301)	71,651	(7,548,509)	(1,097,885)
Net cash generated from financing activities	486,538	1,398,860	17,344,357	2,522,632
Exchange rate effect on cash, cash equivalents and restricted cash	20,397	(47,681)	546,910	79,545
Net increase in cash, cash equivalents and restricted cash	1,079,411	11,109,158	18,110,685	2,634,090
Cash, cash equivalents and restricted cash at beginning of the year(1)	240,432	1,319,843	12,429,001	1,807,723
Cash, cash equivalents and restricted cash at end of the year(1)	1,319,843	12,429,001	30,539,686	4,441,813

(1)         As we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we adopted ASU 2016-18 effective as of January 1, 2018 on a retrospective basis to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370.8 million, respectively were previously reported within net cash used in operating activities in the statements of cash flows..

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities. We also raised proceeds from the initial public offering of our ADSs in July 2018 and a follow-on offering of our ADSs in February 2019. As of December 31, 2018, our cash and cash equivalents were RMB14,160.3 million (US$2,059.5 million). Our cash and cash equivalents primarily consist of cash at banks. As of the same date, we had restricted cash of RMB16,379.4 million (US$2,382.3 million), representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, 27.7% of our cash and cash equivalents were held in China, and 24.9% were held by our VIE and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our public equity offerings and follow-on offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2018 was RMB7,767.9 million (US$1,129.8 million), as compared to net loss of RMB10,217.1 million (US$1,486.0 million) in the same period. The difference was primarily due to an increase of RMB2,410.2 million (US$350.5 million) in merchant deposits, an increase of 7,437.4 million (US$1,081.7 million) in payables to merchants, and an increase of 1,864.2 million (US$271.1 million) in accrued expenses and other liabilities, partially offset by an increase of RMB788.6 million (US$114.7 million) in prepayments and other current assets. The increase in merchant deposits, payables to merchants and accrued expenses and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2018 were RMB6,841.6 million (US$995.1 million) in share-based compensation expenses.

Net cash generated from operating activities in 2017 was RMB9,686.3 million, as compared to net loss of RMB525.1 million in the same period. The difference was primarily due to an increase of RMB8,721.7 million in payables to merchants, an increase of RMB1,558.6 million in merchant deposits and an increase of RMB318.4 million in accrued expenses and other liabilities. The increases in payables to merchants, merchant deposits and accrued expenses and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform due to the transition of our business model. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2017 were RMB13.4 million in share-based compensation expenses, RMB10.0 million in impairment of long-term investment and RMB2.3 million in depreciation.

Net cash generated from operating activities in 2016 was RMB879.8 million, as compared to net loss of RMB292.0 million in the same period. The difference was primarily due to an increase of RMB1,091.6 million in payables to merchants, an increase of RMB219.5 million in merchant deposits and a decrease of RMB98.7 million in prepayments and other current assets, partially offset by a decrease of RMB102.7 million in customer advances and a decrease of RMB95.4 million in accrued expenses and other liabilities. The increases in payables to merchants, merchant deposits and prepayments and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2016 were RMB8.7 million in change in the fair value of the warrant liability and RMB4.1 million in share-based compensation expenses.

Investing activities

Net cash used in investing activities in 2018 was RMB7,548.5 million (US$1,097.9 million), primarily due to purchase of short term investments of RMB7,516.4 million (US$1,093.2 million), partially offset by repayment from a related party of RMB159.8 million (US$23.2 million).

Net cash generated from investing activities in 2017 was RMB71.7 million, primarily due to proceeds from sales of short-term investments of RMB1,633.0 million, partially offset by purchase of short-term investments of RMB1,393.0 million and loan to a related party of RMB159.8 million.

Net cash used in investing activities in 2016 was RMB307.3 million, primarily due to purchase of short-term investments of RMB320.0 million, partially offset by proceeds from sales of short-term investments of RMB30.0 million.

Financing activities

Net cash generated from financing activities in 2018 was RMB17,344.4 million (US$2,522.6 million), primarily attributable to proceeds from the initial public offering of our ADSs and proceeds of our issuance of Series D preferred shares to investors.

Net cash generated from financing activities in 2017 was RMB1,398.9 million, primarily attributable to proceeds of our issuance of Series C-1, Series C-2 and Series C-3 preferred shares to investors.

Net cash generated from financing activities in 2016 was RMB486.5 million, primarily due to proceeds of our issuance of Series B-2, Series B-3 and Series B-4 preferred shares to investors.

Holding Company Structure

Pinduoduo Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and its subsidiaries in China. As a result, Pinduoduo Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platform, furniture, office equipment and leasehold improvement for our office facilities. Our capital expenditures were RMB2.3 million in 2016, RMB8.9 million in 2017 and RMB27.3 million (US$4.0 million) in 2018. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

C.            Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.            Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by December 31,
	Total	2019	2020	2021	2022	2023 and after
	(in RMB thousands)
Operating lease commitments(1)	315,418	100,708	82,306	74,687	53,053	4,664
Total	315,418	100,708	82,306	74,687	53,053	4,664

Note:

(1)         Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through March 2024.

As disclosed in our consolidated financial statements included elsewhere in this annual report, we recognized unrecognized tax benefits. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.            Safe Harbor

See “Forward-Looking Information” on page 9 of this annual report.

Item 6.         Directors, Senior Management and Employees

A.            Directors and Senior Management

Pinduoduo Partnership

To ensure the sustainability and governance of our company and better align them with the interests of our shareholders, our management has established an executive partnership, the Pinduoduo Partnership, to help us better manage our business and to carry out our vision, mission and value continuously. The structure of the Pinduoduo Partnership is designed to promote people with diverse skillsets but sharing the same core values and beliefs that we hold dear.

The Pinduoduo Partnership will be operated under principles, policies and procedures that evolve with our business and encompass the following major aspects:

Nomination and Election of Partners

Partners will be elected annually through a nomination process, whereby any existing partner may propose candidates to the partnership committee (the “Partnership Committee”), which reviews the nomination and propose candidates to the entire partnership for election. Election of new partners requires the affirmative vote of at least 75% of all the partners. In order to be elected a partner, the partner candidate must meet certain quality standards including, among other things, a high standard of personal character and integrity, continued service as a director, officer or employee with our company for no less than five years (or a shorter period before our company reaches a five-year operating history), a consistent commitment to our company’s mission, vision and values as well as a track record of contribution to our business.

In order to align the interests of partners with the interests of shareholders, the Partnership Committee may require a partner to maintain a meaningful level of equity interests in our company during his or her tenure as a partner. The specific level of equity interests to be maintained shall be determined by the Partnership Committee from time to time.

The Pinduoduo Partnership’s major rights and functions, such as its right to appoint the executive director to our board and CEO nomination right, will not become effective until the Pinduoduo Partnership consists of no less than five limited partners (the “Partnership Condition”). Currently, such rights and functions have yet to come into effect.

Partnership Committee

The Partnership Committee will be the primary management body of the Pinduoduo Partnership. The Partnership Committee must consist of no more than five partners, and all decisions of the Partnership Committee will be made by majority vote of the members.

Partnership Committee members serve for a term of three years and may serve multiple terms, unless terminated upon his or her death, resignation, removal or termination of his or her membership in the partnership. Prior to each election that takes place once every three years, the Partnership Committee will nominate a number of partners equal to the number of Partnership Committee members plus three additional nominees. After voting, all except the three nominees who receive the least votes from the partners are elected to the Partnership Committee.

The initial members of the Partnership Committee include Mr. Zheng Huang and Mr. Lei Chen.

Executive Director Appointment and CEO Nomination Right

The Pinduoduo Partnership will be entitled to appoint executive directors and nominate and recommend the chief executive officer of the company.

An executive director refers to the director of the company that is (i) neither a director who satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules or Section 303A of the Corporate Governance Rules of the New York Stock Exchange nor a director who is affiliated with or was appointed to our board by a holder or a group of affiliated holders of preferred shares and/or Class A ordinary shares converted from preferred shares of our company prior to our initial public offering, and (ii) maintains an employment relationship with our company. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the Pinduoduo Partnership. Our board of directors is obligated to cause the executive director candidate duly nominated by the Pinduoduo Partnership to be appointed by the board upon the delivery by the Pinduoduo Partnership of a written notice (duly executed by the general partner of the Pinduoduo Partnership) to us, and such executive director shall serve until expiry of his or her terms, unless removed by the shareholders in accordance with our articles of association or terminated upon his or her death or resignation. Our board of directors may, by a majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill vacancy on the board upon resignation of a non-executive director member of the board. If at any time the total number of executive directors on the board nominated by the Pinduoduo Partnership is less than two or three, as applicable based on the then board composition, for any reason, the Pinduoduo Partnership shall be entitled to appoint such number of executive directors to the board as may be necessary to ensure that the board includes the number of executive directors as required pursuant to our articles of association. Such appointment of the executive directors to the board shall become effective immediately upon the delivery by the Pinduoduo Partnership of a written notice to us, without the requirement for any further resolution, vote or approval by the shareholders or the board. Mr. Zheng Huang is an executive director of our company.

The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for re-affirmation by the nomination committee of the board of directors and appointment by the board of directors. If the candidate is not re-affirmed by the nomination committee or appointed by the board of directors in accordance with our articles of association of the company, the partnership may nominate a replacement nominee until the nomination committee re-affirms and the board of directors appoints such nominee as chief executive officer, or the nomination committee or the board of directors fails to re-affirm and appoint the third candidate nominated by the Pinduoduo Partnership, after which time the board of directors may nominate and appoint any person to serve as the chief executive officer in accordance with our articles of association of the company.

Any partner may propose to the Partnership Committee any qualified individual to stand for nomination for executive director or chief executive officer. The Partnership Committee shall select from the proposed individuals one or more candidates for partnership approval. Nomination by the Pinduoduo Partnership of such candidate as the executive director or chief executive officer, as applicable, shall require the affirmative votes of a majority of the partners.

Partner Termination, Retirement and Removal

Partners may elect to retire or withdraw from the Pinduoduo Partnership at any time. All partners are required to retire upon reaching the age of sixty or upon termination of their employment. Any partner may be removed upon affirmative vote of a majority of all partners, in the event that the Partnership Committee determines that such partner fails to meet any of the qualifying standards and so recommend to the partnership.

Retired partners upon meeting certain requirements may be designated as honorary partners by the Partnership Committee. Honorary partners may not act as partner, but may be entitled to allocations from the deferred portion of the bonus pool.

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zheng Huang	39	Chairman of the Board of Directors and Chief Executive Officer
Haifeng Lin	42	Director
Zhen Zhang	42	Director
Nanpeng Shen	51	Independent Director
Qi Lu	57	Independent Director
George Yong-Boon Yeo	64	Independent Director
Lei Chen	39	Chief Technology Officer
Zhenwei Zheng	35	Senior Vice President of Product Development
Junyun Xiao	39	Senior Vice President of Operation
Tian Xu	40	Vice President of Finance

Zheng Huang is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and internet sectors in China. Prior to founding our company, Mr. Huang founded Xinyoudi Studio in 2011 to develop and operate online games. Prior to that, Mr. Huang founded Ouku.com, a company that operated an online B2C platform for consumer electronics and home appliances, which was subsequently sold in 2010. Mr. Huang started his career at Google’s (Nasdaq: GOOG) headquarters in 2004 as a software engineer and project manager. Mr. Huang subsequently relocated to China and was part of the team that established Google China. Mr. Huang was trained as a data scientist and has published numerous works on the subject of data mining, including in top peer reviewed journals, and presented his works in a number of international conferences, such as the ACM SIGMOD Conference and International Conference on Machine Learning. Mr. Huang received his bachelor’s degree in computer science from Zhejiang University and his master’s degree in computer science with a focus on data mining from University of Wisconsin-Madison.

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently a non-executive director of China Literature Limited (HKEx: 00772) and a non-executive director of Tongcheng-Elong Holdings Limited (HKEx: 00780). Mr. Lin has also served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings Limited (HKEx: 00700), since November 2010, and has been an executive director of Huayi Tencent Entertainment Company Limited (HKEx: 00419) since February 2016. From July 2003 to November 2010, Mr. Lin served as a director of Microsoft China. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in June 2003.

Zhen Zhang has served as our director since November 2015. Mr. Zhang is one of the founders of Gaorong Capital and has served as its partner since 2014. Mr. Zhang focuses on investments in the technology, media and telecommunications sector and has extensive experience in helping early to growth stage companies develop their business. Prior to founding Gaorong Capital, Mr. Zhang worked at IDG Capital Partners from 2002 to 2013 and was a partner and a member of the investment committee at IDG Capital Partners. Mr. Zhang received his dual bachelor’s degree in engineering and law and his master’s degree in management from Tsinghua University in 2002.

Nanpeng Shen has served as our director since April 2018. Mr. Shen is the founding managing partner of Sequoia Capital China. Prior to founding Sequoia Capital China, in 1999, Mr. Shen co-founded Ctrip.com International, Ltd. (Nasdaq: CTRP), or Ctrip. Mr. Shen served as Ctrip’s president from 2003 to 2005 and as chief financial officer from 2000 to 2005. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Ctrip, Noah Holdings Limited (NYSE: NOAH), Meituan Dianping (HKEx: 03690) and China Renaissance Holdings Limited (HKEx: 01911). Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University and his master’s degree from Yale University.

Qi Lu has served as our independent director and chairman of our compensation committee since July 2018. Currently, he is the founding CEO of YC China and vice chairman of the board of directors of Baidu, Inc. Prior to joining Baidu in January 2017, Dr. Lu served as Microsoft’s global executive vice president and led Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of its Online Services Division. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. He currently serves as the chairman of the board of directors of Kerry Logistics Network (HKEx: 00636), a director of Kerry Holdings Limited, and an independent non-executive director of AIA Group Limited (HKEx: 01299). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

Lei Chen is a founding member of our company and has served as our chief technology officer since 2016, and our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific publisher on the subject of data mining, and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

Zhenwei Zheng is a founding member of our company and has served as our senior vice president of product development since 2016, and our director from April 2018 to July 2018. Prior to joining our company, Mr. Zheng served as chief executive officer of Xinyoudi Studio since 2011. Prior to that, he held various positions at Baidu (Nasdaq: BIDU) from 2008 to 2010. Mr. Zheng received his bachelor’s degree and master’s degree in computer science from Zhejiang University.

Junyun Xiao is a founding member of our company and has served as our senior vice president of operation since 2016 and our director from April 2018 to July 2018. Prior to joining our company, Mr. Xiao served as operation director of Xinyoudi Studio since 2011. Prior to that, he was a member of the founding team of Ouku.com and served as operation manager from 2007 to 2010.

Tian Xu has served as our vice president of finance since June 2018. Mr. Xu is responsible for overseeing our financial and accounting functions. Prior to joining our company, Mr. Xu served as a finance director at Baidu (Nasdaq: BIDU) since 2016. Prior to that, he served as a finance director at Alibaba (NYSE: BABA) from 2014 to 2016. From 2004 to 2012, Mr. Xu served as a finance controller at ABB Group, a leading technology company. Prior to that, he served as an auditor in the auditing group of KPMG Huazhen from 2003 to 2004. Mr. Xu received his bachelor’s degree from Central University of Finance and Economics in 2000, his master’s degree from Renmin University of China in 2003 and his master’s degree in business administration from the Massachusetts Institute of Technology in 2013.

B.            Compensation

In the year ended December 31, 2018, we paid an aggregate of RMB4.1 million (US$0.6 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which we refer to as the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of January 31, 2019, options to purchase 581,972,860 Class A ordinary shares under the 2015 Plan had been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2015 Plan.

Types of awards. The 2015 Plan permits the awards of options or restricted shares.

Plan administration. Our board of directors or a committee of one or more members appointed by our board of directors will administer the 2015 Plan. Subject to the terms of the 2015 Plan and in the case of the committee, the specific duties delegated by our board of directors to the committee, the plan administrator has the authority to determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award, among others.

Award agreement. Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan, such as transfers by will or the laws of descent and distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Termination and amendment of the 2015 Plan. Unless terminated earlier, the 2015 Plan has a term of ten years. Our board of directors has the authority to terminate, amend or modify the plan. No termination, amendment or modification may adversely affect in any material way an outstanding award granted pursuant to the 2015 Plan unless mutually agreed between the participant and the plan administrator.

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of January 31, 2019, options to purchase 46,882,860 Class A ordinary shares and restricted share units representing 10,539,588 Class A ordinary shares had been granted and outstanding under the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the administration committee.

Plan Administration. Our board of directors or the administration committee will administer the 2018 Plan. The administration committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the administration committee determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The administration committee determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the administration committee determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of January 31, 2019, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Lei Chen	*	Nominal	September 1, 2016	August 31, 2026
Zhenwei Zheng	*	Nominal	Various dates from November 1, 2015 to September 1, 2018	Various dates from October 31, 2025 to August 31, 2028
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2025 and August 31, 2026
Tian Xu	*	Nominal	December 1, 2018	November 30, 2028
All directors and executive officers as a group	51,600,000	Nominal	Various dates from September 1, 2015 to December 1, 2018	Various dates from August 31, 2025 to November 30, 2028

*                 Less than 1% of our total ordinary shares outstanding.

As of January 31, 2019, our employees other than members of our senior management as a group held options to purchase 577,255,720 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 10,539,588 Class A ordinary shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan and 2018 Plan, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Measurement of share-based compensation.”

C.            Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have independent compensation committee, and to have independent nominations/corporate governance committees. We are a “controlled company” as defined under the Nasdaq Stock Market Rules. We have no current intention to rely on the controlled company exemptions.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. However, we currently intend to comply with the rules of the Nasdaq in lieu of following home country practice.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Haifeng Lin, Mr. Nanpeng Shen and Mr. George Yong-Boon Yeo. Mr. Haifeng Lin is the chairman of our audit committee. We have determined that Mr. Nanpeng Shen and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Nanpeng Shen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Haifeng Lin, Dr. Qi Lu and Mr. Nanpeng Shen. Dr. Qi Lu is the chairman of our compensation committee. We have determined that Dr. Qi Lu and Mr. Nanpeng Shen each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Haifeng Lin, Dr. Qi Lu and Mr. George Yong-Boon Yeo. Mr. George Yong-Boon Yeo is the chairman of our nominating and corporate governance committee. Dr. Qi Lu and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the Pinduoduo Partnership. Our board of directors is obligated to cause the executive director candidate duly nominated by the Pinduoduo Partnership to be appointed by the board upon the delivery by the Pinduoduo Partnership of a written notice (duly executed by the general partner of the Pinduoduo Partnership) to us. The Pinduoduo Partnership is entitled to nominate and recommend the chief executive officer of our company, subject to the re-affirmation by the nominating and corporate governance committee of our board of directors and the appointment by our board of directors. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership.” A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be or becomes of unsound mind; or (iii) resigns his or her office by notice in writing to us.

D.            Employees

Employees

As of December 31, 2018, we had a total of 3,683 employees. We had a total of 531 and 1,159 employees as of December 31, 2016 and 2017, respectively.

The following table gives breakdowns of our employees as of December 31, 2018 by function:

As of December 31, 2018
Function:
Sales and marketing	507
Product development	1,866
Platform operation	1,039
Management and administration	271
Total	3,683

We are dedicated to providing employees with social benefits, diversified work environment and a wide range of career development opportunities. We have invested significant resources in employee career development and training opportunities. For example, we have established training programs that cover topics such as our corporate culture, employee rights and responsibilities, team-building, professional conduct and job performance. We are committed to making continued efforts to provide better working environment and benefits to our employees.

As required by regulations in China, we participate in various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with all of our senior management and employees. The non-compete restricted period typically expires two years after the termination of employment, and we may have to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.            Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares outstanding as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned***
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers**:
Zheng Huang(1)	—	2,074,447,700	2,074,447,700	44.6%	89.0%
Haifeng Lin(2)	*	—	*	*	*
Zhen Zhang(3)	—	—	—	—	—
Nanpeng Shen(4)	192,356,912	—	192,356,912	4.1%	0.8%
Qi Lu	—	—	—	—	—
George Yong-Boon Yeo(5)	*	—	*	*	*
Lei Chen(6)	*	—	*	*	*
Zhenwei Zheng(7)	*	—	*	*	*
Junyun Xiao(8)	*	—	*	*	*
Tian Xu	—	—	—	—	—
All Directors and Executive Officers as a Group	222,388,312	2,074,447,700	2,296,836,012	49.1%	89.8%
Principal and Selling Shareholders:
Entities affiliated with Zheng Huang(9)	—	2,074,447,700	2,074,447,700	44.6%	89.0%
Entities affiliated with Tencent(10)	786,466,688	—	786,466,688	16.9%	3.4%
Banyan Partners Funds(11)	391,766,996	—	391,766,996	8.4%	1.7%
Sequoia Funds(12)	334,191,580	—	334,191,580	7.2%	1.4%

Notes:

†                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*                 Less than 1% of our total outstanding shares.

**          Except as indicated otherwise below, the business address of our directors and executive officers is 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China.

*** Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)         Represents (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, (ii) 388,360,860 Class B ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (iii) 551,154,700 Class B ordinary shares directly held by Pure Treasure Limited, a limited liability company incorporated in Samoa. Each of Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Pure Treasure Limited is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries.

(2)         Represents the ADSs held by Mr. Haifeng Lin. The business address of Mr. Lin is 38/F, Tencent Building, Keji Zhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China.

(3)         The business address of Mr. Zhen Zhang is Room 4101, 41/F, Radiance Jinhui, Qiyang Road, Wangjing, Chaoyang, Beijing, People’s Republic of China.

(4)         Represents (i) 181,830,600 Class A ordinary shares directly held by SCC Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (ii) 2,397,631 ADSs, representing 9,590,524 Class A ordinary shares, directly held by Sequoia Capital China Growth Fund V, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands; (iii) 131,316 ADSs, representing 525,264 Class A ordinary shares, directly held by Sequoia Capital China Growth Partners Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands; and (iv) 102,631 ADSs, representing 410,524 Class A ordinary shares, directly held by Sequoia Capital China Growth V Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands. SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. The business address of Mr. Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

(5)         Represents the ADSs held by Mr. George Yong-Boon Yeo.

(6)         Represents Class A ordinary shares that Mr. Lei Chen may purchase upon exercise of options within 60 days of March 31, 2019.

(7)         Represents Class A ordinary shares that Mr. Zhenwei Zheng may purchase upon exercise of options within 60 days of March 31, 2019.

(8)         Represents Class A ordinary shares that Mr. Junyun Xiao may purchase upon exercise of options within 60 days of March 31, 2019.

(9)         Represents (i) 1,134,932,140 Class B directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, (ii) 388,360,860 Class B ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (iii) 551,154,700 Class B ordinary shares directly held by Pure Treasure Limited, a limited liability company incorporated in Samoa. Each of Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Pure Treasure Limited is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries. Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Pure Treasure Limited are collectively referred to as entities affiliated with Mr. Huang. The registered address of each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of Pure Treasure Limited is Offshore Chambers, P.O. Box 217, Apia, Samoa.

(10)  Represents (i) 746,604,168 Class A ordinary shares (including 31,578,948 Class A ordinary shares in the form of ADSs) directly held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 12,081,240 Class A ordinary directly held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, and (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, as reported in a Schedule 13D/A filed by Tencent Holdings Limited on February 22, 2019. Tencent Mobility Limited, TPP Follow-on I Holding G Limited and Chinese Rose Investment Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding G Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Chinese Rose Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)  Represents (i) 372,642,936 Class A ordinary shares directly held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, (ii) 16,255,449 Class A ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (iii) 2,868,611 Class A shares directly held by Banyan Partners Fund III-A, L.P., an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. The general partner of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Banyan Partners III Ltd., a Cayman Islands company. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of each of Banyan Partners II Ltd. and Banyan Partners III Ltd. Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are collectively referred to as Banyan Partners Funds. The registered address of Banyan Partners Fund II, L.P. is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(12)  Represents (i) 181,830,600 Class A ordinary shares directly held by SCC Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, (ii) 120,782,040 Class A ordinary shares held by SC GGFII Holdco, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, (iii) 2,397,631 ADSs, representing 9,590,524 Class A ordinary shares, directly held by Sequoia Capital China Growth Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (iv) 5,154,210 ADSs, representing 20,616,840 Class A ordinary shares, directly held by Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (v) 131,316 ADSs, representing 525,264 Class A ordinary shares, directly held by Sequoia Capital China Growth Partners Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (vi) 102,631 ADSs, representing 410,524 Class A ordinary shares, directly held by Sequoia Capital China Growth V Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, and (vii) 108,947 ADSs, representing 435,788 Class A ordinary shares, directly held by Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands.

SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. Mr. Shen, together with SCC Growth IV Holdco A, Ltd., Sequoia Capital China Growth Fund IV, L.P., SC China Growth IV Management, L.P., Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P., SC China Growth V Management, L.P., SC China Holding Limited and SNP China Enterprises Limited, are collectively referred to as Sequoia Capital China. SC GGFII Holdco, Ltd. is owned by Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P., whose general partner is SC Global Growth II Management, L.P. The general partner of SC Global Growth II Management, L.P. is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by SC GGFII Holdco, Ltd. are Messrs. Michael Abramson and Douglas Leone. The general partner of each of Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P. is SCGGF III—Endurance Partners Management, L.P. The general partner of SCGGF III—Endurance Partners Management, L.P. is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by each of Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, are Messrs. Abramson and Leone. Messrs. Abramson and Leone, together with SC GGFII Holdco, Ltd., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., SC Global Growth II Management, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P., SCGGF III—Endurance Partners Management, L.P. and SC US (TTGP), Ltd., are collectively referred to as Sequoia Capital Global Growth. Sequoia Capital China and Sequoia Capital Global Growth may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares, and are collectively referred to as Sequoia Funds. The registered address of SCC Growth IV Holdco A, Ltd., Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the address for each of the Sequoia Capital Global Growth entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA, the United States of America.

To our knowledge, as of March 31, 2019, a total of 1,014,958,144 Class A ordinary shares are held by one record holder in the United States, representing approximately 21.8% of our total outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.         Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and its Shareholders

For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our seventh amended and restated shareholders agreement on March 5, 2018 with our then shareholders. Pursuant to this shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders holding at least 30% or more of the issued and outstanding registrable securities (on an as converted basis) held by the preferred shareholders, the Class B ordinary shareholders and Class A ordinary shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 25% of their registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days if we determine in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than once during any twelve-month period and cannot register any other securities during such 90-day period. We are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the underwriters advise us that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriters and allocated among the holders of registrable securities on a pro rata basis according to the number of registrable securities requested by each holder, provided that all other equity securities are first excluded and 25% of shares of registrable securities requested by the holders are included.

Registration on Form F-3. Any holder may request us to file a registration statement on Form F-3 if we qualify for registration on Form F-3. The holders are entitled to an unlimited number of registrations on Form F-3 so long as such registration offerings are in excess of US$500,000. We, however, are not obligated to consummate a registration if we have consummated two registrations within any twelve-month period. We have the right to defer filing of a registration statement for a period of not more than 60 days if we determine in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than once during any twelve-month period and cannot register any other securities during such 60-day period.

Piggyback Registration Rights. If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must notify all holders of registrable securities and offer them an opportunity to be included in such registration. If the managing underwriter determines in good faith that market factors require a limitation of the number of registrable securities to be underwritten, the managing underwriter may decide to exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, first, to us, second, to each of the holders requesting inclusion of their registrable securities on a pro rata basis based on the total amount of registrable securities requested by each such holder, and third, to holders of other securities of our company, provided that all other equity securities are first excluded and 25% of shares of registrable securities requested by the holders are included.

Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and commissions, fees for special counsel for the holders participating in such registration and certain excepted expenses as described in the shareholders agreement, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon (i) the fifth anniversary from the date of closing of a Qualified Initial Public Offering (as defined in the shareholders agreement), (ii) upon the termination, liquidation or dissolution of our company or a Liquidation Event (as defined in the shareholders agreement), or (iii) all registrable securities proposed to be sold by a holder may then be sold without registration in any 90-day period under Rule 144 of the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Agreement and Business Cooperation with Tencent

Strategic Cooperation Framework Agreement. In February 2018, we entered into a Strategic Cooperation Framework Agreement with Tencent, a provider of internet value-added services serving the largest online community in China. Pursuant to the Strategic Cooperation Framework Agreement, Tencent agreed to offer us access points on the interface of Weixin Pay enabling us to utilize traffic from Tencent’s Weixin Pay. In addition, we and Tencent have agreed to cooperate in a number of areas including payment solutions, cloud services and user engagement, and to explore and pursue additional opportunities for potential cooperation. Tencent agreed to provide us with Weixin payment services and charge the payment processing fee corresponding to each transaction payment through Wexin Wallet on our platform at a rate no higher than the normal rate of its payment solutions charged to third parties. Tencent also agreed to share technical and administrative resources with us and make reasonable efforts to provide support in a variety of professional areas, such as talent recruiting, training and technical resources. The Strategic Cooperation Framework Agreement has a term of five years.

Business Cooperation with Tencent. Tencent has been a principal shareholder of us since February 2017. In 2016, 2017 and 2018, we purchased certain services, including payment processing, advertising and cloud services, from Tencent in the total amount of RMB54.3 million, RMB516.0 million, and RMB1,266.4 million (US$184.2 million), respectively. As of December 31, 2017 and 2018, we had a receivable balance from Tencent of RMB442.7 million and RMB1,019.0 million (US$148.2 million), respectively, and a payable balance to Tencent of RMB56.0 million and RMB458.1 million (US$66.6 million), respectively.

Passive Investments in Related-Party Funds

As of December 31, 2018, the Company made advances in total of approximately US$26.6 million (RMB183.0 million equivalent) to set up funds as a limited partner with related parties to make future investments.

Other Related Party Transactions

Transactions with Toshare Group Holding Limited, or Toshare Group. Toshare Group is under control of Mr. Zheng Huang, our chairman and chief executive officer. We purchased fulfillment services from Toshare Group in the amount of RMB7.8 million, nil and nil in 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had a total amount of RMB19.0 million and RMB20.0 million (US$2.9 million) due to Toshare Group.

Transactions with Suzhou Lebei Network Technology Co., Ltd., or Suzhou Lebei. Suzhou Lebei was controlled by one of our directors for the years ended December 31, 2016 and 2017. Beginning June 2018, Suzhou Lebei was no longer our related party. We purchased technology services from Suzhou Lebei in the amount of RMB4.1 million and RMB2.4 million in 2016 and 2017, respectively. In addition, we sold goods through Suzhou Lebei in the amount of RMB137.4 million and nil in 2016 and 2017, respectively. As of December 31, 2017 and 2018, we had a receivable balance from Suzhou Lebei of RMB221 thousand and nil and a payable balance to Suzhou Lebei of RMB1.0 million and nil.

Transactions with Jiaxing Suda Electronic Commerce Co., Ltd., or Jiaxing Suda. Jiaxing Suda is under control of Mr. Zheng Huang, our chairman and chief executive officer. We purchased fulfillment services from Jiaxing Suda in the amount of RMB14.0 million, nil and nil in 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had receivable balance from and payable balance to Jiaxing Suda of nil and nil.

Transactions with Hangzhou Tuguan Technology Co., Ltd., or Hangzhou Tuguan. Hangzhou Tuguan is under control of Mr. Zheng Huang, our chairman and chief executive officer. We purchased fulfillment services from Hangzhou Tuguan in the amount of RMB103.0 million, nil and nil in 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had receivable balance from and payable balance to Hangzhou Tuguan of nil and nil.

Transactions with Hangzhou LeGu Investment Consulting Co., Ltd., or Hangzhou LeGu. Hangzhou LeGu is controlled by Mr. Zheng Huang, our chairman and chief executive officer. In August 2017, we entered into a loan agreement with Hangzhou LeGu whereby we lent a total of RMB159.8 million to Hangzhou LeGu. The loan bears an interest rate of 4.75% per annum. As of December 31, 2017, the outstanding amount under the loan made to Hangzhou LeGu is RMB162.4 million. On April 12, 2018, we and Hangzhou LeGu agreed to an early repayment of the loan, and the interest rate was adjusted to 4.35% per annum to reflect the actual term of the loan. The loan was repaid in full in April 2018.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to product quality complaints, breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. For example, in July 2018, a complaint was filed against us in the U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. We believe the claims do not have merit for a variety of reasons and intend to defend ourselves vigorously. Between August and December 2018, several putative shareholder class action lawsuits were filed against us and certain of our officers and directors in the U.S. District Court for the Southern District of New York and the Superior Court of the State of California. The plaintiffs in these cases allege, in sum and substance, that certain disclosure and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the federal securities laws. These actions remain in their preliminary stages. We intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.”

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to our memorandum and articles of association and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.         The Offer and Listing

A.            Offering and Listing Details

Our ADSs, each representing four Class A ordinary shares, have been listed on Nasdaq Stock Market since July 26, 2018. Our ADSs trade under the symbol “PDD.”

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, each representing four Class A ordinary shares of ours, have been listed on Nasdaq Stock Market since July 26, 2018 under the symbol “PDD.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

Item 10.       Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than Mr. Zheng Huang or any entity which is not ultimately controlled by Mr. Zheng Huang, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Under the laws of the Cayman Islands, our company may declare and pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than a majority of all votes attaching to all of our shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Our articles of association provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our articles of association that relate to or have an impact upon: (i) the right of the Pinduoduo Partnership to appoint executive directors and nominate and recommend chief executive officer of our company as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership—Executive Director Appointment and CEO Nomination Right,” and (ii) the procedures regarding the election, appointment and removal of directors or size of the board. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than a majority of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if in respect of a nil or partly paid up share, or the directors so require, shall also be executed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as an exempted limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.            Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Pinduoduo Inc. is not a PRC resident enterprise for PRC tax purposes. Pinduoduo Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Pinduoduo Inc. meets all of the conditions above. Pinduoduo Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Pinduoduo Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Pinduoduo Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Pinduoduo Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that acquires our ADSs and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be classified as a PFIC for the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIE for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or Class A ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Select Market. We believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;

•                  such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares provided that the ADSs are regularly traded on the Nasdaq Global Select Market. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://investor.pinduoduo.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.             Subsidiary Information

Not applicable.

Item 11.       Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, restricted cash and short-term investments. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Item 12.       Description of Securities Other than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2018, we did not receive such reimbursement from the depositary.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226014 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 85,600,000 ADSs representing 342,400,000 Class A ordinary shares, at an initial offering price of US$19.00 per ADS. Our initial public offering closed in July 2018. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on July 25, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$60.2 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$7.9 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1.7 billion from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 25, 2018, the date that the Form F-1 was declared effective by the SEC, to December 31, 2018, we used US$294.1 million of the net proceeds from our initial public offering for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration statement.We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

Item 15.       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and vice president of finance, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act on December 31, 2018 due to our rapid revenue growth in 2018, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning from the year ending December 31, 2019. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.”

Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness. These measures include the following:

•                  We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have sent our financial staff to regular trainings to meet the requirements of U.S. GAAP and SEC regulations.

•                  We have improved our periodic closing process, related financial reporting and disclosure procedures.

•                  We have also established an internal audit team to enhance internal controls, assess the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002.

As of December 31, 2018, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Prior to December 31, 2018, we were an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. Due to our rapid growth in 2018, we have ceased to be an emerging growth company on December 31, 2018 and are not entitled to the exemptions provided in the JOBS Act discussed above.

Item 16A.    Audit Committee Financial Expert

Our board of directors has determined that Mr. Nanpeng Shen, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.    Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2018. We have posted a copy of our code of business conduct and ethics on our website at http://investor.pinduoduo.com.

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2017	2018
	US$	US$
	(in thousands)
Audit fees(1)	—	2,324
All other fees(2)	—	34

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)         “All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.       Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.       Financial Statements

The consolidated financial statements of Pinduoduo Inc., its subsidiaries and its consolidated variable interest entity are included at the end of this annual report.

Item 19.       Exhibits

Exhibit Number	Description of Document
1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on July 16, 2018 (File No. 333-226014))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on July 16, 2018 (File No. 333-226014))

2.3

Deposit Agreement by and among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts issued thereunder dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on February 5, 2019 (File No. 333-229523))

2.4

Seventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated March 5, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-226014))

4.1

2015 Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.2

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on July 16, 2018 (File No. 333-226014))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.4

Form of Employment Agreement between the Registrant and its executive officers(incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.5

English translation of the Shareholders’ Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated April 25, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.6

English translation of the Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated April 25, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.8

English translation of the Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated April 25, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.9

English translation of the Spousal Consent Letters (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.10

Series D Preferred Shares Purchase Agreement between the Registrant and other parties thereto, dated February 14, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.11

Series C-3 Preferred Shares Purchase Agreement between the Registrant and other parties thereto, dated June 28, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.12

Series C Preferred Shares Purchase Agreement between the Registrant and other parties thereto, dated January 26, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.13

Series B-4 Preferred Shares Purchase Agreement between the Registrant and other parties thereto, dated June 22, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.14

English translation of the Strategic Cooperation Framework Agreement by and between the Registrant and an affiliate of Tencent Holdings Limited dated February 27, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

** Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pinduoduo Inc.

By:	/s/ Zheng Huang
	Name:	Zheng Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 24, 2019

PINDUODUO INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinduoduo Inc. (the ‘‘Company’’) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, shareholders’ (deficits)/equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the ‘‘consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. The Company also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 24, 2019

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		3,058,152	14,160,322	2,059,533
Restricted cash		9,370,849	16,379,364	2,382,280
Receivables from online payment platforms		88,173	247,586	36,010
Short-term investments	4	50,000	7,630,689	1,109,838
Amounts due from related parties	13	442,912	1,019,033	148,212
Prepayments and other current assets	5	127,742	953,989	138,752
Total current assets		13,137,828	40,390,983	5,874,625

Non-current assets
Property and equipment, net	6	9,279	29,075	4,229
Intangible asset	7	—	2,579,338	375,149
Loan to a related party	13	162,363	—	—
Other non-current assets	14	5,000	182,667	26,568
Total non-current assets		176,642	2,791,080	405,946

Total Assets		13,314,470	43,182,063	6,280,571

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB56,032and RMB458,147 (US$66,635) as of December 31, 2017 and 2018, respectively)	13	76,057	478,113	69,539
Customer advances (including customer advances of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB56,453 and RMB190,382 (US$27,690) as of December 31, 2017 and 2018, respectively)		56,453	191,482	27,850
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB9,838,519 and RMB17,275,934 (US$2,512,680) as of December 31, 2017 and 2018, respectively)		9,838,519	17,275,934	2,512,680
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB208,301 and RMB1,500,951 (US$218,304) as of December 31, 2017 and 2018, respectively)	8	360,393	2,225,667	323,712
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,778,085 and RMB4,188,273 (US$609,159) as of December 31, 2017 and 2018, respectively)		1,778,085	4,188,273	609,159

Total current liabilities		12,109,507	24,359,469	3,542,940

Total liabilities		12,109,507	24,359,469	3,542,940

Commitments and contingencies	21

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY (CONTINUED)
Mezzanine equity	15
Series A1 convertible preferred shares (US$0.000005 par value; 71,849,380 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		4,224	—	—
Series A2 convertible preferred shares (US$0.000005 par value; 238,419,800 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		48,815	—	—
Series B1 convertible preferred shares (US$0.000005 par value; 211,588,720 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		219,448	—	—
Series B2 convertible preferred shares (US$0.000005 par value; 27,781,280 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		29,451	—	—
Series B3 convertible preferred shares (US$0.000005 par value; 145,978,540 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		153,009	—	—
Series B4 convertible preferred shares (US$0.000005 par value; 292,414,780 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		327,786	—	—
Series C1 convertible preferred shares, net of subscription receivable of RMB13,758 and nil as of December 31, 2017 and 2018, respectively (US$0.000005 par value; 56,430,180 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		96,052	—	—

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY (CONTINUED)
Mezzanine equity (continued)	15
Series C2 convertible preferred shares (US$0.000005 par value; 238,260,780 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		638,863	—	—
Series C3 convertible preferred shares (US$0.000005 par value; 241,604,260 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		679,273	—	—
Total mezzanine equity		2,196,921	—	—

Shareholders’ (deficits)/equity
Class A ordinary shares (US$0.000005 par value; 6,208,214,480 shares authorized, 42,486,360 issued and outstanding as of December 31, 2017; 77,300,000,000 shares authorized, 2,381,240,988 issued and outstanding as of December 31, 2018, respectively)	9	1	78	11
Class B ordinary shares (US$0.000005 par value; 1,716,283,460 authorized, issued and outstanding as of December 31, 2017; 2,200,000,000 authorized, 2,074,447,700 issued and outstanding as of December 31, 2018, respectively)	9	53	64	9
Additional paid-in capital		61,326	29,114,527	4,234,532
Accumulated other comprehensive (loss)/income		(23,101)	1,035,783	150,648
Accumulated deficits		(1,030,237)	(11,327,858)	(1,647,569)
Total shareholders’ (deficits)/equity		(991,958)	18,822,594	2,737,631
Total liabilities, mezzanine equity, and shareholders’ (deficits)/equity		13,314,470	43,182,063	6,280,571

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$

Revenues	10
Online marketplace services		48,276	1,740,691	13,119,990	1,908,223
Merchandise sales		456,588	3,385	—	—
Total revenues		504,864	1,744,076	13,119,990	1,908,223

Costs of revenues
Costs of online marketplace services		(93,551)	(719,778)	(2,905,249)	(422,551)
Costs of merchandise sales		(484,319)	(3,052)	—	—
Total costs of revenues		(577,870)	(722,830)	(2,905,249)	(422,551)

Gross (loss)/profit		(73,006)	1,021,246	10,214,741	1,485,672

Sales and marketing expenses		(168,990)	(1,344,582)	(13,441,813)	(1,955,031)
General and administrative expenses		(14,793)	(133,207)	(6,456,612)	(939,075)
Research and development expenses		(29,421)	(129,181)	(1,116,057)	(162,324)
Impairment of a long-term investment		—	(10,000)	—	—
Total operating expenses		(213,204)	(1,616,970)	(21,014,482)	(3,056,430)

Operating loss		(286,210)	(595,724)	(10,799,741)	(1,570,758)

Interest income		4,460	80,783	584,940	85,076
Foreign exchange gain/(loss)		475	(11,547)	10,037	1,460
Change in the fair value of warrant liability		(8,668)	—	—	—
Other (loss)/income, net		(2,034)	1,373	(12,361)	(1,798)

Loss before income tax		(291,977)	(525,115)	(10,217,125)	(1,486,020)
Income tax expenses	12	—	—	—	—
Net loss		(291,977)	(525,115)	(10,217,125)	(1,486,020)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$

Net loss		(291,977)	(525,115)	(10,217,125)	(1,486,020)
Deemed distribution to certain holders of convertible preferred shares	15	(30,430)	—	(80,496)	(11,708)
Contribution from a holder of convertible preferred shares	15	—	26,413	—	—
Net loss attributable to ordinary shareholders		(322,407)	(498,702)	(10,297,621)	(1,497,728)

Loss per share:	18
Basic		(0.18)	(0.28)	(3.47)	(0.50)
Diluted		(0.18)	(0.28)	(3.47)	(0.50)
Shares used in loss per share computation:
Basic		1,815,200,000	1,764,799,346	2,968,319,549	2,968,319,549
Diluted		1,815,200,000	1,764,799,346	2,968,319,549	2,968,319,549

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation difference, net of tax of nil		20,001	(47,681)	1,058,884	154,008
Comprehensive loss		(271,976)	(572,796)	(9,158,241)	(1,332,012)

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficits	Total shareholders’ deficits
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		1,815,200,000	56	17,467	4,579	(150,038)	(127,936)
Net loss		—	—	—	—	(291,977)	(291,977)
Foreign currency translation difference		—	—	—	20,001	—	20,001
Deemed distribution to certain holders of convertible preferred shares	15	—	—	—	—	(30,430)	(30,430)
Share-based compensation		—	—	4,064	—	—	4,064
Balance as of December 31, 2016		1,815,200,000	56	21,531	24,580	(472,445)	(426,278)

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficits	Total shareholders’ deficits
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		1,815,200,000	56	21,531	24,580	(472,445)	(426,278)
Net loss		—	—	—	—	(525,115)	(525,115)
Foreign currency translation difference		—	—	—	(47,681)	—	(47,681)
Repurchase and cancellation of Class B ordinary shares	15	(56,430,180)	(2)	2	—	(32,677)	(32,677)
Contribution from a holder of convertible preferred shares	15	—	—	26,413	—	—	26,413
Share-based compensation		—	—	13,380	—	—	13,380
Balance as of December 31, 2017		1,758,769,820	54	61,326	(23,101)	(1,030,237)	(991,958)

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficits	Total shareholders’ (deficits)/equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		1,758,769,820	54	61,326	(23,101)	(1,030,237)	(991,958)
Net loss		—	—	—	—	(10,217,125)	(10,217,125)
Foreign currency translation difference		—	—	—	1,058,884	—	1,058,884
Deemed distribution to certain holders of convertible preferred shares	15	—	—	—	—	(80,496)	(80,496)
Conversion of convertible preferred shares to ordinary shares	15	2,075,502,060	67	10,950,438	—	—	10,950,505
Initial public offering	9	366,943,308	13	11,523,618	—	—	11,523,631
Share-based compensation	11	254,473,500	8	6,579,145	—	—	6,579,153
Balance as of December 31, 2018		4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594
Balance as of December 31, 2018 (US$)			20	4,234,532	150,648	(1,647,569)	2,737,631

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(As Adjusted)	(As Adjusted)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	(291,977)	(525,115)	(10,217,125)	(1,486,020)
Depreciation and amortization	756	2,265	497,003	72,286
Impairment of long term investment	—	10,000	—	—
Change in the fair value of warrant liability	8,668	—	—	—
Interest income	—	(2,573)	(78,267)	(11,383)
Loss on disposal of property and equipment	—	64	13	2
Share-based compensation	4,064	13,380	6,841,573	995,066

Changes in operating assets and liabilities:
Receivables from online payment platforms	(8,316)	(77,891)	(159,413)	(23,186)
Amounts due from related parties	(2,748)	(350,265)	(576,121)	(83,793)
Prepayments and other current assets	98,715	(87,614)	(788,577)	(114,694)
Amounts due to related parties	(42,319)	51,081	402,056	58,477
Customer advances	(102,731)	54,299	135,029	19,639
Payables to merchants	1,091,603	8,721,721	7,437,415	1,081,727
Accrued expenses and other liabilities	(95,410)	318,363	1,864,153	271,130
Merchant deposits	219,472	1,558,613	2,410,188	350,547
Net cash flow generated from operating activities	879,777	9,686,328	7,767,927	1,129,798

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term investments	(320,000)	(1,393,000)	(7,516,370)	(1,093,211)
Proceeds from sales of short-term investments	30,000	1,633,000	50,000	7,272
Purchase of a long-term investment	(15,000)	—	(184,637)	(26,854)
Proceeds from disposal of a long-term investment	—	—	5,000	727
Purchase of property and equipment	(2,301)	(8,921)	(27,331)	(3,975)
Proceeds from disposal of property and equipment	—	362	39	6
Loan to a related party	—	(159,790)	—	—
Repayment from a related party	—	—	159,790	23,240
Loans to third parties, net of repayment	—	—	(35,000)	(5,090)
Net cash flow (used in) / generated from investing activities	(307,301)	71,651	(7,548,509)	(1,097,885)

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(As Adjusted)	(As Adjusted)

CASH FLOW FROM FINANCING ACTIVITIES
Deemed distribution	(18,326)	—	—	—
Proceeds from initial public offering	—	—	11,879,944	1,727,866
Initial public offering costs	—	—	(356,313)	(51,823)
Proceeds from issuance of convertible preferred shares	511,911	1,446,906	5,824,568	847,148
Costs incurred for the issuance of convertible preferred shares	(7,047)	(15,369)	(3,842)	(559)
Repurchase of Class B ordinary shares	—	(32,677)	—	—
Net cash flow generated from financing activities	486,538	1,398,860	17,344,357	2,522,632

Exchange rate effect on cash, cash equivalents and restricted cash	20,397	(47,681)	546,910	79,545
Net increase in cash, cash equivalents and restricted cash	1,079,411	11,109,158	18,110,685	2,634,090
Cash, cash equivalents and restricted cash at beginning of year	240,432	1,319,843	12,429,001	1,807,723
Cash, cash equivalents and restricted cash at end of year	1,319,843	12,429,001	30,539,686	4,441,813

Supplement disclosure of cash flow information:
Interest received	3,992	52,150	433,390	63,034

Supplement disclosure of non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	—	198	1,319	192
Purchase of property and equipment included in prepayments, other receivables and other current assets	—	—	2,670	388
Acquisition of intangible asset	—	—	2,852,370	414,860

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	1,319,843	3,058,152	14,160,322	2,059,533
Restricted cash	—	9,370,849	16,379,364	2,382,280
Total cash, cash equivalents and restricted cash in the statements of cash flows	1,319,843	12,429,001	30,539,686	4,441,813

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization

Pinduoduo Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the merchandise sales and the provision of online marketplace to help merchants leverage the power of the internet to engage with their customers in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiary of the VIE. The Company is ultimately controlled by Mr. Zheng Huang (the ‘‘Founder’’) since its establishment.

As of December 31, 2018, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of ownership by the Company		Principal activities
			Direct	Indirect
Subsidiaries:

HongKong Walnut Street Limited (“Walnut HK”)	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd. (“Hangzhou Weimi” or the “WFOE”)	May 28, 2015	PRC	100%	—	Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd. (“Xinzhijiang”)	April 25, 2018	PRC	100%	—	E-commerce platform

VIE:

Hangzhou Aimi Network Technology Co., Ltd. (“Hangzhou Aimi” or the “VIE”)	April 14, 2015	PRC	—	100%	E-commerce platform

VIE’s subsidiary:

Shanghai Xunmeng Information Technology Co., Ltd. (“Shanghai Xunmeng”)	January 9, 2014	PRC	—	100%	E-commerce platform

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization (Continued)

In June 2016, the Company obtained 100% equity interest in Shanghai Xunmeng which was controlled by the Founder since its establishment. The transaction undertaken by the Company and the Founder to restructure the Group was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The VIE agreements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements’’) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and a PRC entity (the ‘‘Nominee Shareholders’’). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Exclusive Option Agreements Pursuant to the Exclusive Option Agreements entered into between the Nominee Shareholders, the VIE and the WFOE, the Nominee Shareholders granted to the WFOE or its designees proxy of shareholders rights and voting rights of their respective equity interests in the VIE. The WFOE has the sole discretion as to when to exercise the options, whether in part or full. The exercise price of the options to purchase all or part of the equity interests in the VIE will be the minimum amount of consideration permitted by the applicable PRC laws. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. The Exclusive Option Agreements will remain in effect until all the equity interests in VIE held by Nominee Shareholders are transferred to the WFOE or its designated party. The WFOE may terminate the Exclusive Option Agreements at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreements.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization (Continued)

The VIE agreements (Continued)

Equity Pledge Agreement Pursuant to the Equity Pledge Agreement entered into among the WFOE (the ‘‘Pledge Agreement’’), the Nominee Shareholders and the VIE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the Contractual Agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholders’ equity interests in the VIE to the WFOE, to the extent permitted by PRC laws. If the VIE or any of their Nominee Shareholders breach any of their respective contractual obligations under the above agreements, the WFOE, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIE, without the prior consent of the WFOE. The Equity Pledge Agreement will be valid until the VIE and the shareholders fulfill all the contractual obligations under the Contractual Agreements in full and the pledged equity interests have been transferred to the WFOE and/or its designee.

Shareholders’ Voting Rights Proxy Agreement Pursuant to the Shareholders’ Voting Rights Proxy Agreement entered into between the Nominee Shareholders, the VIE and the WFOE (the ‘‘Proxy Agreement’’), the Nominee Shareholders authorized the WFOE or its designated party to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder the senior management members of the VIE. The proxy remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE. The proxy agreements were subsequently reassigned to the Company.

Exclusive Consulting and Services Agreement Pursuant to the Exclusive Consulting and Services Agreement (the ‘‘Consulting and Services Agreement’’), WFOE retains exclusive right to provide to the VIE the technical support and consulting services, including but not limited to, technology development and maintenance service, marketing consulting service and administrative consulting service. WFOE owns the intellectual property rights developed in the performance of the agreement. In exchange for these services, WFOE is entitled to charge the VIE annual service fees which typically amount to what would be substantially all of the VIE’s pre-tax profits, resulting in a transfer of substantially all of the profits from the VIE to the WFOE. The term of the agreement is 10 years, expiring on June 5, 2025, which will be automatically renewed every ten-year thereafter if the WFOE does not provide notice of termination to the Nominee Shareholders three months prior to expiration.

Financial support undertaking letter The Company and the VIE entered into a financial support undertaking letter pursuant to which, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization (Continued)

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiary, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws, (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws; and (iii) each of the Group’s PRC subsidiaries, the VIE and the subsidiaries of the VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

The VIE contributed 72.4%, 100% and 77.3% of the Group’s consolidated revenues for the years ended December 31, 2016, 2017 and 2018 respectively. As of December 31, 2017 and 2018, the VIE accounted for an aggregate of 92.8% and 53.1%, respectively of the consolidated total assets, and 98.6% and 96.9%, respectively of the consolidated total liabilities.

Other revenue-producing assets held by the VIE and its subsidiaries mainly include licenses, such as the internet content provision license and internally-developed intangible assets including trademarks, patents, copyrights and domain names.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization (Continued)

The following tables represent the financial information for the VIE as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,192,667	3,529,316	513,318
Restricted cash	9,370,849	16,379,364	2,382,280
Receivables from online payment Platforms	88,173	247,586	36,010
Short-term investments	40,000	1,300,000	189,077
Amounts due from related parties (i)	442,669	1,018,963	148,202
Amounts due from Group companies (ii)	—	565,101	82,191
Prepayments and other current assets	57,445	441,590	64,227
Total current assets	12,191,803	23,481,920	3,415,305

Non-current assets
Property and equipment, net	2,212	16,578	2,411
Loan to a related party	162,363	—	—
Other non-current assets	5,000	—	—
Total non-current assets	169,575	16,578	2,411
Total assets	12,361,378	23,498,498	3,417,716

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization (Continued)

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES
Current liabilities
Amounts due to Group companies (iii)	561,922	1,575,534	229,152
Amounts due to related parties (i)	56,032	458,147	66,635
Customer advances	56,453	190,382	27,690
Payable to merchants	9,838,519	17,275,934	2,512,680
Accrued expenses and other liabilities	208,301	1,500,951	218,304
Merchant deposits	1,778,085	4,188,273	609,159
Total current liabilities	12,499,312	25,189,221	3,663,620
Total liabilities	12,499,312	25,189,221	3,663,620

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net revenues from
Group companies	23,725	207,570	298,415	43,403
External	365,416	1,744,076	10,136,874	1,474,347
Net revenues	389,141	1,951,646	10,435,289	1,517,750

Net loss	(116,034)	(8,924)	(1,552,789)	(225,844)

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              Organization (Continued)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(As adjusted)	(As adjusted)
Net cash generated from operating activities (iv)	1,156,387	10,391,383	8,984,498	1,306,741
Net cash (used in)/generated from investing activities	(305,473)	88,404	(1,147,101)	(166,839)
Net cash provided by financing activities	—	200,000	507,767	73,852
Net increase in cash, cash equivalents and restricted cash (iv)	850,914	10,679,787	8,345,164	1,213,754

i)                 Information with respect to related parties is discussed in Note 13.

ii)              Amounts due from Group companies mainly included prepayments for technical service fees amounted to RMB480,052 (US$69,821).

iii)           Amounts due to Group companies consisted of inter-company payables for service fees made by other Group companies on behalf of the VIE and inter-company borrowings. The VIE had inter-company payables to Hangzhou Weimi for purchases of services and inter-company borrowings of RMB549,135 and RMB258,263(US$37,563) as of December 31, 2017 and 2018, respectively.

iv)          As discussed in Note 2(g), the Group adopted ASU 2016-18 effective as of January 1, 2018 on a retrospective basis to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370,849, respectively were previously reported within net cash used in operating activities in the statements of cash flows.

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of the restricted net assets. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              Summary of Significant Accounting Policies

(a)         Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIE and subsidiaries of the VIE have been eliminated upon consolidation.

(c)          Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to economic lives and impairment of long-lived assets, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation, warrant liability and modification of the convertible preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)         Foreign currency

The functional currency of the Company and Walnut HK is the US$. The Company’s PRC subsidiaries, the VIE and the subsidiaries of the VIE determined their functional currencies to be RMB based on the criteria of ASC 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ (deficits)/equity.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(e)          Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018, the last business day in December 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)            Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

(g)         Restricted cash

Restricted cash represents cash received from consumers and reserved in a bank supervised account for payments to merchants.

In November 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (‘‘ASU 2016-18”), which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Group adopted ASU 2016-18 retrospectively and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statements of cash flows for all of the years presented. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370,849, respectively, were previously reported within net cash used in operating activities in the consolidated statements of cash flows.

(h)         Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC Topic 320 (“ASC 320”), Investments — Debt and Equity Securities. Interest income is included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and such gains and losses are reflected in earnings during the periods in which gains or losses are realized.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(i)            Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Computer and office equipment	3 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

(j)            Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

For all periods presented, there were no impairment of any of the Group’s long-lived assets.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(k)         Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables from payment platforms, amount due from/to related parties, an interest-bearing loan to a related party, merchant deposits, customer advances, payables to merchants, short-term investments, an other non-current asset and convertible preferred shares. Other than the interest-bearing loan to a related party, other non-current asset and convertible preferred shares, the carrying values of these financial instruments approximated their fair values due to their short-term maturities.

The carrying amount of the interest-bearing loan to a related party approximated its fair value since it bore interest rate which approximated market interest rate. The convertible preferred shares were initially recognized at their respective fair value. The warrant liability was recognized at fair value.

The Group applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                Summary of Significant Accounting Policies (Continued)

(l)              Revenue recognition

The Group through its platform primarily offers online marketplace services that enable third-party merchants to sell their products to consumers in China. Revenues from online marketplace services consist of online marketing services revenues and transaction services fees. Payments for services are generally received before deliveries.

Effective January 1, 2018, the Group adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606), using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. There were no changes made to the Company’s revenue recognition policy as a result of the adoption of Topic 606.  Under Topic 606, revenues are recognized when control of the promised services are transferred to the Group’s customers in amounts that reflect the consideration the Group expects to be entitled to in exchange for those services. The Group also evaluates whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions.

The Group presents value added taxes (“VAT”) as reductions of revenues.

Online marketplace services

The Group charges fees for transaction services to merchants for sales transactions completed on the Group’s online marketplace, where the Group does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as a percentage based on the value of merchandise being sold by the merchants. Revenues related to transaction services are recognized in consolidated statements of comprehensive loss at the time when the Group’s service obligations to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants.

The Group also entered into contractual agreements with certain merchants to provide online marketing services on the Group’s online marketplace for which the Group receives service fees from merchants. Online marketing services allow merchants to bid for keywords that match product listings appearing in search or browser results on the Group’s online marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. The Group provides the online marketing services on its own platforms without involvement of any other party. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings when services are completed by the Group for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion offers incentives such as coupons, credits and discounts to consumers. Consumers are not customers of the Group, therefore incentives offered to consumers are not considered payments to customers. Coupons and credits redeemable for coupons can only be used in future purchases of eligible merchandise offered on the Group’s online marketplace to reduce purchase price that are not specific to any merchant. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Group recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made. Discounts provided to consumers are not specific to any merchant and the associated costs to the Company are recognized when the related transaction services revenues are recognized.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(l)              Revenue recognition (Continued)

During 2018, the Group also issued to consumers at its discretion, cash redeemable credits upon their completion of certain actions unrelated to the purchases of merchant products on the Group’s online marketplace. As the credits were redeemable for cash, the Group accrued for the related costs in marketing expenses based on the cash redemption value of each credit as it is issued, assuming all credits will be redeemed. As of December 31, 2018, the amount of outstanding credits was immaterial.

Merchandise sales

When the Group conducts online merchandise sales of fresh produce and other perishable products, it is primarily obligated for the merchandise sold to the customers, subject to inventory risk, has latitude in establishing prices and selecting suppliers. Revenues from merchandise sales are recorded on the gross basis when the customers confirm the receipts of goods. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances.

(m)        Costs of revenues

Costs of online marketplace services consist primarily of payment processing fees paid to third party online payment platform, costs associated with the operation of the Group’s platform, such as bandwidths and server costs, depreciation and maintenance costs, staff costs and share-based compensation expenses, surcharges and other expenses directly attributable to the online marketplace services. Costs of merchandise sales consist of the same elements as those of online marketplace services, as well as the purchase price of merchandise, shipping and other logistics charges and write-down of inventories.

(n)           Advertising expenditures

Advertising expenditures are expensed when incurred. Total amount of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB113,691, RMB1,259,610 and RMB12,867,833 (US$1,871,549) for the years ended December 31, 2016, 2017 and 2018, respectively.

(o)           Research and development expenses

Research and development expenses include payroll, employee benefits, and other operating expenses associated with research and platform development. Research and development expenses also include rent, depreciation and other related expenses. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been inconsequential and, as a result, the Company did not capitalize any software development costs in the accompanying consolidated financial statements.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                Summary of Significant Accounting Policies (Continued)

(p)           Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group did not enter into any capital leases for the years ended December 31, 2016, 2017 and 2018.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

(q)           Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

(r)             Share-based compensation

The Group applies ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                Summary of Significant Accounting Policies (Continued)

(s)             Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries.

(t)              Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation difference and is presented in the consolidated statements of comprehensive loss.

(u)           Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the ‘‘Ordinary Shares’’) as each class of shares has the same rights to undistributed and distributed earnings.

(v)            Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                Summary of Significant Accounting Policies (Continued)

(w)         Recent accounting pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company as an EGC elected to take advantage of the extended transition period. However, the Company ceased to be an EGC on December 31, 2018 due to its rapid revenue growth in 2018.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”), which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more than 12 months. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In January 2018, the FASB issued ASU No. 2018-01, Leases: Land Easement Practical Expedient, (“ASU 2018-01”), which provides an optional transition practical expedient for land easements. The effective date of the transition requirements for the amendment is the same as the effective date and transition requirements in ASU 2016-02. Subsequently, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases, (“ASU 2018-10”), which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, (“ASU 2018-11”), which provides an additional transition method and a practical expedient for separating components of a contract for lessors.

ASU 2016-02 modifies existing guidance for off balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. These new lease standards become effective for the Company on January 1, 2019. The Company will adopt this standard effective January 1, 2019 using the modified retrospective method, and chose to apply the new standard as of the effective date and will not restate comparable period.

The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward the historical lease classification, the assessment whether any expired or exiting contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to rental of offices will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In August 2018, the FASB issued ASU No. 2018-13 (‘‘ASU 2018-13’’), Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Company beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.                Concentration of Risks

(a)           Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms and short-term investments. As of December 31, 2017 and 2018, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms, unsecured and denominated in RMB, derived from merchandise sales on the Group’s online marketplace to consumers, are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

(b)           Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

(i) Business supplier risk - suppliers accounting for 10% or more of total costs were:

	For the years ended December 31,
Supplier	2017	2018

A	*	550,832
B	459,982	491,798
C	81,009	*

* Less than 10%

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.                Concentration of Risks (Continued)

(b)           Business, customer, political, social and economic risks (Continued)

(ii) Customer risk—the success of the Group’s business going forward will rely in part on Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2016, 2017 and 2018.

(iii) Economic risk—the Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c)            Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation) / appreciation of the US$ against RMB was approximately 6.8%, (5.8%) and 5.0% for the years ended December 31, 2016, 2017 and 2018, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, and short-term investments, are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, earnings and financial position in U.S. dollars.

(d)           Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

4.                Short-term Investments

The Company’s short-term investments included cash deposits at floating rates in financial institutions with maturities of less than one year.

For the years ended December 31, 2016, 2017 and 2018, the Group recognized interest income related to its short-term investments of RMB1,522, RMB12,483 and RMB115,737 (US$16,833), respectively, in the consolidated statements of comprehensive loss.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.                Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Prepayments	35,104	667,113	97,028
VAT recoverable	33,364	63,005	9,164
Rental and other deposits	14,589	64,902	9,440
Loan to a third party	2,456	35,000	5,091
Staff advances	3,689	7,868	1,144
Payments made on behalf of merchants	4,914	8,234	1,198
Interest receivables	26,529	101,062	14,699
Others	7,097	6,805	988

	127,742	953,989	138,752

The prepayments primarily consist of advertising fees paid in advance.

6.                Property and Equipment, Net

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
At cost:
Computer and office equipment	7,256	27,148	3,949
Leasehold improvement	5,019	10,654	1,550
	12,275	37,802	5,499

Less: accumulated depreciation	(2,996)	(8,727)	(1,270)
	9,279	29,075	4,229

For the years ended December 31, 2016, 2017 and 2018, the Group recorded depreciation expenses of RMB756, RMB2,265 and RMB5,934 (US$863), respectively, and were included in the following captions:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Costs of revenues	321	553	1,291	188
Sales and marketing expenses	163	546	805	117
General and administrative expenses	68	181	1,074	156
Research and development expenses	204	985	2,764	402

	756	2,265	5,934	863

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.                Intangible Asset

Intangible asset consisted of the following:

Total
RMB

Balance as of January 1, 2018	—
Addition	2,852,370
Amortization	(491,069)
Foreign currency translation difference	218,037

Balance as of December 31, 2018	2,579,338

In February 2018, the Company entered into a strategic cooperation framework agreement (the “Agreement”) with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. Amortization expense for intangible asset was RMB491,069 (US$71,423) for the year ended December 31, 2018. No impairment charge was recognized on the intangible asset for the year ended December 31, 2018.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	RMB	US$

2019	618,458	89,951
2020	618,458	89,951
2021	618,458	89,951
2022	618,458	89,951
2023	110,125	16,017

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.                Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Payroll payable	61,153	389,615	56,667
Accrued expenses	192,034	1,371,483	199,474
VAT and other tax payable	104,197	436,495	63,486
Others	3,009	28,074	4,085

	360,393	2,225,667	323,712

Accrued expenses primarily consisted of accrued advertising and marketing expenses.

9.                Ordinary Shares

On July 26, 2018, the Company completed its Initial Public Offering (“IPO”) on the National Association of Securities Deal Automated Quotations under the symbol of “PDD”. The Company issued an aggregate 85,600,000 ADSs, representing 342,400,000 Class A Ordinary Shares for total proceeds, net of issuance costs of US$1,690,696 (RMB11,523,631).

Upon completion of the IPO, all convertible preferred shares were converted into Class A Ordinary Shares (Note 15).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.       Revenues

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Online marketplace services
—Online marketing services	—	1,209,275	11,515,575	1,674,871
—Transaction services	48,276	531,416	1,604,415	233,352
Merchandise sales	456,588	3,385	—	—

	504,864	1,744,076	13,119,990	1,908,223

Contract balances

The Group’s contract liabilities comprised of customer advances and portions of Payables to merchants:

	As of
	January 1, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	US$
Customer advances	56,453	191,482	27,850
Contract liability	38,935	72,939	10,609

Customer advances and contract liability relate to considerations received in advance for online marketing services and transaction services, respectively, for which control of the services occurs at a later point in time. Contract liability is included in Payable to merchants in the Company’s consolidated balance sheets. The significant increase in the balance of customer advances was due to the increase in advance payments from customers in line with the growth in online marketing services revenues. The significant increase in the contract liability was contributed by higher value of orders placed by consumers for which the related transaction services have not been completed. Revenues recognized from the carrying value of customer advances and contract liability as of January 1, 2018 during the year ended December 31, 2018 were RMB44,704 and RMB38,935, respectively.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.       Share-Based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in 2015 (the ‘‘2015 Plan’’). The 2015 Plan allows the Group to grant options to employees, directors, consultants or members of the board of directors of the Group. Under the 2015 Plan, the maximum aggregate number of shares that may be issued shall not exceed 945,103,260. The terms of the options shall not exceed ten years from the date of grant.

In July 2018, the Group adopted the 2018 Share Incentive Plan (the “2018 Plan”). The 2018 Plan allows the Group to grant options and restricted share units (“RSUs”) to employees, directors, consultants or members of the board of directors of the Group. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards initially 363,130,400, plus an annual increase on the first day of each fiscal year of the company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors.

For the share options granted under the 2015 Plan and the 2018 Plan, in addition to the explicit service periods of four years, with 25% of the options vesting annually, Class A Ordinary Shares acquired from the exercise of vested options cannot be sold or transferred by the employees without the prior written consents of the Company within the first three years of exercise (‘‘Restricted Shares’’). In the event that employment relationship is terminated with the Company, voluntarily or involuntarily, within the three-year lock-up periods, the Company may, at its sole discretion, repurchase the Restricted Shares at the employee’s exercise price. The Group determined the substance of the lock up periods to be additional implicit service periods of three years, thereby extending the vesting terms of the options to be seven years in total. Exercise prices received before the end of the lock-up periods would be recorded as liabilities which were nil and nil as of December 31, 2017 and 2018, respectively.

RSUs The RSUs granted under the 2018 Plan vest over a period of four years with 25% vesting on each anniversary from the date of grant, or with 50% of the RSUs vesting on the second anniversary and 25% on each of the third and fourth anniversary from the date of grant.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.       Share-Based Compensation (Continued)

(a)         Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$	US$	Years

Outstanding as of January 1, 2016	101,468,440	0.0065	0.0184	2,385	9.82
Granted	102,264,620	0.0065	0.0416
Outstanding as of December 31, 2016	203,733,060	0.0065	0.0301	10,390	9.25
Vested and expected to vest as of December 31, 2016	203,733,060	0.0065	0.0301	10,390	9.25

Granted	78,560,000	0.0065	0.1736
Forfeited	(9,850,200)	0.0065	0.0544
Outstanding as of December 31, 2017	272,442,860	0.0065	0.0706	144,258	8.57
Vested and expected to vest as of December 31, 2017	272,442,860	0.0065	0.0706	144,258	8.57

Granted	359,390,000	0.0065	3.6289
Forfeited	(2,240,000)	0.0065	2.5006
Outstanding as of December 31, 2018	629,592,860	0.0065	2.0931	3,527,924	8.64
Vested and expected to vest as of December 31, 2018	629,592,860	0.0065	2.0931	3,527,924	8.64

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

The total fair value of vested options were RMB3,106, RMB13,525 and RMB45,979 (US$6,687) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, total unrecognized share-based compensation expense relating to unvested awards was RMB8,151,703 (US$1,185,616). The expense is expected to be recognized over a weighted-average period of 5.64 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rate, the probability that the options will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the options:

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.       Share-Based Compensation (Continued)

(a)         Share options: (Continued)

	For the years ended December 31,
	2016	2017	2018

Risk-free interest rates	1.75%-2.66%	2.26%-2.57%	2.97%-3.13%
Expected volatility	49.63%-50.39%	48.08%-49.35%	46.23%-48.63%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying Ordinary Shares	$0.0308-$0.0577	$0.0858-$0.5359	$1.5146-$5.7400
Fair value of share option	$0.0273-$0.0531	$0.0808-$0.5302	$1.5091-$5.7335

(b)         RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

	Number of RSUs	Weighted average grant date fair value
		US$

Outstanding as of January 1, 2018	—	—
Granted	8,295,240	6.2519
Outstanding as of December 31, 2018	8,295,240	6.2519
Vested and expected to vest as of December 31, 2018	8,295,240	6.2519

The total fair value of the Restricted Shares vested during the years ended December 31, 2018 was nil.  The weighted average grant date fair value of RSUs granted during the year ended December 31, 2018 was US$6.2519.

As of December 31, 2018, there was RMB325,060 (US$47,278) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 3.81 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.       Share-Based Compensation (Continued)

(c)          Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2016, 2017 and 2018 as follows:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Costs of revenues	276	796	3,488	507
Sales and marketing expenses	563	1,675	405,805	59,022
General and administrative expenses i) / ii)	1,477	108,141	6,296,186	915,742
Research and development	1,748	5,893	136,094	19,794

	4,064	116,505	6,841,573	995,065

i)                 For the years ended December 31, 2016, 2017 and 2018, the Company recorded nil, RMB103,125 and nil, respectively, in share based compensation expenses in connection with the repurchase of Class B Ordinary Shares from the Founder.

ii)              In April 2018, the Company issued 254,473,500 Class A Ordinary Shares to a company controlled by the Founder at the par value of US$0.000005 per share pursuant to a shareholders’ resolution. The difference between the par value and estimated fair value of Ordinary Shares on the grant date was recorded as a one-time share based compensation expense of RMB5,953,717 (US$865,932) in general and administration expenses. No such transaction took place during the years ended December 31, 2016 and 2017.

12.       Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Walnut HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s subsidiaries and VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.       Income Taxes (Continued)

PRC (Continued)

Shanghai Xunmeng, a subsidiary of VIE, was recognized as a “high and new technology enterprise,” or HNTE in November 2018 and was eligible for 15% preferential tax rate from 2018 to 2020.

In April 2018, Xinzhijiang, a subsidiary located in Qianhai District, Shenzhen, Guangdong Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in Qianhai District which operate in certain encouraged industries, from 2014 to 2020.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s loss before income taxes consisted of:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Non-PRC	(12,839)	(108,086)	(7,083,904)	(1,030,311)
PRC	(279,138)	(417,029)	(3,133,221)	(455,709)

	(291,977)	(525,115)	(10,217,125)	(1,486,020)

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Current income tax expense	—	—	—	—
Deferred tax expense	—	—	—	—

Total income tax expense	—	—	—	—

The Group had no current or deferred income tax expenses or benefits for the years ended December 31, 2016, 2017 and 2018.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.       Income Taxes (Continued)

The reconciliations of the income tax expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Loss before income tax expense	(291,977)	(525,115)	(10,217,125)	(1,486,020)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate	(72,994)	(131,279)	(2,554,281)	(371,505)
International tax rate differential	3,208	27,074	1,779,100	258,759
Preferential tax rate	—	—	197,828	28,773
Non-deductible expenses	7,120	6,890	36,726	5,342
Non-taxable income	(6,055)	(11,962)	(20,973)	(3,050)
Loss not recognized	—	22,747	—	—
Deferred tax items tax rate differential	—	—	(34,236)	(4,979)
Additional deduction of research and development expenses	—	—	(22,672)	(3,298)
Change in valuation allowance	68,721	86,530	618,508	89,958

Income tax expenses	—	—	—	—

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$

Deferred tax assets
Bad debt provision	179	431	63
Impairment of a long-term investment	2,500	2,500	364
Donations	—	3,000	436
Accrued expenses and other liabilities	18,766	10,345	1,505
Advertising expenses	89,529	421,883	61,360
Tax losses	52,486	343,809	50,005
Less: valuation allowance	(163,460)	(781,968)	(113,733)

Deferred tax assets, net	—	—	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.         Income Taxes (Continued)

The Group operates through several subsidiaries, the VIE and the subsidiaries of the VIE. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2017 and 2018, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2018, the Group had taxable losses of RMB1,551,301 (US$225,627 ) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2020 to 2024 if not utilized.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and the subsidiaries of the VIE located in the PRC. As of December 31, 2018, the total amount of undistributed earnings from these entities was nil and no withholding tax has been accrued.

Unrecognized Tax Benefit

As of December 31, 2017 and 2018, the Group had unrecognized tax benefit of RMB105,579 and RMB10,957 (US$1,594), respectively, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefit was mainly related to income of the Group not timely reported. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2018, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Balance at January 1	—	—	(105,579)	(15,356)
Increase	—	(105,579)	(10,957)	(1,594)
Decrease	—	—	105,579	15,356

Balance at December 31	—	(105,579)	(10,957)	(1,594)

For the years ended December 31, 2016, 2017 and 2018, no interest expense was accrued in relation to the unrecognized tax benefit. Accumulated interest expenses recorded in unrecognized tax benefit were nil and nil as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, the tax years ended December 31, 2013 through period ended as of the reporting dates for the WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.         Related Party Transactions

(a)     Related parties

Names of related parties	Relationship with the Group
Toshare Group Holding Limited	Company controlled by the Founder
Suzhou Lebei Network Technology Co., Ltd	Company controlled by one of the directors of the Company*
Jiaxing Suda Electronic Commerce Co., Ltd	Company controlled by the Founder
Hangzhou Tuguan Technology Co., Ltd	Company controlled by the Founder
Hangzhou LeGu Investment Consulting Co., Ltd	Company controlled by the Founder
Tencent and its affiliates (“Tencent Group”)	A shareholder of the Company

*                      Suzhou Lebei Network Technology Co., Ltd was no longer a related party of the Company beginning June 2018.

(b)              Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2016, 2017 and 2018, respectively:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Services received from:
Hangzhou Tuguan Technology Co., Ltd	102,995	—	—	—
Tencent Group	54,286	516,014	1,266,362	184,185
Jiaxing Suda Electronic Commerce Co., Ltd	14,035	—	—	—
Toshare Group Holding Limited	7,824	—	—	—
Suzhou Lebei Network Technology Co., Ltd	4,127	2,444	—	—

Merchandise sold through:
Suzhou Lebei Internet Technology Co., Ltd	137,399	—	—	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.         Related Party Transactions (Continued)

(c)               The Group had the following related party balances as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Accounts due from related parties:
Current:
Tencent Group*	442,669	1,018,963	148,202
Suzhou Lebei Network Technology Co., Ltd	221	—	—

Loan to a related party:
Non-current:
Hangzhou LeGu Investment Consulting Co., Ltd	162,363	—	—

Accounts due to related parties:
Current:
Toshare Group Holding Limited	19,009	19,966	2,904
Suzhou Lebei Network Technology Co., Ltd	1,016	—	—
Tencent Group	56,032	458,147	66,635

*  The balance represents receivables due from the online payment platform operated by Tencent Group.

All balances with the related parties as of December 31, 2018 were unsecured, interest-free and had no fixed terms of repayments.

The loan to a related party is denominated in RMB and bares an interest rate of 4.75% per annum. The amount outstanding as of December 31, 2017 was RMB 162,363.  The borrower repaid the loan in April 2018.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.         Other Non-Current Asset

As of December 31, 2018, the Company made advances in total of approximately US$26,615 (RMB182,991 equivalent) to set up funds as a limited partner with related parties to make future investments.

15.         Convertible Preferred Shares

The following table summarizes the issuances of convertible preferred shares (collectively, “Convertible Preferred Shares”):

Name	Issuance Date	Original Issuance Price per Share*	Number of Shares*

Series A1 Convertible Preferred Shares	June 2015	$0.0093	71,849,380
Series A2 Convertible Preferred Shares	June 2015	$0.0336	238,419,800
Series B1 Convertible Preferred Shares	November 2015	$0.1576	211,588,720
Series B2 Convertible Preferred Shares	January 2016	$0.1576	27,781,280
Series B3 Convertible Preferred Shares	March 2016	$0.1576	145,978,540
Series B4 Convertible Preferred Shares	June 2016	$0.1710	292,414,780
Series C1 Convertible Preferred Shares	February 2017	$0.3545	56,430,180
Series C2 Convertible Preferred Shares	February 2017	$0.3985	238,260,780
Series C3 Convertible Preferred Shares	June 2017	$0.4139	241,604,260
Series D Convertible Preferred Shares	March 2018**	$2.4832	551,174,340

*                     In connection with the issuance of Series D convertible preferred shares, the Company effected a change of authorized share capital (Note 17), the Company’s then issued and outstanding Convertible Preferred Shares were split on a 1-to-20 basis.  The number of shares and per-share price in the consolidated financial statements were recasted on a retroactive basis to reflect the effect of these changes.

**              Series D Convertible Preferred Shares were issued and converted in 2018. Therefore, the balance was nil as of December 31, 2017 and 2018.

The significant terms of the Convertible Preferred Shares are summarized as follows:

Conversion

Convertible Preferred Shares can be converted into Class A Ordinary Shares at the option of the holder at any time by dividing the applicable original purchase price by the applicable conversion price which is initially equal to the original purchase price and as such, the initial conversion ratio for each Convertible Preferred Share into each Ordinary Share shall be one-for-one.

Convertible Preferred Shares shall automatically be converted into Class A Ordinary Shares at the then-effective conversion rate applicable to the relevant series of Convertible Preferred Shares upon the closing of an underwritten public offering of the Ordinary Shares of the Company in the United States.

The conversion price is subject to additional adjustments if the Company makes certain dilutive issuances of shares.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.   Convertible Preferred Shares (Continued)

Dividends

The holders of outstanding shares of the Company shall be entitled to receive dividends, out of any assets legally available therefor, payable in US$ and annually when, as and if declared by the Board. Such distributions shall not be cumulative. Holders of the Convertible Preferred Shares shall also be entitled to receive any non-cash dividends declared by the Board on an as-converted basis. The dividends or distributions shall be distributed among all holders of Ordinary Shares and Convertible Preferred Shares in proportion to the number of Ordinary Shares that would be held by each such holder if all Convertible Preferred Shares had been converted to Ordinary Shares as of the record date fixed for determining those entitled to receive such distribution.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Group shall be made as stated below:

For the holders of the each series of Convertible Preferred Shares, (i) 100% of its issue price, plus (ii) an amount accruing there on at a compound annual rate of 8% of the 100% issue price beginning on its closing date, plus (iii) all declared but unpaid dividends thereon (Collectively, the ‘‘Preference Amount’’).

If the Company has insufficient assets to permit payment of the Series D Preferred Share Preference Amount in full to all holders of the then issued and outstanding Series D Preferred Shares, then the assets of the Company shall be distributed ratably to the holders of the then issued and outstanding Series D Preferred Shares in proportion to the full Series D Preferred Share Preference Amount that each such holder of the then issued and outstanding Series D Preferred Shares would otherwise be entitled to receive hereunder.

After the full Series D Preferred Share Preference Amount has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall then be distributed to holders of Series C-3 Preferred Shares and Series C-2 Preferred Shares according to the sum of the Series C-3 Preferred Share Preference Amount and Series C-2 Preferred Share Preference Amount. If the Company has insufficient assets to permit payment of the Series C3 Preference Amount and the Series C2 Preference Amount in full to all holders of the then issued and outstanding holders of Series C3 Convertible Preferred Shares and Series C2 Convertible Preferred Shares, then the assets of the Company shall be distributed ratably to the holders of the then issued and outstanding Series C3 Convertible Preferred Shares and Series C2 in proportion to the full Series C3 Preference Amount and Series C2 Preference Amount that each such holder of the then issued and outstanding Series C3 Convertible Preferred Shares and Series C2 Convertible Preferred Shares would otherwise be entitled to receive hereunder.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.   Convertible Preferred Shares (Continued)

Liquidation preference (Continued)

After the full Series C3 Preference Amount and the full Series C2 Preference Amount has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall then be distributed to holders of Series C1 Convertible Preferred Shares and Series B Convertible Preferred Shares (including Series B1 to B4 Convertible Preferred Shares) according to the sum of the Series C1 Preference Amount and Series B Preference Amount. If the Company has insufficient assets to permit payment of the Series C1 Preference Amount and Series B Preference Amount in full to all holders of the then issued and outstanding holders of Series C1 Convertible Preferred Shares and Series B Convertible Preferred Shares, then the assets of the Company shall be distributed ratably to the holders of the then issued and outstanding Series C1 Convertible Preferred Shares and Series B Convertible Preferred Shares in proportion to the full Series C1 Convertible Preferred Share Preference Amount and Series B Convertible Preferred Share Preference Amount that each such holder of the then issued and outstanding Series C1 Convertible Preferred Shares and Series B Convertible Preferred Shares would otherwise be entitled to receive hereunder.

After the full Series C1 Preference Amount and the full Series B Preference Amount has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall then be distributed to holders of Series A Convertible Preferred Shares (including Series A-1 and A2 Convertible Preferred Shares) according to the Series A Preference Amount. If the Company has insufficient assets to permit payment of the Series A Preference Amount in full to all holders of the then issued and outstanding holders of Series A Convertible Preferred Shares, then the assets of the Company shall be distributed ratably to the holders of the then issued and outstanding Series A Convertible Preferred Shares in proportion to the full Series A Preference Amount that each such holder of the then issued and outstanding Series A Convertible Preferred Shares would otherwise be entitled to receive hereunder.

After the full Preference Amount on all outstanding Convertible Preferred Shares have been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Convertible Preferred Shares (calculated on an as-converted and fully-diluted basis), together with the holders of the Ordinary Shares.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.         Convertible Preferred Shares (Continued)

Deemed liquidation

Any sale of shares, merger, consolidation or other similar transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving or resulting entity, or a sale of all or substantially all the Company’s assets (the ‘‘Liquidation Event’’, for avoidance of doubt, each transaction under the acquisitions also referred herein as a Liquidation Event), shall be deemed a liquidation, dissolution or winding up of the Company, such that the liquidation preference shall apply as if all consideration received by the Company and its shareholders in connection with such event were being distributed in a liquidation of the Company (‘‘Deemed Liquidation’’).

The Convertible Preferred Shares are not redeemable except in the event of Deemed Liquidation, which permits the holders to receive the Preference Amount as defined above.

Voting

Each Convertible Preferred Share shall carry a number of votes equal to the number of Class A Ordinary Shares then issuable upon its conversion into Class A Ordinary Shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

Accounting for Convertible Preferred Shares

In February 2016, all shareholders of the Company approved the declaration and payment of a special cash dividend in the amount of RMB18,326 to a shareholder of the Series B2 Convertible Preferred Shares. The dividend was recorded in accumulated deficits.

In connection with the issuances of Series B1 Convertible Preferred Shares and Series B4 Convertible Preferred Shares, liquidation preferences of certain Convertible Preferred Shares were modified and deemed distribution of RMB12,104, nil and nil were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Concurrently with the issuance of Series C1 Convertible Preferred Shares in February 2017, the Company repurchased from a company controlled by the Founder and cancelled 56,430,180 of Class B Ordinary Shares for cash consideration of RMB137,580. The difference between the then fair value of the Class B Ordinary Shares of RMB32,677 and par value was recorded in accumulated deficits. The excess of consideration over the then fair value of the Ordinary Shares of RMB103,125 was accounted for as compensation expense within general and administrative expenses (Note 11). The excess of the issuance price paid by the investor over the then fair value of the Series C1 Convertible Preferred Shares of RMB26,413 was accounted for as a contribution from shareholder.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.         Convertible Preferred Shares (Continued)

Accounting for Convertible Preferred Shares (Continued)

In March 2018, the Company issued 551,174,340 Series D convertible preferred shares to existing shareholders and their affiliates including Tencent Group for a cash consideration of US$918,670 and an intangible asset at fair value (Note 7).

In connection with the issuances of Series D convertible preferred shares, the liquidation preferences of Convertible Preferred Shares were amended. The amendment to the liquidation preference of the Convertible Preferred Shares was accounted for as modification as the fair value of Convertible Preferred Share immediately after the amendment was not significantly different from its fair value immediately before the amendment. The Company accounted for the modification that resulted in an increase to the fair value of the modified Convertible Preferred Shares of RMB 80,496 (US$11,708) as deemed dividends during the year ended December 31, 2018.

The Series A convertible preferred shares, the Series B convertible preferred shares, the Series C convertible preferred shares and the Series D convertible preferred shares (collectively the “Convertible Preferred Shares”) were classified as mezzanine equity as they were contingently redeemable upon the occurrence of a Deemed Liquidation event. The initial carrying amounts of the Convertible Preferred Shares were the fair value at the time of closing, less issuance costs. The Company did not accrete the Convertible Preferred Shares to liquidation value as a Deemed Liquidation event was not considered probable as of the end of each period presented. The Company determined conversion options embedded in the Convertible Preferred Shares did not require bifurcation because the underlying Class A Ordinary Shares were not publicly traded nor readily convertible into cash. There were no other embedded derivatives that required bifurcation. The Company also determined that there were no beneficial conversion features to be recorded.

Upon completion of the IPO, all Convertible Preferred Shares were converted to 1,971,811,320 Class A Ordinary Shares and 103,690,740 Class B Ordinary Shares.

Convertible Preferred Shares warrant liability

In connection with the issuance Series B4 Convertible Preferred Shares in June 2016, the Company granted a warrant (the ‘‘Warrant’’) to one of the investors of Series B4 Convertible Preferred Shares that gave the holder an option to participate in the Company’s next round of equity financing. The purchase price to be paid by the Warrant holder shall be reduced by US$300 for every investment amount of US$1,000, with the aggregate discount value not to exceed US$2,400. In January 2017, the holder exercised the Warrant by subscribing to a number of Series C2 Convertible Preferred Shares which resulted in the discount of US$1,307. The Warrant was accounted for as a liability recognized at its fair value with changes in fair value recognized in non-operating income (loss).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.         Fair Value Measurements

The following tables set forth the financial instruments measured at fair value on a non-recurring basis by level within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2016
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
	RMB	RMB	RMB
Recurring
Warrant liability	—	—	9,064

As of December 31, 2017 and 2018, the Group did not have any assets or liabilities that were measured at fair value on a recurring basis.

	Fair Value Measurements as of December 31, 2017
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Losses
	RMB	RMB	RMB	RMB
Non-recurring
Long-term investment included in other non-current assets	—	—	5,000	10,000

During the years ended December 31, 2016 and 2018 no impairment charge was recorded.

The following table presents the changes in our Level 3 instrument measured at fair value on a recurring basis:

Warrant liability
RMB
Balance as of January 1, 2016	—
Change in fair value	8,668
Foreign exchange effect	396
Balance as of December 31,2016	9,064
Transfer to mezzanine equity	(8,982)
Foreign exchange effect	(82)
Fair value at December 31 , 2017	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.         Share Capital

Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the same rights except for voting rights. In respect of matters requiring a shareholder’s vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes.

In connection with the issuance of Series D convertible preferred shares as disclosed in Note 15, the Company effected a change of authorized share capital by repurchasing all of the then issued and outstanding ordinary shares at par value and reissued 42,486,360 Class A Ordinary Shares and 1,716,283,460 Class B Ordinary Shares to its existing holders of ordinary shares. The number of shares and per-share price in the consolidated financial statements were recasted on a retroactive basis to reflect the effect of these changes.

18.         Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Numerator:
Net loss	(291,977)	(525,115)	(10,217,125)	(1,486,020)
Deemed distribution to certain holders of Convertible Preferred Shares	(30,430)	—	(80,496)	(11,708)
Contribution from certain holder of Convertible Preferred Shares	—	26,413	—	—
Net loss attributable to ordinary shareholders	(322,407)	(498,702)	(10,297,621)	(1,497,728)

Denominator: (in thousands of shares)
Weighted-average number of Ordinary Shares outstanding — basic and diluted	1,815,200	1,764,799	2,968,320	2,968,320

Loss per share — basic and diluted	(0.18)	(0.28)	(3.47)	(0.50)

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.       Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary, the VIE and subsidiary of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiary of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiary of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2016, 2017 and 2018, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2018, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiary of the VIE were RMB1,262,472 (US$183,619).

20.         Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB11,791, RMB30,795 and RMB133,699 (US$19,446) for the years ended December 31, 2016, 2017 and 2018, respectively.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.         Commitments and Contingencies

(a)           Operating lease commitments

The Company leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2018:

	RMB	US$
2019	100,708	14,647
2020	82,306	11,971
2021	74,687	10,863
2022	53,053	7,716
2023 and thereafter	4,664	678

Total	315,418	45,875

(b)           Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. As of December 31, 2018, there is a complaint filed against the Company alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on the Group’s platform, as well as several shareholder class action lawsuits filed against the Company in connection with its initial public offering. As these cases remain in their preliminary stages, the Group cannot reliably estimate the likelihood of an unfavorable outcome or any estimate of the amounts or range of any potential loss. Otherwise, there are no legal proceedings and litigations that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial positions, results of operations or cash flows. The Company did not accrue any loss contingencies as of December 31, 2018 as the Group did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

(c)            Income Taxes

As disclosed in Note 12, the Group had unrecognized tax benefits. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

22.         Subsequent Events

In February 2019, the Company completed a follow-on public offering and issued an aggregate 48,435,000 ADSs, representing 193,740,000 Class A Ordinary Shares for total proceeds net of issuance costs of US$1,180,080 (RMB8,113,640).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.         Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	663,645	5,541,746	806,014
Short-term investments	—	6,260,689	910,579
Prepayments and other current assets	5,579	18,789	2,733
Total current assets	669,224	11,821,224	1,719,326

Non-current assets
Intangible asset	—	2,579,338	375,149
Investments in subsidiary, the VIE and subsidiary of the VIE	549,134	4,440,777	645,882
Total non-current assets	549,134	7,020,115	1,021,031
Total assets	1,218,358	18,841,339	2,740,357

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current liabilities
Accrued expenses and other liabilities	13,395	18,745	2,726
Total current liabilities	13,395	18,745	2,726
Total liabilities	13,395	18,745	2,726

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.         Condensed Financial Information of the Company (continued)

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Mezzanine equity
Series A1 Convertible Preferred Shares (US$0.000005 par value; 71,849,380 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	4,224	—	—
Series A2 Convertible Preferred Shares (US$0.000005 par value; 238,419,800 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	48,815	—	—
Series B1 Convertible Preferred Shares (US$0.000005 par value; 211,588,720 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	219,448	—	—
Series B2 Convertible Preferred Shares (US$0.000005 par value; 27,781,280 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	29,451	—	—
Series B3 Convertible Preferred Shares (US$0.000005 par value; 145,978,540 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	153,009	—	—
Series B4 Convertible Preferred Shares (US$0.000005 par value; 292,414,780 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	327,786	—	—
Series C1 convertible preferred shares, net of subscription receivable of RMB13,758 and nil as of December 31, 2017 and 2018, respectively (US$0.000005 par value; 56,430,180 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	96,052	—	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.         Condensed Financial Information of the Company (continued)

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY (CONTINUED)
Mezzanine equity (continued)
Series C2 Convertible Preferred Shares (US$0.000005 par value; 238,260,780 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	638,863	—	—
Series C3 Convertible Preferred Shares (US$0.000005 par value; 241,604,260 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	679,273	—	—
Total mezzanine equity	2,196,921	—	—

Shareholders’ (deficits)/equity
Class A Ordinary Shares (US$0.000005 par value; 6,208,214,480 shares authorized, 42,486,360 issued and outstanding as of December 31, 2017; 77,300,000,000 shares authorized, 2,381,240,988 issued and outstanding as of December 31, 2018, respectively)	1	78	11
Class B Ordinary Shares (US$0.000005 par value; 1,716,283,460 authorized, issued and outstanding as of December 31, 2017; 2,200,000,000 authorized, 2,074,447,700 issued and outstanding as of December 31, 2018, respectively)	53	64	9
Additional paid-in capital	61,326	29,114,527	4,234,532
Accumulated other comprehensive (loss)/income	(23,101)	1,035,783	150,648
Accumulated deficits	(1,030,237)	(11,327,858)	(1,647,569)
Total shareholders’ (deficits)/equity	(991,958)	18,822,594	2,737,631

Total liabilities, mezzanine equity, and shareholders’ (deficits)/equity	1,218,358	18,841,339	2,740,357

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.         Condensed Financial Information of the Company (continued)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Costs of revenues
Costs of online marketplace services	—	—	(491,069)	(71,423)
Total costs of revenues	—	—	(491,069)	(71,423)

Sales and marketing expenses	—	—	(4,106)	(597)
General and administrative expenses	(138)	(165)	(4,101)	(596)
Total operating expenses	(138)	(165)	(8,207)	(1,193)
Operating loss	(138)	(165)	(499,276)	(72,616)

Interest income	41	8,264	207,597	30,194
Foreign exchange gain/(loss)	—	—	113	16
Share of losses from subsidiary, the VIE and subsidiary of the VIE	(283,212)	(533,214)	(9,925,559)	(1,443,614)
Changes in the fair value of warrant liability	(8,668)	—	—	—
Loss before income tax	(291,977)	(525,115)	(10,217,125)	(1,486,020)
Income tax expenses	—	—
Net loss	(291,977)	(525,115)	(10,217,125)	(1,486,020)

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation difference, net of tax of nil	20,001	(47,681)	1,058,884	154,008

Comprehensive loss	(271,976)	(572,796)	(9,158,241)	(1,332,012)

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.         Condensed Financial Information of the Company (continued)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Net cash generated from operating activities	(96)	2,753	110,724	16,104

Cash flows from investing activities:
Cash given to purchase of short term investment	—	—	(6,146,370)	(893,952)
Cash given to subsidiary, the VIE and subsidiary of the VIE	(338,016)	(1,058,908)	(6,749,831)	(981,722)
Net cash used in investing activities	(338,016)	(1,058,908)	(12,896,201)	(1,875,674)

Cash flows from financing activities:
Deemed distribution	(18,326)	—	—	—
Proceeds from initial public offering	—	—	11,879,944	1,727,866
Initial public offering costs	—	—	(356,313)	(51,823)
Proceeds from issuance of Convertible Preferred Shares	511,911	1,446,906	5,824,568	847,148
Issuance costs	(7,047)	(15,369)	(3,842)	(559)
Repurchase of Class B Ordinary Shares	—	(32,677)	—	—
Net cash generated from financing activities	486,538	1,398,860	17,344,357	2,522,632

Exchange rate effect on cash, cash equivalents and restricted cash	21,568	(47,820)	319,221	46,429
Net increase in cash, cash equivalents and restricted cash	169,994	294,885	4,878,101	709,491
Cash, cash equivalents and restricted cash at beginning of year	198,766	368,760	663,645	96,523
Cash, cash equivalents and restricted cash at end of year	368,760	663,645	5,541,746	806,014

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.         Condensed Financial Information of the Company (continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiary, the VIE and subsidiary of the VIE.

The parent company records its investment in its subsidiary, the VIE and its subsidiary under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries, the VIE and a subsidiary of the VIE’’ or ‘‘Loss in excess of investments in subsidiary, the VIE and subsidiary of the VIE’’ and their respective profit or loss as ‘‘Share of profit in subsidiaries, the VIE and a subsidiary of the VIE’’ on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary, the VIE and subsidiary of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary, the VIE and subsidiary of the VIE or is otherwise committed to provide further financial support. If the subsidiary, the VIE subsidiary of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.