Form 20-F
period 2019-12-31
Pinduoduo Inc.
filed 2020-04-24
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Jianchong Zhu

Tel: +86-21-52661300

Email: investor@pinduoduo.com

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Ticker Symbol	Name of each exchange on which registered
American Depositary Shares (one American depositary share representing four Class A ordinary shares, par value US$0.000005 per share)	PDD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000005 per share*		The Nasdaq Stock Market LLC (The Nasdaq) (The Nasdaq Global Select Market)
*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,575,580,988 Class A ordinary shares, par value US$0.000005 per share and 2,074,447,700 Class B ordinary shares, par value US$0.000005 per share, were outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes   ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

◻ Yes   ◻ No

† The term “new or revised financial accounting standard: refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes   ◻ No

i

LETTER TO SHAREHOLDERS

What time?

In February, the world learned a new word, “COVID-19”, which upended our lives. As I write this, half of the world remains confined at home, waiting for the tiny virus that causes COVID-19 to leave us. During the early days of the outbreak, as we waited in solidarity, we eagerly hoped to return to normal. But as the world has been put on hold week after week, we start to forget time.

We cannot help but ask ourselves, what is the time we are in now and what is time?

We are in a time of crisis – of division, misinformation, and chaos. The virus has caused countless conflicts and contrasts as we watch the news around us and worldwide. It is an unprecedented time to most of us. Yet if we put it in the context of the human history, it might just be a normal incident, a drop in the ocean.

This virus is a messenger by Mother Nature. Out of self-protection and preservation, our bodies desperately fought it using all the strength and energy available. Soon enough, the war against this seemingly unstoppable virus extended from our own bodies to the broader organisms that make up our society (if we see every institution as a living organism made up of people and relationships with a mission and purpose). Companies, governments, countries, big and small, are all scrambling in their own ways to combat this life-threatening virus. In these attempts, we possibly have unintentionally introduced more damage to ourselves.

These all started with an almost invisible virus, a tiny messenger carrying some information (RNA) and a negligible amount of energy that, independent of a host, cannot even replicate. It is in stark contrast with nuclear threat, the power we feared for decades. Which is more capable of greater and more prolonged damage to our human society then - a mushroom cloud representing massive destructive energy, or a “messenger” with virtually no energy?

We cannot help but wonder if this is a lesson purposefully delivered, a punishment, a redemption, or simple irony? No matter what it is, it is surreal to me.

Time for new

When Einstein wrote down his famous E = MC2, he elegantly (in some sense also arrogantly) depicted a physical world in his mind. However, what he did not explain in his theory of relativity is the relationship between the human mind and the physical world, nor the relationship between energy and information.

Today, in this bizarre time, millions of people are staying at home, physically cut off from their families and friends. Yet we are connected and unified in spirit through shared sentiment, which in turn affects the physical world. The boundaries between the virtual and physical worlds are unprecedentedly blurred, and we are beginning to see (not just envision) a new world. In this new world, the phrase “virtual reality” is obsolete. Reality has become virtual and virtual has become part of reality. Similarly, the distinction between humanity’s physical needs and spiritual needs is also becoming vague.

When this tiny virus was dropped into our world, it acted just like a catalyst in a test tube, accelerating the formation of a whole new world. Inevitably, some dimensions of the previous world are being restructured, some rules are being rewritten. The impact of this sweeping force will fundamentally and permanently change the world we are in now. Just like what I explained in the previous shareholder letters about PDD’s formation, new models are bound to emerge and grow in a whole new setup. We are indeed seeing the phasing out of some as new ones emerge. It is the time of reestablishment.

Feel the time

1.Time with an arrow/direction

Human beings have long used reason to try to understand and control the world. In many cases, we succeeded, for example, science. In science, we strive to detach ourselves from the physical world we are in, to watch it as if we are a higher being “objectively” observing, understanding, and defining the world into a finite number of equations. In this framework, time is a reversible parameter in the equation -t = (-)t. It is merely a parameter in an equation to describe a predetermined trajectory of an object.

However, when an almost invisible virus awoken us to the reality that we are not above the world, but just a negligible part of the world to be observed, the only thing we can do is to sit still and let time carry its course. We then realize time is not really a parameter in an equation, but an irreversible vector. It is a silent and relentless directional force driving everything we see and feel. It effortlessly creates asymmetry, irreversibility and mortality, no matter how stubbornly and desperately we yearn for symmetry and immortality.

While the first law of thermodynamics (∆U = Q-W) gives us a sense of control and certainty, the second law (∆S ≥ 0) humbles us to acknowledge the unknown beyond just force and mass we used to define our physical world. Entropy (S) also relates to information. I am not sure if entropy relates to the spiritual world, but it does help us feel and comprehend time. Again, it is not a reversible parameter, but a silent and irreversible driving force beyond and behind both the physical and the spiritual world.

2.Time, crowd and uncertainty

When Newton revealed F = M(dV/dT), it gave us a delusive sense of control, or at least it allowed our wishful thinking that we can finally harness force. We no longer have to worry, because every object has a calculable trajectory determined by its position, mass, velocity and force. We assume each object’s current state fully encompasses and explains its past and that each object is independent. With that, large number of interactions among large number of objects over time would increase complexity and appear chaotic and uncertain, hence probabilistic. It seems that time has created this chaos and uncertainty. And probability is just a statistical aggregation of the trajectories of a large number of objects.

However, when we are isolated at home, waiting with anxiety and unsettling emotions, we start to doubt whether the notion of each object being independent is really a valid assumption in our attempt to understand and explain the world. In our yearning for certainty, we have conveniently chosen to accept some assumptions, such as independence among each object, that can help us explain the world. Our desire for certainty is so strong that we start believing it is truth.

But what if probability is a fundamental feature of each object, rather than a result of statistical aggregation? What if the large number of objects is intrinsically intertwined and interrelated? Just like our human society, no matter how independent each individual is, we are intrinsically connected both physically and spiritually. And these connections define who we are and our existence.

Because of these connections, the divide-and-conquer approach is no longer effective to reduce uncertainty. Instead, we see the large number of interactions among individuals over time becoming a force that brings order and certainty to the society. Again, we feel the force and magic of time.

Seize the time

When COVID-19 swept the earth, every organism was confronted with the brutal reality of Mother Nature. Some of us who are relatively young cannot help but to feel grateful and lucky. This is not to say that we see an opportunity to take advantage of during the crisis. In fact, I despise the saying “don’t waste a crisis”. A crisis is a crisis. Nobody can come out as a winner in the midst of a catastrophe. Any wishful thinking to capture the “opportunities” (or exploiting loopholes) to benefit oneself seems foolish in the face of time. It is akin to a presumptuous gambler trying to outsmart time at a casino.

Instead, we feel the urge to work even harder. Because we, more than ever, understand and appreciate how precious youth is. More than ever, we realize that we now have our duty to fulfil. We need to demonstrate that our generation is innovative and different, that in this new world, new species and new creatures are bound to emerge and grow. Mother Nature will flourish and progress, regardless of any individual’s will. Understanding these rules of nature does not make us feel superior, nor does it give us the power to rule and order. On the contrary, it humbles us to admit that we are just part of a natural evolution of the world. One poet captured it all: “As I silently look back, all the sorrows and joy, all the twists and turns, of life, vanished like sands in the desert. And now I know, all I have accomplished, is just a part of life.”

With this perspective and in this new world, we feel humble and calm. We are tremendously grateful for our precious youth, and we feel the weight of our duty. As a result, we will be more than ever committed to investing in the future, and to be part of the driving force to the new world we are seeing. The journey has only started.

This is our Carpe Diem. This is our C’est La Vie.

Colin Zheng Huang

On behalf of Pinduoduo

April 20, 2020

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

●    We think the e-commerce business is closely tied with social impacts and responsibilities, and therefore its growth and value should be shared with the public;

●    We believe in the tremendous potential of our platform; therefore, if we take a long-term view, there is no difference for our listing in three years, five years or longer. On the contrary, with public scrutiny and regulatory supervision, we may grow better and stronger; and

●    We envision Pinduoduo to be an organization that reports to the public. It should create value for the public, rather than being a show-off trophy for a few or carrying too much personal color. We want it to be an independent organization that brings value to the society with its unique organizational structure and corporate culture. Most importantly, it should continue to strive to better itself.

Now as the founder, I would like to give you more color on my observation and vision for Pinduoduo so as to give you a more concrete understanding of the company you are investing into.

What does Pinduoduo do?

●    Pinduoduo dedicates itself to creating a commingled “space” between cyberspace and physical space, where users can find the most value-for-money merchandise that meet their different needs and derive happiness;

●    Pinduoduo leverages a platform and an ecosystem comprised of hundreds of millions of users, merchants, platform management personnel/operators and platform infrastructure/service providers; while each player is interdependent with one another, all of them evolve and improve as they constantly try to balance cost-effectiveness, efficiency, user experience and satisfaction;

●    Pinduoduo’s survival depends on the value it creates for its users; I hope our team wakes up feeling anxious every day, never because of share price volatilities, but because of their constant fear of users departing if we are unable to anticipate and meet users’ changing needs; and

●    Pinduoduo is dedicated to investing in the future and will always focus on the long term. It might appear too aggressive or too conservative at times. However, it always follows the basic and simple principle—growing its long term intrinsic value.

Company Value

Pinduoduo’s core value is “本分” (Ben Fen). It is difficult to express it perfectly in English, but it essentially means to adhere firmly to one’s own duties and principles. There are several layers of meaning here:

●    Be honest and trustworthy;

●    Discharge our own duties and responsibilities regardless of others’ conduct;

●    Insulate our minds from outside pressures so that we can focus on the very simple basics of what we should be doing;

●    Never take advantage of others even when we are in a position to do so;

●    Self-reflect and take responsibilities when problems arise instead of blaming others.

Specifically for Pinduoduo, the management’s 本分 (Ben Fen) is to relentlessly focus on value creation for our consumers. We may not always be understood, but we always do things out of goodwill and do no evil.

Going forward

In the past three years, Pinduoduo has established and promoted a new e-commerce concept and experience of “team purchase” (or “拼”, “pin”). We can reasonably expect that it would evolve into a variety of “pin” formats. We also hope that other innovative formats for different user scenarios will be created just like how we have created “pin” today.

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

Colin Zheng Huang

On behalf of Pinduoduo

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active buyers” in a given period are to user accounts that placed one or more orders (i) on our Pinduoduo mobile app or (ii) through social networks or access points in that period, regardless of whether the products and services are actually sold, delivered or returned;
●	“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our Pinduoduo mobile platform in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;
●	“annual spending per active buyer” in a given year are to the quotient of total GMV in that year divided by the number of active buyers in the same year;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“GMV” are to the total value of all orders for products and services placed on our Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on our platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in our GMV. As a prudential matter aimed at eliminating any influence on our GMV of irregular transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day;
●	“monthly active users” are to the number of user accounts that visited our Pinduoduo mobile app during a given month, which does not include those that accessed our platform through social networks and access points;
●	“our platform” or “Pinduoduo mobile platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via Pinduoduo mobile app and through social networks and access points;
●	“Pinduoduo,” “we,” “us,” “our company” and “our” are to Pinduoduo Inc., its subsidiaries and its consolidated affiliated entities;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000005 per share;
●	“total orders” are to the total number of orders for products and services placed on our Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our growth strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in the e-commerce industry in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with buyers and merchants;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.          Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2016, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

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

As a result, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. We also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370.8 million, respectively were previously reported within net cash used in operating activities in the statements of cash flows. We adopted ASU No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right- of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheet as of December 31, 2019, while the consolidated balance sheet data for the years ended December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC Topic 840 (“ASC 840”), Accounting for Leases.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share (or ADS) data)
Selected Consolidated Statement of Comprehensive Loss Data:
Revenues
Online marketplace services	48,276	1,740,691	13,119,990	30,141,886	4,329,611
Merchandise sales	456,588	3,385	—	—	—
Total revenues	504,864	1,744,076	13,119,990	30,141,886	4,329,611
Costs of revenues(1)
Costs of online marketplace services	(93,551)	(719,778)	(2,905,249)	(6,338,778)	(910,508)
Costs of merchandise sales	(484,319)	(3,052)	—	—	—
Total costs of revenues	(577,870)	(722,830)	(2,905,249)	(6,338,778)	(910,508)
Gross (loss)/profit	(73,006)	1,021,246	10,214,741	23,803,108	3,419,103
Operating expenses
Sales and marketing expenses(1)	(168,990)	(1,344,582)	(13,441,813)	(27,174,249)	(3,903,337)
General and administrative expenses(1)	(14,793)	(133,207)	(6,456,612)	(1,296,712)	(186,261)
Research and development expenses(1)	(29,421)	(129,181)	(1,116,057)	(3,870,358)	(555,942)
Impairment of a long-term investment	—	(10,000)	—	—	—
Total operating expenses	(213,204)	(1,616,970)	(21,014,482)	(32,341,319)	(4,645,540)
Operating loss	(286,210)	(595,724)	(10,799,741)	(8,538,211)	(1,226,437)
Other income/(expenses)
Interest and investment gain, net	4,460	80,783	584,940	1,541,825	221,469
Interest expense		—	—	(145,858)	(20,951)
Foreign exchange gain/(loss)	475	(11,547)	10,037	63,179	9,075
Change in the fair value of warrant liability	(8,668)	—	—	—	—
Other (loss)/income, net	(2,034)	1,373	(12,361)	82,786	11,891
Loss before income tax and share of results of equity investees	(291,977)	(525,115)	(10,217,125)	(6,996,279)	(1,004,953)
Share of results of equity investees	—	—	—	28,676	4,119
Income tax expenses	—	—	—	—	—
Net loss	(291,977)	(525,115)	(10,217,125)	(6,967,603)	(1,000,834)
Net loss attributable to ordinary shareholders	(322,407)	(498,702)	(10,297,621)	(6,967,603)	(1,000,834)
Loss per share
Basic	(0.18)	(0.28)	(3.47)	(1.51)	(0.22)
Diluted	(0.18)	(0.28)	(3.47)	(1.51)	(0.22)
Shares used in loss per share computation
Basic	1,815,200	1,764,799	2,968,320	4,627,278	4,627,278
Diluted	1,815,200	1,764,799	2,968,320	4,627,278	4,627,278
Loss per ADS (each ADS representing four Class A ordinary shares)
Basic	(0.72)	(1.12)	(13.88)	(6.04)	(0.88)
Diluted	(0.72)	(1.12)	(13.88)	(6.04)	(0.88)
Weighted average number of shares
Basic	1,815,200	1,764,799	2,968,320	4,627,278	4,627,278
Diluted	1,815,200	1,764,799	2,968,320	4,627,278	4,627,278
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Costs of revenues	276	796	3,488	23,835	3,424
Sales and marketing expenses	563	1,675	405,805	860,862	123,655
General and administrative expenses	1,477	108,141	6,296,186	786,641	112,994
Research and development expenses	1,748	5,893	136,094	886,368	127,319
Total	4,064	116,505	6,841,573	2,557,706	367,392

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,319,843	3,058,152	14,160,322	5,768,186	828,548
Restricted cash(1)	—	9,370,849	16,379,364	27,577,671	3,961,285
Receivables from online payment platforms	10,282	88,173	247,586	1,050,974	150,963
Short-term investments	290,000	50,000	7,630,689	35,288,827	5,068,923
Prepayments and other current assets	40,731	127,742	953,989	950,277	136,499
Non-current assets:
Other non-current assets	15,000	5,000	182,667	503,120	72,269
Property and equipment, net	2,248	9,279	29,075	41,273	5,928
Total assets	1,770,751	13,314,470	43,182,063	76,057,336	10,924,953
Current liabilities:
Payable to merchants	1,116,798	9,838,519	17,275,934	29,926,488	4,298,671
Merchant deposits	219,472	1,778,085	4,188,273	7,840,912	1,126,277
Total current liabilities	1,414,296	12,109,507	24,359,469	45,767,806	6,574,135
Total mezzanine equity	782,733	2,196,921	—	—	—
Total shareholders’ (deficits)/equity	(426,278)	(991,958)	18,822,594	24,646,866	3,540,300
(1)	Restricted cash represents cash received from buyers and reserved in a bank supervised account for payments to merchants

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	879,777	9,686,328	7,767,927	14,820,976	2,128,900
Net cash (used in)/generated from investing activities	(307,301)	71,651	(7,548,509)	(28,319,678)	(4,067,867)
Net cash generated from financing activities	486,538	1,398,860	17,344,357	15,854,731	2,277,390
Exchange rate effect on cash, cash equivalents and restricted cash	20,397	(47,681)	546,910	450,142	64,659
Net increase in cash, cash equivalents and restricted cash	1,079,411	11,109,158	18,110,685	2,806,171	403,082
Cash, cash equivalents at and restricted cash at beginning of the year	240,432	1,319,843	12,429,001	30,539,686	4,386,751
Cash, cash equivalents and restricted cash at end of the year	1,319,843	12,429,001	30,539,686	33,345,857	4,789,833

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

We commenced our commercial operations in 2015, and have a limited operating history. The number of our active buyers have grown exponentially to reach approximately 585.2 million in the twelve-month period ended December 31, 2019. Our revenues grew from RMB13,120.0 million in the twelve months ended December 31, 2018 to RMB30,141.9 million (US$4,329.6 million) in the same period in 2019. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, our online marketing services, from which we have generated almost all of our revenues since 2017, are a relatively new initiative and may not grow as quickly as we have anticipated. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating buyer demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new buyers or retain existing buyers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

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

We believe that the recognition and reputation of our Pinduoduo or “拼多多” brand among our buyers, merchants and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a superior shopping experience to buyers;
●	maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;
●	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;
●	maintain or improve buyers’ satisfaction with our after-sale services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on consumer experience or merchant service, internet and data security, product quality, price or authenticity, or other issues affecting us or other e-commerce businesses in China.

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platform or that we or merchants on our platform do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. In particular, we have been and may continue to be subject to negative publicity based on claims and allegations related to intellectual property. For example, in April 2019, the Office of the U.S. Trade Representative, or USTR, identified our platform as a "notorious market." The USTR may continue to identify our platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our buyer base, and our business and growth prospects may be materially and adversely affected.

Our merchants use a variety of third-party logistics service providers and e-waybill systems. Service interruptions, failures, or constraints of these logistics service providers or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.

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

Most merchants use e-waybill systems to arrange and track shipment. While we launched our e-waybill system during the first quarter of 2019, the merchants on our platform are allowed to choose different e-waybill systems. Any disruptions or malfunctions of e-waybill systems used by our merchants could prevent the timely or proper delivery of products to consumers, which would damage our reputation, harm our business, diminish the value of our brand name.

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

Our success depends on our ability to attract and retain new buyers and expand our buyer base. Acquiring and retaining buyers on our platform is important to the growth and profitability of our business. We leverage social networks as a tool for buyer acquisition and engagement. Although buyers can access our platform and make team purchases directly through our Pinduoduo mobile app, we leverage social networks, such as Weixin and QQ, to enable buyers to share product information and their purchase experiences with their friends, family and other social contacts to generate effective and organic traffic and active interactions among buyers. A portion of our buyer traffic comes from such user recommendation or product introduction feature which buyers can share with friends or contacts through social networks. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platform and through social networks. Therefore, during our daily operations, we focus more on the GMV on our platform as a whole and the seamless user experience across different access points, and believe that the final purchase destination cannot be used to reflect the significance of social networks and our Pinduoduo mobile app to our business operations.

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

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and buyers may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

We have incurred net losses in the past, and we may continue to incur losses in the future.

We have incurred net losses since our inception. We incurred net loss of RMB6,967.6 million (US$1,000.8 million) in the twelve months ended December 31, 2019, compared to net loss of RMB10,217.1 million in the twelve months ended December 31, 2018. We cannot assure you that we will be able to generate net profits in the future. In addition, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to achieve profitability.

Our ability to achieve profitability depends on our ability to, among other things, increase our number of active buyers, grow and diversify our merchant base, and optimize our cost structure. We may not be able to achieve any of the above. In particular, our sales and marketing expenses increased substantially from RMB13,441.8 million in the twelve months ended December 31,2018 to RMB27,174.2 million (US$3,903.3 million) in the twelve months ended December 31, 2019, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. If we continue to incur substantial sales and marketing expenses without being able to achieve the anticipated buyer and merchant growth, our operating results may be materially and adversely affected. As a result, we may fail to improve our operating margin, and may continue to incur net losses in the future. In addition, our ability to use our net losses to offset future taxable income may be subject to certain limitations, including limitations resulting from reorganization of our corporate structure and change of our primary operating entities. As such, we may not be able to fully utilize our net losses or at all, even if we were to achieve profitability.

We rely on certain key operating metrics to evaluate the performance of our business, and perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GMV, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We and our merchants are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us and our merchants, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. Reduction in product offering and delay in delivery caused by the impairment of manufacturing and delivery capacity may damage our reputation and cause us to lose buyers, and adversely affect our results of operations. While the events related to the outbreak of and response to the COVID-19 are expected to be temporary, our business could be adversely impacted by the effects of the COVID-19 or other epidemics. Measures taken to contain outbreaks of epidemics could reduce our business operation capacity and negatively affect our operating results. In addition, our results of operations could be adversely affected to the extent that any of these epidemics or other catastrophic events harms the Chinese economy in general.

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

To effectively execute our business strategies and manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth or implement our strategies effectively, or at all, our business and prospects may be materially and adversely affected. For example, we have developed an open, asset-light logistics technology platform. As the first pillar to such logistics technology platform, we launched our e-waybill system during the first quarter of 2019. Building on top of our e-waybill system, our aim is to build a platform that would provide technology solutions to our sizable and growing merchant base, and fundamentally improve their efficiencies and services to users as we deepen our relationships with them through C2M, cross-border e-commerce, and other initiatives. As a result of the development of this platform, we may incur additional costs and expenses, devote more management’s attention to its operations and compliance and allocate additional resources in dealing with potential disputes relating to its operations and intellectual property rights.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under our current marketplace model, all products offered on our platform are supplied by merchants, who are separately responsible for sourcing and coordinating delivery of the products that are sold on our platform. In 2019, we had 5.1 million active merchants on our platform, offering a broad range of product categories. We have been and may continue to be subject to allegations and lawsuits claiming that products listed or sold through our platform by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including but not limited to, proactively verifying the authenticity and authorization of products sold on our platform through working with brands and conducting offline investigations, blocking prior to product launch or immediately taking down any counterfeit or illegal products or misleading information found on our platform, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, these measures may not always be successful or timely. For example, in January 2018, we were required by the relevant government authorities to strengthen supervision on the qualifications of the distributors of publications on our platform and to respond effectively to claims of copyright infringement. We have taken a number of measures in accordance with such requirements including the implementation of a comprehensive system in reviewing and tracking the qualification status of the relevant merchants. In August 2018, we met with the officials from the relevant governmental authorities to discuss the alleged sale of counterfeit and infringing products on our platform upon their request. Shortly after the meetings, we adopted a number of remediation measures including more rigorous policies of closure of stores and removal of listings with infringing products from our platform. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. In addition, these measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account is suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platform or infringing or misleading content is posted on our user interface, we could face claims or be imposed penalties. Counterfeit products sold on our platform may damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platform. For example, in July 2018, a complaint was filed against us in U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. In August 2019, the court granted our motion to dismiss the plaintiff's complaint and dismissed all claims against us on the ground that the court lacked personal jurisdiction. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us in the United States, we might be required to pay substantial damages or be enjoined from permitting further sale of the relevant products or activities by certain merchants. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability.

Moreover, the alleged sales of counterfeit products and third-party claims or administrative penalties related to them could result in significant negative publicity and our reputation could be severely damaged. For example, in April 2019, the Office of the U.S. Trade Representative, or USTR, identified our platform as a "notorious market." The USTR may continue to identify our platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

Some of our merchants interact and exchange information with our users through our livestreaming feature. As such communication is conducted in real time, we are unable to verify the information exchanged. Therefore, it is possible that users may engage in conversations or activities with illegal, obscene or infringing content that may be deemed unlawful under PRC laws and regulations on our platform. In addition, certain merchants may post and sell on our platform products that may not be sold via e-commerce platform under relevant PRC regulation, such as prescription drugs and foreign currencies. Failure to identify and remove such products and content from our platform may subject us to liability and administrative penalties. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. There were occasions where we found out that our employees had accepted payments from merchants attempting to receive preferential treatment on our platform, and we reported such behavior to the relevant government authorities. Although we implement a zero-tolerance policy towards these activities and have not been charged with any wrongdoing, there can be no assurance that our controls and policies will completely prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Negative publicity and user sentiment resulting from similar incidents could severely diminish consumer confidence in us and the value of our brand, and would materially and adversely affect our business, financial condition and results of operations.

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

The E-Commerce Law also requires e-commerce platform operators to take necessary actions if merchants on the platform fail to display prominently on their respective platform web page the information contained in their business licenses or administrative permits relating to their operating businesses. According to the E-Commerce Law, all e-commerce operators, including individuals and entities carrying out their business online and e-commerce platform operators and merchants on these platforms, should register with the relevant local branches of SAIC. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. In addition, e-commerce platform operators should provide identity information of merchants on their platform to local branches of SAIC and procure the merchants who fail to make such registrations to comply with the relevant registration requirements. We set clear requirements for all merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants who do not conduct or fail to conduct such registrations and we may fail to attract potential merchants who might not be willing to cooperate with us in full compliance with the E-Commerce Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-Commerce.” Such new laws, regulations and rules may result in additional compliance obligations and increased costs or place restrictions upon our current or future operations, and may materially and adversely affect our business, financial condition and results of operations.

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

If services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, including the availability of our mini-program within Weixin and the entry point to our mini-program in Weixin Pay, our business may be materially and adversely affected. We may also encounter difficulties in implementing the Strategic Cooperation Framework Agreement, which may divert significant management attention from existing business operations. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Currently, all of our sales of products are generated online through our Pinduoduo mobile platform. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain buyers. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our buyers could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give buyers access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent buyers from accessing our mobile platform and placing orders, and frequent interruptions could frustrate buyers and discourage them from attempting to place orders, which could cause us to lose buyers and harm our operating results. In addition, we have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected.

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

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in negative experience to buyers using our platform, disruptions to the operations of our merchants, delay in introductions of new features or enhancements, unintended disclosure of confidential information of buyers, merchants and our platform or compromise in our ability to provide effective customer service and enjoyable user engagement or exploitation of loopholes by dishonest buyers or merchants. They could cause damage to our reputation, loss of buyers or merchants, or direct economic loss to us.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The law imposes heightened regulation and additional security and privacy protection obligations on operators of critical information infrastructure. The PRC National Security Law covers various types of national security, including technology security and information security. All the relevant laws and regulations may result in additional expenses to us and any non-compliance and misuse of or failure to secure personal information could have a negative impact on our financial results and may subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators , including the MIIT and the Cyberspace Administration of China, or the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction. We expect that data security and data protection compliance will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

In addition, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations.

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

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

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

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by buyers and merchants;
●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
●	breach of buyers’ personal information and concerns over the use and security of information collected from buyers;
●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

The commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our pattern of receiving settlement services from third-party online payment service providers is not in violation of the PBOC Notice because the relevant commercial bank opens an internal special account to receive payment from the buyers and we will submit to the bank materials verifying the truthfulness of the relevant transactions and the bank will also verify other information if it deems necessary before it distributes the payment to merchants and us. However, we cannot assure you that the PBOC or other governmental authorities will hold the same view with ours. If required by the PBOC or new legislation, our cooperative payment service providers will have to suspend their services or explore new models to offer their services to us, we may not be able to claim our ownership and exclusive control of the payments from the buyers in the bank accounts opened with the relevant commercial banks, and we may incur additional expenses or invest considerable resources in complying with the requirements. If the PBOC or other governmental authorities deem our cooperation with payment service providers to be violative of law, we may also have to suspend or terminate our cooperation with these payment service providers or explore new models for using their services, and our income derived from the accrued interests in the relevant bank accounts may be confiscated, and we may be subject to a fine of one to five times of such income.

We cannot assure you that we will be successful in entering and maintaining amicable relationships with these commercial banks and online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. Moreover, we cannot guarantee that the terms we negotiated with these payment service providers, including the payment processing fee rates, will remain as favorable. If the terms with these payment service providers become less favorable to us, such as the increase of payment processing fee rate, we may have to raise the transaction services fees for certain of our merchants, which may cause us to lose merchants, or absorb the additional costs by ourselves, both of which may materially and adversely affect our business, financial condition and results of operations. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

We do not control Shanghai Fufeitong and the majority of its equity interests is indirectly controlled by our executive officers. If any conflict arises between us and Shanghai Fufeitong and cannot be resolved in our favor, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In April 2020, Shanghai Xunmeng, a subsidiary of our VIE, entered into a business cooperation agreement with Shanghai Fufeitong Information Service Co., Ltd., or Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As Shanghai Fufeitong is a company which Messrs. Lei Chen and Zhenwei Zheng, our executive officers, indirectly hold 50.01% of the equity interests in, the transaction constitutes our related party transaction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong” for more details of the transactions.

As Shanghai Fufeitong, which we do not have control over, also provides payment services to other parties from time to time, we cannot assure you that Shanghai Fufeitong’s transactions with other parties or its pursuit of opportunities and development would not conflict with our interests. There can be no assurance that Messrs. Lei Chen and Zhenwei Zheng, in light of their control over Shanghai Fufeitong, would act in favor of our interests if any conflict arises between us and Shanghai Fufeitong. If the conflict cannot be resolved in our favor, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, due to our cooperation with Shanghai Fufeitong, any event that negatively affects Shanghai Fufeitong may also negatively affect the perception of our customers, merchants, regulators and other third parties on us and may further adversely and materially affect our reputation, business, results of operations and prospects.

Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and related business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license and approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and may apply for certain additional licenses with the government authorities in the future to maintain compliance especially when we take on new business activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Licenses, Permits and Filings.”

As of the date of this annual report, we have not been subject to penalties or other disciplinary action from the relevant governmental authorities regarding conducting our business without proper approvals, licenses and permits. However, we cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. As the online retail industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. If the PRC government considers us operating without proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

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

Furthermore, our brand name and our business may be harmed by aggressive marketing and communication strategies by third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or the merchants on our platform, may be posted on internet forums, blogs or websites by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them and we are often afforded little or no time to respond. As a result, our reputation may be materially and adversely affected and our ability to attract and retain customers and maintain our market share and profitability may suffer.

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

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. In 2019, 89.0% of our revenues were derived from online marketing services. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the merchants who purchase online marketing and related services or the relevant listings by these merchants. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

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

The e-commerce industry in China is still developing, and the PRC government may require e-commerce platform operators, such as our company, to assist in the collection of taxes with respect to income generated by merchants from transactions conducted on our platforms. Merchants operating businesses on our platform may be deficient in their tax registration. PRC tax authorities may enforce registration requirements that target these merchants on our platforms and may request our assistance in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on our platforms could suffer or they could decide to terminate their relationship with us, which could in turn negatively affect us. According to the E-Commerce Law, the e-commerce platform operators shall submit the identity information and the information related to tax payment of the merchants on the platform to the tax authorities. We may also be requested by tax authorities to assist in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the merchants, and withholding against our merchants. If that occurs, we may lose existing merchants and potential merchants might not be willing to operate their business on our platforms. We may be subject to liabilities if we fail to cooperate with the relevant PRC tax authorities to assist in the enforcement as requested. Stricter tax enforcement by the PRC tax authorities may also reduce the activities by merchants on our platforms. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

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

We adopted a global share incentive plan in 2015 (the "2015 Plan") and a share incentive plan in 2018 ( the "2018 Plan")for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under each of the share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment, and the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400 Class A ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of December 31, 2019, options to purchase 581,972,860 Class A ordinary shares had been granted and outstanding under the 2015 Plan, and options to purchase 116,348,240 Class A ordinary shares and restricted share units representing 41,375,068 Class A ordinary shares had been granted and outstanding under the 2018 Plan, each excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, we granted 254,473,500 Class A ordinary shares in the second quarter of 2018 to a company controlled by our founder to reward him for his contributions to us. We recognize substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act . In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2019. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See "Item 15. Controls and Procedures.  If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In September 2019, we issued US$1 billion in aggregate principal amount of convertible senior notes due 2024, which included the exercise in full by the initial purchasers of their option to purchase up to an additional US$125 million in aggregate principal amount of the notes. The notes do not bear regular interest, and will mature on October 1, 2024. We may not have sufficient funds to fulfill our payment obligations under the notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. For example, in 2018, the United States announced three finalized tariffs that applied exclusively to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased from 10% to 25% the rate of certain tariffs previously levied on Chinese products. Trade tension between China and the United States may intensify, and the United States may adopt even more drastic measures in the future. Although cross-border business may not be an area of our focus, if we plan to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated such changes could have an adverse effect on our business, financial condition, results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

In addition, recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies have raised concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies in areas such as data security, information technology or other business activities. For instance, in May 2019, the U.S. government announced an order effectively barring American firms from selling components and software to a Chinese company and its affiliates. This restriction, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems or devices that may be important to our technology infrastructure, service offerings and business operations.

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

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 had a negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment is facing numerous challenges. There was considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Between August and December 2018, several putative shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of the outstanding lawsuit, if it proceeds. We may continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, all or part of the defense costs, or any liabilities that may arise from these matters may not be covered by any insurance. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We are a Cayman Islands company and our PRC subsidiaries, namely our WFOEs, are considered foreign-invested enterprises. Accordingly, our WFOEs are not eligible to provide value-added telecommunications services. As a result, we currently conduct our e-commerce business activities through Shanghai Xunmeng, a subsidiary of our VIE, which holds a VATS License for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services. Shanghai Xunmeng is wholly owned by our VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). We entered into a series of contractual arrangements with Hangzhou Aimi and its shareholders, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results and its subsidiary into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, (i) the ownership structures of our VIE in China and Hangzhou Weimi are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Weimi, our VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating license of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from Hangzhou Weimi or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or
●	restricting or prohibiting our use of the proceeds of offshore financing to finance our business and operations in China.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. The Foreign Investment Law stipulates three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Regulations on the Foreign Investment Law does not stipulate whether contractual arrangements should be deemed as a form of foreign investment. Before clarification or confirmation by future laws, administrative regulations or provisions promulgated by the State Council on nature of contractual arrangements, there is no assurance that contractual arrangement would not be considered as foreign investment under the Foreign Investment Law. In addition, the Foreign Investment Law stipulates that activities constituting “foreign investment” includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to regulation on such contractual arrangements and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

The rights and functions of the Pinduoduo Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of the company, and the interests of the Pinduoduo Partnership may conflict with your interests.

Under our currently effective articles of association, the Pinduoduo Partnership, upon and for so long as certain conditions are satisfied, will be entitled to nominate two executive directors (if there are no more than 5 directors on the board of directors) or three executive directors (if there are more than 5 but no more than 9 directors on the board of directors) and nominate the chief executive officer candidate of our company. Such executive director candidate duly nominated by the Pinduoduo Partnership shall be approved and appointed by our board of directors and serve as an executive director of our company until expiry of his or her terms (if any), removal by the Pinduoduo Partnership, the shareholders by an ordinary resolution or vacation of office if such executive director, among other things, resigns his office by notice in writing to the Company or dies or is found to be or becomes of unsound mind. The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with the then effective articles of association of the company, the Pinduoduo Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidates nominated by the Pinduoduo Partnership consecutively, the board of directors may then nominate and appoint any person to serve as the chief executive officer of the Company in accordance with the then effective articles of association of the company. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Pinduoduo Partnership.” This governance structure and contractual arrangements will limit your ability to influence corporate matters, including the matters determined at the board level.

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

Our VIE contributed 100%, 77.3% and 58.5% of our consolidated total revenues in 2017, 2018 and 2019, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

Messrs. Lei Chen and Qin Sun are beneficiary owners of our company and hold 86.6% and 13.4% equity interests in our VIE, respectively. The shareholders of our VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure.” These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We also rely on these shareholders to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed shareholders’ voting rights proxy agreement to appoint Hangzhou Weimi or a person designated by Hangzhou Weimi to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of our VIE has executed a spousal consent letter, under which the spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual agreements shall be equally effective and binding on the heirs and successors of the parties thereto, or that our VIE shall not assign or delegate its rights and obligations under the contractual agreements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.9% in 2017, which slowed to 6.7% in 2018, and further slowed to 6.1% in 2019. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and is likely to adversely affected by outbreak of COVID-19 in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

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

Shanghai Xunmeng, a subsidiary of our VIE, was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2020. In April 2018, Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., a subsidiary of ours located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and has been applying such preferential tax rate since then. The preferential tax rate is available from 2014 to 2020 and is awarded to companies located in Qianhai District that operate in certain encouraged industries. Government subsidies and preferential tax treatments are subject to discretions of the relevant governmental authorities and our eligibility for them are therefore out of our control. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offerings, follow-on offering or convertible senior notes offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of December 31, 2019, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

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

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has ranged from US$16.53 to US$53.67 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our brand, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than Mr. Zheng Huang or any entity which is not ultimately controlled by Mr. Zheng Huang, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

As of the date of this annual report, our founder, chairman of the board of directors and chief executive officer, Mr. Zheng Huang, beneficially owns all of our issued Class B ordinary shares. As of March 31, 2020, these Class B ordinary shares constituted approximately 44.6% of our total issued and outstanding share capital and 88.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class share structure of our ordinary shares may adversely affect the trading market for our ADSs.

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

Conversion of the convertible senior notes offered may dilute the ownership interest of existing shareholders.

The conversion of some or all of our convertible senior notes will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

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

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to holders of the Class B ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreements, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreements governing the ADSs representing our ordinary shares provide that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreements and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreements, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, based on past court decisions, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreements. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreements and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision under the deposit agreements before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreements or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreements with a jury trial. No condition, stipulation or provision of the deposit agreements or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreements, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the relevant deposit agreement. Under the deposit agreements, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreements provide that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the underlying Class A ordinary shares represented by the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in future rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreements, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the relevant deposit agreement, or for any other reason.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We rely on home country practice exemption with respect to the requirement for annual shareholders meetings and did not hold an annual shareholders meeting in 2019. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the current and projected value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC in the current taxable year or for the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

On July 26, 2018, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “PDD.” We raised approximately US$1.7 billion in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us. In February 2019, we completed a follow-on public offering, and raised approximately US$1.2 billion in net proceeds after deducting underwriting discounts and offering expenses payable by us. In September 2019, we completed an offering of US$1.0 billion in aggregate principal amount of convertible senior notes due 2024, which included the exercise in full by the initial purchasers of their option to purchase up to an additional US$125 million in aggregate principal amount of the notes. In April 2020, we raised US$1.1 billion in net proceeds from the private placement of our Class A ordinary shares to certain long-term investors.

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

B.        Business Overview

We are an innovative and fast-growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. Our Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement. As a result of our innovative business model, we have been able to quickly expand our buyer base and establish our brand recognition and market position. We are one of the leading Chinese e-commerce players in terms of GMV and the number of total orders, and the second largest platform in terms of buyer base. Our GMV in 2017, 2018 and 2019 was RMB141.2 billion, RMB471.6 billion and RMB1,006.6 billion (US$144.6 billion), respectively. In 2017, 2018 and 2019, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion, 11.1 billion and 19.7 billion, respectively.

We pioneered an innovative “team purchase” model on our platform. Buyers can access our platform and make team purchases by either visiting our platform directly or through popular social networks, such as Weixin and QQ. They are encouraged to share product information on such social networks, and invite their friends, family and social contacts to form a shopping team to enjoy the more attractive prices available under the “team purchase” option. As a result, buyers on our platform actively introduce us and the products available on our platform to their friends, family and social contacts, some of whom may be new to our platform. New buyers in turn further refer our platform to their broader family and social networks, generating low-cost, effective and organic traffic and frequent interactions and leading to the exponential growth of our buyer base. In 2017, 2018 and 2019, the number of active buyers on our platform reached 244.8 million, 418.5 million and 585.2 million, respectively.

Our large and highly active buyer base has helped attract merchants to our platform, and the scale of our sales volume has encouraged merchants to offer even more competitive prices and customized products and services to buyers, thus forming a virtuous cycle. In 2019, we had 5.1 million active merchants on our platform, offering a broad range of product categories.

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

We have experienced substantial growth since our inception in 2015. We currently generate revenues primarily from online marketplace services. Our revenues grew from RMB1,744.1 million in 2017 to RMB13,120.0 million in 2018, and further to RMB30,141.9 million (US$4,329.6 million) in 2019. We incurred net loss of RMB525.1 million, RMB10,217.1 million and RMB6,967.6 million (US$1,000.8 million) in 2017, 2018 and 2019, respectively.

Our “New E-Commerce” Platform

We are an innovative and fast-growing “new e-commerce” platform. We are one of the leading Chinese e-commerce players in terms of GMV and the number of total orders , and the second largest platform in terms of buyer base. We conduct our business primarily through our Pinduoduo mobile platform. Buyers come to our platform to browse, explore and purchase attractive value-for-money merchandise from third-party merchants. The scale of our sales volume and our ability to enable them to achieve massive sales volume have attracted merchants to our platform, and encouraged them to offer more competitive prices and customized products and services to buyers. Since our inception, the number of our active buyers and active merchants grew exponentially, and reached approximately 585.2 million and 5.1 million, respectively, in 2019. In 2017, 2018 and 2019, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion, 11.1 billion and 19.7 billion, respectively.

Our platform offers “individual purchase” and “team purchase” options. A buyer who opts for the individual purchase option places the order or transacts with a merchant on an individual basis to get speedier order confirmation whereas team purchase buyers combine their purchase orders for a particular merchandise with other buyers to enjoy a lower price. Merchants on our platform typically require at least two buyers to team up in order to take advantage of the “team purchase” option. Substantially all of the transactions in 2017, 2018 and 2019 were team purchases.

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

Upon an individual purchase order or once a team purchase order is formed on our platform and confirmed to the applicable merchant, the merchant will handle the fulfillment, select the most suitable third-party logistics service provider and arrange for the delivery of products to the buyers. In order to provide our merchants a more efficient integration with third-party logistics service providers, and to provide our buyers greater visibility on the delivery statuses of their purchase orders, we launched our proprietary e-waybill system in the first quarter of 2019. Our e-waybill system is a paperless, digital platform that automates the bulk printing of shipment labels, track and record orders fulfillment history and shipment status, and generate real-time shipment tracking and alerts for our buyers. Most of China’s major third-party logistics service providers have integrated their backend systems with our e-waybill system in 2019. Most of our merchants now use our e-waybill system to initiate shipment orders with the third-party logistics service providers they select.

Our Team Purchase Model

We pioneered an innovative “team purchase” model on our platform. For each product on our platform, a buyer can choose between buying the product individually or initiating or joining a team purchase. If the buyer chooses to initiate or join a team purchase, he or she may enjoy a lower price if enough buyers (usually two) join the team.

A buyer can initiate a team purchase and share product information on social networks, such as Weixin and QQ, to invite his or her social contacts to form a shopping team. The buyer’s social contacts can in turn refer our platform to their social contacts easily and thus enable us to reach even more potential buyers. After initiating a team purchase, a buyer may also wait for other buyers on our platform to join the team purchase. Alternatively, a buyer can choose to join an active team purchase listed on our platform, which is initiated by other buyers who may or may not be his or her social contacts. After a team purchase is initiated, it will have 24 hours to meet the minimum team size mandated by the merchant. As soon as the minimum number of buyers is reached, the team purchase will be confirmed. If the minimum team size is not reached within 24 hours, the team purchase order may be cancelled with all payments made by the buyers refunded.

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

Our Fun Elements

We provide our buyers with a fun and interactive shopping experience. We embed in our mobile app a variety of fun elements such as games, livestreaming and promotions, to encourage user interactions, sharing, and platform engagement. The following are examples of the fun and engaging elements in our app.

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

Duo Duo Live. In November 2019, we launched Duo Duo Live, our livestreaming services to empower merchants on our platform to share the stories of their brands, demonstrate and promote their products and engage directly with our substantial user base. Our livestreaming services focus on interactions and experiences, not solely on sales volume. Duo Duo Live helps our merchants to build trust and gain recognition with users and encourages our users to communicate and interact with merchants. We are also using Duo Duo Live to bring our users closer to certain offline experiences that they might not otherwise be able to appreciate in their everyday. For example, we hosted museum tours on Duo Duo Live to show case the history and behind-the-scene stories of the museums worldwide, while our users browsed through relevant products, making the experience more interactive and fun.

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

Our Merchandise Selection

We provide a comprehensive suite of product categories on our platform, including apparel, shoes, bags, mother and childcare products, food and beverage, fresh produce, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Our GMV in 2017, 2018 and 2019 was RMB141.2 billion, RMB471.6 billion and RMB1,006.6 billion (US$144.6 billion), respectively. In 2019, our platform had 5.1 million active merchants.

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

At the same time, we implement strict policies and control measures aimed at ensuring the accuracy of product descriptions on our platform. Our merchant onboarding system is integrated with an identity verification system. After a merchant undergoes our registration process and is admitted to our platform but before it is allowed to place any merchandise on our platform or launch a sales event, it must make a deposit to guarantee its compliance with our platform’s policies and rules, and the amount of such deposit varies depending on merchant type and merchandise category. Before the product information is posted on our platform, we leverage our artificial intelligence-based screening system to identify potential issues and submit questionable merchandise for further review and verification. After product information has been posted, our system continues to monitor and conduct semantic analysis on buyer reviews, the results of which are used as inputs for evaluation of the associated merchant’s compliance with our policies. If a merchant is found to have violated our policies, we compensate the buyers on behalf of the merchant in accordance with the service agreement with the merchant on our platform. In addition to responding to buyer complaints, our dedicated merchandise control team also conducts randomized test purchases to verify whether product descriptions match the products delivered. A merchant’s record of compliance, together with other factors such as its sales volume and buyer feedback and reviews, is taken into account when our platform compiles such merchant’s ranking, which may affect the level of exposure it receives on our platform and in turn may affect its sales volume. We also continue to invest in technical capabilities relating to keyword identification, filtering images, text and video recognition and the development of a blacklisting mechanism. For example, we have developed a search algorithm that displays legitimate brand names and products even when users key in an infringing brand. In addition, we are in the process of establishing a fast-track IP channel in cooperation with government authorities to help merchants apply for their own trademarks and build their own brands. We also reward merchants who sell high-quality products and provide superb services with preferential transaction services fee rates, as part of our continued efforts to improve user experience, thereby creating a virtuous cycle that attracts high-quality merchants and weeds out counterfeit and infringing goods.

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

With this initiative, we help to battle poverty in rural China. Going forward, we plan to continue to increase our efforts in this area and provide more platform-wide support to the development of China’s agricultural market. In April 2019, we entered into a strategic collaboration framework agreement with People’s Government of Yunnan Province. We committed to improve the online direct sales of agricultural products from Yunnan and to work closely with local governments and producers to reorganize and enhance the agricultural industry value chain from production to processing, and from distribution to sales. In the future, we may enter into similar collaboration with other regions of China.

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

Technology

Our smooth operations and rapid growth are supported by our proprietary technology. Our leading technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on our platform each day, have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2019, we had a technology team with more than 3,600 engineers. Many of our engineers have post-graduate degrees and had prior working experience in Google, Microsoft and leading internet companies in China. Key components of our technology include:

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

We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted strict data protection policy to ensure the security of our proprietary data. We collect anonymized, non-confidential user behavior and pattern data based on their interactions with our platform through our social network partners, which have been pre-processed to exclude user identity or other sensitive information. We encrypt confidential personal information we gather from our own platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in data analytics efforts.

Marketing

We have been able to build a large base of loyal buyers primarily through word-of-mouth referrals via social networks. To enhance our brand awareness, we also conduct online and offline marketing and brand promotion activities, including sponsoring high-profile shows and events and running commercials on national television networks. For example, we advertised our platform through sponsoring China Central Television’s live broadcasting of the 2018 FIFA World Cup and the 2019 Spring Festival Gala. In addition, we host various offline marketing activities to merchants to promote our brand image and the value of our online marketplace services. Furthermore, we offer coupons from time to time to stimulate buyer engagement on our platform. In the second quarter of 2019, we launched our “10 Billion RMB Subsidies” campaign, which provided incremental subsidies to motivate our users to explore new product categories on our platform and purchase certain coveted items that they might have otherwise dismissed because of price or lack of familiarity with our platform. This campaign enhances our users trust and engagement on our platform, which we believe accrue to the long-term value of our company.

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

We compete primarily on the basis of:

●	our large and active buyer base;
●	the fun and interactive shopping experiences on our platform;
●	our ability to seamlessly connect e-commerce with social networks;
●	pricing of products sold on our platform;
●	our ability to attract and retain merchants;
●	product quality and selection;
●	brand recognition and reputation; and
●	the experience and expertise of our management team.

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

Intellectual property

As of December 31, 2019, we owned 28 computer software copyrights in China relating to various aspects of our operations and maintained approximately 524 trademark registrations inside China and 35 trademark registrations outside China. We also had 200 trademark applications inside China. Our registered domain names include www.pinduoduo.com, among others.

Corporate Social Responsibility

Corporate social responsibility has been central to how we do business, starting with operating with integrity in all we do and extending to serving the community at large in China.

Our chairman and chief executive officer, Mr. Zheng Huang, strongly believes in giving back to social causes and communities in need and is an adamant advocate for using science and technology to benefit our society. Mr. Huang is in the process of establishing a private charitable foundation. This foundation will focus on supporting our employees who have emergency needs and promoting corporate social responsibility efforts that are consistent with our values, beliefs and vision. Mr. Huang has set aside approximately 2.1% of our total outstanding shares at the time of our initial public offering to fund this foundation. We will establish a management committee consisting of our management team or members of Pinduoduo Partnership to supervise the allocation of the fund to worthy causes and initiatives and manage its daily operations.

Mr. Huang also plans to establish an additional private charitable foundation to support scientific and medical research and frontier technology. This foundation is to be funded by his ownership stake in our company with a size to be determined.

Social Impact of Our Initiatives

Apart from Mr. Huang’s personal efforts, we have also had a meaningful impact on the rural poverty in China. In 2019, our “Internet + Agriculture” cycle connects our 585.2 million users directly to growers in rural areas through our efficient supply-chain and logistic optimization. Notable successes include Meishan County in Sichuan Province, a landlocked area that grows high-quality tangerines. The rural village has over 1,000 tangerine growers and they saw a good harvest in the autumn of 2018 but they had no choice but to allow their fruits to rot in their orchards as they had little convenient access to the market. After listing their fresh produce on our platform, the tangerine growers received over 70,000 orders in 48 hours and they sold the products at a stable selling price that was many times above the price they could fetch locally. In 2019, 49 women living in a remote village in Xinjiang Uyghur Autonomous Region set up an agricultural co-op and launched a flagship store on our platform to sell local agricultural produce. The flagship store received over 110,000 orders of walnuts in three months, amounted to RMB3.5 million (US$0.5 million).

In addition, we leverage the feature on our Duo Duo Orchard to help farmers sell their produce and increase their income while creating more fun and interactive shopping experience for our users. We will continue to step up our efforts and provide more platform-wide support to farmers on our platform.

To help alleviate the hardship from the outbreak of COVID-19, we have donated more than 1 million facial masks, 200,000 gloves, and 30 tons of disinfectant. Furthermore, we set up a RMB100.0 million (US$14.4 million) fund with Zhejiang University to support research for prevention and control of viral infection and respiratory diseases. The fund will also support research in medical resource allocation in heavily infected areas.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are in principal governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. In June 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, effective in July 2017, which was replaced by the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or the Encouraging Catalogue, promulgated by the NDRC and the MOFCOM on June 30, 2019 and effective on July 30, 2019. On June 30, 2019, the NDRC and the MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (2019 Version), or the Negative List, effective on July 30, 2019, which replaced the Special Administrative Measures for Access of Foreign Investment effective in July 2018. Pursuant to the Encouraging Catalogue and the Negative List, foreign-invested projects are classified into three categories: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Formation of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed in industries in the prohibited category.

In addition to restrictions on shareholding ownership by foreign investors, the Negative List also sets out other requirements on corporate governance practice, such as the composition of board or senior management. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers) falls within the Negative List, and foreign investors are not allowed to hold more than 50% of the total shares in such business.

In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures. Pursuant to the latest FIE Record-filing Interim Measures, except where a special approval is required, the formation of, and subsequent change made to foreign-invested enterprises does not require pre-approval by the MOFCOM or its local counterpart and are only subject to record-filing procedures as long as such action does not involve special entry administration measures. In December 2019, the MOFCOM and the SAIC promulgated the Measures on Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which became effective on January 1, 2020 and replaced the FIE Record-filing Interim Measures. Pursuant to the Foreign Investment Information Measures, foreign investors and foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAIC for their foreign investment directly or indirectly in the PRC.

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. This new law is now the foundation for regulation on foreign investments in China. The Foreign Investment Law implements a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law stipulates three forms of foreign investments, but does not explicitly name contractual arrangements as a form of foreign investments. Notwithstanding the above, the Foreign Investment Law sets a very broad definition of “foreign investment” to catch any activities where foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to classify contractual arrangements as a form of foreign investments. In that case our contractual arrangements might be deemed to be in violation of the foreign investment restriction. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Licenses, Permits and Filings

The PRC government puts extensive regulation over the telecommunications industry, particularly the internet service sector. The State Council, MIIT, MOFCOM, SAIC, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits required due to regulatory changes of PRC governmental authorities or failure to comply with any requirements of PRC laws and regulations may materially and adversely affect our daily operations and hinder our growth.”

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

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, which confirm the two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of thelicense will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunication business operating licenses, or VATS Licenses. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority before any change to its shareholders or business scope could occur. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

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

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or leverage the network to engage in activities that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction.

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

Regulations Relating to Internet Advertising Business

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. It defines internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority and may be only published after passing the examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

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

On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, which, among other things, non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations.

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

C.        Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIE and its principal subsidiary, as of the date of this annual report:

Note:

(1)	Messrs. Lei Chen and Qin Sun are beneficiary owners of our company and hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company.

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

Agreements that provide us effective control over our VIE

Shareholders’ Voting Rights Proxy Agreement. Pursuant to the shareholders’ voting rights proxy agreement entered into on June 5, 2015, and amended and restated on September 23, 2019, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, each shareholder of Hangzhou Aimi irrevocably authorized Hangzhou Weimi or any person(s) designated by Hangzhou Weimi to exercise such shareholder’s rights in Hangzhou Aimi, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in Hangzhou Aimi, the power to propose to convene an extraordinary shareholders meeting, and other shareholders’ voting rights permitted by the Articles of Association of Hangzhou Aimi. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Hangzhou Aimi.

Equity Pledge Agreement. Pursuant to the equity pledge agreement entered into on June 5, 2015, and amended and restated on September 23, 2019, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi pledged all of their equity interests in Hangzhou Aimi to Hangzhou Weimi to guarantee their and Hangzhou Aimi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hangzhou Weimi in enforcing such obligations of Hangzhou Aimi or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Hangzhou Aimi, Hangzhou Weimi, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Aimi and priority in receiving the proceeds from such disposition. The shareholders of Hangzhou Aimi agree that, without Hangzhou Weimi’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letters. Pursuant to these letters, the spouses of Messrs. Lei Chen and Qin Sun unconditionally and irrevocably agreed that the equity interest in Hangzhou Aimi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement. Each of their spouses agreed not to assert any rights over the equity interest in Hangzhou Aimi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Hangzhou Aimi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

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

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement entered into on June 5, 2015, and amended and restated on September 23, 2019, by and among Hangzhou Weimi, Hangzhou Aimi and each of the shareholders of Hangzhou Aimi, each of the shareholders of Hangzhou Aimi irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Hangzhou Aimi, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Hangzhou Aimi has granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hangzhou Aimi’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. Each of the shareholders of Hangzhou Aimi undertakes that, without the prior written consent of Hangzhou Weimi or us, they may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. Unless terminated by Hangzhou Weimi at its sole discretion, the exclusive option agreement will remain effective until all equity interests in Hangzhou Aimi held by the shareholders of Hangzhou Aimi and all assets of Hangzhou Aimi are transferred or assigned to Hangzhou Weimi or its designated representatives.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

●	the ownership structures of Hangzhou Weimi and Hangzhou Aimi are not in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among Hangzhou Weimi and Hangzhou Aimi and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect.

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

D.        Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 51,952 square meters in Shanghai, China. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our ability to attract and retain buyers and increase buyer activities

User experience is our utmost priority. Attracting, engaging and retaining buyers have been our key focuses since our inception. We measure our effectiveness in attracting and retaining buyers through several key performance indicators, including our active buyers, GMV, annual spending per active buyer and average monthly active users. During the twelve months ended December 31, 2019, we have achieved 585.2 millions of active buyers, RMB1,006.6 billion (US$144.6 billion) of GMV, and RMB1,720.1 (US$247.1) of annual spending per active buyer. For the three months of October to December of 2019, the average monthly active users on our platform was 481.5 million.

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

Our ability to establish and maintain relationships with merchants

In addition to the scale and engagement of active buyers, our growth is also driven by the scale of merchants on our platform. In 2019, the number of active merchants on our platform reached 5.1 million. Merchants are attracted to our platform by our large buyer base and scale of sales volume as well as targeted online marketing and other services provided by us. The increase in the number of active merchants leads to more competitive prices and broader product categories offered on our platform, which in turn helps us attract more buyers, generating powerful network effects.

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

Our ability to provide innovative online marketplace services and broaden service offerings

We currently generate revenues primarily from online marketplace services that we provide to merchants. We believe that increasing the value and variety of our online marketplace services and the consequent return on investment to merchants from utilizing these services will increase demand for our services. We aim to enhance the value of our online marketplace services through such means as broadening our service offerings, increasing the size and engagement of our buyer base, improving recommendation features, developing innovative marketing services, and improving the measurement tools available to merchants. For example, we launched in November 2019 our livestreaming service Duo Duo Live to offer an interactive, live forum for our merchants to engage directly with our users, showcase their products, share their personal stories and build trust, all of which ultimately helps to generate sales and greater customer confidence.

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more buyers and merchants to our platform. Our costs of revenues currently consist primarily of payment processing fees, bandwidths and server costs, staff costs and other expenses directly attributable to the online marketplace services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB1,344.6 million in 2017 to RMB13,441.8 million in 2018, and further to RMB27,174.2 million (US$3,903.3 million) in 2019, while sales and marketing expenses as a percentage of our revenues increased from 77.1% in 2017 to 102.5% in 2018, and down to 90.2% in 2019.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. Consequently, the COVID-19 outbreak may adversely affect our business operations, financial condition and operating results for 2020, including but not limited to negative impact to our total revenues, and downward adjustments or impairment to the our non-current assets.

There remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time.

As of December 31, 2019, we had cash and cash equivalents of RMB5,768.2 million (US$828.5 million) and short-term investments of RMB35,288.8 million (US$5,068.9 million). Our short-term investments mainly include time deposits and wealth management products in financial institutions, which are highly liquid. Subsequently, in April 2020, we raised US$1.1 billion in net proceeds from the private placement of our Class A ordinary shares to certain long-term investors. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We used to generate revenues from both online marketplace services and merchandise sales prior to 2018, and only from online marketplace services from 2018 onwards. Revenues from online marketplace services further include revenues from online marketing services and transaction services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Online marketplace services:
Online marketing services	1,209,275	69.3	11,515,575	87.8	26,813,641	3,851,539	89.0
Transaction services	531,416	30.5	1,604,415	12.2	3,328,245	478,072	11.0
Merchandise sales	3,385	0.2	—	—	—	—	—
Total revenues	1,744,076	100.0	13,119,990	100.0	30,141,886	4,329,611	100.0

Online marketplace services

Under our current business model, we generate revenues only from online marketplace services. Our revenues from online marketplace services include revenues from online marketing services and transaction services.

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

Merchandise sales

From 2015 to the first quarter of 2017, we also operated an online direct sales business under the name of “Pinhaohuo” for certain categories of merchandise such as fresh produce and other perishable products. Under this model, we acquired products from suppliers and sold them directly to buyers. During the time when we operated Pinhaohuo, we also operated our current marketplace model and completed the transition into our current business model in the first quarter of 2017. As a result, we no longer generated such revenues after the first quarter of 2017.

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of revenues:
Costs of online marketplace services:
Payment processing fees	(541,320)	74.9	(639,290)	22.0	(341,879)	(49,107)	5.4
Costs associated with the operation of our platform	(178,458)	24.7	(2,265,959)	78.0	(5,996,899)	(861,401)	94.6
Costs of merchandise sales	(3,052)	0.4	—	0.0	—	—	0.0
Total costs of revenues	(722,830)	100.0	(2,905,249)	100.0	(6,338,778)	(910,508)	100.0

Costs of online marketplace services consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platform, such as bandwidths and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center and merchant support services, surcharges and other expenses directly attributable to the online marketplace services. Costs of merchandise sales consist of the same elements as those of online marketplace services, as well as the purchase price of merchandise, shipping and other logistics charges and write-down of inventories.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(1,344,582)	83.2	(13,441,813)	64.0	(27,174,249)	(3,903,337)	84.0
General and administrative expenses	(133,207)	8.2	(6,456,612)	30.7	(1,296,712)	(186,261)	4.0
Research and development expenses	(129,181)	8.0	(1,116,057)	5.3	(3,870,358)	(555,942)	12.0
Impairment of a long-term investment	(10,000)	0.6	—	—	—	—	—
Total operating expenses	(1,616,970)	100.0	(21,014,482)	100.0	(32,341,319)	(4,645,540)	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of online and offline advertising, promotion and coupon expenses, as well as payroll, employee benefits, share-based compensation expenses and other related expenses associated with sales and marketing. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we seek to increase our brand awareness, enhance user engagement and build scale.

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

Research and development expenses. Research and development expenses consist primarily of payroll, employee benefits, share-based compensation expenses, R&D-related cloud services and other related expenses associated with research and platform development. We expect our research and development expenses to increase as we expand our research and development team to enhance our artificial intelligence technology and big data analytics capabilities and develop new features and functionalities on our platform.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Walnut HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong and may be exempted for income tax on its foreign-derived income. There are no withholding taxes in Hong Kong for distribution of dividends by a company incorporated in Hong Kong.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Xunmeng, a subsidiary of our VIE, was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2020. In April 2018, Xinzhijiang, a subsidiary of ours located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and has been applying such preferential tax rate since then. The preferential tax rate is available from 2014 and 2020 and is awarded to companies located in Qianhai District that operate in certain encouraged industries.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

As disclosed in “Item 3. Key Information—A. Selected Financial Data”, due to the loss of the EGC status, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. We also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. We adopted ASU No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. ROU assets and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheet as of December 31, 2019, while the consolidated balance sheet data for the years ended December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC Topic 840, Accounting for Leases.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Online marketplace services	1,740,691	99.8	13,119,990	100.0	30,141,886	4,329,611	100.0
Merchandise sales	3,385	0.2	—	—	—	—	—
Total revenues	1,744,076	100.0	13,119,990	100.0	30,141,886	4,329,611	100.0
Costs of revenues(1)
Costs of online marketplace services	(719,778)	(41.2)	(2,905,249)	(22.1)	(6,338,778)	(910,508)	(21.0)
Costs of merchandise sales	(3,052)	(0.2)	—	—	—	—	—
Total costs of revenues	(722,830)	(41.4)	(2,905,249)	(22.1)	(6,338,778)	(910,508)	(21.0)
Gross profit	1,021,246	58.6	10,214,741	77.9	23,803,108	3,419,103	79.0
Operating expenses
Sales and marketing expenses(1)	(1,344,582)	(77.1)	(13,441,813)	(102.5)	(27,174,249)	(3,903,337)	(90.2)
General and administrative expenses(1)	(133,207)	(7.6)	(6,456,612)	(49.2)	(1,296,712)	(186,261)	(4.3)
Research and development expenses(1)	(129,181)	(7.4)	(1,116,057)	(8.5)	(3,870,358)	(555,942)	(12.8)
Impairment of a long-term investment	(10,000)	(0.6)	—	—	—	—	—
Total operating expenses	(1,616,970)	(92.7)	(21,014,482)	(160.2)	(32,341,319)	(4,645,540)	(107.3)
Operating loss	(595,724)	(34.1)	(10,799,741)	(82.3)	(8,538,211)	(1,226,437)	(28.3)
Other income/(expenses)
Interest and investment gain, net	80,783	4.6	584,940	4.5	1,541,825	221,469	5.1
Interest expense	—	—	—	—	(145,858)	(20,951)	(0.5)
Foreign exchange (loss)/gain	(11,547)	(0.7)	10,037	0.1	63,179	9,075	0.2
Other income/(loss), net	1,373	0.1	(12,361)	(0.1)	82,786	11,891	0.3
Loss before income tax and share of results of equity investees	(525,115)	(30.1)	(10,217,125)	(77.9)	(6,996,279)	(1,004,953)	(23.2)
Share of results of equity investees	—	—	—	—	28,676	4,119	0.1
Income tax expenses	—	—	—	—	—	—	—
Net loss	(525,115)	(30.1)	(10,217,125)	(77.9)	(6,967,603)	(1,000,834)	(23.1)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Costs of revenues	796	3,488	23,835	3,424
Sales and marketing expenses	1,675	405,805	860,862	123,655
General and administrative expenses	108,141	6,296,186	786,641	112,994
Research and development expenses	5,893	136,094	886,368	127,319
Total	116,505	6,841,573	2,557,706	367,392

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues, which only consist of revenues from online marketplace services from 2018 onward, increased by 129.7% from RMB13,120.0 million in 2018 to RMB30,141.9 million (US$4,329.6 million) in 2019, primarily attributable to strong growth of revenues from online marketing services. Revenues from online marketing services increased from RMB11,515.6 million in 2018 to RMB26,813.6 million (US$3,851.5 million) in 2019. This increase was primarily attributable to our stronger brand and market position as a result of our branding campaigns, more active merchants offering greater breadth of products and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB1,604.4 million in 2018 to RMB3,328.2 million (US$478.1 million) in 2019, primarily due to the increase in GMV.

Costs of revenues

Our costs of revenues, which only consist of costs of online marketplace services from 2018 onward, increased by 118.2% from RMB2,905.2 million in 2018 to RMB6,338.8 million (US$910.5 million) in 2019, primarily due to increases in bandwidths and server costs, staff costs and other expenses directly attributable to the online marketplace services, partially offset by rebates of payment processing fees. The increase in bandwidths and server costs from RMB578.9 million in 2018 to RMB1,496.9 million (US$215.0 million) in 2019 was due to the increase in server capacity to keep pace with the growth of our online marketplace services. The increase in staff costs from RMB116.4 million in 2018 to RMB286.2 million (US$41.1 million) in 2019 was primarily due to the increase of annual average headcount for employees dedicated to the operations of our platform. The increase in other expenses directly attributable to the online marketplace services was primarily due to the higher costs of call center and merchant support services from RMB991.6 million in 2018 to RMB3,093.8 million (US$444.4 million) in 2019. The decrease in payment processing fees from RMB639.3 million in 2018 to RMB341.9 million (US$49.1 million) in 2019 was primarily attributable to payment rebate received relating to processing fees.

Gross profit

As a result of the foregoing, our gross profit increased to RMB23,803.1 million (US$3,419.1 million) in 2019, from RMB10,214.7 million in 2018. The improvement was primarily attributable to the continued growth in revenues and increased economies of scale achieved through our current marketplace model.

Operating expenses

Our total operating expenses increased by 53.9% from RMB21,014.5 million in 2018 to RMB32,341.3 million (US$4,645.5 million) in 2019 due to the increases in sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB13,441.8 million in 2018 to RMB27,174.2 million (US$3,903.3 million) in 2019, primarily attributable to increases of RMB12,999.9 million (US$1,867.3 million) in advertising expenses and promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses were focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses decreased substantially from RMB6,456.6 million in 2018 to RMB1,296.7 million (US$186.3 million) in 2019. The decrease was primarily attributable to a one-time share-based compensation expense recorded in April, 2018.

Research and development expenses. Our research and development expenses increased substantially from RMB1,116.1 million in 2018 to RMB3,870.4 million (US$555.9 million) in 2019, primarily due to an increase of RMB2,037.1 million in staff costs and an increase of RMB649.6 million in R&D-related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB10,799.7 million and RMB8,538.2 million (US$1,226.4 million) in 2018 and 2019, respectively.

Other income/(expenses)

Interest and investment gain, net. Net interest and investment gain mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment gain of RMB584.9 million and RMB1,541.8 million (US$221.5 million) in 2018 and 2019, respectively. The increase was primarily attributable to the increase of our short-term investments and cash balance.

Interest expense. We had interest expense of RMB145.9 million (US$21.0 million) in 2019, compared to interest expense of nil in 2018, primarily due to interest expenses of RMB144.1 million (US$20.7 million) related to the convertible bonds’ amortization to face value.

Foreign exchange gain. We had foreign exchange gain of RMB63.2 million (US$9.1 million) in 2019, compared to foreign exchange gain of RMB10.0 million in 2018, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other (loss)/income, net. We had other net income of RMB82.8 million (US$11.9 million) in 2019, compared to other net loss of RMB12.4 million in 2018, primarily due to the tax benefit available under the Notice on Measures to Implement the Reform on Value-Added Tax, which came into effect on April 1, 2019.

Income tax expenses

We recorded nil in income tax expenses in 2018 and 2019.

Share of results of equity investees

We had share of results of equity investees of RMB28.7 million (US$4.1 million) in 2019, compared to nil in 2018.

Net loss

As a result of the foregoing, we incurred net loss of RMB6,967.6 million (US$1,000.8 million) in 2019, compared to net loss of RMB10,217.1 million in 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues, which consisted of revenues from both online marketplace services and merchandise sales prior to 2017 while only online marketplace services revenue from 2018 onward, increased substantially from RMB1,744.1 million in 2017 to RMB13,120.0 million in 2018. This increase was primarily attributable to increases in revenues from online marketplace services.

Our revenues from online marketplace services increased substantially from RMB1,740.7 million in 2017 to RMB13,120.0 million in 2018, primarily attributable to strong growth of revenues from online marketing services. Revenues from online marketing services increased from RMB1,209.3 million in 2017 to RMB11,515.6 million in 2018. This increase was primarily attributable to the launch of our online marketing system in April 2017 and our stronger brand and market position as a result of our branding campaigns, and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB531.4 million in 2017 to RMB1,604.4 million in 2018, primarily due to the increase in GMV.

Our revenues from merchandise sales decreased from RMB3.4 million in 2017 to nil in 2018 as we no longer generated such revenues after the first quarter of 2017 due to change of business model.

Costs of revenues

Our costs of revenues, which consist of costs of online marketplace services and costs of merchandise sales prior to 2017 while only cost of online marketplace services from 2018 onward, increased by 301.9% from RMB722.8 million in 2017 to RMB2,905.2 million in 2018. This increase was primarily due to the increase in our costs of online marketplace services.

Our costs of online marketplace services increased substantially from RMB719.8 million in 2017 to RMB2,905.2 million in 2018, primarily due to increases in payment processing fees, bandwidths and server costs, staff costs and other expenses directly attributable to the online marketplace services. The increase in payment processing fees from RMB541.3 million in 2017 to RMB639.3 million in 2018 was primarily attributable to and in line with the substantial increase in GMV. The increase in bandwidths and server costs from RMB117.5 million in 2017 to RMB578.9 million in 2018 was due to the increase in server capacity to keep pace with the growth of our online marketplace services. The increase in staff costs was primarily due to the increase in headcount for employees dedicated to the operations of our platform. The increase in other expenses directly attributable to the online marketplace services was primarily due to the higher costs of call center and merchant support services.

Our costs of merchandise sales decreased substantially from RMB3.1 million in 2017 to nil in 2018 as we no longer operated the online direct sales business after the first quarter of 2017.

Gross profit

As a result of the foregoing, our gross profit increased to RMB10,214.7 million in 2018, from RMB1,021.2 million in 2017. The improvement was primarily attributable to the continued growth in revenues and increased economies of scale achieved through our current marketplace model.

Operating expenses

Our total operating expenses increased substantially from RMB1,617.0 million in 2017 to RMB21,014.5 million in 2018 as all components of operating expenses increased.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB1,344.6 million in 2017 to RMB13,441.8 million in 2018, primarily attributable to increases of RMB11,608.2 million in advertising expenses and promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses were focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses increased substantially from RMB133.2 million in 2017 to RMB6,456.6 million in 2018. The increase was primarily attributable to an increase of RMB6,278.1 million in staff costs due to the increase in share-based compensation expenses and headcount for our general and administrative personnel.

Research and development expenses. Our research and development expenses increased substantially from RMB129.2 million in 2017 to RMB1,116.1 million in 2018, primarily due to an increase of RMB735.1 million in staff costs and an increase of RMB223.7 million in R&D-related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB595.7 million and RMB10,799.7 million in 2017 and 2018, respectively.

Other income/(expenses)

Interest and investment gain, net. Net interest and investment gain represents interest earned on cash deposits in financial institutions. We had net interest and investment gain of RMB80.8 million and RMB584.9 million in 2017 and 2018, respectively. The increase was primarily attributable to the increase of our cash balance.

Foreign exchange gain/(loss). We had foreign exchange gain of RMB10.0 million in 2018, compared to foreign exchange loss of RMB11.5 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other (loss)/income, net. We had other net loss of RMB12.4 million in 2018, compared to other net income of RMB1.4 million in 2017, primarily due to decrease of donation.

Income tax expenses

We recorded nil in income tax expenses in 2017 and 2018.

Net loss

As a result of the foregoing, we incurred net loss of RMB10,217.1 million in 2018, compared to net loss of RMB525.1 million in 2017.

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

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

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

We present value-added taxes (“VAT”) as reductions of revenues.

Online marketplace services

We charge transaction services fees to merchants for sales transactions completed on our online marketplace, where we do not take control of the products provided by the merchants at any point in the time during the transactions and do not have latitude over pricing of the merchandise. Merchants are charged transaction services fees primarily based on certain percentage of the value of merchandise being sold by the merchants with preferential rates rewarded to certain merchants at our discretion from time to time. Revenues related to transaction services are recognized in the consolidated statements of comprehensive loss at the time when our service obligations to the merchants are determined to have been completed under each sales transaction upon the consumers’ confirming the receipts of goods. Transaction services fees are not refundable if and when consumers return the merchandise to merchants.

We also entered into contractual agreements with certain merchants to provide online marketing services on our marketplace for which we receive service fees from merchants. Online marketing services allow merchants to bid for keywords that match product listings appearing in search or browser results on our marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. We provide the online marketing services on our own platforms without involvement of any other party. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings when services are completed by us for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

We provide sales incentives to certain merchants that entitle them to receive price reduction on the online marketplace services by meeting certain requirements. We net the sales incentives against online marketplace services revenues.

In order to promote its online marketplace and attract more registered consumers, we offer various forms of incentives such as coupons, credits and discounts that are not specific to any merchant, to consumers that are not customers of us. Evaluation of the varying features of different incentive programs were made to determine that incentives offered to consumers are generally not considered as payments to customers. Such evaluation included the consideration of whether the incentives represent implicit obligation to consumers on behalf of merchants and if so, whether the consumers would be considered as our customers.

Coupons and credits redeemable for coupons can only be used for future purchases of eligible merchandise offered on our online marketplace to reduce purchase price. As the consumers are required to make future purchases of the merchants’ merchandise to redeem the coupons, we recognize the amounts of redeemed coupons primarily as marketing expenses when future purchases are made. Discounts provided to consumers are recognized as marketing expenses when the related transaction services revenues are recognized.

During the year ended December 31, 2018 and 2019, we also issued to consumers at our discretion cash redeemable credits upon their completion of certain actions unrelated to the purchases of any specific merchant products on our online marketplace. As the credits were redeemable for cash, we accrue for the related costs in marketing expenses based on the cash redemption value of each credit as it is issued, assuming all credits will be redeemed. As of December 31, 2018 and 2019, the amount of outstanding credits was immaterial.

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

Measurement of share-based compensation

We adopted a global share incentive plan in 2015, which we refer to as the 2015 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As of December 31, 2019, the maximum aggregate number of ordinary shares which may be issued pursuant to all options granted under the 2015 Plan was 581,972,860 Class A ordinary shares, subject to adjustment and amendment.

In July 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of December 31, 2019, the maximum aggregate numbers of ordinary shares which may be issued pursuant to all options and the restricted share units, RSUs, granted under the 2018 Plan were 116,348,240 and 41,375,068 Class A ordinary shares, respectively, subject to adjustment and amendment.

Share-based payment transactions with employees were accounted for as equity awards and measured at their grant date fair values. We recognize compensation expense over the requisite service period using the accelerated method. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, we elected to account for forfeitures as they occurred.

Fair Value of the Options Granted to Employees

We apply ASC 718 (''ASC 718''), Compensation-Stock Compensation, to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards to employees were classified as equity awards. We measure the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model.

We recognized total share-based compensation expenses of RMB116.5 million, RMB6,841.6 million and RMB2,557.7 million (US$367.4 million), for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, total unrecognized share-based compensation expense relating to unvested awards was RMB9,994.4 million (US$1,435.6 million). The expense is expected to be recognized over a weighted-average period of 4.83 years.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	9,686,328	7,767,927	14,820,976	2,128,900
Net cash generated from/(used in) investing activities	71,651	(7,548,509)	(28,319,678)	(4,067,867)
Net cash generated from financing activities	1,398,860	17,344,357	15,854,731	2,277,390
Exchange rate effect on cash, cash equivalents and restricted cash	(47,681)	546,910	450,142	64,659
Net increase in cash, cash equivalents and restricted cash	11,109,158	18,110,685	2,806,171	403,082
Cash, cash equivalents and restricted cash at beginning of the year(1)	1,319,843	12,429,001	30,539,686	4,386,751
Cash, cash equivalents and restricted cash at end of the year(1)	12,429,001	30,539,686	33,345,857	4,789,833
(1)	As we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we adopted ASU 2016-18 effective as of January 1, 2018 on a retrospective basis to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. For the year ended December 31, 2017, the change in restricted cash of RMB9,370.8 million was previously reported within net cash used in operating activities in the statements of cash flows.

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities. We also raised proceeds from the initial public offering of our ADSs in July 2018, a follow-on offering of our ADSs in February 2019, and a convertible senior notes offering in September 2019. As of December 31, 2019, our cash and cash equivalents were RMB5,768.2 million (US$828.5 million). Our cash and cash equivalents primarily consist of cash at banks. As of the same date, we had restricted cash of RMB27,577.7 million (US$3,961.3 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

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

As of December 31, 2019, 55.5% of our cash and cash equivalents were held in China, and 48.8% were held by our VIE and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our public equity offerings, follow-on offering and convertible senior notes offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating activities

Net cash generated from operating activities in 2019 was RMB14,821.0 million (US$2,128.9 million), as compared to net loss of RMB6,967.6 million (US$1,000.8 million) in the same period. The difference was primarily due to an increase of RMB12,650.8 million (US$1,817.2 million) in payables to merchants, an increase of RMB3,652.6 million (US$524.7 million) in merchant deposits, an increase of RMB2,648.9 million (US$380.5 million) in accrued expenses and other liabilities, and an increase of RMB1,024.8 million (US$147.2 million) in amounts due to related parties, partially offset by an increase of RMB886.9 million (US$127.4 million) in amounts due from related parties and an increase of RMB803.4 million (US$115.4 million) in receivables from online payment platforms. The increase in payables to merchants, merchant deposits and accrued expenses and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2019 were RMB2,557.7 million (US$367.4 million) in share-based compensation expenses.

Net cash generated from operating activities in 2018 was RMB7,767.9 million, as compared to net loss of RMB10,217.1 million in the same period. The difference was primarily due to an increase of RMB2,410.2 million in merchant deposits, an increase of 7,437.4 million in payables to merchants, and an increase of 1,864.2 million in accrued expenses and other liabilities, partially offset by an increase of RMB788.6 million in prepayments and other current assets. The increase in merchant deposits, payables to merchants and accrued expenses and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2018 were RMB6,841.6 million in share-based compensation expenses.

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

Investing activities

Net cash used in investing activities in 2019 was RMB28,319.7 million (US$4,067.9 million), primarily due to purchase of short term investments of RMB52,451.6 million (US$7,534.2 million), partially offset by proceeds from sales of short-term investments of RMB24,797.6 million (US$3,562.0 million).

Net cash used in investing activities in 2018 was RMB7,548.5 million, primarily due to purchase of short term investments of RMB7,516.4 million, partially offset by repayment from a related party of RMB159.8 million.

Net cash generated from investing activities in 2017 was RMB71.7 million, primarily due to proceeds from sales of short-term investments of RMB1,633.0 million, partially offset by purchase of short-term investments of RMB1,393.0 million and loan to a related party of RMB159.8 million.

Financing activities

Net cash generated from financing activities in 2019 was RMB15,854.7 million (US$2,277.4 million), primarily attributable to proceeds from the follow-on offering, proceeds from issuance of convertible bonds, and proceeds from short-term borrowings.

Net cash generated from financing activities in 2018 was RMB17,344.4 million, primarily attributable to proceeds from the initial public offering of our ADSs and proceeds of our issuance of Series D preferred shares to investors.

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

Capital expenditures

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platform, furniture, office equipment and leasehold improvement for our office facilities and software. Our capital expenditures were RMB8.9 million in 2017, RMB27.3 million in 2018 and RMB27.4 million (US$3.9 million) in 2019. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

C.          Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

					2024 and
	2020	2021	2022	2023	after	Total

Operating lease commitments(1)	142,058	150,231	128,731	94,598	97,558	613,176
Investment commitments(2)	N/A	N/A	N/A	N/A	N/A	111,389
Total	142,058	150,231	128,731	94,598	97,558	724,565

Note:

(1)	Operating lease commitments mainly represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 8 to our audited consolidated financial statements.
(2)	Investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date.

As disclosed in our consolidated financial statements included elsewhere in this annual report, we did not recognize significant unrecognized tax benefits.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.          Safe Harbor

See “Forward-Looking Information”.

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

An executive director refers to the director of the company that is (i) neither a director who satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules or Section 303A of the Corporate Governance Rules of the New York Stock Exchange nor a director who is affiliated with or was appointed to our board by a holder or a group of affiliated holders of preferred shares and/or Class A ordinary shares converted from preferred shares of our company prior to our initial public offering, and (ii) maintains an employment relationship with our company. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the Pinduoduo Partnership for so long as certain conditions are satisfied. Our board of directors is obligated to cause the executive director candidate duly nominated by the Pinduoduo Partnership to be appointed by the board upon the delivery by the Pinduoduo Partnership of a written notice (duly executed by the general partner of the Pinduoduo Partnership) to us, and such executive director shall serve until expiry of his or her terms, unless removed by the shareholders by ordinary resolutions in accordance with our articles of association, removed by the Pinduoduo Partnership or the office is vacated upon, among other things, his or her death or resignation. Our board of directors may, by a majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill vacancy on the board upon resignation of a non-executive director member of the board. If at any time the total number of executive directors on the board nominated by the Pinduoduo Partnership is less than two or three, as applicable based on the then board composition, for any reason, the Pinduoduo Partnership shall be entitled to appoint such number of executive directors to the board as may be necessary to ensure that the board includes the number of executive directors as required pursuant to our articles of association. Such appointment of the executive directors to the board shall become effective immediately upon the delivery by the Pinduoduo Partnership of a written notice to us, without the requirement for any further resolution, vote or approval by the shareholders or the board. Mr. Zheng Huang is an executive director of our company.

The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with our articles of association of the company, the Pinduoduo Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidiates nominated by the Pinduoduo Partnership consecutively, the board of directors may then nominate and appoint any person to serve as the chief executive officer of the company in accordance with our articles of association of the company.

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

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zheng Huang	40	Chairman of the Board of Directors and Chief Executive Officer
Haifeng Lin	43	Director
Nanpeng Shen	52	Independent Director
Qi Lu	58	Independent Director
George Yong-Boon Yeo	65	Independent Director
Anthony Kam Ping Leung	59	Independent Director
Lei Chen	40	Chief Technology Officer
Zhenwei Zheng	36	Senior Vice President of Product Development
Junyun Xiao	40	Senior Vice President of Operation

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

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the president of Tencent Financial Technology, and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in June 2003.

Nanpeng Shen has served as our independent director since April 2018. Mr. Shen is the founding managing partner of Sequoia Capital China. Prior to founding Sequoia Capital China, Mr. Shen co-founded Trip.com Group Ltd (Nasdaq: TCOM), formerly Ctrip.com International, Ltd. (Nasdaq: CTRP), or Ctrip, a leading travel service provider in China, in 1999. Mr. Shen served as Ctrip’s president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive Co-Chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Ctrip, Noah Holdings Limited (NYSE: NOAH), Meituan Dianping (HKEx: 03690) and China Renaissance Holdings Limited (HKEx: 01911). Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University and his master’s degree from Yale University.

Qi Lu has served as our independent director and chairman of our compensation committee since July 2018. Currently, he is the founding CEO of Miracle Plus. He was president and COO of Baidu, and prior to that served as Microsoft’s global executive vice president and led Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of its Online Services Division. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. He currently serves as Senior Adviser to Kuok Group and is an independent non-executive director of AIA Group Limited (HKEx: 01299). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited ("HSBC China") from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited from September 2005 to May 2013. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

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

B.          Compensation

In the year ended December 31, 2019, we paid an aggregate of RMB5.0 million (US$0.7 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which we refer to as the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2019, options to purchase 581,972,860 Class A ordinary shares under the 2015 Plan had been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of December 31, 2019, options to purchase 116,348,240 Class A ordinary shares and restricted share units representing 41,375,068 Class A ordinary shares had been granted and outstanding under the 2018 Plan.

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

The following table summarizes, as of December 31, 2019, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A
Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
George Yong-Boon Yeo	*	Nominal	February 1, 2019 and August 1, 2019	January 31, 2029 and July 31, 2029
Qi Lu	*	Nominal	February 1, 2019 and August 1, 2019	January 31, 2029 and July 31, 2029
Lei Chen	*	Nominal	September 1, 2016	August 31, 2026
Zhenwei Zheng	*	Nominal	Various dates from November 1, 2015 to March 1, 2019	Various dates from October 31, 2025 to February 28, 2029
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2025 and August 31, 2026
All directors and executive officers as a group	54,690,040	Nominal	Various dates from November 1, 2015 to August 1, 2019	Various dates from October 31, 2025 to July 31, 2029

*      Less than 1% of our total ordinary shares outstanding.

As of December 31, 2019, our employees other than members of our senior management as a group held options to purchase 643,721,100 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 41,285,028 Class A ordinary shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan and 2018 Plan, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Measurement of share-based compensation.”

C.          Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may from time to time at their discretion exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. However, we currently intend to comply with the rules of the Nasdaq in lieu of following home country practice.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Anthony Kam Ping Leung, Mr. Nanpeng Shen and Mr. George Yong-Boon Yeo. Mr. Anthony Kam Ping Leung is the chairman of our audit committee. We have determined that Mr. Anthony Kam Ping Leung, Mr. Nanpeng Shen and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Anthony Kam Ping Leung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Dr. Qi Lu and Mr. Nanpeng Shen. Dr. Qi Lu is the chairman of our compensation committee. We have determined that Dr. Qi Lu and Mr. Nanpeng Shen each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Qi Lu and Mr. George Yong-Boon Yeo. Dr. Qi Lu and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the Pinduoduo Partnership. Our board of directors is obligated to cause the executive director candidate duly nominated by the Pinduoduo Partnership to be appointed by the board upon the delivery by the Pinduoduo Partnership of a written notice (duly executed by the general partner of the Pinduoduo Partnership) to us. The Pinduoduo Partnership is entitled to nominate the chief executive officer of our company, subject to appointment by the nominating and corporate governance committee of our board of directors. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership.” A director will be removed from office automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for four consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to the provisions of our memorandum and articles of association.

D.          Employees

Employees

As of December 31, 2019, we had a total of 5,828 employees. We had a total of 1,159 and 3,683 employees as of December 31, 2017 and 2018, respectively.

The following table gives breakdowns of our employees as of December 31, 2019 by function:

As of December 31,
2019
Function:
Sales and marketing	826
Product development	3,613
Platform operation	879
Management and administration	510
Total	5,828

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2020 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 2,716,057,288 Class A ordinary shares and 2,074,447,700 Class B ordinary shares outstanding as of April 13, 2020.

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

	Ordinary Shares Beneficially Owned***
	Class A	Class B	Total	% of
	Ordinary	Ordinary	Ordinary	Beneficial	% of Aggregate
	Shares	Shares	Shares	Ownership	Voting Power†
Directors and Executive Officers**:
Zheng Huang(1)	—	2,074,447,700	2,074,447,700	43.3%	88.4%
Haifeng Lin(2)	*	—	*	*	*
Nanpeng Shen(3)	192,356,912	—	192,356,912	4.0%	0.8%
Qi Lu	—	—	—	—	—
George Yong-Boon Yeo(4)	*	—	*	*	*
Anthony Kam Ping Leung	—	—	—	—	—
Lei Chen(5)	*	—	*	*	*
Zhenwei Zheng(6)	*	—	*	*	*
Junyun Xiao(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	236,118,312	2,074,447,700	2,310,566,012	48.2%	89.4%
Principal Shareholders:
Entities affiliated with Zheng Huang(8)	—	2,074,447,700	2,074,447,700	43.3%	88.4%
Entities affiliated with Tencent(9)	792,622,428	—	792,622,428	16.5%	3.4%
Banyan Partners Funds(10)	371,152,772	—	371,152,772	7.7%	1.6%
Sequoia Funds(11)	334,191,580	—	334,191,580	7.0%	1.4%

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

(1)	Represents (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, (ii) 388,360,860 Class B ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (iii) 551,154,700 Class B ordinary shares directly held by Pure Treasure Limited, a limited liability company incorporated in Samoa. Each of Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Pure Treasure Limited is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries.

(2)	Represents the ADSs held by Mr. Haifeng Lin. The business address of Mr. Lin is 44/F, Tencent Binhai Towers, No.33 Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.

(3)	Represents (i) 181,830,600 Class A ordinary shares directly held by SCC Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (ii) 2,397,631 ADSs, representing 9,590,524 Class A ordinary shares, directly held by Sequoia Capital China Growth Fund V, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands; (iii) 131,316 ADSs, representing 525,264 Class A ordinary shares, directly held by Sequoia Capital China Growth Partners Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands; and (iv) 102,631 ADSs, representing 410,524 Class A ordinary shares, directly held by Sequoia Capital China Growth V Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands. SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. The business address of Mr. Shen is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(4)	Represents the ADSs held by Mr. George Yong-Boon Yeo. The business address of Mr. Yeo is Suite 6219, Cape Mansions, 62 Mount Davis Road, Hong Kong.

(5)	Represents Class A ordinary shares that Mr. Lei Chen may purchase upon exercise of options within 60 days of March 31, 2020.

(6)	Represents Class A ordinary shares that Mr. Zhenwei Zheng may purchase upon exercise of options within 60 days of March 31, 2020.

(7)	Represents Class A ordinary shares that Mr. Junyun Xiao may purchase upon exercise of options within 60 days of March 31, 2020.

(8)

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

(9)

Represents (i) 752,759,908 Class A ordinary shares directly held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 12,081,240 Class A ordinary directly held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, and (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, as reported in a Schedule 13D/A filed by Tencent Holdings Limited on April 3, 2020. Tencent Mobility Limited, TPP Follow-on I Holding G Limited and Chinese Rose Investment Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding G Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Chinese Rose Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)

Represents (i) 353,034,992 Class A ordinary shares directly held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, (ii) 15,400,109 Class A ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (iii) 2, 717,671 Class A shares directly held by Banyan Partners Fund III-A, L.P., an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. The general partner of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Banyan Partners III Ltd., a Cayman Islands company. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of each of Banyan Partners II Ltd. and Banyan Partners III Ltd. Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are collectively referred to as Banyan Partners Funds. The registered address of Banyan Partners Fund II, L.P. is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(11)

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

SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. Mr. Shen, together with SCC Growth IV Holdco A, Ltd., Sequoia Capital China Growth Fund IV, L.P., SC China Growth IV Management, L.P., Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P., SC China Growth V Management, L.P., SC China Holding Limited and SNP China Enterprises Limited, are collectively referred to as Sequoia Capital China. SC GGFII Holdco, Ltd. is owned by Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P., whose general partner is SC Global Growth II Management, L.P. The general partner of SC Global Growth II Management, L.P. is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by SC GGFII Holdco, Ltd. are Messrs. Roelof Botha and Douglas Leone. The general partner of each of Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P. is SCGGF III—Endurance Partners Management, L.P. The general partner of SCGGF III—Endurance Partners Management, L.P. is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by each of Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, are Messrs. Botha and Leone. Messrs. Botha and Leone, together with SC GGFII Holdco, Ltd., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., SC Global Growth II Management, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P., SCGGF III—Endurance Partners Management, L.P. and SC US (TTGP), Ltd., are collectively referred to as Sequoia Capital Global Growth. Sequoia Capital China and Sequoia Capital Global Growth may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares, and are collectively referred to as Sequoia Funds. The registered address of SCC Growth IV Holdco A, Ltd., Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the address for each of the Sequoia Capital Global Growth entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA, the United States of America.

To our knowledge, as of April 13, 2020, a total of 1,101,729,676 Class A ordinary shares are held by one record holder in the United States, representing approximately 23.0% of our total outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Business Cooperation with Tencent. Tencent has been a principal shareholder of us since February 2017. In 2017, 2018 and 2019, we purchased certain services, including payment processing, advertising and cloud services, from Tencent in the total amount of RMB516.0 million, RMB1,266.4 million, and RMB2,298.1 million (US$330.1 million), respectively. As of December 31, 2017, 2018 and 2019, we had a receivable balance from Tencent of RMB442.7 million, RMB1,019.0 million, and RMB1,905.8 million (US$273.8 million), respectively, and a payable balance to Tencent of RMB56.0 million, RMB458.1 million, and RMB1,502.9 million (US$215.9 million), respectively.

Passive Investments in Related-Party Funds

The Company set up funds as a limited partner with related parties to make investments in privately-held companies. As of December 31, 2019, the carrying amount for the investments was RMB249.6 million (US$35.9 million). As of December 31, 2018, the advances made to set up funds was RMB182.7 million.

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party online payment service providers, we facilitated Messrs. Lei Chen and Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing an interest-free loan of RMB459.6 million (US$66.0 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Messrs. Lei Chen and Zhenwei Zheng in November 2019.

In January 2020, Ningbo Hexin increased its indirect ownership of the equity interests in Shanghai Fufeitong to 50.01%. Subject to compliance with applicable laws and regulations and approval by relevant regulatory authorities, Hangzhou Aimi may require Hexin to repay the loan at any time and use the proceeds to pay for the limited partnership interests in Ningbo Hexin. As of December 31, 2019, the loan was still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas.

Other Related Party Transactions

Transactions with Toshare Group Holding Limited, or Toshare Group. Toshare Group is under control of Mr. Zheng Huang, our chairman and chief executive officer. Since September 2019, Toshare Group Holding Limited was no longer our related party. Before 2017, we purchased fulfillment services from Toshare Group. Since 2017, we did not purchase any such services from Toshare Group. As of December 31, 2017 and 2018, we had a total amount of RMB19.0 million and RMB20.0 million due to Toshare Group, respectively.

Transactions with Suzhou Lebei Network Technology Co., Ltd., or Suzhou Lebei. Suzhou Lebei was controlled by one of our directors for the year ended December 31, 2017. Since June 2018, Suzhou Lebei was no longer our related party. We purchased technology services from Suzhou Lebei in the amount of RMB2.4 million in 2017. As of December 31, 2017, 2018 and 2019, we had a receivable balance from Suzhou Lebei of RMB221 thousand, nil and nil and a payable balance to Suzhou Lebei of RMB1.0 million, nil and nil.

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

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to product quality complaints, breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. For example, in July 2018, a complaint was filed against us in the U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. In August, 2019, the court dismissed all claims against us. Further, in March 2020, the court awarded us the fees and costs of the legal proceedings. Between August and December 2018, several putative shareholder class action lawsuits were filed against us and certain of our officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. The plaintiffs in these cases allege, in sum and substance, that certain disclosure and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the federal securities laws. In March 2020, the court granted our motion to dismiss the claims in the consolidated action in the SDNY. The consolidated action in the Superior Court of the State of California was stayed in June 2019 at our request while the abovementioned SDNY action was pending, but may resume now that the SDNY case has been resolved. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.”

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale , transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than Mr. Zheng Huang or any entity which is not ultimately controlled by Mr. Zheng Huang, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Our articles of association provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our articles of association that relate to or have an impact upon: (i) the right of the Pinduoduo Partnership to appoint executive directors and nominate the chief executive officer candidate of our company as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership—Executive Director Appointment and CEO Nomination Right,” and (ii) the procedures regarding the election, appointment and removal of directors or size of the board. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks and certain financial institutions, insurance companies, pension plans, cooperatives, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, certain former U.S. citizens or long-term residents, persons liable for alternative minimum tax, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our Class A ordinary shares provided that the ADSs are regularly traded on the Nasdaq Global Select Market. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

-  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

- Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

- Distribution of cash dividends	Up to US$0.05 per ADS held

- Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

- Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

- Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

- Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depository and us. Pursuant to such agreement, we received from the depository US$1.3 million, after deduction of applicable U.S. taxes, in the year ended December 31, 2019.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226014 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 85,600,000 ADSs representing 342,400,000 Class A ordinary shares, without taking into account over-allotment, at an initial offering price of US$19.00 per ADS. Our initial public offering closed in July 2018. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on July 25, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$60.2 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$7.9 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1.7 billion from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 25, 2018, the date that the Form F-1 was declared effective by the SEC, to December 31, 2019, we used US$1,205.2 million of the net proceeds from our initial public offering for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

Item 15.       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting , as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Our board of directors has determined that Mr. Anthony Kam Ping Leung, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2018	2019
	US$	US$
	(in thousands)
Audit fees(1)	2,324	946
All other fees(2)	34	23
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our initial public offering, follow-on offering, and issuance of unsecured senior notes, assistance with and review of documents filed with the SEC.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees”.

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

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We rely on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders meeting in 2019. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

2.5*	Indenture, dated as of September 27, 2019, between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee

2.6*	Description of Securities

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

Exhibit Number	Description of Document

4.4

Form of Employment Agreement between the Registrant and its executive officers(incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.5*	English translation of the Shareholders' Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated September 23, 2019

4.6*	English translation of the Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated September 23, 2019

4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.8*	English translation of the Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated September 23, 2019

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 24, 2020

PINDUODUO INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinduoduo Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, shareholders' (deficits)/equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 24, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers in the year ended December 31, 2018 and its method for accounting for leases in the year ended December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Incentives Provided to the Consumers
Description of the matter

As described in Note 2 to the consolidated financial statements, to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers the consumers various forms of incentives, for example, coupons, credits and discounts, that are not specific to any merchant. These incentives are primarily used by consumers to purchase merchandises offered on the Company’s online marketplace at reduced purchase price. The associated costs incurred by the Company are primarily recognized as marketing expenses.

Auditing the accounting for the Company’s incentives offered to consumers was complex due to judgement involved in analyzing the varying features in the different incentive programs. This included evaluating the Company’s determination of whether the incentives offered represent implicit obligations to the consumers on behalf of the merchants and if so, whether the consumers are the customers. Such determination is used in the process of evaluating the presentation and disclosures of the costs associated with the incentives as marketing expenses or net of revenues.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for the incentive programs. For example, we tested the controls over the approval of incentive programs and management's review of the analysis of the varying features in the incentive programs for the appropriate presentation and disclosures of the associated program costs.

To audit the presentation and disclosures of the incentive program costs, we compared the programs and their respective features documented in management’s analysis to the program terms and conditions presented to the consumers and the merchants by the Company on its platform. We also evaluated management’s judgement applied in determining whether the terms and conditions underlying the incentive programs contain any implicit obligations of the Company to incentivize the consumers on behalf of the merchants. In addition, we assessed the adequacy of the Company’s disclosures included in Note 2 to the consolidated financial statements regarding the accounting for the incentives.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 24, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Pinduoduo Inc.’s internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pinduoduo Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, and the related consolidated statements of comprehensive loss, shareholders’ (deficits)/equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 24, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 24, 2020

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		14,160,322	5,768,186	828,548
Restricted cash		16,379,364	27,577,671	3,961,285
Receivables from online payment platforms		247,586	1,050,974	150,963
Short-term investments	4	7,630,689	35,288,827	5,068,923
Amounts due from related parties	19	1,019,033	2,365,528	339,787
Prepayments and other current assets	5	953,989	950,277	136,499
Total current assets		40,390,983	73,001,463	10,486,005
Non-current assets
Property, equipment and software, net	6	29,075	41,273	5,928
Intangible asset	7	2,579,338	1,994,292	286,462
Right-of-use assets	8	—	517,188	74,289
Other non-current assets	9	182,667	503,120	72,269
Total non-current assets		2,791,080	3,055,873	438,948
Total Assets		43,182,063	76,057,336	10,924,953
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB458,147 and RMB1,502,892 (US$215,877) as of December 31, 2018 and 2019, respectively)	19	478,113	1,502,892	215,877
Customer advances and deferred revenues (including customer advances and deferred revenues of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB190,382 and RMB605,969 (US$87,042) as of December 31, 2018 and 2019, respectively)		191,482	605,970	87,042
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB17,275,934 and RMB29,657,227 (US$4,259,994) as of December 31, 2018 and 2019, respectively)		17,275,934	29,926,488	4,298,671
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,500,951 and RMB3,420,728 (US$491,358) as of December 31, 2018 and 2019, respectively)	10	2,225,667	4,877,062	700,547
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB4,188,273 and RMB7,840,912 (US$1,126,277) as of December 31, 2018 and 2019, respectively)		4,188,273	7,840,912	1,126,277
Short-term borrowings (including short-term borrowings of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB898,748 (US$129,097) as of December 31, 2018 and 2019, respectively)	11	—	898,748	129,097
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB90,523 (US$13,003) as of December 31, 2018 and 2019, respectively)	8	—	115,734	16,624
Total current liabilities		24,359,469	45,767,806	6,574,135
Convertible bonds	12	—	5,206,682	747,893
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB382,673 (US$54,968) as of December 31, 2018 and 2019, respectively)	8	—	428,593	61,564
Other non-current liabilities		—	7,389	1,061
Total non-current liabilities		—	5,642,664	810,518
Total liabilities		24,359,469	51,410,470	7,384,653

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 2,381,240,988 issued and outstanding as of December 31, 2018; 77,300,000,000 shares authorized, 2,575,580,988 issued and outstanding as of December 31, 2019)	15	78	84	12
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 authorized, 2,074,447,700 issued and outstanding as of December 31, 2018 and 2019)	15	64	64	9
Additional paid-in capital		29,114,527	41,493,949	5,960,233
Accumulated other comprehensive income		1,035,783	1,448,230	208,025
Accumulated deficits		(11,327,858)	(18,295,461)	(2,627,979)
Total shareholders’ equity		18,822,594	24,646,866	3,540,300
Total liabilities and shareholders’ equity		43,182,063	76,057,336	10,924,953

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$

Revenues	16
Online marketplace services		1,740,691	13,119,990	30,141,886	4,329,611
Merchandise sales		3,385	—	—	—
Total revenues		1,744,076	13,119,990	30,141,886	4,329,611

Costs of revenues
Costs of online marketplace services (including services received from a related party of RMB1,042,630 and RMB1,424,786 (US$204,658) for the years ended December 31, 2018 and 2019, respectively)		(719,778)	(2,905,249)	(6,338,778)	(910,508)
Costs of merchandise sales		(3,052)	—	—	—
Total costs of revenues		(722,830)	(2,905,249)	(6,338,778)	(910,508)

Gross profit		1,021,246	10,214,741	23,803,108	3,419,103
Sales and marketing expenses		(1,344,582)	(13,441,813)	(27,174,249)	(3,903,337)
General and administrative expenses		(133,207)	(6,456,612)	(1,296,712)	(186,261)
Research and development expenses (including services received from a related party of RMB223,732 and RMB873,288 (US$125,440) for the years ended December 31, 2018 and 2019, respectively)		(129,181)	(1,116,057)	(3,870,358)	(555,942)
Impairment of a long-term investment		(10,000)	—	—	—
Total operating expenses		(1,616,970)	(21,014,482)	(32,341,319)	(4,645,540)

Operating loss		(595,724)	(10,799,741)	(8,538,211)	(1,226,437)
Interest and investment gain, net		80,783	584,940	1,541,825	221,469
Interest expense		—	—	(145,858)	(20,951)
Foreign exchange (loss)/gain		(11,547)	10,037	63,179	9,075
Other income/(loss), net		1,373	(12,361)	82,786	11,891
Loss before income tax and share of results of equity investees		(525,115)	(10,217,125)	(6,996,279)	(1,004,953)
Income tax expenses	18	—	—	—	—
Share of results of equity investees	9	—	—	28,676	4,119
Net loss		(525,115)	(10,217,125)	(6,967,603)	(1,000,834)
Deemed distribution to certain holders of convertible preferred shares		—	(80,496)	—	—
Contribution from a holder of convertible preferred shares		26,413	—	—	—
Net loss attributable to ordinary shareholders		(498,702)	(10,297,621)	(6,967,603)	(1,000,834)
Loss per share:	20
Basic		(0.28)	(3.47)	(1.51)	(0.22)
Diluted		(0.28)	(3.47)	(1.51)	(0.22)

Shares used in loss per share computation:
Basic		1,764,799,346	2,968,319,549	4,627,278,394	4,627,278,394
Diluted		1,764,799,346	2,968,319,549	4,627,278,394	4,627,278,394
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation difference, net of tax of nil		(47,681)	1,058,884	412,447	59,244
Comprehensive loss		(572,796)	(9,158,241)	(6,555,156)	(941,590)

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other		Total
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders’
	Note	shares	shares	capital	income/(loss)	deficits	deficits
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		1,815,200,000	56	21,531	24,580	(472,445)	(426,278)
Net loss		—	—	—	—	(525,115)	(525,115)
Foreign currency translation difference		—	—	—	(47,681)	—	(47,681)
Repurchase and cancellation of Class B ordinary shares	13	(56,430,180)	(2)	2	—	(32,677)	(32,677)
Contribution from a holder of convertible preferred shares	13	—	—	26,413	—	—	26,413
Share-based compensation	17	—	—	13,380	—	—	13,380
Balance as of December 31, 2017		1,758,769,820	54	61,326	(23,101)	(1,030,237)	(991,958)

					Accumulated
		Number of		Additional	other		Total
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders’
	Note	shares	shares	capital	(loss)/income	deficits	(deficits)/equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		1,758,769,820	54	61,326	(23,101)	(1,030,237)	(991,958)
Net loss		—	—	—	—	(10,217,125)	(10,217,125)
Foreign currency translation difference		—	—	—	1,058,884	—	1,058,884
Deemed distribution to certain holders of convertible preferred shares	13	—	—	—	—	(80,496)	(80,496)
Conversion of convertible preferred shares to ordinary shares	13	2,075,502,060	67	10,950,438	—	—	10,950,505
Initial public offering	15	366,943,308	13	11,523,618	—	—	11,523,631
Share-based compensation	17	254,473,500	8	6,579,145	—	—	6,579,153
Balance as of December 31, 2018		4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594

					Accumulated
		Number of		Additional	other		Total
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders'
	Note	shares	shares	capital	income	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594
Net loss		—	—	—	—	(6,967,603)	(6,967,603)
Foreign currency translation difference		—	—	—	412,447	—	412,447
Follow-on offering		193,740,000	6	7,993,822	—	—	7,993,828
Equity component of convertible bonds		—	—	1,827,894	—	—	1,827,894
Shares issued to depository bank	20	600,000	—	—	—	—	—
Restricted share units vested		(567,636)	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank	20	567,636	—	—	—	—	—
Share-based compensation	17	—	—	2,557,706	—	—	2,557,706
Balance as of December 31, 2019		4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866
Balance as of December 31, 2019 (US$)		4,650,028,688	21	5,960,233	208,025	(2,627,979)	3,540,300

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	(525,115)	(10,217,125)	(6,967,603)	(1,000,834)
Interest expense	—	—	145,858	20,951
Provision for prepayments made on behalf of merchants	—	2,155	11,782	1,692
Depreciation and amortization	2,265	497,003	637,831	91,619
Lease expense to reduce right-of-use assets	—	—	73,206	10,515
Impairment of a long-term investment	10,000	—	—	—
Interest and investment gain, net	(2,573)	(78,267)	(209,580)	(30,104)
Loss on disposal of property and equipment	64	13	175	25
Share-based compensation	13,380	6,841,573	2,557,706	367,392
Foreign exchange gain	—	—	(5,380)	(773)
Share of results of equity investees	—	—	(28,676)	(4,119)

Changes in operating assets and liabilities:
Receivables from online payment platforms	(77,891)	(159,413)	(803,388)	(115,399)
Amounts due from related parties	(350,265)	(576,121)	(886,863)	(127,390)
Prepayments and other current assets	(87,614)	(790,732)	12,449	1,788
Customer advances and deferred revenues	54,299	135,029	414,488	59,537
Amounts due to related parties	51,081	402,056	1,024,779	147,200
Payable due to merchants	8,721,721	7,437,415	12,650,833	1,817,180
Accrued expenses and other liabilities	318,363	1,864,153	2,648,869	380,486
Merchant deposits	1,558,613	2,410,188	3,652,639	524,669
Right-of-use assets	—	—	(590,394)	(84,805)
Lease liabilities	—	—	544,327	78,188
Other non-current assets	—	—	(69,471)	(9,979)
Other non-current liabilities	—	—	7,389	1,061
Net cash provided by operating activities	9,686,328	7,767,927	14,820,976	2,128,900
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term investments	(1,393,000)	(7,516,370)	(52,451,615)	(7,534,202)
Proceeds from sales of short-term investments	1,633,000	50,000	24,797,630	3,561,957
Purchase of long-term investments	—	(184,637)	(214,100)	(30,754)
Proceeds from disposal of a long-term investment	—	5,000	—	—
Purchase of property, equipment and software	(8,921)	(27,331)	(27,436)	(3,941)
Proceeds from disposal of property and equipment	362	39	475	68
Loans to related parties	(159,790)	—	(459,632)	(66,022)
Repayments from related parties	—	159,790	—	—
(Loans to)/Repayments from third parties	—	(35,000)	35,000	5,027
Net cash provided by/(used in) investing activities	71,651	(7,548,509)	(28,319,678)	(4,067,867)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from the initial public offering	—	11,879,944	—	—
Costs incurred for the initial public offering	—	(356,313)	—	—
Proceeds from follow-on offering	—	—	8,194,597	1,177,080
Costs incurred for the follow-on offering	—	—	(200,769)	(28,839)
Proceeds from issuance of convertible preferred shares	1,446,906	5,824,568	—	—
Costs incurred for the issuance of convertible preferred shares	(15,369)	(3,842)	—	—
Repurchase of Class B ordinary shares	(32,677)	—	—	—
Proceeds from issuance of convertible bonds	—	—	7,073,101	1,015,987
Costs incurred for the issuance of convertible bonds	—	—	(109,220)	(15,688)
Proceeds from short-term borrowings	—	—	897,022	128,850
Net cash provided by financing activities	1,398,860	17,344,357	15,854,731	2,277,390
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(47,681)	546,910	450,142	64,659
Increase in cash, cash equivalents and restricted cash	11,109,158	18,110,685	2,806,171	403,082
Cash, cash equivalents and restricted cash at beginning of year	1,319,843	12,429,001	30,539,686	4,386,751
Cash, cash equivalents and restricted cash at end of year	12,429,001	30,539,686	33,345,857	4,789,833
Supplement disclosure of cash flow information :
Interest income received	52,150	433,390	1,211,443	174,013

Supplement disclosure of non-cash operating activities :
Recognition of right-of-use assets and lease liabilities	—	—	632,507	90,854

Supplement disclosure of non-cash investing activities :
Purchase of property, equipment and software included in accrued expenses and other liabilities	198	1,319	2,160	310
Acquisition of intangible asset	—	2,852,370	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	3,058,152	14,160,322	5,768,186	828,548
Restricted cash	9,370,849	16,379,364	27,577,671	3,961,285
Total cash, cash equivalents and restricted cash in the statements of cash flows	12,429,001	30,539,686	33,345,857	4,789,833

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization

Pinduoduo Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the merchandise sales and the provision of online marketplace to help merchants leverage the power of the internet to engage with their customers in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Zheng Huang (the ‘‘Founder’’) since its establishment.

As of December 31, 2019, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

			Percentage of
	Date of	Place of	ownership by the		Principal
Entity	incorporation	incorporation	Company		activities
			Direct	Indirect
Subsidiaries:
HongKong Walnut Street Limited ("Walnut HK")	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd. ("Hangzhou Weimi" or the "WFOE")	May 28, 2015	PRC	100%	—	Technology research and development
Walnut Street (Shanghai) Information Technology Co., Ltd.	January 25,2018	PRC	100%		Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd. (“Xinzhijiang”)	April 25, 2018	PRC	100%	—	E-commerce platform

VIE:
Hangzhou Aimi Network Technology Co., Ltd. ("Hangzhou Aimi" or the "VIE")	April 14, 2015	PRC	—	100%	E-commerce platform

VIE’s subsidiary:
Shanghai Xunmeng Information Technology Co., Ltd. ("Shanghai Xunmeng")	January 9, 2014	PRC	—	100%	E-commerce platform

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

The VIE agreements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts the majority of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the "Contractual Agreements’’) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the ‘‘Nominee Shareholders’’). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization (Continued)

The VIE agreements (Continued)

The following is a summary of the Contractual Agreements:

Exclusive Option Agreements    Pursuant to the Exclusive Option Agreements entered into among the Nominee Shareholders, the VIE and the WFOE, the Nominee Shareholders granted to the WFOE or its designees proxy of shareholders rights and voting rights of their respective equity interests in the VIE. The WFOE has the sole discretion as to when to exercise the options, whether in part or full. The exercise price of the options to purchase all or part of the equity interests in the VIE will be the minimum amount of consideration permitted by the applicable PRC laws. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. The Exclusive Option Agreements will remain in effect until all the equity interests in VIE held by Nominee Shareholders are transferred to the WFOE or its designated party. The WFOE may terminate the Exclusive Option Agreements at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreements.

Equity Pledge Agreement    Pursuant to the Equity Pledge Agreement entered into among the WFOE (the ''Pledge Agreement''), the Nominee Shareholders and the VIE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the Contractual Agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholders’ equity interests in the VIE to the WFOE, to the extent permitted by PRC laws. If the VIE or any of their Nominee Shareholders breach any of their respective contractual obligations under the above agreements, the WFOE, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIE, without the prior consent of the WFOE. The Equity Pledge Agreement will be valid until the VIE and the shareholders fulfill all the contractual obligations under the Contractual Agreements in full and the pledged equity interests have been transferred to the WFOE and/or its designee.

Shareholders’ Voting Rights Proxy Agreement    Pursuant to the Shareholders’ Voting Rights Proxy Agreement entered into among the Nominee Shareholders, the VIE and the WFOE (the ''Proxy Agreement''), the Nominee Shareholders authorized the WFOE or its designated party to (1) act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder and the senior management members of the VIE. The proxy remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE. The proxy agreements were subsequently reassigned to the Company.

Exclusive Consulting and Services Agreement    Pursuant to the Exclusive Consulting and Services Agreement (the ''Consulting and Services Agreement''), WFOE retains exclusive right to provide to the VIE the technical support and consulting services, including but not limited to, technology development and maintenance service, marketing consulting service and administrative consulting service. WFOE owns the intellectual property rights developed in the performance of the agreement. In exchange for these services, WFOE is entitled to charge the VIE annual service fees which typically amount to what would be substantially all of the VIE’s pre-tax profits, resulting in a transfer of substantially all of the profits from the VIE to the WFOE. The term of the agreement is 10 years, expiring on June 5, 2025, which will be automatically renewed every ten-year thereafter if the WFOE does not provide notice of termination to the Nominee Shareholders three months prior to expiration.

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

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiaries, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws and (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws.

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

The VIE and its subsidiaries contributed to 100%, 77.3% and 58.5% of the Group’s consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIE and its subsidiaries accounted for an aggregate of 53.1% and 54.1%, respectively of the consolidated total assets, and 96.9% and 86.4%, respectively of the consolidated total liabilities.

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

The following tables represent the financial information for the VIE as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	3,529,316	2,816,894	404,622
Restricted cash	16,379,364	27,528,793	3,954,264
Receivables from online payment platforms	247,586	1,050,974	150,963
Short-term investments	1,300,000	6,560,665	942,381
Amounts due from related parties (i)	1,018,963	2,360,267	339,031
Amounts due from Group companies	565,101	3,337,273	479,369
Prepayments and other current assets	441,590	295,377	42,428
Total current assets	23,481,920	43,950,243	6,313,058

Non-current assets
Property, equipment and software, net	16,578	27,719	3,982
Right-of-use assets	—	452,883	65,053
Other non-current assets	—	60,306	8,662
Total non-current assets	16,578	540,908	77,697
Total assets	23,498,498	44,491,151	6,390,755

	As of December 31,
	2018	2019
	RMB	RMB	US$
LIABILITIES
Current liabilities
Amounts due to related parties (i)	458,147	1,502,892	215,877
Amounts due to Group companies	1,575,534	5,393,858	774,779
Customer advances and deferred revenues	190,382	605,969	87,042
Payable to merchants	17,275,934	29,657,227	4,259,994
Accrued expenses and other liabilities	1,500,951	3,420,728	491,358
Merchant deposits	4,188,273	7,840,912	1,126,277
Short-term borrowings	—	898,748	129,097
Lease liabilities	—	90,523	13,003
Total current liabilities	25,189,221	49,410,857	7,097,427
Lease liabilities	—	382,673	54,968
Total non-current liabilities	—	382,673	54,968
Total liabilities	25,189,221	49,793,530	7,152,395

i)     Information with respect to related parties is discussed in Note 19.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization (Continued)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net revenues from
Group companies	207,570	298,415	2,244,429	322,392
External	1,744,076	10,136,874	17,630,903	2,532,521
Net revenues	1,951,646	10,435,289	19,875,332	2,854,913
Net loss	(8,924)	(1,552,789)	(3,611,656)	(518,782)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash generated from operating activities	10,391,383	8,984,498	11,139,572	1,600,099
Net cash generated from /(used in) investing activities	88,404	(1,147,101)	(5,249,046)	(753,978)
Net cash provided by financing activities	200,000	507,767	4,546,481	653,061
Net increase in cash, cash equivalents and restricted cash	10,679,787	8,345,164	10,437,007	1,499,182

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(c)   Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to provision for prepayments made on behalf of merchants, economic lives and impairment of long-lived assets, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation, liability component of convertible bonds and incremental borrowing rates for operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Foreign currency

The functional currency of the Company and its overseas subsidiaries is the US$. The Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE determined their functional currencies to be RMB based on the criteria of ASC 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ (deficits)/ equity.

(e)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019, the last business day in December 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

(g)   Restricted cash

Restricted cash mainly represents cash received from consumers and reserved in a bank supervised account for payments to merchants.

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

The Group accounts for short-term debt investments in accordance with ASC Topic 320 (“ASC 320”), Investments — Debt Securities, and short-term equity investments in accordance with ASC Topic 321 (“ASC 321”), Investments — Equity Securities.

Short-term debt investments include time deposits and wealth management products in financial institutions that the Group has positive intent and ability to hold to maturity, both of which are categorized as “held to maturity”. Wealth management products with the intention to sell in the near term are classified as trading securities and measured at fair value. The Company also holds marketable equity securities in a listed company and measures it at fair value.

Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the short-term investments are recorded in “Interest and investment gain, net” in the consolidated statements of comprehensive loss.

(i)    Property, equipment and software, net

Property, equipment and software are stated at cost and are depreciated and amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Computer and office equipment	3 years
Purchased software	3-5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software, and the depreciation of these assets commences when the assets are ready for their intended use.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(j)    Equity method investments

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method of accounting in accordance with ASC Subtopics 323-10 ("ASC 323-10"), Investments-Equity Method and Joint Ventures: Overall. The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships which the Group has significant influence. After the date of investment, the Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investees’ net income or loss into earnings. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(k)    Impairment of long-lived assets other than goodwill

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

(l)  Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables from payment platforms, amount due from/to related parties, prepayment made on behalf of merchants, merchant deposits, customer advances, payables to merchants, short-term investments and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximated to their respective fair values because of the general short maturities. The fair value of convertible bonds that are not reported at fair value are disclosed in Note 14.

The Group applies ASC 820, Fair Value Measurements and Disclosures (''ASC 820''). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

(l)  Fair value of financial instruments (Continued)

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

(m)   Revenue recognition

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

Online marketplace services

The Group charges fees for transaction services to merchants for sales transactions completed on the Group’s online marketplace, where the Group does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as a percentage based on the value of merchandise being sold by the merchants. Revenues related to transaction services are recognized in consolidated statements of comprehensive loss at the time when the Group’s service obligations to the merchants are determined to have been completed under each sales transaction upon the consumers’ confirming the receipts of goods. Fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(m)   Revenue recognition (Continued)

The Group provides sales incentives to certain merchants that entitle them to receive price reduction on the online marketplace services by meeting certain requirements. The Group nets the sales incentives against online marketplace services revenues.

In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion offers various forms of incentives, for example, coupons, credits and discounts that are not specific to any merchant, to consumers that are not customers of the Group. Evaluation of the varying features of different incentive programs were made to determine that incentives offered to consumers are generally not considered as payments to customers. Such evaluation included the consideration of whether the incentives represent implicit obligation to consumers on behalf of merchants and if so, whether the consumers would be considered as customers of the Group.

Coupons and credits redeemable for coupons can only be used for future purchases of eligible merchandise offered on the Group’s online marketplace to reduce purchase price. As the consumers are required to make future purchases of the merchants’ merchandise to redeem the coupons, the Group recognizes the amounts of redeemed coupons primarily as marketing expenses when future purchases are made. Discounts provided to consumers are recognized as marketing expenses when the related transaction services revenues are recognized.

During the years ended December 31, 2018 and 2019, the Group also issued to consumers at its discretion, cash redeemable credits upon their completion of certain actions unrelated to the purchases of any specific merchant products on the Group’s online marketplace. As the credits were redeemable for cash, the Group accrued for the related costs in marketing expenses based on the cash redemption value of each credit as it is issued, assuming all credits will be redeemed. As of December 31, 2018 and 2019, the amount of outstanding credits were immaterial.

(n)   Costs of revenues

Costs of online marketplace services consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of the Group’s platform, such as call center and merchant support costs, bandwidths and server costs, amortization, depreciation and maintenance costs, staff costs and share-based compensation expenses, surcharges and other expenses directly attributable to the online marketplace services.

(o)   Advertising expenditures

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB1,259,610, RMB12,867,833 and RMB25,867,772 (US$3,715,673) for the years ended December 31, 2017, 2018 and 2019, respectively.

(p)   Research and development expenses

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(q)   Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), effective January 1, 2019 using the modified retrospective method and did not restate comparable periods. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward the historical lease classification for any expired or existing contract and the accounting for the initial direct costs on those leases on the adoption date. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group's lease portfolio consisted entirely of operating leases as of January 1 and December 31, 2019. The Group's leases do not contain any residual value guarantees or material restrictive covenants.

At the commencement date of an operating lease, the Group records a right-of-use ("ROU") asset and lease liability based on the present value of the lease payments over the lease term. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group's lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option.

The cumulative effects of changes made to the Group's condensed consolidated balance sheet on January 1, 2019 for the adoption of ASU 2016-02 were as follows:

	Balance at		Balance at
	December		January 1,
	31, 2018	Adjustments	2019
	RMB	RMB	RMB	US$
Assets:
Prepayments and other current assets	953,989	(2,768)	951,221	136,634
Right-of-use assets	—	221,521	221,521	31,820
Liabilities:
Current portion of lease liabilities	—	55,180	55,180	7,926
Non-current portion of lease liabilities	—	174,681	174,681	25,091
Accrued expenses and other liabilities	2,225,667	(11,108)	2,214,559	318,101

As of January 1, 2019, the difference between the lease liabilities and right-of-use assets related to the reversal of existing deferred rent and prepaid rent balances is RMB11,108 (US$1,596) and RMB2,768 (US$398), respectively. The adoption of the standard did not impact the Company's consolidated statements of comprehensive loss and cash flows.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(r)   Income taxes

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

(s)   Share-based compensation

The Group applies ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, the Group elected to account for forfeitures as they occurred.

(t)    Employee benefit expenses

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

(u)   Comprehensive loss

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(v)   Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options and conversion of convertible bonds using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the ''Ordinary Shares'') as each class of shares has the same rights to undistributed and distributed earnings.

(w)   Segment reporting

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

(x)   Recent accounting pronouncements

The Company ceased to be an emerging growth company since December 31, 2018.

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. Subsequently, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments-Credit losses. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. ASU 2016-13 will be effective for the Company beginning after January 1, 2020 including interim periods within the year. The Company does not expect any material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13 (‘‘ASU 2018-13’’), Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Company beginning after January 1, 2020 including interim periods within the year. The Company does not expect any material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments- Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Company beginning January 1, 2021 including interim periods within the fiscal year. Early adoption is permitted. The Company is still evaluating the impact on its consolidated financial statements.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    Concentration of Risks

(a)   Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties and short-term investments. As of December 31, 2018 and 2019, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 19), unsecured and denominated in RMB and US$, derived from merchandise sales on the Group’s online marketplace to consumers, are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; changes in competitive landscape including potential new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

(i) Business supplier risk - there were no suppliers whose purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2018 and 2019.

(ii) Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2018 and 2019.

(iii) Economic risk - the Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c)   Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation)/appreciation of the US$ against RMB was approximately (5.8)%, 5.0% and 1.6% for the years ended December 31, 2017, 2018 and 2019, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments, are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$in the future.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    Concentration of Risks (Continued)

(d)   Currency convertibility risk

The Group transacts most of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ''PBOC''). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

4.    Short-term Investments

Short-term investments classification as of December 31, 2018 and 2019 were shown as below:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Debt securities:
Held-to-maturity	7,630,689	34,481,053	4,952,893
Trading	—	795,849	114,317
Equity securities:
Marketable	—	11,925	1,713
	7,630,689	35,288,827	5,068,923

The gross unrecognized holding gain or loss on the held-to-maturity debt securities was nil and nil as of December 31, 2018 and 2019, respectively.

The cost of trading debt securities was nil and RMB795,849 (US$114,317), with gross unrealized gain or loss of nil and nil, as of December 31, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, interest income related to debt securities was RMB12,483, RMB115,737 and RMB500,298 (US$71,863), respectively.

As of December 31, 2018 and 2019, the cost of marketable equity securities was nil and RMB23,398 (US$3,361), respectively; and the unrealized loss included in the carrying amount was nil and RMB11,473 (US$1,648), respectively. For the years ended December 31, 2017, 2018 and 2019, the realized loss from the marketable equity securities was nil, nil and RMB5,435 (US$781), respectively.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.    Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Prepayments	667,113	645,169	92,673
Interest receivables	101,062	146,294	21,014
VAT recoverable	63,005	102,426	14,713
Rental and other deposits	64,902	12,060	1,732
Loan to a third party	35,000	—	—
Staff advances	7,868	4,020	577
Payments made on behalf of merchants	11,105	27,360	3,930
Provision for payments made on behalf of merchants	(3,249)	(15,032)	(2,159)
Others	7,183	27,980	4,019
	953,989	950,277	136,499

The prepayments primarily consist of advertising fees paid in advance.

6.    Property, Equipment and Software, Net

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
At cost:
Computer, office equipment and purchased software	27,148	49,129	7,057
Leasehold improvement	10,654	18,826	2,704
	37,802	67,955	9,761
Less: accumulated depreciation	(8,727)	(26,682)	(3,833)
	29,075	41,273	5,928

For the years ended December 31, 2017, 2018 and 2019, the Group recorded depreciation expenses of RMB2,265, RMB5,934 and RMB18,098 (US$2,600), respectively, and were included in the following captions:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Costs of revenues	553	1,291	3,603	518
Sales and marketing expenses	546	805	2,415	347
General and administrative expenses	181	1,074	1,901	273
Research and development expenses	985	2,764	10,179	1,462
	2,265	5,934	18,098	2,600

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.    Intangible Asset

Intangible asset consisted of the following:

Total
RMB
Balance as of January 1, 2018	—
Addition	2,852,370
Amortization	(491,069)
Foreign currency translation difference	218,037
Balance as of December 31, 2018	2,579,338
Amortization	(619,733)
Foreign currency translation difference	34,687
Balance as of December 31, 2019	1,994,292

In February 2018, the Company entered into a strategic cooperation framework agreement (the “Agreement”) with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. Amortization expense for intangible asset were RMB491,069 and RMB619,733 (US$89,019) for the years ended December 31, 2018 and 2019, respectively. No impairment charge was recognized on the intangible asset for the years ended December 31, 2018 and 2019.

The estimated annual amortization expense for each of the remaining fiscal years is as follows:

	Amortization
	RMB	US$
2020	629,233	90,384
2021	627,514	90,137
2022	627,514	90,137
2023	110,031	15,805

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.    Leases

The Group has operating leases mainly for offices in China. For the year ended December 31, 2019, operating lease costs and short-term lease costs were RMB94,929 and RMB34,255, respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the year ended December 31, 2019.

A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the condensed consolidated balance sheet was as below:

	Rental
	RMB	US$

2020	142,058	20,405
2021	150,231	21,579
2022	128,731	18,491
2023	94,598	13,588
2024 and after	97,558	14,013
Total undiscounted cash flows	613,176	88,076
Less: imputed interest	(68,849)	(9,888)
Present value of lease liabilities	544,327	78,188

As of December 31, 2019, the Company had no operating leases that had not yet commenced. The weighted average remaining lease terms of the right-of-use assets was 4.37 years.

A weighted average incremental borrowing rate of 5.36% was adopted on the commencement date in determining the present value of lease payments.

Other supplemental information related to leases is summarized below:

	For the years ended December 31,
	2019	2019
	RMB	US$

Operating cash flows for operating leases	76,130	10,935
ROU assets obtained in exchange for new operating lease liabilities	402,646	57,836

9.    Other Non-current Assets

Equity method investments are included in other non-current assets on the Company's consolidated balance sheets. Equity method investments consist of the Company's investments as a limited partner in certain limited partnership funds, including funds set up by the Company's related parties, to make strategic investments. As of December 31, 2018, The Company made advances in total of RMB182,667 to set up the funds. As of December 31, 2019, the carrying amount for the investments was RMB433,649 (US$62,290). No equity method investments were considered, individually or in aggregate, material as of December 31, 2019. During the year ended December 31, 2019, the Group shared the profits or losses of the equity investees and recognized RMB28,676 (US$4,119) in share of results of equity investees in the consolidated statements of comprehensive loss. There was no impairment on these investments during the year ended December 31, 2019.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.  Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Payroll payable	389,615	1,061,228	152,436
Accrued expenses	1,371,483	2,727,273	391,748
VAT and other tax payable	436,495	1,045,796	150,219
Others	28,074	42,765	6,144
	2,225,667	4,877,062	700,547

Accrued expenses primarily consisted of accrued advertising and marketing expenses.

11.  Short-term Borrowings

As of December 31, 2019, the Group obtained short-term borrowings from banks of RMB897,022 in aggregate collateralized by bank wealth management products of RMB923,800, which were classified as short-term investments as provided by one of the Group's wholly-owned subsidiaries. The annual interest rates of these borrowings are approximately 2.70% to 3.00%. For the year ended December 31,2019,the Group recognized interest expense of RMB1,726 (US$248) in the consolidated statements of comprehensive loss.

12.  Convertible Bonds

On September 27, 2019, the Company issued US$1,000,000 principal amount 0.00% convertible senior notes including US$125,000 sold upon the exercise of the over-allotment option (the "Notes"). The Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

Holders may convert their Notes at their option prior to the close of business on the business day immediately preceding April 1, 2024 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2019 (and only during such calendar quarter), if the last reported sale price of American Depositary Shares (''ADSs''), each representing four Class A ordinary shares of the Company, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of the Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the Notes for a tax redemption; (4) if the Company calls the Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after April 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  Convertible Bonds (Continued)

The initial conversion rate of the Notes is 23.4680 of the Company's ADS per US$1,000 principal amount of the Notes (which is equivalent to an initial conversion price of approximately US$42.61 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date, if a make-whole fundamental change occurs prior to the maturity date of the Notes, or under certain circumstances upon a tax redemption or the Company's optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case may be. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs (plus cash in lieu of a fractional ADS) or a combination of cash and ADSs, at its election. If the Company satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and ADSs, the amount of cash and ADSs, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 40 trading day observation period.

The Company may not redeem the Notes prior to October 1, 2022 unless certain tax-related events occur. On or after October 1, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company's American Depositary Shares (the "ADSs") has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on October 1, 2022 or in the event of certain fundamental changes. No sinking fund is provided for the Notes.

As the conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option, the Company separated the Notes into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The resulting discount , together with the allocated issuance costs as mentioned below, are accreted at an effective interest rate of 11.15% over the period from the issuance date to October 1, 2022, the earliest put date of the Notes. The Group made estimates and judgments in determining the effective interest rate of the liability component of the Notes with assistance from an independent valuation firm.

The gross proceeds from the issuance of the Notes were US$1,000,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$15,680, which were allocated to the liability and equity components proportionately.

As of December 31, 2019, the principal amount of the liability component was US$1,000,000, unamortized debt discount was US$253,651, and net carrying amount of the liability component was RMB5,206,682. The carrying amount of the equity component was US$258,429. For the year ended December 31, 2019, the amount of interest cost recognized relating to the amortization of the discount on the liability component was RMB144,132 (US$20,703). The liability component will be accreted up to the principal amount over a remaining period of 2.75 years.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.  Convertible Preferred Shares

The following table summarizes the issuances of convertible preferred shares (collectively, “Convertible Preferred Shares”):

		Original Issuance
		Price per	Number of
Name	Issuance Date	Share*	Shares*
Series A1 Convertible Preferred Shares	June 2015	$0.0093	71,849,380
Series A2 Convertible Preferred Shares	June 2015	$0.0336	238,419,800
Series B1 Convertible Preferred Shares	November 2015	$0.1576	211,588,720
Series B2 Convertible Preferred Shares	January 2016	$0.1576	27,781,280
Series B3 Convertible Preferred Shares	March 2016	$0.1576	145,978,540
Series B4 Convertible Preferred Shares	June 2016	$0.1710	292,414,780
Series C1 Convertible Preferred Shares	February 2017	$0.3545	56,430,180
Series C2 Convertible Preferred Shares	February 2017	$0.3985	238,260,780
Series C3 Convertible Preferred Shares	June 2017	$0.4139	241,604,260
Series D Convertible Preferred Shares	March 2018**	$2.4832	551,174,340

*     In connection with the issuance of Series D convertible preferred shares, the Company effected a change of authorized share capital (Note15), the Company’s then issued and outstanding Convertible Preferred Shares were split on a 1-to-20 basis. The number of shares and per-share price in the consolidated financial statements were recasted on a retroactive basis to reflect the effect of these changes.

**   Series D Convertible Preferred Shares were issued and converted in 2018. Therefore, the balance was nil as of December 31, 2018.

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

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Group shall be made as stated below:

For the holders of teach series of Convertible Preferred Shares, (i) 100% of its issue price, plus (ii) an amount accruing there on at a compound annual rate of 8% of the 100% issue price beginning on its closing date, plus (iii) all declared but unpaid dividends thereon (Collectively, the ‘‘Preference Amount’’).

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

13.  Convertible Preferred Shares (Continued)

Liquidation preference(Continue)

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.  Convertible Preferred Shares (Continued)

Accounting for Convertible Preferred Shares (Continued)

Concurrently with the issuance of Series C1 Convertible Preferred Shares in February 2017, the Company repurchased from a company controlled by the Founder and cancelled 56,430,180 of Class B ordinary shares for cash consideration of RMB137,580. The difference between the then fair value of the Class B ordinary shares of RMB32,677 and par value was recorded in accumulated deficits. The excess of consideration over the then fair value of the Ordinary Shares of RMB103,125 was accounted for as compensation expense within general and administrative expenses (Note 17). The excess of the issuance price paid by the investor over the then fair value of the Series C1 Convertible Preferred Shares of RMB26,413 was accounted for as a contribution from shareholder.

In March 2018, the Company issued 551,174,340 Series D convertible preferred shares to existing shareholders and their affiliates including Tencent Group for a cash consideration of US$918,670 and an intangible asset at fair value (Note 7).

In connection with the issuances of Series D convertible preferred shares, the liquidation preferences of Convertible Preferred Shares were amended. The amendment to the liquidation preference of the Convertible Preferred Shares was accounted for as modification as the fair value of Convertible Preferred Share immediately after the amendment was not significantly different from its fair value immediately before the amendment. The Company accounted for the modification that resulted in an increase to the fair value of the modified Convertible Preferred Shares of RMB80,496 (US$11,708) as deemed dividends during the year ended December 31, 2018.

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

Upon completion of the IPO in July 2018, all of the convertible preferred shares were converted to 1,971,811,320 Class A ordinary shares and 103,690,740 Class B ordinary shares.

14.  Fair Value Measurement

In accordance with ASC 820, the Company measures the marketable equity securities with readily determinable fair value and certain wealth management products classified as trading securities on a recurring basis. The fair value of the marketable equity securities is measured using quoted market price and the fair value of certain wealth management products classified as trading securities is determined based on quoted prices of similar assets.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.  Fair Value Measurement (Continued)

The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2019:
Short-term investments:
Debt securities:
Trading	—	795,849	—
Equity securities:
Marketable	11,925	—	—
	11,925	795,849	—

As of December 31, 2018 and 2019, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of held-to-maturity debt investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes.

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2018:
Short term investments:
Debt securities:
Held-to-maturity	—	7,630,689	—
As of December 31, 2019:
Short-term investments:
Debt securities:
Held-to-maturity	—	34,481,053	—
Convertible bonds	—	8,037,280	—

15.  Ordinary Shares

Holders of Class A ordinary shares and Class B ordinary shares are entitled to the same rights except for voting rights. In respect of matters requiring a shareholder’s vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.

In connection with the issuance of Series D convertible preferred shares, the Company effected a change of authorized share capital by repurchasing all of the then issued and outstanding ordinary shares at par value and reissued 42,486,360 Class A ordinary shares and 1,716,283,460 Class B ordinary shares to its existing holders of ordinary shares. The number of shares and per-share price in the consolidated financial statements were recasted on a retroactive basis to reflect the effect of these changes.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  Ordinary Shares (Continued)

In the third quarter of 2018, the Company completed its Initial Public Offering (“IPO”) on the National Association of Securities Deal Automated Quotations under the symbol of “PDD” of 91,735,827 ADSs (including 6,135,827 ADSs sold upon the exercise of the underwriters’ over-allotment option), representing 366,943,308 Class A ordinary shares for a total proceeds net of issuance costs of US$1,690,696.

Upon completion of the IPO, all convertible preferred shares were converted into ordinary shares.

In February 2019, the Company completed a follow-on public offering and issued 48,435,000 ADSs, representing 193,740,000 Class A ordinary shares for total proceeds net of issuance costs of US$1,181,209.

16.  Revenues

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Online marketplace services
Online marketing services	1,209,275	11,515,575	26,813,641	3,851,539
Transaction services	531,416	1,604,415	3,328,245	478,072
Merchandise sales	3,385	—	—	—
	1,744,076	13,119,990	30,141,886	4,329,611

Contract balances

The Group’s contract liabilities comprised of customer advances, deferred revenues and portions of payable to merchants:

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Customer advances and deferred revenues	191,482	605,970	87,042
Payable to merchants	72,939	116,557	16,742

Customer advances and deferred revenues and payable to merchants relate to considerations received in advance for online marketing services and transaction services, for which control of the services occur at a later point in time. The increase in the balance of contract liabilities was in line with the growth in online marketing services revenues and higher value of orders placed by consumers for which the related transaction services have not been completed. During the year ended December 31, 2019, revenues of RMB219,017 were recognized from the carrying value of contract liabilities as of December 31, 2018. During the year ended December 31, 2018, revenues of RMB83,639 were recognized from the carrying value of contract liabilities as of December 31, 2017.

17.  Share-Based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in 2015 (the ''2015 Plan''). The 2015 Plan allows the Group to grant options to employees, directors, or consultants. Under the 2015 Plan, the maximum aggregate number of shares that may be issued shall not exceed 581,972,860. The terms of the options shall not exceed ten years from the date of grant.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.  Share-Based Compensation (Continued)

In July 2018, the Group adopted the 2018 Share Incentive Plan (the “2018 Plan”). The 2018 Plan allows the Group to grant options and restricted share units (“RSUs”) to employees, directors or consultants. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is initially 363,130,400, plus an annual increase on the first day of each fiscal year of the company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors.

For the share options granted under the 2015 Plan and the 2018 Plan, in addition to the explicit service periods of four years, with 25% of the options vesting annually, Class A ordinary shares acquired from the exercise of vested options cannot be sold or transferred by the employees without the prior written consents of the Company within the first three years of vested (''Restricted Shares''). In the event that employment relationship is terminated with the Company, voluntarily or involuntarily, within the three-year lock-up periods, the Company may, at its sole discretion, repurchase the Restricted Shares at the employee’s exercise price. The Group determined the substance of the lock up periods to be additional implicit service periods of three years, thereby extending the vesting terms of the options to be seven years in total.

The RSUs granted under the 2018 Plan vest over a period of four years with 25% vesting on each anniversary from the date of grant, or with 50% of the RSUs vesting on the second anniversary and 25% on each of the third and fourth anniversary from the date of grant.

(a)  Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

			Weighted		Weighted
		Weighted	average		average
		average	grant	Aggregate	remaining
	Number of	exercise	date fair	intrinsic	contractual
	share options	price	value	value	term
		US$	US$	US$	Years
Outstanding as of January 1,2017	203,733,060	0.0065	0.0301	10,390	9.25
Granted	78,560,000	0.0065	0.1736
Forfeited	(9,850,200)	0.0065	0.0544
Outstanding as of December 31, 2017	272,442,860	0.0065	0.0706	144,258	8.57
Granted	359,390,000	0.0065	3.6289
Forfeited	(2,240,000)	0.0065	2.5006
Outstanding as of December 31, 2018	629,592,860	0.0065	2.0931	3,527,924	8.64
Granted	76,665,380	0.0065	7.7632
Forfeited	(7,937,140)	0.0065	5.7059
Outstanding as of December 31, 2019	698,321,100	0.0065	2.6745	6,598,087	7.83
Vested and expected to vest as of December 31, 2019	698,321,100	0.0065	2.6745	6,598,087	7.83
Exercisable as of December 31,2019	298,464,265	0.0065	1.1083	2,820,040	7.01

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. Share-Based Compensation (Continued)

(a)  Share options: (continued)

The total fair value of vested options was RMB13,525, RMB45,979 and RMB2,243,028 (US$322,191) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, total unrecognized share-based compensation expense relating to unvested awards was RMB9,994,423 (US$1,435,609) which is expected to be recognized over a weighted-average period of 4.83 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2017	2018	2019
Risk-free interest rates	2.26%-2.57%	2.97%-3.13%	1.50%-2.90%
Expected volatility	48.08%-49.35%	46.23%-48.63%	43.52%-57.59%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying Ordinary Shares	$0.0858-$0.5359	$1.5146-$5.7400	$4.8550-$8.9875
Fair value of share option	$0.0808-$0.5302	$1.5091-$5.7335	$4.8485-$8.9810

(b)   RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
		average
	Number	grant date
	of RSUs	fair value
		US$
Outstanding as of January 1, 2018	—	—
Granted	8,295,240	6.2519
Outstanding as of December 31, 2018	8,295,240	6.2519
Granted	36,409,188	6.7698
Vested	(567,636)	6.9225
Forfeited	(2,761,724)	6.4514
Outstanding as of December 31, 2019	41,375,068	6.6855

The total fair value of the RSUs vested during the years ended December 31, 2018 and 2019 was nil and RMB27,073 (US$3,889) respectively. The weighted average grant date fair value of RSUs granted during the year ended December 31,2018 and 2019 was US$6.2519 and US$6.6855 respectively.

As of December 31, 2019, RMB1,451,466 (US$208,490) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 3.35 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.  Share-Based Compensation (Continued)

(c)   Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the years ended
	December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Costs of revenues	796	3,488	23,835	3,424
Sales and marketing expenses	1,675	405,805	860,862	123,655
General and administrative expenses i) / ii)	108,141	6,296,186	786,641	112,994
Research and development	5,893	136,094	886,368	127,319
	116,505	6,841,573	2,557,706	367,392

i)     For the year ended December 31, 2017, the Company recorded RMB103,125, in share-based compensation expenses in connection with the repurchase of Class B ordinary shares from the Founder. No such transaction took place during the years ended December 31, 2018 and 2019.

ii)    In April 2018, the Company issued 254,473,500 Class A ordinary shares to a company controlled by the Founder at the par value of US$0.000005 per share pursuant to a shareholders’ resolution. The difference between the par value and estimated fair value of ordinary shares on the grant date was recorded as a one-time share-based compensation expense of RMB5,953,717 in general and administration expenses. No such transaction took place during the years ended December 31, 2017 and 2019.

18.  Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Walnut HK is incorporated in Hong Kong and is subject to Hong Kong profits tax at the rate of 16.5% on its activities conducted in Hong Kong and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s subsidiaries and VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ”EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Shanghai Xunmeng, a subsidiary of VIE, was recognized as a high and new technology enterprise (“HNTE”) in November 2018 and was eligible for 15% preferential tax rate from 2018 to 2020.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.  Income Taxes (Continued)

PRC (Continued)

In April 2018, Xinzhijiang, a subsidiary located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in Qianhai District which operate in certain encouraged industries, from 2014 to 2020.

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

The Group’s loss before income taxes consisted of:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Non-PRC	(108,086)	(7,083,904)	(2,741,219)	(393,751)
PRC	(417,029)	(3,133,221)	(4,226,384)	(607,083)
	(525,115)	(10,217,125)	(6,967,603)	(1,000,834)

The Group had no current or deferred income tax expenses or benefits for the years ended December 31, 2017, 2018 and 2019.

The reconciliations of the income tax expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Loss before income tax expense	(525,115)	(10,217,125)	(6,967,603)	(1,000,834)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate	(131,279)	(2,554,281)	(1,741,901)	(250,208)
International tax rate differential	27,074	1,779,100	735,028	105,580
Preferential tax rate	—	197,828	358,796	51,538
Non-deductible expenses	6,890	36,726	(5,980)	(859)
Non-taxable income	(11,962)	(20,973)	(61,151)	(8,784)
Loss not recognized	22,747	—	—	—
Deferred tax items tax rate differential	—	(34,236)	(570,382)	(81,930)
Additional deduction of research and development expenses	—	(22,672)	(67,628)	(9,714)
Change in valuation allowance	86,530	618,508	1,353,218	194,377
Income tax expenses	—	—	—	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.  Income Taxes (Continued)

PRC (Continued)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	343,809	1,840,246	264,335
Carryforwards of non-deductible advertising expenses and donations	424,883	251,829	36,173
Others	13,276	43,111	6,193
Less: valuation allowance	(781,968)	(2,135,186)	(306,701)
Deferred tax assets, net	—	—	—

The Group operates through several subsidiaries, the VIE and the subsidiaries of the VIE. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2018 and 2019, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31,2018 and 2019, the Group had taxable losses of RMB1,551,301 and RMB8,174,339 (US$1,174,170) derived from entities in the PRC, which can be carried forward for five years to offset future taxable profit , and the period was extended to ten years for entities qualified as HNTE in 2019 and thereafter. The PRC taxable loss will expire from December 31, 2020 to 2029 if not utilized.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and the subsidiaries of the VIE located in the PRC. As of December 31, 2018 and 2019, there were no undistributed earnings from these entities and no withholding tax has been accrued.

As of December 31, 2018 and 2019, the Group did not have significant unrecognized tax benefit, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

For the years ended December 31, 2017, 2018 and 2019, no interest expense was accrued in relation to the unrecognized tax benefit. As of December 31, 2018 and 2019 there were no accumulated interest expenses recorded in unrecognized tax benefit.

As of December 31, 2019, the tax years ended December 31, 2014 through period ended as of the reporting dates for the WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.  Related Party Transactions

(a)	Related parties

Names of related parties	Relationship with the Group
Tencent and its affiliates (“Tencent Group”)	A shareholder of the Company
Toshare Group Holding Limited(1)	Company controlled by the Founder
Suzhou Lebei Network Technology Co., Ltd(2)	Company controlled by one of the directors of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
(1)	Toshare Group Holding Limited was no longer a related party of the Company since September 2019.
(2)	Suzhou Lebei Network Technology Co., Ltd was no longer a related party of the Company since June 2018.
(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2017, 2018 and 2019, respectively:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Services received from:
Tencent Group	516,014	1,266,362	2,298,074	330,098
Suzhou Lebei Network Technology Co., Ltd	2,444	—	—	—

(c)	The Group had the following significant related party balances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Accounts due from related parties:
Current:
Tencent Group*	1,018,963	1,905,793	273,750
Ningbo Hexin Equity Investment Partnership **	—	459,632	66,022
Accounts due to related parties:
Current:
Toshare Group Holding Limited	19,966	—	—
Tencent Group	458,147	1,502,892	215,877

*  The balance represents receivables due from the online payment platform operated by Tencent Group.

** The balance represents a loan to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Numerator:
Net loss	(525,115)	(10,217,125)	(6,967,603)	(1,000,834)
Deemed distribution to certain holders of convertible preferred shares	—	(80,496)	—	—
Contribution from certain holder of convertible preferred shares	26,413	—	—	—
Net loss attributable to ordinary shareholders	(498,702)	(10,297,621)	(6,967,603)	(1,000,834)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted	1,764,799	2,968,320	4,627,278	4,627,278

Loss per share – basic and diluted	(0.28)	(3.47)	(1.51)	(0.22)

In 2019, the Company issued 600,000 ordinary shares to its share depositary bank without consideration received by the Company for the issuance. 567,636 out of the total 600,000 ordinary shares were used to settle share-based compensation. The remaining 32,364 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share.

21. Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2017, 2018 and 2019, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB8,344,790 (US$1,198,654).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22. Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB30,795, RMB133,699 and RMB334,434 (US$48,038) for the years ended December 31, 2017, 2018 and 2019, respectively.

23. Commitments and Contingencies

(a)   Operating lease commitments

The Company leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year included in is Note 8.

(b)   Investment commitments

The Group's investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. The total investment commitments contracted but not yet reflected in the financial statements amounted to USD16,000.

(c)   Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. In July 2018, a complaint was filed against us in the U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on the platform. In August, 2019, the court dismissed all claims against the Group. Between August and December 2018, several putative shareholder class action lawsuits were filed against the Group and certain of its officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. In March 2020, the court granted the Group’s motion to dismiss the claims in the consolidated action in the SDNY. The California action remains in its preliminary stages, for which, the Group cannot reliably estimate the likelihood of an unfavorable outcome or any estimate of the amounts or range of any potential loss. As of December 31, 2019, the Group did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

(d)   Income Taxes

As disclosed in Note 18, the Group had unrecognized tax benefits. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

24.  Subsequent Events

Beginning in January 2020, the emergence and wide spread of the novel Coronavirus ("COVID-19") has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of the Group's revenues and workforce are concentrated in China. Consequently, the COVID-19 outbreak as a pandemic may adversely affect the Group’s business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Group's total revenues and downward adjustments or impairment to the Group's non-current assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related impact on the overall financial performance and outlook in 2020 cannot be reasonably estimated at this time.

On March 31, 2020, the Company announced that certain long-term investors have agreed to purchase through a private placement a total of US$1.1 billion of newly issued Class A ordinary shares of the company, representing approximately 2.8% of the company's total outstanding shares. The transaction was closed in early April 2020.

In April 2020, the Group entered into a subscription agreement in relation to the subscription of US$200 million convertible bonds issued by a third party listed on the Hong Kong Exchange. The convertible bonds bear interests at the coupon rate of 5% per annum with the maturity date falling on the third anniversary of the issue date, which may be extended to the fifth anniversary of the issue date at the election of the Group.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

25.  Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	5,541,746	661,714	95,049
Short-term investments	6,260,689	6,157,221	884,429
Prepayments and other current assets	18,789	17,906	2,572
Total current assets	11,821,224	6,836,841	982,050
Non-current assets
Intangible asset	2,579,338	1,994,292	286,462
Investments in subsidiaries, the VIE and subsidiaries of the VIE	4,440,777	21,053,370	3,024,127
Total non-current assets	7,020,115	23,047,662	3,310,589
Total assets	18,841,339	29,884,503	4,292,639

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accrued expenses and other liabilities	18,745	23,566	3,385
Total current liabilities	18,745	23,566	3,385

Convertible bonds	—	5,206,682	747,893
Other non-current liabilities	—	7,389	1,061
Total non-current liabilities	—	5,214,071	748,954
Total liabilities	18,745	5,237,637	752,339

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 2,381,240,988 issued and outstanding as of December 31, 2018;77,300,000,000 shares authorized, 2,575,580,988 issued and outstanding as of December 31, 2019)	78	84	12
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 authorized, 2,074,447,700 issued and outstanding as of December 31, 2018 and 2019)	64	64	9
Additional paid-in capital	29,114,527	41,493,949	5,960,233
Accumulated other comprehensive income	1,035,783	1,448,230	208,025
Accumulated deficits	(11,327,858)	(18,295,461)	(2,627,979)
Total shareholders' equity	18,822,594	24,646,866	3,540,300
Total liabilities and shareholders’ equity	18,841,339	29,884,503	4,292,639

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

25.  Condensed Financial Information of the Company (Continued)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Costs of revenues
Costs of online marketplace services	—	(491,069)	(619,733)	(89,019)
Total costs of revenues	—	(491,069)	(619,733)	(89,019)
Sales and marketing expenses	—	(4,106)	(47,746)	(6,858)
General and administrative expenses	(165)	(4,101)	(3,245)	(466)
Total operating expenses	(165)	(8,207)	(50,991)	(7,324)
Operating loss	(165)	(499,276)	(670,724)	(96,343)
Interest income	8,264	207,597	318,166	45,702
Interest expense	—	—	(144,132)	(20,703)
Foreign exchange gain	—	113	—	—
Other loss	—	—	(31)	(4)
Share of losses from subsidiaries, the VIE and subsidiaries of the VIE	(533,214)	(9,925,559)	(6,470,882)	(929,484)
Loss before income tax	(525,115)	(10,217,125)	(6,967,603)	(1,000,832)
Income tax expenses	—	—	—	—
Net loss	(525,115)	(10,217,125)	(6,967,603)	(1,000,832)

Other comprehensive income, net of tax of nil
Foreign currency translation difference, net of tax of nil	(47,681)	1,058,884	412,447	59,244
Comprehensive loss	(572,796)	(9,158,241)	(6,555,156)	(941,588)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash generated from operating activities	2,753	110,724	259,409	37,262
Cash flows from investing activities:
Proceeds from sales of short-term investments	—	—	6,049,590	868,969
Cash given to purchase of short-term investments	—	(6,146,370)	(5,998,024)	(861,562)
Cash given to subsidiaries, the VIE and subsidiaries of the VIE	(1,058,908)	(6,749,831)	(20,293,132)	(2,914,926)
Net cash used in investing activities	(1,058,908)	(12,896,201)	(20,241,566)	(2,907,519)
Cash flows from financing activities:
Proceeds from initial public offering	—	11,879,944	—	—
Costs incurred for the initial public offering costs	—	(356,313)	—	—
Proceeds from follow-on offering	—	—	8,194,597	1,177,080
Costs incurred for the issuance costs of follow-on offering	—	—	(200,769)	(28,839)
Proceeds from issuance of convertible bonds	—	—	7,073,101	1,015,987
Costs incurred for the issuance of convertible bonds	—	—	(106,344)	(15,275)
Proceeds from issuance of convertible preferred shares	1,446,906	5,824,568	—	—
Costs incurred for the issuance at convertible preferred shares	(15,369)	(3,842)	—	—
Repurchase of Class B Ordinary Shares	(32,677)	—	—	—
Net cash generated from financing activities	1,398,860	17,344,357	14,960,585	2,148,953
Exchange rate effect on cash, cash equivalents and restricted cash	(47,820)	319,221	141,540	20,331
Net increase/(decrease) in cash, cash equivalents and restricted cash	294,885	4,878,101	(4,880,032)	(700,973)
Cash, cash equivalents and restricted cash at beginning of year	368,760	663,645	5,541,746	796,022
Cash, cash equivalents and restricted cash at end of year	663,645	5,541,746	661,714	95,049

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

25.  Condensed Financial Information of the Company (Continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries, the VIE and subsidiaries of the VIE.

The parent company records its investment in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ''Investments in subsidiaries, the VIE and a subsidiaries of the VIE'' or ''Loss in excess of investments in subsidiaries, the VIE and subsidiaries of the VIE'' and their respective loss as ''Share of loss in subsidiaries, the VIE and a subsidiaries of the VIE'' on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIE subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.