Form 20-F
period 2020-12-31
Pinduoduo Inc.
filed 2021-04-30
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,545,065,888 Class A ordinary shares, par value US$0.000005 per share and 1,409,744,080 Class B ordinary shares, par value US$0.000005 per share, were outstanding as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	☐ Other

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

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.          Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

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

As a result, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. We also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. For the years ended December 31, 2016 and 2017, the changes in restricted cash of nil and RMB9,370.8 million, respectively were previously reported within net cash used in operating activities in the statements of cash flows. We adopted ASU No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right-of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheet as of December 31, 2019 and 2020, while the consolidated balance sheet data for the years ended December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC Topic 840 (“ASC 840”), Accounting for Leases. We adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the incurred loss methodology with a forward-looking current expected credit losses.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands, except for number of shares and per share (or ADS) data)
Selected Consolidated Statement of Comprehensive Loss Data:
Revenues
Online marketing services and others	—	1,209,275	11,515,575	26,813,641	47,953,779	7,349,238
Transaction services	48,276	531,416	1,604,415	3,328,245	5,787,415	886,960
Merchandise sales	456,588	3,385	—	—	5,750,671	881,329
Total revenues	504,864	1,744,076	13,119,990	30,141,886	59,491,865	9,117,527
Costs of revenues(1)	(577,870)	(722,830)	(2,905,249)	(6,338,778)	(19,278,641)	(2,954,581)
Gross (loss)/profit	(73,006)	1,021,246	10,214,741	23,803,108	40,213,224	6,162,946
Operating expenses
Sales and marketing expenses(1)	(168,990)	(1,344,582)	(13,441,813)	(27,174,249)	(41,194,599)	(6,313,349)
General and administrative expenses(1)	(14,793)	(133,207)	(6,456,612)	(1,296,712)	(1,507,297)	(231,003)
Research and development expenses(1)	(29,421)	(129,181)	(1,116,057)	(3,870,358)	(6,891,653)	(1,056,192)
Impairment of a long-term investment	—	(10,000)	—	—	—	—
Total operating expenses	(213,204)	(1,616,970)	(21,014,482)	(32,341,319)	(49,593,549)	(7,600,544)
Operating loss	(286,210)	(595,724)	(10,799,741)	(8,538,211)	(9,380,325)	(1,437,598)
Other (expenses)/income
Interest and investment income, net	4,460	80,783	584,940	1,541,825	2,455,366	376,301
Interest expense	—	—	—	(145,858)	(757,336)	(116,067)
Foreign exchange gain/(loss)	475	(11,547)	10,037	63,179	225,197	34,513
Change in the fair value of warrant liability	(8,668)	—	—	—	—	—
Other (loss)/income, net	(2,034)	1,373	(12,361)	82,786	193,702	29,686
Loss before income tax and share of results of equity investees	(291,977)	(525,115)	(10,217,125)	(6,996,279)	(7,263,396)	(1,113,165)
Income tax expenses	—	—	—	—	—	—
Share of results of equity investees	—	—	—	28,676	83,654	12,821
Net loss	(291,977)	(525,115)	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)
Net loss attributable to ordinary shareholders	(322,407)	(498,702)	(10,297,621)	(6,967,603)	(7,179,742)	(1,100,344)
Loss per share
Basic	(0.18)	(0.28)	(3.47)	(1.51)	(1.51)	(0.23)
Diluted	(0.18)	(0.28)	(3.47)	(1.51)	(1.51)	(0.23)
Shares used in loss per share computation
Basic	1,815,200	1,764,799	2,968,320	4,627,278	4,768,343	4,768,343
Diluted	1,815,200	1,764,799	2,968,320	4,627,278	4,768,343	4,768,343
Loss per ADS (each ADS representing four Class A ordinary shares)
Basic	(0.72)	(1.12)	(13.88)	(6.04)	(6.02)	(0.92)
Diluted	(0.72)	(1.12)	(13.88)	(6.04)	(6.02)	(0.92)
Weighted average number of shares
Basic	1,815,200	1,764,799	2,968,320	4,627,278	4,768,343	4,768,343
Diluted	1,815,200	1,764,799	2,968,320	4,627,278	4,768,343	4,768,343
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Costs of revenues	276	796	3,488	23,835	32,291	4,949
Sales and marketing expenses	563	1,675	405,805	860,862	1,093,547	167,593
General and administrative expenses	1,477	108,141	6,296,186	786,641	966,985	148,197
Research and development expenses	1,748	5,893	136,094	886,368	1,520,220	232,984
Total	4,064	116,505	6,841,573	2,557,706	3,613,043	553,723

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,319,843	3,058,152	14,160,322	5,768,186	22,421,189	3,436,198
Restricted cash(1)	—	9,370,849	16,379,364	27,577,671	52,422,447	8,034,091
Receivables from online payment platforms	10,282	88,173	247,586	1,050,974	729,548	111,808
Short-term investments	290,000	50,000	7,630,689	35,288,827	64,551,094	9,892,888
Prepayments and other current assets	40,731	127,742	953,989	950,277	5,159,531	790,733
Non-current assets:
Other non-current assets	15,000	5,000	182,667	503,120	7,275,305	1,114,989
Property, equipment and software, net	2,248	9,279	29,075	41,273	202,853	31,089
Total assets	1,770,751	13,314,470	43,182,063	76,057,336	158,908,614	24,353,811
Current liabilities:
Payable to merchants	1,116,798	9,838,519	17,275,934	29,926,488	53,833,981	8,250,419
Merchant deposits	219,472	1,778,085	4,188,273	7,840,912	10,926,319	1,674,532
Total current liabilities	1,414,296	12,109,507	24,359,469	45,767,806	83,882,077	12,855,492
Total mezzanine equity	782,733	2,196,921	—	—	—	—
Total shareholders’ (deficits)/equity	(426,278)	(991,958)	18,822,594	24,646,866	60,175,888	9,222,358
(1)	Restricted cash mainly represents cash received from buyers and reserved in a bank supervised account for payments to merchants

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	879,777	9,686,328	7,767,927	14,820,976	28,196,627	4,321,323
Net cash (used in)/generated from investing activities	(307,301)	71,651	(7,548,509)	(28,319,678)	(38,357,901)	(5,878,606)
Net cash generated from financing activities	486,538	1,398,860	17,344,357	15,854,731	51,798,996	7,938,543
Exchange rate effect on cash, cash equivalents and restricted cash	20,397	(47,681)	546,910	450,142	(139,943)	(21,447)
Net increase in cash, cash equivalents and restricted cash	1,079,411	11,109,158	18,110,685	2,806,171	41,497,779	6,359,813
Cash, cash equivalents at and restricted cash at beginning of the year	240,432	1,319,843	12,429,001	30,539,686	33,345,857	5,110,476
Cash, cash equivalents and restricted cash at end of the year	1,319,843	12,429,001	30,539,686	33,345,857	74,843,636	11,470,289

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

We commenced our commercial operations in 2015, and have a limited operating history. The number of our active buyers have grown exponentially to reach approximately 788.4 million in 2020. Our revenues grew from RMB30,141.9 million in 2019 to RMB59,491.9 million (US$9,117.5 million) in 2020. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, our online marketing services, from which we have generated almost all of our revenues since 2017, are a relatively new initiative and may not grow as quickly as we have anticipated. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. For example, the e-waybill system we launched in the first quarter of 2019, the livestreaming initiative we launched in November 2019 and Duo Duo Grocery we started in August 2020, each may require financial, personnel and other resources commitment over time and may not attract or retain enough users or otherwise perform in accordance with our expectations.

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

We believe that the recognition and reputation of our Pinduoduo or “拼多多” brand among our buyers, merchants and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a superior shopping experience to buyers;
●	maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;
●	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;
●	maintain or improve buyers’ satisfaction with our after-sale services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on our consumer experience or merchant service, internet and data security, product quality, price or authenticity, performance measures, or other issues affecting us or other e-commerce businesses in China.

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platform or that we or merchants on our platform do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. In particular, we have been and may continue to be subject to negative publicity based on claims and allegations related to intellectual property. For example, the Office of the U.S. Trade Representative, or USTR, identified our platform as a “notorious market” in the 2019 and 2020 Annual Special 301 Reports. The USTR may continue to identify our platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our buyer base, and our business and growth prospects may be materially and adversely affected.

Our merchants deliver their products to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.

Our merchants fulfil and deliver their orders through third-party logistics service providers, warehouse operators and/or pick-up point operators. Interruptions to or failures in services provided by these third parties could affect timely and successful delivery of the ordered products to our buyers. As we do not directly control or manage the operations of these third parties, we may not be able to guarantee their performance. Any failure to provide satisfactory services to our buyers, such as delays in delivery, product damage or product loss during transit, shutdown or termination of pick-up points may damage our reputation and cause us to lose buyers, and may ultimately adversely affect our results of operations. In addition, certain of these third parties may be influenced by our competitors when providing services to us. For example, if third-party logistics service providers raise the shipping rates for delivering products of merchants on our platform, our merchants may not be willing to bear the increased costs or be able to offer competitive prices for products on our platform. As a result, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If these third parties fail to deliver products to our buyers on time or in good condition, our buyers may refuse to accept merchandise purchased on our platform and have less confidence in our platform. In such event, we cannot assure you that our merchants or we will be able to find alternative cost-efficient service providers or operators to offer satisfactory services or pick-up points in a timely manner, or at all, which could cause our business and reputation to suffer or cause merchants and buyers to move to other platforms and have negative impact on our financial conditions.

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

We have incurred net losses since our inception. We incurred net loss of RMB7,179.7 million (US$1,100.3 million) in 2020, compared to net loss of RMB6,967.6 million in 2019. We cannot assure you that we will be able to generate net profits in the future. In addition, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to achieve profitability.

Our ability to achieve profitability depends on our ability to, among other things, increase our number of active buyers, grow and diversify our merchant base, and optimize our cost structure. We may not be able to achieve any of the above. In particular, our sales and marketing expenses increased substantially from RMB27,174.2 million in 2019 to RMB41,194.6 million (US$6,313.3 million) in 2020, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. If we continue to incur substantial sales and marketing expenses without being able to achieve the anticipated growth in active buyers and merchants, our operating results may be materially and adversely affected. As a result, we may fail to improve our operating margin, and may continue to incur net losses in the future. In addition, our ability to use our net losses to offset future taxable income may be subject to certain limitations, including limitations resulting from reorganization of our corporate structure and change of our primary operating entities. As such, we may not be able to fully utilize our net losses or at all, even if we were to achieve profitability.

We rely on certain key operating metrics to evaluate the performance of our business, and perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of COVID-19, which could significantly disrupt our operations.

We and our merchants are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us and our merchants and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, and asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. Reduction in product offering on our e-commerce platform and delay in delivery caused by the impairment of manufacturing and delivery capacity of our merchants and services providers may damage our reputation and cause us to lose buyers, and adversely affect our results of operations. While the events related to the outbreak of and response to the COVID-19 may be temporary and many of the COVID-19 quarantine measures within China have since been significantly relaxed as of the date of this annual report, the impact of the outbreak of COVID-19 on our financial performance for the period beyond 2020 cannot be reasonably estimated at this time. The extent to which the outbreak of COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others. In addition, our results of operations could be adversely affected to the extent that any epidemics or other catastrophic events, such as COVID-19, harm the Chinese economy in general.

Our success depends on the continuing efforts of our key employees. If we fail to hire, retain and motivate our key employees, our business may suffer.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of our management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our management and key personnel are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer.

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technology talents who can adapt to a dynamic, competitive and challenging business environment. For example, we may need to hire additional personnel with special sets of skills and experience for Duo Duo Grocery. Competition for talents is intense, and the availability of suitable and qualified candidates in China is limited. Competition for talents could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, these individuals may choose not to join or continue to work for us. Any failure to attract or retain management and key personnel could severely disrupt our business and growth.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since our inception, and we expect continued growth in our business, revenues and number of employees. We have significantly expanded our headcount and office facilities, and we anticipate that further expansion in certain areas and geographies will be required. Expansion in general increases the complexity of our operations and places significant strains on our management, operational and financial resources, and may cause additional risks and costs in relation to compliance, such as dealing with regulatory enforcement or labor disputes. We may continue to hire, train and effectively manage new employees and contractors. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees and contractors, our business, financial condition and results of operations may be materially harmed.

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

To effectively execute our business strategies and manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. For example, the e-waybill system that we launched in the first quarter of 2019, the livestreaming feature that we started in November 2019, and Duo Duo Grocery that we started in August 2020, each may require financial, personnel and other resources commitment over time, including recruitment of employees and contractors, development of new technologies, collaboration with new business partners, launch of additional promotional activities and investments in logistics infrastructure. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth or implement our strategies effectively, or at all, our business and prospects may be materially and adversely affected.

For example, we have developed an open, asset-light logistics technology platform. As the first pillar to such logistics technology platform, we launched our e-waybill system during the first quarter of 2019. Building on top of our e-waybill system, our aim is to build a platform that would provide technology solutions to our sizable and growing merchant base, and fundamentally improve their efficiencies and services to users as we deepen our relationships with them through C2M (Consumer-to-Manufacturer), cross-border e-commerce, and other initiatives. As a result of the development of this platform, we may incur additional costs and expenses, devote more management’s attention to its operations and compliance and allocate additional resources in dealing with potential disputes relating to its operations and intellectual property rights. In August 2020, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect goods the next day at nearby designated pickup points. We cannot assure you that we will be able to manage or operate this new business initiative successfully or effectively, such as providing the requisite services to the merchants, attracting and retaining capable employees and partners and leasing suitable facilities on commercially acceptable terms. Failure to manage and operate Duo Duo Grocery could materially and adversely affect our business, financial condition and results of operations.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under our current marketplace model, substantially all of products offered on our platform are supplied by merchants, who are separately responsible for sourcing and coordinating delivery of the products that are sold on our platform. In 2020, we had 8.6 million active merchants on our platform, offering a broad range of product categories. We have been and may continue to be subject to allegations and lawsuits claiming that products listed or sold through our platform by us or third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including but not limited to, proactively verifying the authenticity and authorization of products sold on our platform through working with brands and conducting offline investigations, blocking prior to product launch or immediately taking down any counterfeit or illegal products or misleading information found on our platform, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, these measures may not always be successful or timely. For example, in January 2018, we were required by the relevant government authorities to strengthen supervision on the qualifications of the distributors of publications on our platform and to respond effectively to claims of copyright infringement. We have taken a number of measures in accordance with such requirements including the implementation of a comprehensive system in reviewing and tracking the qualification status of the relevant merchants. In August 2018, we met with the officials from the relevant governmental authorities to discuss the alleged sale of counterfeit and infringing products on our platform upon their request. Shortly after the meetings, we adopted a number of remediation measures including more rigorous policies of closure of stores and removal of listings with infringing products from our platform. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. In addition, these measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account is suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platform or infringing or misleading content is posted on our user interface, we could face claims or be imposed penalties. Counterfeit products sold on our platform may damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platform. For example, in July 2018, a complaint was filed against us in U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. In 2019, the court dismissed all claims against us and awarded us attorney’s fees and costs due to the plaintiff’s frivolous and problematic claims. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us in the United States, we might be required to pay substantial damages or be enjoined from permitting further sale of the relevant products or activities by certain merchants. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability.

Moreover, the alleged sales of counterfeit products and third-party claims or administrative penalties related to them could result in significant negative publicity and our reputation could be severely damaged. For example, the Office of the U.S. Trade Representative, or USTR, identified our platform as a “notorious market” in the 2019 and 2020 Annual Special 301 Reports. The USTR may continue to identify our platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

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

In addition to fraudulent transactions with legitimate buyers, merchants on our platform may engage in fictitious transactions with themselves or collaborate with third parties in order to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm buyers by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. We are also aware that certain merchants and users engage in fictitious transactions on e-commerce platforms to facilitate illegal activities such as online gambling. Fictitious transactions may result in inflated GMV, total orders and other key metrics. Although we have implemented strict measures to detect and penalize merchants who engaged in fictitious transactions on our platform, there can be no assurance that such measures will be effective in preventing all fraudulent transactions or deter illegal activities.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. There were occasions where we found our employees accepting payments from merchants in exchange for preferential treatment on our platform, and we reported such behavior to the relevant government authorities.

Although we implement a zero-tolerance policy towards these activities and have not been charged with any wrongdoing, there can be no assurance that our controls and policies will prevent all fictitious, fraudulent or illegal activities by merchants, users or our employees or that similar incidents will not occur in the future. Any inquiries, investigations and other governmental actions associated with and negative publicity and user sentiment resulting from similar incidents could divert significant management time and attention, severely diminish consumer confidence in us and the value of our brand, and would materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platform. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.

The products sold on our platform may be defectively designed or manufactured, and offerings of defective products on our platform may expose us to liabilities associated with consumer protection laws. Third parties who purchased defective products sold by us and sustained personal injury or property damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. Also, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the manufacturer, provider or retailer of the products or services purchased by the consumer. For example, if we failed to provide a consumer with the name, address and contact details of the merchant that sold the defective product, we may be liable to compensate such consumer damages suffered by her. In addition, if we do not take appropriate remedial action against merchants for their actions that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. Moreover, applicable consumer protection laws in China provide that a platform will be held liable for failing to meet any undertaking that it made to consumers with regard to products listed on it. Furthermore, we are required to report violations of applicable consumer protection laws, regulations or administrative rules by merchants to the State Administration for Market Regulation, or SAMR, or its local branches, and take appropriate remedial measures, including ceasing to provide services to the relevant merchants, as a platform. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

We do not maintain product liability insurance for products transacted on our platform, and our rights of indemnity from the merchants or suppliers on our platform may not adequately cover us for any liability we may incur. Claims against us, even if they are eventually unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects.

In addition, the PRC government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business including the operation of our e-commerce platform and our market promotion activities. Compliance with these laws, regulations and rules may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties:

●	In August 2018, the Standing Committee of the National People’s Congress, or the NPC, promulgated the E-Commerce Law, which took effect in January 2019. According to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants on their platform infringe others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for product safety, or otherwise infringe upon consumers’ legitimate rights, will be held jointly liable with the merchants. Additionally, with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. We may be held responsible if fresh produce or other products sold through Duo Duo Grocery caused harm to the interests and health of consumers.

●	The E-Commerce Law requires e-commerce platform operators to take necessary actions if merchants on their platforms fail to display prominently on their platform web pages the information contained in their business licenses or administrative permits relating to their operating businesses. According to the E-Commerce Law, all e-commerce operators, including individuals and entities carrying out their business online and e-commerce platform operators and merchants on these platforms, should register with the relevant local branches of SAMR. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. E-commerce platform operators should provide the identity information of the merchants on their platforms to local branches of SAMR and procure the merchants who fail to make such registrations to comply with the registration requirements. Measures for the Supervision and Administration of Online Transactions promulgated by SAMR in 2021 also require e-commerce platforms to timely remind individual merchants to register with local branches of SAMR if their total annual transaction volume across different platforms exceeds RMB100,000. Our policy expressly requires all merchants on our platform to complete these registrations. We may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and we may be found liable under the E-Commerce Law and related regulations if we are deemed to have failed to implement the required procedures. The E-Commerce Law and the related regulations are relatively new and subject to implementation rules by local regulatory authorities. As such, we still face uncertainties in relation to their further interpretations and applications.
●	In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which became effective on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. As a platform operator, we are required by the interim provisions to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants, which will add more compliance costs and enforcement uncertainties. In addition, according to the PRC Anti-unfair Competition Law and relevant laws and regulations, business operators are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. If we are found to have violated these laws and regulations, we may be subject to fines and other administrative penalties. For example, in March 2021, SAMR fined five platforms a sum of RMB6.5 million, including RMB1.5 million against us, for unfair pricing conduct with respect to their online grocery businesses.
●	In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. As the guidelines were newly promulgated, it is still uncertain as to the specific impact on our business or results of operations and prospects. If we are found to have any non-compliance issues by relevant authorities, we may be subject to fines and other penalties.
●	In April 2021, SAMR, together with the Office of the Central Cyberspace Affairs Commission and the State Tax Bureau of China, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. It is still uncertain how the requirement will be implemented and whether further legislation and administration activities will be entailed. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of consumer protection, anti-monopoly and competition laws and regulations in the PRC, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

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

As we broaden our product offerings, we will need to work with a large number of new merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new merchants. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. In addition, our newly launched initiatives such as livestreaming and Duo Duo Grocery may face risks and uncertainties and may not grow successfully.

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

If services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, including the availability of our mini-program within Weixin and the entry point to our mini-program in Weixin Pay, our business may be materially and adversely affected. We may also encounter difficulties in implementing the Strategic Cooperation Framework Agreement, which may divert significant management attention from existing business operations. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection”. The law imposes heightened regulation and additional security and privacy protection obligations on operators of critical information infrastructure. The PRC National Security Law covers various types of national security, including technology security and information security. All the relevant laws and regulations may result in additional expenses to us and any non-compliance and misuse of or failure to secure personal information could have a negative impact on our financial results and may subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators, including the MIIT and the Cyberspace Administration of China, or the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction. In July 2020, the Standing Committee of the NPC published for public comment a draft Data Security Law, which provided that at the national level, varying levels of data protective measures will be applied based on the level of importance of the data and a centralized mechanism will be established for risk assessment, risk monitoring, early potential data security risk warning and emergency response. The draft Data Security Law also set forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. In addition, the Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, also prohibits collection of user information through coercive means by online platforms operators. Compliance with these laws, regulations and rules may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties and/or materially and adversely affect our financial conditions, operations and business prospects.

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

Furthermore, we expect that data security and data protection compliance will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and related business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license and approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and may apply for certain additional licenses with the government authorities in the future to maintain compliance especially when we take on new business activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Licenses, Permits and Filings”.

As of the date of this annual report, we have not been subject to penalties or other disciplinary action from the relevant governmental authorities regarding conducting our business without proper approvals, licenses and permits. However, we cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. As the online retail industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail and related businesses. If the PRC government considers us operating without proper approvals, licenses, filings, registrations or permits or promulgates new laws and regulations that require additional approvals, filings, registrations or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

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

On November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Live Streaming, or the Notice 78, which requires, among other things, platforms that provide live streaming to register their information and business operations. As the live streaming and e-commerce industries in China are still evolving rapidly, regulatory authorities may promulgate new laws and regulations from time to time to address new issues and regulate emerging activities. There also remains considerable uncertainties in the interpretation and implementation of existing laws and regulations applicable to business activities in live streaming and e-commerce. We cannot assure you that we will not be found in violation of any of the laws and regulations currently in effect due to the evolving interpretation and implementation of these laws and regulations.

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

We may be subject to inventory risk.

We operate an online direct sales business under which we acquire products from suppliers and sell them directly to buyers. The online direct sales business requires us to maintain and manage inventory. As a result, we are exposed to inventory risks that may adversely affect our operating results. We maintain and manage our inventory based on our understanding of our buyers’ needs. We may not be able to maintain and manage our inventory effectively due to seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer demand and spending patterns, spoilage and other factors. Demand for products can also change significantly between the time inventory is ordered and the date of sale. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins.

Our online marketing services constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

We derive a significant amount of our revenues from online marketing services and other related services. In July 2016, SAIC promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Internet Advertising Business”. Under the Internet Advertising Measures, our online marketing services and other related services constitute internet advertisement.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. We currently generate revenues primarily from online marketing services. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the merchants who purchase online marketing and related services or the relevant listings by these merchants. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

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

We have granted and may continue to grant options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2015 (the “2015 Plan”) and a share incentive plan in 2018 (the “2018 Plan”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under each of the share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment, and the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400 Class A ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. See “Item 4. Information on the Company-B. Compensation” for further details. We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act . In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2020. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures”.  If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In September 2019, we issued US$1 billion in aggregate principal amount of convertible senior notes due 2024 (the “2024 Notes”). The 2024 Notes do not bear regular interest, and will mature on October 1, 2024.

In November 2020, we issued US$2 billion in aggregate principal amount of convertible senior notes due 2025 (the “2025 Notes”). The 2025 Notes do not bear regular interest, and will mature on December 1, 2025.

We may not have sufficient funds to fulfill our payment obligations under the 2024 Notes and the 2025 Notes, including to repay the 2024 Notes and/or the 2025 Notes upon maturity, to settle conversions of the 2024 Notes and/or the 2025 Notes in cash, to repurchase the 2024 Notes and/or the 2025 Notes upon a tax redemption or an optional redemption thereof or, at the holders’ election, upon a fundamental change (as defined in the terms of the 2024 Notes and the 2025 Notes, respectively) or on the specified dates set forth in the terms of the 2024 Notes and/or the 2025 Notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the 2024 Notes, the 2025 Notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under the 2024 Notes and/or the 2025 Notes, which in turn may constitute a default under the existing and/or future agreements governing our indebtedness.

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

COVID-19 had a negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There was considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

We and certain of our directors and officers have been named as defendants in several lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Between August and December 2018, several putative shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of the outstanding lawsuit, if it proceeds. We may continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders and lawsuits arising from contractual disputes in the ordinary course of our business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, all or part of the defense costs, or any liabilities that may arise from these matters may not be covered by any insurance. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We may also be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Foreign ownership of certain parts of our businesses including value-added telecommunications services (“VATS”) is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

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

On March 15, 2019, the NPC approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. The Foreign Investment Law stipulates three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Regulations on the Foreign Investment Law does not stipulate whether contractual arrangements should be deemed as a form of foreign investment. Before clarification or confirmation by future laws, administrative regulations or provisions promulgated by the State Council on nature of contractual arrangements, there is no assurance that contractual arrangement would not be considered as foreign investment under the Foreign Investment Law. In addition, the Foreign Investment Law stipulates that activities constituting “foreign investment” includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to regulation on such contractual arrangements and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

The rights and functions of the Pinduoduo Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of the company, and the interests of the Pinduoduo Partnership may conflict with your interests.

Under our currently effective articles of association, the Pinduoduo Partnership, upon and for so long as certain conditions are satisfied, will be entitled to nominate two executive directors (if there are no more than 5 directors on the board of directors) or three executive directors (if there are more than 5 but no more than 9 directors on the board of directors) and nominate the chief executive officer candidate of our company. Such executive director candidate duly nominated by the Pinduoduo Partnership shall be approved and appointed by our board of directors and serve as an executive director of our company until expiry of his or her terms (if any), removal by the Pinduoduo Partnership, the shareholders by an ordinary resolution or vacation of office if such executive director, among other things, resigns his office by notice in writing to us or dies or is found to be or becomes of unsound mind. The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with the then effective articles of association of the company, the Pinduoduo Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidates nominated by the Pinduoduo Partnership consecutively, the board of directors may then nominate and appoint any person to serve as our chief executive officer in accordance with the then effective articles of association of the company. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Pinduoduo Partnership”. This governance structure and contractual arrangements will limit your ability to influence corporate matters, including the matters determined at the board level.

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

Our VIE contributed 77.3%, 58.5% and 65.1% of our consolidated total revenues in 2018, 2019 and 2020, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

Although the shareholders of our VIE hold equity interests on record in our VIE, each such shareholder has irrevocably authorized Hangzhou Weimi to exercise his rights as a shareholder of our VIE pursuant to the terms of the relevant shareholders’ voting rights proxy agreement. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in our VIE, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which we have control over and are the primary beneficiary of our VIE. These shareholders of our VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure”. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) to the extent applicable, the spouse of each of the shareholders of our VIE has executed a spousal consent letter, under which the spouse agrees not to raise any claim against the equity interest, and to take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual agreements shall be equally effective and binding on the heirs and successors of the parties thereto, or that our VIE shall not assign or delegate its rights and obligations under the contractual agreements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese economy in 2020 was severe. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.7%, 6.0% and 2.3% in 2018, 2019 and 2020, respectively. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

Shanghai Xunmeng, a subsidiary of our VIE, was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2020. Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., a subsidiary of ours located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and has been applying such preferential tax rate since then. The preferential tax rate was available from 2014 to 2020. Government subsidies and preferential tax treatments are subject to discretions of the relevant governmental authorities and our eligibility for them are therefore out of our control. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering, follow-on offerings or convertible senior notes offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, payments when due on the 2024 Notes or the 2025 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of December 31, 2020, we had used some hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The M&A Rules also requires that in accordance with the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008, any merger and acquisitions of domestic enterprises by foreign investors which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We are subject to anti-monopoly laws and regulations with respect to investments in or by us. According to the Anti-Monopoly Law, companies conducting certain investments and acquisitions relating to businesses in China as described under the Anti-Monopoly Law must file a notification with the PRC regulator in advance. Furthermore, in February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector and included concentrations involving companies with VIE structure within the ambit of SAMR’s merger control review, if certain reporting thresholds are met. Any failure or perceived failure to comply with the relevant anti-monopoly laws and guidelines relating to investments in or by us may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans”.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans”.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such lease with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine or a portion thereof is imposed on the lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us. Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. As a result, there is a risk that these lessors may not have the right to lease such properties to us, in which case the relevant lease agreements may be deemed invalid or we may face challenges from the property owners or other third parties regarding our right to occupy the premises. We are not aware of any actions, claims or investigations being initiated by third parties or competent governmental authorities with respect to the defects in our leased real properties. However, if we are unable to continue our operations on the current premises and cannot find a suitable replacement in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter market in the U.S.

Our auditor is registered with the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. Our auditor is also located in China, a jurisdiction which does not allow the PCAOB to conduct inspections without the approval of the Chinese authorities. As a result, we understand that our auditor is not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges.

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

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has ranged from US$16.53 to US$202.82 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our brand, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	convertible arbitrage strategy employed by certain investors in the convertible notes offered in the 2024 Notes and/or the 2025 Notes, including related short selling of our ADS; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, such as the putative class action lawsuits we disclosed in the “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”. These putative class action suits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations. Moreover, these class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages or indemnification claims, which could have a material adverse effect on our financial condition and results of operations.

Conversion of the 2024 Notes or the 2025 Notes may dilute the ownership interest of the existing shareholders, including holders who had previously converted their 2024 Notes or 2025 Notes.

The conversion of some or all of the 2024 Notes and/or the 2025 Notes, will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs, if any, issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the 2024 Notes and/or the 2025 Notes may encourage short selling by market participants because the conversion of the 2024 Notes and/or the 2025 Notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the 2024 Notes and/or the 2025 Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The Chinese central government is currently proposing new rules that would allow Chinese technology companies listed outside China to list on the mainland stock market through the creation of CDRs. Once the CDR mechanism is in place, we might consider and be encouraged by the evolving Chinese governmental policies to issue CDRs and allow investors to trade our CDRs on Chinese stock exchanges. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

We may incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC, for example, adoption of policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. We cannot predict or estimate with certainty the amount of compliance costs we may incur or the timing of such costs.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We relied on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders meeting in 2019. We relied on our home country practice exemption with respect to the requirement for shareholders’ approval for amending share incentive plans and did not seek shareholders’ approval for the amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and based upon our current and expected income and assets, including goodwill, and the current and projected value of our ADSs, we do not expect to be a PFIC in the current taxable year or for the foreseeable future.

While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. If it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” in this annual report.

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

On July 26, 2018, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “PDD.” We raised approximately US$1.7 billion in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us. In February 2019, we completed a follow-on public offering, and raised approximately US$1.2 billion in net proceeds after deducting underwriting discounts and offering expenses payable by us. In September 2019, we completed an offering of US$1.0 billion in aggregate principal amount of convertible senior notes due 2024. In April 2020, we raised US$1.1 billion in net proceeds from the private placement of our Class A ordinary shares to certain long-term investors. In November 2020, we completed (i) an offering of US$2.0 billion in aggregate principal amount of convertible senior notes due 2025, and (ii) a concurrent follow-on public offering, which raised approximately US$4.1 billion in net proceeds after deducting underwriting discounts and offering expenses payable by us. In December 2020, we raised US$500 million in net proceeds from the private placement of our Class A ordinary shares to a global institutional investor.

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

B.        Business Overview

Our Pinduoduo mobile platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. As a result of our innovative business model, we have been able to quickly expand our buyer base and establish our brand recognition and market position. Our GMV in 2018, 2019 and 2020 was RMB471.6 billion, RMB1,006.6 billion and RMB1,667.6 billion (US$255.6 billion), respectively. In 2018, 2019 and 2020, the number of total orders placed on our Pinduoduo mobile platform reached 11.1 billion, 19.7 billion and 38.3 billion, respectively.

We pioneered an innovative “team purchase” model on our platform. Buyers can access our platform and make team purchases by either visiting our platform directly or through popular social networks, such as Weixin and QQ. They are encouraged to share product information on such social networks, and invite their friends, family and social contacts to form a shopping team to enjoy the more attractive prices available under the “team purchase” option. As a result, buyers on our platform actively introduce us and the products available on our platform to their friends, family and social contacts, some of whom may be new to our platform. New buyers in turn further refer our platform to their broader family and social networks, generating low-cost, effective and organic traffic and frequent interactions and leading to the exponential growth of our buyer base. In 2018, 2019 and 2020, the number of active buyers on our platform reached 418.5 million, 585.2 million and 788.4 million, respectively.

Our active buyer base helps attract merchants to our platform, and the scale of our sales volume encourages merchants to offer even more competitive prices and customized products and services to buyers, thus forming a virtuous cycle. In 2020, we had 8.6 million active merchants on our platform, offering a broad range of product categories.

Our “team purchase” model transforms online shopping into a dynamic social experience. We consciously build our platform to resemble a “virtual bazaar” where buyers browse and explore a full spectrum of products while interacting with one another. In contrast to the conventional search-based “inventory index” model, our platform brings out the fun and excitement of discovery and shopping. This embedded social element fosters a highly engaged user base.

Not only is the “team purchase” model an efficient tool for user engagement and expansion, it also encourages users to give feedback and actively participate in improving the supply chain efficiency of the retail market. Through demand aggregation, user preferences and feedback can be channeled to merchants quickly and directly so that merchants can adjust their product designs and production and sales plans accordingly. As a result, upstream suppliers who used to manufacture for other brands joined our “New Brand” initiative and are transformed into manufacturers of their own brands under the “C2M” (Consumer-to-Manufacturer) model.

We leveraged our platform and developed the “Internet + Agriculture” initiative to facilitate direct sales between small-scale farmers and consumers. By making recommendations to consumers based on our understanding of their shopping preferences, we are able to aggregate demand, thereby generating large volumes of orders for our farmer merchants. The large demand helps the farmers to be less dependent on distributors and makes it possible for them to sell directly to consumers, thereby improving the overall supply chain efficiency and reducing cost. Through such an initiative, consumers get fresher and safer products for lower prices, while farmers earn more, which can be reinvested in their farming practices and technology to further improve production efficiency and quality. We work with local governments and academia to facilitate modernization of farming practices and improve production efficiency in rural China through our “Duo Duo Farm” initiative. We also fund research and invest in technology in agriculture with the objective of improving food production, quality control and food safety. In August 2020, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect goods the next day at nearby designated pickup points.

We have experienced substantial growth since our inception in 2015. We currently generate revenues primarily from online marketing services. Our revenues grew from RMB13,120.0 million in 2018 to RMB30,141.9 million in 2019, and further to RMB59,491.9 million (US$9,117.5 million) in 2020. We incurred net loss of RMB10,217.1 million, RMB6,967.6 million and RMB7,179.7 million (US$1,100.3 million) in 2018, 2019 and 2020, respectively.

Our Platform

We conduct our business primarily through our Pinduoduo mobile platform. Buyers come to our platform to browse, explore and purchase attractive value-for-money merchandise from third-party merchants. The scale of our sales volume attracted merchants to our platform, and encouraged them to offer more competitive prices and customized products and services to buyers. Since our inception, the number of our active buyers and active merchants grew exponentially, and reached approximately 788.4 million and 8.6 million, respectively, in 2020. In 2018, 2019 and 2020, the number of total orders placed on our Pinduoduo mobile platform reached 11.1 billion, 19.7 billion and 38.3 billion, respectively.

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

With the seamless integration of our platform with major social networks in China, such as Weixin and QQ, our buyers can quickly and smoothly find other potential buyers to form teams either directly on our app or through sending team purchase invitations, or sharing product information or their Pinduoduo shopping experiences with their friends, family and social contacts. The act of sharing is then rewarded by the more attractive purchase price offered through the team purchase option. The embedded social element helps foster a highly engaged user base.

We cooperate with leading third-party online payment service providers in China, including Weixin Pay, QQ Wallet, Alipay and Apple Pay, and enable our buyers to make payments for their purchases easily and efficiently. We do not depend on any particular provider for such services.

Upon an individual purchase order or once a team purchase order is formed on our platform and confirmed to the applicable merchant, the merchant will handle the fulfillment, select the most suitable third-party logistics service provider and arrange for the delivery of products to the buyers. In order to provide our merchants a more efficient integration with third-party logistics service providers, and to provide our buyers greater visibility on the delivery statuses of their purchase orders, we launched our proprietary e-waybill system in the first quarter of 2019. Our e-waybill system is a paperless, digital platform that automates the bulk printing of shipment labels, track and record orders fulfillment history and shipment status, and generate real-time shipment tracking and alerts for our buyers. Most of China’s major third-party logistics service providers have integrated their backend systems with our e-waybill system. Most of our merchants now use our e-waybill system to initiate shipment orders with the third-party logistics service providers they select.

Our Buyers

Direct buyer traffic to our platform is primarily generated from word-of-mouth referrals by our existing buyers as well as the effect of our marketing campaigns. A portion of our buyer traffic comes from our user recommendation or product introduction feature which buyers can share with friends or contacts through social networks such as Weixin and QQ. In addition, buyers may also access our platform and make purchases via our mini-program within Weixin. The user interface of our mini-program is substantially identical to our own mobile app with the same product offerings by the same merchants.

Our Merchandise Selection

We provide a comprehensive suite of product categories on our platform, including apparel, shoes, bags, mother and childcare products, food and beverage, fresh produce, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Our GMV in 2018, 2019 and 2020 was RMB471.6 billion, RMB1,006.6 billion and RMB1,667.6 billion (US$255.6 billion), respectively. In 2020, our platform had 8.6 million active merchants.

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

At the same time, we implement strict policies and control measures aimed at ensuring the accuracy of product descriptions on our platform. Our merchant onboarding system is integrated with an identity verification system. After a merchant undergoes our registration process and is admitted to our platform but before it is allowed to place any merchandise on our platform or launch a sales event, it must make a deposit to guarantee its compliance with our platform’s policies and rules, and the amount of such deposit varies depending on merchant type and merchandise category. Before the product information is posted on our platform, we leverage our artificial intelligence-based screening system to identify potential issues and submit questionable merchandise for further review and verification. After product information is posted, our system continues to monitor and conduct semantic analysis on buyer reviews, the results of which are used as inputs for evaluation of the associated merchant’s compliance with our policies. If a merchant is found to have violated our policies, such merchant is required to compensate the buyers in accordance with the service agreement with the merchant on our platform. In addition to responding to buyer complaints, our dedicated merchandise control team also conducts sample test purchases to verify whether product descriptions match the products delivered. A merchant’s record of compliance, together with other factors such as its sales volume and buyer feedback and reviews, is taken into account when our platform compiles such merchant’s ranking, which may affect the level of exposure it receives on our platform and in turn may affect its sales volume. We invest in technical capabilities relating to keyword identification, filtering images, text and video recognition and the development of a blacklisting mechanism. We also reward merchants who sell high-quality products and provide superb services with preferential transaction services fee rates, as part of our continued efforts to improve user experience, thereby creating a virtuous cycle that attracts high-quality merchants and weeds out counterfeit and infringing goods.

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

“New Brand” Initiative

In December 2018, we established a “New Brand” initiative to help upstream suppliers, primarily manufacturers, to launch their own brands. By leveraging the traffic on our platform and directing users to discover these value-for-money products, we are able to jump-start the growth of these domestic brands with a steady source of demand. With larger order volumes, these manufacturers are able to realize greater economies of scale and can re-invest those savings by sharing them with consumers or putting them into product development and marketing to build awareness of their own brands. Our platform also channel consumer feedback to manufacturers, giving them guidance on emerging trends and consumer preferences and helping them manage their inventory or improve product designs. In the first phase of the program, we worked with more than 1,500 suppliers, launched more than 4,000 products and generated over 460 million cumulative orders.

Digitizing Agriculture

Under our “Internet + Agriculture” initiative, we leverage our platform to facilitate direct sales between farmers and consumers. By making recommendations to consumers based on our understanding of their shopping preferences, we are able to aggregate demand, thereby generating large volumes of orders for our farmer merchants. The aggregated demand helps them to be less dependent on distributors and makes it possible for them to sell directly to consumers, thereby improving the overall supply chain efficiency and reducing cost.

Through such an initiative, consumers get fresher and safer products for lower prices while farmers earn more, which can be reinvested in their farming practices and technology to further improve production efficiency and quality. This market we created for fresh produce will also enable the logistics companies to optimize their procedures for delivering fresh produce and reduce spoilage during the delivery process, resulting in savings along the supply chain.

We continue to focus on digitization of China’s agriculture value chain as a long-term strategic priority. Our aim is to drive further e-commerce penetration in this segment by improving the efficiencies across the entire value chain and to generate sustainable value to our consumers, our farmer merchants and other ecosystem partners. We take a systems-based approach to this and view the entire agricultural value chain in three key parts: upstream production, midstream transportation and downstream consumption.

At the upstream, we work with farmers and local partners to reorganize small-scale farms into co-operatives and introduce know-how and technology in sustainable and precision farming to achieve better efficiency and economies of scale. At the midstream, we continue to explore potential collaboration with logistics companies to develop a nationwide logistics network optimized for the delivery of perishable agricultural goods. At the downstream, we help farmers sell directly to our users and provide trainings to farmers on operating online agriculture business. We seek to create long-term structural changes that would improve our users’ experience in buying agricultural products online and contribute to the value creation of the agriculture industry.

Duo Duo Grocery

In August 2020, we started Duo Duo Grocery, our next-day grocery pick-up service. The service caters to the rising consumer demand for more timely and better value-for-money goods without home delivery requirements. Through Duo Duo Grocery, we connect local farmers and distributors directly to local consumers on a daily basis and provide supporting services on the delivery of such goods to consumers. Each day consumers place their orders with merchants through the Duo Duo Grocery channel. The merchants supply the ordered items overnight to regional warehouses. The sorted goods are then delivered from regional warehouses to designated pickup points the next day, where consumers can pick up their purchases.

Technology

Our smooth operations and rapid growth are supported by our proprietary technology. Our leading technology team have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2020, we had a technology team of more than 4,800 engineers. Many of our engineers have post-graduate degrees and had prior working experience in Google, Microsoft and leading internet companies in China.

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

Marketing

We have been able to build a large base of loyal buyers primarily through word-of-mouth referrals via social networks. To enhance our brand awareness, we conduct online and offline marketing and brand promotion activities such as online advertisements and television commercials. Furthermore, we offer coupons to consumers from time to time.

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

Intellectual Property

As of December 31, 2020, we owned 51 computer software copyrights in China relating to various aspects of our operations and maintained approximately 658 trademark registrations inside China and 56 trademark registrations outside China. We also had 339 trademark applications inside China. Our registered domain names include www.pinduoduo.com, among others.

Corporate Social Responsibility and Our Impact

Corporate social responsibility has been central to how we do business, starting with operating with integrity in all we do and extending to serving the community at large in China. We are committed to leveraging our marketplace to better the lives of millions and to promote sustainable development. In 2020, we supported our community of merchants and users through the challenges imposed by the COVID-19 pandemic, and we contributed to the subsequent economic recovery. We also continued our efforts to promote digital inclusion of rural communities around China and thereby helping to alleviate poverty across the country.

Through our “Internet + Agriculture” initiative, our platform connects millions of farmers to the digital economy. We coached farmers on setting up stores online, provided them with access to end demand, and helped them to increase their household income. We trained young men and women from rural areas to become e-commerce savvy “new farmers.” Many of them became champions for digital inclusion, often catalyzing a multiplier effect and wealth creation for their local communities.

Our efforts in combating poverty through digital inclusion were recognized by China’s central government in February 2021, where we were one of three technology companies commended for their outstanding contributions to China’s poverty alleviation drive. We expect to continue our efforts to promote digital inclusion of rural communities in 2021.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are in principal governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. Pursuant to relevant regulations, foreign-invested projects are classified into three categories: “encouraged,” “restricted” and “prohibited.” Industries not listed in these three categories are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Formation of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed in industries in the prohibited category.

In addition to restrictions on shareholding ownership by foreign investors, there are also requirements on corporate governance practice, such as the composition of board or senior management. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers) falls within a negative list, and foreign investors are not allowed to hold more than 50% of the total shares in such business.

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

Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. This new law is now the foundation for regulation on foreign investments in China. The Foreign Investment Law implements a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law stipulates three forms of foreign investments, but does not explicitly name contractual arrangements as a form of foreign investments. Notwithstanding the above, the Foreign Investment Law sets a very broad definition of “foreign investment” to catch any activities where foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to classify contractual arrangements as a form of foreign investments. In that case our contractual arrangements might be deemed to be in violation of the foreign investment restriction. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Value-Added Telecommunication Business Operating Licenses

In September 2000, the Telecommunications Regulations of the People’s Republic of China were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the regulation, telecommunications service providers are required to obtain operating licenses prior to commencement of operations. It draws a distinction between “basic telecommunications services” and “value-added telecommunications services.” In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), under which both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, were categorized as value-added telecommunication services. This catalog further specifies the scope of  information service business, which covers information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

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

Our consolidated affiliated entity, Shanghai Xunmeng, the main operating entity which provides platform service to third-party merchants for their sales of products, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet information services (excluding information search and inquiry services and real-time interactive information services) from Shanghai Communications Administration, and this license will expire in August 2022. Another consolidated affiliated entity, Hangzhou Aimi, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet information services (excluding information search and inquiry services and real-time interactive information services). The license was issued by Zhejiang Communications Administration and is scheduled to expire in December 2025.

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

In August 2018, the Standing Committee of the NPC promulgated the E-Commerce Law, which took effect in January 2019. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants on the platform. For example, the E-Commerce Law requires e-commerce platform operators to respect and indiscriminately protect consumers’ legitimate rights and provide options to consumers, and also requires e-commerce operators to clearly point out to consumers their bundle sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such bundle sales by default. E-commerce platform operators are required under the E-Commerce Law to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided on the platform. The E-Commerce Law also requires any e-commerce platform operator to develop, and continuously publish or make publicly available by a prominent link on its home page, its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to registration and de-registration on the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenient and full access to reading and downloading such service agreement and transaction rules by merchants and consumers. Moreover, according to the E-Commerce Law, e-commerce platform operators, who fail to take necessary actions when they know or should have known any intellectual property infringement, product defects or other infringement of consumer rights by any merchant on the platform, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. In addition, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses. Failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

In December 2018, SAIC issued the “Opinions on Doing Well in E-Commerce Operator Registration,” which requires e-commerce operators, including individuals and entities carrying out business online and e-commerce platform operators and merchants on these platforms, to register with the local branches of SAIC. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. Pursuant to these opinions, the e-commerce platform operators shall provide identity information of the merchants on their platform to local branches of SAIC and prompt the merchants failing to make such registrations to comply with the relevant registration requirements. Measures for the Supervision and Administration of Online Transactions promulgated by SAMR in 2021 also require e-commerce platforms to timely remind individuals engaging in online transaction activities across different platforms to register with local branches of SAMR if their cross-platform total annual transaction volume exceeds RMB100,000.

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

On November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Live Streaming, or the Notice 78, which requires, among other things, platforms that provide live streaming to register their information and business operations. Pursuant to the circular, internet platforms that operate live streaming business are subject to a series of compliance requirements covering the areas of, among other things, maintenance of sufficient content review staff, training and registration of the content review staff and dynamic adjustment of the content review protocols. Online e-commerce live streaming platforms are required to design mechanisms for qualification verification and real-name authentication of e-commerce business owners and individuals who conduct live streaming marketing on their platforms and keep complete records.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The NPC has enacted the Decisions on Preserving Internet Security, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may revoke its operating license and shut down its websites.

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

The Civil Code of the PRC, effective on January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant online user for the extended damages.

We are subject to the Civil Code of the PRC, the PRC Consumer Rights and Interests Protection Law, and the Online Trading Measures as an e-commerce platform service provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Anti-unfair Competition and Anti-monopoly

On April 23, 2019, the Standing Committee of the NPC amended the PRC Anti-unfair Competition Law, pursuant to which business operators may not engage in anti-competitive activities including but not limited to, unduly influencing transactions, confusing or defrauding consumers, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law and related regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

After its promulgation, the relevant PRC anti-monopoly authorities further strengthened enforcement under the Anti-monopoly Law. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of SAMR’s merger control review, if certain reporting thresholds are met.

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

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, effective from December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Company Law and the Foreign Investment Law. Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

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

On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, which, among other things, non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with relevant PRC laws and regulations.

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

C.        Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIE and its principal subsidiary, as of the date of this annual report:

Pinduoduo Inc.
(Cayman Islands)
100%
HongKong Walnut Street Limited
(Hong Kong)
100% (through offshore holding entities)
Outside PRC
Inside PRC
100%
100%
100%
Hangzhou Weimi Network Technology Co., Ltd. ("Hangzhou Weimi")
Walnut Street (Shanghai) Information Technology Co., Ltd.
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd.
Shanghai Yucan Information Technology Co., Ltd.
Hangzhou Aimi Network Technology Co., Ltd.(1) ("Hangzhou Aimi")
100%
Shanghai Xunmeng Information Technology Co., Ltd. ("Shanghai Xunmeng")
Equity interest
Contractual arrangements

Note:

(1)	Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which we have control over and are the primary beneficiary of Hangzhou Aimi.

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

Agreements that provide us effective control over our VIE

Shareholders’ Voting Rights Proxy Agreement. Pursuant to the amended and restated shareholders’ voting rights proxy agreement dated July 15, 2020, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, each shareholder of Hangzhou Aimi irrevocably authorized Hangzhou Weimi or any person(s) designated by Hangzhou Weimi to exercise such shareholder’s rights in Hangzhou Aimi, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in Hangzhou Aimi, the power to propose to convene an extraordinary shareholders meeting, and other shareholders’ voting rights permitted by the Articles of Association of Hangzhou Aimi. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Hangzhou Aimi.

Equity Pledge Agreement. Pursuant to the amended and restated equity pledge agreement dated July 15, 2020, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi pledged all of their equity interests in Hangzhou Aimi to Hangzhou Weimi to guarantee their and Hangzhou Aimi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hangzhou Weimi in enforcing such obligations of Hangzhou Aimi or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Hangzhou Aimi, Hangzhou Weimi, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Aimi and priority in receiving the proceeds from such disposition. The shareholders of Hangzhou Aimi agree that, without Hangzhou Weimi’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Spousal Consent Letter. Pursuant to each spousal consent letter, the spouse of the signing shareholder of our VIE unconditionally and irrevocably agreed that the equity interest in Hangzhou Aimi held by such shareholder and registered in his name will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement. The spouse of the signing shareholder of our VIE agreed not to assert any rights over the equity interest in Hangzhou Aimi held by the signing shareholder. In addition, in the event that the spouse of the signing shareholder of our VIE obtains any equity interest in Hangzhou Aimi held by the signing shareholder for any reason, the spouse agreed to be bound by the contractual arrangements.

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

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreement date July 15, 2020, by and among Hangzhou Weimi, Hangzhou Aimi and each of the shareholders of Hangzhou Aimi, each of the shareholders of Hangzhou Aimi irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Hangzhou Aimi, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Hangzhou Aimi has granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hangzhou Aimi’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. Each of the shareholders of Hangzhou Aimi undertakes that, without the prior written consent of Hangzhou Weimi or us, they may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. Unless terminated by Hangzhou Weimi at its sole discretion, the exclusive option agreement will remain effective until all equity interests in Hangzhou Aimi held by the shareholders of Hangzhou Aimi and all assets of Hangzhou Aimi are transferred or assigned to Hangzhou Weimi or its designated representatives.

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

D.        Property, Plant and Equipment

As of December 31, 2020, our principal executive offices were located on leased premises comprising approximately 56,871 square meters in Shanghai, China. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our ability to attract and retain buyers and increase buyer activities

User experience is our utmost priority. Attracting, engaging and retaining buyers have been our key focuses since our inception. We measure our effectiveness in attracting and retaining buyers through several key performance indicators, including our active buyers, GMV, annual spending per active buyer and average monthly active users. In 2020, we achieved 788.4 millions of active buyers, RMB1,667.6 billion (US$255.6 billion) of GMV, and RMB2,115.2 (US$324.2) of annual spending per active buyer. For the three months of October to December of 2020, the average monthly active users on our platform was 719.9 million.

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

Our ability to establish and maintain relationships with merchants

In addition to the scale and engagement of active buyers, our growth is also driven by the scale of merchants on our platform. In 2020, the number of active merchants on our platform reached 8.6 million. Merchants are attracted to our platform by our large buyer base and scale of sales volume as well as targeted online marketing and other services provided by us. The increase in the number of active merchants leads to more competitive prices and broader product categories offered on our platform, which in turn helps us attract more buyers, generating powerful network effects.

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

Our ability to provide innovative online marketplace services and broaden service offerings

We currently generate revenues primarily from online marketplace services that we provide to merchants. We believe that increasing the value and variety of our online marketplace services and the consequent return on investment to merchants from utilizing these services will increase demand for our services. We aim to enhance the value of our online marketplace services through such means as broadening our service offerings, increasing the size and engagement of our buyer base, improving recommendation features, developing innovative marketing services, and improving the measurement tools available to merchants. For example, in August 2020, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect goods the next day at nearby designated pickup points.

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more buyers and merchants to our platform. Our costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platform and others, such as costs and expenses attributable to merchandise sales, delivery and storage fees, bandwidths and server costs, amortizations, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, merchant support services, surcharges and other expenses directly attributable to the online marketplace services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB13,441.8 million in 2018 to RMB27,174.2 million in 2019, and further to RMB41,194.6 million (US$6,313.3 million) in 2020, while sales and marketing expenses as a percentage of our revenues decreased from 102.5% in 2018 to 90.2% in 2019, and further decreased to 69.2% in 2020.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In early 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. Many of the quarantine measures within China have since been significantly relaxed as of the date of this annual report. However, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2021 and the periods beyond cannot be reasonably estimated at this time.

As of December 31, 2020, we had cash and cash equivalents of RMB22,421.2 million (US$3,436.2 million) and short-term investments of RMB64,551.1 million (US$9,892.9 million). Our short-term investments mainly include time deposits and wealth management products in financial institutions, which are highly liquid. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of COVID-19, which could significantly disrupt our operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

Under our current business model, we generate revenues primarily from online marketing services. We also generate revenues from transaction services and merchandise sales. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Online marketing services and others	11,515,575	87.8	26,813,641	89.0	47,953,779	7,349,238	80.6
Transaction services	1,604,415	12.2	3,328,245	11.0	5,787,415	886,960	9.7
Merchandise sales	—	—	—	—	5,750,671	881,329	9.7
Total revenues	13,119,990	100.0	30,141,886	100.0	59,491,865	9,117,527	100.0

Online marketing services and others. We provide online marketing services primarily to allow merchants to bid for keywords that match product listings appearing in search results on our platform and advertising placements such as banners, links and logos. The placement and the price for such placement are determined through an online bidding system.

Transaction services. We charge merchants fees for transaction-related services that we provide to merchants on our platform. As part of our continued efforts to improve user experience, we reward merchants who sell high-quality products and provide superb services with preferential fee rates.

Merchandise sales. We generate a small portion of revenues from online direct sales, where we acquired products from suppliers and sold them directly to users.

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Costs of revenues:
Payment processing fees	(639,290)	22.0	(341,879)	5.4	(1,545,564)	(236,868)	8.0
Costs associated with the operation of our platform and others	(2,265,959)	78.0	(5,996,899)	94.6	(17,733,077)	(2,717,713)	92.0
Total costs of revenues	(2,905,249)	100.0	(6,338,778)	100.0	(19,278,641)	(2,954,581)	100.0

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platform and others, such as costs and expenses attributable to merchandise sales, delivery and storage fees, bandwidths and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, merchant support services, surcharges and other expenses directly attributable to the online marketplace services.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(13,441,813)	64.0	(27,174,249)	84.0	(41,194,599)	(6,313,349)	83.1
General and administrative expenses	(6,456,612)	30.7	(1,296,712)	4.0	(1,507,297)	(231,003)	3.0
Research and development expenses	(1,116,057)	5.3	(3,870,358)	12.0	(6,891,653)	(1,056,192)	13.9
Total operating expenses	(21,014,482)	100.0	(32,341,319)	100.0	(49,593,549)	(7,600,544)	100.0

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

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Xunmeng, a subsidiary of our VIE, was recognized as a “high and new technology enterprise” in November 2018 and was eligible for a preferential tax rate of 15% from 2018 to 2020. Xinzhijiang, a subsidiary of ours established in April 2018, located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and has been applying such preferential tax rate since then. The preferential tax rate is available from 2014 to 2020.

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

As disclosed in “Item 3. Key Information—A. Selected Financial Data”, due to the loss of the EGC status, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018 using the modified retrospective approach. There were no changes made to our revenue recognition policy as a result of the adoption of Topic 606. We also changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. We adopted ASU No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. ROU assets and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheet as of December 31, 2019 and 2020, while the consolidated balance sheet data for the years ended December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC Topic 840, Accounting for Leases. We adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the incurred loss methodology with a forward-looking current expected credit losses.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online marketing services and others	11,515,575	87.8	26,813,641	89.0	47,953,779	7,349,238	80.6
Transaction services	1,604,415	12.2	3,328,245	11.0	5,787,415	886,960	9.7
Merchandise sales	—	—	—	—	5,750,671	881,329	9.7
Total revenues	13,119,990	100.0	30,141,886	100.0	59,491,865	9,117,527	100.0
Costs of revenues(1)	(2,905,249)	(22.1)	(6,338,778)	(21.0)	(19,278,641)	(2,954,581)	(32.4)
Gross profit	10,214,741	77.9	23,803,108	79.0	40,213,224	6,162,946	67.6
Operating expenses
Sales and marketing expenses(1)	(13,441,813)	(102.5)	(27,174,249)	(90.2)	(41,194,599)	(6,313,349)	(69.2)
General and administrative expenses(1)	(6,456,612)	(49.2)	(1,296,712)	(4.3)	(1,507,297)	(231,003)	(2.5)
Research and development expenses(1)	(1,116,057)	(8.5)	(3,870,358)	(12.8)	(6,891,653)	(1,056,192)	(11.6)
Total operating expenses	(21,014,482)	(160.2)	(32,341,319)	(107.3)	(49,593,549)	(7,600,544)	(83.4)
Operating loss	(10,799,741)	(82.3)	(8,538,211)	(28.3)	(9,380,325)	(1,437,598)	(15.8)
Other income
Interest and investment gain, net	584,940	4.5	1,541,825	5.1	2,455,366	376,301	4.1
Interest expense	—	—	(145,858)	(0.5)	(757,336)	(116,067)	(1.3)
Foreign exchange gain	10,037	0.1	63,179	0.2	225,197	34,513	0.4
Other (loss)/income, net	(12,361)	(0.1)	82,786	0.3	193,702	29,686	0.3
Loss before income tax and share of results of equity investees	(10,217,125)	(77.9)	(6,996,279)	(23.2)	(7,263,396)	(1,113,165)	(12.2)
Income tax expenses	—	—	—	—	—	—	—
Share of results of equity investees	—	—	28,676	0.1	83,654	12,821	0.1
Net loss	(10,217,125)	(77.9)	(6,967,603)	(23.1)	(7,179,742)	(1,100,344)	(12.1)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Costs of revenues	3,488	23,835	32,291	4,949
Sales and marketing expenses	405,805	860,862	1,093,547	167,593
General and administrative expenses	6,296,186	786,641	966,985	148,197
Research and development expenses	136,094	886,368	1,520,220	232,984
Total	6,841,573	2,557,706	3,613,043	553,723

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues, which consist of revenues from online marketing services and others, transaction services and merchandise sales, increased by 97.4% from RMB30,141.9 million in 2019 to RMB59,491.9 million (US$9,117.5 million) in 2020. Revenues from online marketing services and others increased from RMB26,813.6 million in 2019 to RMB47,953.8 million (US$7,349.2 million), primarily attributable to our stronger brand and market position as a result of our branding campaigns, more active merchants offering greater breadth of products and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB3,328.2 million in 2019 to RMB5,787.4 million (US$887.0 million) in 2020, primarily due to the increase in GMV. Revenues from merchandise sales increased from nil to RMB5,750.7 million (US$881.3 million) in 2020, primarily attributable to our online direct sales, where we acquired products from suppliers and sold them directly to users.

Costs of revenues

Our costs of revenues increased by 204.1% from RMB6,338.8 million in 2019 to RMB19,278.6 million (US$2,954.6 million) in 2020, primarily due to the increases in payment processing fees and costs directly attributable to the operation of our platform and others. The increase in payment processing fees from RMB341.9 million in 2019 to RMB1,545.6 million (US$236.9 million) in 2020 was primarily due to the growth of our GMV. The increase in costs directly attributable to the operation of our platform and others from RMB5,996.9 million in 2019 to RMB17,733.1 million (US$2,717.7 million) in 2020 was primarily due to the increase of RMB7,198.7 million in cost and expenses attributable to merchandise sales and delivery and storage fees, the increase of RMB2,061.8 million in bandwidths and server costs to keep pace with the growth of our online marketplace services, and the increase of RMB1,466.2 million in call center and merchant support services.

Gross profit

As a result of the foregoing, our gross profit increased to RMB40,213.2 million (US$6,162.9 million) in 2020, from RMB23,803.1 million in 2019. The improvement was primarily attributable to the continued growth in revenues.

Operating expenses

Our total operating expenses increased by 53.3% from RMB32,341.3 million in 2019 to RMB49,593.5 million (US$7,600.5 million) in 2020 primarily due to the increases in sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB27,174.2 million in 2019 to RMB41,194.6 million (US$6,313.3 million) in 2020, primarily attributable to the increases of RMB13,430.1 million in advertising expenses and promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses were focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses increased from RMB1,296.7 million in 2019 to RMB1,507.3 million (US$231.0 million) in 2020. The increase was primarily attributable to the increase in headcount.

Research and development expenses. Our research and development expenses increased substantially from RMB3,870.4 million in 2019 to RMB6,891.7 million (US$1,056.2 million) in 2020, primarily due to the increase of RMB1,987.2 million in staff related costs and the increase of RMB946.6 million in R&D-related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB8,538.2 million and RMB9,380.3 million (US$1,437.6 million) in 2019 and 2020, respectively.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB1,541.8 million and RMB2,455.4 million (US$376.3 million) in 2019 and 2020, respectively. The increase was primarily attributable to the increase of our short-term investments and cash balance.

Interest expense. We had interest expense of RMB757.3 million (US$116.1 million) in 2020, compared to interest expense of RMB145.9 million in 2019, primarily due to the increase in interest expenses of RMB551.7 million related to the convertible bonds’ amortization to face value.

Other income, net. We had other net income of RMB193.7 million (US$29.7 million) in 2020, compared to other net income of RMB82.8 million in 2019, primarily due to the tax benefit available under the Notice on Measures to Implement the Reform on Value-Added Tax.

Share of results of equity investees

We had share of results of equity investees of RMB83.7 million (US$12.8 million) in 2020, compared to RMB28.7 million in 2019.

Net loss

As a result of the foregoing, we incurred net loss of RMB7,179.7 million (US$1,100.3 million) in 2020, compared to net loss of RMB6,967.6 million in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues, which only consist of revenues from online marketplace services from 2018 onward, increased by 129.7% from RMB13,120.0 million in 2018 to RMB30,141.9 million in 2019, primarily attributable to strong growth of revenues from online marketing services. Revenues from online marketing services increased from RMB11,515.6 million in 2018 to RMB26,813.6 million in 2019. This increase was primarily attributable to our stronger brand and market position as a result of our branding campaigns, more active merchants offering greater breadth of products and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB1,604.4 million in 2018 to RMB3,328.2 million in 2019, primarily due to the increase in GMV.

Costs of revenues

Our costs of revenues, which only consist of costs of online marketplace services from 2018 onward, increased by 118.2% from RMB2,905.2 million in 2018 to RMB6,338.8 million in 2019, primarily due to increases in bandwidths and server costs, staff costs and other expenses directly attributable to the online marketplace services, partially offset by rebates of payment processing fees. The increase in bandwidths and server costs from RMB578.9 million in 2018 to RMB1,496.9 million in 2019 was due to the increase in server capacity to keep pace with the growth of our online marketplace services. The increase in staff costs from RMB116.4 million in 2018 to RMB286.2 million in 2019 was primarily due to the increase of annual average headcount for employees dedicated to the operations of our platform. The increase in other expenses directly attributable to the online marketplace services was primarily due to the higher costs of call center and merchant support services from RMB991.6 million in 2018 to RMB3,093.8 million in 2019. The decrease in payment processing fees from RMB639.3 million in 2018 to RMB341.9 million in 2019 was primarily attributable to payment rebate received relating to processing fees.

Gross profit

As a result of the foregoing, our gross profit increased to RMB23,803.1 million in 2019, from RMB10,214.7 million in 2018. The improvement was primarily attributable to the continued growth in revenues and increased economies of scale achieved through our current marketplace model.

Operating expenses

Our total operating expenses increased by 53.9% from RMB21,014.5 million in 2018 to RMB32,341.3 million in 2019 due to the increases in sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB13,441.8 million in 2018 to RMB27,174.2 million in 2019, primarily attributable to increases of RMB12,999.9 million in advertising expenses and promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses were focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses decreased substantially from RMB6,456.6 million in 2018 to RMB1,296.7 million in 2019. The decrease was primarily attributable to a one-time share-based compensation expense recorded in April 2018.

Research and development expenses. Our research and development expenses increased substantially from RMB1,116.1 million in 2018 to RMB3,870.4 million in 2019, primarily due to an increase of RMB2,037.1 million in staff costs and an increase of RMB649.6 million in R&D-related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB10,799.7 million and RMB8,538.2 million in 2018 and 2019, respectively.

Other income/(expenses)

Interest and investment income, net. Net interest and investment gain mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB584.9 million and RMB1,541.8 million in 2018 and 2019, respectively. The increase was primarily attributable to the increase of our short-term investments and cash balance.

Interest expense. We had interest expense of RMB145.9 million in 2019, compared to interest expense of nil in 2018, primarily due to interest expenses of RMB144.1 million related to the convertible bonds’ amortization to face value.

Foreign exchange gain. We had foreign exchange gain of RMB63.2 million in 2019, compared to foreign exchange gain of RMB10.0 million in 2018, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other income/(loss), net. We had other net income of RMB82.8 million in 2019, compared to other net loss of RMB12.4 million in 2018, primarily due to the tax benefit available under the Notice on Measures to Implement the Reform on Value-Added Tax, which came into effect on April 1, 2019.

Net loss

As a result of the foregoing, we incurred net loss of RMB6,967.6 million in 2019, compared to net loss of RMB10,217.1 million in 2018.

Critical Accounting Policies

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We as an EGC elected to take advantage of the extended transition period. However, we ceased to be an EGC on December 31, 2018 due to our rapid revenue growth in 2018.

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

Revenue recognition

We adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606) including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”), from January 1, 2018, using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. There were no changes made to our revenue recognition policy as a result of the adoption of ASC 606.

Revenues are principally comprised of those generated from online marketplace services and merchandise sales. Revenues from online marketplace services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and are recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. We also evaluate whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions. Payments for services or goods are generally received before deliveries.

Online marketing services

We entered into contractual agreements with certain merchants to provide online marketing services on our online marketplace for which we receive service fees from merchants. Online marketing services allow merchants to bid for keywords that match product listings appearing in search or browser results on our online marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings and the online marketing services are completed by us for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

We also provide display marketing services that allow merchants to place advertisements on the platform primarily at fixed prices. In general, merchants need to prepay for display marketing which is accounted for as customer advances and deferred revenues and revenues are primarily recognized over the period during which the advertising services are provided.

Transaction services

We charge fees for transaction services to merchants for sales transactions completed on our platform, where we do not take control of products provided by merchants at any point in the time during the transactions and do not have latitude over pricing of the merchandise. Transaction services fee is primarily determined as a percentage based on the purchase price of merchandise being sold by merchants. Revenues related to transaction services are recognized in consolidated statements of comprehensive loss at the time when our service obligations to the merchants are determined to have been completed under each sales transaction upon the confirmation of the receipts of goods by the consumers. The majority fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants

We provide rebates to certain merchants on the online marketplace services by meeting certain requirements. Such rebates are netted against the online marketplace services revenues.

Merchandise sales

We in certain cases acquire merchandises from suppliers and sell directly to consumers. We act as a principal for and take control of the merchandises, are primarily obligated for the merchandises sold to consumers, bear inventory risks and have the latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the products are delivered and title is passed to the consumers who are our customers in these transactions. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

Membership services

Certain consumers pay in advance for certain periods memberships in exchange for the access to a suite of benefits including coupons, which represent a single stand-ready obligation. As the members receive and consume the benefits of our promise throughout the subscription periods, the membership fees are recognized as revenue over the subscription periods on a straight-line basis. Coupons provided by us to the members are netted against the membership revenue with the resulting negative revenue, if any, being reclassed to marketing expenses for each membership contract. The membership revenue as recorded in the consolidated financial statements was immaterial during each presented period.

Incentives provided to the consumers

In order to promote our online marketplace and attract more registered consumers, we at our own discretion offers various forms of incentives, for example, coupons, credits and discounts that are not specific to any merchant, to consumers that are not our customers. Despite the absence of any explicit contractual obligations to incentivize the non-customer consumers on behalf of the merchants, we further evaluated the varying features of different incentive programs to determine that whether the incentives represent implicit obligations to consumers on behalf of merchants and if so, should be recorded as reduction of revenues. Based on the evaluation, we determined that incentives offered to consumers are not considered as payments to customers.

We, at our discretion, issue to consumers coupons and credits upon their completion of certain actions to promote our platform. The coupons can be used for future purchases of eligible merchandise offered on our online marketplace to reduce purchase price and the credits can be used to redeem cash from us. We recognize the amounts of coupons and credits as marketing expenses when future purchases are completed or when credits are issued. Discounts unconditionally provided to consumers are recognized as marketing expenses when the related transaction services revenues from merchants are recognized. Certain discounts are offered to consumers upon their completion of certain actions to promote the platform, we record the related costs in marketing expenses upon the completion of such promotion tasks

Income taxes

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

Share-based compensation

We adopted a global share incentive plan in 2015, which we refer to as the 2015 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As of December 31, 2020, the maximum aggregate number of ordinary shares which may be issued pursuant to all options granted under the 2015 Plan was 581,972,860 Class A ordinary shares, subject to adjustment and amendment.

In July 2018, we adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2020, the maximum aggregate numbers of ordinary shares which may be issued pursuant to all options and the restricted share units, RSUs, granted under the 2018 Plan were 149,078,240 and 43,820,456 Class A ordinary shares, respectively, subject to adjustment and amendment.

We apply ASC 718 (“ASC 718”), Compensation-Stock Compensation, to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards to employees were classified as equity awards. We measure the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, we elected to account for forfeitures as they occurred.

We recognized total share-based compensation expenses of RMB6,841.6 million, RMB2,557.7 million and RMB3,613.0 million (US$553.7 million), for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, total unrecognized share-based compensation expenses relating to options and RSUs were RMB9,773.6 million (US$1,497.9 million) and RMB1,516.3 million (US$232.4 million), which are expected to be recognized over a weighted-average period of 3.94 years and 2.64 years, respectively.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	7,767,927	14,820,976	28,196,627	4,321,323
Net cash used in investing activities	(7,548,509)	(28,319,678)	(38,357,901)	(5,878,606)
Net cash generated from financing activities	17,344,357	15,854,731	51,798,996	7,938,543
Exchange rate effect on cash, cash equivalents and restricted cash	546,910	450,142	(139,943)	(21,447)
Net increase in cash, cash equivalents and restricted cash	18,110,685	2,806,171	41,497,779	6,359,813
Cash, cash equivalents and restricted cash at beginning of the year	12,429,001	30,539,686	33,345,857	5,110,476
Cash, cash equivalents and restricted cash at end of the year	30,539,686	33,345,857	74,843,636	11,470,289

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities. We also raised proceeds from the initial public offering of our ADSs in July 2018, a follow-on offering of our ADSs in February 2019, a convertible senior notes offering in September 2019, a private placement in April 2020, a convertible senior notes offering and a concurrent follow-on offering of our ADSs in November 2020, and a private placement in December 2020. As of December 31, 2020, our cash and cash equivalents were RMB22,421.2 million (US$3,436.2 million). Our cash and cash equivalents primarily consist of cash at banks. As of the same date, we had restricted cash of RMB52,422.4 million (US$8,034.1 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

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

As of December 31, 2020, 33.2% of our cash and cash equivalents were held in China, and 16.0% were held by our VIE and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offerings, follow-on offerings, convertible senior notes offerings and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating activities

Net cash generated from operating activities in 2020 was RMB28,196.6 million (US$4,321.3 million), as compared to net loss of RMB7,179.7 million (US$1,100.3 million) in the same period. The difference was primarily due to an increase of RMB23,934.2 million (US$3,668.1 million) in payables to merchants, an increase of RMB3,085.4 million (US$472.9 million) in merchant deposits, an increase of RMB5,849.1 million (US$896.4 million) in accrued expenses and other liabilities, an increase of RMB1,883.0 million (US$288.6 million) in amounts due to related parties, and an increase of RMB1,817.2 million (US$278.5 million) in customer advances and deferred revenues, partially offset by an increase of RMB4,048.5 million (US$620.5 million) in prepayments and other current assets and an increase of RMB1,636.5 million (US$250.8 million) in amounts due from related parties. The increase in payables to merchants, merchant deposits, accrued expenses and other liabilities and customer advances and deferred revenues were primarily attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net loss and our net cash generated from operating activities in 2020 were RMB3,613.0 million (US$553.7 million) in share-based compensation expenses.

Net cash generated from operating activities in 2019 was RMB14,821.0 million, as compared to net loss of RMB6,967.6 million in the same period. The difference was primarily due to an increase of RMB12,650.8 million in payables to merchants, an increase of RMB3,652.6 million in merchant deposits, an increase of RMB2,648.9 million in accrued expenses and other liabilities, and an increase of RMB1,024.8 million in amounts due to related parties, partially offset by an increase of RMB886.9 million in amounts due from related parties and an increase of RMB803.4 million in receivables from online payment platforms. The increase in payables to merchants, merchant deposits and accrued expenses and other liabilities were attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash item affecting the difference between our net loss and our net cash generated from operating activities in 2019 was RMB2,557.7 million in share-based compensation expenses.

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

Investing activities

Net cash used in investing activities in 2020 was RMB38,357.9 million (US$5,878.6 million), primarily due to purchase of short-term investments of RMB86,438.1 million (US$13,247.2 million) and purchase of long-term investments of RMB6,722.2 million (US$1,030.2 million), partially offset by proceeds from sales of short-term investments of RMB55,083.4 million (US$8,441.9 million).

Net cash used in investing activities in 2019 was RMB28,319.7 million, primarily due to purchase of short-term investments of RMB52,451.6 million, partially offset by proceeds from sales of short-term investments of RMB24,797.6 million.

Net cash used in investing activities in 2018 was RMB7,548.5 million, primarily due to purchase of short-term investments of RMB7,516.4 million, partially offset by repayment from a related party of RMB159.8 million.

Financing activities

Net cash generated from financing activities in 2020 was RMB51,799.0 million (US$7,938.5 million), primarily attributable to the net proceeds from the follow-on offering, net proceeds from issuance of convertible bonds, and proceeds from the private placements.

Net cash generated from financing activities in 2019 was RMB15,854.7 million, primarily attributable to net proceeds from the follow-on offering, net proceeds from issuance of convertible bonds, and net proceeds from short-term borrowings.

Net cash generated from financing activities in 2018 was RMB17,344.4 million, primarily attributable to net proceeds from the initial public offering of our ADSs and net proceeds of our issuance of Series D preferred shares to investors.

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

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platform, furniture, office equipment and leasehold improvement for our office facilities and software. Our capital expenditures were RMB27.3 million in 2018, RMB27.4 million in 2019 and RMB43.0 million (US$6.6 million) in 2020. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

C.          Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

					2025 and
	2021	2022	2023	2024	after	Total
Convertible bonds obligations(1)	—	—	—	5,761,643	13,049,800	18,811,443
Operating lease commitments(2)	271,898	173,110	127,738	107,851	34,889	715,486
Investment commitments(3)	N/A	N/A	N/A	N/A	N/A	782,703
Total	271,898	173,110	127,738	5,869,494	13,084,689	20,309,632

Note:

(1)	Convertible bonds obligations represent our principal payments. Please see “convertible bonds” under Note 12 to our audited consolidated financial statements.
(2)	Operating lease commitments mainly represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 8 to our audited consolidated financial statements.
(3)	Investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

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

An executive director refers to the director of the company that is (i) neither a director who satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules or Section 303A of the Corporate Governance Rules of the New York Stock Exchange nor a director who is affiliated with or was appointed to our board by a holder or a group of affiliated holders of preferred shares and/or Class A ordinary shares converted from preferred shares of our company prior to our initial public offering, and (ii) maintains an employment relationship with our company. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the Pinduoduo Partnership for so long as certain conditions are satisfied. Our board of directors is obligated to cause the executive director candidate duly nominated by the Pinduoduo Partnership to be appointed by the board upon the delivery by the Pinduoduo Partnership of a written notice (duly executed by the general partner of the Pinduoduo Partnership) to us, and such executive director shall serve until expiry of his or her terms, unless removed by the shareholders by ordinary resolutions in accordance with our articles of association, removed by the Pinduoduo Partnership or the office is vacated upon, among other things, his or her death or resignation. Our board of directors may, by a majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill vacancy on the board upon resignation of a non-executive director member of the board. If at any time the total number of executive directors on the board nominated by the Pinduoduo Partnership is less than two or three, as applicable based on the then board composition, for any reason, the Pinduoduo Partnership shall be entitled to appoint such number of executive directors to the board as may be necessary to ensure that the board includes the number of executive directors as required pursuant to our articles of association. Such appointment of the executive directors to the board shall become effective immediately upon the delivery by the Pinduoduo Partnership of a written notice to us, without the requirement for any further resolution, vote or approval by the shareholders or the board. Mr. Lei Chen is an executive director of our company.

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

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Chen	41	Chairman of the Board of Directors and Chief Executive Officer
Anthony Kam Ping Leung	60	Independent Director
Haifeng Lin	44	Director
Qi Lu	59	Independent Director
Nanpeng Shen	53	Independent Director
George Yong-Boon Yeo	66	Independent Director
Jing Ma	43	Vice President of Finance
Junyun Xiao	41	Senior Vice President of Operation
Zhenwei Zheng	37	Senior Vice President of Product Development
Jianchong Zhu	42	General Counsel

Lei Chen is a founding member of our company and has served as director and our chief executive officer since July 2020. Mr. Chen was appointed as our chairman of the board of directors in March 2021. Mr. Chen served as our chief technology officer since 2016 and as our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific publisher on the subject of data mining, and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited (“HSBC China”) from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited (“HSBC Singapore”) from September 2005 to May 2013. In addition to financial accounting and control, management accounting and tax responsibilities, Mr. Kam had direct oversight on specific risk management functions such as treasury product control and asset & liabilities management. Mr. Kam was also a member of the asset and liabilities management meeting and a member of the risk management meeting under the executive committee of HSBC Singapore and HSBC China. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the president of Tencent Financial Technology, and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in May 2003.

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

Nanpeng Shen has served as our independent director since April 2018. Mr. Shen is the founding managing partner of Sequoia Capital China since September 2005. Prior to founding Sequoia Capital China, Mr. Shen co-founded Trip.com Group Ltd (Nasdaq: TCOM), formerly Ctrip.com International, Ltd. (Nasdaq: CTRP), or Ctrip, a leading travel service provider in China, in 1999. Mr. Shen served as Ctrip’s president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive Co-Chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including an independent non-executive director of Ctrip since October 2008, a non-executive director of BTG Hotels Group (SHSE: 600258) since January 2017, a non-executive director of Noah Holdings Limited (NYSE: NOAH) since January 2016, a non-executive director of Meituan (formerly Meituan Dianping) (HKEx: 3690) since October 2015, and a non-executive director of Ninebot Limited (SHSE: 689009) since July 2015. Mr. Shen received his Master’s degree from Yale University in November 1992 and his Bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

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

Jing Ma has served as our vice president of finance since July 2020. Prior to joining our company, Mr. Ma had 17 years of finance-related experience in the Chanel group. At Chanel, Mr. Ma held a number of roles, including most recently the corporate director of Chanel China Company Limited, the chief financial officer of Chanel Hong Kong Limited and Chanel Macau Limitada, and the regional treasurer of Chanel Limited (Regional Headquarter) responsible for all treasury matters across Greater China and APAC countries. Mr. Ma received his bachelor’s degree in chrematistics from Shanghai University of Finance & Economics, his MBA degree from Fudan University and his EMBA degree from China European International Business School.

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

Jianchong Zhu has served as our general counsel since July 2020. Mr. Zhu had served as senior vice president of our company since 2018. Prior to joining our company, Mr. Zhu was a partner in the Beijing office of White & Case LLP. From 2010 to 2017, he was an associate and then counsel in Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Zhu received his bachelor’s degree in English language and literature from Tsinghua University, and his juris doctor’s degree from University of California Hastings College of the Law.

B.          Compensation

In the year ended December 31, 2020, we paid an aggregate of US$1.5 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which we refer to as the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2020, options to purchase 581,972,860 Class A ordinary shares under the 2015 Plan had been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In July 2018, we adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2020, options to purchase 149,078,240 Class A ordinary shares and restricted share units representing 43,820,456 Class A ordinary shares had been granted and outstanding under the 2018 Plan.

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

The following table summarizes, as of December 31, 2020, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A
Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Lei Chen	*	Nominal	September 1, 2016 and September 1, 2020	August 31, 2026 and August 31, 2030
Qi Lu	*	Nominal	Various dates between February 1, 2019 and August 1, 2020	Various dates between January 31, 2029 and July 31, 2030
George Yong-Boon Yeo	*	Nominal	Various dates between February 1, 2019 and August 1, 2020	Various dates between January 31, 2029 and July 31, 2030
Anthony Kam Ping Leung	*	Nominal	March 1, 2020 and September 1, 2020	February 28, 2030 and August 31, 2030
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2025 and August 31, 2026
Zhenwei Zheng	*	Nominal	Various dates from November 1, 2015 to March 1, 2019	Various dates from October 31, 2025 to February 28, 2029
Jing Ma	*	Nominal	August 1, 2020	July 31, 2030
Jianchong Zhu	*	Nominal	June 1, 2019	May 31, 2029
All directors and executive officers as a group	57,943,252	Nominal	Various dates between November 1, 2015 and September 1, 2020	Various dates between October 31, 2025 and August 31, 2030

*      Less than 1% of our total ordinary shares outstanding.

As of December 31, 2020, our employees other than members of our senior management as a group held options to purchase 673,401,100 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 43,527,204 Class A ordinary shares.

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

Committees of the Board of Directors

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. However, we currently intend to comply with the rules of the Nasdaq in lieu of following home country practice.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (i) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (ii) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the Pinduoduo Partnership. Our board of directors is obligated to cause the executive director candidate duly nominated by the Pinduoduo Partnership to be appointed by the board upon the delivery by the Pinduoduo Partnership of a written notice (duly executed by the general partner of the Pinduoduo Partnership) to us. The Pinduoduo Partnership is entitled to nominate the chief executive officer of our company, subject to appointment by the nominating and corporate governance committee of our board of directors. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership.” The office of a director will be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for four consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to the provisions of our memorandum and articles of association.

D.          Employees

Employees

As of December 31, 2020, we had a total of 7,986 employees. We had a total of 3,683 and 5,828 employees as of December 31, 2018 and 2019, respectively.

The following table gives breakdowns of our employees as of December 31, 2020 by function:

As of December 31,
2020
Function:
Sales and marketing	1,936
Product development	4,864
Platform operation	583
Management and administration	603
Total	7,986

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

On March 17, 2021, Mr. Zheng Huang converted all Class B ordinary shares beneficially owned by him into the same number of Class A ordinary shares. The calculations in the table below are based on 5,013,155,204 Class A ordinary shares and no Class B ordinary Shares outstanding as of March 31, 2021.

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

	Class A Ordinary Shares Beneficially Owned***
	Number	%
Directors and Executive Officers**:
Lei Chen(1)	*	*
Anthony Kam Ping Leung	—	—
Haifeng Lin(2)	*	*
Qi Lu	—	—
Nanpeng Shen(3)	183,684,400	3.7
George Yong-Boon Yeo(4)	*	*
Jing Ma	—	—
Junyun Xiao(5)	*	*
Zhenwei Zheng(6)	*	*
Jianchong Zhu(7)	*	*
All Directors and Executive Officers as a Group	234,779,104	4.7
Principal Shareholders:
Entities affiliated with Zheng Huang(8)	1,409,744,080	28.1
Entities affiliated with Tencent(9)	783,217,772	15.6
Entities affiliated with Pinduoduo Partnership (10)	370,772,220	7.4
Banyan Partners Funds(11)	359,176,508	7.2
Sequoia(12)	318,658,104	6.4

Notes:

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

(1)	Represents Class A ordinary shares that Mr. Lei Chen may purchase upon exercise of options within 60 days of March 31, 2021.
(2)	Represents the ADSs held by Mr. Haifeng Lin. The business address of Mr. Lin is 44/F, Tencent Binhai Towers, No.33 Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.

(3)

Represents (i) 172,739,072 Class A ordinary shares directly held by SCC Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (ii) 2,277,749 ADSs, representing 9,110,996 Class A ordinary shares, directly held by Sequoia Capital China Growth Fund V, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands; (iii) 124,750 ADSs, representing 499,000 Class A ordinary shares, directly held by Sequoia Capital China Growth Partners Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands; (iv) 97,499 ADSs, representing 389,996 Class A ordinary shares, directly held by Sequoia Capital China Growth V Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands; and (v) 844,796 Class A ordinary shares, and 25,135 ADSs, representing 945,336 Class A ordinary shares, held by Mr. Nanpeng Shen. SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. The business address of Mr. Shen is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(4)	Represents the ADSs held by Mr. George Yong-Boon Yeo. The business address of Mr. Yeo is Suite 6219, Cape Mansions, 62 Mount Davis Road, Hong Kong.
(5)	Represents Class A ordinary shares that Mr. Junyun Xiao may purchase upon exercise of options within 60 days of March 31, 2021.
(6)	Represents Class A ordinary shares that Mr. Zhenwei Zheng may purchase upon exercise of options within 60 days of March 31, 2021.
(7)	Represents Class A ordinary shares that Mr. Jianchong Zhu may purchase upon exercise of options within 60 days of March 31, 2021.
(8)

Represents (i) 1,134,932,140 Class A ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (ii) 274,811,940 Class A ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands. Each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries. Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Steam Water Limited are collectively referred to as entities affiliated with Mr. Huang. The registered address of each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of Steam Water Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(9)

Represents (i) 754,359,876 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 473,956 Class A ordinary held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, and (vi) 602,660 Class A ordinary shares held by Distribution Pool Limited, a limited liability company incorporated in British Virgin Islands, as reported in a Schedule 13D/A filed by Tencent Holdings Limited on November 20, 2020. Tencent Mobility Limited, TPP Follow-on I Holding G Limited, Chinese Rose Investment Limited and Distribution Pool Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding G Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Chinese Rose Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(10)

Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited, a business company limited by shares incorporated in the British Virgin Islands. Quantum Dot Limited is a wholly-owned subsidiary of Qubit Partners L.P., an exempted limited partnership formed under the laws of the Cayman Islands. Qubit GP Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands, is the general partner of Qubit Partners L.P. Mr. Zheng Huang is the sole director of Qubit GP Limited and the sole director of Quantum Dot Limited. Quantum Dot Limited, Qubit GP Limited and Qubit Partners L.P. are collectively referred to as entities affiliated with Pinduoduo Partnership. The principal address of the entities affiliated with Pinduoduo Partnership is 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People's Republic of China.

(11)

Represents (i) 341,643,348 Class A ordinary shares directly held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, (ii) 14,903,181 Class A ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (iii) 2,629,979 Class A shares directly held by Banyan Partners Fund III-A, L.P., an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. The general partner of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Banyan Partners III Ltd., a Cayman Islands company. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of each of Banyan Partners II Ltd. and Banyan Partners III Ltd. Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are collectively referred to as Banyan Partners Funds. The registered address of Banyan Partners Fund II, L.P. is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(12)

Represents (i) 172,739,072 Class A ordinary shares directly held by SCC Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, (ii) 114,742,940 Class A ordinary shares held by SC GGFII Holdco, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, (iii) 2,277,749 ADSs, representing 9,110,996 Class A ordinary shares, directly held by Sequoia Capital China Growth Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (iv) 4,896,499 ADSs, representing 19,585,996 Class A ordinary shares, directly held by Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (v) 124,750 ADSs, representing 499,000 Class A ordinary shares, directly held by Sequoia Capital China Growth Partners Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (vi) 97,499 ADSs, representing 389,996 Class A ordinary shares, directly held by Sequoia Capital China Growth V Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (vii) 103,500 ADSs, representing 414,000 Class A ordinary shares, directly held by Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (viii) 844,796 Class A ordinary shares, and 25,135 ADSs, representing 945,336 Class A ordinary shares, held by Mr. Nanpeng Shen, and (ix) 111,192 Class A ordinary shares, and 2,582 ADSs, representing 121,520 Class A ordinary shares, held by Mr. Douglas Leone, and (x) 99,108 Class A ordinary shares, and 2,535 ADSs, representing 109,248 Class A ordinary shares held by Mr. Roelof Botha.

SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. Mr. Shen, together with SCC Growth IV Holdco A, Ltd., Sequoia Capital China Growth Fund IV, L.P., SC China Growth IV Management, L.P., Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P., SC China Growth V Management, L.P., SC China Holding Limited and SNP China Enterprises Limited, are collectively referred to as Sequoia Capital China. SC GGFII Holdco, Ltd. is owned by Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P., whose general partner is SC Global Growth II Management, L.P. The general partner of SC Global Growth II Management, L.P. is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by SC GGFII Holdco, Ltd. are Messrs. Roelof Botha and Douglas Leone. The general partner of each of Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P. is SCGGF III—Endurance Partners Management, L.P. The general partner of SCGGF III—Endurance Partners Management, L.P. is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by each of Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P. are Messrs. Botha and Leone. Messrs. Botha and Leone, together with SC GGFII Holdco, Ltd., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., SC Global Growth II Management, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners Principals Fund, L.P., SCGGF III—Endurance Partners Management, L.P. and SC US (TTGP), Ltd., are collectively referred to as Sequoia Capital Global Growth. Sequoia Capital China and Sequoia Capital Global Growth may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares, and are collectively referred to as Sequoia Funds. The registered address of SCC Growth IV Holdco A, Ltd., Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the address for each of the Sequoia Capital Global Growth entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA, the United States of America.

To our knowledge, as of March 31, 2021, a total of 1,513,856,176 Class A ordinary shares are held by one record holder in the United States, representing approximately 30.2% of our total outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Agreement and Business Cooperation with Tencent

Strategic Cooperation Framework Agreement. In February 2018, we entered into a Strategic Cooperation Framework Agreement with Tencent, a provider of internet value-added services serving the largest online community in China. Pursuant to the Strategic Cooperation Framework Agreement, Tencent agreed to offer us access points on the interface of Weixin Pay enabling us to utilize traffic from Tencent’s Weixin Pay. In addition, we and Tencent have agreed to cooperate in a number of areas including payment solutions, cloud services and user engagement, and to explore and pursue additional opportunities for potential cooperation. Tencent agreed to provide us with Weixin payment services and charge the payment processing fee corresponding to each transaction payment through Weixin Wallet on our platform at a rate no higher than the normal rate of its payment solutions charged to third parties. Tencent also agreed to share technical and administrative resources with us and make reasonable efforts to provide support in a variety of professional areas, such as talent recruiting, training and technical resources. The Strategic Cooperation Framework Agreement has a term of five years.

Business Cooperation with Tencent. Tencent has been a principal shareholder of us since February 2017. In 2018, 2019 and 2020, we purchased certain services, including payment processing, advertising and cloud services, from Tencent in the total amount of RMB1,266.4 million, RMB2,298.1 million and RMB10,541.5 million (US$1,615.6 million), respectively. As of December 31, 2018, 2019 and 2020, we had a receivable balance from Tencent of RMB1,019.0 million, RMB1,905.8 million and RMB3,177.5 million (US$487.0 million), respectively, and a payable balance to Tencent of RMB458.1 million, RMB1,502.9 million and RMB3,370.9 million (US$516.6 million), respectively.

Passive Investments in Related-Party Funds

The Company set up funds as a limited partner with related parties to make investments in privately-held companies. As of December 31, 2018, the advances made to set up funds was RMB182.7 million. As of December 31, 2019 and 2020, the carrying amount for the investments was RMB249.6 million and RMB252.4 million (US$38.7 million).

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party online payment service providers, we facilitated Messrs. Lei Chen and Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing interest-free loans in the aggregate amount of RMB697.6 million (US$106.9 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Messrs. Lei Chen and Zhenwei Zheng.

As of December 31, 2020, Ningbo Hexin beneficially owned 50.01% equity interests in Shanghai Fufeitong. Subject to compliance with applicable laws and regulations and approval by relevant regulatory authorities, Hangzhou Aimi may require Hexin to repay the loans at any time and use the proceeds to pay for the limited partnership interests in Ningbo Hexin. As of December 31, 2020, the loans were still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As of December 31, 2020, we had a receivable balance from Shanghai Fufeitong of RMB364.5 million (US$55.9 million), and a payable balance to Shanghai Fufeitong of RMB14.9 million (US$2.3 million).

C.          Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to product quality complaints, breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. For example, in July 2018, a complaint was filed against us in the U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. In August 2019, the court dismissed all claims against us. In February 2020, the District Court awarded the Company a fee award and entered final judgment. The time period for plaintiff to appeal the dismissal of the amended complaint and the fee award expired, but plaintiff would not confirm that it would pay the fee award, and plaintiff's U.S. counsel in the litigation stated that it no longer represents plaintiff in this matter. Accordingly, starting in April 2020, the Company commenced efforts to enforce the judgment. Those efforts were successful, and in November 2020, the plaintiff paid the Company the full amount of the judgment plus additional interest for the delay. The Company filed a Satisfaction of Judgment with the District Court, and the matter is now closed.

Between August and December 2018, several putative shareholder class action lawsuits were filed against us and certain of our officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. The plaintiffs in these cases allege, in sum and substance, that certain disclosure and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the federal securities laws. In March 2020, the court granted our motion to dismiss the claims in the consolidated action in the SDNY. In August 2020, plaintiffs in the SDNY action filed an appeal in the United States Court of Appeals for the Second Circuit. Appellate briefing was completed in November 2020, and a decision is pending. The consolidated action in the Superior Court of the State of California was stayed in June 2019 at our request while the abovementioned SDNY action was pending. In October 2020, the stay was lifted. In February 2021, the Superior Court of the State of California dismissed all claims against us for lack of personal jurisdiction. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.”

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

B.          Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any shareholder present in person or by proxy.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Our articles of association provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our articles of association that relate to or have an impact upon: (i) the right of the Pinduoduo Partnership to appoint executive directors and nominate the chief executive officer candidate of our company as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership—Executive Director Appointment and CEO Nomination Right,” and (ii) the procedures regarding the election, appointment and removal of directors or size of the board. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	regulate the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company;
●	may register as a segregated portfolio company; and
●	may apply to be registered as a special economic zone company.

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

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of shares in Cayman Islands exempted companies, except for those companies which hold interests in land in the Cayman Islands or if the relevant instrument is brought into the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks and certain financial institutions, insurance companies, pension plans, cooperatives, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, certain former U.S. citizens or long-term residents, persons liable for alternative minimum tax, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depository and us. Pursuant to such agreement, we received from the depository US$7.0 million, after deduction of applicable U.S. taxes, in the year ended December 31, 2020.

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

The F-1 Registration Statement was declared effective by the SEC on July 25, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$60.2 million, which included US$52.3 million in underwriting discounts and commissions for the initial public offering and approximately US$7.9 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1.7 billion from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used up all of the net proceeds from our initial public offering.

Item 15.       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting , as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-4 of this annual report.

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

	2019	2020
	US$	US$

	(in thousands)
Audit fees(1)	946	2,170
All other fees(2)	23	43
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our initial public offering, follow-on offering, and issuance of unsecured senior notes, assistance with and review of documents filed with the SEC.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees”.

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

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We relied on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders meeting in 2019. We rely on our home country practice exemption with respect to the requirement for shareholders’ approval for amending share incentive plans and did not seek shareholders’ approval for the amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

Exhibit Number	Description of Document

2.4

Seventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated March 5, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-226014))

2.5

Indenture dated as of September 27, 2019 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed on April 24, 2020 (File No. 001-38591))

2.6*	Indenture dated as of November 20, 2020 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee

2.7*

First Supplemental Indenture dated as of November 20, 2020 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas

2.8	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 24, 2020 (File No. 001-38591))

2.9

Description of the Registrant’s US$2,000,000,000 0.00% Convertible Senior Notes Due 2025 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-250117) filed with the Securities and Exchange Commission on November 16, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 19, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

4.1

2015 Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.2*	Amended and Restated 2018 Share Incentive Plan

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

4.5*	English translation of the Shareholders’ Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020

4.6*	English translation of the Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020

4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.8*	English translation of the Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020

4.9*	English translation of the Spousal Consent Letter

Exhibit Number	Description of Document

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed with this Annual Report on Form 20-F.

**  Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pinduoduo Inc.

	By:	/s/ Lei Chen
		Name:	Lei Chen
		Title:	Chief Executive Officer

Date: April 30, 2021

PINDUODUO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinduoduo Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, shareholders’ (deficits)/equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Incentives Provided to the Consumers
Description of the Matter

As described in Note 2 to the consolidated financial statements, to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers various forms of incentives, for example, coupons, credits and discounts, that are not specific to any merchant, to consumers who are not customers of the Company. These incentives are primarily used by the consumers to purchase merchandises offered on the Company’s online marketplace at reduced prices. Despite the absence of any explicit contractual obligations to incentivize the non-customer consumers on behalf of the merchants, the Company further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to consumers on behalf of merchants. Based on that evaluation, the Company determined that incentives offered to consumers are not considered as payments to customers.

Auditing the accounting for the Company’s incentives offered to consumers was complex due to judgement involved in analyzing the varying features in the different incentive programs. This included evaluating the Company’s determination of whether the incentives offered represent implicit obligations to the consumers on behalf of the merchants and if so, the incentives should be considered as payments to customers. Such determination is used in the process of evaluating the presentation and disclosures of the costs associated with the incentives as marketing expenses or net of revenues.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for the incentive programs. For example, we tested the controls over the approval of incentive programs and management’s review of the analysis of the varying features in the incentive programs for the appropriate presentation and disclosures of the incentives.

To audit the presentation and disclosures of the incentives provided to the consumers, we compared the incentive programs and their respective features documented in management’s analysis to the program terms and conditions presented to the consumers and the merchants by the Company on its platform. We also evaluated management’s judgement applied in determining whether the terms and conditions underlying the incentive programs create any implicit obligations of the Company to incentivize the consumers on behalf of the merchants. In addition, we assessed the adequacy of the Company’s disclosures included in Note 2 to the consolidated financial statements regarding the accounting for the incentives.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Pinduoduo Inc.’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pinduoduo Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, and the related consolidated statements of comprehensive loss, shareholders’ (deficits)/equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 30, 2021 expressed an unqualified opinion thereon.

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

April 30, 2021

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		5,768,186	22,421,189	3,436,198
Restricted cash		27,577,671	52,422,447	8,034,091
Receivables from online payment platforms		1,050,974	729,548	111,808
Short-term investments	4	35,288,827	64,551,094	9,892,888
Amounts due from related parties	18	2,365,528	4,240,069	649,819
Prepayments and other current assets	5	950,277	5,159,531	790,733
Total current assets		73,001,463	149,523,878	22,915,537
Non-current assets
Property, equipment and software, net	6	41,273	202,853	31,089
Intangible asset	7	1,994,292	1,276,751	195,671
Right-of-use assets	8	517,188	629,827	96,525
Other non-current assets	9	503,120	7,275,305	1,114,989
Total non-current assets		3,055,873	9,384,736	1,438,274
Total Assets		76,057,336	158,908,614	24,353,811
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,502,892 and RMB3,385,863 (US$518,906) as of December 31, 2019 and 2020, respectively)	18	1,502,892	3,385,863	518,906
Customer advances and deferred revenues (including customer advances and deferred revenues of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB605,969 and RMB2,422,907 (US$371,327) as of December 31, 2019 and 2020, respectively)		605,970	2,423,190	371,370
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB29,657,227 and RMB53,417,259 (US$8,186,553) as of December 31, 2019 and 2020, respectively)		29,926,488	53,833,981	8,250,419
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB3,420,728 and RMB6,999,827 (US$1,072,770) as of December 31, 2019 and 2020, respectively)	10	4,877,062	11,193,372	1,715,461
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB7,840,912 and RMB10,926,319 (US$1,674,532) as of December 31, 2019 and 2020, respectively)		7,840,912	10,926,319	1,674,532
Short-term borrowings (including short-term borrowings of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB898,748 and RMB1,866,316 (US$286,025) as of December 31, 2019 and 2020, respectively)	11	898,748	1,866,316	286,025
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB90,523 and RMB134,131 (US$20,556) as of December 31, 2019 and 2020, respectively)	8	115,734	253,036	38,779
Total current liabilities		45,767,806	83,882,077	12,855,492
Non-current liabilities
Convertible bonds	12	5,206,682	14,432,792	2,211,922
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB382,673 and RMB366,834 (US$56,220) as of December 31, 2019 and 2020, respectively)	8	428,593	414,939	63,592
Other non-current liabilities		7,389	2,918	447
Total non-current liabilities		5,642,664	14,850,649	2,275,961
Total liabilities		51,410,470	98,732,726	15,131,453
Commitments and contingencies	22

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 2,575,580,988 and 3,545,065,888 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	84	115	18
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 shares authorized, 2,074,447,700 and 1,409,744,080 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	64	44	6
Additional paid-in capital		41,493,949	86,698,660	13,287,151
Accumulated other comprehensive income/(loss)		1,448,230	(1,047,728)	(160,571)
Accumulated deficits		(18,295,461)	(25,475,203)	(3,904,246)
Total shareholders’ equity		24,646,866	60,175,888	9,222,358
Total liabilities and shareholders’ equity		76,057,336	158,908,614	24,353,811

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$

Revenues	15	13,119,990	30,141,886	59,491,865	9,117,527
Costs of revenues (including services received from related parties of RMB1,042,630, RMB1,424,786 and RMB4,570,292 (US$700,427) for the years ended December 31, 2018, 2019 and 2020, respectively)		(2,905,249)	(6,338,778)	(19,278,641)	(2,954,581)
Gross profit		10,214,741	23,803,108	40,213,224	6,162,946
Sales and marketing expenses (including services received from a related party of nil, nil and RMB4,166,230 (US$638,503) for the years ended December 31, 2018, 2019 and 2020, respectively)		(13,441,813)	(27,174,249)	(41,194,599)	(6,313,349)
General and administrative expenses		(6,456,612)	(1,296,712)	(1,507,297)	(231,003)
Research and development expenses (including services received from related parties of RMB223,732, RMB873,288 and RMB1,850,321 (US$283,574) for the years ended December 31, 2018, 2019 and 2020, respectively)		(1,116,057)	(3,870,358)	(6,891,653)	(1,056,192)
Total operating expenses		(21,014,482)	(32,341,319)	(49,593,549)	(7,600,544)

Operating loss		(10,799,741)	(8,538,211)	(9,380,325)	(1,437,598)
Interest and investment income, net		584,940	1,541,825	2,455,366	376,301
Interest expenses		—	(145,858)	(757,336)	(116,067)
Foreign exchange gain		10,037	63,179	225,197	34,513
Other (loss)/income, net		(12,361)	82,786	193,702	29,686
Loss before income tax and share of results of equity investees		(10,217,125)	(6,996,279)	(7,263,396)	(1,113,165)
Income tax expenses	17	—	—	—	—
Share of results of equity investees	9	—	28,676	83,654	12,821
Net loss		(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)

Net loss		(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)
Deemed distribution to certain holders of convertible preferred shares		(80,496)	—	—	—
Net loss attributable to ordinary shareholders		(10,297,621)	(6,967,603)	(7,179,742)	(1,100,344)
Loss per share:	19
Basic		(3.47)	(1.51)	(1.51)	(0.23)
Diluted		(3.47)	(1.51)	(1.51)	(0.23)

Shares used in loss per share computation:
Basic		2,968,319,549	4,627,278,394	4,768,343,300	4,768,343,300
Diluted		2,968,319,549	4,627,278,394	4,768,343,300	4,768,343,300
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation difference, net of tax of nil		1,058,884	412,447	(2,495,958)	(382,522)
Comprehensive loss		(9,158,241)	(6,555,156)	(9,675,700)	(1,482,866)

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other		Total
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders’
	Notes	shares	shares	capital	(loss)/income	deficits	(deficits)/equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		1,758,769,820	54	61,326	(23,101)	(1,030,237)	(991,958)
Net loss		—	—	—	—	(10,217,125)	(10,217,125)
Foreign currency translation difference		—	—	—	1,058,884	—	1,058,884
Deemed distribution to certain holders of convertible preferred shares		—	—	—	—	(80,496)	(80,496)
Conversion of convertible preferred shares to ordinary shares		2,075,502,060	67	10,950,438	—	—	10,950,505
Initial public offering	14	366,943,308	13	11,523,618	—	—	11,523,631
Share-based compensation	16	254,473,500	8	6,579,145	—	—	6,579,153
Balance as of December 31, 2018		4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders’
	Notes	shares	shares	capital	income	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594
Net loss		—	—	—	—	(6,967,603)	(6,967,603)
Foreign currency translation difference		—	—	—	412,447	—	412,447
Follow-on offering	14	193,740,000	6	7,993,822	—	—	7,993,828
Equity component of convertible bonds		—	—	1,827,894	—	—	1,827,894
Shares issued to depository bank	19	600,000	—	—	—	—	—
Restricted share units vested		567,636	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank	19	(567,636)	—	—	—	—	—
Share-based compensation	16	—	—	2,557,706	—	—	2,557,706
Balance as of December 31, 2019		4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders'
	Notes	shares	shares	capital	income	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866
Net loss		—	—	—	—	(7,179,742)	(7,179,742)
Foreign currency translation difference		—	—	—	(2,495,958)	—	(2,495,958)
Issuance of ordinary shares for private placements	14	150,810,912	5	11,063,334	—	—	11,063,339
Follow-on offering	14	132,020,000	5	26,805,433	—	—	26,805,438
Conversion of the convertible bonds into ordinary shares	12	9,900,368	1	317,541	—		317,542
Equity component of convertible bonds	12	—	—	3,405,360	—	—	3,405,360
Shares issued to depository bank	19	12,050,000	—	—	—	—	—
Restricted share units vested		4,950,492	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank	19	(4,950,492)	—	—	—	—	—
Share-based compensation	16	—	—	3,613,043	—	—	3,613,043
Balance as of December 31, 2020		4,954,809,968	159	86,698,660	(1,047,728)	(25,475,203)	60,175,888
Balance as of December 31, 2020 (US$)		4,954,809,968	24	13,287,151	(160,571)	(3,904,246)	9,222,358

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)
Interest expense	—	145,858	757,336	116,067
Allowance for credit losses	2,155	11,782	43,434	6,657
Depreciation and amortization	497,003	637,831	651,523	99,850
Amortization of right-of-use assets	—	73,206	148,945	22,827
Interest and investment income, net	(78,267)	(209,580)	(469,486)	(71,952)
Loss on disposal of property and equipment	13	175	24	4
Share-based compensation	6,841,573	2,557,706	3,613,043	553,723
Foreign exchange gain	—	(5,380)	(225,197)	(34,513)
Share of results of equity investees	—	(28,676)	(83,654)	(12,821)
Fair value change of investments	—	—	(104,068)	(15,949)
Gain on extinguishment of convertible bonds	—	—	(5,188)	(795)

Changes in operating assets and liabilities:
Receivables from online payment platforms	(159,413)	(803,388)	321,426	49,261
Amounts due from related parties	(576,121)	(886,863)	(1,636,541)	(250,811)
Prepayments and other current assets	(790,732)	12,449	(4,048,536)	(620,465)
Customer advances and deferred revenues	135,029	414,488	1,817,220	278,501
Amounts due to related parties	402,056	1,024,779	1,882,971	288,578
Payable to merchants	7,437,415	12,650,833	23,934,151	3,668,070
Accrued expenses and other liabilities	1,864,153	2,648,869	5,849,148	896,421
Merchant deposits	2,410,188	3,652,639	3,085,407	472,859
Lease liabilities	—	(46,067)	(137,936)	(21,140)
Other non-current assets	—	(69,471)	(13,182)	(2,020)
Other non-current liabilities	—	7,389	(4,471)	(685)
Net cash provided by operating activities	7,767,927	14,820,976	28,196,627	4,321,323
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term investments	(7,516,370)	(52,451,615)	(86,438,068)	(13,247,214)
Proceeds from sales of short-term investments	50,000	24,797,630	55,083,390	8,441,899
Purchase of long-term investments	(184,637)	(214,100)	(6,722,228)	(1,030,227)
Proceeds from disposal of a long-term investment	5,000	—	—	—
Purchase of property, equipment and software	(27,331)	(27,436)	(43,046)	(6,597)
Proceeds from disposal of property and equipment	39	475	51	8
Loans to a related party	—	(459,632)	(238,000)	(36,475)
Repayments from related parties	159,790	—	—	—
(Loans to)/Repayments from third parties	(35,000)	35,000	—	—
Net cash used in investing activities	(7,548,509)	(28,319,678)	(38,357,901)	(5,878,606)
CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from the initial public offering	11,523,631	—	—	—
Net proceeds from the follow-on offerings	—	7,993,828	26,805,438	4,108,113
Proceeds from the private placements	—	—	11,063,339	1,695,531
Net proceeds from the issuance of convertible preferred shares	5,820,726	—	—	—
Net proceeds from the issuance of convertible bonds	—	6,963,881	13,024,199	1,996,046
Proceeds from short-term borrowings	—	897,022	1,828,923	280,294
Repayment of short-term borrowings	—	—	(922,897)	(141,440)
Others	—	—	(6)	(1)
Net cash provided by financing activities	17,344,357	15,854,731	51,798,996	7,938,543
Effect of exchange rate changes on cash, cash equivalents and restricted cash	546,910	450,142	(139,943)	(21,447)
Increase in cash, cash equivalents and restricted cash	18,110,685	2,806,171	41,497,779	6,359,813
Cash, cash equivalents and restricted cash at beginning of year	12,429,001	30,539,686	33,345,857	5,110,476
Cash, cash equivalents and restricted cash at end of year	30,539,686	33,345,857	74,843,636	11,470,289
Supplement disclosure of cash flow information：
Interest income received	433,390	1,211,443	1,881,812	288,400

Supplement disclosure of non-cash operating activities：
Recognition of right-of-use assets and lease liabilities	—	632,507	265,821	40,739

Supplement disclosure of non-cash investing activities：
Purchase of property, equipment and software included in accrued expenses and other liabilities	1,319	2,160	162,641	24,926
Acquisition of intangible asset	2,852,370	—	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	14,160,322	5,768,186	22,421,189	3,436,198
Restricted cash	16,379,364	27,577,671	52,422,447	8,034,091
Total cash, cash equivalents and restricted cash in the statements of cash flows	30,539,686	33,345,857	74,843,636	11,470,289

The accompanying notes are an integral part of the consolidated financial statements.

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

As of December 31, 2020, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

			Percentage of
	Date of	Place of	ownership by the		Principal
Entity	incorporation	incorporation	Company		activities
			Direct	Indirect
Subsidiaries:
HongKong Walnut Street Limited (“Walnut HK”)	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd. (“Hangzhou Weimi” or the “WFOE”)	May 28, 2015	PRC	100%	—	Technology research and development
Walnut Street (Shanghai) Information Technology Co., Ltd.	January 25,2018	PRC	100%	—	Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd. (“Xinzhijiang”)	April 25, 2018	PRC	100%	—	E-commerce platform

VIE:
Hangzhou Aimi Network Technology Co., Ltd. (“Hangzhou Aimi” or the “VIE”)	April 14, 2015	PRC	—	100%	E-commerce platform

VIE’s subsidiary:
Shanghai Xunmeng Information Technology Co., Ltd. (“Shanghai Xunmeng”)	January 9, 2014	PRC	—	100%	E-commerce platform

The VIE agreements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts the majority of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the ‘‘Contractual Agreements’’) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the ‘‘Nominee Shareholders’’). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

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

Shareholders’ Voting Rights Proxy Agreement    Pursuant to the Shareholders’ Voting Rights Proxy Agreement entered into among the Nominee Shareholders, the VIE and the WFOE (the ‘‘Proxy Agreement’’), the Nominee Shareholders authorized the WFOE or its designated party to (1) act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder and the senior management members of the VIE. The proxy remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE. The proxy agreements were subsequently reassigned to the Company.

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

The VIE and its subsidiaries contributed to 77.3%, 58.5% and 65.1% of the Group’s consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIE and its subsidiaries accounted for an aggregate of 54.1% and 48.2%, respectively of the consolidated total assets, and 86.4% and 80.5%, respectively of the consolidated total liabilities.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization (Continued)

The VIE agreements (Continued)

The following tables represent the financial information for the VIE as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	2,816,894	3,593,192	550,681
Restricted cash	27,528,793	52,148,852	7,992,161
Receivables from online payment platforms	1,050,974	726,063	111,274
Short-term investments	6,560,665	7,026,442	1,076,849
Amounts due from related parties (i)	2,360,267	3,999,612	612,967
Amounts due from Group companies	3,337,273	9,932,418	1,522,210
Prepayments and other current assets	295,377	4,062,849	622,659
Total current assets	43,950,243	81,489,428	12,488,801

Non-current assets
Property, equipment and software, net	27,719	186,403	28,568
Right-of-use assets	452,883	468,387	71,783
Other non-current assets	60,306	4,380,476	671,337
Total non-current assets	540,908	5,035,266	771,688
Total assets	44,491,151	86,524,694	13,260,489

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIES
Current liabilities
Amounts due to related parties (i)	1,502,892	3,385,863	518,906
Amounts due to Group companies	5,393,858	9,759,506	1,495,710
Customer advances and deferred revenues	605,969	2,422,907	371,327
Payable to merchants	29,657,227	53,417,259	8,186,553
Accrued expenses and other liabilities	3,420,728	6,999,827	1,072,770
Merchant deposits	7,840,912	10,926,319	1,674,532
Short-term borrowings	898,748	1,866,316	286,025
Lease liabilities	90,523	134,131	20,556
Total current liabilities	49,410,857	88,912,128	13,626,379
Lease liabilities	382,673	366,834	56,220
Total non-current liabilities	382,673	366,834	56,220
Total liabilities	49,793,530	89,278,962	13,682,599

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization (Continued)

The VIE agreements (Continued)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues from
Group companies	298,415	2,244,429	12,602,673	1,931,444
External	10,136,874	17,630,903	38,749,188	5,938,573
Net revenues	10,435,289	19,875,332	51,351,861	7,870,017
Net (loss)/income	(1,552,789)	(3,611,656)	2,552,665	391,213

(i)     Information with respect to related parties is discussed in Note 18.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash generated from operating activities	8,984,498	11,139,572	29,379,799	4,502,651
Net cash used in investing activities	(1,147,101)	(5,249,046)	(11,802,074)	(1,808,747)
Net cash provided by financing activities	507,767	4,546,481	7,818,632	1,198,258
Net increase in cash, cash equivalents and restricted cash	8,345,164	10,437,007	25,396,357	3,892,162

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(c)   Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to provision for prepayments made on behalf of merchants, economic lives and impairment of long-lived assets, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation, liability component of convertible bonds and incremental borrowing rates for operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(e)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, the last business day in December 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Group accounts for short-term debt investments in accordance with ASC Topic 320 (“ASC 320”), Investments-Debt Securities, and short-term equity investments in accordance with ASC Topic 321 (“ASC 321”), Investments — Equity Securities.

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

Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the short-term investments are recorded in “Interest and investment income, net” in the consolidated statements of comprehensive loss.

(i)   Long-term investments

The Group’s long-term investments consist of long-term held-to-maturity debt securities, investment in convertible bonds and equity method investments, which are included in other non-current assets.

The Group accounts for long-term held-to-maturity debt securities in accordance with ASC Topic 320 (“ASC 320”), Investments-Debt Securities. Long-term held-to-maturity debt securities include time deposits in financial institutions, with maturities of greater than twelve months, that the Group has positive intent and ability to hold to maturity, which are stated at amortized cost.

The Group has elected the fair value option for investment in convertible bonds in accordance with ASC Subtopic 825-10 (“ASC 825-10”), Recognition and Measurement of Financial Assets and Financial Liabilities. The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized and unrealized gains or losses recorded in the consolidated statements of comprehensive loss.

The Group’s investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting and classified as “equity method investments” in accordance with ASC Subtopics 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships which the Group has significant influence. After the date of investment, the Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investees’ profits or loss into earnings. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(j)    Property, equipment and software, net

Property, equipment and software are stated at cost and are depreciated and amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Computer equipment	3-4 years
Office equipment	3 years
Purchased software	3-5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of the assets

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

(k)   Inventories

Inventories, primarily consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method.

(l)    Impairment of long-lived assets other than goodwill

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(m)  Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables from online payment platforms, amount due from/to related parties, prepayment made on behalf of merchants, merchant deposits, payables to merchants, short-term investments, long-term debt investments and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximate to their respective fair values because of the general short maturities. The carrying amounts of long-term held-to-maturity debt securities approximate to fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of convertible bonds that are not reported at fair value are disclosed in Note 13.

The Group applies ASC 820, Fair Value Measurements and Disclosures (”ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

(n)   Revenue recognition

The Group adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606) including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”), from January 1, 2018, using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. There were no changes made to the Company’s revenue recognition policy as a result of the adoption of ASC 606.

Revenues are principally comprised of those generated from online marketplace services and merchandise sales. Revenues from online marketplace services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. The Group also evaluates whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions. Payments for services or goods are generally received before deliveries.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(n)   Revenue recognition (Continued)

Online marketing services

The Group entered into contractual agreements with certain merchants to provide online marketing services on the Group’s online marketplace for which the Group receives service fees from merchants. Online marketing services allow merchants to bid for keywords that match product listings appearing in search or browser results on the Group’s online marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings and the online marketing services are completed by the Group for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

The Group also provides display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices. In general, the merchants need to prepay for display marketing which is accounted for as customer advances and deferred revenues and revenues are primarily recognized over the period during which the advertising services are provided.

Transaction services

The Group charges fees for transaction services to merchants for sales transactions completed on the Group’s platform, where the Group does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is primarily determined as a percentage based on the purchase price of merchandise sold by the merchants. Revenues related to transaction services are recognized in consolidated statements of comprehensive loss at the time when the Group’s service obligations to the merchants are determined to have been completed under each sales transaction upon the confirmation of the receipts of goods by the consumers. The majority fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants.

The Group provides rebates to certain merchants on the online marketplace services by meeting certain requirements. Such rebates are netted against the online marketplace services revenues.

Merchandise sales

The Group in certain cases acquires the merchandises from suppliers and sells directly to the consumers. The Group acts as a principal for it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the products are delivered and title is passed to the consumers who are the Group’s customers in these transactions. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

Membership services

Certain consumers pay in advance for certain periods memberships in exchange for the access to a suite of benefits including coupons, which represent a single stand-ready obligation. As the members receive and consume the benefits of the Group’s promise throughout the subscription periods, the membership fees are recognized as revenue over the subscription periods on a straight-line basis. Coupons provided by the Group to the members are netted against the membership revenue with the resulting negative revenue, if any, being reclassed to marketing expenses for each membership contract. The membership revenue as recorded in the Group’s consolidated financial statements was immaterial during each presented period.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(n)   Revenue recognition (Continued)

Incentives provided to the consumers

In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion offers various forms of incentives, for example, coupons, credits and discounts that are not specific to any merchant, to consumers that are not customers of the Group. Despite the absence of any explicit contractual obligations to incentivize the non-customer consumers on behalf of the merchants, the Group further evaluated the varying features of different incentive programs to determine that whether the incentives represent implicit obligations to consumers on behalf of merchants and if so, should be recorded as reduction of revenues. Based on that evaluation, the Group determined that incentives offered to consumers are not considered as payments to customers.

The Group at its discretion issues to consumers coupons and credits upon completion of certain actions to promote the Group’s platform. The coupons can be used for future purchases of eligible merchandise offered on the Group’s online marketplace to reduce purchase price and the credits can be used to redeem cash from the Group. The Group recognizes the amounts of coupons and credits as marketing expenses when future purchases are completed or when the credits are issued. Discounts unconditionally provided to consumers are recognized as marketing expenses when the related transaction services revenues from merchants are recognized. Certain discounts are offered to consumers upon their completion of certain actions to promote the platform, the Group records the related costs in marketing expenses upon the completion of such promotion tasks.

(o)   Costs of revenues

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of the platform and others, such as costs and expenses attributable to merchandise sales, delivery and storage fees, bandwidths and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, merchant support services, surcharges and other expenses directly attributable to the online marketplace services.

(p)   Advertising expenditures

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB12,867,833, RMB25,867,772 and RMB39,297,890 (US$6,022,665) for the years ended December 31, 2018, 2019 and 2020, respectively.

(q)   Research and development expenses

Research and development expenses include payroll, employee benefits, and other operating expenses associated with research and platform development. Research and development expenses also include rent, depreciation and other related expenses. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been inconsequential and, as a result, the Group did not capitalize any software development costs in the accompanying consolidated financial statements.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(r)   Credit loss

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including the short-term investments and other non-current assets categorized as “held to maturity” and payments made on behalf of merchants. CECL estimates are recorded as general and administrative expenses in the consolidated statements of comprehensive loss. The cumulative effect adjustment from adoption as of January 1, 2020 was immaterial. As a result of the adoption of the Topic 326, the Group’s allowance for credit losses as of December 31, 2020 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by the coronavirus (COVID-19) pandemic and other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(s)   Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), effective January 1, 2019 using the modified retrospective method and did not restate comparable periods. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward the historical lease classification for any expired or existing contract and the accounting for the initial direct costs on those leases on the adoption date. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s lease portfolio consisted entirely of operating leases as of December 31, 2019 and 2020. The Group’s leases do not contain any residual value guarantees or material restrictive covenants.

At the commencement date of an operating lease, the Group records a right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group’s lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(t)   Income taxes

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

(u)   Share-based compensation

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

(v)    Employee benefit expenses

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

(w)   Comprehensive loss

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(x)   Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted share unites (“RSUs”) and shares issuable upon the exercise of share options using the treasury stock method, and conversion of convertible bonds using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the ‘‘Ordinary Shares’’) as each class of shares has the same rights to undistributed and distributed earnings.

(y)   Segment reporting

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

(z)   Recent accounting pronouncements

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

In June 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the new guidance simplifies an issuer’s accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, more convertible instruments will be reported as single units of account. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company is still evaluating the impact on its consolidated financial statements.

(aa) Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

3.    Concentration of Risks

(a)   Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties, short-term investments, and long-term debt investments. As of December 31, 2019 and 2020, majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 18), unsecured and denominated in RMB and US$, derived from transactions on the Group’s online marketplace to consumers, are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    Concentration of Risks (Continued)

(c)   Business, customer, political, social and economic risks (continued)

(i) Business supplier risk - there were no suppliers whose purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2018 and 2019. The purchases from Tencent Group accounted for over 10% of the total purchases of the Group for the years ended December 31, 2020. Please refer to Note 18 for disclosure of the related party transactions.

(ii) Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2018, 2019 and 2020.

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

(d)   Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/(depreciation) of the US$ against RMB was approximately 5.0%, 1.6% and (6.5)% for the years ended December 31, 2018, 2019 and 2020, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments, are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(e)   Currency convertibility risk

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    Short-term Investments

Short-term investments classification as of December 31, 2019 and 2020 were shown as below:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Held-to-maturity debt securities	34,481,053	61,549,143	9,432,819
Trading debt securities	795,849	3,001,951	460,069
Marketable equity securities	11,925	—	—
	35,288,827	64,551,094	9,892,888

The gross unrecognized holding gain or loss on the held-to-maturity debt securities was nil and nil as of December 31, 2019 and 2020, respectively.

The cost of trading debt securities was RMB795,849 and RMB2,998,310 (US$459,511), with net unrealized gain of nil and RMB3,641 (US$558) as of December 31, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, interest income related to short-term debt securities was RMB115,737, RMB500,298 and RMB1,175,842 (US$180,206), respectively.

As of December 31, 2019 and 2020, the cost of marketable equity securities was RMB23,398 and nil, respectively; and the unrealized loss included in the carrying amount was RMB11,473 and nil, respectively. For the years ended December 31, 2018, 2019 and 2020, the realized loss from the marketable equity securities was nil, RMB5,435 and RMB14,332 (US$2,196), respectively.

5.    Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Prepayments	645,169	2,515,711	385,550
Inventories	—	1,718,410	263,358
VAT recoverable	102,426	371,958	57,005
Interest receivables	146,294	309,027	47,360
Rental and other deposits	12,060	54,773	8,394
Others	44,328	189,652	29,066
	950,277	5,159,531	790,733

The prepayments primarily consist of advertising fees paid in advance.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.    Property, Equipment and Software, Net

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
At cost:
Computer equipment, office equipment and purchased software	49,129	229,387	35,156
Leasehold improvement	18,826	23,780	3,644
	67,955	253,167	38,800
Less: accumulated depreciation	(26,682)	(50,314)	(7,711)
	41,273	202,853	31,089

For the years ended December 31, 2018, 2019 and 2020, the Group recorded depreciation expenses included in the following captions:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Costs of revenues	1,291	3,603	10,983	1,683
Sales and marketing expenses	805	2,415	2,477	380
General and administrative expenses	1,074	1,901	1,936	297
Research and development expenses	2,764	10,179	12,603	1,931
	5,934	18,098	27,999	4,291

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.    Intangible Asset

Intangible asset consisted of the following:

Total
RMB
Balance as of January 1, 2019	2,579,338
Amortization	(619,733)
Foreign currency translation difference	34,687
Balance as of December 31, 2019	1,994,292
Amortization	(623,524)
Foreign currency translation difference	(94,017)
Balance as of December 31, 2020	1,276,751

In February 2018, the Company entered into a strategic cooperation framework agreement (the “Agreement”) with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company with Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. Amortization expense for intangible asset were RMB491,069, RMB619,733 and RMB623,524 (US$95,559) for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment charge was recognized on the intangible asset for any of the three years ended December 31, 2020.

The estimated annual amortization expense for each of the remaining fiscal years is as follows:

	Amortization
	RMB	US$
2021	586,919	89,949
2022	586,919	89,949
2023	102,913	15,773

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.    Leases

The Group has operating leases mainly for offices in China. For the year ended December 31, 2019 and 2020, operating lease costs were RMB94,929 and RMB177,976 (US$27,276); and short-term lease costs were RMB34,255 and RMB31,394 (US$4,811), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the year ended December 31, 2019 and 2020.

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	Rental
	RMB	US$

2021	271,898	41,670
2022	173,110	26,530
2023	127,738	19,577
2024	107,851	16,529
2025 and after	34,889	5,347
Total undiscounted cash flows	715,486	109,653
Less: imputed interest	(47,511)	(7,282)
Present value of lease liabilities	667,975	102,371

As of December 31, 2019 and 2020, the Company had no operating leases that had not yet commenced.

As of December 31, 2019 and 2020, the weighted average remaining lease term was 4.37 years and 3.39 years; and the weighted average discount rate was 5.36% and 4.90% for the Company’s operating leases, respectively.

Other supplemental information related to leases is summarized below:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$

Operating cash flows for operating leases	76,130	166,967	25,589
ROU assets obtained in exchange for new operating lease liabilities	402,646	265,821	40,739

9.    Other Non-current Assets

Other Non-Current Assets mainly include held-to-maturity debt securities, investment in convertible bonds, and equity method investments.

Held-to-maturity debt securities mainly represent the time deposits made in financial institutions that the Group has positive intent and ability to hold to maturity. As of December 31, 2019 and 2020, the carrying amount for the investments, net of allowance for credit losses, was nil and RMB4,315,096 (US$661,317), respectively. As of December 31, 2019 and 2020, the allowance for credit losses was nil and RMB6,343 (US$972), respectively. The gross unrecognized holding gain or loss on the investments was nil and nil as of December 31, 2019 and 2020, respectively. Gains recorded on these time deposits in the consolidated statements of comprehensive loss were nil, nil and RMB66,602 (US$10,207) for the year ended December 31, 2018, 2019 and 2020, respectively.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.    Other Non-current Assets (Continued)

The Group invested in convertible bonds issued by a third party in 2020, which is accounted for under the fair value option. As of December 31, 2020, the fair value was RMB1,388,916 (US$212,861). Unrealized gains recorded on these convertible bonds in the consolidated statements of comprehensive loss was RMB88,928 (US$13,629) for the year ended December 31, 2020.

Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds, including funds set up by the Company’s related parties, to make strategic investments. As of December 31, 2019 and 2020, the carrying amount for the investments was RMB433,649 and RMB1,135,141 (US$173,968), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2019 and 2020. During the year ended December 31, 2018, 2019 and 2020, the Group shared the profits of the equity investees and recognized nil, RMB28,676 and RMB83,654 (US$12,821) in share of results of equity investees in the consolidated statements of comprehensive loss, respectively. There was no impairment on these investments during the year ended December 31, 2019 and 2020.

10.  Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Accrued advertising and marketing expenses	2,411,521	4,552,069	697,635
VAT and other tax payable	1,045,796	2,882,177	441,713
Payroll payable	1,061,228	1,806,787	276,902
Accounts payable	307,698	1,137,566	174,340
Others	50,819	814,773	124,871
	4,877,062	11,193,372	1,715,461

11.  Short-term Borrowings

As of December 31, 2019 and 2020, the short-term borrowings obtained from the banks were RMB897,022 and RMB1,828,923 (US$280,294), respectively. As of December 31, 2019 and 2020, the borrowings were collateralized by bank wealth management products of RMB923,800 and RMB1,876,250 (US$287,548), respectively, which were classified as short-term investments as provided by one of the Group’s wholly-owned subsidiaries. As of December 31, 2020, the annual interest rates of these borrowings are 2.04% to 2.95%. For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest expense of nil, RMB1,726 and RMB61,542 (US$9,432), respectively, in the consolidated statements of comprehensive loss.

12.  Convertible Bonds

(a)   2024 Convertible Bonds

In September 2019, the Company issued US$1,000,000 principal amount 0.00% convertible senior notes including US$125,000 sold upon the exercise of the over-allotment option (the “2024 Notes”). The 2024 Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  Convertible Bonds (Continued)

(a)   2024 Convertible Bonds (Continued)

Holders may convert their 2024 Notes at their option prior to the close of business on the business day immediately preceding April 1, 2024 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2019 (and only during such calendar quarter), if the last reported sale price of the Company’s American Depositary Shares (the ‘‘ADSs’’), each representing four Class A ordinary shares of the Company, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (the “2024 Price Condition”); (2) during the five-business-day-period after any ten-consecutive-trading-day-period (the “measurement period”) in which the trading price per US$1,000 principal amount of the 2024 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2024 Notes for a tax redemption; (4) if the Company calls the 2024 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after April 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2024 Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion rate of the 2024 Notes is 23.4680 of the Company’s ADS per US$1,000 principal amount of the 2024 Notes (which is equivalent to an initial conversion price of approximately US$42.61 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date, if a make-whole fundamental change occurs prior to the maturity date of the 2024 Notes, or under certain circumstances upon a tax redemption or the Company’s optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2024 Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case may be.

The Company may not redeem the 2024 Notes prior to October 1, 2022 unless certain tax-related events occur. On or after October 1, 2022, the Company may redeem for cash all or part of the 2024 Notes, at its option, if the last reported sale price of the Company’s American Depositary Shares has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the 2024 Notes may require the Company to repurchase all or part of their 2024 Notes in cash on October 1, 2022 (the “Repurchase Date”) or in the event of certain fundamental changes. No sinking fund is provided for the 2024 Notes.

(b)   2025 Convertible Bonds

In November 2020, the Company issued US$2,000,000 principal amount 0.00% convertible senior notes including US$250,000 sold upon the exercise of the over-allotment option (the “2025 Notes”). The Notes will mature on December 1, 2025 unless redeemed, repurchased or converted prior to such date.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  Convertible Bonds (Continued)

(b)   2025 Convertible Bonds (Continued)

Holders may convert their 2025 Notes at their option prior to the close of business on the business day immediately preceding June 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ADS, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business-day period after any ten-consecutive-trading-day period (the ‘‘measurement period’’) in which the ‘‘trading price’’ (as defined below) per US$1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2025 Notes for a tax redemption; (4) if the Company calls the 2024 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after June 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2025 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The conversion rate will initially be 5.2459 ADSs per US$1,000 principal amount of 2025 Notes (equivalent to an initial conversion price of approximately US$190.63 per ADS). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occur prior to the maturity date or following the Company’s delivery of a notice of a tax or optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2025 Notes in connection with such a corporate event or such notice of tax or optional redemption, as the case may be.

The Company may not redeem the 2025 Notes prior to December 6, 2023 unless certain tax-related events occur. On or after December 6, 2023, the Company may redeem for cash all or part of the 2025 Notes, at its option, if the last reported sale price of its ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provide notice of redemption and (ii) the trading day immediately preceding the date the Company send such notice. Holders of the 2025 Notes may require the Company to repurchase all or part of their 2025 Notes in cash on December 1, 2023 (the “Repurchase Date”) or in the event of certain fundamental changes. No sinking fund is provided for the 2025 Notes.

(c)   Accounting for Convertible Bonds

As the conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option, the Company separated the 2024 Notes and the 2025 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was initially calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The resulting discount, together with the allocated issuance costs as mentioned below, are accreted at an effective interest rate over the period from the issuance date to the Repurchase Date. The effective rate of the 2024 Notes and 2025 Notes are 11.15% and 10.87%, respectively. The Group made estimates and judgments in determining the initial fair values of the liability components of the Notes with the assistance from independent valuation firms.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  Convertible Bonds (Continued)

(c)   Accounting for Convertible Bonds (Continued)

The gross proceeds from the issuance of the 2024 Notes were US$1,000,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$15,680, which were allocated to the liability and equity components proportionately.

The gross proceeds from the issuance of the 2025 Notes were US$2,000,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$20,607, which were allocated to the liability and equity components proportionately.

As of December 31, 2019 and 2020, the principal amount of the liability component of the Notes were US$1,000,000 and US$2,883,024, unamortized debt discount were US$253,651 and US$671,068, and net carrying amount of the liability component was RMB5,206,682 and RMB14,432,792, respectively. The carrying amount of the equity component was US$258,429 and US$478,633, respectively. For the year ended December 31, 2019 and 2020, the amount of interest cost recognized relating to the amortization of the discount on the liability component was RMB144,132 and RMB695,794 (US$106,635), respectively. As of December 31, 2020, the liability component of 2024 Notes and 2025 Notes will be accreted up to the principal amount over a remaining period of 1.75 years and 2.92 years, respectively.

For the year ended December 31, 2020, holders of US$116,976 in aggregate principal amount of 2024 Notes exercised their right to convert their notes into shares under the 2024 Price Condition at its initial conversion price. Upon conversion, the Company issued 9,900,368 ordinary shares. As of December 31, 2020, the if-converted values of remaining 2024 Notes were US$3,676,400, which exceed their principal amount of US$883,024.

13.  Fair Value Measurement

In accordance with ASC 820, the Company measures investment in convertible bonds and certain wealth management products classified as trading securities on a recurring basis. The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB

Recurring
As of December 31, 2019:
Short-term investments:
Trading debt securities	—	795,849	—
Marketable equity securities	11,925	—	—
	11,925	795,849	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.  Fair Value Measurement (Continued)

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2020:
Short-term investments:
Trading debt securities	—	3,001,951	—
Other non-current assets:
Investment in convertible bonds	—	—	1,388,916
	—	3,001,951	1,388,916

Investment in convertible notes is classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the binomial model. Key inputs and parameters include volatility which is an expected rate based on the historical stock price of the bond issuer, risk free rate which is based on the yield of US government bond and discount rate which is based on yield of comparable bonds with similar credit rating applicable for the bond issuer.

Certain wealth management products classified as trading securities is classified under level 2 in the fair value hierarchy, with the fair value determined based on quoted prices of similar assets.

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

	Amounts
	RMB	US$

Balance at December 31, 2019	—	—
Additions	1,414,200	216,736
Net unrealized fair value	88,928	13,629
Foreign currency translation adjustments	(114,212)	(17,504)
Balance at December 31, 2020	1,388,916	212,861

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.  Fair Value Measurement (Continued)

As of December 31, 2019 and 2020, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of held-to-maturity debt investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2019:
Short-term investments:
Held-to-maturity debt securities	—	34,481,053	—
Convertible bonds	—	8,037,280	—
As of December 31, 2020:
Short-term investments:
Held-to-maturity debt securities	—	61,549,143	—
Other non-current assets:
Held-to-maturity debt securities	—	4,315,096	—
Convertible bonds	—	40,760,994	—

14.  Ordinary Shares

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

In April 2020, the Company completed a private placement and issued 135,426,300 Class A Ordinary Shares for total proceeds of US$1,100,000.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.  Ordinary Shares (Continued)

In June 2020, 664,703,620 Class B ordinary shares were converted into Class A ordinary shares by the holder on a one-for-one basis.

In November 2020, the Company completed a follow-on public offering and issued 33,005,000 ADSs, representing 132,020,000 Class A ordinary shares for total proceeds net of issuance costs of US$4,074,642.

In December 2020, the Company completed a private placement and issued 15,384,612 Class A Ordinary Shares for total proceeds of US$500,000.

15.  Revenues

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Online marketing services and others	11,515,575	26,813,641	47,953,779	7,349,238
Transaction services	1,604,415	3,328,245	5,787,415	886,960
Merchandise sales	—	—	5,750,671	881,329
	13,119,990	30,141,886	59,491,865	9,117,527

Contract balances

The Group’s contract liabilities comprised of customer advances and deferred revenues and portions of payable to merchants:

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Customer advances and deferred revenues	605,970	2,423,190	371,370
Payable to merchants	116,557	224,896	34,467

Customer advances and deferred revenues and payable to merchants relate to considerations received in advance for online marketing services and transaction services, for which control of the services occur at a later point in time. During the year ended December 31, 2020, revenues of RMB651,877 were recognized from the carrying value of contract liabilities as of December 31, 2019. During the year ended December 31, 2019, revenues of RMB219,017 were recognized from the carrying value of contract liabilities as of December 31, 2018.

16.  Share-Based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in 2015 (the ‘‘2015 Plan’’). The 2015 Plan allows the Group to grant options to employees, directors or consultants. Under the 2015 Plan, the maximum aggregate number of shares that may be issued shall not exceed 581,972,860. The terms of the options shall not exceed ten years from the date of grant.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  Share-Based Compensation (Continued)

In July 2018, the Group adopted the 2018 Share Incentive Plan (the “2018 Plan”). The 2018 Plan allows the Group to grant options and RSUs to employees, directors or consultants. Under the 2018 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is initially 363,130,400, plus an annual increase on the first day of each fiscal year of the company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022.

For the share options granted under the 2015 Plan and the 2018 Plan, in addition to the explicit service periods of four years, with 25% of the options vesting annually, Class A ordinary shares acquired from the exercise of vested options cannot be sold or transferred by the employees without the prior written consents of the Company within the first three years of vested (‘‘Restricted Shares’’). In the event that employment relationship is terminated with the Company, voluntarily or involuntarily, within the three-year lock-up periods, the Company may, at its sole discretion, repurchase the Restricted Shares at the employee’s exercise price. The Group determined the substance of the lock up periods to be additional implicit service periods of three years, thereby extending the vesting terms of the options to be seven years in total.

The RSUs granted under the 2018 Plan vest over a period of four years with 25% vesting on each anniversary from the date of grant, or with 50% of the RSUs vesting on the second anniversary and 25% on each of the third and fourth anniversary from the date of grant.

(a)  Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	share options	price	fair value	value	term
		US$	US$	US$	Years
Outstanding as of January 1,2018	272,442,860	0.0065	0.0706	144,258	8.57
Granted	359,390,000	0.0065	3.6289
Forfeited	(2,240,000)	0.0065	2.5006
Outstanding as of December 31, 2018	629,592,860	0.0065	2.0931	3,527,924	8.64
Granted	76,665,380	0.0065	7.7632
Forfeited	(7,937,140)	0.0065	5.7059
Outstanding as of December 31, 2019	698,321,100	0.0065	2.6745	6,598,087	7.83
Granted	41,350,000	0.0065	14.5801
Forfeited	(8,620,000)	0.0065	5.7091
Outstanding as of December 31, 2020	731,051,100	0.0065	3.1775	32,466,710	6.94
Vested and expected to vest as of December 31, 2020	731,051,100	0.0065	3.1775	32,466,710	6.94
Exercisable as of December 31, 2020	445,316,410	0.0065	1.7667	19,776,947	6.38

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. Share-Based Compensation (Continued)

(a)  Share options: (Continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

The total fair value of vested options was RMB45,979, RMB2,243,028 and RMB 3,237,924 (US$ 496,234) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, total unrecognized share-based compensation expense relating to unvested awards was RMB9,773,595 (US$1,497,869) which is expected to be recognized over a weighted-average period of 3.94 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2018	2019	2020
Risk-free interest rates	2.97%-3.13%	1.50%-2.90%	0.62%-1.13%
Expected volatility	46.23%-48.63%	43.52%-57.59%	43.89%-46.68%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$1.5146-$5.7400	$4.8550-$8.9875	$8.9450-$34.1350
Fair value of share option	$1.5091-$5.7335	$4.8485-$8.9810	$8.9385-$34.1285

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. Share-Based Compensation (Continued)

(c)   RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
	Number of	average grant
	RSUs	date fair value
		US$
Outstanding as of January 1, 2018	—	—
Granted	8,295,240	6.2519
Outstanding as of January 1, 2019	8,295,240	6.2519
Granted	36,409,188	6.7698
Vested	(567,636)	6.9225
Forfeited	(2,761,724)	6.4514
Outstanding as of December 31, 2019	41,375,068	6.6855
Granted	11,133,740	16.6133
Vested	(4,950,492)	5.2263
Forfeited	(3,737,860)	8.4385
Outstanding as of December 31, 2020	43,820,456	9.1088

The total fair value of the RSUs vested during the years ended December 31, 2019 and 2020 was RMB27,073 and RMB 178,855 (US$ 27,411) respectively.

As of December 31, 2020, RMB1,516,338 (US$232,389) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 2.64 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. Share-Based Compensation (continued)

(d)   Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the years ended
	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Costs of revenues	3,488	23,835	32,291	4,949
Sales and marketing expenses	405,805	860,862	1,093,547	167,593
General and administrative expenses i)	6,296,186	786,641	966,985	148,197
Research and development	136,094	886,368	1,520,220	232,984
	6,841,573	2,557,706	3,613,043	553,723

i)     In April 2018, the Company issued 254,473,500 Class A ordinary shares to a company controlled by Mr. Zheng Huang, the founder, at the par value of US$0.000005 per share pursuant to a shareholders’ resolution. The difference between the par value and estimated fair value of ordinary shares on the grant date was recorded as a one-time share-based compensation expense of RMB5,953,717 in general and administration expenses. No such transaction took place during the years ended December 31, 2019 and 2020.

17.  Income Taxes

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

Xinzhijiang, a subsidiary of the Company established in April 2018, located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in Qianhai District which operate in certain encouraged industries, from 2014 to 2020.

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

The Group’s loss before income taxes consisted of:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Non-PRC	(7,083,904)	(2,741,219)	(3,763,962)	(576,853)
PRC	(3,133,221)	(4,226,384)	(3,415,780)	(523,491)
	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)

The Group had no current or deferred income tax expenses or benefits for the years ended December 31, 2018, 2019 and 2020.

The reconciliations of the income tax expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loss before income tax expense	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate	(2,554,281)	(1,741,901)	(1,794,935)	(275,086)
International tax rate differential	1,779,100	735,028	1,077,383	165,116
Preferential tax rate	197,828	358,796	57,483	8,810
Non-deductible expenses	36,726	(5,980)	108	17
Non-taxable income	(20,973)	(61,151)	(164,120)	(25,153)
Deferred tax items tax rate differential	(34,236)	(570,382)	(110,821)	(16,984)
Additional deduction of research and development expenses	(22,672)	(67,628)	(124,858)	(19,135)
Change in valuation allowance	618,508	1,353,218	1,059,760	162,415
Income tax expenses	—	—	—	—

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.  Income Taxes (Continued)

PRC (Continued)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	1,840,246	1,956,901	299,908
Carryforwards of non-deductible advertising expenses and donations	251,829	1,143,858	175,304
Others	43,111	94,186	14,435
Less: valuation allowance	(2,135,186)	(3,194,945)	(489,647)
Deferred tax assets, net	—	—	—

The Group operates through several subsidiaries, the VIE and the subsidiaries of the VIE. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2019 and 2020, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2019 and 2020, the Group had taxable losses of RMB8,174,339 and RMB8,689,427 (US$1,331,713) derived from entities in the PRC, which can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The PRC taxable loss will expire from December 31, 2021 to 2029 if not utilized.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and the subsidiaries of the VIE located in the PRC. As of December 31, 2019 and 2020, there were no undistributed earnings from these entities and no withholding tax has been accrued.

As of December 31, 2019 and 2020, the Group did not have significant unrecognized tax benefit, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

For the years ended December 31, 2018, 2019 and 2020, no interest expense was accrued in relation to the unrecognized tax benefit. As of December 31, 2019 and 2020 there were no accumulated interest expenses recorded in unrecognized tax benefit.

As of December 31, 2020, the tax years ended December 31, 2015 through period ended as of the reporting dates for the WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.  Related Party Transactions

(a)	Related parties

Names of related parties	Relationship with the Group
Tencent and its affiliates (“Tencent Group”)	A shareholder of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
Shanghai Fufeitong Information Service Co., Ltd. (“Shanghai Fufeitong”)	Company controlled by one of the executive officers of the Company

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020, respectively:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Services received from:
Tencent Group	1,266,362	2,298,074	10,541,479	1,615,552
Shanghai Fufeitong	—	—	45,364	6,952

(c)	The Group had the following significant related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts due from related parties:
Current:
Tencent Group*	1,905,793	3,177,536	486,979
Ningbo Hexin Equity Investment Partnership **	459,632	697,632	106,917
Shanghai Fufeitong	—	364,517	55,865
Accounts due to related parties:
Current:
Tencent Group	1,502,892	3,370,928	516,617
Shanghai Fufeitong	—	14,935	2,289

*  The balance primarily represents receivables due from the online payment platform operated by Tencent Group.

** The balance represents loans to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.  Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)
Deemed distribution to certain holders of convertible preferred shares	(80,496)	—	—	—
Net loss attributable to ordinary shareholders	(10,297,621)	(6,967,603)	(7,179,742)	(1,100,344)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted	2,968,320	4,627,278	4,768,343	4,768,343

Loss per share – basic and diluted	(3.47)	(1.51)	(1.51)	(0.23)

During the years ended December 31, 2019 and 2020, the Company issued 600,000 and 12,050,000 ordinary shares to its share depositary bank, respectively. No consideration was received by the Company for the issuance. As of December 31, 2020, 5,518,128 out of the total 12,650,000 ordinary shares were used to settle share-based compensation. The remaining 7,131,872 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share.

20. Restricted Net Assets

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2018, 2019 and 2020, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB10,789,088 (US$1,653,500).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries.The total expenses the Group incurred for the plan were RMB133,699, RMB334,434 and RMB277,429 (US$42,518) for the years ended December 31, 2018, 2019 and 2020, respectively.

22. Commitments and Contingencies

(a)   Operating lease commitments

The Company leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 8.

(b)   Investment commitments

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. As of 31 December 2020, the total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB782,703 (US$119,954).

(c)   Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. Between August and December 2018, several putative shareholder class action lawsuits were filed against the Group and certain of its officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. In March 2020, the court granted the Group’s motion to dismiss the claims in the consolidated action in the SDNY, following which the plaintiffs filed an appeal in April 2020. In February 2021, the Superior Court of the State of California dismissed all claims against the Group for lack of personal jurisdiction. As the appeal of the consolidated action in the SDNY is still pending, the Group cannot reliably estimate the likelihood of an unfavorable outcome or any estimate of the amounts or range of any potential loss. As of December 31, 2020, the Group did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.  Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	661,714	6,566	1,006
Short-term investments	6,157,221	5,840,247	895,057
Prepayments and other current assets	17,906	359	55
Total current assets	6,836,841	5,847,172	896,118
Non-current assets
Intangible asset	1,994,292	1,276,751	195,671
Investments in subsidiaries, the VIE and subsidiaries of the VIE	21,053,370	67,814,679	10,393,054
Total non-current assets	23,047,662	69,091,430	10,588,725
Total assets	29,884,503	74,938,602	11,484,843

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses and other liabilities	23,566	327,004	50,116
Total current liabilities	23,566	327,004	50,116

Convertible bonds	5,206,682	14,432,792	2,211,922
Other non-current liabilities	7,389	2,918	447
Total non-current liabilities	5,214,071	14,435,710	2,212,369
Total liabilities	5,237,637	14,762,714	2,262,485

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized; 2,575,580,988 and 3,545,065,888 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	84	115	18
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 shares authorized, 2,074,447,700 and 1,409,744,080 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	64	44	6
Additional paid-in capital	41,493,949	86,698,660	13,287,151
Accumulated other comprehensive income	1,448,230	(1,047,728)	(160,571)
Accumulated deficits	(18,295,461)	(25,475,203)	(3,904,246)
Total shareholders’ equity	24,646,866	60,175,888	9,222,358
Total liabilities and shareholders’ equity	29,884,503	74,938,602	11,484,843

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.  Condensed Financial Information of the Company (continued)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Costs of revenues	(491,069)	(619,733)	(623,524)	(95,559)
Sales and marketing expenses	(4,106)	(47,746)	(36,940)	(5,661)
General and administrative expenses	(4,101)	(3,245)	(6,746)	(1,034)
Total operating expenses	(8,207)	(50,991)	(43,686)	(6,695)
Operating loss	(499,276)	(670,724)	(667,210)	(102,254)
Interest income	207,597	318,166	126,502	19,387
Interest expense	—	(144,132)	(695,794)	(106,635)
Foreign exchange gain	113	—	—	—
Other (loss)/gain	—	(31)	53,244	8,160
Share of losses from subsidiaries, the VIE and subsidiaries of the VIE	(9,925,559)	(6,470,882)	(5,996,484)	(919,002)
Loss before income tax	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)
Income tax expenses	—	—	—	—
Net loss	(10,217,125)	(6,967,603)	(7,179,742)	(1,100,344)

Other comprehensive income, net of tax of nil
Foreign currency translation difference, net of tax of nil	1,058,884	412,447	(2,495,958)	(382,522)
Comprehensive loss	(9,158,241)	(6,555,156)	(9,675,700)	(1,482,866)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash generated from operating activities	110,724	259,409	735,231	112,679
Cash flows from investing activities:
Proceeds from sales of short-term investments	—	6,049,590	6,034,863	924,883
Cash given to purchase of short-term investments	(6,146,370)	(5,998,024)	(6,250,248)	(957,892)
Cash given to subsidiaries, the VIE and subsidiaries of the VIE	(6,749,831)	(20,293,132)	(52,051,474)	(7,977,237)
Net cash used in investing activities	(12,896,201)	(20,241,566)	(52,266,859)	(8,010,246)
Cash flows from financing activities:
Net proceeds from the initial public offering	11,523,631	—	—	—
Proceeds from the private placements	—	—	11,063,339	1,695,531
Net proceeds from the follow-on offerings	—	7,993,828	26,805,438	4,108,113
Net proceeds from the issuance of convertible bonds	—	6,966,757	13,024,199	1,996,046
Net proceeds from the issuance of convertible preferred shares	5,820,726	—	—	—
Others	—	—	(6)	(1)
Net cash generated from financing activities	17,344,357	14,960,585	50,892,970	7,799,689
Exchange rate effect on cash, cash equivalents and restricted cash	319,221	141,540	(16,490)	(2,528)
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,878,101	(4,880,032)	(655,148)	(100,406)
Cash, cash equivalents and restricted cash at beginning of year	663,645	5,541,746	661,714	101,412
Cash, cash equivalents and restricted cash at end of year	5,541,746	661,714	6,566	1,006

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

The parent company records its investment in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries, the VIE and a subsidiaries of the VIE’’ or ‘‘Loss in excess of investments in subsidiaries, the VIE and subsidiaries of the VIE’’ and their respective loss as ‘‘Share of loss in subsidiaries, the VIE and a subsidiaries of the VIE’’ on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIE subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.