Form 20-F
period 2021-12-31
Pinduoduo Inc.
filed 2022-04-25
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,057,542,676 Class A ordinary shares, par value US$0.000005 per share, and no Class B ordinary shares were outstanding as of December 31, 2021.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active buyers” in a given period are to user accounts that placed one or more orders (i) on our Pinduoduo mobile app or (ii) through social networks or access points in that period, regardless of whether the products and services are actually sold, delivered or returned;
●	“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our Pinduoduo mobile platform in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;
●	“annual spending per active buyer” in a given year are to the quotient of total GMV in that year divided by the number of active buyers in the same year;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“GMV” are to the total value of all orders for products and services placed on our Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on our platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in our GMV. As a prudential matter aimed at eliminating any influence on our GMV of irregular transactions, we exclude from our calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day;
●	“monthly active users” are to the number of user accounts that visited our Pinduoduo mobile app during a given month, which does not include those that accessed our platform through social networks and access points;
●	“our platform” or “Pinduoduo mobile platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via Pinduoduo mobile app and through social networks and access points;
●	“Pinduoduo,” “we,” “us,” “our company,” “the Company,” and “our” are to Pinduoduo Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, which we refer to as our variable interest entity or VIE in this annual report, and its subsidiaries, including but not limited to Shanghai Xunmeng Information Technology Co., Ltd., or Shanghai Xunmeng;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000005 per share;
●	“total orders” are to the total number of orders for products and services placed on our Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our growth strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in the e-commerce industry in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with buyers and merchants;
●	competition in our industry; and
●	relevant government policies and regulations relating to us, and their future development.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

Our Company

Our Pinduoduo mobile platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. We pioneered an innovative “team purchase” model on our platform. Buyers are encouraged to share product information on social networks, and invite their friends, family and social contacts to form shopping teams to enjoy the more attractive prices available under the “team purchase” option. This effectively generates frequent interactions and leads to user engagement on our platform. Our active buyer base helps attract merchants to our platform, and the scale of our sales volume encourages merchants to offer even more competitive prices and customized products and services to buyers, thus forming a virtuous cycle.

We have always seen business opportunities in agriculture, and we seize these opportunities by leveraging our platform to promote digital inclusion of smallholder farmers. Our ability to aggregate demand and generate large volumes of orders helps create economies of scale for our farmer merchants. Farmers can sell directly to consumers through our platform and become less dependent on wholesale distributors. We offer dedicated training programs to enable farmers to become better business operators. We collaborate with reputable agricultural institutions to invest in technology and fund research with the objective of improving food production, quality control, food safety and sustainability, so that a greater volume of better, fresher and safer agricultural products can go directly from farm to table.

Our Holding Company Structure and Contractual Arrangements with Our VIE

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
Hangzhou Aimi Network Technology Co., Ltd. (b
("Hangzhou Aimi")
100%
Shanghai Xunmeng Information Technology Co., Ltd.
("Shanghai Xunmeng")
Equity interest
Contractual arrangements

Note:

(1)

Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi Network Technology Co., Ltd., or Hangzhou Weimi, pursuant to which we have control over and are the primary beneficiary of Hangzhou Aimi.

Pinduoduo Inc. is a Cayman Islands holding company. It does not operate directly in China, nor does it have any equity ownership in our VIE or our VIE’s subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, (ii) our VIE with which we have maintained contractual arrangements, and (iii) the subsidiaries of our VIE. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as internet content-related services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through our VIE and its subsidiaries, and rely on contractual arrangements among Hangzhou Weimi (one of our PRC subsidiaries), our VIE and its shareholders to control the business operations of our VIE and its subsidiaries. Revenues contributed by our VIE and its subsidiaries accounted for 58.5%, 65.1% and 59.3% of our total revenues for 2019, 2020 and 2021, respectively. Our VIE was established in April 2015 and holds the value-added telecommunication business operation license, or the VATS License, covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. Shanghai Xunmeng was established in January 2014 and holds the VATS License covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services.

Holders of our ADSs hold equity interest in Pinduoduo Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in our VIE and its subsidiaries. A series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, have been entered into by and among Hangzhou Weimi, our VIE, our VIE’s shareholders and, as applicable, their spouses. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of our VIE and its subsidiaries, and we have consolidated their financial results in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with our VIE. If the whole or any part of our contractual arrangements with our VIE is found to be unenforceable, we may not be able to consolidate, derive economic interests from, or exert effective control over our VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Our Operations are subject to PRC Laws and Regulations

Our business operations are primarily conducted in China, and our operations are subject to PRC laws and regulations. The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. For example, we are subject to regulatory approvals and permit requirements, oversight on cybersecurity and data privacy, and anti-monopoly and anti-unfair competition laws, with respect to which the applicable laws and regulations have evolved substantially in recent years. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report.

As of the date of this annual report, our PRC subsidiaries, our VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations in China, including, among others, VATS Licenses. New laws and regulations may be adopted from time to time, which may require us to obtain additional licenses and permits for our operations and services. If we offer new functions and services on our platform in the future, we may be required to obtain additional licenses, permits, filings or approvals for such functions or services. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

The PRC governmental authorities have recently promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Under PRC laws and regulations effective as of the date of this annual report, none of us, our PRC subsidiaries, our VIE or its subsidiaries (i) is required to obtain any permission from the China Securities Regulatory Commission, or the CSRC, (ii) is required to go through a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or (iii) has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors. However, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. The heightened regulatory scrutiny of business operators under the Anti-monopoly Law may increase our compliance costs and subject us to heightened risks and challenges. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platform. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements” and “—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
●	If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.
●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations.
●	Our merchants deliver their products to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.
●	We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.
●	If we fail to maintain and expand our relationships with merchants, our revenues and results of operations will be harmed.
●	We incurred net losses in the past, and we may not be able to maintain profitability in the future.
●	We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.
●	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platform. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Pinduoduo Inc. is a Cayman Islands holding company with no equity ownership in our VIE and its subsidiaries. We conduct our operations in China primarily through (i) our subsidiaries in China, (ii) our VIE with which we have maintained contractual arrangements, and (iii) the subsidiaries of our VIE. Holders of our ADSs hold equity interest in Pinduoduo Inc. and do not have direct or indirect equity interest in our VIE and its subsidiaries. There are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of these contractual arrangements. If the whole or any part of our contractual arrangements with our VIE and its shareholders is found to be unenforceable, we may not be able to consolidate, derive economic interests from, or exert effective control over our VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and the value of our ADSs.
●	The rights and functions of the Pinduoduo Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the Pinduoduo Partnership may conflict with your interests.
●	Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing risks and uncertainties to their interpretation and enforcement. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs.
●	The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline.
●	Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows through Our Organization

Pinduoduo Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, our VIE and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, Pinduoduo Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Pinduoduo Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Pinduoduo Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries, our VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries, our VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our VIE in which we have no legal ownership, totaling RMB8,344.8 million, RMB10,789.1 million and RMB23,306.4 million (US$3,657.3 million) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC law, Pinduoduo Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, (i) Pinduoduo Inc. provided loans to our subsidiaries in an aggregate principal amount of RMB20,527.4 million, RMB54,469.7 million and RMB15,520.1 million (US$2,435.4 million), respectively, (ii) our subsidiaries repaid loans to Pinduoduo Inc. in an aggregate principal amount of RMB234.3 million, RMB2,418.2 million, and RMB9,664.8 million (US$1,516.6 million), respectively, (iii) our VIE and its subsidiaries provided loans to our subsidiaries in an aggregate principal amount of RMB30.0 million, RMB21,545.3 million and RMB47,711.8 million (US$7,487.0 million), respectively, (iv) our subsidiaries repaid loans to our VIE and its subsidiaries in an aggregate principal amount of nil, RMB14,760.6 million and RMB29,999.3 (US$ 4,707.5 million), respectively, (v) our subsidiaries provided loans to our VIE and its subsidiaries in an aggregate principal amount of RMB6,248.7 million, RMB12,204.2 million and RMB7,729.5 million (US$1,212.9 million), respectively, and (vi) our VIE and its subsidiaries repaid loans to our subsidiaries in an aggregate principal amount of RMB2,599.2 million, RMB5,291.6 million, and RMB7,300.0 million (US$1,145.5 million), respectively.

Pinduoduo Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to Our VIE

The following table presents the condensed consolidating schedule of financial position for our VIE and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Pinduoduo		VIE and Its		Consolidated
	Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Revenues	—	52,756,114	77,877,339	(36,683,514)	93,949,939
Net income/ (loss)	7,768,670	(5,589,442)	15,169,180	(9,579,738)	7,768,670

	For the Year Ended December 31, 2020
	Pinduoduo		VIE and Its		Consolidated
	Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Revenues	—	22,716,003	51,351,861	(14,575,999)	59,491,865
Net (loss)/ income	(7,179,742)	(8,549,149)	2,552,665	5,996,484	(7,179,742)

	For the Year Ended December 31, 2019
	Pinduoduo		VIE and Its		Consolidated
	Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Revenues	—	13,785,660	19,875,332	(3,519,106)	30,141,886
Net loss	(6,967,603)	(2,852,852)	(3,611,656)	6,464,508	(6,967,603)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
			VIE and Its		Consolidated
	Pinduoduo Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

		(RMB in thousands)
Current assets:
Cash and cash equivalents	2,269	3,994,006	2,430,440	—	6,426,715
Restricted cash	—	215,177	59,402,079	—	59,617,256
Short-term investments	—	74,210,278	12,306,340	—	86,516,618
Amounts due from Group companies(1)	—	28,831,878	40,425,872	(69,257,750)	—
Others	390	2,150,073	6,198,116	—	8,348,579
Total current assets	2,659	109,401,412	120,762,847	(69,257,750)	160,909,168
Non-current assets:
Other non-current assets	—	11,125,028	5,300,938	—	16,425,966
Investments in subsidiaries, our VIE and its subsidiaries(2)	86,252,341	—	—	(86,252,341)	—
Others	674,057	619,435	2,581,092	—	3,874,584
Total non-current assets	86,926,398	11,744,463	7,882,030	(86,252,341)	20,300,550
Total assets	86,929,057	121,145,875	128,644,877	(155,510,091)	181,209,718
Current liabilities:
Payable to merchants	—	562,197	61,947,517	—	62,509,714
Merchant deposits	—	217,143	13,360,409	—	13,577,552
Amounts due to Group companies(1)	—	122,579,954	27,978,153	(150,558,107)	—
Others	24,607	4,998,241	12,619,600	—	17,642,448
Total current liabilities	24,607	128,357,535	115,905,679	(150,558,107)	93,729,714
Non-current liabilities
Convertible bonds	11,788,907	—	—	—	11,788,907
Others	996	251,269	324,285	—	576,550
Total non-current liabilities	11,789,903	251,269	324,285	—	12,365,457
Total liabilities	11,814,510	128,608,804	116,229,964	(150,558,107)	106,095,171

	As of December 31, 2020
			VIE and Its		Consolidated
	Pinduoduo Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	6,566	18,821,431	3,593,192	—	22,421,189
Restricted cash	—	273,595	52,148,852	—	52,422,447
Short-term investments	5,840,247	51,684,405	7,026,442	—	64,551,094
Amounts due from Group companies(1)	—	14,181,040	9,932,418	(24,113,458)	—
Others	359	1,340,265	8,788,524	—	10,129,148
Total current assets	5,847,172	86,300,736	81,489,428	(24,113,458)	149,523,878
Non-current assets:
Other non-current assets	—	2,894,829	4,380,476	—	7,275,305
Investments in subsidiaries, our VIE and its subsidiaries(2)	67,814,679	—	—	(67,814,679)	—
Others	1,276,751	177,890	654,790	—	2,109,431
Total non-current assets	69,091,430	3,072,719	5,035,266	(67,814,679)	9,384,736
Total assets	74,938,602	89,373,455	86,524,694	(91,928,137)	158,908,614
Current liabilities:
Payable to merchants	—	416,722	53,417,259	—	53,833,981
Merchant deposits	—	—	10,926,319	—	10,926,319
Amounts due to Group companies(1)	—	91,774,456	9,759,506	(101,533,962)	—
Others	327,004	3,985,729	14,809,044	—	19,121,777
Total current liabilities	327,004	96,176,907	88,912,128	(101,533,962)	83,882,077
Non-current liabilities
Convertible bonds	14,432,792	—	—	—	14,432,792
Others	2,918	48,105	366,834	—	417,857
Total non-current liabilities	14,435,710	48,105	366,834	—	14,850,649
Total liabilities	14,762,714	96,225,012	89,278,962	(101,533,962)	98,732,726

	As of December 31, 2019
			VIE and Its		Consolidated
	Pinduoduo Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	661,714	2,289,578	2,816,894	—	5,768,186
Restricted cash	—	48,878	27,528,793	—	27,577,671
Short-term investments	6,157,221	22,570,941	6,560,665	—	35,288,827
Amounts due from Group companies(1)	—	5,350,359	3,337,273	(8,687,632)	—
Others	17,906	642,255	3,706,618	—	4,366,779
Total current assets	6,836,841	30,902,011	43,950,243	(8,687,632)	73,001,463
Non-current assets:
Other non-current assets	—	442,814	60,306	—	503,120
Investments in subsidiaries, our VIE and its subsidiaries(2)	21,053,370	—	—	(21,053,370)	—
Others	1,994,292	77,859	480,602	—	2,552,753
Total non-current assets	23,047,662	520,673	540,908	(21,053,370)	3,055,873
Total assets	29,884,503	31,422,684	44,491,151	(29,741,002)	76,057,336
Current liabilities:
Payable to merchants	—	269,261	29,657,227	—	29,926,488
Merchant deposits	—	—	7,840,912	—	7,840,912
Amounts due to Group companies(1)	—	32,098,776	5,393,858	(37,492,634)	—
Others	23,566	1,457,980	6,518,860	—	8,000,406
Total current liabilities	23,566	33,826,017	49,410,857	(37,492,634)	45,767,806
Non-current liabilities
Convertible bonds	5,206,682	—	—	—	5,206,682
Others	7,389	45,920	382,673	—	435,982
Total non-current liabilities	5,214,071	45,920	382,673	—	5,642,664
Total liabilities	5,237,637	33,871,937	49,793,530	(37,492,634)	51,410,470

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	( RMB in thousands)
			VIE and Its		Consolidated
	Pinduoduo Inc.	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash generated from/(used in) operating activities(3)	82,074	(5,664,088)	34,365,025	—	28,783,011
Net cash used in investing activities	(91,170)	(32,639,884)	(26,828,581)	23,997,270	(35,562,365)
Net cash generated from/(used in) financing activities	318	23,567,767	(1,445,969)	(23,997,270)	(1,875,154)

	For the Year Ended December 31, 2020
			VIE and Its		Consolidated
	Pinduoduo Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	735,231	(1,918,403)	29,379,799	—	28,196,627
Net cash used in investing activities	(52,266,859)	(40,037,787)	(11,802,074)	65,748,819	(38,357,901)
Net cash generated from financing activities	50,892,970	58,836,213	7,818,632	(65,748,819)	51,798,996

	For the Year Ended December 31, 2019
			VIE and Its		Consolidated
	Pinduoduo Inc.	Subsidiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Net cash generated from operating activities(3)	259,409	3,421,995	11,139,572	—	14,820,976
Net cash used in investing activities	(20,241,566)	(26,801,658)	(5,249,046)	23,972,592	(28,319,678)
Net cash generated from financing activities	14,960,585	20,320,257	4,546,481	(23,972,592)	15,854,731

Notes:

(1)	Represents the elimination of the intercompany balances among Pinduoduo Inc., our subsidiaries, our VIE and its subsidiaries.

(2)	Represents the elimination of the investments in our subsidiaries, our VIE and its subsidiaries.

(3)	For the years ended December 31 2019, 2020 and 2021, cash paid by our VIE and its subsidiaries to our subsidiaries, primarily for service fees, was RMB759.1 million, RMB1,717.5 million and RMB5,016.5 million (US$787.2 million), respectively, and cash paid by our subsidiaries to our VIE and its subsidiaries, primarily for service fees, was RMB294.8 million, RMB10,268.9 million, and RMB18,160.4 million (US$2,849.8 million), respectively.

A.           [Reserved]

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

We commenced our commercial operations in 2015, and have a limited operating history. The number of our active buyers was approximately 868.7 million in 2021. Our revenues grew from RMB59,491.9 million in 2020 to RMB93,949.9 million (US$14,742.8 million) in 2021. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, our online marketing services, from which we have generated almost all of our revenues since 2017, are a relatively new initiative and may not grow as quickly as we have anticipated. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

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

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platform or that we or merchants on our platform do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. In particular, we have been and may continue to be subject to negative publicity based on claims and allegations related to intellectual property. For example, the Office of the U.S. Trade Representative, or USTR, has identified our platform as a “notorious market” in its Special 301 Reports since 2019. The USTR may continue to identify our platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

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

The e-commerce industry in China is intensely competitive. We compete to attract, engage and retain buyers, merchants, and other participants on our platforms. Our current or potential competitors include (i) major e-commerce operators in China, (ii) major traditional and brick-and-mortar retailers in China, (iii) retail companies in China focused on specific product categories and (iv) major internet companies in China that do not operate e-commerce businesses now but may enter the e-commerce business area or are in the process of initiating their e-commerce businesses. These current or future competitors may have longer operating histories, greater brand recognition, better supplier or merchant relationships, stronger infrastructure, larger buyer bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from merchants, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to develop their IT systems and technology. Some of these competitors may also offer “team purchase” on their platforms or offer innovative purchase models that may turn out to be highly popular among buyers, and buyers may prefer them over our team purchase model. In addition, new and enhanced technologies may increase the competition in the market we operate in. Increased competition may reduce our profitability, market share, user base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

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

Our success depends on our ability to attract and retain new buyers and expand our buyer base. Acquiring and retaining buyers on our platform is important to the growth and profitability of our business. We leverage social networks as a tool for buyer acquisition and engagement. Although buyers can access our platform and make team purchases directly through our Pinduoduo mobile app, we leverage social networks to enable buyers to share product information and their purchase experiences with their friends, family and other social contacts to generate effective and organic traffic and active interactions among buyers. A portion of our buyer traffic comes from such user recommendation or product introduction feature which buyers can share with friends or contacts through social networks. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platform and through social networks. Therefore, during our daily operations, we focus more on the GMV on our platform as a whole and the seamless user experience across different access points, and believe that the final purchase destination cannot be used to reflect the significance of social networks and our Pinduoduo mobile app to our business operations.

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

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and buyers may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any such occurrence could cause disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

We have incurred net losses in the past, and we may not be able to maintain profitability in the future.

We incurred net losses from our inception until 2020, before recording a net income of RMB7,768.7 million (US$1,219.1 million) in 2021. We cannot assure you that we will be able to maintain profitability in the future. In particular, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to maintain profitability.

In addition to managing the foregoing costs and expenses, our ability to maintain profitability depends on our ability to, among other things, attract and retain buyers and increase buyer activities, establish and maintain relationships with merchants, provide valuable online marketplace services and broaden service offerings, and optimize our cost structure. We may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 8.8% from RMB41,194.6 million in 2020 to RMB44,801.7 million (US$7,030.4 million) in 2021, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. Similarly, our research and development expenses increased by 30.5% from RMB6,891.7 million in 2020 to RMB8,992.6 million (US$1,411.1 million) in 2021, as we hired additional experienced research and development personnel. If we incur substantial sales and marketing expenses without being able to achieve the anticipated growth in the number of active buyers and merchants or their spending, our operating results may be materially and adversely affected. Moreover, if our investment in our research and development does not result in improvements to the quality or efficiency of our services or otherwise fails to generate returns as expected, our operating results may also be materially and adversely affected. As a result, we may experience decreasing operating margin, and may incur net losses in the future. In addition, our ability to use our net losses, to the extent we record such net losses in future periods, to offset future taxable income may be subject to certain limitations, including limitations resulting from the reorganization of our corporate structure and change of our primary operating entities. As such, we may not be able to fully utilize our net losses or at all.

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

We and our merchants are vulnerable to natural disasters, health epidemics, and other calamities. Any such occurrence could cause disruption to our and our merchants’ daily operations or the closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In recent years, there have been outbreaks of epidemics in China and globally. For example, since early 2020, to contain the spread of COVID-19, the Chinese government has taken a number of actions, including quarantining individuals suspected of having COVID-19 and asking residents in China to stay at home and to avoid public gatherings, among other things. COVID-19 has also resulted in the temporary closure of corporate offices, retail stores, manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. Any reduction in the number of product offerings on our e-commerce platform or delays in deliveries caused by the impairment of manufacturing and delivery capacity of our merchants and services providers may damage our reputation and cause us to lose buyers, and adversely affect our results of operations. The extent to which the outbreak of COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others. In addition, our results of operations could be adversely affected to the extent that any epidemics or other catastrophic events, such as COVID-19, harm the Chinese economy in general.

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

We have significantly expanded our headcount and office facilities, and we anticipate that further expansion will be required. Expansion in general increases the complexity of our operations and places significant strains on our management, operational and financial resources, and may cause additional risks and costs in relation to compliance, such as dealing with regulatory enforcement or labor disputes. We may continue to hire, train and effectively manage new employees and contractors. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees and contractors, our business, financial condition and results of operations may be materially harmed.

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

For example, we have developed an open, asset-light logistics technology platform. As the first pillar to such logistics technology platform, we launched our e-waybill system during the first quarter of 2019. Building on top of our e-waybill system, our aim is to build a platform that would provide technology solutions to our sizable and growing merchant base, and fundamentally improve their efficiencies and services to users as we deepen our relationships with them. As a result of the development of this platform, we may incur additional costs and expenses, devote more management’s attention to its operations and compliance and allocate additional resources in dealing with potential disputes relating to its operations and intellectual property rights. In August 2020, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect goods the next day at nearby designated pickup points. We cannot assure you that we will be able to manage or operate this new business initiative successfully or effectively, such as providing the requisite services to the merchants, attracting and retaining capable employees and partners and leasing suitable facilities on commercially acceptable terms. Failure to manage and operate Duo Duo Grocery could materially and adversely affect our business, financial condition and results of operations.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under our current marketplace model, substantially all of products offered on our platform are supplied by merchants, who are separately responsible for sourcing and coordinating delivery of the products that are sold on our platform. In 2021, we had 11.5 million active merchants on our platform, offering a broad range of product categories. We have been and may continue to be subject to allegations and lawsuits claiming that products listed or sold through our platform by us or third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including but not limited to, proactively verifying the authenticity and authorization of products sold on our platform through working with brands and conducting offline investigations, blocking prior to product launch or immediately taking down any counterfeit or illegal products or misleading information found on our platform, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, these measures may not always be successful or timely. For example, in January 2018, we were required by the relevant government authorities to strengthen supervision on the qualifications of the distributors of publications on our platform and to respond effectively to claims of copyright infringement. We have taken a number of measures in accordance with such requirements including the implementation of a comprehensive system in reviewing and tracking the qualification status of the relevant merchants. In August 2018, we met with the officials from the relevant governmental authorities to discuss the alleged sale of counterfeit and infringing products on our platform upon their request. Shortly after the meetings, we adopted a number of remediation measures including more rigorous policies of closure of stores and removal of listings with infringing products from our platform. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. In addition, these measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account is suspended or terminated by us, regardless of our compliance with the applicable laws and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business.

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

Moreover, the alleged sales of counterfeit products and third-party claims or administrative penalties related to them could result in significant negative publicity and our reputation could be severely damaged. For example, the Office of the U.S. Trade Representative, or USTR, has identified our platform as a “notorious market” in its Special 301 Reports since 2019. The USTR may continue to identify our platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

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

The products sold on our platform may be defectively designed or manufactured, and offerings of defective products on our platform may expose us to liabilities associated with consumer protection laws. Third parties who purchased defective products sold by us and sustained personal injury or property damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. Also, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the manufacturer, provider or retailer of the products or services purchased by the consumer. For example, if we failed to provide a consumer with the name, address and contact details of the merchant that sold the defective product, we may be liable to compensate such consumer damages suffered by him or her. In addition, if we do not take appropriate remedial action against merchants for their actions that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. Moreover, applicable consumer protection laws in China provide that a platform will be held liable for failing to meet any undertaking that it made to consumers with regard to products listed on it. Furthermore, we are required to report violations of applicable consumer protection laws, regulations or administrative rules by merchants to the State Administration for Market Regulation, or the SAMR, or its local branches, and take appropriate remedial measures, including ceasing to provide services to the relevant merchants, as a platform. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

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

In addition, the PRC government authorities may continue to promulgate new laws and regulations governing the e-commerce industry, tighten enforcement of existing laws and regulations, and impose additional requirements and other obligations on our business including the operation of our e-commerce platform and our market promotion activities. Compliance with these laws and regulations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties:

●	In August 2018, the Standing Committee of the National People’s Congress, or the NPC, promulgated the E-Commerce Law, which took effect in January 2019. According to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants on their platform infringe others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for product safety, or otherwise infringe upon consumers’ legitimate rights, will be held jointly liable with the merchants. Additionally, with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. We may be held responsible if fresh produce or other products sold through Duo Duo Grocery caused harm to the interests and health of consumers.
●	The E-Commerce Law requires e-commerce platform operators to take necessary actions if merchants on their platforms fail to display prominently on their platform web pages the information contained in their business licenses or administrative permits relating to their operating businesses. According to the E-Commerce Law, all e-commerce operators, including individuals and entities carrying out their business online and e-commerce platform operators and merchants on these platforms, should register with the relevant local branches of the SAMR. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. E-commerce platform operators should provide the identity information of the merchants on their platforms to local branches of the SAMR and procure the merchants who fail to make such registrations to comply with the registration requirements. The Measures for the Supervision and Administration of Online Transactions, promulgated by the SAMR in 2021, also require e-commerce platforms to remind individual merchants to timely register with the applicable local branches of the SAMR if those merchants have an aggregate annual online business turnover of RMB100,000 or more. Our policy expressly requires all merchants on our platform to complete these registrations. We may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and we may be found liable under the E-Commerce Law and related regulations if we are deemed to have failed to implement the required procedures. The E-Commerce Law and the related regulations are relatively new and subject to implementation rules by local regulatory authorities. As such, we still face uncertainties in relation to their further interpretations and applications.
●	In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which became effective on December 1, 2020. Among other things, these interim provisions are designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. As a platform operator, we are required by the interim provisions to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants, which will add more compliance costs and enforcement uncertainties. In addition, according to the PRC Anti-unfair Competition Law and relevant laws and regulations, business operators are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. If we are found to have violated these laws and regulations, we may be subject to fines and other administrative penalties. For example, in March 2021, the SAMR fined five platforms a sum of RMB6.5 million, including RMB1.5 million against us, for unfair pricing conduct with respect to their online grocery businesses.
●	In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. As the guidelines were newly promulgated, it is still uncertain as to the specific impact on our business or results of operations and prospects. If we are found to have any non-compliance issues by relevant authorities, we may be subject to fines and other penalties.

●	In April 2021, the SAMR, together with the Office of the Central Cyberspace Affairs Commission and the State Administration of Taxation, or SAT, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. It is still uncertain how the requirement will be implemented and whether further legislation and administration activities will be entailed. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.
●	In October 2021, the Standing Committee of the NPC issued the Draft Amendment to the Anti-monopoly Law for public comment. This is the second draft of the proposed amendments to the Anti-monopoly Law. The draft amendment proposed to increase the maximum amount of fines that may be imposed on a business operator for violations of certain market concentration requirements to up to 10% of the business operator’s sales revenue from the preceding year. The draft amendment also proposed that the relevant authority should investigate a transaction if the concentration resulting from the transaction has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. If the Draft Amendment to the Anti-monopoly Law is enacted as currently proposed, the heightened regulatory scrutiny of business operators may increase our compliance costs and subject us to heightened risks and challenges.

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

The merchants on our platform carry a wide range of products, including agricultural produce, apparel, shoes, bags, mother and childcare products, food and beverage, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Expansion of product offerings both in categories and items involve new risks and challenges. Our lack of familiarity with these products and lack of relevant buyer data relating to these products may make it more difficult for us to anticipate buyer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our merchants may experience higher return rates on new products, receive more buyer complaints about such products and face costly product liability claims as a result of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.

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

We collaborate with Tencent, one of our principal shareholders and owner of Weixin and QQ, with respect to various aspects of our business, including our mini-programs within Weixin and the entry point to our Pinduoduo mini-program in Weixin Pay, which serves as one of our access points to our platform, as well as services such as payment processing, advertising and cloud technology. We have entered into a strategic cooperation framework agreement with Tencent, pursuant to which we and Tencent have agreed to cooperate in a number of areas including payment solutions, cloud services and user engagement, and to explore and pursue additional opportunities for potential cooperation.

If services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, including the availability of our mini-programs within Weixin and the entry point to our Pinduoduo mini-program in Weixin Pay, our business may be materially and adversely affected. We may also encounter difficulties in implementing the Strategic Cooperation Framework Agreement, which may divert significant management attention from existing business operations. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large amount of data. We face risks inherent in handling and protecting them. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data, including any requests from regulatory and government authorities relating to these data.

The PRC regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or substantive changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Cybersecurity and Data Security

●	PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past year. In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect on September 1, 2021. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure, which became effective on September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. In particular, the network facilities or information systems used in certain critical industries or sectors (such as telecommunications, energy, transportation, finance, public services and national defense) are considered critical information infrastructure. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator by any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations.
●	In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security. For example, in November 2021, the CAC released a consultation draft of the Regulations on Network Data Security Management, or the Draft Network Data Security Regulations, for public comment. These regulations create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to the Draft Network Data Security Regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a foreign stock exchange and processes the data of more than one million users, (ii) it seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the Draft Network Data Security Regulations also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed overseas must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the Draft Network Data Security Regulations have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Personal Data and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, and took effect on November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

There are uncertainties with respect to how such PRC laws and regulations will be implemented and interpreted in practice. Many data-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. We are subject to heightened scrutiny and required to adopt stricter measures to protect and manage certain categories of data, such as sensitive personal information as defined under Personal Information Protection Law. Some of the provisions under the Cybersecurity Review Measures and the Draft Network Data Security Regulations remain unclear on whether they are, or will be, applicable to companies that are already listed in the United States, such as us. However, if the Cybersecurity Review Measures and the enacted version of the Draft Network Data Security Regulations mandate that issuers like us must clear cybersecurity review or obtain other regulatory approvals for their previous issuances of securities in the United States or future offerings, it is unclear whether we would be able to complete such regulatory procedures in a timely fashion, or at all. Failure to do so may subject us to government actions, investigations, fines, penalties, suspension of our operations or removal of our apps from the relevant application stores, which could have a material and adverse effect on our business and results of operations. In sum, complying with PRC laws and regulations relating to data security and personal information protection may be costly and result in additional expenses to us, and may subject us to negative publicity and harm our reputation and business operations.

In addition to regulations in the PRC, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

The commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our pattern of receiving settlement services from third-party online payment service providers is not in violation of the PBOC Notice because the relevant commercial bank opens an internal special account to receive payment from the buyers and we will submit to the bank materials verifying the truthfulness of the relevant transactions and the bank will also verify other information if it deems necessary before it distributes the payment to merchants and us. However, we cannot assure you that the PBOC or other governmental authorities will take the same view as ours. If required by the PBOC or new legislation, our cooperative payment service providers will have to suspend their services or explore new models to offer their services to us, we may not be able to claim our ownership and exclusive control of the payments from the buyers in the bank accounts opened with the relevant commercial banks, and we may incur additional expenses or invest considerable resources in complying with the requirements. If the PBOC or other governmental authorities deem our cooperation with payment service providers to be violative of law, we may also have to suspend or terminate our cooperation with these payment service providers or explore new models for using their services, and our income derived from the accrued interests in the relevant bank accounts may be confiscated, and we may be subject to a fine of one to five times of such income.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the MIIT, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and related business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license and approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and may apply for certain additional licenses with the government authorities in the future to maintain compliance especially when we take on new business activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Licenses, Permits and Filings.”

As of the date of this annual report, we have not been subject to material penalties or other material disciplinary action from the relevant governmental authorities regarding conducting our business without proper approvals, licenses and permits. However, we cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. As the online retail industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail and related businesses. If the PRC government considers us operating without proper approvals, licenses, filings, registrations or permits or promulgates new laws and regulations that require additional approvals, filings, registrations or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

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

On November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, or Notice 78. Pursuant to Notice 78, platforms that provide livestreaming must register their information and business operations. On April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which requires livestreaming platforms to adopt measures to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms. As the livestreaming and e-commerce industries in China are still evolving rapidly, regulatory authorities may promulgate new laws and regulations from time to time to address new issues and regulate emerging activities. There also remains uncertainties in the interpretation and implementation of existing laws and regulations applicable to business activities in livestreaming and e-commerce. We cannot assure you that we will not be found in violation of any of the laws and regulations currently in effect due to the evolving interpretation and implementation of these laws and regulations.

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

Our online marketing services constitute internet advertisement, which subjects us to laws and regulations applicable to advertising.

We derive a significant amount of our revenues from online marketing services and other related services. In July 2016, the State Administration of Industry and Commerce of the PRC, or the SAIC, which has now been merged into the SAMR, promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Advertising Business.” Under the Internet Advertising Measures, our online marketing services and other related services constitute internet advertisement.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. We currently generate revenues primarily from online marketing services. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the merchants who purchase online marketing and related services or the relevant listings by these merchants. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. Complying with PRC requirements on online advertising requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws and regulations. The costs associated with complying with these laws and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our online marketing and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

In addition, the Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. For example, on November 26, 2021, the SAMR promulgated a draft of the Measures for the Administration of Internet Advertisements for public comment, which stipulates that the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other heightened obligations. To the extent these measures are enacted into law, our costs of complying with and our potential liability under the relevant laws and regulations would increase, which may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products offered by our merchants and our services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

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

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less buyer traffic and purchase orders in the first quarter of each year. Furthermore, sales are generally higher in the fourth quarter of each calendar year than in the preceding three quarters. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. Moreover, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted and may continue to grant options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2015 (the “2015 Plan”) and a share incentive plan in 2018 (the “2018 Plan”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under each of the share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment, and the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400 Class A ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for further details. We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2020. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

The COVID-19 pandemic has had a widespread impact on the global economy since 2020. The pandemic remains ongoing and continues to evolve, and its long-term impact on economic growth is unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There was considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

We and certain of our directors and officers have been named as defendants in several lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Between August and December 2018, several putative shareholder class action lawsuits were filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We may continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders and lawsuits arising from contractual disputes in the ordinary course of our business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, all or part of the defense costs, or any liabilities that may arise from these matters may not be covered by any insurance. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We may also be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses including value-added telecommunications services (“VATS”) is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers).

Pinduoduo Inc. is a Cayman Islands holding company and our PRC subsidiaries, namely our WFOEs, are considered foreign-invested enterprises. Accordingly, our WFOEs are not eligible to provide value-added telecommunications services. As a result, we conduct our operations in China through (i) our PRC subsidiaries, (ii) our VIE with which we have maintained contractual arrangements, and (iii) the subsidiaries of our VIE. In particular, we currently conduct our e-commerce business activities through Shanghai Xunmeng, a subsidiary of our VIE, which holds the VATS License for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services. Shanghai Xunmeng is wholly owned by our VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. We, through Hangzhou Weimi, entered into a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, with Hangzhou Aimi, its shareholders and, as applicable, their spouses, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and its subsidiaries and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. Our PRC subsidiaries contributed 40.7% of our revenues in 2021. Our VIE and its subsidiaries contributed 59.3% of our revenues in 2021. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, (i) the ownership structures of our VIE in China and Hangzhou Weimi are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Weimi, our VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If we, our VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, but not limited to:

●	revoking the business license and/or operating license of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations, including by blocking our VIE’s websites or apps;
●	imposing fines, confiscating the income from Hangzhou Weimi, our VIE or its subsidiaries, or imposing other requirements with which we, our VIE or its subsidiaries may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE and its subsidiaries; or
●	restricting or prohibiting our use of the proceeds of offshore financing to finance our business and operations in China.

The imposition of any of the penalties listed above would result in a material and adverse effect on our ability to conduct our business. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over our VIE and its subsidiaries. In addition, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE and its subsidiaries or our right to receive substantially all the economic benefits and residual returns from our VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the NPC approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced most of the laws and regulations previously governing foreign investment in the PRC. The Foreign Investment Law is the foundation for regulating foreign investments in China. Subsequently, on December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020.

Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. The Foreign Investment Law stipulates three forms of foreign investment, but is silent as to whether contractual arrangements are a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent as to whether contractual arrangements should be deemed to be a form of foreign investment. However, the definition of “foreign investment” under the Foreign Investment Law is broad and covers all activities whereby foreign investors invest in China, including investments made through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Before clarification or confirmation by future laws, administrative regulations or provisions promulgated by the State Council on the nature of contractual arrangements, there is no assurance that contractual arrangements would not be considered to be foreign investment under the Foreign Investment Law. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to how contractual arrangements would be regulated and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

The rights and functions of the Pinduoduo Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the Pinduoduo Partnership may conflict with your interests.

Under our currently effective articles of association, the Pinduoduo Partnership, upon and for so long as certain conditions are satisfied, will be entitled to nominate two executive directors (if there are no more than five directors on the board of directors) or three executive directors (if there are more than five but no more than nine directors on the board of directors) and nominate the chief executive officer candidate of our company. Such executive director candidate duly nominated by the Pinduoduo Partnership shall be approved and appointed by our board of directors and serve as an executive director of our company until expiry of his or her terms (if any), removal by the Pinduoduo Partnership, the shareholders by an ordinary resolution or vacation of office if such executive director, among other things, resigns his office by notice in writing to us or dies or is found to be or becomes of unsound mind. The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with the then effective articles of association of the company, the Pinduoduo Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidates nominated by the Pinduoduo Partnership consecutively, the board of directors may then nominate and appoint any person to serve as our chief executive officer in accordance with the then effective articles of association of the company. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Pinduoduo Partnership.” This governance structure and contractual arrangements will limit your ability to influence corporate matters, including the matters determined at the board level.

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

Our VIE contributed 58.5%, 65.1% and 59.3% of our consolidated total revenues in 2019, 2020 and 2021, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE and its subsidiaries. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All of the arrangements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE and its subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in our VIE, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which we have control over and are considered the primary beneficiary of our VIE and its subsidiaries. These shareholders of our VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure.” These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and its subsidiaries and receive economic benefits from it. For example, the shareholders may be able to cause our arrangements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option arrangements with these shareholders to request them to transfer all of their equity interests in our VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We also rely on these shareholders to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed shareholders’ voting rights proxy agreement to appoint Hangzhou Weimi or a person designated by Hangzhou Weimi to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE and its subsidiaries by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE and its subsidiaries or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) to the extent applicable, the spouse of each of the shareholders of our VIE has executed a spousal consent letter, under which the spouse agrees not to raise any claim against the equity interest, and to take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual arrangements shall be equally effective and binding on the heirs and successors of the parties thereto, or that our VIE shall not assign or delegate its rights and obligations under the contractual arrangements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we, our VIE or its subsidiaries owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hangzhou Weimi’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if our VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

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

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and our VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese economy in 2020 was severe. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.0%, 2.3% and 8.1% in 2019, 2020 and 2021, respectively. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

We conduct our business primarily through our PRC subsidiaries and our VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the MPS). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunications services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai Xunmeng owns the relevant domain names and trademarks in connection with our online platform and has the necessary personnel to operate our online platform.

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

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or the value of our ADSs. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business.

Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Each of Shanghai Xunmeng and Walnut Street (Shanghai) Information Technology Co., Ltd. (formerly known as Shanghai Pinduoduo Network Technology Co., Ltd.), or Walnut Shanghai, one of our PRC subsidiaries, was recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2023. Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., or Xinzhijiang, one of our PRC subsidiaries in Qianhai District, Shenzhen, Guangdong Province, is also eligible for a preferential corporate income tax rate of 15% until 2025. These preferential corporate income tax treatments are subject to the discretion of the relevant governmental authorities. The discontinuation of any preferential tax treatments or the imposition of any additional taxes could adversely affect our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

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

We are an offshore holding company conducting our operations in China. We may make loans to our PRC subsidiaries and our VIE subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our VIE or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of December 31, 2021, we had not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and our VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The M&A Rules also require that, in accordance with the Anti-monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008, any merger and acquisitions of domestic enterprises by foreign investors which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We are subject to anti-monopoly laws and regulations with respect to investments in or by us. According to the Anti-monopoly Law, companies conducting certain investments and acquisitions relating to businesses in China as described under the Anti-monopoly Law must file a notification with the PRC regulator in advance. Furthermore, in February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector and included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met. Any failure or perceived failure to comply with the relevant anti-monopoly laws and guidelines relating to investments in or by us may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Pursuant to the M&A Rules, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the CSRC before it can list its securities on an overseas stock exchange. Based on the advice of our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval for our previous offshore offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offshore offerings. To the extent such CSRC approvals are required, we cannot assure you that we would be able to obtain them in a timely manner. Any failure to obtain or delay in obtaining the requisite CSRC approvals for any of our previous or future offshore offerings would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China.

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of overseas listings by China-based companies. These opinions also proposed the development of a regulatory system to oversee China-based overseas-listed companies.

In December 2021, the State Council issued for public comment the Draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies, or the Draft Administrative Provisions on Overseas Securities Offerings, and the CSRC issued for public comment the Draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies, or the Draft Measures on Overseas Securities Offerings. Pursuant to these draft regulations, in connection with an overseas offering and listing (such as an initial public offering or a follow-on offering) by a PRC company, the issuer or its affiliated PRC company, as the case may be, must make a filing with the CSRC, regardless of whether the overseas offering and listing is made directly or indirectly. Failure to comply with the filing requirements under the Draft Administrative Provisions on Overseas Securities Offerings may subject a PRC company to a warning or a fine of between RMB1 million and RMB10 million. As currently proposed, if the competent governmental authorities deem the overseas offering of securities by a PRC company to be a serious violation of the Draft Administrative Provisions on Overseas Securities Offerings or the Draft Measures on Overseas Securities Offerings, such authorities may order the PRC company to suspend its business or revoke its permits or business license.

As of the date of this annual report, the Draft Administrative Provisions on Overseas Securities Offerings and the Draft Measures on Overseas Securities Offerings have only been released for public comment. There are uncertainties as to whether they will be further amended before their official enactment. Substantial uncertainties exist with respect to the timing of their enactment and final content. For details about the Draft Administrative Provisions on Overseas Securities Offerings and the Draft Measures on Overseas Securities Offerings, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listings and M&A.”

In December 2021, the National Development and Reform Commission, or the NDRC, and MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC company that is engaged in a prohibited businesses under the 2021 Negative List seeks an overseas offering and listing of securities, it must obtain approval from the competent governmental authorities. In addition, the foreign investors of such PRC company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the relevant regulations on domestic securities investments by foreign investors, which regulations are set out in more detail under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment.” As the 2021 Negative List is relatively new, there are substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. Any failure to obtain (including possible rescission of any approvals that had been obtained) or delay in obtaining such approval or completing such filing procedures for our offshore offerings could subject us to penalties and sanctions such as fines and penalties on our operations in China, orders limiting our ability to pay dividends outside of China, reduction of our operating privileges in China, or delay or restrictions on repatriation of the proceeds from our offshore offerings into China. These penalties and sanctions could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Similarly, the CSRC or other PRC regulatory authorities could also require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in trading or hedging activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities subsequently promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements.

Our auditor is registered with the PCAOB. The Sarbanes-Oxley Act authorizes the PCAOB to conduct regular inspections to assess the compliance of registered public accounting firms, such as our auditor, with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The inability of the PCAOB to conduct inspections of our auditor makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, or our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the recent large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, such as the putative class action lawsuits we disclosed in the “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” These putative class action suits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations. Moreover, these class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages or indemnification claims, which could have a material adverse effect on our financial condition and results of operations.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2022 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. Although we did not rely on the home country practice exemption in 2021, we have relied on the exemption in prior years. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and based upon our current and expected income and assets, including goodwill, and the current and projected value of our ADSs, we do not expect to be a PFIC in the current taxable year or for the foreseeable future.

While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Item 4.        Information on the Company

A.        History and Development of the Company

We commenced our commercial operations in 2015 through Hangzhou Aimi and Shanghai Xunmeng in parallel. In June 2016, to streamline the operations of these two companies, Hangzhou Aimi acquired 100% equity interest in Shanghai Xunmeng, and Shanghai Xunmeng became a wholly-owned subsidiary of Hangzhou Aimi.

We incorporated Walnut Street Group Holding Limited under the laws of the Cayman Islands as our offshore holding company in April 2015 to facilitate offshore financing. In the same month, we established HongKong Walnut Street Limited, or Walnut HK, our wholly-owned Hong Kong subsidiary, and Walnut HK established a wholly-owned PRC subsidiary, Hangzhou Weimi. Walnut HK subsequently established two additional wholly-owned PRC subsidiaries, Walnut Shanghai and Xinzhijiang, in January 2018 and April 2018, respectively. In July 2018, we renamed our company “Pinduoduo Inc.” We established an additional wholly-owned PRC subsidiary, Shanghai Yucan Information Technology Co., Ltd., in September 2020 through offshore holding entities, which, together with Hangzhou Weimi, Walnut Shanghai and Xinzhijiang, are collectively referred to as our WFOEs in this annual report.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hangzhou Weimi entered into a series of contractual arrangements with Hangzhou Aimi, which we refer to as our VIE in this annual report, and its shareholders. We depend on these contractual arrangements with our VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. The shareholders of our VIE may have potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

As a result of our direct ownership in our WFOEs and the VIE contractual arrangements, we are regarded as the primary beneficiary of our VIE and its subsidiaries. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

Our principal executive offices are located at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-5266 1300. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.        Business Overview

Our Pinduoduo mobile platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. As a result of our innovative business model, we have been able to quickly expand our buyer base and establish our brand recognition and market position. Our GMV in 2019, 2020 and 2021 was RMB1,006.6 billion, RMB1,667.6 billion and RMB2,441.0 billion (US$383.0 billion), respectively. In 2019, 2020 and 2021, the number of total orders placed on our Pinduoduo mobile platform was 19.7 billion, 38.3 billion and 61.0 billion, respectively.

We pioneered an innovative “team purchase” model on our platform. Buyers are encouraged to share product information on social networks, and invite their friends, family and social contacts to form shopping teams to enjoy the more attractive prices available under the “team purchase” option. This effectively generates frequent interactions and leads to user engagement on our platform. In 2019, 2020 and 2021, the number of active buyers on our platform was 585.2 million, 788.4 million and 868.7 million, respectively.

Our active buyer base helps attract merchants to our platform, and the scale of our sales volume encourages merchants to offer even more competitive prices and customized products and services to buyers, thus forming a virtuous cycle. In 2021, we had 11.5 million active merchants on our platform, offering a broad range of product categories.

We have always seen business opportunities in agriculture, and we seize these opportunities by leveraging our platform to promote digital inclusion of smallholder farmers. Our ability to aggregate demand and generate large volumes of orders helps create economies of scale for our farmer merchants. Farmers can sell directly to consumers through our platform and become less dependent on wholesale distributors. We offer dedicated training programs to enable farmers to become better business operators. We collaborate with reputable agricultural institutions to invest in technology and fund research with the objective of improving food production, quality control, food safety and sustainability, so that a greater volume of better, fresher and safer agricultural products can go directly from farm to table.

We have experienced steady growth since our inception in 2015. We currently generate revenues primarily from online marketing services. Our revenues grew from RMB30,141.9 million in 2019 to RMB59,491.9 million in 2020 and further to RMB93,949.9 million (US$14,742.8 million) in 2021. We incurred net loss of RMB6,967.6 million and RMB7,179.7 million, respectively, in 2019 and 2020, and generated net income of RMB7,768.7 million (US$1,219.1 million) in 2021.

Our Platform

We conduct our business primarily through our Pinduoduo mobile platform. Buyers come to our platform to browse, explore and purchase attractive value-for-money merchandise from third-party merchants. The scale of our sales volume attracted merchants to our platform, and encouraged them to offer more competitive prices and customized products and services to buyers. In 2021, the number of our active buyers and of our active merchants were approximately 868.7 million and 11.5 million, respectively. In 2019, 2020 and 2021, the number of total orders placed on our Pinduoduo mobile platform was 19.7 billion, 38.3 billion and 61.0 billion, respectively.

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

With the seamless integration of our platform with major social networks in China, our buyers can quickly and smoothly find other potential buyers to form teams either directly on our app or through sending team purchase invitations, or sharing product information or their Pinduoduo shopping experiences with their friends, family and social contacts. The act of sharing is then rewarded by the more attractive purchase price offered through the team purchase option. The embedded social element helps foster a highly engaged user base.

We cooperate with leading third-party online payment service providers in China and enable our buyers to make payments for their purchases easily and efficiently. We do not depend on any particular provider for such services.

Once an order is placed on our platform and confirmed with the applicable merchant, the merchant will handle fulfillment, select the most suitable third-party logistics service provider and arrange for the delivery of the products to the buyers. Our proprietary e-waybill system efficiently integrates our merchants with third-party logistics service providers, and provides our buyers real-time visibility on the delivery status of their purchase orders.

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

Our Merchandise Selection

We provide a comprehensive suite of product categories on our platform, including agricultural produce, apparel, shoes, bags, mother and childcare products, food and beverage, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Our GMV in 2019, 2020 and 2021 was RMB1,006.6 billion, RMB1,667.6 billion and RMB2,441.0 billion (US$383.0 billion), respectively. In 2021, we had 11.5 million active merchants on our platform.

Merchants on our platform set prices for their products. We encourage merchants to offer the most attractive prices for merchandise sold on our platform. Two listed prices typically apply to each merchandise, one for the individual purchase option and a lower price for the team purchase option. Due to the large sales volume generated on our platform, some of the merchants on our platform also set aside exclusive product supplies for us and offer the most competitive prices for our buyers.

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

Our Services and Values to Merchants

We provide online marketing services to help merchants promote their merchandise more effectively and also offer them additional training resources and merchant support through Duo Duo Academy. Duo Duo Academy is easily accessible through our main merchant dashboard and is frequently updated to guide merchants through the various tools available to them on our platform.

Digital Inclusion in Agriculture

We have always seen business opportunities in agriculture, and we seize these opportunities by leveraging our platform to promote digital inclusion of smallholder farmers.

Our ability to aggregate demand and generate large volumes of orders helps create economies of scale for our farmer merchants. Farmers can sell directly to consumers through our platform and become less dependent on wholesale distributors. Overall supply chain efficiency is improved through this broadening of direct market access for producers and growers. Consumers therefore get fresher and safer products for lower prices while farmers earn more, which can be reinvested in their farming practices and technology to further improve production efficiency and quality. We offer dedicated training programs to enable farmers to become better business operators.

We collaborate with reputable agricultural institutions to invest in technology and fund research with the objective of improving food production, quality control, food safety and sustainability, so that a greater volume of better, fresher and safer agricultural products can go directly from farm to table. Since 2020, we have organized an annual Smart Agriculture Competition event to develop cost-effective technologies to enhance farming productivity and produce quality. In 2021, we co-hosted the event with China Agricultural University and Zhejiang University, with technical support from the Food and Agriculture Organization of the United Nations and Wageningen University and Research.

In August 2021, we launched the “10 Billion Agriculture Initiative” to address some of the critical needs in the agricultural sector and rural areas. This initiative is not driven by profit or commercial goals, but instead strives to facilitate the advancement of agritech, promote digital inclusion, and provide agritech talents and workers with greater motivation and a sense of achievement. We have been funding this initiative from our profits.

We continue to focus on the digital inclusion of China’s agricultural sector as a long-term strategic priority with plans to step up our investments. We seek to generate sustainable value to our consumers, our farmer merchants, our ecosystem partners and our communities.

Duo Duo Grocery

Duo Duo Grocery is our next-day grocery pick-up service. The service caters to the rising consumer demand for more timely turnaround and better value-for-money goods without home delivery requirements. Through Duo Duo Grocery, we connect local farmers and distributors directly to local consumers on a daily basis and provide supporting services on the delivery of such goods to consumers. Each day consumers place their orders with merchants through the Duo Duo Grocery channel. The merchants supply the ordered items overnight to regional warehouses. The sorted goods are then delivered from regional warehouses to designated pickup points the next day, where consumers can pick up their purchases.

Technology

Our operations and growth are supported by our proprietary technology. Our leading technology team has created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2021, we had a technology team of more than 5,600 engineers. Many of our engineers have post-graduate degrees and had prior working experience in leading technology companies.

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

We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted strict data protection policies to ensure the security of our proprietary data. We collect anonymized, non-confidential user behavior and pattern data based on their interactions with our platform through our social network partners, which have been pre-processed to exclude user identity or other sensitive information. We encrypt confidential personal information we gather from our own platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in data analytics efforts.

Marketing

We have been able to build a large base of loyal buyers primarily through word-of-mouth referrals via social networks. To enhance our brand awareness, we conduct online and offline marketing and brand promotion activities such as online advertisements and television commercials. Furthermore, we offer coupons to consumers from time to time.

Competition

The e-commerce industry in China is intensely competitive. Our current or potential competitors include (i) major e-commerce operators in China, (ii) major traditional and brick-and-mortar retailers in China, (iii) retail companies in China focused on specific product categories and (iv) major internet companies in China that do not operate e-commerce business now but may enter the e-commerce business area or are in the process of initiating their e-commerce businesses.

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

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less buyer traffic and purchase orders in the first quarter of each year. Furthermore, sales are generally higher in the fourth quarter of each calendar year than in the preceding three quarters, as e-commerce companies in China typically hold special promotional campaigns in the fourth quarter that boost sales. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

As of December 31, 2021, we owned 85 computer software copyrights in China relating to various aspects of our operations and maintained approximately 937 trademark registrations inside China and 133 trademark registrations outside China. We also had 568 trademark applications inside China. Our registered domain names include www.pinduoduo.com, among others.

Corporate Social Responsibility and Our Impact

Corporate social responsibility has been central to how we do business, starting with operating with integrity in all we do and extending to serving the community at large in China. We are committed to leveraging our marketplace to better the lives of millions and to promote sustainable development. In 2021, we continued to support our community of merchants and users through the challenges imposed by natural disasters and the COVID-19 pandemic. We worked with the local governments to support relief efforts and maintain necessary provisions.

Our platform connects millions of farmers to the digital economy. We coach farmers on setting up stores online, provide them with access to end demand, and help them to increase their household income. We support young men and women from rural areas to become e-commerce savvy “new farmers.” Many of them have become better business operators through continuous training and learning by doing.

We also launched Duo Duo Reading Month to support rural communities. In 2021, we donated over 120,000 carefully selected storybooks to rural youth communities around China. We seek to broaden the horizons of the youth and contribute to a better future for these communities through these efforts.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced most of the laws and regulations previously governing foreign investment in the PRC. The Foreign Investment Law is the foundation for regulating foreign investments in China. Subsequently, on December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020.

Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. As a general principle, under the Foreign Investment Law, foreign investment is accorded pre-entry national treatment, which means that the treatment given to foreign investors and their investments must not be less favorable than those given to domestic investors and their investments, except if a foreign investment falls under a negative list, such as the 2021 Negative List.

The Foreign Investment Law stipulates three forms of foreign investment, but is silent as to whether contractual arrangements are a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent as to whether contractual arrangements should be deemed to be a form of foreign investment. However, the definition of “foreign investment” under the Foreign Investment Law is broad and covers all activities whereby foreign investors invest in China, including investments made through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Before clarification or confirmation by future laws, administrative regulations or provisions promulgated by the State Council on the nature of contractual arrangements, there is no assurance that contractual arrangements would not be considered to be foreign investment under the Foreign Investment Law. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to how contractual arrangements would be regulated and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The 2021 Negative List and the 2020 Encouraged Industries Catalog

The industries in which foreign investors and foreign-invested enterprises may make investments in the PRC are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2020 edition), or the 2020 Encouraged Industries Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. These lists were promulgated, and are amended from time to time, by MOFCOM and the NDRC.

The 2021 Negative List limits the industries in which foreign investors may invest. It sets out a list of “restricted” and “prohibited” industries. Foreign investors may only invest in restricted industries if they satisfy certain conditions, including government approval. Foreign investors may not invest in prohibited industries. By contrast, the 2020 Encouraged Industries Catalog includes a list of “encouraged” industries in which foreign investors are incentivized to invest. Foreign investment in industries that are not listed in the 2021 Negative List or the 2020 Encouraged Industries Catalog is generally permitted, unless specifically restricted by other PRC laws.

The 2021 Negative List and the 2020 Encouraged Industries Catalog also regulate certain corporate matters. For example, in terms of corporate form, the formation of wholly foreign-owned enterprises is generally allowed only for investments in industries in which foreign investment is encouraged or permitted. By contrast, for restricted industries, foreign investors may only form equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition to restrictions on shareholding ownership by foreign investors, the regulations also impose requirements on corporate governance practices, such as the composition of the board or senior management.

Regulations on Foreign Investment in Value-Added Telecommunications Services

Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers) is subject to equity ownership limitations. In particular, pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001, as amended, or the FITE Regulations, the level of ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. An exception to this limitation was introduced in June 2015, when the MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business, which amended the relevant provisions in the FITE Regulations to allow foreign investors to own more than 50% of the equity interest in an operator that conducts an e-commerce business. Foreign investors nonetheless remain prohibited from holding more than 50% of the equity interest in a provider of other subcategories of value-added telecommunications services.

There are also limitations on foreign ownership of VATS Licenses, which are required for the provision of value-added telecommunication services. Pursuant to publicly available information, the PRC government has issued VATS Licenses to only a limited number of foreign-invested enterprises, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In addition, pursuant to the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, which was issued by the MIIT in July 2006, a PRC company that holds a VATS License is prohibited from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

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

Information Reporting Requirements Applicable to Foreign Investment

In December 2019, MOFCOM and the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to these measures, foreign investors and foreign-invested enterprises must submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR for their direct or indirect foreign investments in the PRC.

The Foreign Investment Security Review Measures

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under these measures, foreign investments in military, national defense-related areas or in locations close to military facilities, or foreign investments that would result in a foreign entity acquiring the actual control of assets in certain key sectors, including, among others, internet products and services, are required to obtain approval from the competent governmental authorities in advance.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, particularly the internet services sector. The State Council, the MIIT, MOFCOM, the SAIC (which has now been merged into the SAMR), the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operation Licenses

In September 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies.

The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” In December 2015, the MIIT released the Catalog of Telecommunication Business (2015 Revision), which clarified the scope of “value-added telecommunications services.” In particular, under this catalog, both the online data processing and transaction processing business (i.e., the e-commerce business) and information service business, were categorized as value-added telecommunications services. This catalog also specifies that the scope of information service business includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

Under the Telecom Regulations, telecommunications service providers are required to obtain operating licenses before they commence operations. In March 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, which confirm the two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded on its VATS License(s). In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority before any change to its shareholders or business scope may be made. In January 2014, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with a post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, pursuant to which commercial internet content-related services operators must obtain a VATS License for internet content-related business from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

Our consolidated affiliated entity, Shanghai Xunmeng, the main operating entity which provides platform service to third-party merchants for their sales of products, has obtained the VATS Licenses covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services from Shanghai Communications Administration. Certain of Shanghai Xunmeng’s VATS Licenses will expire in 2022, while the remaining licenses will expire in 2025. Another consolidated affiliated entity, Hangzhou Aimi, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce) and internet content-related services. Hangzhou Aimi’s VATS License will expire in 2025.

Internet Drug Information Service Qualification Certificate

The State Food and Drug Administration, or the SFDA (which has now been merged into the SAMR), promulgated the Administrative Measures on Internet Drug Information Service in July 2004, most recently amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An internet information service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the province-level counterpart of the SFDA. Shanghai Xunmeng holds an Internet Drug Information Service Qualification Certificate issued by the Shanghai Municipal Food and Drug Administration for the provision of internet medical information services, and this license will expire in 2024.

Filing by Online Trading Platforms Providing Services for the Distribution of Publications

We are subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. Pursuant to the Regulation on the Protection of the Right to Network Dissemination of Information promulgated by the State Council, a network service provider of information storage, searching and linking services must remove the link to a work, performance or audio-video product if the work is suspected of infringing upon the right of another person. The removal should take place promptly by the service provider upon receipt of a notice alleging such infringement issued by the owner of such work or audio-video products. According to the Provisions on the Administration of the Publication Market, an online trading platform that provides services for the distribution of publications must complete filing procedures with the competent publication administrative authority. An online trading platform is required to examine the identity of the dealers distributing publications through the platform, verify their business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and supervision in accordance with this regulation, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the relevant publication authority.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services

The SFDA promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices in December 2017, which became effective in March 2018. Pursuant to such measures, a third-party platform providing online trading services for medical devices must complete filing procedures with the competent provincial food and drug administrative department. According to the measures, a third-party platform that fails to complete the filing in accordance with the measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may subject the platform to public exposure of incompliance and a penalty of not exceeding RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the relevant administrative authority.

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the SFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which became effective on October 1, 2016 and was amended on April 2, 2021, pursuant to which a third-party platform providing online food trading in the PRC must file a record with the food and drug administration at the provincial level and obtain a filing number. If the platform fails to complete such filing, it may be ordered to make rectifications and given a warning by the competent food and drug administration, and the failure to make such rectification may subject the third-party platform to fines ranging from RMB5,000 to RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the competent food and drug administration.

Regulations Relating to E-Commerce

The E-Commerce Law

In August 2018, the Standing Committee of the NPC promulgated the E-Commerce Law, which took effect in January 2019. The E-Commerce Law imposes a number of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on the platform. For example, the E-Commerce Law requires e-commerce platform operators to respect and indiscriminately protect consumers’ legitimate rights and provide options to consumers, and also requires e-commerce operators to clearly identify bundle sales in which additional services or products are added by merchants to consumers’ orders, and not to assume that consumers will consent to such bundle sales by default. E-commerce platform operators are required under the E-Commerce Law to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided on the platform. The E-Commerce Law also requires any e-commerce platform operator to develop, and continuously publish or make publicly available by a prominent link on its home page, its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to registration and de-registration on the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenient and full access to reading and downloading such service agreement and transaction rules by merchants and consumers. Moreover, according to the E-Commerce Law, e-commerce platform operators, who fail to take necessary actions when they know or should have known any intellectual property infringement, product defects or other infringement of consumer rights by any merchant on the platform, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. In addition, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses. Failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

Regulations on the Registration of E-Commerce Operators

In December 2018, the SAMR issued the Opinions on Doing Well in E-Commerce Operator Registration, which requires e-commerce operators, including individuals and entities carrying out business online and e-commerce platform operators and merchants on these platforms, to register with the local branches of the SAMR. Individuals selling agricultural products or conducting certain transactions with minimum economic value and low volume are not subject to these registration requirements. Pursuant to these opinions, the e-commerce platform operators shall provide identity information of the merchants on their platform to local branches of the SAMR and prompt the merchants failing to make such registrations to comply with the relevant registration requirements.

Regulations on Cross-Border E-Commerce

In March 2016, the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through cross-border e-commerce channels are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce channels are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

Regulations on Livestreaming

On November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, or the Notice 78, which requires, among other things, platforms that provide livestreaming to register their information and business operations. Pursuant to the circular, internet platforms that operate livestreaming business are subject to a series of compliance requirements covering the areas of, among other things, maintenance of sufficient content review staff, training and registration of the content review staff and dynamic adjustment of the content review protocols. Online e-commerce livestreaming platforms are required to design mechanisms for qualification verification and real-name authentication of e-commerce business owners and individuals who conduct livestreaming marketing on their platforms and keep complete records. Subsequently, on April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which requires livestreaming platforms to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms.

Regulations on Online Transactions

In March 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transactions Supervision Measures, which became effective on May 1, 2021. The Online Transactions Supervision Measures provide a number of specific rules relating to the registration of entities that transact online, the supervision of e-commerce and other business models, and the protection of consumers’ rights and personal information. In particular, pursuant to the Online Transactions Supervision Measures, individual merchants with an aggregate annual online business turnover of RMB100,000 or more must register with the applicable local branches of the SAMR, and e-commerce platforms must remind the individual merchants on their platforms to make such registrations in a timely manner.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC has extensive laws and regulations relating to internet information security and privacy protection, including with respect to the following key areas:

National Security

Internet information in China is regulated from a national security standpoint. China’s National Security Law covers technology security and information security. The Standing Committee of the NPC has also enacted the Decisions on Preserving Internet Security, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in the leakage of state secrets or the spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

Personal Information and Data Privacy

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, and took effect on November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, personal data processors must adopt measures necessary for safeguarding the security of the personal data that they handle. Moreover, the law prohibits personal data processors from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. Entities that violate the Personal Information Protection law may be subjected to a number of penalties, including (i) orders to rectify their violations, (ii) the suspension or termination of the provision of their services, (iii) confiscation of income that was illegally earned, or (iv) fines.

In addition to the Personal Information Protection Law, PRC authorities have enacted a number of other laws and regulations on internet use to protect personal information and data privacy. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly released the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effective May 1, 2021. These rules introduce a number of other obligations for persons that process certain types of personal information. For example, mobile internet application operators may not prevent users from using the basic functions and services of their mobile apps solely because such users do not agree to provide their non-essential personal information.

Under China’s Criminal Law, certain activities that infringe upon personal information privacy are criminal offenses. The laws relating to personal information-related crimes was most recently revised in the Ninth Amendment to the Criminal Law, which became effective in November 2015 and was subsequently clarified in relevant part by the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, which was issued in May 2017. China’s Criminal Law imposes criminal culpability for the unlawful collection, transaction, and provision of personal information. Moreover, pursuant to China’s Criminal Law, ICP providers that fail to fulfill their obligations relating to internet information security under applicable laws and refuse to rectify such failures may be subject to criminal liability.

Cybersecurity

The Standing Committee of the NPC promulgated the Cybersecurity Law, effective June 1, 2017, to protect the security and order of cyberspace. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow public order and respect social moralities. The Cybersecurity Law prohibits endangering cybersecurity, leveraging the network to engage in activities that endanger national security, or infringe upon the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cybersecurity Law provides for various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers.” In particular, network operators must, among other obligations, comply with requirements regarding the use of tiered cyber protection systems, verify users’ real identity, store personal data and important data gathered and produced by key information infrastructure operators within the PRC, and assist government authorities to the extent necessary for protecting national security and investigating crimes.

Critical information infrastructure operators are subject to specific cybersecurity regulations under PRC laws and regulations. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. In particular, the network facilities or information systems used in certain critical industries or sectors (such as telecommunications, energy, transportation, finance, public services and national defense) are considered critical information infrastructure. The administration department of each critical industry or sector is responsible for identifying the critical information infrastructure operators in their industry or sector. In terms of legal rights and duties, the Regulations on the Protection of Critical Information Infrastructure provide, among other things, that (i) no individual or organization may intrude into, interfere with, sabotage or endanger the security of critical information infrastructure; and (ii) critical information infrastructure operators must establish a cybersecurity protection system and accountability system, and the main responsible person of a critical information infrastructure operator must take full responsibility for protecting that operator’s critical information infrastructure.

PRC laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. These obligations are imposed by the Cybersecurity Review Measures and the Regulations on the Protection of Critical Information Infrastructure. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data and such procurement will or may affect national security. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator by any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange.

In addition to the foregoing circumstances, the Cybersecurity Review Measures also impose cybersecurity review obligations on national security grounds. In particular, if a member organization of the Cybersecurity Review Working Mechanism (consisting of the CAC, MIIT, CSRC and the other governmental authorities that jointly promulgated the Cybersecurity Review Measures) finds that an operator is engaged in offering network products and services or data processing activities affect or may affect national security, the Cybersecurity Review Office must report to the CAC for approval and may initiate a cybersecurity review, even if the operators would not otherwise have an obligation to report for a cybersecurity review in their capacity as a critical information infrastructure operator or a network platform operator. The Cybersecurity Review Measures lists a number of factors for assessing national security risks, including, among others: (i) the risk of any core data, important data or a large amount of personal data being stolen, leaked, destroyed, illegally used or illegally transferred abroad; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal data being affected, controlled or maliciously used by foreign governments after a foreign listing.

As the Cybersecurity Review Measures and the Regulations on the Protection of Critical Information Infrastructure are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations. In addition, some of the provisions under the Cybersecurity Review Measures remain unclear on whether they are applicable to companies that are already listed in the United States, such as us.

Besides the Cybersecurity Law and the Cybersecurity Review Measures, a number of other rules and regulations also regulate cybersecurity. In July 2013, the MIIT promulgated the Rules on the Protection of Personal Information of Telecommunications and Internet Users promulgated, which became effective in September 2013 and contain detailed requirements on the use and collection of personal information, as well as the security measures that must be taken by telecommunications business operators and internet information service providers. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through Apps, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction. The Civil Code, promulgated in 2020, also provides specific provisions regarding the protection of personal information.

Data Security

On June 10, 2021, the Standing Committee of the NPC published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law broadly requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. To that end, the Data Security Law imposes a number of data security and privacy obligations on entities and individuals that process data, requiring them to engage in in risk monitoring, take remedial measures against data security vulnerabilities and data security incidents, and timely notify users and regulators about any data security incidents.

The Data Security Law introduces a data classification and multilevel protection system, pursuant to which data is classified based on such data’s importance to China’s economic and social development, as well as the degree of harm that may be caused to national security, the public interest, and the legitimate rights and interest of individuals or organizations if such data were to be tampered with, destroyed, leaked, illegally acquired or illegal used. Data that is classified as more important will be subject to stricter management and protection requirements. For example, the Data Security Law introduces the concept of national core data, which is defined as data that relates to national security, the lifeline of the national economy, people’s livelihoods and major public interests. National core data is subject to more stringent regulatory control by central and local governments. Similarly, for data classified as important data, the Data Security Law requires the processors of such important data to regularly conduct risk assessments and submit the resultant risk assessment reports to regulators.

The Data Security Law imposes limitations on the cross-border transfer of data. For example, the Data Security Law prohibits organizations and individuals in the PRC from providing any data stored in China to foreign judicial bodies or foreign law enforcement authorities without the approval of the competent PRC governmental authorities.

Following the passage of the Data Security Law, the PRC government has issued additional draft regulations relating to data security. In particular, on October 29, 2021, the CAC issued the Draft Security Assessment Measures. These draft measures provide for security assessments on cross-border data transfers. Pursuant to these draft measures, a data processor must apply to the competent cyberspace department to conduct a data security assessment and obtain clearance if the proposed cross-border transfer of data involves: (i) personal data and important data collected and generated by a critical information infrastructure operator; (ii) important data; (iii) personal data collected by a data processor that processes more than one million users’ personal information; (iv) data that, in the aggregate, comprises more than one hundred thousand users’ personal data or more than ten thousand users’ sensitive personal data; or (v) other circumstances under which a security assessment for cross-border data transfer is required by the CAC. However, as the Draft Security Assessment Measures were released for public comment only, there still exists substantial uncertainties with respect to their enactment timetable and final provisions.

Subsequently, on November 14, 2021, the CAC released the Draft Network Data Security Regulations for public comment. These draft regulations create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to the Draft Network Data Security Regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a foreign stock exchange and processes the data of more than one million users, (ii) it seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the Draft Network Data Security Regulations also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed overseas must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the Draft Network Data Security Regulations have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty.

To the extent the Draft Security Assessment Measures or the Draft Network Data Security Regulations are enacted into law in their current form, data processors would be subject to additional regulatory obligations. Additionally, some of the provisions under the Draft Security Assessment Measures and the Draft Network Data Security Regulations remain unclear on whether they will be applicable to companies that are already listed in the United States, such as us.

Network Products

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that organizations and individuals are prohibited from (i) abusing the security vulnerabilities of network products to engage in activities that endanger network security and (ii) illegally collecting, selling, or publishing information about such security vulnerabilities. It is also prohibited to provide technical support, advertising, payment settlement and other assistance to a person who is known to be in violation of the provisions. Additionally, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish channels for receiving information about network product security vulnerabilities and keep such channels open, as well as retain logs about network product security vulnerability information for at least six months. These provisions also ban the provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the providers of the products to which the vulnerabilities relate.

Regulations Relating to Product Quality and Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, as amended in and effective March 2014, and the Online Transactions Supervision Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Civil Code of the PRC, effective January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant online user for the extended damages.

We are subject to the Civil Code of the PRC, the PRC Consumer Rights and Interests Protection Law, and the Online Transactions Supervision Measures as an e-commerce platform service provider and believe that we are currently in compliance with these regulations in all material aspects.

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

After its promulgation, the relevant PRC anti-monopoly authorities further strengthened enforcement under the Anti-monopoly Law. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met.

In addition to the currently enacted laws and regulations, PRC authorities have proposed certain draft regulations that would further strengthen unfair competition and anti-monopoly laws if enacted into law. In particular, on August 17, 2021, the SAMR issued the Draft Provisions on the Prohibition of Unfair Competition on the Internet for public comment. These draft provisions prohibit business operators from using data, algorithms and other technical methods to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Subsequently, in October 2021, the Standing Committee of the NPC issued the Draft Amendment to the Anti-monopoly Law for public comment. This is the second draft of the proposed amendments to the Anti-monopoly Law. The draft amendment proposed to increase the maximum amount of fines that may be imposed on a business operator for violations of certain market concentration requirements to up to 10% of the business operator’s sales revenue from the preceding year. The draft amendment also proposed that the relevant authority should investigate a transaction if the concentration resulting from the transaction has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

Regulations Relating to Internet Advertising Business

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. It defines internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to these measures, no advertisement of any medical treatments, medicines, food for special medical purposes, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority may be published only after passing the examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

In addition, the Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose additional requirements on online advertising services. For example, on November 26, 2021, the SAMR promulgated a draft of the Measures for the Administration of Internet Advertisements for public comment. These draft measures stipulate that the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other obligations. To the extent these measures are enacted into law, internet information service providers would be subject to additional requirements under PRC online advertising laws.

Regulations Relating to Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures. Under this rule, a non-financial institution must obtain a payment business license, or the Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the security of funds and information. We believe that our pattern of receiving settlement services from commercial banks and third-party online payment service providers are not in violation of the PBOC Notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.”

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

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, an employer must develop and improve its rules and regulations to safeguard the rights of its workers. An employer must develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Workplace Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC must provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, employers who employ foreigners must participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers, and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and other relevant regulations and rules.

According to the Regulations on the Administration of Housing Provident Fund, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer must timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer must process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two non-resident enterprises occurring outside China, which is indirectly related to the transfer of equity interests of a PRC resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. In April 2009, MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business and Circular 698 became effective retroactively as of January 2008. In February 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, the SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, promulgated by MOF and the SAT in November 2011, the State Council began to launch taxation reforms in a gradual manner in January 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

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

In April 2018, MOF and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

In March 2019, MOF, the SAT and the General Administration of Customs jointly issued the Notice on Measures to Implement the Reform on Value-Added Tax, which came into effect on April 1, 2019. According to the above-mentioned notice, starting from April 1, 2019, taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, become subject to lower value-added tax rates of 13% and 9%, respectively. No change of value-added tax rates has been made with respect to our services.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

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

Regulations Relating to Overseas Listings and M&A

The M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, jointly promulgated the M&A Rules, which became effective on September 8, 2006 and was subsequently amended on June 22, 2009. The M&A Rules govern merger and acquisition transactions involving foreign investors. In particular, the M&A Rules apply to foreign investors that (i) purchase equity interests in, or subscribe for the increased capital of, a domestic company such that the domestic company becomes a foreign-invested enterprise, (ii) establish a foreign-invested enterprise in the PRC for the purpose of purchasing and operating the assets of a domestic company; or (iii) purchase the assets of a domestic company and transfer such assets to a foreign-invested enterprise for the purpose of operating those assets. The M&A Rules require, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and which involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The M&A Rules also require that, in accordance with the Anti-monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008, any merger and acquisitions of domestic enterprises by foreign investors which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed.

The M&A Rules also regulate overseas listings. Pursuant to the M&A Rules, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the CSRC before it can list its securities on an overseas stock exchange. Based on the advice of our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval for our previous offshore offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offshore offerings.

The 2021 Negative List

On December 27, 2021, the NDRC and MOFCOM jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC company that is engaged in a prohibited business under the 2021 Negative List seeks an overseas offering and listing of securities, it must obtain approval from the competent governmental authorities. In addition, the foreign investors of such PRC company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the relevant regulations on domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there are substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

Opinions and Draft Regulations on Overseas Listings and Offerings

The PRC government authorities has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of overseas listings by China-based companies. These opinions also proposed the development of a regulatory system to oversee China-based overseas-listed companies.

Subsequently, on December 24, 2021, the State Council issued the Draft Administrative Provisions on Overseas Securities Offerings, and the CSRC issued the Draft Measures on Overseas Securities Offerings, in each case for public comment. Pursuant to these draft regulations, in connection with an overseas offering and listing (such as an initial public offering or a follow-on offering) by a PRC company, the issuer or its affiliated PRC company, as the case may be, must make a filing with the CSRC, regardless of whether the overseas offering and listing is made directly or indirectly.

These draft regulations define “indirect” offshore listings to include the offshore listings of companies whose principal business operations are conducted within the PRC, even if such companies are incorporated in non-PRC jurisdictions. A company’s principal business operations will be deemed to be conducted in the PRC if (i) the operating income, gross profit, total assets or net assets of the issuer’s affiliated PRC companies in the most recent fiscal year accounted for more than 50% of the corresponding line items in the issuer’s audited consolidated financial statements for that year, (ii) most of the senior management responsible for business operations and management are PRC citizens or are ordinarily resident in the PRC, and (iii) the business is primarily located in or carried in the PRC.

To satisfy the filing requirements under the Draft Administrative Provisions on Overseas Securities Offerings and the Draft Measures on Overseas Security Offerings, the issuer or its affiliated PRC company, as the case may be, must file with the CSRC within a prescribed timeframe based on the type of offering and listing. In particular, a filing must be made: (i) for initial public offerings, within three business days after the initial filing of the listing application to the regulator in the place of the intended listing, (ii) for follow-on offerings, within three business days after completion of the follow-on offering, (iii) for follow-on offerings conducted for the purposes of asset acquisitions, within three business days after the first public announcement of the transaction, and (iv) for listings made via a reverse takeover, share swap, acquisition and similar transactions, within three business days after the initial filing of the listing application or the first public announcement of the transaction, as case may be.

Pursuant to the Draft Measures on Overseas Securities Offering, an overseas offering and listing is prohibited if it (i) is expressly prohibited by national laws and regulations; (ii) may threaten or endanger national security, based on the legal determination of the competent authorities under the State Council; (iii) involves material ownership disputes over the equity, major assets, core technology and other aspects of the issuer; (iv) involves a PRC company (or its controlling shareholders or actual controllers) that have committed or are under investigation for committing criminal offenses, including corruption, bribery, embezzlement, misappropriation of property or other criminal offenses disruptive to the order of the socialist market economy; (v) involves directors, supervisors, or senior executives that have been subject, or are under investigation for, major violations of the law or criminal offenses, or (vi) involves any other circumstances prescribed by the State Council.

Failure to comply with the filing requirements under the Draft Administrative Provisions on Overseas Securities Offerings may subject a PRC company to a warning or a fine of between RMB1 million and RMB10 million. As currently proposed, if the competent governmental authorities deems the overseas offering of securities by a PRC company to be a serious violation of the Draft Administrative Provisions on Overseas Securities Offerings or the Draft Measures on Overseas Securities Offerings, such authorities may order the PRC company to suspend its business or revoke its permits or business license. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the PRC companies may be subjected to warnings, or fined between RMB500,000 to RMB5,000,000 on an individual or collective basis.

As of the date of this annual report, the Draft Administrative Provisions on Overseas Securities Offerings and the Draft Measures on Overseas Securities Offerings have only been released for public comment. There are uncertainties as to whether they will be further amended before their official enactment. Substantial uncertainties exist with respect to the timing of their enactment and final content.

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

Contractual Arrangements with Our VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hangzhou Weimi, our VIE and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIE and its subsidiaries; (ii) receive substantially all of the economic benefits of our VIE and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law.

Arrangements that provide us effective control over our VIE and its subsidiaries

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

Equity Pledge Agreement. Pursuant to the amended and restated equity pledge agreement dated July 15, 2020, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi pledged all of their equity interests in Hangzhou Aimi to Hangzhou Weimi to guarantee their and Hangzhou Aimi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hangzhou Weimi in enforcing such obligations of Hangzhou Aimi or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Hangzhou Aimi, Hangzhou Weimi, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Aimi and priority in receiving the proceeds from such disposition. The shareholders of Hangzhou Aimi agree that, without Hangzhou Weimi’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of the SAIC in accordance with the PRC Property Rights Law.

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

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreement dated July 15, 2020, by and among Hangzhou Weimi, Hangzhou Aimi and each of the shareholders of Hangzhou Aimi, each of the shareholders of Hangzhou Aimi irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Hangzhou Aimi, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Hangzhou Aimi has granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hangzhou Aimi’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. Each of the shareholders of Hangzhou Aimi undertakes that, without the prior written consent of Hangzhou Weimi or us, they may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. Unless terminated by Hangzhou Weimi at its sole discretion, the exclusive option agreement will remain effective until all equity interests in Hangzhou Aimi held by the shareholders of Hangzhou Aimi and all assets of Hangzhou Aimi are transferred or assigned to Hangzhou Weimi or its designated representatives.

In the opinion of King & Wood Mallesons, our PRC legal counsel, the ownership structures of Hangzhou Weimi and Hangzhou Aimi are not in any violation of PRC laws or regulations currently in effect; and the contractual arrangements among Hangzhou Weimi and Hangzhou Aimi and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the PRC government finds that the arrangements that establish the structure for operating our e-commerce business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.        Property, Plant and Equipment

As of December 31, 2021, our principal executive offices were located on leased premises comprising approximately 58,811 square meters in Shanghai, China. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

Our servers are hosted in internet data centers in different geographic regions in China. We typically enter into leasing and hosting service agreements with internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our ability to attract and retain buyers and increase buyer activities

Attracting, engaging and retaining buyers has been our key focus since our inception. We measure our effectiveness in attracting and retaining buyers through several key performance indicators, including our active buyers, GMV, annual spending per active buyer and average monthly active users. In 2021, we had 868.7 million active buyers, RMB2,441.0 billion (US$383.0 billion) in GMV, and RMB2,810.0 (US$441.0) in annual spending per active buyer. For the three months of October to December of 2021, the average monthly active users on our platform was 733.4 million.

Our number of active buyers and annual spending per active buyer have been increasing, resulting in growth of our GMV. The increases have primarily been driven by the growing popularity and recognition of our brand and platform, consumer preferences for our shopping experience, wide selection and attractive prices of merchandise offered on our platform, and the positive impact of our promotional and marketing campaigns.

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

Our ability to establish and maintain relationships with merchants

In addition to the scale and engagement of active buyers, our growth is also driven by the scale of merchants on our platform. In 2021, we had 11.5 million active merchants on our platform. Merchants are attracted to our platform by our large buyer base and scale of sales volume as well as targeted online marketing and other services provided by us. The increase in the number of active merchants leads to more competitive prices and broader product categories offered on our platform, which in turn helps us attract more buyers, generating powerful network effects.

Our ability to provide popular products on our platform at attractive prices also depends on our ability to maintain mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure our user experience.

Our ability to provide valuable online marketplace services and broaden service offerings

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

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more buyers and merchants to our platform. Our costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platform and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortizations, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online marketplace services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB27,174.2 million in 2019 to RMB41,194.6 million in 2020 and further to RMB44,801.7 million (US$7,030.4 million) in 2021, while sales and marketing expenses as a percentage of our revenues decreased from 90.2% in 2019 to 69.2% in 2020, and further decreased to 47.7% in 2021.

We believe our marketplace model has significant operating leverage and enables us to realize structural cost savings. We achieve economies of scale in our operation as a wider selection of merchandise attracts a larger number of buyers, which in turn drives an increase in the scale of our sales volume and attracts more merchants to our platform. In addition, our scale creates value for our merchants by providing an effective channel for selling large volumes of products. We believe this value proposition will make our platform more attractive to merchants and further increase their sales and spending on our platform. This business model also enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. Since early 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, including quarantining individuals suspected of having COVID-19 and asking residents in China to stay at home and to avoid public gatherings, among other things. COVID-19 also resulted in the temporary closure of corporate offices, retail stores, manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. There remain significant uncertainties surrounding the COVID-19 pandemic and its further development. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2022 and the periods beyond cannot be reasonably estimated at this time.

As of December 31, 2021, we had RMB6,426.7 million (US$1,008.5 million) in cash and cash equivalents and RMB86,516.6 million (US$13,576.3 million) in short-term investments. Our short-term investments mainly include time deposits and wealth management products in financial institutions, which are highly liquid. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of COVID-19, which could significantly disrupt our operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

Under our current business model, we generate revenues primarily from online marketing services. We also generate revenues from transaction services and merchandise sales.  The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Online marketing services and others	26,813,641	89.0	47,953,779	80.6	72,563,402	11,386,782	77.2
Transaction services	3,328,245	11.0	5,787,415	9.7	14,140,449	2,218,945	15.1
Merchandise sales	—	—	5,750,671	9.7	7,246,088	1,137,069	7.7
Total revenues	30,141,886	100.0	59,491,865	100.0	93,949,939	14,742,796	100.0

Online marketing services and others. We provide online marketing services primarily to allow merchants to bid for keywords that match product listings appearing in search or browser results on our platform and advertising placements such as banners, links and logos. The placement and the price for such placement are determined through an online bidding system.

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

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Costs of revenues:
Payment processing fees	(341,879)	5.4	(1,545,564)	8.0	(3,108,086)	(487,727)	9.8
Costs associated with the operation of our platform and others	(5,996,899)	94.6	(17,733,077)	92.0	(28,610,007)	(4,489,534)	90.2
Total costs of revenues	(6,338,778)	100.0	(19,278,641)	100.0	(31,718,093)	(4,977,261)	100.0

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platform and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online marketplace services.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(27,174,249)	84.0	(41,194,599)	83.1	(44,801,720)	(7,030,368)	80.9
General and administrative expenses	(1,296,712)	4.0	(1,507,297)	3.0	(1,540,774)	(241,781)	2.8
Research and development expenses	(3,870,358)	12.0	(6,891,653)	13.9	(8,992,590)	(1,411,134)	16.3
Total operating expenses	(32,341,319)	100.0	(49,593,549)	100.0	(55,335,084)	(8,683,283)	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of online and offline advertising, promotion and coupon expenses, as well as payroll, employee benefits, share-based compensation expenses and other related expenses associated with sales and marketing. We expect to continue our sales and marketing spending in the foreseeable future as we seek to increase our brand awareness, enhance user engagement and build scale.

General and administrative expenses. General and administrative expenses consist primarily of payroll, employee benefits, share-based compensation expenses and other related expenses. We expect to continue our general and administrative spending in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

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

Hong Kong

Walnut HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong and may be exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong for distribution of dividends by a company incorporated in Hong Kong.

PRC

Generally, our PRC subsidiaries, our VIE and subsidiaries of our VIE are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Each of Shanghai Xunmeng and Walnut Shanghai was recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2023. Xinzhijiang is also eligible for a preferential corporate income tax rate of 15% until 2025.

We are subject to value-added tax at a rate of (i) 16% (before April 1, 2019) or 13% (on or after April 1, 2019) on the sale of goods and (ii) 6% on the sale of services (including value-added telecommunication services), in each case less any deductible value-added tax we have already paid or borne in connection with such sale of goods or services. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, in which case the tax rate would become 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

We changed the classification and presentation of restricted cash on the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 due to the adoption of ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. We adopted ASU No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. ROU assets and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheet as of December 31, 2019, 2020 and 2021. We adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the incurred loss methodology with a forward-looking current expected credit losses.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online marketing services and others	26,813,641	89.0	47,953,779	80.6	72,563,402	11,386,782	77.2
Transaction services	3,328,245	11.0	5,787,415	9.7	14,140,449	2,218,945	15.1
Merchandise sales	—	—	5,750,671	9.7	7,246,088	1,137,069	7.7
Total revenues	30,141,886	100.0	59,491,865	100.0	93,949,939	14,742,796	100.0
Costs of revenues(1)	(6,338,778)	(21.0)	(19,278,641)	(32.4)	(31,718,093)	(4,977,261)	(33.8)
Gross profit	23,803,108	79.0	40,213,224	67.6	62,231,846	9,765,535	66.2
Operating expenses
Sales and marketing expenses(1)	(27,174,249)	(90.2)	(41,194,599)	(69.2)	(44,801,720)	(7,030,368)	(47.7)
General and administrative expenses(1)	(1,296,712)	(4.3)	(1,507,297)	(2.5)	(1,540,774)	(241,781)	(1.6)
Research and development expenses(1)	(3,870,358)	(12.8)	(6,891,653)	(11.6)	(8,992,590)	(1,411,134)	(9.6)
Total operating expenses	(32,341,319)	(107.3)	(49,593,549)	(83.4)	(55,335,084)	(8,683,283)	(58.9)
Operating (loss)/ profit	(8,538,211)	(28.3)	(9,380,325)	(15.8)	6,896,762	1,082,252	7.3
Other income
Interest and investment gain, net	1,541,825	5.1	2,455,366	4.1	3,061,662	480,442	3.3
Interest expenses	(145,858)	(0.5)	(757,336)	(1.3)	(1,231,002)	(193,171)	(1.3)
Foreign exchange gain	63,179	0.2	225,197	0.4	71,750	11,259	0.1
Other income, net	82,786	0.3	193,702	0.3	656,255	102,981	0.7
(Loss)/ profit before income tax and share of results of equity investees	(6,996,279)	(23.2)	(7,263,396)	(12.2)	9,455,427	1,483,763	10.1
Income tax expenses	—	—	—	—	(1,933,585)	(303,422)	(2.1)
Share of results of equity investees	28,676	0.1	83,654	0.1	246,828	38,733	0.3
Net (loss)/ income	(6,967,603)	(23.1)	(7,179,742)	(12.1)	7,768,670	1,219,074	8.3

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Costs of revenues	23,835	32,291	26,624	4,178
Sales and marketing expenses	860,862	1,093,547	1,612,219	252,992
General and administrative expenses	786,641	966,985	792,421	124,348
Research and development expenses	886,368	1,520,220	2,343,466	367,741
Total	2,557,706	3,613,043	4,774,730	749,259

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues, which consist of revenues from online marketing services and others, transaction services and merchandise sales, increased by 57.9% from RMB59,491.9 million in 2020 to RMB93,949.9 million (US$14,742.8 million) in 2021. Revenues from online marketing services and others increased from RMB47,953.8 million in 2020 to RMB72,563.4 million (US$11,386.8 million) in 2021, primarily attributable to our stronger brand and market position as a result of our branding campaigns, more active merchants offering greater breadth of products and the increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB5,787.4 million in 2020 to RMB14,140.4 million (US$2,218.9 million) in 2021, primarily due to the increase in GMV. Revenues from merchandise sales increased from RMB5,750.7 million in 2020 to RMB7,246.1 million (US$1,137.1 million) in 2021.

Costs of revenues

Our costs of revenues increased by 64.5% from RMB19,278.6 million in 2020 to RMB31,718.1 million (US$4,977.3 million) in 2021, primarily due to the increase in payment processing fees and costs directly attributable to the operation of our platform and others. The increase in payment processing fees from RMB1,545.6 million in 2020 to RMB3,108.1 million (US$487.7 million) in 2021 was primarily due to the growth of our GMV. The increase in costs directly attributable to the operation of our platform and others from RMB17,733.1 million in 2020 to RMB28,610.0 million (US$4,489.5 million) in 2021 was primarily due to the increase of RMB8,920.3 million in fulfillment fees and merchant support services and the increase of RMB761.6 million in cost and expenses attributable to merchandise sales.

Gross profit

As a result of the foregoing, our gross profit increased to RMB62,231.8 million (US$9,765.5 million) in 2021, from RMB40,213.2 million in 2020. The improvement was primarily attributable to the continued growth in revenues.

Operating expenses

Our total operating expenses increased by 11.6% from RMB49,593.5 million in 2020 to RMB55,335.1 million (US$8,683.3 million) in 2021 primarily due to the increase in sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB41,194.6 million in 2020 to RMB44,801.7 million (US$7,030.4 million) in 2021, primarily attributable to the increase of RMB2,158.9 million in advertising expenses and promotion and coupon expenses and the increase of RMB1,376.9 million in staff related costs. The increase in advertising expenses and promotion and coupon expenses was focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses increased slightly from RMB1,507.3 million in 2020 to RMB1,540.8 million (US$241.8 million) in 2021.

Research and development expenses. Our research and development expenses increased substantially from RMB6,891.7 million in 2020 to RMB8,992.6 million (US$1,411.1 million) in 2021, primarily due to the increase of RMB2,556.9 million in staff related costs. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel.

Operating profit/(loss)

As a result of the foregoing, we recorded operating profit of RMB6,896.8 million (US$1,082.3 million) in 2021, compared to operating loss of RMB9,380.3 million in 2020.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB2,455.4 million and RMB3,061.7 million (US$480.4 million) in 2020 and 2021, respectively. The increase was primarily attributable to the increase of our time deposits and wealth management products.

Interest expense. We had interest expense of RMB1,231.0 million (US$193.2 million) in 2021, compared to interest expense of RMB757.3 million in 2020, primarily due to the increase of RMB526.0 million in interest expenses related to the convertible bonds’ amortization to face value.

Other income, net. We had other net income of RMB656.3 million (US$103.0 million) in 2021, compared to other net income of RMB193.7 million in 2020, primarily due to the increase in the amount of subsidies received, such as tax refunds, disposal gains and other non-operating income items.

Income tax expense

We had income tax expense of RMB1,933.6 million (US$303.4 million) and nil in 2021 and 2020, respectively.

Share of results of equity investees

We had share of results of equity investees of RMB246.8 million (US$38.7 million) in 2021, compared to RMB83.7 million in 2020.

Net income/(loss)

As a result of the foregoing, we had net income of RMB7,768.7 million (US$1,219.1 million) in 2021, compared to net loss of RMB7,179.7 million in 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues, which consist of revenues from online marketing services and others, transaction services and merchandise sales, increased by 97.4% from RMB30,141.9 million in 2019 to RMB59,491.9 million in 2020. Revenues from online marketing services and others increased from RMB26,813.6 million in 2019 to RMB47,953.8 million, primarily attributable to our stronger brand and market position as a result of our branding campaigns, more active merchants offering greater breadth of products and the significant increase in the number of our active buyers and annual spending per active buyer. Revenues from transaction services increased from RMB3,328.2 million in 2019 to RMB5,787.4 million in 2020, primarily due to the increase in GMV. Revenues from merchandise sales increased from nil to RMB5,750.7 million in 2020, primarily attributable to our online direct sales, where we acquired products from suppliers and sold them directly to users.

Costs of revenues

Our costs of revenues increased by 204.1% from RMB6,338.8 million in 2019 to RMB19,278.6 million in 2020, primarily due to increases in payment processing fees and costs directly attributable to the operation of our platform and others. The increase in payment processing fees from RMB341.9 million in 2019 to RMB1,545.6 million in 2020 was primarily due to the growth of our GMV. The increase in costs directly attributable to the operation of our platform and others from RMB5,996.9 million in 2019 to RMB17,733.1 million in 2020 was primarily due to the increase of RMB7,198.7 million in cost and expenses attributable to merchandise sales and delivery and storage fees, the increase of RMB2,061.8 million in bandwidth and server costs to keep pace with the growth of our online marketplace services, and the increase of RMB1,466.2 million in call center and merchant support services.

Gross profit

As a result of the foregoing, our gross profit increased to RMB40,213.2 million in 2020, from RMB23,803.1 million in 2019. The improvement was primarily attributable to the continued growth in revenues.

Operating expenses

Our total operating expenses increased by 53.3% from RMB32,341.3 million in 2019 to RMB49,593.5 million in 2020 primarily due to increases in sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB27,174.2 million in 2019 to RMB41,194.6 million in 2020, primarily attributable to the increase of RMB13,430.1 million in advertising expenses and promotion and coupon expenses. The increase in advertising expenses and promotion and coupon expenses was focused on building our brand awareness and driving user growth and engagement on our platform.

General and administrative expenses. Our general and administrative expenses increased from RMB1,296.7 million in 2019 to RMB1,507.3 million in 2020. The increase was primarily attributable to the increase in headcount.

Research and development expenses. Our research and development expenses increased substantially from RMB3,870.4 million in 2019 to RMB6,891.7 million in 2020, primarily due to the increase of RMB1,987.2 million in staff related costs and the increase of RMB946.6 million in R&D-related cloud services expenses. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel to execute our technology-related strategies of improving our platform.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB8,538.2 million and RMB9,380.3 million in 2019 and 2020, respectively.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB1,541.8 million and RMB2,455.4 million in 2019 and 2020, respectively. The increase was primarily attributable to the increase of our short-term investments and cash balance.

Interest expense. We had interest expense of RMB757.3 million in 2020, compared to interest expense of RMB145.9 million in 2019, primarily due to the increase in interest expenses of RMB551.7 million related to the convertible bonds’ amortization to face value.

Other income, net. We had other net income of RMB193.7 million in 2020, compared to other net income of RMB82.8 million in 2019, primarily due to the tax benefit available under the Notice on Measures to Implement the Reform on Value-Added Tax.

Share of results of equity investees

We had share of results of equity investees of RMB83.7 million in 2020, compared to RMB28.7 million in 2019.

Net loss

As a result of the foregoing, we incurred net loss of RMB7,179.7 million in 2020, compared to net loss of RMB6,967.6 million in 2019.

Critical Accounting Policies

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

Revenue recognition

Revenues are principally comprised of those generated from online marketplace services and merchandise sales. Revenues from online marketplace services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and are recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. We also evaluate whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions. Payments for services or goods are generally received before deliveries.

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

We also provide display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices. In general, the merchants need to prepay for display marketing which is accounted for as customer advances and deferred revenues and revenues are primarily recognized over the period during which the advertising services are provided.

Transaction services

We charge fees for transaction services to merchants for sales transactions completed on our platform, where we do not take control of the products provided by merchants at any point in the time during the transactions and do not have latitude over pricing of the merchandise. Transaction services fee is primarily determined as a percentage based on the purchase price of merchandise sold by the merchants. Revenues related to transaction services are recognized in consolidated statements of comprehensive income/(loss) at the time when our service obligations to the merchants are determined to have been completed under each sales transaction upon the confirmation of the receipts of goods by the consumers. The majority fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants

We provide rebates to certain merchants on the online marketplace services by meeting certain requirements. Such rebates are netted against the online marketplace services revenues.

Merchandise sales

We in certain cases acquire the merchandises from suppliers and sell directly to the consumers. We act as a principal for and take control of the merchandises, are primarily obligated for the merchandises sold to the consumers, bear inventory risks and have the latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the products are delivered and titles are passed to the consumers who are our customers in these transactions. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

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

Incentives provided to the consumers

In order to promote our online marketplace and attract more registered consumers, we at our own discretion provide various forms of incentives, for example, coupons, credits and discounts that are not specific to any merchant, to the consumers that are not our customers. Despite the absence of any explicit contractual obligations to incentivize the non-customer consumers on behalf of the merchants, we further evaluated the varying features of different incentive programs to determine that whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. Based on that evaluation, we determined that incentives provided to the consumers are not considered as payments to the merchant-customers.

We, at our discretion, issue to the consumers coupons and credits upon completion of certain actions to promote our platform. The coupons can be used for future purchases of eligible merchandise offered on our online marketplace to reduce purchase price and the credits can be used to redeem cash from us. We recognize the amounts of coupons and credits as marketing expenses when future purchases are completed or when the credits are issued. Discounts unconditionally provided to the consumers are recognized as marketing expenses when the related transaction services revenues from merchants are recognized. Certain discounts are provided to consumers upon their completion of certain actions to promote the platform, we record the related costs in marketing expenses upon the completion of such promotion tasks.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income/(loss) as income tax expenses.

Share-based compensation

We adopted a global share incentive plan in 2015, which we refer to as the 2015 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As of December 31, 2021, the maximum aggregate number of ordinary shares which may be issued pursuant to all options granted under the 2015 Plan was 581,972,860 Class A ordinary shares, subject to adjustment and amendment.

In July 2018, we adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2021, the maximum aggregate numbers of ordinary shares which may be issued pursuant to all options and the restricted share units, RSUs, granted under the 2018 Plan were 138,030,676 and 41,518,464 Class A ordinary shares, respectively, subject to adjustment and amendment.

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

We recognized total share-based compensation expenses of RMB2,557.7 million, RMB3,613.0 million and RMB4,774.7 million (US$749.3 million), for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized share-based compensation expenses relating to options and RSUs were RMB10,135.0 million (US$1,590.4 million) and RMB3,024.5 million (US$474.6 million), which are expected to be recognized over a weighted-average period of 3.06 years and 2.46 years, respectively.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	14,820,976	28,196,627	28,783,011	4,516,683
Net cash used in investing activities	(28,319,678)	(38,357,901)	(35,562,365)	(5,580,511)
Net cash generated from / (used in) financing activities	15,854,731	51,798,996	(1,875,154)	(294,253)
Exchange rate effect on cash, cash equivalents and restricted cash	450,142	(139,943)	(145,157)	(22,779)
Net increase / (decrease) in cash, cash equivalents and restricted cash	2,806,171	41,497,779	(8,799,665)	(1,380,860)
Cash, cash equivalents and restricted cash at beginning of the year	30,539,686	33,345,857	74,843,636	11,744,600
Cash, cash equivalents and restricted cash at end of the year	33,345,857	74,843,636	66,043,971	10,363,740

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities. We also raised proceeds from the initial public offering of our ADSs in July 2018, a follow-on offering of our ADSs in February 2019, a convertible senior notes offering in September 2019, a private placement in April 2020, a convertible senior notes offering and a concurrent follow-on offering of our ADSs in November 2020, and a private placement in December 2020. As of December 31, 2021, our cash and cash equivalents were RMB6,426.7 million (US$1,008.5 million). Our cash and cash equivalents primarily consist of cash at banks. As of the same date, we had restricted cash of RMB59,617.3 million (US$9,355.2 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

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

As of December 31, 2021, 92.8% of our cash and cash equivalents were held in China, and 37.8% were held by our VIE and its subsidiaries and denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash generated from operating activities in 2021 was RMB28,783.0 million (US$4,516.7 million), as compared to net income of RMB7,768.7 million (US$1,219.1 million) in the same period. The difference was primarily due to the increase of RMB8,686.5 million (US$1,363.1 million) in payables to merchants, an increase of RMB2,651.2 million (US$416.0 million) in merchant deposits, an increase of RMB3,492.0 million (US$548.0 million) in accrued expenses and other liabilities, and a decrease of RMB1,744.6 million (US$273.8 million) in prepayments and other current assets, partially offset by a decrease of RMB1,422.9 million (US$223.3 million) in amounts due to related parties and a decrease of RMB1,256.4 million (US$197.2 million) in customer advances and deferred revenues. The increase in payables to merchants, merchant deposits and accrued expenses and other liabilities was primarily attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2021 were RMB4,774.7 million (US$749.3 million) in share-based compensation expenses and RMB1,495.4 million (US$234.7 million) in depreciation and amortization.

Net cash generated from operating activities in 2020 was RMB28,196.6 million, as compared to net loss of RMB7,179.7 million in the same period. The difference was primarily due to the increase of RMB23,934.2 million in payables to merchants, an increase of RMB3,085.4 million in merchant deposits, an increase of RMB5,849.1 million in accrued expenses and other liabilities, an increase of RMB1,883.0 million in amounts due to related parties, and an increase of RMB1,817.2 million in customer advances and deferred revenues, partially offset by an increase of RMB4,048.5 million in prepayments and other current assets and an increase of RMB1,636.5 million in amounts due from related parties. The increase in payables to merchants, merchant deposits, accrued expenses and other liabilities and customer advances and deferred revenues was primarily attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash item affecting the difference between our net loss and our net cash generated from operating activities in 2020 was RMB3,613.0 million in share-based compensation expenses.

Net cash generated from operating activities in 2019 was RMB14,821.0 million, as compared to net loss of RMB6,967.6 million in the same period. The difference was primarily due to the increase of RMB12,650.8 million in payables to merchants, an increase of RMB3,652.6 million in merchant deposits, an increase of RMB2,648.9 million in accrued expenses and other liabilities, and an increase of RMB1,024.8 million in amounts due to related parties, partially offset by an increase of RMB886.9 million in amounts due from related parties and an increase of RMB803.4 million in receivables from online payment platforms. The increase in payables to merchants, merchant deposits and accrued expenses and other liabilities was attributable to our business expansion and the increase of number of merchants on our platform. The principal non-cash item affecting the difference between our net loss and our net cash generated from operating activities in 2019 was RMB2,557.7 million in share-based compensation expenses.

Investing activities

Net cash used in investing activities in 2021 was RMB35,562.4 million (US$5,580.5 million), primarily due to purchase of short-term investments of RMB116,639.6 million (US$18,303.3 million), purchase of long-term investments of RMB13,628.1 million (US$2,138.5 million), and purchase of property, equipment, software and intangible assets of RMB3,287.2 million (US$515.8 million), partially offset by proceeds from sales of short-term investments of RMB97,547.0 million (US$15,307.3 million).

Net cash used in investing activities in 2020 was RMB38,357.9 million, primarily due to purchase of short-term investments of RMB86,438.1 million and purchase of long-term investments of RMB6,722.2 million, partially offset by proceeds from sales of short-term investments of RMB55,083.4 million.

Net cash used in investing activities in 2019 was RMB28,319.7 million, primarily due to purchase of short-term investments of RMB52,451.6 million, partially offset by proceeds from sales of short-term investments of RMB24,797.6 million.

Financing activities

Net cash used in financing activities in 2021 was RMB1,875.2 million (US$294.3 million), primarily attributable to the repayment of short-term borrowings.

Net cash generated from financing activities in 2020 was RMB51,799.0 million, primarily attributable to the net proceeds from the follow-on offering, net proceeds from issuance of convertible bonds, and proceeds from the private placements.

Net cash generated from financing activities in 2019 was RMB15,854.7 million, primarily attributable to net proceeds from the follow-on offering, net proceeds from issuance of convertible bonds, and net proceeds from short-term borrowings.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, convertible bonds obligations, operating lease commitments and investment commitments.

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platform, furniture, office equipment and leasehold improvement for our office facilities and software. Our capital expenditures were RMB27.4 million in 2019, RMB43.0 million in 2020 and RMB3,287.2 million (US$515.8 million) in 2021.

Our convertible bonds obligations represent our principal payments. Please see “convertible bonds” under Note 12 to our audited consolidated financial statements. Payment due by December 31, 2021 for our convertible bonds obligations amounted to RMB14,193.9 million (US$2,227.3 million).

Our operating lease commitments mainly represent our obligations for leasing offices and warehouses, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 8 to our audited consolidated financial statements. Payment due by December 31, 2021 for our operating lease commitments amounted to RMB1,032.4 million (US$162.0 million).

Our investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. Payment due by December 31, 2021 for our investment commitments amounted to RMB140.0 million (US$22.0 million).

We intend to fund our future capital expenditures with anticipated cash flows from operations, our existing cash balance and short-term investments. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

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

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.          Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

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

Executive Director Appointment and CEO Nomination Right

The Pinduoduo Partnership will be entitled to appoint executive directors and nominate and recommend the chief executive officer of our company.

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

The chief executive officer candidate nominated by the Pinduoduo Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with our articles of association, the Pinduoduo Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidates nominated by the Pinduoduo Partnership consecutively, the board of directors may then nominate and appoint any person to serve as the chief executive officer of our company in accordance with our articles of association.

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

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Chen	42	Chairman of the Board of Directors and Chief Executive Officer
Anthony Kam Ping Leung	61	Independent Director
Haifeng Lin	45	Director
Qi Lu	60	Independent Director
Nanpeng Shen	54	Independent Director
George Yong-Boon Yeo	67	Independent Director
Jun Liu	39	Vice President of Finance
Junyun Xiao	42	Senior Vice President of Operation
Zhenwei Zheng	38	Senior Vice President of Product Development
Jianchong Zhu	43	General Counsel

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

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. He also serves as an independent director of OCBC Wing Hang Bank (China) Ltd since September 2021. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited (“HSBC China”) from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited (“HSBC Singapore”) from September 2005 to May 2013. In addition to financial accounting and control, management accounting and tax responsibilities, Mr. Kam had direct oversight on specific risk management functions such as treasury product control and asset & liabilities management. Mr. Kam was also a member of the asset and liabilities management meeting and a member of the risk management meeting under the executive committee of HSBC Singapore and HSBC China. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the president of Tencent Financial Technology and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings Limited. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin also serves as a non-executive director of Linklogis Inc. (HKEx: 09959) since October 2019. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in May 2003.

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

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. He currently serves as Senior Adviser to Kuok Group and is an independent non-executive director of AIA Group Limited (HKEx: 01299) and an independent non-executive director of Creative Technology Ltd. (SGX: C76). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

Jun Liu has served as our vice president of finance since January 2022. Ms. Liu served as our director of finance from 2017 to 2021. Prior to joining our company, Ms. Liu served as the director of finance at Xiaohongshu.com and an associate director of finance at Light-In-The-Box Limited. From 2005 to 2013, she was an associate and then manager at PricewaterhouseCoopers Consultants (Shenzhen) Limited. Ms. Liu received her bachelor’s degree in economics from Zhongnan University of Economics and Law.

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

B.          Compensation

In the year ended December 31, 2021, we paid an aggregate of US$2.6 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which we refer to as the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2021, options to purchase 581,972,860 Class A ordinary shares under the 2015 Plan had been granted, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In July 2018, we adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2021, options to purchase 138,030,676 Class A ordinary shares and restricted share units representing 41,518,464 Class A ordinary shares had been granted and outstanding under the 2018 Plan.

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

The following table summarizes, as of December 31, 2021, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A
Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Lei Chen	*	Nominal	September 1, 2016 and September 1, 2020	August 31, 2026 and August 31, 2030
Qi Lu	*	Nominal	Various dates between February 1, 2019 and August 1, 2021	Various dates between January 31, 2029 and July 31, 2031
George Yong-Boon Yeo	*	Nominal	Various dates between February 1, 2019 and August 1, 2021	Various dates between January 31, 2029 and July 31, 2031
Anthony Kam Ping Leung	*	Nominal	Various dates between March 1, 2020 and September 1, 2021	Various dates between February 28, 2030 and August 31, 2031
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2025 and August 31, 2026
Zhenwei Zheng	*	Nominal	Various dates from November 1, 2015 to March 1, 2019	Various dates from October 31, 2025 to February 28,2029
Jun Liu	*	Nominal	Various dates from September 1, 2018 to October 1, 2021	Various dates from August 31, 2028 to September 30, 2031
Jianchong Zhu	*	Nominal	June 1, 2019	May 31, 2029
All directors and executive officers as a group	57,572,204	Nominal	Various dates between November 1, 2015 and October 1, 2021	Various dates between October 31, 2025 and September 30, 2031

*      Less than 1% of our total ordinary shares outstanding.

As of December 31, 2021, our employees other than members of our senior management as a group held options to purchase 662,651,244 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 41,298,552 Class A ordinary shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan and 2018 Plan, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-Based compensation.”

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

Board Diversity

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

D.          Employees

Employees

As of December 31, 2021, we had a total of 9,762 employees. We had a total of 5,828 and 7,986 employees as of December 31, 2019 and 2020, respectively.

The following table gives breakdowns of our employees as of December 31, 2021 by function:

As of December 31,
2021
Function:
Sales and marketing	2,791
Product development	5,622
Platform operation	602
Management and administration	747
Total	9,762

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 5,057,542,676 Class A ordinary shares and no Class B ordinary Shares outstanding as of February 28, 2022.

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

	Class A Ordinary Shares Beneficially Owned***
	Number	%
Directors and Executive Officers**:
Lei Chen	*	*
Anthony Kam Ping Leung	*	*
Haifeng Lin(1)	*	*
Qi Lu	*	*
Nanpeng Shen(2)	132,876,308	2.6
George Yong-Boon Yeo	*	*
Jun Liu	*	*
Junyun Xiao	*	*
Zhenwei Zheng	*	*
Jianchong Zhu	*	*
All Directors and Executive Officers as a Group	186,817,482	3.7
Principal Shareholders:
Entities affiliated with Zheng Huang(3)	1,409,744,080	27.9
Entities affiliated with Tencent(4)	783,468,116	15.5
Entities affiliated with Pinduoduo Partnership (5)	370,772,220	7.3
Banyan Partners Funds(6)	335,312,772	6.6

Notes:

*	Less than 1% of our total outstanding shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China.
***

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	The business address of Mr. Lin is 12/F, Tencent Binhai Towers, No.33 Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.
(2)	Represents (i) 120,917,348 Class A ordinary shares directly held by SCC Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) 1,594,424 ADSs, representing 6,377,696 Class A ordinary shares, directly held by Sequoia Capital China Growth Fund V, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, (iii) 87,326 ADSs, representing 349,304 Class A ordinary shares, directly held by Sequoia Capital China Growth Partners Fund V, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, (iv) 68,249 ADSs, representing 272,996 Class A ordinary shares, directly held by Sequoia Capital China Growth V Principals Fund, L.P., an exempted partnership with limited liability formed under the law of the Cayman Islands, and (v) 4,825,404 Class A ordinary shares, and 33,390 ADSs, representing 4,958,964 Class A ordinary shares, held by Mr. Nanpeng Shen. SCC Growth IV Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund IV, L.P. The general partner of Sequoia Capital China Growth Fund IV, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. The general partner of each of Sequoia Capital China Growth Fund V, L.P., Sequoia Capital China Growth Partners Fund V, L.P. and Sequoia Capital China Growth V Principals Fund, L.P. is SC China Growth V Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Nanpeng Shen. The business address of Mr. Shen is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.
(3)	Represents (i) 1,134,932,140 Class A ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (ii) 274,811,940 Class A ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands. Each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries. Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Steam Water Limited are collectively referred to as entities affiliated with Mr. Huang. The registered address of each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of Steam Water Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(4)	Represents (i) 754,359,876 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 473,956 Class A ordinary held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, and (vi) 853,004 Class A ordinary shares held by Distribution Pool Limited, a limited liability company incorporated in British Virgin Islands, as reported in a Schedule 13D/A jointly filed by Tencent Holdings Limited and Tencent Mobility Limited on March 24, 2021. Tencent Mobility Limited, TPP Follow-on I Holding G Limited, Chinese Rose Investment Limited and Distribution Pool Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding G Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Chinese Rose Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited, a business company limited by shares incorporated in the British Virgin Islands. Quantum Dot Limited is a wholly-owned subsidiary of Qubit Partners L.P., an exempted limited partnership formed under the laws of the Cayman Islands. Qubit GP Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands, is the general partner of Qubit Partners L.P. Mr. Zheng Huang is the sole director of Qubit GP Limited and the sole director of Quantum Dot Limited. Quantum Dot Limited, Qubit GP Limited and Qubit Partners L.P. are collectively referred to as entities affiliated with Pinduoduo Partnership. The principal address of the entities affiliated with Pinduoduo Partnership is 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China.
(6)	Represents (i) 318,944,516 Class A ordinary shares directly held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, (ii) 13,913,013 Class A ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (iii) 2,455,243 Class A shares directly held by Banyan Partners Fund III-A, L.P., an exempted limited partnership formed under the law of the Cayman Islands, as reported in a Schedule 13G/A jointly filed by Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Banyan Partners II Ltd. and Banyan Partners III Ltd. on February 11, 2022. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. The general partner of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Banyan Partners III Ltd., a Cayman Islands company. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of each of Banyan Partners II Ltd. and Banyan Partners III Ltd. Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are collectively referred to as Banyan Partners Funds. The registered address of Banyan Partners Fund II, L.P. is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of each of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 28, 2022, a total of 1,770,530,320 Class A ordinary shares are held by one record holder in the United States, representing approximately 35.0% of our total outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.         Major Shareholders and Related Party Transactions

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

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

Business Cooperation with Tencent. Tencent has been a principal shareholder of us since February 2017. In 2019, 2020 and 2021, we purchased from Tencent certain services, including payment processing, advertising and cloud services, in the total amount of RMB2,298.1 million, RMB10,541.5 million and RMB8,416.6 million (US$1,320.8 million) respectively. As of December 31, 2019, 2020 and 2021, we had a receivable balance from Tencent in the amount of RMB1,905.8 million, RMB3,177.5 million and RMB2,803.3 million (US$439.9 million), respectively, and a payable balance to Tencent in the amount of RMB1,502.9 million, RMB3,370.9 million and RMB1,916.5 million (US$300.7 million), respectively. In 2021, we purchased certain computer equipment from Tencent for a total amount of RMB1,833.5 million (US$287.7 million).

Passive Investments in Related-Party Funds

The Company set up funds as a limited partner with related parties to make investments in privately-held companies. As of December 31, 2019, 2020 and 2021, the carrying amount for the investments was RMB249.6 million, RMB252.4 million and RMB332.6 million (US$52.2 million).

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party online payment service providers, we facilitated Messrs. Lei Chen and Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing interest-free loans in the aggregate amount of RMB697.6 million (US$109.5 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Messrs. Lei Chen and Zhenwei Zheng.

As of December 31, 2021, Ningbo Hexin beneficially owned 50.01% equity interests in Shanghai Fufeitong. Subject to compliance with applicable laws and regulations and approval by relevant regulatory authorities, Hangzhou Aimi may require Ningbo Hexin to repay the loans at any time and use the proceeds to pay for the limited partnership interests in Ningbo Hexin. As of December 31, 2021, the loans were still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As of December 31, 2021, we had a receivable balance from Shanghai Fufeitong of RMB748.9 million (US$117.5 million), and a payable balance to Shanghai Fufeitong of RMB46.5 million (US$7.3 million).

C.          Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to product quality complaints, breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. For example, in July 2018, a complaint was filed against us in the U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on our platform. In August 2019, the court dismissed all claims against us. In February 2020, the District Court awarded the Company a fee award and entered final judgment.  The time period for plaintiff to appeal the dismissal of the amended complaint and the fee award expired, but plaintiff would not confirm that it would pay the fee award, and plaintiff’s U.S. counsel in the litigation stated that it no longer represents plaintiff in this matter.  Accordingly, starting in April 2020, the Company commenced efforts to enforce the judgment.  Those efforts were successful, and in November 2020, the plaintiff paid the Company the full amount of the judgment plus additional interest for the delay.  The Company filed a Satisfaction of Judgment with the District Court, and the matter is now closed.

Between August and December 2018, several putative shareholder class action lawsuits were filed against us and certain of our officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. The plaintiffs in these cases alleged, in sum and substance, that certain disclosure and statements made by our company in connection with our initial public offering contained material misstatements and omissions in violation of the federal securities laws. In March 2020, the court granted our motion to dismiss the claims in the consolidated action in the SDNY. In August 2021, the United States Court of Appeals for the Second Circuit affirmed the district court’s dismissal of the federal action, and the matter is now closed. The consolidated action in the Superior Court of the State of California was stayed in June 2019 at our request while the abovementioned SDNY action was pending. In October 2020, the stay was lifted. In February 2021, the Superior Court of the State of California dismissed all claims against us for lack of personal jurisdiction, and the time period for plaintiffs to appeal the dismissal has expired. For risks and uncertainties relating to lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.”

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future.

While we do not expect to be or become a PFIC in the current or the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years.

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

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Select Market and is considered readily tradeable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

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

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2%, and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depository and us. Pursuant to such agreement, we received from the depository US$3.8 million, after deduction of applicable U.S. taxes, in the year ended December 31, 2021.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and vice president of finance, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-4 of this annual report.

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

	2020	2021
	US$	US$

	(in thousands)
Audit fees(1)	2,170	3,099
All other fees(2)	43	71
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our initial public offering, follow-on offering, and issuance of unsecured senior notes, assistance with and review of documents filed with the SEC.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees.”

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

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Although we did not rely on the home country practice exemption in 2021, we have relied on the exemption in prior years. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Item 16H.    Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

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

Exhibit Number	Description of Document

2.3

Deposit Agreement by and among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts issued thereunder dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on February 5, 2019 (File No. 333-229523))

2.4

Seventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated March 5, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-226014))

2.5

Indenture dated as of September 27, 2019 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed on April 24, 2020 (File No. 001-38591))

2.6

Indenture dated as of November 20, 2020 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

2.7

First Supplemental Indenture dated as of November 20, 2020 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between Pinduoduo Inc. and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

2.8*	Description of Securities

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

4.2	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.4

Form of Employment Agreement between the Registrant and its executive officers(incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.5

English translation of the Shareholders’ Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.6

English translation of the Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

Exhibit Number	Description of Document

4.8

English translation of the Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.9	English translation of the Spousal Consent Letter (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.10

English translation of the Strategic Cooperation Framework Agreement by and between the Registrant and an affiliate of Tencent Holdings Limited dated February 27, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

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

Date: April 25, 2022

PINDUODUO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinduoduo Inc. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive (loss)/income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Classification of Incentives Provided to the Consumers
Description of the Matter

As described in Note 2 to the consolidated financial statements, to promote its online marketplace and attract more registered consumers, the Company at its own discretion provides various forms of incentives, for example, coupons, credits and discounts, that are not specific to any merchant, to consumers who are not customers of the Company. These incentives are primarily used by the consumers to purchase merchandises provided on the Company’s online marketplace at reduced prices or to redeem cash from the Company. Despite the absence of any explicit contractual obligations to incentivize the non-customer consumers on behalf of the merchants, the Company further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to consumers on behalf of merchants. Based on that evaluation, the Company determined that incentives provided to the consumers are not considered as payments to the merchant-customers.

Auditing the classification of the Company’s incentives provided to consumers was complex due to judgement involved in analyzing the varying features in the different incentive programs. This included evaluating the Company’s determination of whether the incentives provided represent implicit obligations to the consumers on behalf of the merchants and if so, the incentives should be considered as payments to customers. Such determination is used in the process of evaluating the classification of the costs associated with the incentives as marketing expenses or net of revenues.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s classification of the incentives. For example, we tested the controls over the management’s review of the analysis of the varying features in the incentive programs for the appropriate classification of the incentives.

To audit the classification of incentives provided to the consumers, we compared the incentive programs and their respective features documented in management’s analysis to the program terms and conditions presented to the consumers and the merchants by the Company on its platform. We also evaluated management’s judgement applied in determining whether the terms and conditions underlying the incentive programs create any implicit obligations of the Company to incentivize the consumers on behalf of the merchants. In addition, we assessed the adequacy of the Company’s disclosures included in Note 2 to the consolidated financial statements regarding the classification of incentives provided to the consumers.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 25, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pinduoduo Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Pinduoduo Inc.’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pinduoduo Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, and the related consolidated statements of comprehensive (loss)/income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 25, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 25, 2022

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		22,421,189	6,426,715	1,008,492
Restricted cash		52,422,447	59,617,256	9,355,248
Receivables from online payment platforms		729,548	673,737	105,724
Short-term investments	4	64,551,094	86,516,618	13,576,345
Amounts due from related parties	18	4,240,069	4,250,155	666,942
Prepayments and other current assets	5	5,159,531	3,424,687	537,408
Total current assets		149,523,878	160,909,168	25,250,159
Non-current assets
Property, equipment and software, net	6	202,853	2,203,323	345,749
Intangible assets	7	1,276,751	701,220	110,037
Right-of-use assets	8	629,827	938,537	147,277
Deferred tax assets	17	—	31,504	4,944
Other non-current assets	9	7,275,305	16,425,966	2,577,593
Total non-current assets		9,384,736	20,300,550	3,185,600

Total Assets		158,908,614	181,209,718	28,435,759

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB3,385,863 and RMB1,962,029 (US$307,885) as of December 31, 2020 and 2021, respectively)	18	3,385,863	1,963,007	308,039
Customer advances and deferred revenues (including customer advances and deferred revenues of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB2,422,907 and RMB1,158,738 (US$181,831) as of December 31, 2020 and 2021, respectively)		2,423,190	1,166,764	183,091
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB53,417,259 and RMB61,947,517 (US$9,720,917) as of December 31, 2020 and 2021, respectively)		53,833,981	62,509,714	9,809,138
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB6,999,827 and RMB9,360,166 (US$1,468,814) as of December 31, 2020 and 2021, respectively)	10	11,193,372	14,085,513	2,210,324
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB10,926,319 and RMB13,360,409 (US$2,096,540) as of December 31, 2020 and 2021, respectively)		10,926,319	13,577,552	2,130,614
Short-term borrowings (including short-term borrowings of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,866,316 and nil as of December 31, 2020 and 2021, respectively)	11	1,866,316	—	—
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB134,131 and RMB138,667 (US$21,760) as of December 31, 2020 and 2021, respectively)	8	253,036	427,164	67,031
Total current liabilities		83,882,077	93,729,714	14,708,237
Non-current liabilities
Convertible bonds	12	14,432,792	11,788,907	1,849,937
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB366,834 and RMB305,068 (US$47,872) as of December 31, 2020 and 2021, respectively)	8	414,939	544,263	85,407
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB19,217 (US$3,016) as of December 31, 2020 and 2021, respectively)	17	—	31,291	4,910
Other non-current liabilities		2,918	996	156
Total non-current liabilities		14,850,649	12,365,457	1,940,410
Total liabilities		98,732,726	106,095,171	16,648,647
Commitments and contingencies	22

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 3,545,065,888 and 5,057,542,676 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	14	115	161	25
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 shares authorized, 1,409,744,080 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	14	44	—	—
Additional paid-in capital		86,698,660	95,340,819	14,961,055
Accumulated other comprehensive loss		(1,047,728)	(2,519,900)	(395,427)
Accumulated deficits		(25,475,203)	(17,706,533)	(2,778,541)
Total shareholders’ equity		60,175,888	75,114,547	11,787,112
Total liabilities and shareholders’ equity		158,908,614	181,209,718	28,435,759

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$

Revenues	15	30,141,886	59,491,865	93,949,939	14,742,796
Costs of revenues (including services received from related parties of RMB1,424,786, RMB4,570,292 and RMB5,166,381 (US$810,718) for the years ended December 31, 2019, 2020 and 2021, respectively)		(6,338,778)	(19,278,641)	(31,718,093)	(4,977,261)
Gross profit		23,803,108	40,213,224	62,231,846	9,765,535

Sales and marketing expenses (including services received from a related party of nil, 4,166,230 and RMB2,857,063 (US$448,336) for the years ended December 31, 2019, 2020 and 2021, respectively)		(27,174,249)	(41,194,599)	(44,801,720)	(7,030,368)
General and administrative expenses		(1,296,712)	(1,507,297)	(1,540,774)	(241,781)
Research and development expenses (including services received from related parties of RMB873,288, RMB1,850,321 and RMB604,605 (US$94,876) for the years ended December 31, 2019, 2020 and 2021, respectively)		(3,870,358)	(6,891,653)	(8,992,590)	(1,411,134)
Total operating expenses		(32,341,319)	(49,593,549)	(55,335,084)	(8,683,283)

Operating (loss)/ profit		(8,538,211)	(9,380,325)	6,896,762	1,082,252

Interest and investment income, net		1,541,825	2,455,366	3,061,662	480,442
Interest expenses		(145,858)	(757,336)	(1,231,002)	(193,171)
Foreign exchange gain		63,179	225,197	71,750	11,259
Other income, net		82,786	193,702	656,255	102,981

(Loss)/ profit before income tax and share of results of equity investees		(6,996,279)	(7,263,396)	9,455,427	1,483,763
Income tax expenses	17	—	—	(1,933,585)	(303,422)
Share of results of equity investees	9	28,676	83,654	246,828	38,733
Net (loss)/ income		(6,967,603)	(7,179,742)	7,768,670	1,219,074

Net (loss)/ income		(6,967,603)	(7,179,742)	7,768,670	1,219,074

(Loss)/ earnings per share:	19
Basic		(1.51)	(1.51)	1.55	0.24
Diluted		(1.51)	(1.51)	1.36	0.21
Shares used in (loss)/ earnings per share computation:
Basic		4,627,278,394	4,768,343,300	5,012,651,334	5,012,651,334
Diluted		4,627,278,394	4,768,343,300	5,713,764,297	5,713,764,297

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation difference, net of tax of nil		412,447	(2,495,958)	(1,472,172)	(231,016)
Comprehensive (loss)/ income		(6,555,156)	(9,675,700)	6,296,498	988,058

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders’
	Notes	shares	shares	capital	income	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594
Net loss		—	—	—	—	(6,967,603)	(6,967,603)
Foreign currency translation difference		—	—	—	412,447	—	412,447
Follow-on offering	14	193,740,000	6	7,993,822	—	—	7,993,828
Equity component of convertible bonds		—	—	1,827,894	—	—	1,827,894
Shares issued to depository bank	19	600,000	—	—	—	—	—
Exercise of share-based awards		567,636	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank	19	(567,636)	—	—	—	—	—
Share-based compensation	16	—	—	2,557,706	—	—	2,557,706
Balance as of December 31, 2019		4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders’
	Notes	shares	shares	capital	income/(loss)	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866
Net loss		—	—	—	—	(7,179,742)	(7,179,742)
Foreign currency translation difference		—	—	—	(2,495,958)	—	(2,495,958)
Issuance of ordinary shares for private placements	14	150,810,912	5	11,063,334	—	—	11,063,339
Follow-on offering	14	132,020,000	5	26,805,433	—	—	26,805,438
Conversion of the convertible bonds into ordinary shares	12	9,900,368	1	317,541	—	—	317,542
Equity component of convertible bonds	12	—	—	3,405,360	—	—	3,405,360
Shares issued to depository bank	19	12,050,000	—	—	—	—	—
Exercise of share-based awards		4,950,492	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank	19	(4,950,492)	—	—	—	—	—
Share-based compensation	16	—	—	3,613,043	—	—	3,613,043
Balance as of December 31, 2020		4,954,809,968	159	86,698,660	(1,047,728)	(25,475,203)	60,175,888

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders’
	Notes	shares	shares	capital	loss	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		4,954,809,968	159	86,698,660	(1,047,728)	(25,475,203)	60,175,888
Net income		—	—	—	—	7,768,670	7,768,670
Foreign currency translation difference		—	—	—	(1,472,172)	—	(1,472,172)
Conversion of the convertible bonds into ordinary shares	12	62,732,708	2	3,867,054	—	—	3,867,056
Shares issued to depository bank	19	40,000,000	—	—	—	—	—
Exercise of share-based awards		24,395,952	—	375	—	—	375
Settlement of share-based compensation with shares held by depository bank	19	(24,395,952)	—	—	—	—	—
Share-based compensation	16	—	—	4,774,730	—	—	4,774,730
Balance as of December 31, 2021		5,057,542,676	161	95,340,819	(2,519,900)	(17,706,533)	75,114,547
Balance as of December 31, 2021 (US$)			25	14,961,055	(395,427)	(2,778,541)	11,787,112

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data))

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss)/income	(6,967,603)	(7,179,742)	7,768,670	1,219,074
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Interest expense	145,858	757,336	1,231,002	193,171
Allowance for credit losses	11,782	43,434	49,300	7,736
Depreciation and amortization	637,831	651,523	1,495,380	234,658
Deferred income tax, net	—	—	(213)	(34)
Amortization of right-of-use assets	73,206	148,945	348,863	54,744
Interest and investment gain, net	(209,580)	(469,486)	(146,972)	(23,063)
Loss/(gain) on disposal of property and equipment	175	24	(258)	(40)
Share-based compensation	2,557,706	3,613,043	4,774,730	749,259
Foreign exchange gain	(5,380)	(225,197)	(71,750)	(11,259)
Share of results of equity investees	(28,676)	(83,654)	(246,828)	(38,733)
Fair value change of investments	—	(104,068)	22,170	3,479
Gain on extinguishment of convertible bonds	—	(5,188)	(2,788)	(437)

Changes in operating assets and liabilities:
Receivables from online payment platforms	(803,388)	321,426	55,811	8,758
Amounts due from related parties	(886,863)	(1,636,541)	(10,086)	(1,583)
Prepayments and other current assets	12,449	(4,048,536)	1,744,645	273,773
Customer advances and deferred revenues	414,488	1,817,220	(1,256,426)	(197,161)
Amounts due to related parties	1,024,779	1,882,971	(1,422,856)	(223,277)
Payable to merchants	12,650,833	23,934,151	8,686,493	1,363,100
Accrued expenses and other liabilities	2,648,869	5,849,148	3,492,038	547,979
Merchant deposits	3,652,639	3,085,407	2,651,233	416,036
Lease liabilities	(46,067)	(137,936)	(354,123)	(55,570)
Other non-current assets	(69,471)	(13,182)	(23,102)	(3,625)
Other non-current liabilities	7,389	(4,471)	(1,922)	(302)
Net cash provided by operating activities	14,820,976	28,196,627	28,783,011	4,516,683
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term investments	(52,451,615)	(86,438,068)	(116,639,550)	(18,303,291)
Proceeds from sales of short-term investments	24,797,630	55,083,390	97,547,038	15,307,259
Purchase of long-term investments	(214,100)	(6,722,228)	(13,628,052)	(2,138,539)
Purchase of property, equipment and software and intangible assets	(27,436)	(43,046)	(3,287,232)	(515,838)
Proceeds from disposal of property and equipment	475	51	394	62
Loans to a related party	(459,632)	(238,000)	—	—
Repayments from third parties	35,000	—	—	—
Others	—	—	445,037	69,836
Net cash used in investing activities	(28,319,678)	(38,357,901)	(35,562,365)	(5,580,511)
CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from the follow-on offerings	7,993,828	26,805,438	—	—
Proceeds from the private placements	—	11,063,339	—	—
Net proceeds from the issuance of convertible bonds	6,963,881	13,024,199	—	—
Proceeds from short-term borrowings	897,022	1,828,923	—	—
Repayment of short-term borrowings	—	(922,897)	(1,875,472)	(294,303)
Others	—	(6)	318	50
Net cash provided by/ (used in) financing activities	15,854,731	51,798,996	(1,875,154)	(294,253)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	450,142	(139,943)	(145,157)	(22,779)
Increase/(decrease) in cash, cash equivalents and restricted cash	2,806,171	41,497,779	(8,799,665)	(1,380,860)
Cash, cash equivalents and restricted cash at beginning of the year	30,539,686	33,345,857	74,843,636	11,744,600
Cash, cash equivalents and restricted cash at end of the year	33,345,857	74,843,636	66,043,971	10,363,740
Supplement disclosure of cash flow information：
Interest received	1,211,443	1,881,812	2,936,860	460,857

Supplement disclosure of non-cash operating activities：
Recognition of right-of-use assets and lease liabilities	632,507	265,821	704,142	110,495

Supplement disclosure of non-cash investing activities：
Purchase of property, equipment and software included in accrued expenses and other liabilities	2,160	162,641	194,385	30,503
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	5,768,186	22,421,189	6,426,715	1,008,492
Restricted cash	27,577,671	52,422,447	59,617,256	9,355,248
Total cash, cash equivalents and restricted cash in the statements of cash flows	33,345,857	74,843,636	66,043,971	10,363,740

The accompanying notes are an integral part of the consolidated financial statements.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization

Pinduoduo Inc. (the “Company”) was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in the merchandise sales and the provision of online marketplace to help merchants leverage the power of the internet to engage with their customers in the People’s Republic of China (the “PRC” or “China”). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE.

As of December 31, 2021, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

			Percentage of
	Date of	Place of	ownership by the		Principal
Entity	incorporation	incorporation	Company		activities
			Direct	Indirect
Subsidiaries:
HongKong Walnut Street Limited (“Walnut HK”)	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd. (“Hangzhou Weimi” or the “WFOE”)	May 28, 2015	PRC	100%	—	Technology research and development
Walnut Street (Shanghai) Information Technology Co., Ltd. (“Walnut Shanghai”)	January 25,2018	PRC	100%	—	Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd. (“Xinzhijiang”)	April 25, 2018	PRC	100%	—	E-commerce platform
Shanghai Yucan Information Technology Co., Ltd.	September 14, 2020	PRC	100%	—	E-commerce platform

VIE:
Hangzhou Aimi Network Technology Co., Ltd. (“Hangzhou Aimi” or the “VIE”)	April 14, 2015	PRC	—	100%	E-commerce platform

VIE’s subsidiary:
Shanghai Xunmeng Information Technology Co., Ltd. (“Shanghai Xunmeng”)	January 9, 2014	PRC	—	100%	E-commerce platform

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts the majority of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

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

Equity Pledge Agreement  Pursuant to the Equity Pledge Agreement entered into among the WFOE (the ”Pledge Agreement”), the Nominee Shareholders and the VIE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the Contractual Agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholders’ equity interests in the VIE to the WFOE, to the extent permitted by PRC laws. If the VIE or any of their Nominee Shareholders breach any of their respective contractual obligations under the above agreements, the WFOE, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIE, without the prior consent of the WFOE. The Equity Pledge Agreement will be valid until the VIE and the shareholders fulfill all the contractual obligations under the Contractual Agreements in full and the pledged equity interests have been transferred to the WFOE and/or its designee.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

Shareholders’ Voting Rights Proxy Agreement  Pursuant to the Shareholders’ Voting Rights Proxy Agreement entered into among the Nominee Shareholders, the VIE and the WFOE (the ”Proxy Agreement”), the Nominee Shareholders authorized the WFOE or its designated party to (1) act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder and the senior management members of the VIE. The proxy remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE. The proxy agreements were subsequently reassigned to the Company.

Exclusive Consulting and Services Agreement  Pursuant to the Exclusive Consulting and Services Agreement (the ”Consulting and Services Agreement”), WFOE retains exclusive right to provide to the VIE the technical support and consulting services, including but not limited to, technology development and maintenance service, marketing consulting service and administrative consulting service. WFOE owns the intellectual property rights developed in the performance of the agreement. In exchange for these services, WFOE is entitled to charge the VIE annual service fees which typically amount to what would be substantially all of the VIE’s pre-tax profits, resulting in a transfer of substantially all of the profits from the VIE to the WFOE. The term of the agreement is 10 years, expiring on June 5, 2025, which will be automatically renewed every ten-year thereafter if the WFOE does not provide notice of termination to the Nominee Shareholders three months prior to expiration.

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

The VIE and its subsidiaries contributed to 58.5%, 65.1% and 59.3% of the Group’s consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIE and its subsidiaries accounted for an aggregate of 48.2% and 48.7%, respectively of the consolidated total assets, and 80.5% and 83.2%, respectively of the consolidated total liabilities.

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

The VIE agreements (Continued)

The following tables represent the financial information for the VIE as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	3,593,192	2,430,440	381,389
Restricted cash	52,148,852	59,402,079	9,321,482
Receivables from online payment platforms	726,063	668,953	104,973
Short-term investments	7,026,442	12,306,340	1,931,133
Amounts due from related parties (i)	3,999,612	4,198,391	658,819
Amounts due from Group companies	9,932,418	40,425,872	6,343,701
Prepayments and other current assets	4,062,849	1,330,772	208,827
Total current assets	81,489,428	120,762,847	18,950,324

Non-current assets
Property, equipment and software, net	186,403	2,116,566	332,135
Intangible asset	—	27,163	4,262
Right-of-use assets	468,387	417,455	65,508
Deferred tax assets	—	19,908	3,124
Other non-current assets	4,380,476	5,300,938	831,833
Total non-current assets	5,035,266	7,882,030	1,236,862
Total assets	86,524,694	128,644,877	20,187,186

	As of December 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Amounts due to related parties (i)	3,385,863	1,962,029	307,885
Amounts due to Group companies	9,759,506	27,978,153	4,390,383
Customer advances and deferred revenues	2,422,907	1,158,738	181,831
Payable to merchants	53,417,259	61,947,517	9,720,917
Accrued expenses and other liabilities	6,999,827	9,360,166	1,468,814
Merchant deposits	10,926,319	13,360,409	2,096,540
Short-term borrowings	1,866,316	—	—
Lease liabilities	134,131	138,667	21,760
Total current liabilities	88,912,128	115,905,679	18,188,130
Lease liabilities	366,834	305,068	47,872
Deferred tax liabilities	—	19,217	3,016
Total non-current liabilities	366,834	324,285	50,888
Total liabilities	89,278,962	116,229,964	18,239,018

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net revenues from
Group companies	2,244,429	12,602,673	22,136,726	3,473,735
External	17,630,903	38,749,188	55,740,613	8,746,919
Net revenues	19,875,332	51,351,861	77,877,339	12,220,654
Net (loss)/income	(3,611,656)	2,552,665	15,169,180	2,380,375
(i)	Information with respect to related parties is discussed in Note 18.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash generated from operating activities	11,139,572	29,379,799	34,365,025	5,392,622
Net cash used in investing activities	(5,249,046)	(11,802,074)	(26,828,581)	(4,209,990)
Net cash generated from/(used in) financing activities	4,546,481	7,818,632	(1,445,969)	(226,904)
Net increase in cash, cash equivalents and restricted cash	10,437,007	25,396,357	6,090,475	955,728

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

2.Summary of Significant Accounting Policies

(a)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)Principles of consolidation

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(c)Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to allowance for doubtful accounts arising from expected credit losses, economic lives and impairment of long-lived assets, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation, liability component of convertible bonds and incremental borrowing rates for operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)Foreign currency

The functional currency of the Company and its overseas subsidiaries is the US$. The Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE determined their functional currencies to be RMB based on the criteria of ASC 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income/(loss).

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ equity.

(e)Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 30, 2021, the last business day in December 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

(g)Restricted cash

Restricted cash mainly represents cash received from consumers and reserved in a bank supervised account for payments to merchants.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(h)Short-term investments

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

Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the short-term investments are recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income/(loss).

(i)Long-term investments

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

The Group has elected the fair value option for investment in convertible bonds in accordance with ASC Subtopic 825-10 (“ASC 825-10”), Recognition and Measurement of Financial Assets and Financial Liabilities. The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized and unrealized gains or losses recorded in the consolidated statements of comprehensive income/(loss).

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(j)Property, equipment and software, net

Property, equipment and software are stated at cost and are depreciated and amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Computer equipment	1-3 years
Office equipment	3 years
Purchased software	3-5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income/(loss).

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software, and the depreciation of these assets commences when the assets are ready for their intended use.

(k)Inventories

Inventories, primarily consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method.

(l)Impairment of long-lived assets other than goodwill

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(m)Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from/to related parties, merchant deposits, payables to merchants, short-term investments, long-term debt investments and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximate to their respective fair values because of the general short maturities. The carrying amounts of long-term held-to-maturity debt securities approximate to fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of convertible bonds that are not reported at fair value are disclosed in Note 13.

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

(n)Revenue recognition

Revenues are principally comprised of those generated from online marketplace services and merchandise sales. Revenues from online marketplace services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. The Group also evaluates whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions. Payments for services or goods are generally received before deliveries.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(n)Revenue recognition (Continued)

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

Transaction services

The Group charges fees for transaction services to merchants for sales transactions completed on the Group’s platform, where the Group does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is primarily determined as a percentage based on the purchase price of merchandise sold by the merchants. Revenues related to transaction services are recognized in consolidated statements of comprehensive income/(loss) at the time when the Group’s service obligations to the merchants are determined to have been completed under each sales transaction upon the confirmation of the receipts of goods by the consumers. The majority fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants.

The Group provides rebates to certain merchants on the online marketplace services by meeting certain requirements. Such rebates are netted against the online marketplace services revenues.

Merchandise sales

The Group in certain cases acquires the merchandises from suppliers and sells directly to the consumers. The Group acts as a principal for it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the products are delivered and titles are passed to the consumers who are the Group’s customers in these transactions. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(n)Revenue recognition (Continued)

Incentives provided to the consumers

In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion provides various forms of incentives, for example, coupons, credits and discounts that are not specific to any merchant, to the consumers that are not customers of the Group. Despite the absence of any explicit contractual obligations to incentivize the non-customer consumers on behalf of the merchants, the Group further evaluated the varying features of different incentive programs to determine that whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. Based on that evaluation, the Group determined that incentives provided to the consumers are not considered as payments to the merchant-customers.

The Group at its discretion issues to the consumers coupons and credits upon completion of certain actions to promote the Group’s platform. The coupons can be used for future purchases of eligible merchandise offered on the Group’s online marketplace to reduce purchase price and the credits can be used to redeem cash from the Group. The Group recognizes the amounts of coupons and credits as marketing expenses when future purchases are completed or when the credits are issued. Discounts unconditionally provided to the consumers are recognized as marketing expenses when the related transaction services revenues from merchants are recognized. Certain discounts are provided to consumers upon their completion of certain actions to promote the platform, the Group records the related costs in marketing expenses upon the completion of such promotion tasks.

(o)Costs of revenues

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of the platform and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online marketplace services.

(p)Advertising expenditures

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB25,867,772, RMB39,297,890 and RMB41,456,838 (US$6,505,483) for the years ended December 31, 2019, 2020 and 2021, respectively.

(q)Research and development expenses

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(r)Credit loss

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including the short-term investments and other non-current assets categorized as “held to maturity” and payments made on behalf of merchants. CECL estimates are recorded as general and administrative expenses in the consolidated statements of comprehensive income/(loss). The cumulative effect adjustment from adoption as of January 1, 2020 was immaterial. As a result of the adoption of the Topic 326, the Group’s allowance for credit losses as of December 31, 2020 and 2021 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by the coronavirus (COVID-19) pandemic and other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(s)Leases

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

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s lease portfolio consisted entirely of operating leases as of December 31, 2019, 2020 and 2021. The Group’s leases do not contain any residual value guarantees or material restrictive covenants.

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(t)Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income/(loss) as income tax expenses.

(u)Share-based compensation

The Group applies ASC 718 (“ASC 718”), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, the Group elected to account for forfeitures as they occurred.

(v)Employee benefit expenses

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

(w)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and foreign currency translation difference and is presented in the consolidated statements of comprehensive income/(loss).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(x)Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted share unites (“RSUs”) and shares issuable upon the exercise of share options using the treasury stock method, and conversion of convertible bonds using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the ”Ordinary Shares”) as each class of shares has the same rights to undistributed and distributed earnings.

(y)Segment reporting

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(z)Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group has preliminary assessed the impact of ASU 2020-06 adoption on the Group’s consolidated financial statements, including but not limited to the accounting for convertible notes. The Group will adopt on January 1, 2022, using the modified retrospective method, which will result in a cumulative-effect adjustment to decrease the opening balance of additional paid-in capital on January 1, 2022 by RMB3,818,926 (US$599,273), and increase the opening balance of accumulated deficits and convertible bonds on January 1, 2022 by RMB1,366,506 (US$214,435) and RMB2,316,324 (US$363,482), with remaining impact shown in accumulated other comprehensive income/(loss).

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.Concentration of Risks

(a)Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties, short-term investments, and long-term debt investments. As of December 31, 2020 and 2021, majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 18), unsecured and denominated in RMB and US$, derived from transactions on the Group’s online marketplace to consumers, are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

(b)Business, customer, political, social and economic risks

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

(i)Business supplier risk - there were no suppliers whose purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2019. The purchases from Tencent Group accounted for over 10% of the total purchases of the Group for the years ended December 31, 2020 and 2021. Please refer to Note 18 for disclosure of the related party transactions.
(ii)Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2019, 2020 and 2021.
(iii)Economic risk - the Group’s operations could be adversely affected by significant political, economic and social changes in the PRC.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.Concentration of Risks (Continued)

(c)Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/(depreciation) of the US$ against RMB was approximately 1.6%, (6.5)% and (2.3)% for the years ended December 31, 2019, 2020 and 2021, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments, are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)Currency convertibility risk

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

4.Short-term Investments

Short-term investments classification as of December 31, 2020 and 2021 were shown as below:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Held-to-maturity debt securities	61,549,143	86,203,296	13,527,177
Trading debt securities	3,001,951	313,322	49,168
	64,551,094	86,516,618	13,576,345

The gross unrecognized holding gain or loss on the held-to-maturity debt securities was nil as of December 31, 2020 and 2021.

The cost of trading debt securities was RMB2,998,310 and RMB300,000 (US$47,077), with net unrealized gain of RMB3,641 and RMB13,322 (US$2,091) as of December 31, 2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, interest income related to short-term debt securities was RMB500,298, RMB1,175,842 and RMB1,093,654 (US$171,618), respectively.

5.Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Prepayments	2,515,711	1,392,929	218,581
Inventories	1,718,410	14,196	2,228
VAT recoverable	371,958	670,541	105,222
Interest receivables	309,027	364,594	57,213
Rental and other deposits	54,773	111,139	17,440
Others	189,652	871,288	136,724
	5,159,531	3,424,687	537,408

The prepayments primarily consist of advertising fees paid in advance.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.Property, Equipment and Software, Net

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
At cost:
Computer equipment, office equipment and purchased software	229,387	3,135,385	492,010
Leasehold improvement	23,780	28,773	4,515
	253,167	3,164,158	496,525
Less: accumulated depreciation	(50,314)	(960,835)	(150,776)
	202,853	2,203,323	345,749

For the years ended December 31, 2019, 2020 and 2021, the Group recorded depreciation expenses included in the following captions:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Costs of revenues	3,603	10,983	127,040	19,935
Sales and marketing expenses	2,415	2,477	6,217	976
General and administrative expenses	1,901	1,936	2,113	332
Research and development expenses	10,179	12,603	776,594	121,864
	18,098	27,999	911,964	143,107

7.Intangible Assets

Intangible assets consisted of the following:

Total
RMB
Balance as of January 1, 2020	1,994,292
Amortization	(623,524)
Foreign currency translation difference	(94,017)
Balance as of December 31, 2020	1,276,751
Addition	30,073
Amortization	(583,416)
Foreign currency translation difference	(22,188)
Balance as of December 31, 2021	701,220

In February 2018, the Company entered into a strategic cooperation framework agreement (the “Agreement”) with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company with Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. Amortization expense for intangible assets were RMB619,733, RMB623,524 and RMB583,416 (US$91,551) for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recognized on the intangible assets for any of the three years in the period ended December 31, 2021.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.Intangible Assets (Continued)

The estimated annual amortization expense for each of the remaining fiscal years is as follows:

	Amortization
	RMB	US$
2022	576,506	90,466
2023	103,566	16,252
2024	3,007	472
2025	3,007	472
2026 and after	15,134	2,375

8.Leases

The Group has operating leases mainly for offices and warehouses in China. For the years ended December 31, 2019, 2020 and 2021, operating lease costs were RMB94,929, RMB177,976 and RMB385,377 (US$60,474); and short-term lease costs were RMB34,255, RMB31,394 and RMB141,507 (US$22,206), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the years ended December 31, 2019, 2020 and 2021.

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	Rental
	RMB	US$

2022	460,710	72,295
2023	304,207	47,737
2024	180,341	28,299
2025	73,786	11,579
2026 and after	13,325	2,091
Total undiscounted cash flows	1,032,369	162,001
Less: imputed interest	(60,942)	(9,563)
Present value of lease liabilities	971,427	152,438

As of December 31, 2019, 2020 and 2021, the Company had no operating leases that had not yet commenced.

As of December 31, 2019, 2020 and 2021, the weighted average remaining lease term was 4.37 years, 3.39 years and 2.74 years, respectively, and the weighted average discount rate was 5.36%, 4.90% and 4.38% for the Company’s operating leases, respectively.

Other supplemental information related to leases is summarized below:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Operating cash flows for operating leases	76,130	166,967	388,144	60,908
ROU assets obtained in exchange for new operating lease liabilities	402,646	265,821	704,142	110,495

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.Other Non-current Assets

Other Non-Current Assets mainly include held-to-maturity debt securities, investment in convertible bonds, and equity method investments.

Held-to-maturity debt securities mainly represent the time deposits made in financial institutions that the Group has positive intent and ability to hold to maturity. As of December 31, 2020 and 2021, the carrying amount for the investments, net of allowance for credit losses, was RMB4,315,096 and RMB13,008,899 (US$2,041,380), respectively. As of December 31, 2020 and 2021, the allowance for credit losses was RMB6,343 and RMB14,378 (US$2,256), respectively. The gross unrecognized holding gain or loss on the investments was nil as of December 31, 2020 and 2021. Gains recorded on these time deposits in the consolidated statements of comprehensive income/(loss) were nil, RMB66,602 and RMB83,728 (US$13,139) for the years ended December 31, 2019, 2020 and 2021, respectively.

The following table summarizes the net carrying amount of long-term held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$

Due in 1 year through 2 years	2,217,888	8,936,424	1,402,320
Due in 2 years through 3 years	2,097,208	4,072,475	639,060
	4,315,096	13,008,899	2,041,380

The Group invested in convertible bonds issued by a third party in 2020, which is accounted for under the fair value option. As of December 31, 2020 and 2021, the fair value was RMB1,388,916 and RMB1,290,901 (US$202,571), respectively. Unrealized gains recorded on these convertible bonds in the consolidated statements of comprehensive income/(loss) was RMB88,928 for the year ended December 31, 2020, while unrealized loss of RMB67,065 (US$10,524) was recorded for the year ended December 31, 2021.

Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds, including funds set up by the Company’s related parties, to make strategic investments. As of December 31, 2020 and 2021, the carrying amount for the investments was RMB1,135,141 and RMB1,968,156 (US$308,847), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2020 and 2021. During the year ended December 31, 2019, 2020 and 2021, the Group shared the profits of the equity investees and recognized RMB28,676, RMB83,654 and RMB246,828 (US$38,733) in share of results of equity investees in the consolidated statements of comprehensive income/(loss), respectively. There was no impairment on these investments during the years ended December 31, 2020 and 2021.

10.Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Accrued advertising and marketing expenses	4,552,069	3,652,648	573,180
VAT and other tax payable	2,882,177	5,734,281	899,834
Payroll payable	1,806,787	1,949,173	305,868
Accounts payable	1,137,566	1,951,681	306,261
Others	814,773	797,730	125,181
	11,193,372	14,085,513	2,210,324

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.Short-term Borrowings

As of December 31, 2020 and 2021, the short-term borrowings obtained from the banks were RMB1,828,923 and nil, respectively. As of December 31, 2020 and 2021, the borrowings were collateralized by bank wealth management products of RMB1,876,250 and nil, respectively, which were classified as short-term investments as provided by one of the Group’s wholly-owned subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the Group recognized interest expense of RMB1,726, RMB61,542 and RMB9,156 (US$1,437), respectively, in the consolidated statements of comprehensive income/(loss).

12.Convertible Bonds

(a)2024 Convertible Bonds

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.Convertible Bonds (Continued)

(a)2024 Convertible Bonds (Continued)

Holders may convert their 2024 Notes at their option prior to the close of business on the business day immediately preceding April 1, 2024 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2019 (and only during such calendar quarter), if the last reported sale price of the Company’s American Depositary Shares (the “ADSs”), each representing four Class A ordinary shares of the Company, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (the “2024 Price Condition”); (2) during the five-business-day-period after any ten-consecutive-trading-day-period (the “measurement period”) in which the trading price per US$1,000 principal amount of the 2024 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2024 Notes for a tax redemption; (4) if the Company calls the 2024 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after April 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2024 Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

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

(b)2025 Convertible Bonds

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.Convertible Bonds (Continued)

(b)2025 Convertible Bonds (Continued)

Holders may convert their 2025 Notes at their option prior to the close of business on the business day immediately preceding June 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ADS, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business-day period after any ten-consecutive-trading-day period (the “measurement period”) in which the “trading price” (as defined below) per US$1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2025 Notes for a tax redemption; (4) if the Company calls the 2024 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after June 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2025 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

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

(c)Accounting for Convertible Bonds

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

12.Convertible Bonds (Continued)

(c)Accounting for Convertible Bonds (Continued)

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

As of December 31, 2020 and 2021, the principal amount of the liability component of the Notes were US$2,883,024 and US$2,226,253, unamortized debt discount were US$671,068 and US$377,216, and net carrying amount of the liability component was RMB14,432,792 and RMB11,788,907, respectively. The carrying amount of the equity component was US$478,633 and US$(1,849,645), respectively. For the years ended December 31, 2020 and 2021, the amount of interest cost recognized relating to the amortization of the discount on the liability component was RMB695,794 and RMB1,221,846 (US$191,734), respectively. As of December 31, 2021, the liability component of 2024 Notes and 2025 Notes will be accreted up to the principal amount over a remaining period of 0.75 years and 1.92 years, respectively.

For the year ended December 31,2020 and 2021, holders of 2024 Notes exercised their right to convert US$116,976 and US$656,771 principal amount of their notes, respectively, into shares under the 2024 Price Condition at its initial conversion price. Upon conversion, the Company issued 9,900,368 and 62,732,708 ordinary shares, respectively for the years ended December 31, 2020 and 2021. As of December 31, 2021, the if-converted values of remaining 2024 Notes were US$312,163, which exceeded their principal amount of US$226,253.

13.Fair Value Measurement

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.Fair Value Measurement (Continued)

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2021:
Short-term investments:
Trading debt securities	—	313,322	—
Other non-current assets:
Investment in convertible bonds	—	—	1,290,901
	—	313,322	1,290,901

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

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

	Amounts
	RMB	US$

Balance at December 31, 2020	1,388,916	217,951
Net unrealized fair value	(67,065)	(10,524)
Foreign currency translation adjustments	(30,950)	(4,856)
Balance at December 31, 2021	1,290,901	202,571

As of December 31, 2020 and 2021, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.Fair Value Measurement (Continued)

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of held-to-maturity debt investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2020:
Short-term investments:
Held-to-maturity debt securities	—	61,549,143	—
Other non-current assets:
Held-to-maturity debt securities	—	4,315,096	—
Convertible bonds	—	40,760,994	—
As of December 31, 2021:
Short-term investments:
Held-to-maturity debt securities	—	86,203,296	—
Other non-current assets:
Held-to-maturity debt securities	—	13,008,899	—
Convertible bonds	—	13,690,953	—

14.Ordinary Shares

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

In March 2021, 1,409,744,080 Class B ordinary shares were converted into Class A ordinary shares by the holder on a one-for-one basis.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.Revenues

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Online marketing services and others	26,813,641	47,953,779	72,563,402	11,386,782
Transaction services	3,328,245	5,787,415	14,140,449	2,218,945
Merchandise sales	—	5,750,671	7,246,088	1,137,069
	30,141,886	59,491,865	93,949,939	14,742,796

Contract balances

The Group’s contract liabilities comprised of customer advances and deferred revenues and portions of payable to merchants:

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Customer advances and deferred revenues	2,423,190	1,166,764	183,091
Payable to merchants	224,896	319,329	50,110

Customer advances and deferred revenues and payable to merchants relate to considerations received in advance for online marketplace services and merchandise sales, for which control of the services occur at a later point in time. During the year ended December 31, 2021, revenues of RMB2,487,806 were recognized from the carrying value of contract liabilities as of December 31, 2020. During the year ended December 31, 2020, revenues of RMB651,877 were recognized from the carrying value of contract liabilities as of December 31,2019.

16.Share-Based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in 2015 (the ”2015 Plan”). The 2015 Plan allows the Group to grant options to employees, directors or consultants. Under the 2015 Plan, the maximum aggregate number of shares that may be issued shall not exceed 581,972,860. The terms of the options shall not exceed ten years from the date of grant.

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

For the share options granted under the 2015 Plan and the 2018 Plan, in addition to the explicit service periods of four years, with 25% of the options vesting annually, Class A ordinary shares acquired from the exercise of vested options cannot be sold or transferred by the employees without the prior written consents of the Company within the first three years of vested (“Restricted Shares”). In the event that employment relationship is terminated with the Company, voluntarily or involuntarily, within the three-year lock-up periods, the Company may, at its sole discretion, repurchase the Restricted Shares at the employee’s exercise price. The Group determined the substance of the lock up periods to be additional implicit service periods of three years, thereby extending the vesting terms of the options to be seven years in total.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.Share-Based Compensation (Continued)

The RSUs granted under the 2018 Plan vest over a period of four years with 25% vesting on each anniversary from the date of grant, or with 50% of the RSUs vesting on the second anniversary and 25% on each of the third and fourth anniversary from the date of grant.

(a)Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	share options	price	fair value	value	term
		US$	US$	US$	Years
Outstanding as of December 31, 2020	731,051,100	0.0065	3.1775	32,466,710	6.94
Granted	21,307,640	0.0065	32.0457
Forfeited	(23,324,000)	0.0065	4.6934
Exercised	(9,031,204)	0.0065	0.0789
Outstanding as of December 31, 2021	720,003,536	0.0065	4.0216	10,489,372	6.07
Vested and expected to vest as of December 31, 2021	720,003,536	0.0065	4.0216	10,489,372	6.07
Exercisable as of December 31, 2021	552,456,551	0.0065	2.4085	8,048,463	5.68

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

The total fair value of vested options RMB3,949,471 (US$619,758) for the years ended December 31 2021. As of December 31, 2021, total unrecognized share-based compensation expense relating to unvested awards was RMB10,135,015 (US$1,590,405) which is expected to be recognized over a weighted-average period of 3.06 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2019	2020	2021
Risk-free interest rates	1.50%-2.90%	0.62%-1.13%	1.31%-1.69%
Expected volatility	43.52%-57.59%	43.89%-46.68%	46.28%-46.87%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$4.8550-$8.9875	$8.9450-$34.1350	$22.0375-$46.5375
Fair value of share option	$4.8485-$8.9810	$8.9385-$34.1285	$22.0310-$46.5310

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.Share-Based Compensation (Continued)

(b)RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
	Number of	average grant
	RSUs	date fair value
		US$
Outstanding as of December 31, 2020	43,820,456	9.1088
Granted	17,384,044	32.4843
Vested	(15,364,748)	6.8158
Forfeited	(4,321,288)	15.7243
Outstanding as of December 31, 2021	41,518,464	19.0563

The total fair value of the RSUs vested during the years ended December 31, 2021 was RMB675,837 (US$ 106,054).

As of December 31, 2021, RMB3,024,500 (US$474,610) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 2.46 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the years ended
	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Costs of revenues	23,835	32,291	26,624	4,178
Sales and marketing expenses	860,862	1,093,547	1,612,219	252,992
General and administrative expenses	786,641	966,985	792,421	124,348
Research and development expenses	886,368	1,520,220	2,343,466	367,741
	2,557,706	3,613,043	4,774,730	749,259

17.Income Taxes

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

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.Income Taxes (Continued)

PRC

The Company’s subsidiaries and VIE and its subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ”EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Shanghai Xunmeng, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) and was eligible for a preferential tax rate of 15% from 2018 to 2023. Walnut Shanghai, a subsidiary of the Company, was recognized as HNTE and was eligible for a preferential tax rate of 15% from 2021 to 2023.

Xinzhijiang, a subsidiary of the Company established in April 2018, located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in Qianhai District which operate in certain encouraged industries, from 2014 to 2025.

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

The Group’s (loss)/profit before income taxes consisted of:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Non-PRC	(2,741,219)	(3,763,962)	(5,633,012)	(883,942)
PRC	(4,226,384)	(3,415,780)	15,335,267	2,406,438
	(6,967,603)	(7,179,742)	9,702,255	1,522,496

The Group’s income taxes consisted of:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current income tax	—	—	1,933,798	303,456
Deferred income tax benefit	—	—	(213)	(34)
	—	—	1,933,585	303,422

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.Income Taxes (Continued)

PRC (Continued)

The reconciliations of the income tax expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
(Loss)/ profit before income tax expense	(6,967,603)	(7,179,742)	9,702,255	1,522,496
PRC statutory tax rate	25%	25%	25%	25%
Income tax (benefits)/ expense at PRC statutory tax rate	(1,741,901)	(1,794,935)	2,425,564	380,624
International tax rate differential	735,028	1,077,383	1,522,480	238,910
Preferential tax rate differential	358,796	57,483	(1,439,100)	(225,826)
Non-deductible expenses	(5,980)	108	167,098	26,221
Non-taxable income	(61,151)	(164,120)	(139,417)	(21,877)
Deferred tax items tax rate differential	(570,382)	(110,821)	51,493	8,080
Additional deduction of research and development expenses	(67,628)	(124,858)	(223,591)	(35,086)
Change in valuation allowance	1,353,218	1,059,760	(430,942)	(67,624)
Income tax expenses	—	—	1,933,585	303,422

The significant components of the Group’s deferred tax balances were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	1,956,901	1,432,514	224,793
Carryforwards of non-deductible advertising expenses and donations	1,143,858	1,331,067	208,873
Others	94,186	31,926	5,010
Less: valuation allowance	(3,194,945)	(2,764,003)	(433,732)
Total deferred tax assets	—	31,504	4,944
Total deferred tax liabilities	—	(31,291)	(4,910)
Net deferred tax assets	—	213	34

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and 2021, management recorded full valuation allowance against deferred tax assets in entities that were in a cumulative loss with no forecast profits in the foreseeable future.

As of December 31, 2020 and 2021, the Group had taxable losses of RMB8,689,427 and RMB5,881,960 (US$923,008) derived from entities in the PRC, which can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTEs in 2021 and thereafter. The PRC taxable loss will expire from December 31, 2022 to 2030 if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and the subsidiaries of the VIE located in the PRC. As of December 31, 2020 and 2021, all of the earnings distributable by our subsidiaries in China were reserved for permanent reinvestment in China, and no withholding tax has been accrued.

As of December 31, 2020 and 2021, the Group did not have significant unrecognized tax benefit, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.Income Taxes (Continued)

PRC (Continued)

For the years ended December 31, 2019, 2020 and 2021, no interest expense was accrued in relation to the unrecognized tax benefit. As of December 31, 2020 and 2021 there were no accumulated interest expenses recorded in unrecognized tax benefit.

As of December 31, 2021, the tax years ended December 31, 2016 through period ended as of the reporting dates for the WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

18.Related Party Transactions

(a)	Related parties

Names of related parties	Relationship with the Group
Tencent and its affiliates (“Tencent Group”)	A shareholder of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
Shanghai Fufeitong Information Service Co., Ltd. (“Shanghai Fufeitong”)	Company controlled by one of the executive officers of the Company

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Services received from:
Tencent Group	2,298,074	10,541,479	8,416,635	1,320,755
Shanghai Fufeitong	—	45,364	211,414	33,175

In 2021, the Group purchased a batch of computer equipment from Tencent Group with a total amount of RMB1,833,495 (US$287,715).

(c)	The Group had the following significant related party balances as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties:
Current:
Tencent Group*	3,177,536	2,803,265	439,893
Ningbo Hexin Equity Investment Partnership **	697,632	697,632	109,474
Shanghai Fufeitong	364,517	748,875	117,515
Amounts due to related parties:
Current:
Tencent Group	3,370,928	1,916,482	300,738
Shanghai Fufeitong	14,935	46,525	7,301

*The balance primarily represents receivables due from the online payment platform operated by Tencent Group.

**The balance represents loans to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the following periods:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/ income	(6,967,603)	(7,179,742)	7,768,670	1,219,074
Net (loss)/ income attributable to ordinary shareholders	(6,967,603)	(7,179,742)	7,768,670	1,219,074

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic	4,627,278	4,768,343	5,012,651	5,012,651
Adjustments for dilutive RSUs and share options	—	—	701,113	701,113
Weighted-average number of ordinary shares outstanding – diluted	4,627,278	4,768,343	5,713,764	5,713,764

(Loss)/ earnings per share – basic	(1.51)	(1.51)	1.55	0.24
(Loss)/ earnings per share –diluted	(1.51)	(1.51)	1.36	0.21

During the years ended December 31, 2020 and 2021, the Company issued 12,050,000 and 40,000,000 ordinary shares to its share depositary bank, respectively. No consideration was received by the Company for the issuance. As of December 31, 2021, 29,914,080 out of the total 52,650,000 ordinary shares were used to settle share-based compensation. The remaining 22,735,920 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings/(loss) per share.

The Group did not include certain share options, restricted shares and the effect of convertible bonds in the computation of diluted loss per share for the years ended December 31, 2019 and 2020 because those share options, restricted shares and convertible bonds were anti-dilutive. The Group did not include the effect of convertible bonds in the computation of diluted earnings per share for the year ended December 31, 2021 because those convertible bonds were anti-dilutive.

20.Restricted Net Assets

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2019, 2020 and 2021, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.Restricted Net Assets (Continued)

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB23,306,392 (US$3,657,281).

21.Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries.The total expenses the Group incurred for the plan were RMB334,434, RMB277,429 and RMB829,440 (US$130,157) for the years ended December 31, 2019, 2020 and 2021, respectively.

22.Commitments and Contingencies

(a)Operating lease commitments

The Company leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 8.

(b)Investment commitments

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. As of December 31, 2021, the total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB140,000 (US$21,969).

(c)Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. Between August and December 2018, several putative shareholder class action lawsuits were filed against the Group and certain of its officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. In March 2020, the court granted the Group’s motion to dismiss the claims in the consolidated action in the SDNY, following which the plaintiffs filed an appeal in April 2020. The judgement of the U.S. District Court for SDNY was affirmed by the United States Court of Appeals for the Second Circuit in August 2021. In February 2021, the Superior Court of the State of California dismissed all claims against the Group for lack of personal jurisdiction. As of December 31, 2021, the Group did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	6,566	2,269	356
Short-term investments	5,840,247	—	—
Others	359	390	61
Total current assets	5,847,172	2,659	417
Non-current assets
Intangible asset	1,276,751	674,057	105,774
Investments in subsidiaries, the VIE and subsidiaries of the VIE	67,814,679	86,252,341	13,534,875
Total non-current assets	69,091,430	86,926,398	13,640,649
Total assets	74,938,602	86,929,057	13,641,066

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses and other liabilities	327,004	24,607	3,861
Total current liabilities	327,004	24,607	3,861

Convertible bonds	14,432,792	11,788,907	1,849,937
Other non-current liabilities	2,918	996	156
Total non-current liabilities	14,435,710	11,789,903	1,850,093
Total liabilities	14,762,714	11,814,510	1,853,954

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized; 3,545,065,888 and 5,057,542,676 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	115	161	25
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 shares authorized; 1,409,744,080 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	44	—	—
Additional paid-in capital	86,698,660	95,340,819	14,961,055
Accumulated other comprehensive loss	(1,047,728)	(2,519,900)	(395,427)
Accumulated deficits	(25,475,203)	(17,706,533)	(2,778,541)
Total shareholders’ equity	60,175,888	75,114,547	11,787,112
Total liabilities and shareholders’ equity	74,938,602	86,929,057	13,641,066

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.Condensed Financial Information of the Company (Continued)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Costs of revenues	(619,733)	(623,524)	(580,506)	(91,094)

Sales and marketing expenses	(47,746)	(36,940)	(27,839)	(4,369)
General and administrative expenses	(3,245)	(6,746)	(40,826)	(6,406)
Total operating expenses	(50,991)	(43,686)	(68,665)	(10,775)
Operating loss	(670,724)	(667,210)	(649,171)	(101,869)

Interest income	318,166	126,502	32,452	5,092
Interest expense	(144,132)	(695,794)	(1,221,846)	(191,734)
Other (loss)/gain	(31)	53,244	27,497	4,315
Share of results from subsidiaries, the VIE and subsidiaries of the VIE	(6,470,882)	(5,996,484)	9,579,738	1,503,270
(Loss)/ profit before income tax	(6,967,603)	(7,179,742)	7,768,670	1,219,074
Income tax expenses	—	—	—	—
Net (loss)/ income	(6,967,603)	(7,179,742)	7,768,670	1,219,074

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation difference, net of tax of nil	412,447	(2,495,958)	(1,472,172)	(231,016)
Comprehensive (loss)/ income	(6,555,156)	(9,675,700)	6,296,498	988,058

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash generated from operating activities	259,409	735,231	82,074	12,879
Cash flows from investing activities:
Proceeds from sales of short-term investments	6,049,590	6,034,863	5,764,134	904,518
Cash given to purchase of short-term investments	(5,998,024)	(6,250,248)	—	—
Cash given to subsidiaries, the VIE and subsidiaries of the VIE, net	(20,293,132)	(52,051,474)	(5,855,304)	(918,825)
Net cash used in investing activities	(20,241,566)	(52,266,859)	(91,170)	(14,307)
Cash flows from financing activities:
Proceeds from the private placements	—	11,063,339	—	—
Net proceeds from the follow-on offerings	7,993,828	26,805,438	—	—
Net proceeds from the issuance of convertible bonds	6,966,757	13,024,199	—	—
Others	—	(6)	318	50
Net cash generated from financing activities	14,960,585	50,892,970	318	50
Exchange rate effect on cash, cash equivalents and restricted cash	141,540	(16,490)	4,481	704
Net decrease in cash, cash equivalents and restricted cash	(4,880,032)	(655,148)	(4,297)	(674)
Cash, cash equivalents and restricted cash at beginning of year	5,541,746	661,714	6,566	1,030
Cash, cash equivalents and restricted cash at end of year	661,714	6,566	2,269	356

PINDUODUO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.Condensed Financial Information of the Company (Continued)

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

The parent company records its investment in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries, the VIE and subsidiaries of the VIE” or “Loss in excess of investments in subsidiaries, the VIE and subsidiaries of the VIE” and their respective loss as “Share of loss in subsidiaries, the VIE and subsidiaries of the VIE” on the condensed statements of comprehensive income/(loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIE subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net income/(loss) not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.