Form 20-F
period 2022-12-31
PDD Holdings Inc.
filed 2023-04-26
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-38591

PDD Holdings Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

First Floor, 25 St Stephen’s Green
Dublin 2, D02 XF99
Ireland

(Address of principal executive offices)

Jianchong Zhu

Tel: +353-1-5397938

Email: investor@pddholdings.com

First Floor, 25 St Stephen’s Green

Dublin 2, D02 XF99

Ireland

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,278,348,396 Class A ordinary shares, par value US$0.000005 per share, and no Class B ordinary shares were outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our platforms in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“our platforms” are to the Pinduoduo platform and the Temu platform;
●	“PDD Holdings,” “we,” “us,” “our company,” “the Company,” and “our” are to PDD Holdings Inc. (formerly known as Pinduoduo Inc.), our Cayman Islands holding company, its direct and indirect subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE (as defined below);
●	“Pinduoduo” or “Pinduoduo platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Pinduoduo mobile app and through social networks and access points;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.000005 per share;
●	“Temu” or “Temu platform” are to our Temu mobile app and website and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Temu mobile app and website;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP.

Our reporting currency is Renminbi because substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our growth strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in the e-commerce industry in the countries or regions where we have operations;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with buyers and merchants;
●	competition in our industry; and
●	relevant government policies and regulations relating to us, and their future development.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

Our Company

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. We aim to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from increased productivity and new opportunities.

Our Pinduoduo platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. The platform pioneered an innovative “team purchase” model. Buyers are encouraged to share product information on social networks, and invite their friends, family and social contacts to form shopping teams to enjoy the more attractive prices available under the “team purchase” option. Pinduoduo’s buyer base helps attract merchants to the platform, while the scale of the platform’s sales volume encourages merchants to offer more competitive prices and customized products and services to buyers, thus forming a virtuous cycle.

We have always seen business opportunities in agriculture, and we seize these opportunities by leveraging the Pinduoduo platform to promote digital inclusion of smallholder farmers. The ability to aggregate demand and generate large volumes of orders helps create economies of scale for farmer merchants. Farmers can sell directly to consumers through the platform and become less dependent on wholesale distributors. Dedicated training programs are offered to enable farmers to become better business operators. We collaborate with reputable agricultural institutions to invest in technology and fund research with the objective of improving food production, quality control, food safety and sustainability, so that a greater volume of better, fresher and safer agricultural products can go directly from farm to table.

We launched a new initiative, Temu, in September 2022 in Boston, Massachusetts, the United States. Temu is a global online platform dedicated to providing affordable, quality products to consumers. Due to its short operating history and the early stage of development, Temu did not have a material impact on our financial results in 2022.

Our Holding Company Structure and Contractual Arrangements with the VIE

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE and its principal subsidiary, as of the date of this annual report:

PDD Holdings Inc.
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
Shanghai Yucan Information Technology Co., Ltd.
Hangzhou Aimi Network Technology Co., Ltd.(1) ("Hangzhou Aimi")
100%
Shanghai Xunmeng Information Technology Co., Ltd. ("Shanghai Xunmeng")
Equity interest
Contractual arrangements

Note:

(1)

Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi Network Technology Co., Ltd., or Hangzhou Weimi, pursuant to which the Company has control over and is the primary beneficiary of Hangzhou Aimi.

Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries.

The VIE structure allows foreign investors to have exposure to China-based operating companies that are subject to restrictions on direct foreign investment under Chinese law. In particular, PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as internet content-related services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among Hangzhou Weimi (one of our PRC subsidiaries), the VIE and its shareholders to direct the business operations of the VIE and its subsidiaries. The VIE was established in April 2015 and holds the value-added telecommunication business operation license, or the VATS License, covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. Shanghai Xunmeng was established in January 2014 and holds the VATS License covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services.

The VIE structure consists of a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, that have been entered into by and among Hangzhou Weimi, the VIE, the VIE’s shareholders and, as applicable, their spouses. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and we have consolidated their financial results in our consolidated financial statements. Revenues contributed by the VIE and its subsidiaries accounted for 65.1%, 59.3% and 56.2% of our total revenues for 2020, 2021 and 2022, respectively. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the use of these contractual arrangements involves unique risks to investors. The contractual arrangements do not, and may never, provide holders of our ADSs with direct or indirect equity ownership in the VIE and its subsidiaries. Although the contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE, any control that we have over, as well as any economic benefits that we may derive from, the VIE depends on the enforceability of the contractual arrangements that we have entered into with the VIE and its shareholders. Although King & Wood Mallesons, our PRC legal counsel, has advised us that these contractual arrangements are legal, valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations, they have also advised us that there are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with the VIE. As of the date of this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In addition to the uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with the VIE, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with the VIE is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate, derive economic interests from, or direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause our ADSs to decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.”

Our Operations in China are subject to PRC Laws and Regulations

The operations of the businesses that we own and operate in China, and particularly those of the Pinduoduo platform, are subject to PRC laws and regulations. The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. For example, our operations in China are subject to regulatory approvals and permit requirements, oversight on cybersecurity and data privacy, and anti-monopoly and anti-unfair competition laws, with respect to which the applicable laws and regulations have evolved substantially in recent years. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report.

As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations in China, including, among others, VATS Licenses. New laws and regulations may be adopted from time to time, which may require us to obtain additional licenses and permits for our operations and services. If, in the future, we offer new functions and services in China, we may be required to obtain additional licenses, permits, filings or approvals for such functions or services. If we fail to obtain such additional licenses, permits, filings or approvals, our business and results of operations, as well as the value of our ADSs, may be materially and adversely affected. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

The PRC governmental authorities have recently promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Pursuant to the M&A Rules effective as of the date of this annual report, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the China Securities Regulatory Commission, or the CSRC, before it can list its securities on an overseas stock exchange. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that none of us, our PRC subsidiaries, the VIE or its subsidiaries is required under the M&A Rules to obtain any permission from the CSRC for our previous offshore offerings because (a) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises through direct investment, rather than by the acquisition, through merger or otherwise, of the equity interests or assets of a PRC domestic company owned by PRC entities or individuals that are the Company’s beneficial owners, and (b) the Company does not constitute a “special purpose vehicle,” to whom the relevant provisions of the M&A Rules would apply.

The Data Security Law, the Regulations on the Protection of Critical Information Infrastructure, and the Cybersecurity Review Measures promulgated by PRC authorities (collectively, the “Cybersecurity Laws”) impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Nor have we received any request from the Cyberspace Administration of China, or the CAC, to undergo a cybersecurity review pursuant to the Cybersecurity Laws. Moreover, none of us, our PRC subsidiaries, the VIE or its subsidiaries has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors.

However, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder or to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

In February 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy in China. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. The heightened regulatory scrutiny of business operators under the Anti-monopoly Law may increase our compliance costs and subject us to heightened risks and challenges that may materially and adversely affect our business, results of operations and financial results. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. In the event that PRC regulations become applicable to companies in Hong Kong, the legal and operational risks associated with operating in China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry,” may also apply to our operations in Hong Kong. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
●	If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.
●	Any harm to our brands or reputation may materially and adversely affect our business and results of operations.
●	Merchants on our platforms deliver their products to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.
●	We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.
●	If we fail to maintain and expand our relationships with merchants, our revenues and results of operations will be harmed.
●	We have incurred net losses in the past, and we may not be able to maintain profitability in the future.
●	We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

●	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries. In addition to the uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of these contractual arrangements, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with the VIE and its shareholders is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate, derive economic interests from, or direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause our ADSs to decline in value or become worthless.
●	The rights and functions of the PDD Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the PDD Partnership may conflict with your interests.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to our Multi-jurisdictional Operations

We are also subject to risks and uncertainties associated with having a business presence in multiple jurisdictions, including the PRC and the United States. These risks and uncertainties include, but are not limited to, the following:

●	Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.
●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing risks and uncertainties to their interpretation and enforcement. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

●	The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”
●	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries, the VIE and its subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows through Our Organization

PDD Holdings Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, the VIE and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, PDD Holdings Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to our offshore holding company. In addition, our PRC subsidiaries are permitted to pay dividends to our offshore holding company only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries, the VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB10,789.1 million, RMB23,306.4 million and RMB57,000.1 million (US$8,264.2 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries, the VIE and its subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries, the VIE and its subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, PDD Holdings Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, (i) PDD Holdings Inc. provided loans to our subsidiaries in an aggregate principal amount of RMB54,469.7 million, RMB15,520.1 million and RMB21,991.6 million (US$3,188.5 million), respectively, (ii) our subsidiaries repaid loans to PDD Holdings Inc. in an aggregate principal amount of RMB2,418.2 million, RMB9,664.8 million and RMB22,057.3 million (US$3,198.0 million), respectively, (iii) the VIE and its subsidiaries provided loans to our subsidiaries in an aggregate principal amount of RMB21,545.3 million, RMB47,711.8 million and RMB5,443.7 million (US$789.3 million), respectively, (iv) our subsidiaries repaid loans to the VIE and its subsidiaries in an aggregate principal amount of RMB14,760.6 million, RMB29,999.3 and RMB16.0 million (US$2.3 million), respectively, (v) our subsidiaries provided loans to the VIE and its subsidiaries in an aggregate principal amount of RMB12,204.2 million, RMB7,729.5 million and RMB62,753.7 million (US$9,098.4 million), respectively, and (vi) the VIE and its subsidiaries repaid loans to our subsidiaries in an aggregate principal amount of RMB5,291.6 million, RMB7,300.0 million and RMB46,043.4 million (US$6,675.6 million), respectively.

As of the date of this annual report, we do not have any cash management policies that dictate how funds are transferred among PDD Holdings Inc., our subsidiaries, the VIE and its subsidiaries and investors.

PDD Holdings Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of financial position and results for (i) PDD Holdings Inc., (ii) Hangzhou Weimi, a PRC subsidiary of the Company that has entered into contractual arrangements with the VIE, the VIE’s shareholders and, as applicable, their spouses, (iii) the VIE and its subsidiaries, and (iv) the Company’s subsidiaries other than Hangzhou Weimi as of the dates or for the periods presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	837,973	103,631,702	66,770,734	(40,682,820)	130,557,589
Total costs and operating expenses	(660,216)	(803,066)	(68,152,664)	(71,222,542)	40,682,820	(100,155,668)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	32,238,254	—	—	—	(32,238,254)	—
Net income/(loss)	31,538,062	47,567	33,595,051	(1,404,364)	(32,238,254)	31,538,062

	For the Year Ended December 31, 2021
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	2,288,608	77,877,339	50,467,506	(36,683,514)	93,949,939
Total costs and operating expenses	(649,171)	(2,273,922)	(62,977,072)	(57,836,526)	36,683,514	(87,053,177)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	9,579,738	—	—	—	(9,579,738)	—
Net income/(loss)	7,768,670	43,461	15,169,180	(5,632,903)	(9,579,738)	7,768,670

	For the Year Ended December 31, 2020
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	1,101,213	51,351,861	21,614,790	(14,575,999)	59,491,865
Total costs and operating expenses	(667,210)	(1,332,403)	(50,118,546)	(31,330,030)	14,575,999	(68,872,190)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	(5,996,484)	—	—	—	5,996,484	—
Net (loss)/income	(7,179,742)	(229,006)	2,552,665	(8,320,143)	5,996,484	(7,179,742)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	61,553	73	2,725,249	31,539,317	—	34,326,192
Restricted cash	—	—	57,955,328	18,897	—	57,974,225
Short-term investments	—	—	45,273,907	69,838,647	—	115,112,554
Amounts due from Group companies(1)	—	1,097,624	34,810,132	24,602,577	(60,510,333)	—
Others	443	3,450	7,812,912	1,388,100	—	9,204,905
Total current assets	61,996	1,101,147	148,577,528	127,387,538	(60,510,333)	216,617,876
Non-current assets:
Other non-current assets	—	5,005	10,444,964	6,412,148	—	16,862,117
Investments in subsidiaries, the VIE and its subsidiaries(2)	133,085,591	2,000	—	1,725,183	(134,812,774)	—
Others	109,847	76,235	1,415,413	2,038,465	—	3,639,960
Total non-current assets	133,195,438	83,240	11,860,377	10,175,796	(134,812,774)	20,502,077
Total assets	133,257,434	1,184,387	160,437,905	137,563,334	(195,323,107)	237,119,953
Current liabilities:
Payable to merchants	—	—	62,006,946	1,309,749	—	63,316,695
Merchant deposits	—	—	14,681,913	376,316	—	15,058,229
Amounts due to Group companies(1)	—	1,124,895	22,452,033	125,803,100	(149,380,028)	—
Convertible bonds, current portion	13,885,751	—	—	—	—	13,885,751
Others	25,017	194,971	15,014,803	9,394,014	—	24,628,805
Total current liabilities	13,910,768	1,319,866	114,155,695	136,883,179	(149,380,028)	116,889,480
Non-current liabilities
Convertible bonds	1,575,755	—	—	—	—	1,575,755
Others	—	62,630	290,412	530,765	—	883,807
Total non-current liabilities	1,575,755	62,630	290,412	530,765	—	2,459,562
Total liabilities	15,486,523	1,382,496	114,446,107	137,413,944	(149,380,028)	119,349,042

	As of December 31, 2021
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	2,269	1,033	2,430,440	3,992,973	—	6,426,715
Restricted cash	—	—	59,402,079	215,177	—	59,617,256
Short-term investments	—	—	12,306,340	74,210,278	—	86,516,618
Amounts due from Group companies(1)	—	1,239,992	40,425,872	29,829,301	(71,495,165)	—
Others	390	9,393	6,198,116	2,140,680	—	8,348,579
Total current assets	2,659	1,250,418	120,762,847	110,388,409	(71,495,165)	160,909,168
Non-current assets:
Other non-current assets	—	—	5,300,938	11,125,028	—	16,425,966
Investments in subsidiaries, the VIE and its subsidiaries(2)	86,252,341	2,000	—	1,579,309	(87,833,650)	—
Others	674,057	9,690	2,581,092	609,745	—	3,874,584
Total non-current assets	86,926,398	11,690	7,882,030	13,314,082	(87,833,650)	20,300,550
Total assets	86,929,057	1,262,108	128,644,877	123,702,491	(159,328,815)	181,209,718
Current liabilities:
Payable to merchants	—	—	61,947,517	562,197	—	62,509,714
Merchant deposits	—	—	13,360,409	217,143	—	13,577,552
Amounts due to Group companies(1)	—	1,315,756	27,978,153	123,501,613	(152,795,522)	—
Others	24,607	191,953	12,619,600	4,806,288	—	17,642,448
Total current liabilities	24,607	1,507,709	115,905,679	129,087,241	(152,795,522)	93,729,714
Non-current liabilities
Convertible bonds	11,788,907	—	—	—	—	11,788,907
Others	996	75	324,285	251,194	—	576,550
Total non-current liabilities	11,789,903	75	324,285	251,194	—	12,365,457
Total liabilities	11,814,510	1,507,784	116,229,964	129,338,435	(152,795,522)	106,095,171

	As of December 31, 2020
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	6,566	9,168	3,593,192	18,812,263	—	22,421,189
Restricted cash	—	45,000	52,148,852	228,595	—	52,422,447
Short-term investments	5,840,247	—	7,026,442	51,684,405	—	64,551,094
Amounts due from Group companies(1)	—	999,964	9,932,418	14,699,309	(25,631,691)	—
Others	359	38,340	8,788,524	1,301,925	—	10,129,148
Total current assets	5,847,172	1,092,472	81,489,428	86,726,497	(25,631,691)	149,523,878
Non-current assets:
Other non-current assets	—	5,005	4,380,476	2,889,824	—	7,275,305
Investments in subsidiaries, the VIE and its subsidiaries(2)	67,814,679	2,000	—	1,616,265	(69,432,944)
Others	1,276,751	23,967	654,790	153,923	—	2,109,431
Total non-current assets	69,091,430	30,972	5,035,266	4,660,012	(69,432,944)	9,384,736
Total assets	74,938,602	1,123,444	86,524,694	91,386,509	(95,064,635)	158,908,614
Current liabilities:
Payable to merchants	—	—	53,417,259	416,722	—	53,833,981
Merchant deposits	—	—	10,926,319	—	—	10,926,319
Amounts due to Group companies(1)	—	1,068,463	9,759,506	92,224,226	(103,052,195)	—
Others	327,004	334,083	14,809,044	3,651,646	—	19,121,777
Total current liabilities	327,004	1,402,546	88,912,128	96,292,594	(103,052,195)	83,882,077
Non-current liabilities
Convertible bonds	14,432,792	—	—	—	—	14,432,792
Others	2,918	10,034	366,834	38,071	—	417,857
Total non-current liabilities	14,435,710	10,034	366,834	38,071	—	14,850,649
Total liabilities	14,762,714	1,412,580	89,278,962	96,330,665	(103,052,195)	98,732,726

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
				Other
	PDD Holdings Inc.			Subsidiaries
	(Primary beneficiary		VIE and Its	of PDD		Consolidated
	of the VIE)	Hangzhou Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	( RMB in thousands)
Net cash (used in)/generated from operating activities(3)	(24,202)	25,830	25,650,939	22,855,293	—	48,507,860
Net cash generated from/(used in) investing activities	65,707	(93,576)	(43,513,150)	(1,053,261)	22,232,610	(22,361,670)
Net cash generated from financing activities	10,079	66,786	16,710,269	5,455,555	(22,232,610)	10,079

	For the Year Ended December 31, 2021
	PDD Holdings Inc.			Other Subsidiaries
	(Primary beneficiary		VIE and Its	of PDD		Consolidated
	of the VIE)	Hangzhou Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	82,074	(150,891)	34,365,025	(5,513,197)	—	28,783,011
Net cash used in investing activities	(91,170)	(270,312)	(26,828,581)	(33,008,291)	24,635,989	(35,562,365)
Net cash generated from/(used in) financing activities	318	368,069	(1,445,969)	23,838,417	(24,635,989)	(1,875,154)

	For the Year Ended December 31, 2020
	PDD Holdings Inc.			Other Subsidiaries
	(Primary beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	735,231	(452,435)	29,379,799	(1,465,968)	—	28,196,627
Net cash used in investing activities	(52,266,859)	(224,486)	(11,802,074)	(40,595,102)	66,530,620	(38,357,901)
Net cash generated from financing activities	50,892,970	678,729	7,818,632	58,939,285	(66,530,620)	51,798,996

Notes:

* Represents Hangzhou Weimi, a PRC subsidiary of the Company that has entered into contractual arrangements with the VIE, the VIE’s shareholders and, as applicable, their spouses. These contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE and its subsidiaries. For more information, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

** Represents all of the Company’s subsidiaries other than Hangzhou Weimi.

(1)	Represents the elimination of the intercompany balances among PDD Holdings Inc., Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.

(2)	Represents the elimination of the investments in Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.

(3)	For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIE and its subsidiaries to Hangzhou Weimi, primarily for service fees, was RMB935.1 million, RMB2,714.2 million and RMB963.9 million (US$139.8 million), respectively.

A.           [Reserved]

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find the principal risks we face, organized under relevant headings. In the event that PRC regulations become applicable to companies in Hong Kong, the legal and operational risks associated with operating in China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry,” may also apply to our operations in Hong Kong.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

The businesses that we own and operate have a limited operating history. The Pinduoduo platform commenced its commercial operations in 2015. The Temu platform commenced its commercial operations in 2022. Our revenues grew from RMB93,949.9 million in 2021 to RMB130,557.6 million (US$18,929.1 million) in 2022. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, our online marketing services, from which we have generated most of our revenues since 2017, may not grow as quickly as we have anticipated. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. For example, Duo Duo Grocery, a next-day grocery pick-up service that we started in August 2020 as an extension of the Pinduoduo platform, and the Temu platform, a global e-commerce marketplace that we launched in September 2022, may each require financial, personnel and other resources commitment over time and may not attract or retain enough users or otherwise perform in accordance with our expectations.

Furthermore, we may have difficulty in anticipating buyer demand and preferences, and the products offered on our platforms may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new buyers or retain existing buyers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platforms. The internet and e-commerce markets are characterized by rapid technological evolution, changes in buyer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

Any harm to our brands or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands, including Pinduoduo and Temu, among our buyers, merchants and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our business and competitiveness.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands. These factors include our ability to:

●	provide a superior shopping experience to buyers;
●	maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;
●	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;
●	maintain or improve buyers’ satisfaction with our after-sale services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on our consumer experience or merchant service, internet and data security, product quality, price or authenticity, performance measures, or other issues affecting us or other e-commerce businesses in the countries or regions where we have operations.

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platforms or that we or merchants on our platforms do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brands, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. In particular, we have been and may continue to be subject to negative publicity based on claims and allegations related to intellectual property. For example, the Office of the U.S. Trade Representative, or USTR, has identified the Pinduoduo platform as a “notorious market” in its Special 301 Reports since 2019. The USTR may continue to identify the Pinduoduo platform as a notorious market in the future. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platforms, products and services, it may be difficult to maintain and grow our buyer base, and our business and growth prospects may be materially and adversely affected.

Merchants on our platforms deliver their products to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.

Merchants on our platforms fulfil and deliver their orders through third-party logistics service providers, warehouse operators and/or pick-up point operators. Interruptions to or failures in services provided by these third parties could affect timely and successful delivery of the ordered products to our buyers. As we do not directly control or manage the operations of these third parties, we may not be able to guarantee their performance. Any failure to provide satisfactory services to our buyers, such as delays in delivery, product damage or product loss during transit, shutdown or termination of pick-up points may damage our reputation and cause us to lose buyers, and may ultimately adversely affect our results of operations. In addition, certain of these third parties may be influenced by our competitors when providing services to us. For example, if third-party logistics service providers raise the shipping rates for delivering products of merchants on our platforms, our merchants may not be willing to bear the increased costs or be able to offer competitive prices for products on our platforms. As a result, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If these third parties fail to deliver products to our buyers on time or in good condition, our buyers may refuse to accept merchandise purchased on our platforms and have less confidence in our platforms. In such event, we cannot assure you that our merchants or we will be able to find alternative cost-efficient service providers or operators to offer satisfactory services or pick-up points in a timely manner, or at all, which could cause our business and reputation to suffer or cause merchants and buyers to move to other platforms and have negative impact on our financial conditions.

Most merchants on our platforms use e-waybill systems to arrange and track shipments. While we launched our e-waybill system during the first quarter of 2019, merchants on our platforms are allowed to choose different e-waybill systems developed and operated by third-party service providers. Any disruptions or malfunctions of e-waybill systems used by our merchants could prevent the timely or proper delivery of products to consumers, which would damage our reputation, harm our business, diminish the value of our brand name.

We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.

The e-commerce industry is intensely competitive. We compete to attract, engage and retain buyers, merchants, and other participants on our platforms. Our current or potential competitors include (i) major e-commerce operators, (ii) major traditional and brick-and-mortar retailers, (iii) retail companies focused on specific product categories and (iv) major internet companies that do not operate e-commerce businesses now but may enter the e-commerce business area or are in the process of initiating their e-commerce businesses. These current or future competitors may have longer operating histories, greater brand recognition, better supplier or merchant relationships, stronger infrastructure, larger buyer bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from merchants, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to develop their IT systems and technology. Some of these competitors may also offer “team purchase” on their platforms or offer innovative purchase models that may turn out to be highly popular among buyers, and buyers may prefer them over our business model. In addition, new and enhanced technologies may increase the competition in the market we operate in. Increased competition may reduce our profitability, market share, user base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we fail to maintain and expand our relationships with merchants, our revenues and results of operations will be harmed.

We rely on our merchants to offer merchandise that appeal to our existing and potential buyers at attractive prices. Our ability to provide popular products on our platforms at attractive prices depends on our ability to develop mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure our user experience. However, we may experience merchant attrition in the ordinary course of business resulting from several factors, such as losses to competitors, perception that marketing on our platforms is ineffective, reduction in merchants’ marketing budgets, and closures or bankruptcies of merchants. In addition, we may have disputes with merchants with respect to their compliance with our quality control policies and measures and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to be dissatisfied with our platforms. Their complaints may in turn result in negative impact on our public image and reputation. If we experience significant merchant attrition, or if we are unable to attract new merchants, our revenues and results of operations may be materially and adversely affected. In addition, our agreements with merchants also typically do not restrict them from establishing or maintaining business relationships with our competitors. We cannot assure you that merchants will continue to offer merchandise on our platforms if they are pressured to use only one platform to market their products.

Any change, disruption, discontinuity in the features and functions of major social networks could severely limit our ability to continue growing our buyer base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new buyers and expand our buyer base. Acquiring and retaining buyers on our platforms is important to the growth and profitability of our business. We leverage social networks as a tool for buyer acquisition and engagement. Although buyers can access our platforms and make purchases directly through our platforms, we leverage social networks to enable buyers to share product information and their purchase experiences with their friends, family and other social contacts to generate effective and organic traffic and active interactions among buyers. A portion of our buyer traffic comes from these recommendations or product introductions that buyers share through social networks. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platforms and through social networks. Therefore, during our daily operations, we focus more on the gross merchandise value on our platforms as a whole and the seamless user experience across different access points, and believe that the final purchase destination cannot be used to reflect the significance of social networks and our platforms to our business operations.

To the extent that we fail to effectively leverage such social networks, our ability to attract or retain buyers may be severely harmed. If any of these social networks makes changes to its functions or support, such as charging fees for functions or support that are currently provided for free, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our buyer base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on app stores to disseminate our mobile apps.

Consumers primarily access our services through the Pinduoduo and Temu mobile apps. Our mobile apps are offered via app stores operated by third parties, such as Apple’s App Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile apps. In the past, our mobile apps were taken down from certain third-party app stores for a short period of time. We cannot assure you that we will not experience such incident of similar nature in the future. The occurrence of the similar incident may adversely affect our brands and reputation, business, financial condition and results of operations.

Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our IT systems and deliver consistent services to our buyers and merchants.

The proper functioning of our IT systems is essential to our businesses. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain buyers and our ability to maintain and deliver consistent services to our buyers and merchants. However, our technology infrastructure may fail to keep pace with the growth of our business, particularly with respect to our new product and service offerings. Our buyers may experience delays as we seek to source additional capacity. If our buyers are dissatisfied with their experience on our platforms as a result of such delays, our results of operations as well as our reputation could be adversely affected.

Additionally, we must continue to upgrade and improve our technology infrastructure to support the growth of our business. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our buyer database and buyer profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and buyers may experience service outages and delays in accessing and using our platforms to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platforms at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platforms or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platforms. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any such occurrence could cause disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

We have incurred net losses in the past, and we may not be able to maintain profitability in the future.

We incurred net losses from our inception until 2020, before recording a net income of RMB7,768.7 million in 2021 and a net income of RMB31,538.1 million (US$4,572.6 million) in 2022. We cannot assure you that we will be able to maintain profitability in the future. In particular, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to maintain profitability.

In addition to managing the foregoing costs and expenses, our ability to maintain profitability depends on our ability to, among other things, attract and retain buyers and increase buyer activities, establish and maintain relationships with merchants, provide valuable online marketplace services and broaden service offerings, and optimize our cost structure. We may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 21.3% from RMB44,801.7 million in 2021 to RMB54,343.7 million (US$7,879.1 million) in 2022, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. Similarly, our research and development expenses increased by 15.5% from RMB8,992.6 million in 2021 to RMB10,384.7 million (US$1,505.6 million) in 2022, as we hired additional experienced research and development personnel. If we incur substantial sales and marketing expenses without being able to achieve the anticipated growth in the number of buyers and merchants on our platforms or their spending, our operating results may be materially and adversely affected. Moreover, if our investment in our research and development does not result in improvements to the quality or efficiency of our services or otherwise fails to generate returns as expected, our operating results may also be materially and adversely affected. As a result, we may experience decreasing operating margin, and may incur net losses in the future. In addition, our ability to use our net losses, to the extent we record such net losses in future periods, to offset future taxable income may be subject to certain limitations, including limitations resulting from the reorganization of our corporate structure and change of our primary operating entities. As such, we may not be able to fully utilize our net losses or at all.

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

We and our merchants are vulnerable to natural disasters, health epidemics, and other calamities. Any such occurrence could cause disruption to our and our merchants’ daily operations or the closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In recent years, there have been outbreaks of epidemics in the countries or regions where we have operations. For example, from early 2020 to the end of 2022, to contain the spread of COVID-19, the Chinese government took a number of actions, including quarantine and social distancing measures, among other things. COVID-19 also resulted in the temporary closure of corporate offices, retail stores, manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. At the end of 2022, China began to modify its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. From late December 2022 to early 2023, certain parts of China experienced a heightened number of COVID-19 cases, which resulted in temporary disruptions to business and other activities. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. In addition, our results of operations could be adversely affected to the extent that any epidemics or other catastrophic events harm the local or global economy in general.

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

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technology talents who can adapt to a dynamic, competitive and challenging business environment. For example, we may need to hire additional personnel with special sets of skills and experience for our new initiatives and businesses, such as Duo Duo Grocery and the Temu platform. Competition for talent is intense, and the availability of suitable and qualified candidates is limited. Competition for talent could cause us to offer higher compensation and other benefits to attract and retain suitable individuals. Even if we were to offer higher compensation and other benefits, these individuals may choose not to join or continue to work for us. Any failure to attract or retain management and key personnel could severely disrupt our business and growth.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We anticipate that further expansion of our businesses will be required. Expansion in general increases the complexity of our operations and places significant strains on our management, operational and financial resources, and may cause additional risks and costs in relation to compliance, such as dealing with regulatory enforcement or labor disputes. We may continue to hire, train and effectively manage new employees and contractors. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees and contractors, our business, financial condition and results of operations may be materially harmed.

In addition, we plan to further establish relationships with more merchants to increase the product offerings on our platforms. Such expansion may require us to introduce new products and work with a variety of additional merchants to address the evolving needs of our buyers. We may have limited or no experience for certain new product offerings, and our expansion into these new product offerings may not achieve broad buyer acceptance. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if buyers are not satisfied with the quality of the products or do not have satisfactory experiences in general.

To effectively execute our business strategies and manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of the relevant endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth or implement our strategies effectively, or at all, our business and prospects may be materially and adversely affected.

We have launched a number of new initiatives in recent years.  For example, we have developed an open, asset-light logistics technology platform. As the first pillar to such logistics technology platform, we launched our e-waybill system during the first quarter of 2019. Building on top of our e-waybill system, our aim is to build a platform that would provide technology solutions to our sizable and growing merchant base, and fundamentally improve their efficiencies and services to users as we deepen our relationships with them. As a result of the development of this platform, we may incur additional costs and expenses, devote more management’s attention to its operations and compliance and allocate additional resources in dealing with potential disputes relating to its operations and intellectual property rights. In August 2020, as an extension to the Pinduoduo platform, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect their orders the next day at nearby designated pickup points. In September 2022, we launched the Temu platform, a global online marketplace that connects consumers with global sellers, manufacturers and brands around the world. We cannot assure you that we will be able to manage or operate these new business initiatives successfully or effectively, including by providing the requisite services to the merchants, attracting and retaining capable employees and partners, or leasing suitable facilities on commercially acceptable terms. Failure to manage and operate Duo Duo Grocery or the Temu platform could materially and adversely affect our business, financial condition and results of operations.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under the marketplace model currently in place on our platforms, substantially all of products offered on our platforms are supplied by merchants, who are separately responsible for sourcing and coordinating delivery of the products. We have been and may continue to be subject to allegations and lawsuits claiming that products listed or sold through our platforms by us or third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including but not limited to, proactively verifying the authenticity and authorization of products sold on our platforms through working with brands and conducting offline investigations, blocking prior to product launch or immediately taking down any counterfeit or illegal products or misleading information found on our platforms, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, these measures may not always be successful or timely. For example, in January 2018, we were required by the relevant government authorities to strengthen supervision on the qualifications of the distributors of publications on our platforms and to respond effectively to claims of copyright infringement. We have taken a number of measures in accordance with such requirements including the implementation of a comprehensive system in reviewing and tracking the qualification status of the relevant merchants. In August 2018, we met with the officials from the relevant governmental authorities to discuss the alleged sale of counterfeit and infringing products on our platforms upon their request. Shortly after the meetings, we adopted a number of remediation measures including more rigorous policies of closure of stores and removal of listings with infringing products from our platforms. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. In addition, these measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account is suspended or terminated by us, regardless of our compliance with the applicable laws and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platforms or infringing or misleading content is posted on our user interface, we could face claims or be imposed penalties. Counterfeit products sold on our platforms may damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platforms. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us in the United States, we might be required to pay substantial damages or be enjoined from permitting further sale of the relevant products or activities by certain merchants. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability.

Moreover, the alleged sales of counterfeit products and third-party claims or administrative penalties related to them could result in significant negative publicity and our reputation could be severely damaged. The negative public perception resulted therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

Some of our merchants interact and exchange information with our users through our livestreaming feature. As such communication is conducted in real time, we are unable to verify the information exchanged. Therefore, it is possible that users may engage in conversations or activities with illegal, obscene or infringing content that may be deemed unlawful under the applicable laws and regulations on our platforms. In addition, certain merchants may post and sell on our platforms products that may not be sold via e-commerce platform under the applicable regulations. Failure to identify and remove such products and content from our platforms may subject us to liability and administrative penalties. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

In addition to fraudulent transactions with legitimate buyers, merchants on our platforms may engage in fictitious transactions with themselves or collaborate with third parties in order to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm buyers by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. We are also aware that certain merchants and users engage in fictitious transactions on e-commerce platforms to facilitate illegal activities such as online gambling. Fictitious transactions may result our key metrics being inflated. Although we have implemented strict measures to detect and penalize merchants who engaged in fictitious transactions on our platforms, there can be no assurance that such measures will be effective in preventing all fraudulent transactions or deter illegal activities.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. There were occasions where we found our employees accepting payments from merchants in exchange for preferential treatment on our platforms, and we reported such behavior to the relevant government authorities.

Although we implement a zero-tolerance policy towards these activities and have not been charged with any wrongdoing, there can be no assurance that our controls and policies will prevent all fictitious, fraudulent or illegal activities by merchants, users or our employees or that similar incidents will not occur in the future. Any inquiries, investigations and other governmental actions associated with and negative publicity and user sentiment resulting from similar incidents could divert significant management time and attention, severely diminish consumer confidence in us and the value of our brands, and would materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.

The products sold on our platforms may be defectively designed or manufactured, and offerings of defective products on our platforms may expose us to liabilities associated with consumer protection laws. Third parties who purchased defective products sold by us and sustained personal injury or property damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under the applicable law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. Also, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the manufacturer, provider or retailer of the products or services purchased by the consumer. In addition, if we do not take appropriate remedial actions against merchants on our platforms for their actions that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. For example, in China, if  the operator of the Pinduoduo platform fails to provide a consumer with the real name, address and contact details of the merchant that sold the defective product on the Pinduoduo platform, the operator of the Pinduoduo platform may be liable to compensate such consumer damages suffered by him or her. Moreover, applicable consumer protection laws in China provide that a platform will be held liable for failing to meet any undertaking that it made to consumers with regard to products listed on it, and the Pinduoduo platform is required to report violations of applicable consumer protection laws, regulations or administrative rules by merchants on the platform to the State Administration for Market Regulation of the PRC, or the SAMR, or its local branches, and take appropriate remedial measures, including ceasing to provide services to the relevant merchants, as a platform. The operator of the Pinduoduo platform may also be held jointly liable with merchants on the platform who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

We do not maintain product liability insurance for products transacted on our platforms, and our rights of indemnity from the merchants or suppliers on our platforms may not adequately cover us for any liability we may incur. Claims against us, even if they are eventually unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects. In addition, governments and regulatory authorities of the jurisdictions where we operate may continue to promulgate new laws and regulations governing the e-commerce industry, tighten enforcement of existing laws and regulations, and impose additional requirements and other obligations on our business including the operation of our platforms and our market promotion activities. Compliance with these laws and regulations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties. For example, in the case of the Pinduoduo platform:

●	In August 2018, the Standing Committee of the National People’s Congress of the PRC, or the NPC, promulgated the E-Commerce Law, pursuant to which we may be held responsible if fresh produce or other products sold through Duo Duo Grocery caused harm to the interests and health of consumers. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-Commerce—The E-Commerce Law” for details.
●	The E-Commerce Law requires certain e-commerce operators, including but not limited to e-commerce platform operators and merchants on these platforms, to register with the relevant local branches of the SAMR, and e-commerce platform operators should provide the identity information of the merchants on their platforms to local branches of the SAMR and procure the merchants who fail to make such registrations to comply with the registration requirements. The Measures for the Supervision and Administration of Online Transactions, promulgated by the SAMR in 2021, also require e-commerce platforms to remind individual merchants to timely register with the applicable local branches of the SAMR if those merchants have an aggregate annual online business turnover of RMB100,000 or more. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to E-Commerce—The E-Commerce Law” and “—Regulations on Online Transactions” for details. The policy of the Pinduoduo platform expressly requires all merchants on the platform to complete these registrations. The Pinduoduo platform may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and the Pinduoduo platform may be found liable under the E-Commerce Law and related regulations if it is deemed to have failed to implement the required procedures.
●	In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities that require platform operators to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants. In addition, according to the PRC Anti-unfair Competition Law and relevant laws and regulations, business operators are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. Violators of these laws and regulations may be subject to fines and other administrative penalties. For example, in March 2021, the SAMR fined five platform operators a sum of RMB6.5 million, including RMB1.5 million against the operator of the Pinduoduo platform, for unfair pricing conduct with respect to their online grocery businesses.
●	In February 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-monopoly Guidelines for the Platform Economy Sector, which prohibit business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent. If the Pinduoduo platform is found to have any non-compliance issues by relevant authorities, it may be subject to fines and other penalties.
●	In April 2021, the SAMR, together with the CAC and the State Administration of Taxation of the PRC, or SAT, held a meeting with more than 30 major platform operators, including the operator of the Pinduoduo platform. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. It is still uncertain how the requirement will be implemented and whether further legislation and administration activities will be entailed. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If the operator of the Pinduoduo platform is required to take any rectifying or remedial measures or are subject to any penalty, the reputation and business operations of the Pinduoduo platform may be materially and adversely affected.

●	In August 2022, certain amendments to the Anti-monopoly Law became effective, which generally impose stricter requirements for completing acquisitive transactions. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Anti-unfair Competition and Anti-monopoly” for details. Any failure or perceived failure by the Pinduoduo platform to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against the Pinduoduo platform or its operator, and could have an adverse effect on our business, financial condition and results of operations.

Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of consumer protection, anti-monopoly and competition laws and regulations in the countries or regions where we have operations, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

We may face challenges in expanding our product offerings.

The merchants on our platforms carry a wide range of products, including agricultural produce, apparel, shoes, bags, mother and childcare products, food and beverage, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories. Expansion of product offerings both in categories and items involve new risks and challenges. Our lack of familiarity with these products and lack of relevant buyer data relating to these products may make it more difficult for us to anticipate buyer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our merchants may experience higher return rates on new products, receive more buyer complaints about such products and face costly product liability claims as a result of selling such products, which would harm our brands and reputation as well as our financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.

As we broaden our product offerings, we will need to work with a large number of new merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new merchants. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating and financial systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. In addition, our newly launched initiatives, such as livestreaming, Duo Duo Grocery and Temu, may face risks and uncertainties and may not grow successfully.

Tencent provides services to us in connection with various aspects of our operations. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected.

We collaborate with Tencent, one of our principal shareholders and the owner of Weixin and QQ, with respect to various aspects of our business, including our Pinduoduo mini-programs within Weixin and the entry point to our Pinduoduo mini-program in Weixin Pay, which serves as one of the access points to the Pinduoduo platform, as well as services such as payment processing, advertising and cloud technology.

If the services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, including the availability of our mini-programs within Weixin and the entry point to our Pinduoduo mini-program in Weixin Pay, our business may be materially and adversely affected. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We rely on the proper operation and maintenance of our platforms and internet infrastructure and telecommunications networks in the countries or regions where we have operations. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

Currently, all of our sales of products are generated online through our platforms. Therefore, the satisfactory performance, reliability and availability of our platforms are critical to our success and our ability to attract and retain buyers. Our business depends on the performance and reliability of the internet infrastructure in the countries or regions where we have operations. The reliability and availability of our platforms depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our buyers could be adversely affected. In the case of the Pinduoduo platform, access to the internet in China is maintained through state-owned telecommunications carriers under administrative control. The Pinduoduo platform obtains access to end-user networks operated by such telecommunications carriers and internet service providers. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platforms. Service interruptions prevent buyers from accessing our platforms and placing orders, and frequent interruptions could frustrate buyers and discourage them from attempting to place orders, which could cause us to lose buyers and harm our operating results. In addition, we have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected.

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

Any strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platforms and internal systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in negative experience to buyers using our platforms, disruptions to the operations of our merchants, delay in introductions of new features or enhancements, unintended disclosure of confidential information of buyers, merchants and our platforms or compromise in our ability to provide effective customer service and enjoyable user engagement or exploitation of loopholes by dishonest buyers or merchants. They could cause damage to our reputation, loss of buyers or merchants, or direct economic loss to us.

Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large amount of data. We face risks inherent in handling and protecting them. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and securely transmitting such data over public networks;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data, including any requests from regulatory and government authorities relating to these data.

To address these challenges, we have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. Maintaining complete security on our platforms and systems for the storage and transmission of confidential or private data, such as buyers’ personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our platforms and systems.

However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect our data. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities through viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation or security breaches, from illegally obtaining the confidential or private data we hold on our platforms. Individuals or entities that illegally obtain confidential or private data may further engage in various other illegal activities using such data. The methods used by hackers and others engaging in illegal online activities are increasingly more sophisticated and constantly evolving. In addition, all online payments for products sold on our platforms are settled through third-party online payment services. We have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our buyers may choose to make payment for purchases.

Any negative publicity on our platforms’ data safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party online payment service providers that results in data being improperly used or disclosed could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Significant capital, managerial and other resources, including costs incurred to deploy additional personnel and develop network protection technologies, train employees, and engage third-party experts and consultants, may be required to ensure and enhance information security or to address the issues caused by a potential security failure.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in countries and regions where we have operations. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, or otherwise affect our business.

Regulatory authorities around the world have adopted laws and regulations or are considering legislative and regulatory proposals concerning privacy and data protection, including in the PRC, U.S. and the European Union. These laws and regulations regulate the way we collect, use, store, transfer, disclose and secure data and protect the privacy of our users. Global developments in these laws may also create additional compliance obligations for us in the jurisdictions in which we operate.

In the PRC, the regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or substantive changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the CAC, the Ministry of Public Security of the PRC, or the MPS, and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Cybersecurity and Data Security

●	PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past few years. In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, effective September 1, 2021. In July 2021, the state council of the PRC promulgated the Regulations on the Protection of Critical Information Infrastructure, effective September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, effective February 15, 2021. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations, such as cybersecurity review obligations discussed above.
●	In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security. For example, in November 2021, the CAC released a consultation draft of the Regulations on Network Data Security Management, or the Draft Network Data Security Regulations, for public comment. These regulations create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to the Draft Network Data Security Regulations, a data processor must apply for cybersecurity review if, among others, it seeks a public offering on a foreign stock exchange and processes the data of more than one million users. In addition to the foregoing cybersecurity review obligations, the Draft Network Data Security Regulations also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed overseas must conduct an annual data security assessment and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the Draft Network Data Security Regulations have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Personal Data and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, effective November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. These PRC laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the PRC regulators. The Pinduoduo platform is subject to heightened scrutiny and required to adopt stricter measures to protect and manage certain categories of data. However, some of the provisions under the Cybersecurity Review Measures and the Draft Network Data Security Regulations remain unclear on whether they are, or will be, applicable to companies that are already listed in the United States, such as us. If the Cybersecurity Review Measures and the enacted version of the Draft Network Data Security Regulations mandate that issuers like us must clear cybersecurity review or obtain other regulatory approvals for their previous issuances of securities in the United States or future offerings, it is unclear whether we would be able to complete such regulatory procedures in a timely fashion, or at all. Failure to do so may subject us to government actions, investigations, fines, penalties, suspension of our operations or removal of our apps from the relevant application stores, which could have a material and adverse effect on our business and results of operations.

In the United States, rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA introduce new requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right to request access to and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provides a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to expand existing regulations, or propose laws similar to the CCPA, which will continue to shape the data privacy environment nationally. Aspects of certain newly enacted state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. If more stringent privacy legislation arises in the United States, it could increase our potential liability and adversely affect our business, results of operations, and financial condition.

In the European Union, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to incur substantial operational costs or modify our data practices and policies. Any actual or perceived failure by us to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities.

We have taken and will continue to take reasonable measures to comply with such laws and regulations, including those set forth under “Item 4. Information on the Company—B. Business Overview—Data Security and Protection.” However, there are uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. Complying with applicable laws and regulations relating to data security and personal information protection may be costly and result in additional expenses to us, and any material failure to do so may subject us to negative publicity, harm our reputation and business operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platforms are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platforms could be materially and adversely affected.

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

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on the Pinduoduo platform.

The commercial banks and third-party online payment service providers in China that work with the Pinduoduo platform are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities to the Pinduoduo platform. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that the pattern of the Pinduoduo platform receiving settlement services from third-party online payment service providers is not in violation of the PBOC Notice because (i) the relevant commercial bank opens an internal special account to receive payment from the buyers, (ii) the Pinduoduo platform submits to the bank materials verifying the truthfulness of the relevant transactions and (iii) the bank also verifies other information if it deems necessary before it distributes the payment to merchants on the Pinduoduo platform and the Pinduoduo platform, as applicable. However, we cannot assure you that the PBOC or other governmental authorities will take the same view as ours. If required by the PBOC or new legislation, the payment service providers that work with the Pinduoduo platform will have to suspend their services or explore new models to offer their services to the Pinduoduo platform, the Pinduoduo platform may not be able to claim its ownership and exclusive control of the payments from the buyers in the bank accounts opened with the relevant commercial banks, and the Pinduoduo platform may incur additional expenses or invest considerable resources in complying with the requirements. If the PBOC or other governmental authorities deem the Pinduoduo platform’s cooperation with payment service providers to be violative of law, the Pinduoduo platform may also have to suspend or terminate its cooperation with these payment service providers or explore new models for using their services, and the income derived from the accrued interests in the relevant bank accounts may be confiscated, and the Pinduoduo platform may be subject to a fine of one to five times of such income.

We cannot assure you that we will be successful in entering and maintaining amicable relationships with commercial banks and online payment service providers that work with us. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. Moreover, we cannot guarantee that the terms we negotiated with these payment service providers, including the payment processing fee rates, will remain as favorable. If the terms with these payment service providers become less favorable to us, such as the increase of payment processing fee rate, we may have to raise the transaction services fees for certain of our merchants, which may cause us to lose merchants, or absorb the additional costs by ourselves, both of which may materially and adversely affect our business, financial condition and results of operations. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brands and reputation as well as our business operations.

We do not control Shanghai Fufeitong and the majority of its equity interests is indirectly controlled by our executive officers. If any conflict arises between us and Shanghai Fufeitong and cannot be resolved in our favor, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In April 2020, Shanghai Xunmeng, a subsidiary of the VIE, entered into a business cooperation agreement with Shanghai Fufeitong Information Service Co., Ltd., or Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As Shanghai Fufeitong is a company which Messrs. Lei Chen and Zhenwei Zheng, our executive officers, indirectly hold 50.01% of the equity interests in, the transaction constitutes our related party transaction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong” for more details of the transactions.

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

Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the relevant governmental authorities. In the case of the Pinduoduo platform, these authorities include the Ministry of Commerce of the PRC, or MOFCOM, the MIIT, the National Radio and Television Administration of the PRC, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold on the Pinduoduo platform. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and related business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. For instance, the Pinduoduo platform is required to hold a number of licenses and permits in connection with its business operations, including the ICP license and approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and may apply for certain additional licenses with the government authorities in the future to maintain compliance especially when we take on new business activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Licenses, Permits and Filings.”

As of the date of this annual report, we have not been subject to material penalties or other material disciplinary action from the relevant governmental authorities regarding conducting our business without proper approvals, licenses and permits. However, we cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. New laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations applicable to online retail and related businesses. If any governmental authority considers us operating without proper approvals, licenses, filings, registrations or permits or promulgates new laws and regulations that require additional approvals, filings, registrations or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

Applicable laws and regulations may also require e-commerce platform operators to take measures to protect consumer rights. Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. Although we endeavor to comply with the relevant laws and regulations, there is no assurance that we can timely react to the evolving requirements. If the competent governmental authorities deem that we fail to meet such requirements, we may receive warnings, be ordered to make rectifications, or subject to other administrative sanctions and/or penalties that may have a material adverse effect on our reputation, business, financial condition and results of operations.

For instance, on November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, or Notice 78. Pursuant to Notice 78, platforms that provide livestreaming must register their information and business operations. On April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which requires livestreaming platforms to adopt measures to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms. Regulatory authorities may promulgate new laws and regulations from time to time to address new issues and regulate emerging activities. There also remains uncertainties in the interpretation and implementation of existing laws and regulations applicable to business activities in livestreaming and e-commerce. We cannot assure you that we will not be found in violation of any of the laws and regulations currently in effect due to the evolving interpretation and implementation of these laws and regulations.

Our entities in China are required by PRC laws and regulations to comply with PRC labor laws and regulations, pursuant to which they must pay overtime compensation and various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that the relevant PRC entities need to make supplemental contributions, that these entities are not in compliance with labor laws and regulations, or that these entities are subject to fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.

Pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which became effective on January 1, 2019, an individual’s taxable income shall be an amount equal to such individual’s total annual income less a general deductible of RMB60,000 and various special deductibles permitted under relevant laws. Determination and calculation of such special deductibles in accordance with relevant laws may result in an increase of the operating costs and expenses of the Pinduoduo platform. However, as these laws and implementing rules were only recently promulgated and their interpretations have not been entirely settled yet, our determination and calculation of the special deductibles based on our understanding may be different from how the tax authorities or our employees in the PRC would do. These differences may result in inquiries or reassessment by the tax authorities, as well as disputes with our employees in the PRC.

We may increasingly become a target for public scrutiny and anti-competitive conducts of competitors or third parties with ill intent, including complaints to regulatory agencies, negative media coverage, and public dissemination of malicious reports or accusations about our business, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our platforms, and the high volume of transactions taking place on our platforms as well as publicity about our business create the possibility of heightened attention from the public, competitors, regulators and the media. Heightened regulatory and public concerns over consumer protection and consumer safety issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platform and the increasing scope of our overall business operations. In addition, changes in our services or policies have resulted and could result in objections by the public, our competitors, operators of traditional or new media and social networks, merchants on our platform or others. From time to time, these objections or allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

In particular, as the competition in the e-commerce industry further intensifies, we are increasingly susceptible to aggressive, anti-competitive and potentially malicious behaviors, conducts and campaigns by our competitors or third parties with ill intent. For example, untrue and unsubstantiated allegations targeting our platforms or merchants on our platforms may be posted on internet forums, social media platforms or websites by anyone on an anonymous basis. The availability of information on the Internet is virtually immediate, as is its impact. These information platforms may not necessarily filter or check the accuracy of information before allowing them to be published. We are often afforded little or no time to respond. For instance, in March 2023, a number of media channels reported cybersecurity concerns about our Pinduoduo mobile app alleged by an anonymous source. Competitors or third parties with ulterior motives could launch aggressive marketing and publicity strategies against us and place the media coverage about this incident among other innocuous or unrelated matters. We are working with stakeholders to refute the allegations while using this opportunity to review our practices. As a result of these anti-competitive conducts, or activities in the similar nature, our brand name and reputation may be materially and adversely affected, and our business operations and strategies may be disrupted or harmed. We may even be subject to governmental or regulatory scrutiny or third-party claims as a result. Meanwhile, we may be required to spend significant amount of time and incur substantial costs to react to or address these consequences. There is no assurance that we will be able to effectively fend ourselves off these anti-competitive conducts within a reasonable period of time, or at all.

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

The online marketing services provided by the Pinduoduo platform in China constitute internet advertisement under PRC law, which in turn subjects the Pinduoduo platform to PRC laws and regulations applicable to advertising.

The Pinduoduo platform generates a significant amount of our revenues from online marketing services and other related services. In July 2016, the State Administration of Industry and Commerce of the PRC, or the SAIC, which has now been merged into the SAMR, promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Advertising Business.” Under the Internet Advertising Measures, our online marketing services and other related services constitute internet advertisement.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. The Pinduoduo platform currently generate revenues primarily from online marketing services. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, the Pinduoduo platform must distinguish between merchants who purchase online marketing and related services (or the relevant listings posted by these merchants), and other merchants. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of the Pinduoduo platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, the Pinduoduo platform is required to take steps to monitor the content of advertisements displayed on the platform. Complying with PRC requirements on online advertising requires considerable resources and time, and could significantly affect the operation of the business of the Pinduoduo platform, while at the same time also exposing the Pinduoduo platform to increased liability under the relevant laws and regulations. The costs associated with complying with these laws and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on the Pinduoduo platform’s business, financial condition and results of operations. Any further change in the classification of the Pinduoduo platform’s online marketing and other related services by the PRC government may also significantly disrupt the Pinduoduo platform’s operations, and materially and adversely affect its business and prospects.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products offered by our merchants and our services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platforms or business, if any such holders exist, would not seek to enforce such patents against us in any jurisdiction. Further, the application and interpretation of patent laws and the procedures and standards for granting patents in certain countries or regions where we operate may be evolving and are uncertain, and we cannot assure you that their courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the online retail industry. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

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

Tightening of tax compliance efforts that affect merchants on the Pinduoduo platform could materially and adversely affect our business, financial condition and results of operations.

The e-commerce industry in China is still developing, and the PRC government may require e-commerce platform operators, such as the operator of the Pinduoduo platform, to assist in the collection of taxes with respect to income generated by merchants from transactions conducted on the Pinduoduo platform. Merchants operating businesses on the Pinduoduo platform may be deficient in their tax registration. PRC tax authorities may enforce registration requirements that target these merchants and may request assistance from the Pinduoduo platform in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on the Pinduoduo platform could suffer or they could decide to terminate their relationship with the Pinduoduo platform, which could in turn negatively affect us. According to the E-Commerce Law, the e-commerce platform operators shall submit the identity information and the information related to tax payment of the merchants on the platforms to the tax authorities. The Pinduoduo platform may also be requested by tax authorities to assist in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the merchants, and withholding against merchants on the Pinduoduo platform. If that occurs, the Pinduoduo platform may lose existing merchants and potential merchants might not be willing to operate their business on the Pinduoduo platform. The Pinduoduo platform may be subject to liabilities if it fails to cooperate with the relevant PRC tax authorities to assist in the enforcement as requested. Stricter tax enforcement by the PRC tax authorities may also reduce the activities by merchants on the Pinduoduo platform. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

We may not have sufficient funds to fulfill our payment obligations under the 2024 Notes and the 2025 Notes, including to repay the 2024 Notes and/or the 2025 Notes upon maturity, to settle conversions of the 2024 Notes and/or the 2025 Notes in cash, to repurchase the 2024 Notes and/or the 2025 Notes upon a tax redemption or an optional redemption thereof or, at the holders’ election, upon a fundamental change (as defined in the terms of the 2024 Notes and the 2025 Notes, respectively) or on the specified dates set forth in the terms of the 2024 Notes and/or the 2025 Notes. In September 2022, we offered to repurchase the 2024 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2024 Notes (the “Repurchase Right Offer”), and we completed the Repurchase Right Offer relating to the 2024 Notes in October 2022. US$1,000 aggregate principal amount of the 2024 Notes were validly surrendered and repurchased.

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

We do not have any business insurance coverage in China.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our operations in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements that establish part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our operations in China, and our ADSs may decline in value or become worthless.

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

PDD Holdings Inc. is a Cayman Islands holding company and our PRC subsidiaries, namely our WFOEs, are considered foreign-invested enterprises. Accordingly, our WFOEs are not eligible to provide value-added telecommunications services. As a result, we conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIE, in which PDD Holdings Inc. does not have any equity interest but with which we maintain contractual arrangements, and (iii) the subsidiaries of the VIE. In particular, we currently conduct the business activities of the Pinduoduo platform through Shanghai Xunmeng, a subsidiary of the VIE, which holds the VATS License for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services. Shanghai Xunmeng is wholly owned by the VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. We, through Hangzhou Weimi, entered into a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, with Hangzhou Aimi, its shareholders and, as applicable, their spouses, which enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and its subsidiaries for accounting purposes and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. Our PRC subsidiaries contributed 43.3% of our revenues in 2022. The VIE and its subsidiaries contributed 56.2% of our revenues in 2022. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the structures of the VIE and Hangzhou Weimi are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Weimi, the VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

King & Wood Mallesons, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, but not limited to:

●	revoking the business license and/or operating license of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations, including by blocking the VIE’s websites or apps;
●	imposing fines, confiscating the income from Hangzhou Weimi, the VIE or its subsidiaries, or imposing other requirements with which we, the VIE or its subsidiaries may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the VIE and its subsidiaries; or
●	restricting or prohibiting our use of the proceeds of offshore financing to finance our business and operations in China.

The imposition of any of the penalties listed above would result in a material and adverse effect on our ability to conduct our business in the PRC. We may not be able to repay the notes and other indebtedness.

In addition, if the PRC government authorities determine that the contractual arrangements constituting part of the VIE structure to be in violation of PRC laws and regulations, or if these PRC laws and regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of the VIE that conducts our operations in China. In particular, if the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE and its subsidiaries or our right to receive substantially all the economic benefits and residual returns from the VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements. This would have a material adverse effect on our financial condition and results of operations and the value of our ADSs.

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

The rights and functions of the PDD Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the PDD Partnership may conflict with your interests.

Under our currently effective articles of association, the PDD Partnership, upon and for so long as certain conditions are satisfied, will be entitled to nominate two executive directors (if there are no more than five directors on the board of directors) or three executive directors (if there are more than five but no more than nine directors on the board of directors) and nominate the chief executive officer candidate of our company. Such executive director candidate duly nominated by the PDD Partnership shall be approved and appointed by our board of directors and serve as an executive director of our company until expiry of his or her terms (if any), removal by the PDD Partnership, the shareholders by an ordinary resolution or vacation of office if such executive director, among other things, resigns his office by notice in writing to us or dies or is found to be or becomes of unsound mind. The chief executive officer candidate nominated by the PDD Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with the then effective articles of association of the company, the PDD Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidates nominated by the PDD Partnership consecutively, the board of directors may then nominate and appoint any person to serve as our chief executive officer in accordance with the then effective articles of association of the company. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—PDD Partnership.” This governance structure and contractual arrangements will limit your ability to influence corporate matters, including the matters determined at the board level.

In addition, the interests of the PDD Partnership may not coincide with your interests, including certain managerial decisions such as partner compensation. For example, each year, once an aggregate bonus pool is approved by the board of directors, the partnership committee of the PDD Partnership will make further determinations as to, among other things, the allocation of the current bonus pool among all partners and these allocations may not be entirely aligned with the interest of shareholders who are not partners. Because the partners may be largely comprised of members of our management team, the PDD Partnership and its executive director nominees may focus on the operational and financial results that may differ from the expectations and desires of shareholders. To the extent that the interests of the PDD Partnership differ from your interests on certain matters, you may be disadvantaged.

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

The VIE and its subsidiaries contributed 65.1%, 59.3% and 56.2% of our consolidated total revenues in 2020, 2021 and 2022, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business in the PRC. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE and its subsidiaries. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Although the shareholders of the VIE hold equity interests on record in the VIE, each such shareholder has irrevocably authorized Hangzhou Weimi to exercise his rights as a shareholder of the VIE pursuant to the terms of the relevant shareholders’ voting rights proxy agreement. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the arrangements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC differs to that of other jurisdictions, such as the United States. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE and its subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in the VIE, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which we have control over and are considered the primary beneficiary of the VIE and its subsidiaries. These shareholders of the VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure.” These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the activities of the VIE and its subsidiaries and receive economic benefits from it. For example, the shareholders may be able to cause our arrangements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option arrangements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We also rely on these shareholders to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed shareholders’ voting rights proxy agreement to appoint Hangzhou Weimi or a person designated by Hangzhou Weimi to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our ability to direct the activities of the VIE and its subsidiaries by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE and its subsidiaries or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) to the extent applicable, the spouse of each of the shareholders of the VIE has executed a spousal consent letter, under which the spouse agrees not to raise any claim against the equity interest, and to take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual arrangements shall be equally effective and binding on the heirs and successors of the parties thereto, or that the VIE shall not assign or delegate its rights and obligations under the contractual arrangements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we, the VIE or its subsidiaries owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hangzhou Weimi’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise and VATS licenses. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries and the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and the VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Our Multi-jurisdictional Operations

Our global operations expose us to a number of risks.

We began our business operations in multiple jurisdictions through the launch of the Temu platform in September 2022. As we continue to expand our global operations, we will face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We will also be subject to a variety of risks inherent in doing business on the global scale, including:

●	international geopolitical tensions and events;
●	political, social and economic instability of each jurisdiction where we operate;
●	compliance challenges due to different laws and regulatory environments, including but not limited to those related to privacy, data use, data protection, data security, data localization, network security, consumer protection, payments, advertising, and restrictions on pricing or discounts;
●	compliance challenges under different tax regimes and policies in jurisdictions where we operate;
●	risks related to the overall global legal and regulatory environment, including difficulties in understanding and ensuring compliance with multiple, conflicting and changing laws, rules and regulations by our employees, other personnel and business partners, over whom we exert limited or no control, as well as unexpected changes in laws, regulatory requirements and enforcement;
●	potential damage to our brands and reputation due to compliance with local laws, including requirements to censor content and/or requirements to provide user information to local authorities;
●	local and/or regional competition;
●	fluctuations in currency exchange rates;
●	difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple locations across the world;
●	differing levels of technology development in different countries and regions, including infrastructure and third-party payment platforms; and
●	higher costs of doing business globally, including increased accounting, travel, infrastructure and legal compliance costs.

As we expand further into new and existing countries, regions and markets, these risks could intensify, and efforts we make to expand our business and operations globally may not be successful. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations.

Despite our global footprint, we are still in the early stages of operating the Temu platform. There can be no assurance we will be able to generate revenue from the Temu platform. We have devoted, and will need to continue to devote, substantial managerial, financial and human resources to devise and implement monetization strategies and product and service offerings that are suitable for diverse global markets with different user needs, competitive landscapes and operational requirements. If we fail to generate revenue globally in an effective and efficient manner, our business, financial condition and results of operations may be materially and adversely affected.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. For example, in 2018, the United States announced three finalized tariffs that applied exclusively to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased from 10% to 25% the rate of certain tariffs previously levied on Chinese products. Trade tension between China and the United States may intensify, and the United States may adopt even more drastic measures in the future. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated such changes could have an adverse effect on our business, financial condition, results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

In particular, economic tension between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt drastic measures in the future that impact our global expansion and our business. Recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of technology companies with significant China operations have raised concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other technology companies with significant China operations. Similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems or devices that may be important to our technology infrastructure, service offerings and business operations. The adoption or expansion of restrictions, including restrictions on access to apps and other platforms, cross-border data transfers, tariffs, or other governmental action related to economic policies, has the potential to adversely impact our business, operational results and financial position.

Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.

We are subject to a variety of laws and regulation around the world, including those relating to traditional businesses, such as employment laws, accessibility requirements, and taxation, and laws and regulations focused on e-commerce and online marketplaces, such as online payments, privacy, anti-spam, data security and protection, online platform liability, marketplace seller regulation, intellectual property, product liability, marketing, and consumer protection.

These laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. Additionally, it is not always clear how existing laws apply to online marketplaces as many of these laws do not address the unique issues raised by online marketplaces or e-commerce. In some jurisdictions, these laws and regulations subject us to attempts to apply domestic rules worldwide against us, and occasionally may subject us to inconsistent obligations across jurisdictions.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not fully comply in the future, particularly where the applicable regulatory regimes have not been broadly interpreted. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties, our reputation may be harmed, and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business. In addition, if we are restricted from operating in one or more countries, our ability to attract and retain sellers and buyers may be adversely affected and we may not be able to grow our business as we anticipate.

Additionally, if third parties with whom we work violate applicable laws or our policies, those violations could also result in liabilities for us and could harm our business. Our ability to rely on insurance, contracts, indemnification and other remedies to limit these liabilities, may be insufficient or unavailable in some cases. Furthermore, the circumstances in which we may be held liable for the acts, omissions, or responsibilities of our merchants is uncertain, complex, and evolving.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A significant portion of our assets and operations is located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese economy in 2020 was severe. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 2.3%, 8.1% and 3.0% in 2020, 2021 and 2022, respectively. There have also been concerns about geopolitical conditions in certain regions or around the world, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

We conduct our business in China primarily through our PRC subsidiaries, the VIE and its subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

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

We only have contractual control over the Pinduoduo platform. We do not directly own the Pinduoduo platform due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China, including e-commerce services and internet content-related services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunications services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai Xunmeng owns the relevant domain names and trademarks in connection with the Pinduoduo platform and has the necessary personnel to operate the Pinduoduo platform.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including the Pinduoduo platform. We cannot assure you that the Pinduoduo platform has obtained all the permits or licenses required for conducting its business or will be able to maintain its existing licenses or obtain new ones. If the PRC government determines that the Pinduoduo platform was operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on any part of the operations of the Pinduoduo platform, the PRC government has the power to, among other things, levy fines, confiscate income, revoke business licenses, and require the Pinduoduo platform to discontinue its relevant business or impose restrictions on the affected portion of the Pinduoduo platform. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.

Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or significantly limit or completely hinder our ability to offer or continue to offer our ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business and the value of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a significant portion of our operations in China and a significant portion of our assets are located in China. It may be difficult for you to effect service of process upon us or our directors and officers inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of our current directors and officers are nationals and residents of countries other than the United States and a significant portion of the assets of these persons may be located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

We are a Cayman Islands holding company and we rely to a significant extent on dividends and other distributions on equity from our PRC subsidiaries, as well as service fees paid by the VIE and its subsidiaries pursuant to our contractual arrangements with them, to meet our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders. If any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us, or on the ability of the VIE and its subsidiaries to pay service fees to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We are an offshore holding company, and a significant portion of our holdings conduct operations in China. We may make loans to our PRC subsidiaries, the VIE and its subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or the VIE or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar is affected by changes in the political and economic conditions of the PRC and the U.S., and by the  foreign exchange policies of the PRC and the U.S., among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering, follow-on offerings or convertible senior notes offerings into Renminbi for our operations in the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, payments when due on the 2024 Notes or the 2025 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of December 31, 2022, we had not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

We receive a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company relies to a significant extent on dividend payments from our PRC subsidiaries, as well as service fees from the VIE and its subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries, the VIE and its subsidiaries to pay off any non-Renminbi debt that our PRC subsidiaries, the VIE or its subsidiaries may owe to entities outside of China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in China or generated by a PRC entity to fund any cash or financing requirements we may have outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Any factors that reduce cross-border e-commerce or make such trade activities more difficult could harm our business.

Shipping and handling of goods across national borders is often expensive and complicated in the context of cross-border e-commerce. Customs and duty procedures and reviews, including duty-free thresholds in various key markets, the interaction of national postal systems, and security related governmental processes at international borders, may increase costs, discourage cross-border purchases, delay transit, and create shipping uncertainties. Any factors that increase the costs of cross-border e-commerce or restrict, delay, or make cross-border e-commerce more difficult or impractical would lower our revenue and profits and could harm our business.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The M&A Rules also require that, in accordance with the Anti-monopoly Law promulgated by the Standing Committee of the NPC, which was most recently amended in 2022, any merger and acquisitions of domestic enterprises by foreign investors which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We are subject to anti-monopoly laws and regulations with respect to investments in or by us. For example, our operations in the PRC are subject to the PRC Anti-monopoly Law, pursuant to which companies conducting certain investments and acquisitions relating to businesses in China as described under the Anti-monopoly Law must file a notification with the PRC regulator in advance. Furthermore, in February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector and included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met. Any failure or perceived failure to comply with the relevant anti-monopoly laws and guidelines relating to investments in or by us may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

Certain of our leasehold interests in leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving notice from the relevant PRC government authorities. In case of failure to register or file a lease in China, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such lease with the relevant PRC authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant PRC authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine or a portion thereof is imposed on the lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us. Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties in China. As a result, there is a risk that these lessors may not have the right to lease such properties to us, in which case the relevant lease agreements may be deemed invalid or we may face challenges from the property owners or other third parties regarding our right to occupy the premises. We are not aware of any actions, claims or investigations being initiated by third parties or competent governmental authorities with respect to the defects in our leased real properties. However, if we are unable to continue our operations on the current premises and cannot find a suitable replacement in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

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

Pursuant to the M&A Rules, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the CSRC before it can list its securities on an overseas stock exchange. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval under the M&A Rules for our previous offshore offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offshore offerings. To the extent such CSRC approvals are required, we cannot assure you that we would be able to obtain them in a timely manner. Any failure to obtain or delay in obtaining the requisite CSRC approvals for any of our previous or future offshore offerings would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China.

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas. In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of overseas listings conducted by companies with significant operations in China. These opinions also proposed the development of a regulatory system to oversee companies with significant operations in China that conduct listings markets other than the PRC.

In December 2021, the National Development and Reform Commission of the PRC, or the NDRC, and MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC company that is engaged in a prohibited businesses under the 2021 Negative List seeks an overseas offering and listing of securities, it must obtain approval from the competent governmental authorities. In addition, the foreign investors of such PRC company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the relevant regulations on domestic securities investments by foreign investors, which regulations are set out in more detail under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment.”

On February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. The Filing Measures establish a new filing-based regime for regulating direct or indirect overseas offerings and listings by PRC domestic companies. The Filing Measures require, among others, that the issuers of PRC domestic companies or their main operating entities in PRC, in case of indirect overseas offering and listings, to file with the CSRC for its offshore offering or listing within three working days after submitting the application documents for overseas offerings and listings. Companies that have already completed overseas listings or offerings before March 31, 2023 are not required to complete the filling procedures immediately but are required to file with the CSRC for their follow-on offerings. For details about the Filing Measures, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listings and M&A.”

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. Any failure to obtain (including possible rescission of any approvals that had been obtained) or delay in obtaining such approval or completing such filing procedures for our offerings could subject us to penalties and sanctions such as fines and penalties on our operations in China, orders limiting our ability to pay dividends outside of China, reduction of our operating privileges in China, or delay or restrictions on repatriation of the proceeds from our offshore offerings into China. These penalties and sanctions could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Similarly, the CSRC or other PRC regulatory authorities could also require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in trading or hedging activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities subsequently promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in China that have listed their securities in the United States. The trading performances of these other companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward similar companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these other companies may also negatively affect the attitudes of investors towards companies with business operations in China in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our brands, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	convertible arbitrage strategy employed by certain investors in the convertible notes offered in the 2024 Notes and/or the 2025 Notes, including related short selling of our ADS; and
●	potential litigation or regulatory investigations.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except the memorandum and articles of association and register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and a significant portion of our assets are located outside of the United States. A significant portion of our business is conducted outside the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. A significant portion of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, under Cayman Islands law, we are not required to (i) have a majority of independent directors in our board of directors, or (ii) obtain shareholders’ approval for material amendment to any share incentive plan. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and based upon our current and expected income and assets, including goodwill, and the current and projected value of our ADSs, we do not expect to be a PFIC in the current taxable year or for the foreseeable future.

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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hangzhou Weimi entered into a series of contractual arrangements with Hangzhou Aimi, which we refer to as the VIE in this annual report, and its shareholders. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. The shareholders of the VIE may have potential conflicts of interest with us. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

As a result of our direct ownership in our WFOEs and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIE and its subsidiaries. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On July 26, 2018, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “PDD.” We raised approximately US$1.7 billion in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us. In February 2019, we completed a follow-on public offering, and raised approximately US$1.2 billion in net proceeds after deducting underwriting discounts and offering expenses payable by us. In September 2019, we completed an offering of US$1.0 billion in aggregate principal amount of convertible senior notes due 2024, or the 2024 Notes. In April 2020, we raised US$1.1 billion in net proceeds from the private placement of our Class A ordinary shares to certain long-term investors. In November 2020, we completed (i) an offering of US$2.0 billion in aggregate principal amount of convertible senior notes due 2025, and (ii) a concurrent follow-on public offering, which raised approximately US$4.1 billion in net proceeds after deducting underwriting discounts and offering expenses payable by us. In December 2020, we raised US$500 million in net proceeds from the private placement of our Class A ordinary shares to a global institutional investor.

In September 2022, we offered to repurchase the 2024 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2024 Notes (the “Repurchase Right Offer”), and we completed the Repurchase Right Offer relating to the 2024 Notes in October 2022. US$1,000 aggregate principal amount of the 2024 Notes were validly surrendered and repurchased.

In February 2023, we renamed our company “PDD Holdings Inc.”

Our principal executive offices are located at First Floor, 25 St Stephen’s Green, Dublin 2, D02 XF99, Ireland. Our telephone number at this address is +353-1-5397938. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://investor.pddholdings.com. The information contained on our website is not a part of this annual report.

B.        Business Overview

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. We aim to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from increased productivity and new opportunities.

We generate most of our revenues from online marketing services. Our revenues grew from RMB59,491.9 million in 2020 to RMB93,949.9 million in 2021 and further to RMB130,557.6 million (US$18,929.1 million) in 2022. We incurred net loss of RMB7,179.7 million in 2020, and generated a net income of RMB7,768.7 million in 2021 and a net income of RMB31,538.1 million (US$4,572.6 million) in 2022.

The Pinduoduo Platform

Overview

Founded in 2015, the Pinduoduo platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. The platform provides a comprehensive suite of product categories, including agricultural produce, apparel, shoes, bags, mother and childcare products, food and beverage, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness items and auto accessories.

Pinduoduo pioneered an innovative “team purchase” model. Buyers are encouraged to share product information on social networks, and invite their friends, family and social contacts to form shopping teams to enjoy the more attractive prices available under the “team purchase” option. The act of sharing is then rewarded by the more attractive purchase price offered through the team purchase option. The embedded social element helps foster a highly engaged user base.

Buyers and merchants

Pinduoduo’s key ecosystem partners are the buyers and merchants who transact on the platform. These ecosystem partners add value for each other in a virtuous cycle. The buyer base attracts more merchants to the Pinduoduo platform. As the number of merchants increases, the platform is able to offer even more competitive prices and customized products and services for buyers, attracting more buyers, thus creating a virtuous cycle.

Buyers come to the Pinduoduo platform to browse, explore and purchase attractive value-for-money merchandise from third-party merchants. Direct buyer traffic to the Pinduoduo platform is primarily generated from word-of-mouth referrals by existing buyers, as well as the effect of marketing campaigns. To enable buyers to make payments for their purchases easily and efficiently, Pinduoduo cooperates with leading third-party online payment service providers in China. Pinduoduo does not depend on any particular provider for such services.

Merchants are drawn to Pinduoduo by the scale of sales volume on the platform. This scale encourages merchants join Pinduoduo platform and to offer more competitive prices and customized products and services to buyers. Many merchants set aside exclusive product supplies and offer competitive prices for buyers on Pinduoduo.

The Pinduoduo platform offers merchants multiple features and value-added services to enhance their transaction efficiency to help merchants promote their merchandise and handle transactions more effectively, including online marketing services and transaction services. The Pinduoduo platform also offers merchants additional training resources and merchant support, which are easily accessible through the main merchant dashboard and are frequently updated to guide merchants through the various tools available to them on the Pinduoduo platform.

Once an order is placed on the platform and confirmed with the applicable merchant, the merchant will handle fulfilment, select the most suitable third-party logistics service provider and arrange for the delivery of the products to the buyers. The Pinduoduo proprietary e-waybill system efficiently integrates its merchants with third-party logistics service providers, and provides buyers real-time visibility on the delivery status of their purchase orders.

Digital inclusion in agriculture

Pinduoduo actively leverages its platform resources to promote digital inclusion of smallholder farmers, utilizing its ability to aggregate demand and create economies of scale for farmer merchants. Farmers can sell directly to consumers through the platform and become less dependent on wholesale distributors. Overall supply chain efficiency is improved through this broadening of direct market access for producers and growers. Consumers therefore get fresher and safer products for lower prices while farmers earn more, which can be reinvested in their farming practices and technology to further improve production efficiency and quality. Pinduoduo offers dedicated training programs to enable farmers to become better business operators.

Duo Duo Grocery

As a natural extension of the Pinduoduo platform, Duo Duo Grocery, the next-day grocery pick-up service, was launched in 2020. The service caters to the rising consumer demand for more timely turnaround and better value-for-money goods without home delivery requirements. Duo Duo Grocery connects local farmers and distributors directly to local consumers on a daily basis and provide supporting services on the delivery of such goods to consumers. Each day, consumers place their orders with merchants through the Duo Duo Grocery channel. The merchants supply the ordered items overnight to regional warehouses. The sorted goods are then delivered from regional warehouses to designated pickup points the next day, where consumers can pick up their purchases.

Data security and protection

Pinduoduo utilizes a comprehensive security system, supported by a network situational awareness and risk management system designed to protect individual end users across the entire network. These systems are designed to ensure the security of the data and services of the Pinduoduo platform. The back-end security system of Pinduoduo is capable of withstanding a large number of cybersecurity attacks at any given time, enabling Pinduoduo to safeguard the security of the Pinduoduo platform and protect the privacy of its buyers and merchants.

Merchant Onboarding

The Pinduoduo platform implements strict policies and control measures aimed at ensuring the accuracy of product descriptions. In general, merchant registration on the Pinduoduo platform starts with an identity verification process.

Pinduoduo screens and verifies the product listings posted by merchants. After merchants post product information on the platform, Pinduoduo leverages an artificial intelligence-based screening system to identify potential issues and submit questionable merchandise for further review and verification. After product information is posted, the system continues to monitor and conduct semantic analysis on buyer reviews, the results of which are used as inputs for evaluation of the associated merchant’s compliance with the platform’s policies. If a merchant is found to have violated the policies, such merchant is required to compensate the buyers in accordance with the service agreement with the merchant. In addition to responding to buyer complaints, the platform’s dedicated merchandise control team also conducts sample test purchases to verify whether product descriptions match the products delivered. A merchant’s record of compliance, together with other factors such as its sales volume and buyer feedback and reviews, is taken into account when compiling such merchant’s ranking, which may affect the level of exposure it receives on the Pinduoduo platform and in turn may affect its sales volume. Pinduoduo invests in technical capabilities relating to keyword identification, filtering images, text and video recognition and the development of a blacklisting mechanism. It also rewards merchants who sell high-quality products and provide superb services with preferential transaction services fee rates, as part of the continued efforts to improve user experience, thereby creating a virtuous cycle that attracts high-quality merchants and weeds out counterfeit and infringing goods.

Additionally, the Pinduoduo platform requires merchants to strictly abide by the return policy for products sold by them on the Pinduoduo platform. In accordance with the policy, buyers can return the products within the period so long as the products are in their original condition and any usage of such products does not affect the merchants’ ability to resell. Once a buyer submits a return request, the relevant merchant will first review and process the request. In the event that the request cannot be resolved within a certain amount of time or a dispute escalates, the platform will be involved to resolve the request or dispute.

Corporate Social Responsibility and Our Impact on Agriculture

Corporate social responsibility has been central to how we do business, starting with operating with integrity in all we do and extending to serving the community at large. We are committed to leveraging our platforms to better the lives of millions and to promote sustainable development. In particular, agriculture is one important area where we carry out our corporate social responsibility.

We connect millions of farmers to the digital economy. We coach farmers on setting up stores online, provide them with access to end demand, and help them to increase their household income. We support young men and women from rural areas to become e-commerce savvy “new farmers.” Many of them have become better business operators through continuous training and learning by doing.

In August 2021, we launched the “10 Billion Agriculture Initiative” to address some of the critical needs in the agricultural sector and rural areas in China. This initiative is not driven by profit or commercial goals, but instead strives to facilitate the advancement of agritech, promote digital inclusion, and provide agritech talents and workers with greater motivation and a sense of achievement. We have been funding this initiative from our profits. We seek to generate sustainable value to our consumers, our farmer merchants, our ecosystem partners and our communities.

Through the dedicated “Help the Farmers” channel and events on the Pinduoduo platform, we endeavor to facilitate the direct sale of seasonal produce to a greater number of consumers. By doing this, we harness our supply chain expertise and resources to promote quality produce to more consumers and help farmers at the same time.

We also collaborate with reputable agricultural institutions to invest in technology and fund research with the objective of improving food production, quality control, food safety and sustainability, so that a greater volume of better, fresher and safer agricultural products can go directly from farm to table.

Marketing

We have built up our brand awareness and our large base of loyal buyers by leveraging word-of-mouth referrals on social networks, as well as online and offline marketing and brand promotion activities, such as online advertisements and television commercials. From time to time, we also offer coupons to consumers on our platforms.

Technology

Our operations and growth are supported by our proprietary technology. Our technology team has created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2022, we had a technology team of more than 6,400 engineers. Many of our engineers have post-graduate degrees and had prior working experience in leading technology companies.

Competition

The e-commerce industry in which we compete is intensely competitive, and our platforms compete on a global scale with industry players such as (i) major e-commerce operators, (ii) major traditional and brick-and-mortar retailers, (iii) retail companies focused on specific product categories and (iv) major companies that do not operate an e-commerce business now but may enter the e-commerce industry or are in the process of initiating their e-commerce businesses.

Our platforms compete primarily on the basis of:

●	our ability to attract, engage and retain buyers and merchants on our platforms;
●	the fun and interactive shopping experiences on our platforms;
●	the ability of our platforms to seamlessly connect e-commerce with social networks;
●	pricing of products sold on our platforms;
●	product quality and selection;
●	brand recognition and reputation; and

●	the experience and expertise of our management team.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less buyer traffic and purchase orders in the first quarter of each year. Furthermore, sales are generally higher in the fourth quarter of each calendar year than in the preceding three quarters, as e-commerce companies typically hold special promotional campaigns in the fourth quarter that boost sales. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Intellectual Property

As of December 31, 2022, we had 92 registered computer software copyrights relating to various aspects of our operations. As of the same date, we had approximately 1,607 trademark registrations and 1,419 trademark applications in China, the U.S. and other jurisdictions. Our registered domain names include www.pddholdings.com, www.pinduoduo.com and www.temu.com, among others.

New Initiative – Temu

We launched a new initiative, Temu, in September 2022 in Boston, Massachusetts, the United States. Temu is a global online platform dedicated to providing affordable, quality products to consumers. Leveraging a global ecosystem of suppliers, logistic vendors, and fulfillment partners, Temu offers products from global sellers, manufacturers and brands to buyers at attractive prices. Due to its short operating history and the early stage of development, Temu did not have a material impact on our financial results in 2022.

Regulations in the PRC

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in the PRC or the rights of our shareholders to receive dividends and other distributions from us.

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

The 2021 Negative List and the 2022 Encouraged Industries Catalog

The industries in which foreign investors and foreign-invested enterprises may make investments in the PRC are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition), or the 2022 Encouraged Industries Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. These lists were promulgated, and are amended from time to time, by MOFCOM and the NDRC.

The 2021 Negative List limits the industries in which foreign investors may invest. It sets out a list of “restricted” and “prohibited” industries. Foreign investors may only invest in restricted industries if they satisfy certain conditions, including government approval. Foreign investors may not invest in prohibited industries. By contrast, the 2022 Encouraged Industries Catalog includes a list of “encouraged” industries in which foreign investors are incentivized to invest. Foreign investment in industries that are not listed in the 2021 Negative List or the 2022 Encouraged Industries Catalog is generally permitted, unless specifically restricted by other PRC laws.

Regulations on Foreign Investment in Value-Added Telecommunications Services

Foreign investment in value-added telecommunications services (excluding e-commerce, domestic multiparty communications, storage and forwarding classes, and call centers) is subject to equity ownership limitations. In particular, pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001, as amended, or the FITE Regulations, the level of ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. An exception to this limitation was introduced in June 2015, when the MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business, which amended the relevant provisions in the FITE Regulations to allow foreign investors to own more than 50% of the equity interest in an operator that conducts an e-commerce business. Foreign investors nonetheless remain prohibited from holding more than 50% of the equity interest in a provider of other subcategories of value-added telecommunications services.

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

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIE to operate our e-commerce business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

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

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, particularly the internet services sector. The State Council, the MIIT, MOFCOM, the SAIC (which has now been merged into the SAMR), the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

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

Our consolidated affiliated entity, Shanghai Xunmeng, the main operating entity which provides platform service to third-party merchants for their sales of products, has obtained the VATS Licenses covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services from Shanghai Communications Administration. Certain of Shanghai Xunmeng’s VATS Licenses will expire in 2025, while the remaining licenses will expire in 2027. Another consolidated affiliated entity, Hangzhou Aimi, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce) and internet content-related services. Hangzhou Aimi’s VATS License will expire in 2025.

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

Regulations Relating to E-Commerce

The E-Commerce Law

In August 2018, the Standing Committee of the NPC promulgated the E-Commerce Law, which took effect in January 2019. The E-Commerce Law imposes a number of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on the platform. For example, the E-Commerce Law requires e-commerce platform operators to respect and indiscriminately protect consumers’ legitimate rights and provide options to consumers, and also requires e-commerce operators to clearly identify bundle sales in which additional services or products are added by merchants to consumers’ orders, and not to assume that consumers will consent to such bundle sales by default. E-commerce platform operators are required under the E-Commerce Law to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided on the platform. The E-Commerce Law also requires any e-commerce platform operator to develop, and continuously publish or make publicly available by a prominent link on its home page, its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to registration and de-registration on the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenient and full access to reading and downloading such service agreement and transaction rules by merchants and consumers. Moreover, according to the E-Commerce Law, e-commerce platform operators, who fail to take necessary actions when they know or should have known any intellectual property infringement, product defects or other infringement of consumer rights by any merchant on the platform, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. In addition, the E-Commerce Law requires e-commerce operators (including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms) to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses and, in the case of e-commerce platforms, to take necessary actions if merchants on their platforms fail to do so. Failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

Regulations on the Registration of E-Commerce Operators

In December 2018, the SAMR issued the Opinions on Doing Well in E-Commerce Operator Registration, which requires e-commerce operators, including individuals and entities carrying out business online and e-commerce platform operators and merchants on these platforms, to register with the local branches of the SAMR. Individuals selling agricultural products or goods of de minimis value and volume are not subject to these registration requirements. Pursuant to these opinions, the e-commerce platform operators must provide the identity information of merchants on their platform to the local branches of the SAMR and prompt the merchants failing to make such registrations to comply with the relevant registration requirements.

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

Following the passage of the Data Security Law, the PRC government has issued additional draft regulations relating to data security. In particular, on November 14, 2021, the CAC released the Draft Network Data Security Regulations for public comment. These draft regulations proposed to create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to these draft regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a foreign stock exchange and processes the data of more than one million users, (ii) seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the Draft Network Data Security Regulations also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed overseas must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the Draft Network Data Security Regulations have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, effective September 1, 2022. These measures require data processors to apply to the CAC for security assessment through the provincial-level cyberspace administration authority for any outbound data transfer that falls within any of the following circumstances: (i) outbound transfers of important data; (ii) outbound transfers of personal information by a critical information infrastructure operator or a data processor that has processed the personal information of more than 1,000,000 individuals; (iii) outbound transfers by a data processor if that data processor has cumulatively made outbound transfers of the personal information of 100,000 or more individuals, or if that data processor has cumulatively made outbound transfers of the sensitive information of 10,000 or more individuals since January 1 of the previous year; or (iv) other circumstances where applications for security assessment are required by the CAC. There are still uncertainties as to the interpretation and implementation of these new measures. It is unclear whether and to what extent we will be subject to these new requirements.

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

After its promulgation, the relevant PRC anti-monopoly authorities further strengthened enforcement under the Anti-monopoly Law. In February 2021, the Anti-monopoly Committee of the State Council published the Antimonopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met.

In addition to the currently enacted laws and regulations, PRC authorities have proposed certain draft regulations that would further strengthen unfair competition and anti-monopoly laws if enacted into law. In particular, on August 17, 2021, the SAMR issued the Draft Provisions on the Prohibition of Unfair Competition on the Internet for public comment. These draft provisions prohibit business operators from using data, algorithms and other technical methods to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Subsequently, certain amendments to the Anti-monopoly Law became effective in August 2022. The amended Anti-monopoly Law increased the maximum amount of fines that may be imposed on a business operator for violations of certain market concentration requirements to 10% of the business operator’s sales revenue from the preceding year and also proposes that the relevant authority should investigate a transaction if the concentration resulting from the transaction has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

Regulations Relating to Payment Services

In April 2020, the PBOC amended the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures. Under this rule, a non-financial institution must obtain a payment business license, or the Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the security of funds and information. We believe that our pattern of receiving settlement services from commercial banks and third-party online payment service providers are not in violation of the PBOC Notice. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.”

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year are generally required to register with SAFE through a domestic qualified agent. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-Jurisdictional Operations —Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

The M&A Rules also regulate overseas listings. Pursuant to the M&A Rules, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the CSRC before it can list its securities on an overseas stock exchange. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval under the M&A Rules for our previous offshore offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offshore offerings.

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

Regulations on Overseas Listings and Offerings

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of overseas listings by China-based companies.

On February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. On February 17, 2023, the CSRC released the Filing Measures. The Filing Measures established a filing-based regulatory system for the “indirect overseas offerings and listings” of domestic Chinese companies, which refer to securities offerings and listings made in an overseas market by an offshore entity based on the underlying equity, assets, earnings, or similar rights of a domestic company operating mainly in China. According to the Filing Measures, an offering or listing by an issuer that meets both of the following standards shall be considered an “indirect overseas offering and listing by a domestic Chinese company”: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic PRC companies; and, and (ii) the issuer conducts its principal business activities in China, or its principal places of business are located in China, or the majority of its senior management in charge of its business operations are PRC citizens or residents. To conduct an indirect overseas initial offering or listing, an issuer must make filings with the CSRC within three working days after the relevant overseas offering application is submitted to the relevant overseas regulator or listing venue. However, listed companies are not required to apply for filing immediately until they are involved in matters that require filings, such as follow-on financings. Additionally, to approve the overseas offering and listing of issuers who have set up variable interest entities (or other contractual arrangements), the CSRC will conduct direct communications with, and consolidate the views of, regulators of the relevant industries in which the variable interest entities operate. Failure to complete the relevant filing procedures in a timely manner could result in sanctions by the CSRC or other regulatory agencies in China, including fines and penalties on operations, restrictions on or the prohibition of dividend payments or remittances by PRC subsidiaries, or delays or restrictions on the repatriation of proceeds from the offering into China. The CSRC or other PRC regulatory authorities may also require the relevant issuer to halt its offerings before the securities being offered thereunder are delivered and settled.

Regulations in the Other Jurisdictions

Due to our global operations, we are also subject to the rules and regulations of the other jurisdictions in which we operate. For example, the Temu platform operates primarily in the United States, where federal and state laws govern the processing of payments, consumer protection and the privacy of consumer information; other laws define and regulate unfair and deceptive trade practices and marketing activities. The growing focus on data privacy and regulation of ecommerce worldwide could impose additional compliance burdens and costs on us or on merchants, and could subject us to significant liability for any failure to comply. Below are certain areas of U.S. regulations that may materially affect our operations in the United States:

U.S. State Privacy Legislation

All states have enacted legislation that addresses certain aspects of data privacy.  Much of such legislation focuses on notification to data subjects and regulators in the event of a data breach, but as privacy becomes more of a focus for both regulators and the general public, many states have amended their original data-breach legislation to address a broader scope of personal information and to impose additional requirements on companies in the event of a data breach. This patchwork of legislation and regulations regarding security, privacy and data protection may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights with respect to personal data than federal or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

Fair Trade Practices

The FTC monitors and identifies practices that may be unfair or deceptive, including those that compromise privacy and consumer welfare, by examining, among other things, whether consumers are notified regarding the type of consumer data being collected and how such data will be used and stored. The FTC creates policies and brings enforcement actions to halt practices that it deems unfair or deceptive. The FTC has expressed particular interest in the mobile environment and companies that collect sensitive data. Although much of the FTC’s focus is on consumer protection, the FTC has conducted numerous discussions on mobile and internet advertising privacy practices and may pursue more rigorous privacy regulation, possibly including regulation of non-identifiable data which could, in combination with other information, become personal data. Such increased regulation may impact our business.

See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Multi-Jurisdictional Operations” for further discussion of risks related to government regulations and other legal obligations related to privacy, data protection, information security, and consumer protection.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE and its principal subsidiary, as of the date of this annual report:

Note:

(1)	Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which the Company has control over and is the primary beneficiary of Hangzhou Aimi.

Contractual Arrangements with the VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hangzhou Weimi, the VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law.

Arrangements that enable us to direct the activities of the VIE and its subsidiaries

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

Spousal Consent Letter. Pursuant to each spousal consent letter, the spouse of the signing shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in Hangzhou Aimi held by such shareholder and registered in his name will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement. The spouse of the signing shareholder of the VIE agreed not to assert any rights over the equity interest in Hangzhou Aimi held by the signing shareholder. In addition, in the event that the spouse of the signing shareholder of the VIE obtains any equity interest in Hangzhou Aimi held by the signing shareholder for any reason, the spouse agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from the VIE

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

Agreements that provide us with the option to purchase the equity interests in the VIE

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

In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the structures of Hangzhou Weimi and Hangzhou Aimi are not in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Hangzhou Weimi and Hangzhou Aimi and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

However, we have been further advised by King & Wood Mallesons, our PRC legal counsel, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the PRC government finds that the arrangements that establish the structure for operating our e-commerce business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.Property, Plant and Equipment

Our principal executive offices are located in Dublin, Ireland. We also maintain offices in North America, Asia and Europe. As of December 31, 2022, our main office facilities worldwide had an aggregate gross floor area of approximately 80,654 square meters. We lease all of the office premises that we currently occupy, and we plan to renew our leases from time to time as needed.

Our servers are hosted in internet data centers in different geographic regions and countries around the world, including Europe, the U.S. and China. We typically enter into leasing and hosting service agreements with internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting the retail industry in the markets in which we operate, including the level of overall economic growth, increase in per capita disposable income and growth in consumer spending in those markets. In addition, they are also affected by factors driving online retail in the markets in which we operate, such as the growing popularity of online shopping, improvements in logistics infrastructure and the increasing adoption of online payment methods. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our ability to further enhance buyer and merchant engagement on our platforms

Our key ecosystem partners are the buyers and merchants who transact on our platforms. Our ability to further improve the activities of buyers and merchants on our platforms is a key driver of our growth.

We benefit from a virtuous cycle as we seek to enhance our buyer and merchant engagement. Increasing the engagement of buyers makes our platforms more attractive to merchants, who are drawn to our platforms’ large buyer base and diverse sales opportunities. At the same time, expanding our merchant base enables our platforms to offer more competitive prices and a wider range of product categories, which in turn helps us attract and retain buyers, generating a virtuous cycle.

Our ability to improve buyer activities depends on our ability to continue to provide a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences on our platforms. We also plan to further leverage social networks and word-of-mouth viral marketing, and conduct online and offline marketing and brand promotion activities to attract new buyers and increase buyer activities. In addition, we plan to continue to encourage buyers to place more orders with us through a variety of means, including granting coupons and holding special promotional events.

Merchants are attracted to our platforms by our buyer base, plentiful sales opportunities, and the value-added services that we provide, such as targeted online marketing. Our ability to provide popular products on our platforms at attractive prices also depends on our ability to maintain mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory and fulfill large volumes of orders in an efficient and timely manner to ensure a good user experience.

Our ability to provide valuable online marketplace services and broaden service offerings

We currently generate revenues primarily from online marketplace services that we provide to merchants through our platforms. We believe that increasing the value and variety of our online marketplace services and the consequent return on investment to merchants from utilizing these services will increase demand for our services. We aim to enhance the value of our online marketplace services through such means as broadening our service offerings, increasing the size and engagement of our buyer base, improving recommendation features, developing innovative marketing services, and improving the measurement tools available to merchants. For example, in August 2020, as a natural extension of the Pinduoduo platform, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect goods the next day at nearby designated pickup points.

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract and retain buyers and merchants for our businesses. Our costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platforms and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortizations, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online marketplace services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB41,194.6 million in 2020 to RMB44,801.7 million in 2021 and further to RMB54,343.7 million (US$7,879.1 million) in 2022, while sales and marketing expenses as a percentage of our revenues decreased from 69.2% in 2020 to 47.7% in 2021, and further decreased to 41.6% in 2022.

We believe our marketplace model has significant operating leverage and enables us to realize structural cost savings. We achieve economies of scale in our operation as a wider selection of merchandise attracts and retains a larger number of buyers, which in turn drives an increase in our scale and attracts more merchants to our platforms. In addition, our scale creates value for our merchants by providing an effective channel for selling large volumes of products. We believe this value proposition will make our platforms more attractive to merchants and further increase their sales and spending on our platforms. This business model also enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory.

Impact of COVID-19 on Our Operations and Financial Performance

The Pinduoduo platform is based primarily in China. From early 2020 to the end of 2022, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, including quarantine and social distancing measures, among other things. COVID-19 also resulted in the temporary closure of corporate offices, retail stores, manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. At the end of 2022, China began to modify its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. From late December 2022 to early 2023, certain parts of China experienced a heightened number of COVID-19 cases, which resulted in temporary disruptions to business and other activities. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, and therefore cannot reasonably be estimated at this time.

As of December 31, 2022, we had RMB34,326.2 million (US$4,976.8 million) in cash and cash equivalents and RMB115,112.6 million (US$16,689.8 million) in short-term investments. Our short-term investments mainly include time deposits and wealth management products in financial institutions, which are highly liquid. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of COVID-19, which could significantly disrupt our operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

Under our current business model, we generate revenues primarily from online marketing services. We also generate revenues from transaction services and merchandise sales. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Online marketing services and others	47,953,779	80.6	72,563,402	77.2	102,721,924	14,893,279	78.7
Transaction services	5,787,415	9.7	14,140,449	15.1	27,626,494	4,005,465	21.2
Merchandise sales	5,750,671	9.7	7,246,088	7.7	209,171	30,327	0.1
Total revenues	59,491,865	100.0	93,949,939	100.0	130,557,589	18,929,071	100.0

Online marketing services and others. We provide merchants with performance-based marketing services that match product listings appearing in search or browser results on our online marketplace. The placement and the price for such placement are determined through an online bidding system. Revenues from online marketing services and others depend on spontaneous decisions made by the millions of merchants on our platforms based on different marketing opportunities.

Transaction services. We charge merchants fees for transaction-related services that we provide to merchants on our platform. To better serve our merchants, we are focused on introducing them to more of our value-added services based on their transaction needs. In addition, as part of our continued efforts to improve user experience, we reward merchants who sell high-quality products and provide superb services with preferential fee rates.  Fee rates are not necessarily fixed and may vary based on a number of factors, including the category of the goods sold, the sellers’ transaction performance, and the attribution of the consumption scenarios, among others.

Merchandise sales. We generated a small portion of revenues from direct sales, whereby we acquired products from suppliers and sold them directly to the customers. We have scaled down this aspect of our business.

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Costs of revenues:
Payment processing fees	(1,545,564)	8.0	(3,108,086)	9.8	(3,450,929)	(500,338)	11.0
Costs associated with the operation of our platform and others	(17,733,077)	92.0	(28,610,007)	90.2	(28,011,369)	(4,061,266)	89.0
Total costs of revenues	(19,278,641)	100.0	(31,718,093)	100.0	(31,462,298)	(4,561,604)	100.0

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of our platforms and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online marketplace services.

Operating expenses

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(41,194,599)	83.1	(44,801,720)	80.9	(54,343,719)	(7,879,099)	79.1
General and administrative expenses	(1,507,297)	3.0	(1,540,774)	2.8	(3,964,935)	(574,862)	5.8
Research and development expenses	(6,891,653)	13.9	(8,992,590)	16.3	(10,384,716)	(1,505,642)	15.1
Total operating expenses	(49,593,549)	100.0	(55,335,084)	100.0	(68,693,370)	(9,959,603)	100.0

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

Research and development expenses. Research and development expenses consist primarily of payroll, employee benefits, share-based compensation expenses, R&D-related cloud services and other related expenses associated with research and platform development. We expect our research and development expenses to increase as we expand our research and development team to enhance our artificial intelligence technology and big data analytics capabilities and develop new features and functionalities on our platforms.

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

PRC

Generally, our PRC subsidiaries, the VIE and subsidiaries of the VIE are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Each of Shanghai Xunmeng and Walnut Shanghai was recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2023. Xinzhijiang is also eligible for a preferential corporate income tax rate of 15% until 2025.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, in which case the tax rate would become 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

We adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the incurred loss methodology with a forward-looking current expected credit losses. We adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, which simplified the accounting for convertible instruments by removing the separation models for convertible debt with cash conversion features and convertible instruments with a beneficial conversion feature.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online marketing services and others	47,953,779	80.6	72,563,402	77.2	102,721,924	14,893,279	78.7
Transaction services	5,787,415	9.7	14,140,449	15.1	27,626,494	4,005,465	21.2
Merchandise sales	5,750,671	9.7	7,246,088	7.7	209,171	30,327	0.1
Total revenues	59,491,865	100.0	93,949,939	100.0	130,557,589	18,929,071	100.0
Costs of revenues(1)	(19,278,641)	(32.4)	(31,718,093)	(33.8)	(31,462,298)	(4,561,604)	(24.1)
Gross profit	40,213,224	67.6	62,231,846	66.2	99,095,291	14,367,467	75.9
Operating expenses
Sales and marketing expenses(1)	(41,194,599)	(69.2)	(44,801,720)	(47.7)	(54,343,719)	(7,879,099)	(41.6)
General and administrative expenses(1)	(1,507,297)	(2.5)	(1,540,774)	(1.6)	(3,964,935)	(574,862)	(3.0)
Research and development expenses(1)	(6,891,653)	(11.6)	(8,992,590)	(9.6)	(10,384,716)	(1,505,642)	(8.0)
Total operating expenses	(49,593,549)	(83.4)	(55,335,084)	(58.9)	(68,693,370)	(9,959,603)	(52.6)
Operating (loss)/profit	(9,380,325)	(15.8)	6,896,762	7.3	30,401,921	4,407,864	23.3
Other income
Interest and investment gain, net	2,455,366	4.1	3,061,662	3.3	3,997,100	579,525	3.1
Interest expenses	(757,336)	(1.3)	(1,231,002)	(1.3)	(51,655)	(7,489)	(0.0)
Foreign exchange gain/(loss)	225,197	0.4	71,750	0.1	(149,710)	(21,706)	(0.1)
Other income, net	193,702	0.3	656,255	0.7	2,221,358	322,066	1.7
(Loss)/profit before income tax and share of results of equity investees	(7,263,396)	(12.2)	9,455,427	10.1	36,419,014	5,280,260	27.9
Income tax expenses	—	—	(1,933,585)	(2.1)	(4,725,667)	(685,157)	(3.6)
Share of results of equity investees	83,654	0.1	246,828	0.3	(155,285)	(22,514)	(0.1)
Net (loss)/income	(7,179,742)	(12.1)	7,768,670	8.3	31,538,062	4,572,589	24.2

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Costs of revenues	32,291	26,624	33,788	4,899
Sales and marketing expenses	1,093,547	1,612,219	2,158,676	312,979
General and administrative expenses	966,985	792,421	3,004,327	435,586
Research and development expenses	1,520,220	2,343,466	2,521,574	365,594
Total	3,613,043	4,774,730	7,718,365	1,119,058

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues, which consist of revenues from online marketing services and others, transaction services and merchandise sales, increased by 39.0% from RMB93,949.9 million in 2021 to RMB130,557.6 million (US$18,929.1 million) in 2022.

Revenues from online marketing services and others increased from RMB72,563.4 million in 2021 to RMB102,721.9 million (US$14,893.3 million) in 2022, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities.

Revenues from transaction services increased from RMB14,140.4 million in 2021 to RMB27,626.5 million (US$4,005.5 million), primarily due to the increase in the number of active merchants on our platforms and the increase in average transaction services revenues per active merchant. The number of our active merchants increased from 11.5 million in 2021 to 13.0 million in 2022. Average transaction services revenues per active merchant increased from RMB1,230 in 2021 to RMB2,125 in 2022, as a result of the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the increased diversity of transactions under different consumption scenarios and product categories on our platforms.

Revenues from merchandise sales decreased from RMB7,246.1 million in 2021 to RMB209.2 million (US$30.3 million), as we scaled down this aspect of our business.

Costs of revenues

Our costs of revenues amounted to RMB31,462.3 million (US$4,561.6 million) in 2022, which remained relatively stable compared to our costs of revenues of RMB31,718.1 million in 2021.

Gross profit

As a result of the foregoing, our gross profit increased to RMB99,095.3 million (US$14,367.5 million) in 2022 from RMB62,231.8 million in 2021. The improvement was primarily attributable to the continued growth in revenues.

Operating expenses

Our total operating expenses increased by 24.1% from RMB55,335.1 million in 2021 to RMB68,693.4 million (US$9,959.6 million) primarily due to the increases in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB44,801.7 million in 2021 to RMB54,343.7 million (US$7,879.1 million), primarily attributable to the increase of RMB8,514.6 million in advertising expenses and promotion and coupon expenses, which was focused on building our brand awareness and driving user growth and engagement on our platforms.

General and administrative expenses. Our general and administrative expenses increased from RMB1,540.8 million in 2021 to RMB3,964.9 million (US$574.9 million) in 2022. The increase was primarily attributable to the increase in staff related costs.

Research and development expenses. Our research and development expenses increased from RMB8,992.6 million in 2021 to RMB10,384.7 million (US$1,505.6 million) in 2022, primarily due to the increase of RMB1,064.4 million in staff related costs. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB30,401.9 million (US$4,407.9 million) in 2022, compared to operating profit of RMB6,896.8 million in 2021.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB3,061.7 million and RMB3,997.1 million (US$579.5 million) in 2021 and 2022, respectively. The increase was primarily attributable to the increase of our time deposits and wealth management products.

Interest expense. We had interest expense of RMB51.7 million (US$7.5 million) in 2022, compared to interest expense of RMB1,231.0 million in 2021, primarily due to the decrease of RMB1,170.2 million in interest expenses related to the convertible bonds’ amortization to face value.

Other income, net. We had other net income of RMB2,221.4 million (US$322.1 million) in 2022, compared to other net income of RMB656.3 million in 2021, primarily due to the increase in the amount of subsidies received, such as tax refunds and other non-operating income items.

Income tax expense

We had income tax expense of RMB4,725.7 million (US$685.2 million) in 2022, compared to RMB1,933.6 million in 2021, primarily due to the increased profit before income tax expense.

Share of results of equity investees

We had share of losses of equity investees of RMB155.3 million (US$22.5 million) in 2022, compared to share of profits of RMB246.8 million in 2021.

Net income

As a result of the foregoing, we had net income of RMB31,538.1 million (US$4,572.6 million) in 2022, compared to RMB7,768.7 million in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues, which consist of revenues from online marketing services and others, transaction services and merchandise sales, increased by 57.9% from RMB59,491.9 million in 2020 to RMB93,949.9 million in 2021. Revenues from online marketing services and others increased from RMB47,953.8 million in 2020 to RMB72,563.4 million in 2021, primarily attributable to our stronger brand and market position as a result of our branding campaigns, more active merchants offering greater breadth of products and the increase in the number of our buyers and annual spending per buyer. Revenues from transaction services increased from RMB5,787.4 million in 2020 to RMB14,140.4 million in 2021, primarily due to the increase in gross merchandise value. Revenues from merchandise sales increased from RMB5,750.7 million in 2020 to RMB7,246.1 million in 2021.

Costs of revenues

Our costs of revenues increased by 64.5% from RMB19,278.6 million in 2020 to RMB31,718.1 million in 2021, primarily due to the increase in payment processing fees and costs directly attributable to the operation of the Pinduoduo platform and others. The increase in payment processing fees from RMB1,545.6 million in 2020 to RMB3,108.1 million in 2021 was primarily due to the growth of our gross merchandise value. The increase in costs directly attributable to the operation of the Pinduoduo platform and others from RMB17,733.1 million in 2020 to RMB28,610.0 million in 2021 was primarily due to the increase of RMB8,920.3 million in fulfillment fees and merchant support services and the increase of RMB761.6 million in cost and expenses attributable to merchandise sales.

Gross profit

As a result of the foregoing, our gross profit increased to RMB62,231.8 million in 2021, from RMB40,213.2 million in 2020. The improvement was primarily attributable to the continued growth in revenues.

Operating expenses

Our total operating expenses increased by 11.6% from RMB49,593.5 million in 2020 to RMB55,335.1 million in 2021 primarily due to the increase in sales and marketing expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB41,194.6 million in 2020 to RMB44,801.7 million in 2021, primarily attributable to the increase of RMB2,158.9 million in advertising expenses and promotion and coupon expenses and the increase of RMB1,376.9 million in staff related costs. The increase in advertising expenses and promotion and coupon expenses was focused on building our brand awareness and driving user growth and engagement.

General and administrative expenses. Our general and administrative expenses increased slightly from RMB1,507.3 million in 2020 to RMB1,540.8 million in 2021.

Research and development expenses. Our research and development expenses increased substantially from RMB6,891.7 million in 2020 to RMB8,992.6 million in 2021, primarily due to the increase of RMB2,556.9 million in staff related costs. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel.

Operating profit/(loss)

As a result of the foregoing, we recorded operating profit of RMB6,896.8 million in 2021, compared to operating loss of RMB9,380.3 million in 2020.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB2,455.4 million and RMB3,061.7 million in 2020 and 2021, respectively. The increase was primarily attributable to the increase of our time deposits and wealth management products.

Interest expense. We had interest expense of RMB1,231.0 million in 2021, compared to interest expense of RMB757.3 million in 2020, primarily due to the increase of RMB526.0 million in interest expenses related to the convertible bonds’ amortization to face value.

Other income, net. We had other net income of RMB656.3 million in 2021, compared to other net income of RMB193.7 million in 2020, primarily due to the increase in the amount of subsidies received, such as tax refunds, disposal gains and other non-operating income items.

Income tax expense

We had income tax expense of RMB1,933.6 million and nil in 2021 and 2020, respectively.

Share of results of equity investees

We had share of results of equity investees of RMB246.8 million in 2021, compared to RMB83.7 million in 2020.

Net income/(loss)

As a result of the foregoing, we had net income of RMB7,768.7 million in 2021, compared to net loss of RMB7,179.7 million in 2020.

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

Online marketing services

We entered into contractual agreements with certain merchants to provide online marketing services on our online marketplace for which we receive service fees from merchants. We provide merchants with performance-based marketing services that match product listings appearing in search or browser results on our online marketplace. Merchants prepay for online marketing services that are primarily charged on a cost-per-click basis. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings and the online marketing services are completed by us for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

We also provide display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices. In general, the merchants need to prepay for display marketing which is accounted for as customer advances and deferred revenues and revenues are primarily recognized over the period during which the advertising services are provided.

Transaction services

We charge fees expected to receive from transaction services to merchants for sales transactions completed on our platforms, where we do not take control of the products provided by merchants at any point in time during the transactions and do not have latitude over pricing of the merchandise. Revenues related to transaction services are recognized in consolidated statements of comprehensive income/(loss) at a point in time when our service obligations to the merchants are determined to have been completed under each sales transaction upon the confirmation of the receipts of goods by the consumers.

Merchandise sales

In certain cases, we acquire merchandise from suppliers and sell directly to the customers. We act as a principal as we obtain control of the merchandise, are primarily obligated for the merchandise sold to the customers, bear inventory risks and have latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

Incentives provided to the consumers

In order to promote our online marketplace and attract more registered consumers, we at our own discretion provide various forms of incentives, for example, coupons, credits and other subsidies that are not specific to any merchant, to the consumers who are not our customers. Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, we further evaluated the varying features of different incentive programs to determine that whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. Based on that evaluation, we determined that incentives provided to the consumers are not considered as payments to the merchant-customers.

We, at our discretion, issue to the consumers coupons and credits upon completion of certain actions to promote our platforms. The coupons can be used for future purchases of eligible merchandise offered on our online marketplace to reduce purchase price and the credits can be used to redeem cash from us. We recognize the amounts of coupons and credits as marketing expenses when future purchases are completed or when the credits are issued. Other subsidies unconditionally provided to the consumers are recognized as marketing expenses when the related transaction services revenues from merchants are recognized. Certain subsidies are provided to consumers upon their completion of certain actions to promote our platforms, and we record the related costs in marketing expenses upon the completion of such promotion tasks.

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	2020	2021	2022
	RMB	RMB	RMB	US$

Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	28,196,627	28,783,011	48,507,860	7,032,979
Net cash used in investing activities	(38,357,901)	(35,562,365)	(22,361,670)	(3,242,137)
Net cash generated from/(used in) financing activities	51,798,996	(1,875,154)	10,079	1,461
Exchange rate effect on cash, cash equivalents and restricted cash	(139,943)	(145,157)	100,177	14,524
Net increase/(decrease) in cash, cash equivalents and restricted cash	41,497,779	(8,799,665)	26,256,446	3,806,827
Cash, cash equivalents and restricted cash at beginning of the year	33,345,857	74,843,636	66,043,971	9,575,476
Cash, cash equivalents and restricted cash at end of the year	74,843,636	66,043,971	92,300,417	13,382,303

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities. We also raised proceeds from the initial public offering of our ADSs in July 2018, a follow-on offering of our ADSs in February 2019, a convertible senior notes offering in September 2019, a private placement in April 2020, a convertible senior notes offering and a concurrent follow-on offering of our ADSs in November 2020, and a private placement in December 2020. As of December 31, 2022, our cash and cash equivalents were RMB34,326.2 million (US$4,976.8 million). Our cash and cash equivalents primarily consist of cash at banks and other highly liquid investments. As of the same date, we had restricted cash of RMB57,974.2 million (US$8,405.5 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

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

As of December 31, 2022, 27.7% of our cash and cash equivalents were held in China, and 7.9% were held by the VIE and its subsidiaries and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offerings, follow-on offerings, convertible senior notes offerings and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating activities

Net cash generated from operating activities in 2022 was RMB48,507.9 million (US$7,033.0 million), as compared to net income of RMB31,538.1 million (US$4,572.6 million) in the same period. The difference was primarily due to the increase of RMB1,480.7 million (US$214.7 million) in merchant deposits, and an increase of RMB7,004.0 million (US$1,015.5 million) in accrued expenses and other liabilities, partially offset by an increase of RMB2,068.7 million (US$299.9 million) in amounts due from related parties. The increase in merchant deposits and accrued expenses and other liabilities was primarily attributable to our business expansion and the increase of number of merchants on our platforms. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2022 were RMB7,718.4 million (US$1,119.1 million) in share-based compensation expenses and RMB2,224.2 million (US$322.5 million) in depreciation and amortization.

Net cash generated from operating activities in 2021 was RMB28,783.0 million, as compared to net income of RMB7,768.7 million in the same period. The difference was primarily due to the increase of RMB8,686.5 million in payables to merchants, an increase of RMB2,651.2 million in merchant deposits, an increase of RMB3,492.0 million in accrued expenses and other liabilities, and a decrease of RMB1,744.6 million in prepayments and other current assets, partially offset by a decrease of RMB1,422.9 million in amounts due to related parties and a decrease of RMB1,256.4 million in customer advances and deferred revenues. The increase in payables to merchants, merchant deposits and accrued expenses and other liabilities was primarily attributable to our business expansion and the increase of number of merchants on the Pinduoduo platform. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2021 were RMB4,774.7 million in share-based compensation expenses and RMB1,495.4 million in depreciation and amortization.

Net cash generated from operating activities in 2020 was RMB28,196.6 million, as compared to net loss of RMB7,179.7 million in the same period. The difference was primarily due to the increase of RMB23,934.2 million in payables to merchants, an increase of RMB3,085.4 million in merchant deposits, an increase of RMB5,849.1 million in accrued expenses and other liabilities, an increase of RMB1,883.0 million in amounts due to related parties, and an increase of RMB1,817.2 million in customer advances and deferred revenues, partially offset by an increase of RMB4,048.5 million in prepayments and other current assets and an increase of RMB1,636.5 million in amounts due from related parties. The increase in payables to merchants, merchant deposits, accrued expenses and other liabilities and customer advances and deferred revenues was primarily attributable to our business expansion and the increase of number of merchants on the Pinduoduo platform. The principal non-cash item affecting the difference between our net loss and our net cash generated from operating activities in 2020 was RMB3,613.0 million in share-based compensation expenses.

Investing activities

Net cash used in investing activities in 2022 was RMB22,361.7 million (US$ 3,242.1 million), primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB160,414.5 million (US$23,257.9 million), purchase of long-term time deposits, held to maturities and other investments of RMB6,795.8 million (US$985.3 million) and purchases of available-for-sale investments of RMB3,581.9 million (US$519.3 million), partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB141,928.4 million (US$20,577.7 million) and proceeds from sales of long-term time deposits, held to maturities and other investments of RMB7,137.8 million (US$1,034.9 million).

Net cash used in investing activities in 2021 was RMB35,562.4 million, primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB116,639.6 million, purchase of long-term time deposits, held to maturities and other investments of RMB13,628.1 million, and purchase of property, equipment, software and intangible assets of RMB3,287.2 million, partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB97,547.0 million.

Net cash used in investing activities in 2020 was RMB38,357.9 million, primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB86,438.1 million and purchase of long-term time deposits, held to maturities and other investments of RMB6,722.2 million, partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB55,083.4 million.

Financing activities

Net cash generated from financing activities in 2022 was RMB10.1 million (US$1.5 million).

Net cash used in financing activities in 2021 was RMB1,875.2 million, primarily attributable to the repayment of short-term borrowings.

Net cash generated from financing activities in 2020 was RMB51,799.0 million, primarily attributable to the net proceeds from the follow-on offering, net proceeds from issuance of convertible bonds, and proceeds from the private placements.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, convertible bonds obligations, operating lease commitments and investment commitments.

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platforms, furniture, office equipment and leasehold improvement for our office facilities and software. Our capital expenditures were RMB43.0 million in 2020, RMB3,287.2 million in 2021 and RMB635.7 million (US$92.2 million) in 2022.

Our convertible bonds obligations represent our principal payments. Please see “convertible bonds” under Note 11 to our audited consolidated financial statements. Payment due by December 31, 2022 for our convertible bonds obligations amounted to RMB15,505.0 million (US$2,248.0 million).

Our operating lease commitments mainly represent our obligations for leasing offices and warehouses, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 8 to our audited consolidated financial statements. Payment due by December 31, 2022 for our operating lease commitments amounted to RMB1,565.2 million (US$226.9 million).

Our investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. Payment due by December 31, 2022 for our investment commitments amounted to RMB80.0 million (US$11.6 million).

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

Holding Company Structure

PDD Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and its subsidiaries. As a result, PDD Holdings Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

Item 6.           Directors, Senior Management and Employees

A.          Directors and Senior Management

PDD Partnership

To ensure the sustainability and governance of our company and better align them with the interests of our shareholders, our management has established an executive partnership, the PDD Partnership, to help us better manage our business and to carry out our vision, mission and value continuously. The structure of the PDD Partnership is designed to promote people with diverse skillsets but sharing the same core values and beliefs that we hold dear.

The PDD Partnership will be operated under principles, policies and procedures that evolve with our business and encompass the following major aspects:

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

The PDD Partnership’s major rights and functions, such as its right to appoint the executive director to our board and CEO nomination right, will not become effective until the PDD Partnership consists of no less than five limited partners (the “Partnership Condition”). Currently, such rights and functions have yet to come into effect.

Partnership Committee

The Partnership Committee will be the primary management body of the PDD Partnership. The Partnership Committee must consist of no more than five partners, and all decisions of the Partnership Committee will be made by majority vote of the members.

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

Executive Director Appointment and CEO Nomination Right

The PDD Partnership will be entitled to appoint executive directors and nominate and recommend the chief executive officer of our company.

An executive director refers to the director of the company that is (i) neither a director who satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules or Section 303A of the Corporate Governance Rules of the New York Stock Exchange nor a director who is affiliated with or was appointed to our board by a holder or a group of affiliated holders of preferred shares and/or Class A ordinary shares converted from preferred shares of our company prior to our initial public offering, and (ii) maintains an employment relationship with our company. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the PDD Partnership for so long as certain conditions are satisfied. Our board of directors is obligated to cause the executive director candidate duly nominated by the PDD Partnership to be appointed by the board upon the delivery by the PDD Partnership of a written notice (duly executed by the general partner of the PDD Partnership) to us, and such executive director shall serve until expiry of his or her terms, unless removed by the shareholders by ordinary resolutions in accordance with our articles of association, removed by the PDD Partnership or the office is vacated upon, among other things, his or her death or resignation. Our board of directors may, by a majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill vacancy on the board upon resignation of a non-executive director member of the board. If at any time the total number of executive directors on the board nominated by the PDD Partnership is less than two or three, as applicable based on the then board composition, for any reason, the PDD Partnership shall be entitled to appoint such number of executive directors to the board as may be necessary to ensure that the board includes the number of executive directors as required pursuant to our articles of association. Such appointment of the executive directors to the board shall become effective immediately upon the delivery by the PDD Partnership of a written notice to us, without the requirement for any further resolution, vote or approval by the shareholders or the board. Mr. Lei Chen is an executive director of our company.

The chief executive officer candidate nominated by the PDD Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. If the candidate is not appointed by the nominating and corporate governance committee in accordance with our articles of association, the PDD Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or if the nominating and corporate governance committee fails to appoint more than three candidates nominated by the PDD Partnership consecutively, the board of directors may then nominate and appoint any person to serve as the chief executive officer of our company in accordance with our articles of association.

Any partner may propose to the Partnership Committee any qualified individual to stand for nomination for executive director or chief executive officer. The Partnership Committee shall select from the proposed individuals one or more candidates for partnership approval. Nomination by the PDD Partnership of such candidate as the executive director or chief executive officer, as applicable, shall require the affirmative votes of a majority of the partners.

Partner Termination, Retirement and Removal

Partners may elect to retire or withdraw from the PDD Partnership at any time. All partners are required to retire upon reaching the age of sixty or upon termination of their employment. Any partner may be removed upon affirmative vote of a majority of all partners, in the event that the Partnership Committee determines that such partner fails to meet any of the qualifying standards and so recommend to the partnership.

Retired partners upon meeting certain requirements may be designated as honorary partners by the Partnership Committee. Honorary partners may not act as partner, but may be entitled to allocations from the deferred portion of the bonus pool.

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Chen	43	Chairman of the Board of Directors and Co-Chief Executive Officer
Jiazhen Zhao	39	Director and Co-Chief Executive Officer
Anthony Kam Ping Leung	62	Independent Director
Haifeng Lin	46	Director
Qi Lu	61	Independent Director
George Yong-Boon Yeo	68	Independent Director
Jun Liu	40	Vice President of Finance
Junyun Xiao	43	Senior Vice President of Operation
Zhenwei Zheng	39	Senior Vice President of Product Development
Jianchong Zhu	44	General Counsel

Lei Chen is a founding member of our company and has served as our chairman of the board of directors since March 2021 and co-chief executive officer since April 2023. Mr. Chen has also served as our director since July 2020. Mr. Chen served as our chief executive officer from July 2020 to April 2023, as our chief technology officer from 2016 to 2020 and as our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific publisher on the subject of data mining, and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

Jiazhen Zhao is a founding member of our company and has served as our director and co-chief executive officer since April 2023. Mr. Jiazhen Zhao served as a senior vice president from 2018 to 2023. Mr. Zhao has held several leadership roles across our company. He started our Duo Duo Grocery business and led the operations of a few key product categories in the Pinduoduo platform, including agriculture. He also led our supply chain efforts. Mr. Zhao received his bachelor’s degree in e-commerce management from South China University of Technology.

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

Haifeng Lin has served as our director since June 2017. Mr. Lin is currently the head of Tencent Financial Technology and a corporate vice president of Tencent Holdings Limited (HKEx: 00700). Prior to that, he served as general manager of the merger and acquisitions department of Tencent Technology (Shenzhen) Company Limited, an affiliate of Tencent Holdings Limited. From July 2003 to November 2010, Mr. Lin served in different roles in finance, strategy and business operation at Microsoft. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin also serves as a non-executive director of Linklogis Inc. (HKEx: 09959) since October 2019. Mr. Lin received his bachelor’s degree in engineering from Zhejiang University in June 1997 and his master’s degree in business administration from the Wharton School of the University of Pennsylvania in May 2003.

Qi Lu has served as our independent director and chairman of our compensation committee since July 2018. Currently, he is the founding CEO of Miracle Plus and also serves as a director of SAP and a director of Pine Field. He was president and COO of Baidu and the China founding CEO and head of research of Y Combinator China, and prior to that served as Microsoft’s global executive vice president and led Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of its Online Services Division. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. He currently serves as a Visiting Scholar at the Lee Kuan Yew School of Public Policy of the National University of Singapore and is an independent non-executive director of AIA Group Limited (HKEx: 01299) and an independent non-executive director of Creative Technology Ltd. (SGX: C76). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

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

B.          Compensation

In the year ended December 31, 2022, we paid an aggregate of US$2.8 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

Amended and Restated 2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2015 global share plan is referred to as the 2015 Plan in this annual report. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2022, options to purchase 336,255,324 Class A ordinary shares under the 2015 Plan had been granted and were outstanding under the 2015 plan.

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

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is twenty years from the date of a grant.

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

Amended and Restated 2018 Share Incentive Plan

In July 2018, we adopted the 2018 Share Incentive Plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2018 Share Incentive Plan is referred to as the 2018 Plan in this annual report. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2022, options to purchase 175,376,564 Class A ordinary shares and restricted share units representing 81,984,488 Class A ordinary shares had been granted and were outstanding under the 2018 Plan.

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

Exercise of Options. The administration committee determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the administration committee determines at the time of its grant. However, the maximum exercisable term is twenty years from the date of a grant.

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

The following table summarizes, as of December 31, 2022, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A
Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Lei Chen	*	Nominal	September 1, 2016 and September 1, 2020	August 31, 2036 and August 31, 2040
Jiazhen Zhao	*	Nominal	Various dates between February 1, 2016 and October 1, 2022	Various dates between January 31, 2036 and September 30, 2042
Qi Lu	*	Nominal	Various dates between February 1, 2019 and August 1, 2022	Not applicable
George Yong-Boon Yeo	*	Nominal	Various dates between February 1, 2019 and August 1, 2022	Not applicable
Anthony Kam Ping Leung	*	Nominal	Various dates between March 1, 2020 and September 1, 2022	Not applicable
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2035 and August 31, 2036
Zhenwei Zheng	*	Nominal	Various dates from November 1, 2015 to March 1, 2022	Various dates from October 31, 2035 to February 28,2039
Jun Liu	*	Nominal	Various dates from September 1, 2018 to April 1, 2022	Various dates from August 31, 2038 to Mar 31, 2042
Jianchong Zhu	*	Nominal	June 1, 2019	May 31, 2039
All directors and executive officers as a group	68,663,864	Nominal	Various dates between November 1, 2015 and October 1, 2022	Various dates between October 31, 2035 and September 30, 2042

*      Less than 1% of our total ordinary shares outstanding.

As of December 31, 2022, our employees other than members of our senior management as a group held options to purchase 448,020,512 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 76,932,000 Class A ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Anthony Kam Ping Leung, Dr. Qi Lu and Mr. George Yong-Boon Yeo. Mr. Anthony Kam Ping Leung is the chairman of our audit committee. We have determined that Mr. Anthony Kam Ping Leung, Dr. Qi Lu and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Anthony Kam Ping Leung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Dr. Qi Lu and Mr. Anthony Kam Ping Leung. Dr. Qi Lu is the chairman of our compensation committee. We have determined that Dr. Qi Lu and Mr. Anthony Kam Ping Leung each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our co-chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our co-chief executive officers and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. George Yong-Boon Yeo and Dr. Qi Lu. Mr. George Yong-Boon Yeo is the chairman of our nominating and corporate governance committee. Dr. Qi Lu and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors, and shall include (i) two executive directors, if there are no more than five directors, and (ii) three executive directors, if there are more than five but no more than nine directors. The executive directors shall be nominated by the PDD Partnership. Our board of directors is obligated to cause the executive director candidate duly nominated by the PDD Partnership to be appointed by the board upon the delivery by the PDD Partnership of a written notice (duly executed by the general partner of the PDD Partnership) to us. The PDD Partnership is entitled to nominate the chief executive officer of our company, subject to appointment by the nominating and corporate governance committee of our board of directors. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—PDD Partnership.” The office of a director will be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for four consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to the provisions of our memorandum and articles of association.

Board Diversity

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices:	Ireland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2023. As of February 28, 2023, we did not have at least one diverse director because we have not yet identified a suitable candidate. We will continue our search for a suitable candidate in order to increase the diversity of our board.

D.          Employees

Employees

As of December 31, 2022, we had a total of 12,992 employees. We had a total of 7,986 and 9,762 employees as of December 31, 2020 and 2021, respectively.

The following table gives breakdowns of our employees as of December 31, 2022 by function:

As of December 31,
2022
Function:
Sales and marketing	4,590
Product development	6,444
Platform operation	809
Management and administration	1,149
Total	12,992

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 5,314,348,396 Class A ordinary shares and no Class B ordinary Shares outstanding as of February 28, 2023.

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

Class A Ordinary Shares Beneficially Owned**
	Number	%
Directors and Executive Officers**:
Lei Chen	*	*
Jiazhen Zhao	*	*
Anthony Kam Ping Leung	*	*
Haifeng Lin	*	*
Qi Lu	*	*
George Yong-Boon Yeo	*	*
Jun Liu	*	*
Junyun Xiao	*	*
Zhenwei Zheng	*	*
Jianchong Zhu	*	*
All Directors and Executive Officers as a Group	61,396,894	1.2
Principal Shareholders:
Entities affiliated with Zheng Huang(1)	1,409,744,080	26.5
Entities affiliated with Tencent(2)	783,468,116	14.7
Entities affiliated with PDD Partnership(3)	370,772,220	7.0

Notes:

*	Less than 1% of our total outstanding shares.
**

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Represents (i) 1,134,932,140 Class A ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (ii) 274,811,940 Class A ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands. Each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries. Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Steam Water Limited are collectively referred to as entities affiliated with Mr. Huang. The registered address of each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of Steam Water Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 754,359,876 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 473,956 Class A ordinary held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, and (iv) 853,004 Class A ordinary shares held by Distribution Pool Limited, a limited liability company incorporated in British Virgin Islands, as reported in a Schedule 13D/A jointly filed by Tencent Holdings Limited and Tencent Mobility Limited on March 24, 2021. Tencent Mobility Limited, TPP Follow-on I Holding G Limited, Chinese Rose Investment Limited and Distribution Pool Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding G Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Chinese Rose Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited, a business company limited by shares incorporated in the British Virgin Islands. Quantum Dot Limited is a wholly-owned subsidiary of Qubit Partners L.P., an exempted limited partnership formed under the laws of the Cayman Islands. Qubit GP Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands, is the general partner of Qubit Partners L.P. Mr. Zheng Huang is the sole director of Qubit GP Limited and the sole director of Quantum Dot Limited. Quantum Dot Limited, Qubit GP Limited and Qubit Partners L.P. are collectively referred to as entities affiliated with PDD Partnership. The registered address of Quantum Dot Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered address of each of Qubit Partners L.P. and Qubit GP Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of February 28, 2023, a total of 2,418,018,928 Class A ordinary shares were held by three record holders in the United States, representing approximately 45.5% of our total outstanding shares. These record holders included Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.         Major Shareholders and Related Party Transactions

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Agreement and Business Cooperation with Tencent

Strategic Cooperation Framework Agreement. In February 2018, we entered into a Strategic Cooperation Framework Agreement with Tencent, a provider of internet value-added services serving the largest online community in China. Pursuant to the Strategic Cooperation Framework Agreement, Tencent agreed to offer us access points on the interface of Weixin Pay enabling us to utilize traffic from Tencent’s Weixin Pay. In addition, we and Tencent have agreed to cooperate in a number of areas including payment solutions, cloud services and user engagement, and to explore and pursue additional opportunities for potential cooperation. Tencent agreed to provide us with Weixin payment services and charge the payment processing fee corresponding to each transaction payment through Weixin Wallet on the Pinduoduo platform at a rate no higher than the normal rate of its payment solutions charged to third parties. Tencent also agreed to share technical and administrative resources with us and make reasonable efforts to provide support in a variety of professional areas, such as talent recruiting, training and technical resources. The Strategic Cooperation Framework Agreement has a term of five years.

Business Cooperation with Tencent. Tencent has been a principal shareholder of us since February 2017. In 2020, 2021 and 2022, we purchased from Tencent certain services, including payment processing, advertising and cloud services, in the total amount of RMB10,541.5 million, RMB8,416.6 million and RMB7,061.1 million (US$1,023.8 million), respectively. As of December 31, 2020, 2021 and 2022, we had a receivable balance from Tencent in the amount of RMB3,177.5 million, RMB2,803.3 million and RMB2,763.9 million (US$400.7 million), respectively, and a payable balance to Tencent in the amount of RMB3,370.9 million, RMB1,916.5 million and RMB1,539.7 million (US$223.2 million), respectively. In 2021, we purchased certain computer equipment from Tencent for a total amount of RMB1,833.5 million.

Passive Investments in Related-Party Funds

The Company had set up funds as a limited partner with related parties to invest in privately-held companies. However, these related parties ceased to be affiliated with the Company after the fourth quarter of 2022. As of December 31, 2020, 2021 and 2022, the carrying amount for the investments was RMB252.4 million, RMB332.6 million and RMB355.7 million (US$51.6 million).

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party online payment service providers, we facilitated Messrs. Lei Chen and Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing interest-free loans in the aggregate amount of RMB697.6 million (US$101.1 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Messrs. Lei Chen and Zhenwei Zheng.

As of December 31, 2022, Ningbo Hexin beneficially owned 50.01% equity interests in Shanghai Fufeitong. Subject to compliance with applicable laws and regulations and approval by relevant regulatory authorities, Hangzhou Aimi may require Ningbo Hexin to repay the loans at any time and use the proceeds to pay for the limited partnership interests in Ningbo Hexin. As of December 31, 2022, the loans were still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As of December 31, 2022, we had a receivable balance from Shanghai Fufeitong and its affiliates of RMB2,856.9 million (US$414.2 million), and a payable balance to Shanghai Fufeitong and its affiliates of RMB136.7 million (US$19.8 million).

C.          Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to product quality complaints, breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. For example, in July 2018, a complaint was filed against us in the U.S. federal court alleging contributory trademark infringement and unfair competition based on certain allegedly counterfeit and unauthorized merchandise sold by merchants to U.S. consumers on the Pinduoduo platform. In August 2019, the court dismissed all claims against us. In February 2020, the District Court awarded the Company a fee award and entered final judgment.  The time period for plaintiff to appeal the dismissal of the amended complaint and the fee award expired, but plaintiff would not confirm that it would pay the fee award, and plaintiff’s U.S. counsel in the litigation stated that it no longer represents plaintiff in this matter.  Accordingly, starting in April 2020, the Company commenced efforts to enforce the judgment.  Those efforts were successful, and in November 2020, the plaintiff paid the Company the full amount of the judgment plus additional interest for the delay.  The Company filed a Satisfaction of Judgment with the District Court, and the matter is now closed.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Our articles of association provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our articles of association that relate to or have an impact upon: (i) the right of the PDD Partnership to appoint executive directors and nominate the chief executive officer candidate of our company as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—PDD Partnership—Executive Director Appointment and CEO Nomination Right,” and (ii) the procedures regarding the election, appointment and removal of directors or size of the board. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our articles of association.

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

We believe that PDD Holdings Inc. is not a PRC resident enterprise for PRC tax purposes. PDD Holdings Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that PDD Holdings Inc. meets all of the conditions above. PDD Holdings Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that PDD Holdings Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of PDD Holdings Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that PDD Holdings Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we are able to direct the activities of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future.

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

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning the VIE for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares.

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

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq Global Select Market and is considered readily tradeable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

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

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued U.S. Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://investor.pddholdings.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.          Subsidiary Information

Not applicable.

J.         Annual Report to Security Holders

Not applicable.

Item 11.        Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

A significant portion of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Up to US$0.05 per ADS issued

• Distribution of cash dividends	Up to US$0.05 per ADS cancelled

• Distribution of cash entitlements (other than cash dividends)	Up to US$0.05 per ADS held

• and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depository and us. We did not receive any reimbursement from the depositary for the year ended December 31, 2022, but we received from the depository the net payment of US$5.8 million in January 2023.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our co-chief executive officer and vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our co-chief executive officer and vice president of finance, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and vice president of finance, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our co-chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.    Audit Committee Financial Expert

Our board of directors has determined that Mr. Anthony Kam Ping Leung, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.    Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2018. We have posted a copy of our code of business conduct and ethics on our website at http://investor.pddholdings.com.

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2021	2022
	US$	US$

	(in thousands)
Audit fees(1)	3,099	3,042
All other fees(2)	71	74
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, issue of comfort letters in connection with our initial public offering, follow-on offering, and issuance of unsecured senior notes, assistance with and review of documents filed with the SEC.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit Fees.”

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

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, under Cayman Islands law, we are not required to (i) have a majority of independent directors in our board of directors, or (ii) obtain shareholders’ approval for material amendment to any share incentive plan. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Item 16H.    Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, PDD Holdings Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report.

To our knowledge, no Cayman Islands governmental entities own any shares of PDD Holdings Inc. as of the date of this annual report.

To our knowledge, no PRC governmental entities own any shares of PDD Holdings Inc. or the VIE as of the date of this annual report. Therefore, PRC governmental entities do not have a controlling financial interest in PDD Holdings Inc. or the VIE as of the date of this annual report.

To our knowledge, no member of the board of directors of PDD Holdings Inc., our operating entities or the VIE is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of PDD Holdings Inc. or the VIE contains any charter of the Chinese Communist Party.

Item 16J.Insider Trading Policies

Not applicable.

PART III

Item 17.       Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.       Financial Statements

The consolidated financial statements of PDD Holdings Inc., its subsidiaries and its consolidated variable interest entity are included at the end of this annual report.

Item 19.       Exhibits

Exhibit Number	Description of Document

1.1

Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K furnished with the Securities and Exchange Commission on February 9, 2023 (File No. 001-38591))

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to the Rule 424(b)(3) registration statement on Form F-6 filed with the Securities and Exchange Commission on February 10, 2023 (File No. 333-226185))

2.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

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

Exhibit Number	Description of Document

2.5

Indenture dated as of September 27, 2019 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed on April 24, 2020 (File No. 001-38591))

2.6

Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

2.7

First Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

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

4.1*	Amended and Restated 2015 Global Share Plan

4.2*	Amended and Restated 2018 Share Incentive Plan

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.5

English translation of the Shareholders’ Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.6

English translation of the Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.8

English translation of the Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated July 15, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

4.9	English translation of the Spousal Consent Letter (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.3*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed with this Annual Report on Form 20-F.

**  Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDD Holdings Inc.

	By:	/s/ Lei Chen
		Name:	Lei Chen
		Title:	Chairman of the Board of Directors
and Co-Chief Executive Officer

Date: April 26, 2023

PDD HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PDD Holdings Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2023 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As described in Note 11 to the consolidated financial statements, the Company changed its method for accounting for the convertible bonds in the year ended December 31, 2022.

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

As described in Note 2 to the consolidated financial statements, the Company at its own discretion provides various forms of incentives, to consumers who are not customers of the Company to promote its online marketplace and attract more registered consumers. These incentives, including coupons, credits and other subsidies that are not specific to any merchants, can be used by the consumers to purchase merchandises provided on the Company’s online marketplace at reduced prices or to redeem cash from the Company. Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, the Company further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to consumers on behalf of merchants. Based on that evaluation, the Company determined that incentives provided to the consumers are not considered as payments to the merchant-customers.

Auditing the classification of the Company’s incentives provided to consumers was complex due to judgement involved in analyzing the varying features in the different incentive programs. This included evaluating the Company’s determination of whether the incentives provided represent implicit obligations to the consumers on behalf of the merchants and if so, the incentives should be considered as payments to customers. Such determination is used in the process of evaluating the classification of the costs associated with the incentives as sales and marketing expenses or net of revenues.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s classification of the incentives. For example, we tested the controls over the management’s review of the analysis of the varying features in the incentive programs for the appropriate classification of the incentives.

To audit the classification of incentives provided to the consumers, we assessed and compared the incentive classification in the consolidated financial statements for consistency with the Company’s accounting policies and underlying documentation.  We also evaluated management’s judgement applied in determining whether the terms and conditions underlying the incentive programs create any implicit obligations of the Company to incentivize the consumers on behalf of the merchants. In addition, we assessed the adequacy of the Company’s disclosures included in Note 2 to the consolidated financial statements regarding the classification of incentives provided to the consumers.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited PDD Holdings Inc.’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PDD Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 26, 2023 expressed an unqualified opinion thereon.

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

April 26, 2023

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		6,426,715	34,326,192	4,976,830
Restricted cash		59,617,256	57,974,225	8,405,473
Receivables from online payment platforms		673,737	587,696	85,208
Short-term investments	4	86,516,618	115,112,554	16,689,751
Amounts due from related parties	18	4,250,155	6,318,830	916,144
Prepayments and other current assets	5	3,424,687	2,298,379	333,235
Total current assets		160,909,168	216,617,876	31,406,641
Non-current assets
Property, equipment and software, net	6	2,203,323	1,044,847	151,489
Intangible assets	7	701,220	134,002	19,428
Right-of-use assets	8	938,537	1,416,081	205,312
Deferred tax assets	17	31,504	1,045,030	151,515
Other non-current assets	9	16,425,966	16,862,117	2,444,777
Total non-current assets		20,300,550	20,502,077	2,972,521
Total Assets		181,209,718	237,119,953	34,379,162

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,962,029 and RMB1,671,246 (US$242,308) as of December 31, 2021 and 2022, respectively)	18	1,963,007	1,676,391	243,054
Customer advances and deferred revenues (including customer advances and deferred revenues of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,158,738 and RMB1,369,573 (US$198,569) as of December 31, 2021 and 2022, respectively)	15	1,166,764	1,389,655	201,481
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB61,947,517 and RMB62,006,946 (US$8,990,162) as of December 31, 2021 and 2022, respectively)		62,509,714	63,316,695	9,180,058
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB9,360,166 and RMB11,817,208 (US$1,713,334) as of December 31, 2021 and 2022, respectively)	10	14,085,513	20,960,723	3,039,019
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB13,360,409 and RMB14,681,913 (US$2,128,677) as of December 31, 2021 and 2022, respectively)		13,577,552	15,058,229	2,183,238
Convertible bonds, current portion	11	—	13,885,751	2,013,245
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB138,667 and RMB156,776 (US$22,730) as of December 31, 2021 and 2022, respectively)	8	427,164	602,036	87,287
Total current liabilities		93,729,714	116,889,480	16,947,382
Non-current liabilities
Convertible bonds	11	11,788,907	1,575,755	228,463
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB305,068 and RMB290,412 (US$42,106) as of December 31, 2021 and 2022, respectively)	8	544,263	870,782	126,252
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB19,217 and nil as of December 31, 2021 and 2022, respectively)	17	31,291	13,025	1,888
Other non-current liabilities		996	—	—
Total non-current liabilities		12,365,457	2,459,562	356,603
Total liabilities		106,095,171	119,349,042	17,303,985
Commitments and contingencies	22

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 5,057,542,676 and 5,278,348,396 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	13	161	170	25
Additional paid-in capital		95,340,819	99,250,468	14,389,965
Statutory reserves		—	5,000	725
Accumulated other comprehensive (loss)/income	14	(2,519,900)	3,322,238	481,679
(Accumulated deficits)/retained earnings		(17,706,533)	15,193,035	2,202,783
Total shareholders’ equity		75,114,547	117,770,911	17,075,177
Total liabilities and shareholders’ equity		181,209,718	237,119,953	34,379,162

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$

Revenues (including services provided to a related party of nil, nil and RMB10,765 (US$1,561) for the years ended December 31, 2020, 2021 and 2022, respectively)	15	59,491,865	93,949,939	130,557,589	18,929,071
Costs of revenues (including services received from related parties of RMB4,570,292, RMB5,166,381 and RMB5,353,661 (US$776,208) for the years ended December 31, 2020, 2021 and 2022, respectively)		(19,278,641)	(31,718,093)	(31,462,298)	(4,561,604)
Gross profit		40,213,224	62,231,846	99,095,291	14,367,467

Sales and marketing expenses (including services received from a related party of RMB4,166,230, RMB2,857,063 and RMB2,004,654 (US$290,648) for the years ended December 31, 2020, 2021 and 2022, respectively)		(41,194,599)	(44,801,720)	(54,343,719)	(7,879,099)
General and administrative expenses		(1,507,297)	(1,540,774)	(3,964,935)	(574,862)
Research and development expenses (including services received from related parties of RMB1,850,321, RMB604,605 and RMB356,789 (US$51,730) for the years ended December 31, 2020, 2021 and 2022, respectively)		(6,891,653)	(8,992,590)	(10,384,716)	(1,505,642)
Total operating expenses		(49,593,549)	(55,335,084)	(68,693,370)	(9,959,603)

Operating (loss)/profit		(9,380,325)	6,896,762	30,401,921	4,407,864

Interest and investment income, net		2,455,366	3,061,662	3,997,100	579,525
Interest expenses		(757,336)	(1,231,002)	(51,655)	(7,489)
Foreign exchange gain/(loss)		225,197	71,750	(149,710)	(21,706)
Other income, net		193,702	656,255	2,221,358	322,066

(Loss)/profit before income tax and share of results of equity investees		(7,263,396)	9,455,427	36,419,014	5,280,260
Income tax expenses	17	—	(1,933,585)	(4,725,667)	(685,157)
Share of results of equity investees	9	83,654	246,828	(155,285)	(22,514)
Net (loss)/income		(7,179,742)	7,768,670	31,538,062	4,572,589

Net (loss)/income attributable to ordinary shareholders		(7,179,742)	7,768,670	31,538,062	4,572,589

(Loss)/earnings per share:	19
Basic		(1.51)	1.55	6.24	0.90
Diluted		(1.51)	1.36	5.48	0.79
Shares used in (loss)/earnings per share computation:
Basic		4,768,343,300	5,012,651,334	5,057,540,124	5,057,540,124
Diluted		4,768,343,300	5,713,764,297	5,761,291,439	5,761,291,439
Other comprehensive (loss)/income
Foreign currency translation difference, net of tax of nil		(2,495,958)	(1,472,172)	5,860,304	849,664
Unrealized losses on available-for-sale investments, net of tax		—	—	(18,166)	(2,634)
Total other comprehensive (loss)/income		(2,495,958)	(1,472,172)	5,842,138	847,030

Comprehensive (loss)/income		(9,675,700)	6,296,498	37,380,200	5,419,619

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders’
	Notes	shares	shares	capital	income/(loss)	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866
Net loss		—	—	—	—	(7,179,742)	(7,179,742)
Foreign currency translation difference		—	—	—	(2,495,958)	—	(2,495,958)
Issuance of ordinary shares for private placements	13	150,810,912	5	11,063,334	—	—	11,063,339
Follow-on offering	13	132,020,000	5	26,805,433	—	—	26,805,438
Conversion of the convertible bonds into ordinary shares	11	9,900,368	1	317,541	—	—	317,542
Equity component of convertible bonds	11	—	—	3,405,360	—	—	3,405,360
Shares issued to depository bank	19	12,050,000	—	—	—	—	—
Exercise of share-based awards		4,950,492	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank		(4,950,492)	—	—	—	—	—
Share-based compensation	16	—	—	3,613,043	—	—	3,613,043
Balance as of December 31, 2020		4,954,809,968	159	86,698,660	(1,047,728)	(25,475,203)	60,175,888

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	Total shareholders’
	Notes	shares	shares	capital	income/(loss)	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		4,954,809,968	159	86,698,660	(1,047,728)	(25,475,203)	60,175,888
Net income		—	—	—	—	7,768,670	7,768,670
Foreign currency translation difference		—	—	—	(1,472,172)	—	(1,472,172)
Conversion of the convertible bonds into ordinary shares	11	62,732,708	2	3,867,054	—	—	3,867,056
Shares issued to depository bank	19	40,000,000	—	—	—	—	—
Exercise of share-based awards		24,395,952	—	375	—	—	375
Settlement of share-based compensation with shares held by depository bank		(24,395,952)	—	—	—	—	—
Share-based compensation	16	—	—	4,774,730	—	—	4,774,730
Balance as of December 31, 2021		5,057,542,676	161	95,340,819	(2,519,900)	(17,706,533)	75,114,547

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other	(Accumulated	Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	deficits)/retai	shareholders’
	Notes	shares	shares	capital	reserves	(loss)/income	ned earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		5,057,542,676	161	95,340,819	—	(2,519,900)	(17,706,533)	75,114,547
Cumulative effect of change in accounting principle	11	—	—	(3,818,926)	—	136,096	1,366,506	(2,316,324)
Balance as of January 1, 2022		5,057,542,676	161	91,521,893	—	(2,383,804)	(16,340,027)	72,798,223
Net income		—	—	—	—	—	31,538,062	31,538,062
Foreign currency translation difference		—	—	—	—	5,724,208	—	5,724,208
Net change in unrealized losses on available-for-sale debt securities		—	—	—	—	(18,166)	—	(18,166)
Shares issued to depository bank	19	220,805,720	—	—	—	—	—	—
Exercise of share-based awards		241,135,744	9	10,210	—	—	—	10,219
Settlement of share-based compensation with shares held by depository bank		(241,135,744)	—	—	—	—	—	—
Share-based compensation	16	—	—	7,718,365	—	—	—	7,718,365
Appropriation to statutory reserves		—	—	—	5,000	—	(5,000)	—
Balance as of December 31, 2022		5,278,348,396	170	99,250,468	5,000	3,322,238	15,193,035	117,770,911
Balance as of December 31, 2022 (US$)			25	14,389,965	725	481,679	2,202,783	17,075,177

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data))

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss)/income	(7,179,742)	7,768,670	31,538,062	4,572,589
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Interest expense	757,336	1,231,002	51,655	7,489
Allowance for credit losses	43,434	49,300	118,384	17,164
Depreciation and amortization	651,523	1,495,380	2,224,169	322,474
Deferred income tax, net	—	(213)	(1,028,586)	(149,131)
Amortization of right-of-use assets	148,945	348,863	510,915	74,076
Interest and investment gain, net	(469,486)	(146,972)	(606,447)	(87,927)
Loss/(gain) on disposal of property and equipment	24	(258)	10,697	1,551
Share-based compensation	3,613,043	4,774,730	7,718,365	1,119,058
Foreign exchange (gain)/loss	(225,197)	(71,750)	149,710	21,706
Share of results of equity investees	(83,654)	(246,828)	155,285	22,514
Fair value change of investments	(104,068)	22,170	242,236	35,121
Gain on extinguishment of convertible bonds	(5,188)	(2,788)	—	—

Changes in operating assets and liabilities:
Receivables from online payment platforms	321,426	55,811	86,041	12,475
Amounts due from related parties	(1,636,541)	(10,086)	(2,068,675)	(299,930)
Prepayments and other current assets	(4,048,536)	1,744,645	758,282	109,941
Customer advances and deferred revenues	1,817,220	(1,256,426)	222,891	32,316
Amounts due to related parties	1,882,971	(1,422,856)	(286,616)	(41,555)
Payable to merchants	23,934,151	8,686,493	749,373	108,649
Accrued expenses and other liabilities	5,849,148	3,492,038	7,003,998	1,015,484
Merchant deposits	3,085,407	2,651,233	1,480,677	214,678
Lease liabilities	(137,936)	(354,123)	(487,068)	(70,618)
Other non-current assets	(13,182)	(23,102)	(34,492)	(5,001)
Other non-current liabilities	(4,471)	(1,922)	(996)	(144)
Net cash generated from operating activities	28,196,627	28,783,011	48,507,860	7,032,979
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term time deposits, held to maturities and other investments	(86,438,068)	(116,639,550)	(160,414,453)	(23,257,909)
Proceeds from sales of short-term time deposits, held to maturities and other investments	55,083,390	97,547,038	141,928,351	20,577,677
Purchases of available-for-sale investments	—	—	(3,581,868)	(519,322)
Purchase of long-term time deposits, held to maturities and other investments	(6,722,228)	(13,628,052)	(6,795,838)	(985,305)
Proceeds from sales of long-term time deposits, held to maturities and other investments	—	—	7,137,814	1,034,886
Purchase of property, equipment and software and intangible assets	(43,046)	(3,287,232)	(635,716)	(92,170)
Proceeds from disposal of property and equipment	51	394	40	6
Loans to a related party	(238,000)	—	—	—
Others	—	445,037	—	—
Net cash used in investing activities	(38,357,901)	(35,562,365)	(22,361,670)	(3,242,137)
CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from the follow-on offerings	26,805,438	—	—	—
Proceeds from the private placements	11,063,339	—	—	—
Net proceeds from the issuance of convertible bonds	13,024,199	—	—	—
Proceeds from short-term borrowings	1,828,923	—	—	—
Repayment of short-term borrowings	(922,897)	(1,875,472)	—	—
Others	(6)	318	10,079	1,461
Net cash generated from/(used in) financing activities	51,798,996	(1,875,154)	10,079	1,461
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(139,943)	(145,157)	100,177	14,524
Increase/(decrease) in cash, cash equivalents and restricted cash	41,497,779	(8,799,665)	26,256,446	3,806,827
Cash, cash equivalents and restricted cash at beginning of the year	33,345,857	74,843,636	66,043,971	9,575,476
Cash, cash equivalents and restricted cash at end of the year	74,843,636	66,043,971	92,300,417	13,382,303
Supplement disclosure of cash flow information：
Interest received	1,881,812	2,936,860	3,567,738	517,273
Income taxes paid	—	—	4,881,252	707,715

Supplement disclosure of non-cash operating activities：
Recognition of right-of-use assets and lease liabilities	265,821	704,142	1,068,063	154,855

Supplement disclosure of non-cash investing activities：
Purchase of property, equipment and software included in accrued expenses and other liabilities	162,641	194,385	136,411	19,778
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	22,421,189	6,426,715	34,326,192	4,976,830
Restricted cash	52,422,447	59,617,256	57,974,225	8,405,473
Total cash, cash equivalents and restricted cash in the statements of cash flows	74,843,636	66,043,971	92,300,417	13,382,303

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization

PDD Holdings Inc. (the ‘‘Company’’), formerly known as Pinduoduo Inc., was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the merchandise sales and the provision of online marketplace to help merchants leverage the power of the internet to engage with their customers in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE.

As of December 31, 2022, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

			Percentage of
	Date of	Place of	ownership by the		Principal
Entity	incorporation	incorporation	Company		activities
			Direct	Indirect
Subsidiaries:
HongKong Walnut Street Limited (“Walnut HK”)	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd. (“Hangzhou Weimi” or the “WFOE”)	May 28, 2015	PRC	100%	—	Technology research and development
Walnut Street (Shanghai) Information Technology Co., Ltd. (“Walnut Shanghai”)	January 25,2018	PRC	100%	—	Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd. (“Xinzhijiang”)	April 25, 2018	PRC	100%	—	E-commerce platform
Shanghai Yucan Information Technology Co., Ltd.	September 14, 2020	PRC	100%	—	E-commerce platform

VIE:
Hangzhou Aimi Network Technology Co., Ltd. (“VIE”)	April 14, 2015	PRC	—	100%	E-commerce platform

VIE’s subsidiary:
Shanghai Xunmeng Information Technology Co., Ltd. (“Shanghai Xunmeng”)	January 9, 2014	PRC	—	100%	E-commerce platform

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts the majority of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company directs the activities of the VIE through a series of contractual arrangements (the “Contractual Agreements’’). The equity interests of the VIE are legally held by PRC individuals (the ‘‘Nominee Shareholders’’). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Exclusive Option Agreements Pursuant to the Exclusive Option Agreements entered into among the Nominee Shareholders, the VIE and the WFOE, Nominee Shareholders irrevocably granted WFOE an exclusive call option to purchase, or have its designated person(s) to purchase their equity interests in the VIE. The WFOE has the sole discretion as to when to exercise the options, whether in part or full. The exercise price of the options to purchase all or part of the equity interests in the VIE will be all or part of the VIE’s assets at the book value of such assets, or the minimum amount of consideration permitted by the applicable PRC laws, whichever is higher. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. The Exclusive Option Agreements will remain in effect until all the equity interests in VIE held by Nominee Shareholders are transferred to the WFOE or its designated party. The WFOE may terminate the Exclusive Option Agreements at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreements.

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

PDD HOLDINGS INC.

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

The Proxy Agreement was assigned by the WFOE to the Company. The Company and the VIE entered into a financial support undertaking letter pursuant to which, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to direct the activities of its VIE, and the Group’s ability to conduct its business may be negatively affected.

The VIE and its subsidiaries contributed to 65.1%, 59.3% and 56.2% of the Group’s consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIE and its subsidiaries accounted for an aggregate of 48.7% and 53.0%, respectively of the consolidated total assets, and 83.2% and 77.1%, respectively of the consolidated total liabilities.

Other revenue-producing assets held by the VIE and its subsidiaries mainly include licenses, such as the internet content provision license and internally-developed intangible assets including trademarks, patents, copyrights and domain names.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

The following tables represent the financial information for the VIE and its subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	2,430,440	2,725,249	395,124
Restricted cash	59,402,079	57,955,328	8,402,733
Receivables from online payment platforms	668,953	426,193	61,792
Short-term investments	12,306,340	45,273,907	6,564,099
Amounts due from related parties (i)	4,198,391	6,106,160	885,310
Amounts due from Group companies	40,425,872	34,810,132	5,046,995
Prepayments and other current assets	1,330,772	1,280,559	185,664
Total current assets	120,762,847	148,577,528	21,541,717

Non-current assets
Property, equipment and software, net	2,116,566	950,273	137,777
Intangible asset	27,163	24,155	3,502
Right-of-use assets	417,455	426,429	61,826
Deferred tax assets	19,908	14,556	2,110
Other non-current assets	5,300,938	10,444,964	1,514,377
Total non-current assets	7,882,030	11,860,377	1,719,592
Total assets	128,644,877	160,437,905	23,261,309

	As of December 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Amounts due to related parties (i)	1,962,029	1,671,246	242,308
Amounts due to Group companies	27,978,153	22,452,033	3,255,239
Customer advances and deferred revenues	1,158,738	1,369,573	198,569
Payable to merchants	61,947,517	62,006,946	8,990,162
Accrued expenses and other liabilities	9,360,166	11,817,208	1,713,334
Merchant deposits	13,360,409	14,681,913	2,128,677
Lease liabilities	138,667	156,776	22,730
Total current liabilities	115,905,679	114,155,695	16,551,019
Lease liabilities	305,068	290,412	42,106
Deferred tax liabilities	19,217	—	—
Total non-current liabilities	324,285	290,412	42,106
Total liabilities	116,229,964	114,446,107	16,593,125

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net revenues from
Group companies	12,602,673	22,136,726	30,199,788	4,378,558
External	38,749,188	55,740,613	73,431,914	10,646,626
Net revenues	51,351,861	77,877,339	103,631,702	15,025,184
Net income	2,552,665	15,169,180	33,595,051	4,870,825
(i)	Information with respect to related parties is discussed in Note 18.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash generated from operating activities	29,379,799	34,365,025	25,650,939	3,719,037
Net cash used in investing activities	(11,802,074)	(26,828,581)	(43,513,150)	(6,308,814)
Net cash generated from/(used in) financing activities	7,818,632	(1,445,969)	16,710,269	2,422,761
Net increase/(decrease) in cash, cash equivalents and restricted cash	25,396,357	6,090,475	(1,151,942)	(167,016)

As of December 31, 2022, there are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves, which were RMB121,000 and RMB5,889, respectively, as of December 31, 2022. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

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

PDD HOLDINGS INC.

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

(d)Foreign currency

The functional currency of the Company and its major overseas subsidiaries is the US$. The Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE determined their functional currencies to be RMB based on the criteria of ASC 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency.

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

(e)Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 30, 2022, the last business day in December 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

(g)Restricted cash

Restricted cash mainly represents cash received from consumers and reserved in a bank supervised account for payments to merchants.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(h)Investments

The Group’s short-term investments and long-term investments included in other non-current assets primarily consist of time deposits, held-to-maturity debt securities, investment in convertible bonds, available-for-sale debt securities and equity-method investments. The classification of an investment is determined based on the Group’s ability and intent to hold the investment, the nature of the investment, and the degree to which the Group may exercise influence over the investee. All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Long-term debt securities with maturities of greater than twelve months, that the Group has positive intent and ability to hold to maturity, which are stated at amortized cost, are classified as other non-current assets.

Investments in debt securities that the Group has positive intent and ability to hold to maturity are categorized as “held to maturity”. Wealth management products with the intention to sell in the near term are classified as trading securities and measured at fair value. Any realized gains or losses on the sale of the held-to-maturity debt securities and trading securities are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the investments are recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income/(loss).

The Group has elected the fair value option for investment in convertible bonds in accordance with ASC Subtopic 825-10 (“ASC 825-10”), Recognition and Measurement of Financial Assets and Financial Liabilities. The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized and unrealized gains or losses recorded in “Interest and investment income, net” on the consolidated statements of comprehensive income/(loss).

The Group accounts for available-for-sale debt securities in accordance with ASC Topic 320, Investments-Debt Securities. Available-for-sale debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income/(loss). The net carrying value of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is computed using the effective interest method and included in interest income.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(i)Property, equipment and software, net

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

(j)Impairment of long-lived assets other than goodwill

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(k)Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from/to related parties, merchant deposits, payables to merchants, short-term investments, long-term time deposits and debt securities and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximate to their respective fair values because of the general short maturities. The carrying amounts of time deposits and long-term held-to-maturity debt securities approximate to fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of convertible bonds that are not reported at fair value are disclosed in Note 12.

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

(l)Revenue recognition

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(l)Revenue recognition (Continued)

Online marketing services

The Group entered into contractual agreements with certain merchants to provide online marketing services on the Group’s online marketplace for which the Group receives service fees from merchants. The Group provides merchants with performance-based marketing services that match product listings appearing in search or browser results on the Group’s online marketplace. Merchants prepay for online marketing services that are primarily charged on a cost-per-click basis. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings and the online marketing services are completed by the Group for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

The Group also provides display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices. In general, the merchants need to prepay for display marketing which is accounted for as customer advances and deferred revenues and revenues are primarily recognized over the period during which the advertising services are provided.

Transaction services

The Group charges fees expected to receive from transaction services to merchants for sales transactions completed on our platforms, where the Group does not take control of the products provided by merchants at any point in time during the transactions and do not have latitude over pricing of the merchandise. Revenues related to transaction services are recognized in consolidated statements of comprehensive income/(loss) at a point in time when the Group’s service obligations to the merchants are determined to have been completed under each sales transaction upon the confirmation of the receipts of goods by the consumers.

Merchandise sales

The Group in certain cases acquires the merchandises from suppliers and sells directly to the customers. The Group acts as a principal as it obtains control of the merchandises, is primarily obligated for the merchandise sold to the customers, bears inventory risks and has the latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(l)Revenue recognition (Continued)

Incentives provided to the consumers

In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion provides various forms of incentives, for example, coupons, credits and other subsidies that are not specific to any merchant, to the consumers who are not customers of the Group. Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, the Group further evaluated the varying features of different incentive programs to determine that whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. Based on that evaluation, the Group determined that incentives provided to the consumers are not considered as payments to the merchant-customers.

The Group at its discretion issues to the consumers coupons and credits upon completion of certain actions to promote the Group’s platform. The coupons can be used for future purchases of eligible merchandise offered on the Group’s online marketplace to reduce purchase price and the credits can be used to redeem cash from the Group. The Group recognizes the amounts of coupons and credits as marketing expenses when future purchases are completed or when the credits are issued. Other subsidies unconditionally provided to the consumers are recognized as marketing expenses when the related transaction services revenues from merchants are recognized. Certain subsidies are provided to consumers upon their completion of certain actions to promote the platform, and the Group records the related costs in marketing expenses upon the completion of such promotion tasks.

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

(p)Advertising expenditures

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB39,297,890, RMB41,456,838 and RMB49,971,418 (US$7,245,175) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(r)Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such amounts are recognized as “Other income, net” upon receipt and when all conditions attached to the grants are fulfilled.

(s)Credit loss

The Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020, using the modified retrospective transition method. The Group’s allowance for credit losses as of December 31, 2021 and 2022 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by the coronavirus (COVID-19) pandemic and other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(t)Leases

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s lease portfolio consisted entirely of operating leases as of December 31, 2020, 2021 and 2022. The Group’s leases do not contain any residual value guarantees or material restrictive covenants. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

At the commencement date of an operating lease, the Group records a right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group’s lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option. The Group accounts for lease and non-lease components separately.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(u)Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740(‘‘ASC 740’’), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income/(loss) as income tax expenses.

(v)Share-based compensation

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

(w)Employee benefit expenses

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

(x)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss), foreign currency translation difference and unrealized holding losses associated with the available-for-sale debt securities and is presented in the consolidated statements of comprehensive income/(loss).

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(y)Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted share unites (‘‘RSUs’’) and shares issuable upon the exercise of share options using the treasury stock method, and conversion of convertible bonds using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the ‘‘Ordinary Shares’’) as each class of shares has the same rights to undistributed and distributed earnings.

(z)Segment reporting

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

(aa)Recent accounting pronouncements

The Group does not expect the adoption of any recently issued accounting pronouncements to have a material impact on the financial statements.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.Concentration of Risks

(a)Concentration of credit risk

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties, short-term investments, and long-term debt investments. As of December 31, 2021 and 2022, a majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 18), unsecured and denominated in RMB and US$, derived from transactions on the Group’s online marketplace to consumers, are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

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

(i)Business supplier risk - the purchases from Tencent Group accounted for over 10% of the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022. Please refer to Note 18 for disclosure of the related party transactions.
(ii)Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2020, 2021 and 2022.
(iii)Economic risk - the Group’s operations could be adversely affected by significant political, economic and social changes.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.Concentration of Risks (Continued)

(c)Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation)/appreciation of the US$ against RMB was approximately (6.5)%, (2.3)% and 9.2% for the years ended December 31, 2020, 2021 and 2022, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments and long-term debt investments, are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

4.Short-term Investments

Short-term investments classification as of December 31, 2021 and 2022 were shown as below:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Time deposits and held-to-maturity debt securities	86,203,296	113,872,353	16,509,939
Trading securities	313,322	6,917	1,003
Investments in convertible bonds	—	1,233,284	178,809
	86,516,618	115,112,554	16,689,751

The gross unrecognized holding gains or loss on the held-to-maturity debt securities was nil as of December 31, 2021 and 2022.

The cost of trading securities was RMB300,000 and RMB6,828 (US$990), with net unrealized gain of RMB13,322 and RMB89 (US$13) as of December 31, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, interest income related to time deposits and held-to-maturity debt securities was RMB1,175,842, RMB1,093,654 and RMB2,442,413 (US$354,117), respectively.

The Group invested in convertible bonds issued by a third party in 2020, which is accounted for under the fair value option and reclassified from other non-current assets (Note 9) to short-term investments during the year ended December 31,2022. As of December 31, 2021 and 2022, the fair value was RMB1,290,901 and RMB1,233,284 (US$178,809), respectively. Unrealized gains recorded on these convertible bonds in the consolidated statements of comprehensive income/(loss) was RMB88,928 for the year ended December 31, 2020, while unrealized loss of RMB67,065 and RMB221,640 (US$32,135) were recorded for the year ended December 31, 2021 and 2022, respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Prepayments	1,392,929	966,439	140,120
VAT recoverable	670,541	326,427	47,328
Interest receivables	364,594	119,564	17,335
Rental and other deposits	111,139	86,915	12,602
Others	885,484	799,034	115,850
	3,424,687	2,298,379	333,235

The prepayments mainly consist of advertising fees paid in advance.

6.Property, Equipment and Software, Net

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
At cost:
Computer equipment, office equipment and purchased software	3,135,385	3,591,861	520,771
Leasehold improvement	28,773	30,249	4,386
	3,164,158	3,622,110	525,157
Less: accumulated depreciation	(960,835)	(2,577,263)	(373,668)
	2,203,323	1,044,847	151,489

For the years ended December 31, 2020, 2021 and 2022, the Group recorded depreciation expenses amounted RMB27,999, RMB911,964 and RMB1,615,551 (US$234,233), respectively.

7.Intangible Assets

Intangible assets consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance as of January 1	1,276,751	701,220	101,667
Addition	30,073	—	—
Amortization	(583,416)	(608,618)	(88,241)
Foreign currency translation difference	(22,188)	41,400	6,002
Balance as of December 31	701,220	134,002	19,428

In February 2018, the Company entered into a strategic cooperation framework agreement (the “Agreement”) with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company with Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. Amortization expense for intangible assets were RMB623,524, RMB583,416 and RMB608,618 (US$88,241) for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recognized on the intangible assets for any of the three years in the period ended December 31, 2022.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.Intangible Assets (Continued)

The estimated annual amortization expense for each of the remaining fiscal years is as follows:

	Amortization
	RMB	US$
2023	112,854	16,362
2024	3,007	436
2025	3,007	436
2026	3,007	436
2027 and after	12,127	1,758

8.Leases

The Group has operating leases mainly for offices and warehouses in China. For the years ended December 31, 2020, 2021 and 2022, operating lease costs were RMB177,976, RMB385,377 and RMB557,477 (US$80,827), respectively; and short-term lease costs were RMB31,394, RMB141,507 and RMB174,402 (US$25,286), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the years ended December 31, 2020, 2021 and 2022.

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	As of December 31, 2022
	RMB	US$

2023	650,617	94,331
2024	497,166	72,082
2025	274,728	39,832
2026	67,483	9,784
2027 and after	75,197	10,903
Total undiscounted cash flows	1,565,191	226,932
Less: imputed interest	(92,373)	(13,393)
Present value of lease liabilities	1,472,818	213,539

As of December 31, 2022, the Company had no operating leases that had not yet commenced.

As of December 31, 2020, 2021 and 2022, the weighted average remaining lease term was 3.39 years, 2.74 years and 2.87 years, respectively, and the weighted average discount rate was 4.90%, 4.38% and 4.05% for the Company’s operating leases, respectively.

Other supplemental information related to leases is summarized below:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Cash payments for operating leases	166,967	388,144	534,784	77,536
ROU assets obtained in exchange for new operating lease liabilities	265,821	704,142	1,068,063	154,855

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.Other Non-current Assets

Other non-current assets mainly include time deposits, held-to-maturity debt securities, available-for-sale debt securities, investment in convertible bonds, and equity method investments.

Time deposits and held-to-maturity debt securities represent the time deposits made in financial institutions and other held-to-maturity debt securities that the Group has positive intent and ability to hold to maturity. As of December 31, 2021 and 2022, the carrying amount for the investments, net of allowance for credit losses, was RMB13,008,899 and RMB11,040,283 (US$1,600,691), respectively. As of December 31, 2021 and 2022, the allowance for credit losses was RMB14,378 and RMB12,873 (US$1,866), respectively. The gross unrecognized holding gains or loss on the investments was nil as of December 31, 2021 and 2022. Interest income recorded on these time deposits in the consolidated statements of comprehensive income/(loss) were RMB66,602, RMB83,728 and RMB151,299 (US$21,936) for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table summarizes the net carrying amount of long-term time deposits and held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$

Due in 1 year through 2 years	8,936,424	5,536,768	802,756
Due in 2 years through 3 years	4,072,475	5,503,515	797,935
	13,008,899	11,040,283	1,600,691

As of December 31, 2022, available-for-sale debt securities include government bonds purchased from financial institutions, with maturities of greater than twelve months. The following table summarizes the details of available-for-sale debt securities with stated contractual dates, classified by the contractual maturity date of the investments:

Fair Value
		Gross	Gross	Fair Value	(Net
	Amortized	Unrealized	Unrealized	(Net Carrying	Carrying
	Cost	Gains	Losses	Amount)	Amount)
	RMB	RMB	RMB	RMB	US$

Due in 5 years through 10 years	3,596,846	4,626	(25,998)	3,575,474	518,395

The Group does not consider the investments in available-for-sale debt securities to be other-than-temporarily impaired at December 31, 2022. Hence, no allowance for credit loss was recorded as of December 31, 2022.

As of December 31, 2021, investment in convertible bonds measured at fair value amounted to RMB1,290,901, which is reclassified to short-term investments for the year ended December 31, 2022 (Note 4).

Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds, including funds set up by the Company’s related parties, to make strategic investments. As of December 31, 2021 and 2022, the carrying amount for the investments was RMB1,968,156 and RMB2,049,616 (US$297,166), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2021 and 2022. There was no impairment on these investments during the years ended December 31, 2020, 2021 and 2022.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Accrued advertising and marketing expenses	3,652,648	5,850,125	848,188
VAT and other tax payable	5,734,281	6,970,790	1,010,670
Payroll payable	1,949,173	2,364,723	342,853
Accounts payable	1,951,681	3,978,818	576,874
Others	797,730	1,796,267	260,434
	14,085,513	20,960,723	3,039,019

11.Convertible Bonds

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.Convertible Bonds (Continued)

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

(c)Accounting for Convertible Bonds

The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), effective from January 1, 2022, using the modified retrospective method. Under the modified retrospective approach, the Group apply the standard to all convertible bonds that are outstanding on the effective date, with the cumulative effect recognized as an adjustment to the opening balance of retained earnings, and do not restate comparable periods.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.Convertible Bonds (Continued)

(c)Accounting for Convertible Bonds (Continued)

The cumulative effects of changes made to the Group’s consolidated balance sheet on January 1, 2022 for the adoption of ASU 2020-06 were as follows:

	Balance at		Balance at
	December		January
	31, 2021	Adjustment	1, 2022
	RMB	RMB	RMB
Liabilities
Convertible bonds	11,788,907	2,316,324	14,105,231
Equity
Additional paid-in capital	95,340,819	(3,818,926)	91,521,893
Accumulated other comprehensive loss	(2,519,900)	136,096	(2,383,804)
Accumulated deficits	(17,706,533)	1,366,506	(16,340,027)

The adoption of ASU 2020-06 reduced interest expense by RMB1,268,792 (US$183,958) in 2022, and increased the basic and diluted earnings per share by RMB0.25 (US$0.04) and RMB0.17 (US$0.02), respectively. Those convertible bonds were anti-dilutive before adoption of ASU 2020-06.

Prior to the adoption of ASU 2020-06, as the conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option, the Company separated the 2024 Notes and the 2025 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was initially calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. Debt issuance costs were allocated to the liability and equity components proportionately. The resulting discount, together with the allocated issuance costs, are accreted at the effective interest rate over the period from the issuance date to the Repurchase Date.

After the adoption of ASU 2020-06, the Group recombine convertible bonds that were previously separated into liability and equity components in accordance with ASC 470-20. The revised amortized cost of the outstanding convertible bonds at transition is recomputed as if the conversion option was not separated. The Group determined the amortized cost at issuance date and then recalculate the amortization of the discount using the recalculated effective interest rate. The resulting discount, together with the issuance costs as mentioned below, are accreted at an effective interest rate over the period from the issuance date to the Repurchase Date. The recalculated effective rate of the 2024 Notes and 2025 Notes are 0.53% and 0.34%, respectively. The adjustment to retained earnings is the difference between the sum of the carrying amount of the liability and equity component immediately before transition and the revised amortized cost.

The gross proceeds from the issuance of the 2024 Notes and 2025 Notes were US$1,000,000 and US$2,000,000, respectively, and debt issuance costs including under writing commissions and offering expenses were approximately US$15,680 and US$20,607, respectively.

As of December 31, 2021 and 2022, the principal amount of the Notes were US$2,226,253 and US$2,226,252, unamortized debt discount were US$377,216 and US$6,239, and net carrying amount of the Notes were RMB11,788,907 and RMB15,461,506, respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.Convertible Bonds (Continued)

(c)Accounting for Convertible Bonds (Continued)

For the year ended December 31, 2021 and 2022, the amount of interest cost recognized relating to the amortization of the discount on the Notes were RMB1,221,846 and RMB51,655 (US$7,489), respectively. As of December 31, 2022, the net carry amount of 2025 Notes will be accreted up to the principal amount over a remaining period of 0.92 year. The amount repayable within the next twelve months are classified as “Convertible notes, current portion” on the consolidated balance sheets.

For the year ended December 31, 2021, holders of US$656,771 in aggregate principal amount of the 2024 Notes exercised their right to convert their notes into shares under the 2024 Price Condition at its initial conversion price. As a result, the Company issued 62,732,708 ordinary shares. As of December 31, 2022, the if-converted values of remaining 2024 Notes were US$431,757, which exceed their principal amount of US$226,252.

12.Fair Value Measurement

In accordance with ASC 820, the Company measures investment in convertible bonds and certain wealth management products classified as trading securities on a recurring basis. The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB

Recurring
As of December 31, 2021:
Short-term investments:
Trading securities	—	313,322	—
Other non-current assets:
Investments in convertible bonds	—	—	1,290,901
	—	313,322	1,290,901

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2022:
Cash equivalents
Money market funds	7,791,628	—	—
Short-term investments:
Trading securities	6,917	—	—
Investments in convertible bonds	—	—	1,233,284
Other non-current assets:
Available-for-sale debt securities	—	3,575,474	—
	7,798,545	3,575,474	1,233,284

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.Fair Value Measurement (Continued)

Investment in convertible notes is classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the discounted cashflow model and the binomial model. Key inputs and parameters include volatility which is an expected rate based on the historical stock price of the bond issuer, risk free rate which is based on the yield of US government bond and discount rate which is based on yield of comparable bonds with similar credit rating applicable for the bond issuer.

Certain trading securities and available-for-sale debt securities are classified under level 2 in the fair value hierarchy, with the fair value determined based on quoted prices of similar assets.

The Group values its money market funds and certain trading securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB

Balance at December 31, 2020	1,388,916
Net unrealized fair value	(67,065)
Foreign currency translation adjustments	(30,950)
Balance at December 31, 2021	1,290,901
Net unrealized fair value	(221,640)
Foreign currency translation adjustments	164,023
Balance at December 31, 2022	1,233,284

As of December 31, 2021 and 2022, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of time deposits and held-to-maturity debt investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value disclosure
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2021:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	86,203,296	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	13,008,899	—
Convertible bonds	—	13,690,953	—
As of December 31, 2022:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	113,872,353	—
Convertible bonds, current portion	—	13,093,448	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	11,040,283	—
Convertible bonds	—	3,056,964	—

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.Ordinary Shares

Holders of Class A ordinary shares and Class B ordinary shares are entitled to the same rights except for voting rights. In respect of matters requiring a shareholder’s vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. There were no outstanding Class B ordinary shares as of December 31, 2021 and 2022.

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

14.Accumulated other comprehensive (loss)/income

		Net change in
		unrealized
		losses on
	Foreign currency	available-for-
	translation	sale debt
	difference	securities	Total
	RMB	RMB	RMB
Balances as of January 1, 2020	1,448,230	—	1,448,230
Other comprehensive loss	(2,495,958)	—	(2,495,958)
Balances as of December 31, 2020	(1,047,728)	—	(1,047,728)
Other comprehensive loss	(1,472,172)	—	(1,472,172)
Balances as of December 31, 2021	(2,519,900)	—	(2,519,900)
Cumulative effect of accounting change	136,096	—	136,096
Balances as of January 1, 2022	(2,383,804)	—	(2,383,804)
Other comprehensive income/(loss)	5,724,208	(18,166)	5,842,138
Balances as of December 31, 2022	3,340,404	(18,166)	3,322,238
Balances as of December 31, 2022 (US$)	484,313	(2,634)	481,679

The income tax effects related to the accumulated other comprehensive (loss)/income were insignificant for all periods presented.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.Revenues

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Online marketing services and others	47,953,779	72,563,402	102,721,924	14,893,279
Transaction services	5,787,415	14,140,449	27,626,494	4,005,465
Merchandise sales	5,750,671	7,246,088	209,171	30,327
	59,491,865	93,949,939	130,557,589	18,929,071

Contract balances

The Group’s contract liabilities comprised of customer advances and deferred revenues and portions of payable to merchants:

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Customer advances and deferred revenues	1,166,764	1,389,655	201,481
Payable to merchants	319,329	637,240	92,391

Customer advances and deferred revenues and payable to merchants relate to considerations received in advance for online marketplace services and merchandise sales, for which control of the services occur at a later point in time. During the year ended December 31, 2022, revenues of RMB1,356,566 (US$196,684) were recognized from the carrying value of contract liabilities as of December 31, 2021. During the year ended December 31, 2021, revenues of RMB2,487,806 were recognized from the carrying value of contract liabilities as of December 31, 2020.

16.Share-Based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in 2015 (the ‘‘2015 Plan’’). The 2015 Plan allows the Group to grant options to employees, directors or consultants. Under the 2015 Plan, the maximum aggregate number of shares that may be issued shall not exceed 581,972,860. The terms of the options shall not exceed twenty years from the date of grant.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.Share-Based Compensation (Continued)

(a)Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	share options	price	fair value	value	term
		US$	US$	US$	Years
Outstanding as of December 31, 2021	720,003,536	0.0065	4.0216	10,489,372	6.07
Granted	23,652,900	0.0065	13.4311
Forfeited	(6,342,000)	0.0065	8.7834
Exercised	(225,682,548)	0.0065	2.1461
Outstanding as of December 31, 2022	511,631,888	0.0065	5.2248	10,427,570	15.44
Vested and expected to vest as of December 31, 2022	511,631,888	0.0065	5.2248	10,427,570	15.44
Exercisable as of December 31, 2022	442,371,733	0.0065	3.5480	9,015,978	15.03

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was nil, RMB1,252,115 and RMB32,530,282 (US$4,716,448), respectively. The total fair value of vested options for the years ended December 31, 2020, 2021 and 2022 was RMB3,237,924, RMB3,949,471, and RMB4,770,523 (US$691,661), respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 was US$14.5801, US$32.0457 and US$13.4311, respectively.

As of December 31, 2022, total unrecognized share-based compensation expense relating to unvested awards was RMB8,579,593 (US$1,243,924) which is expected to be recognized over a weighted-average period of 2.44 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2020	2021	2022
Risk-free interest rates	0.62%-1.13%	1.31%-1.69%	1.52%-4.08%
Expected volatility	43.89%-46.68%	46.28%-46.87%	46.29%-50.26%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$8.9450-$34.1350	$22.0375-$46.5375	$10.6625-$17.8550
Fair value of share option	$8.9385-$34.1285	$22.0310-$46.5310	$10.6560-$17.8485

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.Share-Based Compensation (Continued)

(b)RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
	Number of	average grant
	RSUs	date fair value
		US$
Outstanding as of December 31, 2021	41,518,464	19.0563
Granted	59,628,020	13.0177
Vested	(15,453,196)	14.7922
Forfeited	(3,708,800)	18.1311
Outstanding as of December 31, 2022	81,984,488	15.5100

The total fair value of the RSUs vested during the years ended December 31, 2020, 2021 and 2022 was RMB178,855, RMB675,837, and RMB1,539,004 (US$223,135), respectively. The weighted average grant date fair value of the RSUs granted during the years ended December 31, 2020, 2021, and 2022 was US$16.6133, US$32.4843 and US$13.0177, respectively.

As of December 31, 2022, RMB4,459,730 (US$646,600) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 2.78 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the years ended
	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Costs of revenues	32,291	26,624	33,788	4,899
Sales and marketing expenses	1,093,547	1,612,219	2,158,676	312,979
General and administrative expenses	966,985	792,421	3,004,327	435,586
Research and development expenses	1,520,220	2,343,466	2,521,574	365,594
	3,613,043	4,774,730	7,718,365	1,119,058

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

PDD HOLDINGS INC.

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

The Group’s (loss)/profit before income taxes consisted of:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Non-PRC	(3,763,962)	(5,633,012)	(7,839,712)	(1,136,651)
PRC	(3,415,780)	15,335,267	44,103,441	6,394,397
	(7,179,742)	9,702,255	36,263,729	5,257,746

The Group’s income taxes consisted of:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current income tax	—	1,933,798	5,754,253	834,288
Deferred income tax benefit	—	(213)	(1,028,586)	(149,131)
	—	1,933,585	4,725,667	685,157

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.Income Taxes (Continued)

PRC (Continued)

The reconciliations of the income tax expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
(Loss)/profit before income tax expense	(7,179,742)	9,702,255	36,263,729	5,257,746
PRC statutory tax rate	25%	25%	25%	25%
Income tax (benefits)/expense at PRC statutory tax rate	(1,794,935)	2,425,564	9,065,932	1,314,437
International tax rate differential	1,077,383	1,522,480	2,013,305	291,902
Preferential tax rate differential	57,483	(1,439,100)	(4,442,822)	(644,149)
Non-deductible expenses	108	167,098	361,045	52,346
Non-taxable income	(164,120)	(139,417)	(122,067)	(17,698)
Deferred tax items tax rate differential	(110,821)	51,493	527,035	76,413
Additional deduction of research and development expenses	(124,858)	(223,591)	(444,071)	(64,384)
Change in valuation allowance	1,059,760	(430,942)	(2,232,690)	(323,710)
Income tax expenses	—	1,933,585	4,725,667	685,157

The significant components of the Group’s deferred tax balances were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	1,432,514	1,472,388	213,476
Carryforwards of non-deductible advertising expenses and donations	1,331,067	79,608	11,542
Others	31,926	58,994	8,553
Less: valuation allowance	(2,764,003)	(531,313)	(77,033)
Total deferred tax assets	31,504	1,079,677	156,538
Total deferred tax liabilities	(31,291)	(47,672)	(6,911)

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2022, management recorded full valuation allowance against deferred tax assets in entities that were in a cumulative loss with no forecast profits in the foreseeable future.

As of December 31, 2021 and 2022, the Group had taxable losses of RMB5,881,960 and RMB5,744,189 (US$832,829) derived from entities in the PRC, which can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTEs in 2022 and thereafter. The PRC taxable loss will expire from December 31, 2023 to 2031 if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and the subsidiaries of the VIE located in the PRC. As of December 31, 2021 and 2022, all of the earnings distributable by our subsidiaries in China were reserved for permanent reinvestment in China, and no withholding tax has been accrued.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.Income Taxes (Continued)

PRC (Continued)

As of December 31, 2021 and 2022, the Group did not have significant unrecognized tax benefit, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

For the years ended December 31, 2020, 2021 and 2022, no interest expense was accrued in relation to the unrecognized tax benefit. As of December 31, 2021 and 2022, there were no accumulated interest expenses recorded in unrecognized tax benefit.

As of December 31, 2022, the tax years ended December 31, 2017 through period ended as of the reporting dates for the WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

18.Related Party Transactions

(a)	Related parties

Names of related parties	Relationship with the Group
Tencent and its affiliates (“Tencent Group”)	A shareholder of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
Shanghai Fufeitong Information Service Co., Ltd. and its affiliates (“Fufeitong Group”)	Company controlled by one of the executive officers of the Company

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Services provided to:
Fufeitong Group	—	—	10,765	1,561

Services received from:
Tencent Group	10,541,479	8,416,635	7,061,132	1,023,769
Fufeitong Group	45,364	211,414	653,972	94,817

In 2021, the Group purchased a batch of computer equipment from Tencent Group with a total amount of RMB1,833,495.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.Related Party Transactions(Continued)

(c)	The Group had the following significant related party balances as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties:
Current:
Tencent Group*	2,803,265	2,763,924	400,731
Ningbo Hexin Equity Investment Partnership **	697,632	697,632	101,147
Fufeitong Group***	748,875	2,856,856	414,205
Amounts due to related parties:
Current:
Tencent Group	1,916,482	1,539,694	223,235
Fufeitong Group	46,525	136,697	19,819

*The balance primarily represents receivables due from the online payment platform operated by Tencent Group.

**The balance represents loans to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

***The balance primarily represents receivables due from the online payment platform operated by Fufeitong Group.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the following periods:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/income	(7,179,742)	7,768,670	31,538,062	4,572,589
Net (loss)/income attributable to ordinary shareholders – basic	(7,179,742)	7,768,670	31,538,062	4,572,589
Dilution effect arising from convertible bonds	—	—	51,655	7,489
Net (loss)/income attributable to ordinary shareholders – diluted	(7,179,742)	7,768,670	31,589,717	4,580,078

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic	4,768,343	5,012,651	5,057,540	5,057,540
Adjustments for dilutive RSUs and share options	—	701,113	640,545	640,545
Conversion of convertible bonds to Class A ordinary shares	—	—	63,206	63,206
Weighted-average number of ordinary shares outstanding – diluted	4,768,343	5,713,764	5,761,291	5,761,291

(Loss)/earnings per share – basic	(1.51)	1.55	6.24	0.90
(Loss)/earnings per share –diluted	(1.51)	1.36	5.48	0.79

During the years ended December 31, 2020, 2021 and 2022, the Company issued 12,050,000, 40,000,000 and 220,805,720 ordinary shares to its share depositary bank, respectively. No consideration was received by the Company for the issuance. As of December 31, 2022, 271,049,824 out of the total 273,455,720 ordinary shares were used to settle share-based compensation. The remaining 2,405,896 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings/(loss) per share.

The Group did not include certain share options, restricted shares and the effect of convertible bonds in the computation of diluted loss per share for the year ended December 31, 2020 because those share options, restricted shares and convertible bonds were anti-dilutive. The Group did not include the effect of convertible bonds in the computation of diluted earnings per share for the year ended December 31, 2021 because those convertible bonds were anti-dilutive.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2020, 2021 and 2022, WFOE did not have accumulated after-tax profit and therefore no statutory reserves have been allocated.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.Restricted Net Assets (Continued)

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB57,000,116 (US$8,264,240).

21.Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB277,429, RMB829,440 and RMB1,131,829 (US$164,100) for the years ended December 31, 2020, 2021 and 2022, respectively.

22.Commitments and Contingencies

(a)Operating lease commitments

The Company leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 8.

(b)Investment commitments

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. As of December 31, 2022, the total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB80,000 (US$11,599).

23.Subsequent Events

In March 2023, a number of media channels reported cybersecurity concerns about Pinduoduo mobile app alleged by an anonymous source. At present, the exact impact of these allegations remains uncertain and cannot be reasonably estimated.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

24.Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	2,269	61,553	8,924
Others	390	443	64
Total current assets	2,659	61,996	8,988
Non-current assets
Intangible asset	674,057	109,847	15,926
Investments in subsidiaries, the VIE and subsidiaries of the VIE	86,252,341	133,085,591	19,295,598
Total non-current assets	86,926,398	133,195,438	19,311,524
Total assets	86,929,057	133,257,434	19,320,512

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses and other liabilities	24,607	25,017	3,627
Convertible bonds, current portion	—	13,885,751	2,013,245
Total current liabilities	24,607	13,910,768	2,016,872

Convertible bonds	11,788,907	1,575,755	228,463
Other non-current liabilities	996	—	—
Total non-current liabilities	11,789,903	1,575,755	228,463
Total liabilities	11,814,510	15,486,523	2,245,335

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized; 5,057,542,676 and 5,278,348,396 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	161	170	25
Additional paid-in capital	95,340,819	99,250,468	14,389,965
Statutory reserves	—	5,000	725
Accumulated other comprehensive (loss)/income	(2,519,900)	3,322,238	481,679
(Accumulated deficits)/retained earnings	(17,706,533)	15,193,035	2,202,783
Total shareholders’ equity	75,114,547	117,770,911	17,075,177
Total liabilities and shareholders’ equity	86,929,057	133,257,434	19,320,512

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

24.Condensed Financial Information of the Company (Continued)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Costs of revenues	(623,524)	(580,506)	(605,611)	(87,805)

Sales and marketing expenses	(36,940)	(27,839)	—	—
General and administrative expenses	(6,746)	(40,826)	(54,605)	(7,917)
Total operating expenses	(43,686)	(68,665)	(54,605)	(7,917)
Operating loss	(667,210)	(649,171)	(660,216)	(95,722)

Interest income	126,502	32,452	11,693	1,695
Interest expense	(695,794)	(1,221,846)	(51,655)	(7,489)
Other gain/(loss)	53,244	27,497	(14)	(2)
Share of results from subsidiaries, the VIE and subsidiaries of the VIE	(5,996,484)	9,579,738	32,238,254	4,674,107
(Loss)/profit before income tax	(7,179,742)	7,768,670	31,538,062	4,572,589
Income tax expenses	—	—	—	—
Net (loss)/income	(7,179,742)	7,768,670	31,538,062	4,572,589

Other comprehensive (loss)/income
Foreign currency translation difference, net of tax of nil	(2,495,958)	(1,472,172)	5,860,304	849,664
Unrealized losses on available-for-sale investments, net of tax	—	—	(18,166)	(2,634)
Total other comprehensive (loss)/income	(2,495,958)	(1,472,172)	5,842,138	847,030
Comprehensive (loss)/income	(9,675,700)	6,296,498	37,380,200	5,419,619

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	735,231	82,074	(24,202)	(3,509)
Cash flows from investing activities:
Proceeds from sales of short-term investments	6,034,863	5,764,134	—	—
Cash given to purchase of short-term investments	(6,250,248)	—	—	—
Cash received from subsidiaries, the VIE and subsidiaries of the VIE, net	—	—	65,707	9,527
Cash given to subsidiaries, the VIE and subsidiaries of the VIE, net	(52,051,474)	(5,855,304)	—	—
Net cash (used in)/generated from investing activities	(52,266,859)	(91,170)	65,707	9,527
Cash flows from financing activities:
Proceeds from the private placements	11,063,339	—	—	—
Net proceeds from the follow-on offerings	26,805,438	—	—	—
Net proceeds from the issuance of convertible bonds	13,024,199	—	—	—
Others	(6)	318	10,079	1,461
Net cash generated from financing activities	50,892,970	318	10,079	1,461
Exchange rate effect on cash, cash equivalents and restricted cash	(16,490)	4,481	7,700	1,116
Net (decrease)/increase in cash, cash equivalents and restricted cash	(655,148)	(4,297)	59,284	8,595
Cash, cash equivalents and restricted cash at beginning of year	661,714	6,566	2,269	329
Cash, cash equivalents and restricted cash at end of year	6,566	2,269	61,553	8,924

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

24.Condensed Financial Information of the Company (Continued)

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

The parent company records its investment in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries, the VIE and subsidiaries of the VIE’’ or ‘‘Loss in excess of investments in subsidiaries, the VIE and subsidiaries of the VIE’’ and their respective income/(loss) as ‘‘Share of results in subsidiaries, the VIE and subsidiaries of the VIE’’ on the condensed statements of comprehensive income/(loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIE subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net income/(loss) not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.