Form 20-F
period 2023-12-31
PDD Holdings Inc.
filed 2024-04-25
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jun Liu

Tel: +353-1-5397938

Email: investor@pddholdings.com

First Floor, 25 St Stephen’s Green

Dublin 2, D02 XF99

Ireland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (one American depositary share representing four Class A ordinary shares, par value US$0.000005 per share)	PDD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Class A ordinary shares, par value US$0.000005 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,503,491,148 Class A ordinary shares, par value US$0.000005 per share, and no Class B ordinary shares were outstanding as of December 31, 2023.

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our platforms in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;
●	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“our platforms” are to the Pinduoduo platform and the Temu platform;
●	“PDD Holdings,” “we,” “us,” “our company,” “the Company,” and “our” are to PDD Holdings Inc. (formerly known as Pinduoduo Inc.), our Cayman Islands holding company, its direct and indirect subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE (as defined below);
●	“Pinduoduo” or “Pinduoduo platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Pinduoduo mobile app and through social networks and access points;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.000005 per share;
●	“Temu” or “Temu platform” are to our Temu mobile app and website and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Temu mobile app and website;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP.

Our reporting currency is Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our growth strategies;
●	our future business development, financial conditions and results of operations;
●	the trends in the e-commerce industry in the countries or regions where we have operations;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with buyers and merchants;
●	competition in our industry; and
●	government policies and regulations relating to us, and their future development.

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

Temu was founded in September 2022 in Boston, Massachusetts, the United States. As a new initiative at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu empowers merchants with value-added services that enables a broader market reach.

Our Holding Company Structure and Contractual Arrangements with the VIE

We conduct our businesses through a number of operating entities incorporated in jurisdictions across the globe. The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE and its principal subsidiary, as of the date of this annual report:

(1)

Mr. Lei Chen and Mr. Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which the Company has control over and is the primary beneficiary of Hangzhou Aimi.

(2)	Through intermediary holding entities.

Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations through (i) our subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries, through which we conduct certain of our operations in mainland China. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries.

The VIE structure allows foreign investors to have exposure to China-based operating companies that are subject to restrictions on direct foreign investment under Chinese law. In particular, certain PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services businesses in mainland China, such as those providing internet content-related services and online data processing and transaction processing services. Accordingly, we operate these businesses in mainland China through the VIE and its subsidiaries, and rely on contractual arrangements among Hangzhou Weimi, the VIE and its shareholders to direct the business operations of the VIE and its subsidiaries. The VIE was established in April 2015 and holds the value-added telecommunication business operation license, or the VATS License, covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. Shanghai Xunmeng was established in January 2014 and holds the VATS License covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) call center business within mainland China, and (iv) information services.

The VIE structure consists of a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, that have been entered into by and among Hangzhou Weimi, the VIE, the VIE’s shareholders and, as applicable, their spouses. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and we have consolidated their financial results in our consolidated financial statements. Revenues contributed by the VIE and its subsidiaries accounted for 59.3%, 56.2% and 45.7% of our total revenues for 2021, 2022 and 2023, respectively. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the use of these contractual arrangements involves unique risks to investors. The contractual arrangements do not, and may never, provide holders of our ADSs with direct or indirect equity ownership in the VIE and its subsidiaries. Although the contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE, any control that we have over, as well as any economic benefits that we may derive from, the VIE depend on the enforceability of the contractual arrangements that we have entered into with the VIE and its shareholders. Although King & Wood Mallesons, our PRC legal counsel, has advised us that these contractual arrangements are legal, valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations, they have also advised us that there are uncertainties regarding the interpretation and application of the current and future PRC laws and regulations over the validity of our contractual arrangements with the VIE. As of the date of this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In addition, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with the VIE is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate, derive economic interests from, or direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause our ADSs to decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish part of the VIE structure do not comply with the PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our operations in China, and our ADSs may decline in value or become worthless.”

Our Operations in China Are Subject to PRC Laws and Regulations

The operations of the businesses that we own and operate in China are subject to PRC laws and regulations. The laws and regulations governing the internet industry in China, as well as the application and interpretation of some of them, are relatively new and quickly evolving. For example, our operations in China are subject to regulatory approvals and permit requirements, oversight on cybersecurity and data privacy, and anti-monopoly and anti-unfair competition laws, with respect to which the applicable laws and regulations have evolved substantially in recent years. For more information see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC” in this annual report.

As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations in China, including, among others, VATS Licenses. New laws and regulations may be adopted from time to time, which may require us to obtain additional licenses and permits for our operations and services. If, in the future, we offer new functions and services in China, we may be required to obtain additional licenses, permits, filings or approvals for such functions or services. If we fail to obtain such additional licenses, permits, filings or approvals, our business and results of operations, as well as the value of our ADSs, may be materially and adversely affected. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and listings outside of mainland China. Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of the date of this annual report, a special purpose vehicle incorporated outside of mainland China that (i) was formed for listing purposes through the acquisition of mainland China companies and (ii) is controlled by mainland China persons or entities must obtain the approval of the China Securities Regulatory Commission, or the CSRC, before it can list its securities on a stock exchange outside of mainland China. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that none of us, our mainland China subsidiaries, the VIE or its subsidiaries is required under the M&A Rules to obtain any permission from the CSRC for our previous securities offerings because (a) our mainland China subsidiaries were incorporated through direct investment, rather than by the acquisition, through merger or otherwise, of the equity interests or assets of a mainland China company owned by mainland China entities or individuals that are the Company’s beneficial owners, and (b) the Company does not constitute a “special purpose vehicle” to which the relevant provisions of the M&A Rules would apply.

The Data Security Law, the Regulations on the Protection of Critical Information Infrastructure, and the Cybersecurity Review Measures promulgated by the PRC authorities (collectively, the “Cybersecurity Laws”) impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Nor have we received any request from the Cyberspace Administration of China, or the CAC, to undergo a cybersecurity review pursuant to the Cybersecurity Laws. Moreover, none of us, our PRC subsidiaries, the VIE or its subsidiaries has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to investors outside the PRC.

However, in connection with any future capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC or meet other regulatory requirements that may be adopted in the future by the PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, delays of or restrictions on the repatriation of the proceeds from our offerings into mainland China, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—Under PRC laws, the approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

In February 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming to enhance anti-monopoly administration of businesses that operate under the platform model and the overall platform economy in China. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise prices or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. The heightened regulatory scrutiny of business operators under the Anti-monopoly Law may increase our compliance costs and subject us to heightened risks and challenges that may materially and adversely affect our business, results of operations and financial condition. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. We were therefore not identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.” While businesses in Hong Kong and Macau operate under a different set of laws from mainland China, in the event and to the extent that PRC regulations become fully and directly applicable to companies in Hong Kong and Macau, the legal risks associated with operating in mainland China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” may also apply to operating in Hong Kong and Macau.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our historical performance may not be indicative of our future growth or financial results. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
●	If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.
●	Any harm to our brands or reputation may materially and adversely affect our business and results of operations.
●	Products sold on our platforms are delivered to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.
●	We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.
●	If we fail to maintain and expand our relationships with merchants, our revenues and results of operations will be harmed.
●	We have incurred net losses in the past, and we may not be able to maintain profitability in the future.
●	We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.
●	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations through (i) our subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries, through which we conduct certain of our operations in mainland China. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries. In addition, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with the VIE and its shareholders is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate the financial statements of, derive economic interests from, or direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause our ADSs to decline in value or become worthless.
●	The rights and functions of the PDD Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the PDD Partnership may conflict with your interests.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Our Multi-jurisdictional Operations

We are also subject to risks and uncertainties associated with having a business presence in multiple jurisdictions, including the PRC and the United States. These risks and uncertainties include, but are not limited to, the following:

●	As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are subject to risks inherent in doing business on a global scale, including without limitation international geopolitical tensions and events; local political, social, economic and regulatory conditions; compliance with local laws, regulations, tax regimes and policies; local and/or regional competition; limitations on global, regional and local fulfillment and technology infrastructure; funds transfer; currency exchange controls; fluctuations in currency exchange rates; and difficulties in staffing and managing global operations. Despite our global footprint, we are still in the early stages of operating on a global scale. If we fail to generate revenue globally in an effective and efficient manner, our business, financial condition and results of operations may be materially and adversely affected.
•

Our business is subject to a large number of laws across the many jurisdictions where we operate, including without limitation those relating to international trade, investment restrictions, product liability, employment and labor, taxation, consumer protection, marketing and advertising, online payments and money transmission, data privacy and protection, intellectual property protection, trust and safety, and supply chain compliance. These laws and regulations can be significantly different across different jurisdictions, and are continually evolving. Compliance with these laws and regulations is costly, requires significant management time and effort, and may require changes to our business practices for local adaptation. Despite our compliance efforts, we may not have fully complied in the past, and may not fully comply in the future, with all applicable laws and regulations. We may also be subject to inconsistent compliance obligations across jurisdictions. If we violate laws or regulations applicable to us, we may be subject to investigations, enforcement actions, fines, sanctions or penalties that could include civil and criminal liability, and our business, financial condition and results of operations may be materially and adversely affected. Meanwhile, if the third-party merchants or vendors whom we work with violate applicable laws and regulations, those violations could also result in liabilities for us and harm our brands, reputation and business.

●	Changes in U.S. and international trade policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities, may adversely impact our business and operating results. In addition, any factors that reduce cross-border e-commerce or make such trade activities more difficult could harm our business.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	The laws and regulations governing the internet industry in China, as well as the application and interpretation of some of them, are relatively new and quickly evolving, and they have been applied and interpreted for only a short period of time. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The regulatory environment in China is complex and evolving, which could adversely affect us” and “—We may be adversely affected by the complexity and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
●	The PRC government’s authority in regulating our operations, our offerings of securities and investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”

●	Cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC laws and regulations related to currency conversion. To the extent cash in our business is in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to regulatory restrictions and limitations on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China or Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows Through Our Organization

PDD Holdings Inc. is a holding company incorporated in the Cayman Islands with no operations of its own. While we carry out our business in the rest of the world primarily through our subsidiaries, we conduct our operations in mainland China primarily through our mainland China subsidiaries, the VIE and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, PDD Holdings Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend partially upon dividends paid by our mainland China subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to our Cayman Islands holding company. In addition, our mainland China subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries, the VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our mainland China subsidiaries, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a mainland China company out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB23,306.4 million, RMB57,000.1 million and RMB80,755.5 million (US$11,374.2 million) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our mainland China subsidiaries, the VIE and its subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. For risks relating to the fund flows through our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, PDD Holdings Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, (i) PDD Holdings Inc. provided loans to our subsidiaries in an aggregate principal amount of RMB15,520.1 million, RMB21,991.6 million, and RMB1,754.5 million (US$247.1 million), respectively, (ii) our subsidiaries repaid loans to PDD Holdings Inc. in an aggregate principal amount of RMB9,664.8 million, RMB22,057.3 million and RMB10,570.6 million (US$1,488.8 million), respectively, (iii) the VIE and its subsidiaries provided loans to our subsidiaries in an aggregate principal amount of RMB47,711.8 million, RMB5,443.7 million and RMB206,353.0 million (US$29,064.2 million), respectively, (iv) our subsidiaries repaid loans to the VIE and its subsidiaries in an aggregate principal amount of RMB29,999.3, RMB16.0 million and RMB171,391.6 million (US$24,140.0 million), respectively, (v) our subsidiaries provided loans to the VIE and its subsidiaries in an aggregate principal amount of RMB7,729.5 million, RMB62,753.7 million and RMB5,193.0 million (US$731.4 million), respectively, and (vi) the VIE and its subsidiaries repaid loans to our subsidiaries in an aggregate principal amount of RMB7,300.0 million, RMB46,043.4 million and RMB1,802.6 million (US$253.9 million), respectively.

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2023
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	892,863	131,868,973	194,028,064	(79,150,695)	247,639,205
Total costs and operating expenses	(156,391)	(835,691)	(110,080,065)	(157,018,991)	79,150,695	(188,940,443)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	60,112,989	—	—	—	(60,112,989)	—
Net income	60,026,544	64,191	23,398,906	36,649,892	(60,112,989)	60,026,544

	For the Year Ended December 31, 2022
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	837,973	103,631,702	66,770,734	(40,682,820)	130,557,589
Total costs and operating expenses	(660,216)	(803,066)	(68,152,664)	(71,222,542)	40,682,820	(100,155,668)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	32,238,254	—	—	—	(32,238,254)	—
Net income/(loss)	31,538,062	47,567	33,595,051	(1,404,364)	(32,238,254)	31,538,062

	For the Year Ended December 31, 2021
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	2,288,608	77,877,339	50,467,506	(36,683,514)	93,949,939
Total costs and operating expenses	(649,171)	(2,273,922)	(62,977,072)	(57,836,526)	36,683,514	(87,053,177)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	9,579,738	—	—	—	(9,579,738)	—
Net income/(loss)	7,768,670	43,461	15,169,180	(5,632,903)	(9,579,738)	7,768,670

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	3,116	73	104,637,936	174,554,145	—	279,195,270
Amounts due from Group companies(1)	—	1,317,391	69,254,862	63,044,270	(133,616,523)	—
Others	70	2,955	8,285,690	7,266,487	—	15,555,202
Total current assets	3,186	1,320,419	182,178,488	244,864,902	(133,616,523)	294,750,472
Non-current assets:
Other non-current assets	—	5,001	29,960,383	17,985,892	—	47,951,276
Investments in subsidiaries, the VIE and its subsidiaries(2)	193,146,679	2,000	—	1,754,436	(194,903,115)	—
Others	—	63,973	1,070,678	4,241,721	—	5,376,372
Total non-current assets	193,146,679	70,974	31,031,061	23,982,049	(194,903,115)	53,327,648
Total assets	193,149,865	1,391,393	213,209,549	268,846,951	(328,519,638)	348,078,120
Current liabilities:
Payable to merchants	—	—	65,435,469	9,561,783	—	74,997,252
Amounts due to Group companies(1)	—	1,314,958	49,313,408	164,591,871	(215,220,237)	—
Convertible bonds, current portion	648,570	—	—	—	—	648,570
Others	28,165	160,361	28,761,446	48,305,107	—	77,255,079
Total current liabilities	676,735	1,475,319	143,510,323	222,458,761	(215,220,237)	152,900,901
Non-current liabilities
Convertible bonds	5,231,523	—	—	—	—	5,231,523
Others	—	49,992	239,982	2,414,115	—	2,704,089
Total non-current liabilities	5,231,523	49,992	239,982	2,414,115	—	7,935,612
Total liabilities	5,908,258	1,525,311	143,750,305	224,872,876	(215,220,237)	160,836,513

	As of December 31, 2022
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	61,553	73	105,954,484	101,396,861	—	207,412,971
Amounts due from Group companies(1)	—	1,097,624	34,810,132	24,602,577	(60,510,333)	—
Others	443	3,450	7,812,912	1,388,100	—	9,204,905
Total current assets	61,996	1,101,147	148,577,528	127,387,538	(60,510,333)	216,617,876
Non-current assets:
Other non-current assets	—	5,005	10,444,964	6,412,148	—	16,862,117
Investments in subsidiaries, the VIE and its subsidiaries(2)	133,085,591	2,000	—	1,725,183	(134,812,774)	—
Others	109,847	76,235	1,415,413	2,038,465	—	3,639,960
Total non-current assets	133,195,438	83,240	11,860,377	10,175,796	(134,812,774)	20,502,077
Total assets	133,257,434	1,184,387	160,437,905	137,563,334	(195,323,107)	237,119,953
Current liabilities:
Payable to merchants	—	—	62,006,946	1,309,749	—	63,316,695
Amounts due to Group companies(1)	—	1,124,895	22,452,033	125,803,100	(149,380,028)	—
Convertible bonds, current portion	13,885,751	—	—	—	—	13,885,751
Others	25,017	194,971	29,696,716	9,770,330	—	39,687,034
Total current liabilities	13,910,768	1,319,866	114,155,695	136,883,179	(149,380,028)	116,889,480
Non-current liabilities
Convertible bonds	1,575,755	—	—	—	—	1,575,755
Others	—	62,630	290,412	530,765	—	883,807
Total non-current liabilities	1,575,755	62,630	290,412	530,765	—	2,459,562
Total liabilities	15,486,523	1,382,496	114,446,107	137,413,944	(149,380,028)	119,349,042

	As of December 31, 2021
	PDD Holdings
	Inc. (Primary			Other Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	2,269	1,033	74,138,859	78,418,428	—	152,560,589
Amounts due from Group companies(1)	—	1,239,992	40,425,872	29,829,301	(71,495,165)	—
Others	390	9,393	6,198,116	2,140,680	—	8,348,579
Total current assets	2,659	1,250,418	120,762,847	110,388,409	(71,495,165)	160,909,168
Non-current assets:
Other non-current assets	—	—	5,300,938	11,125,028	—	16,425,966
Investments in subsidiaries, the VIE and its subsidiaries(2)	86,252,341	2,000	—	1,579,309	(87,833,650)	—
Others	674,057	9,690	2,581,092	609,745	—	3,874,584
Total non-current assets	86,926,398	11,690	7,882,030	13,314,082	(87,833,650)	20,300,550
Total assets	86,929,057	1,262,108	128,644,877	123,702,491	(159,328,815)	181,209,718
Current liabilities:
Payable to merchants	—	—	61,947,517	562,197	—	62,509,714
Amounts due to Group companies(1)	—	1,315,756	27,978,153	123,501,613	(152,795,522)	—
Others	24,607	191,953	25,980,009	5,023,431	—	31,220,000
Total current liabilities	24,607	1,507,709	115,905,679	129,087,241	(152,795,522)	93,729,714
Non-current liabilities
Convertible bonds	11,788,907	—	—	—	—	11,788,907
Others	996	75	324,285	251,194	—	576,550
Total non-current liabilities	11,789,903	75	324,285	251,194	—	12,365,457
Total liabilities	11,814,510	1,507,784	116,229,964	129,338,435	(152,795,522)	106,095,171

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary		VIE and Its	of PDD		Consolidated
	of the VIE)	Hangzhou Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	71,615	(206,025)	49,705,625	44,591,316	—	94,162,531
Net cash generated from/(used in) investing activities	8,816,124	(254,396)	(43,637,362)	(50,505,975)	30,150,331	(55,431,278)
Net cash (used in)/generated from financing activities	(8,960,626)	460,421	3,390,438	26,299,472	(30,150,331)	(8,960,626)

	For the Year Ended December 31, 2022
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary		VIE and Its	of PDD		Consolidated
	of the VIE)	Hangzhou Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash (used in)/generated from operating activities(3)	(24,202)	25,830	25,650,939	22,855,293	—	48,507,860
Net cash generated from/(used in) investing activities	65,707	(93,576)	(43,513,150)	(1,053,261)	22,232,610	(22,361,670)
Net cash generated from financing activities	10,079	66,786	16,710,269	5,455,555	(22,232,610)	10,079

	For the Year Ended December 31, 2021
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary		VIE and Its	of PDD		Consolidated
	of the VIE)	Hangzhou Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	82,074	(150,891)	34,365,025	(5,513,197)	—	28,783,011
Net cash used in investing activities	(91,170)	(270,312)	(26,828,581)	(33,008,291)	24,635,989	(35,562,365)
Net cash generated from/(used in) financing activities	318	368,069	(1,445,969)	23,838,417	(24,635,989)	(1,875,154)

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

**	Represents all of the Company’s subsidiaries other than Hangzhou Weimi.
(1)	Represents the elimination of the intercompany balances among PDD Holdings Inc., Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.

(2)	Represents the elimination of the investments in Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.

(3)	For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIE and its subsidiaries to Hangzhou Weimi, primarily for service fees, was RMB2,714.2 million, RMB963.9 million, and RMB938.2 million (US$132.1 million), respectively.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find the principal risks we face, organized under relevant headings. While businesses in Hong Kong and Macau operate under a different set of laws from mainland China, in the event and to the extent that PRC regulations become fully and directly applicable to companies in Hong Kong and Macau, the legal risks associated with operating in mainland China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” may also apply to operating in Hong Kong and Macau.

Risks Related to Our Business and Industry

Our historical performance may not be indicative of our future growth or financial results. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

The Pinduoduo platform commenced its commercial operations in 2015. The Temu platform commenced its commercial operations in 2022 and has a limited operating history. Our revenues grew from RMB93,949.9 million in 2021 to RMB130,557.6 million in 2022 and RMB247,639.2 million (US$34,879.3 million) in 2023. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or changes in general economic conditions. It is also difficult to evaluate our prospects as we operate in rapidly evolving markets. In addition, our online marketing services, from which we have generated most of our revenues since 2017, may not grow as quickly as we have anticipated. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a relatively limited operating history may encounter.

If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. For example, Duo Duo Grocery, a next-day grocery pick-up service that we started in August 2020 as an extension of the Pinduoduo platform, and Temu, a global e-commerce platform that we launched in September 2022, may each require financial, personnel and other resources commitment over time and may not attract or retain enough users or otherwise perform in accordance with our expectations.

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

In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platforms. The internet and e-commerce markets are characterized by rapid technological evolution, changes in buyer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

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

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands. These factors include our ability to:

●	provide a superior shopping experience to buyers;
●	maintain the popularity, attractiveness, diversity, quality and authenticity of the product offerings on our platforms;
●	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;

●	maintain or improve buyers’ satisfaction with our after-sale services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on our consumer experience or merchant service, internet and data security, product quality, price or authenticity, performance measures, or other issues affecting us or other e-commerce businesses in the countries or regions where we have operations.

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platforms or that we or merchants on our platforms do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brands, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. In particular, we have been and may continue to be subject to negative publicity based on claims and allegations related to intellectual property. For example, the Office of the U.S. Trade Representative, or USTR, has identified the Pinduoduo platform as a “notorious market” since 2019. The USTR may continue to identify the Pinduoduo platform as a notorious market in the future. The negative public perception resulting therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platforms, products and services, it may be difficult to maintain and grow our buyer base, and our business and growth prospects may be materially and adversely affected.

Products sold on our platforms are delivered to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.

Orders placed on our platforms typically rely on third parties to be fulfilled and delivered. These third parties include third-party logistics service providers, warehouse operators and/or pick-up point operators. Interruptions to or failures in services provided by these third parties could affect the timely and successful delivery of products to our buyers. As we do not directly control or manage the operations of these third parties, we may not be able to guarantee their performance. If orders are delayed, damaged or lost during transit, or if order pick-up points are shut down, our buyers may be unsatisfied with their experience on our platforms, which may damage our reputation, cause us to lose buyers, or ultimately adversely affect our results of operations. In addition, certain of these third parties may be influenced by our competitors when providing services to us or our merchants. For example, if third-party logistics service providers raise the shipping rates for delivering merchants’ products on our platforms, those products may no longer be offered at competitive prices on our platforms. As a result, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

If these third parties fail to deliver products to our buyers on time or in good condition, our buyers may refuse to accept merchandise purchased on our platforms and have less confidence in our platforms. In such event, we cannot assure you that our merchants or we will be able to find alternative cost-efficient service providers or operators to offer satisfactory services or pick-up points in a timely manner, or at all, which could cause our business and reputation to suffer or cause merchants and buyers to move to other platforms and have a negative impact on our financial condition and results of operations.

Most merchants on our Pinduoduo platform use e-waybill systems to arrange and track shipments. While we launched our e-waybill system during the first quarter of 2019, merchants on our Pinduoduo platform are allowed to choose different e-waybill systems developed and operated by third-party service providers. Any disruptions to or malfunctions of the e-waybill systems used by our merchants could prevent the timely or proper delivery of products to consumers, which would damage our reputation, harm our business, and diminish the value of our brand name.

We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.

The e-commerce industry is intensely competitive. We compete to attract, engage and retain buyers, merchants, and other participants on our platforms. Our current or potential competitors include (i) major e-commerce operators, (ii) major traditional and brick-and-mortar retailers, (iii) retail companies focused on specific product categories and (iv) major internet companies that do not operate e-commerce businesses now but are in the process of initiating their e-commerce businesses or may launch e-commerce businesses in the future. These current or future competitors may have longer operating histories, greater brand recognition, better supplier or merchant relationships, stronger infrastructure, larger buyer bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from merchants, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to develop their IT systems and technology. Some of these competitors may offer innovative purchase models that may turn out to be highly popular among buyers, and buyers may prefer them over our business model. In addition, new and enhanced technologies may increase the competition in the market we operate in. Increased competition may reduce our profitability, market share, user base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we fail to maintain and expand our relationships with merchants, our revenues and results of operations will be harmed.

We rely on our merchants to offer merchandise that appeals to our existing and potential buyers at attractive prices. Our ability to provide popular products on our platforms at attractive prices depends on our ability to develop mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory for the timely fulfillment of large volumes of orders on our platforms in an efficient manner to ensure our user experience. However, we may experience merchant attrition in the ordinary course of business resulting from several factors, such as losses to competitors, perception that marketing on our platforms is ineffective, reduction in merchants’ marketing budgets, and closures or bankruptcies of merchants. In addition, we may have disputes with merchants with respect to their compliance with our quality control policies and measures and the penalties we impose for violation of these policies or measures from time to time, which may cause them to be dissatisfied with our platforms. Their complaints may in turn result in a negative impact on our public image and reputation. Our agreements with merchants also typically do not restrict them from establishing or maintaining business relationships with our competitors. We cannot assure you that merchants will continue to offer merchandise on our platforms if they are pressured to use only one platform to market their products. If we experience significant merchant attrition, or if we are unable to attract new merchants, our revenues and results of operations may be materially and adversely affected.

Any change, disruption, or discontinuity in the features and functions of major social networks could severely limit our ability to continue growing our buyer base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new buyers and expand our buyer base. Acquiring and retaining buyers on our platforms is important to the growth and profitability of our business. We leverage social networks as a tool for buyer acquisition and engagement. Although buyers can access our platforms and make purchases directly through our platforms, we leverage social networks to enable buyers to share product information and their purchase experiences with their friends, family and other social contacts to generate effective and organic traffic and active interactions among buyers. A portion of our buyer traffic comes from these recommendations or product introductions that buyers share through social networks. Due to the nature of our business model, which resembles a dynamic and interactive shopping experience, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated directly through our platforms and through social networks. Therefore, during our daily operations, we focus more on the delivery of a seamless user experience across different access points, and believe that the final purchase destination cannot be used to reflect the significance of social networks to our business operations.

To the extent that we fail to effectively leverage such social networks, our ability to attract or retain buyers may be severely harmed. If any of these social networks makes changes to its functions or support, such as charging fees for functions or support that are currently provided for free, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our buyer base. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on app stores to disseminate our mobile apps.

Consumers primarily access our services through the Pinduoduo and Temu mobile apps. Our mobile apps are offered via app stores operated by third parties, such as Apple’s App Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile apps. In the past, our mobile apps were taken down from certain third-party app stores. We cannot assure you that we will not experience such an incident of a similar nature in the future. The occurrence of a similar incident may adversely affect our brands and reputation, business, financial condition and results of operations.

Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our IT systems and deliver consistent services to our buyers and merchants.

The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain buyers and our ability to maintain and deliver consistent services to our buyers and merchants. However, our technology infrastructure may fail to keep pace with the growth of our business, particularly with respect to the new product and service offerings on our platforms. Our buyers may experience delays as we seek to source additional capacity. If our buyers are dissatisfied with their experience on our platforms as a result of such delays, our results of operations as well as our reputation could be adversely affected.

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

We may be unable to satisfactorily monitor, maintain or upgrade our IT systems and infrastructure on a real-time basis, and buyers may experience service outages and delays in accessing and using our platforms to place orders. In addition, we may experience surges in online traffic and orders associated with specific promotional activities or the general increase of our scale and complexity of our operations which can put additional demand on our platforms at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platforms or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platforms. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, mobile app slowdowns or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any such occurrence could cause disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

We have incurred net losses in the past, and we may not be able to maintain profitability in the future.

We incurred net losses from our inception until 2020, before recording a net income of RMB7,768.7 million, RMB31,538.1 million and RMB60,026.5 million (US$8,454.6 million) in 2021, 2022 and 2023, respectively. We cannot assure you that we will be able to maintain profitability in the future. In particular, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to maintain profitability.

In addition to managing the foregoing costs and expenses, our ability to maintain profitability depends on our ability to, among other things, attract and retain buyers and increase buyer activities, establish and maintain relationships with merchants, provide valuable online platform services, broaden service offerings, and optimize our cost structure. We may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 51.2% from RMB54,343.7 million in 2022 to RMB82,188.9 million (US$11,576.1 million) in 2023, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. Similarly, our research and development expenses increased from RMB10,384.7 million in 2022 to RMB10,952.4 million (US$1,542.6 million) in 2023. If we incur substantial sales and marketing expenses without being able to achieve the anticipated growth in the number of buyers and merchants on our platforms or their spending, our operating results may be materially and adversely affected. Moreover, if our investment in our research and development does not result in improvements to the quality or efficiency of our services or otherwise fails to generate returns as expected, our operating results may also be materially and adversely affected. As a result, we may experience decreasing operating margin, and may incur net losses in the future.

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

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed in the past but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We and our merchants are vulnerable to natural disasters, health epidemics, and other calamities. Any such occurrence could cause disruption to our and our merchants’ daily operations or the closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In recent years, there have been outbreaks of epidemics in the countries or regions where we have operations. For example, from late December 2022 to early 2023, certain parts of China experienced a heightened number of COVID-19 cases, which resulted in temporary disruptions to business and other activities. Our results of operations could be adversely affected to the extent that any other epidemics or catastrophic events harm the local or global economy in general.

Our success depends on the continuing efforts of our key employees. If we fail to hire, retain and motivate our key employees, our business may suffer.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of our management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our management and key personnel are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects would suffer.

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technological talents who can adapt to a dynamic, competitive and challenging business environment. For example, we may need to hire additional personnel with special sets of skills and experience for our new initiatives and businesses, such as Duo Duo Grocery and the Temu platform. Competition for talent is intense, and the availability of suitable and qualified candidates is limited. Competition for talent could cause us to offer higher compensation and other benefits to attract and retain suitable individuals. Even if we were to offer higher compensation and other benefits, these individuals may choose not to join or continue to work for us. Any failure to attract or retain management and key personnel could severely disrupt our business and growth.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We expect to further expand our businesses. Expansion in general increases the complexity of our operations and places significant strains on our management, operational and financial resources, and may cause additional risks and costs in relation to compliance, such as dealing with regulatory enforcement or labor disputes. We may continue to hire, train and effectively manage new employees and contractors. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees and contractors, our business, financial condition and results of operations may be materially harmed.

In addition, we plan to further establish relationships with more merchants to increase the product offerings on our platforms. Such expansion may require us to work with a variety of additional merchants to introduce new products and address the evolving needs of our buyers. We may have limited or no experience with certain new product offerings, and our expansion into these new product offerings may not achieve broad buyer acceptance. These offerings may present new and difficult technological or operational challenges, and we and our merchants may be subject to claims if buyers are not satisfied with the quality of the products or do not have satisfactory experiences in general.

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

We have launched a number of new initiatives in recent years. For example, we have developed an open, asset-light logistics technology platform. As the first pillar to such logistics technology platform, we launched our e-waybill system during the first quarter of 2019. Building on top of our e-waybill system, our aim is to build a platform that would provide technology solutions to our sizable and growing merchant base, and fundamentally improve their efficiencies and services to users as we deepen our relationships with them. As a result of the development of this platform, we may incur additional costs and expenses, devote more management’s attention to its operations and compliance and allocate additional resources in dealing with potential disputes relating to its operations and intellectual property rights. In August 2020, as an extension to the Pinduoduo platform, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect their orders the next day at nearby designated pickup points. In September 2022, we launched Temu, a global online platform that brings together consumers, merchants, manufacturers and brands around the world. We cannot assure you that we will be able to manage or operate these new business initiatives successfully or effectively, including by providing the requisite services to the merchants, attracting and retaining capable employees and partners, or leasing suitable facilities on commercially acceptable terms. Failure to manage and operate Duo Duo Grocery or the Temu platform could materially and adversely affect our business, financial condition and results of operations.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under the business model of our platforms, substantially all of the products offered on our platforms are supplied by merchants, who are separately responsible for sourcing the products sold to buyers. We have been, are currently, and may in the future be subject to allegations and lawsuits claiming that products listed or sold through our platforms by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe upon third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. Laws and regulations around the world also regulate consumer protection and unfair or deceptive trade practices. To protect against potential liabilities and ensure our compliance with the applicable laws and regulations, we have adopted strict measures, including but not limited to, proactively verifying the authenticity and authorization of products sold on our platforms through working with brands and conducting offline investigations, blocking prior to product launch, or immediately taking down any counterfeit or illegal products or misleading information found on our platforms, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, but these measures may not always be successful or timely. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. These measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account we suspend or terminate, regardless of our compliance with the applicable laws and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business and reputation.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platforms or infringing or misleading content is posted on our user interface, we could face claims or incur penalties. Counterfeit products sold on our platforms may result in significant negative publicity and damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platforms. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us in the United States or the other regions where we have operations, we might be required to pay substantial damages, prohibit the further sale of those products, or limit the activities of certain merchants on our platforms. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. The negative public perception resulting therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

Some of our merchants interact and exchange information with our users through our livestreaming feature. As these communications are conducted in real time, we may be unable to verify and moderate the information exchanged. Therefore, it is possible that users may engage in conversations or activities with illegal, obscene or infringing content that may be deemed unlawful under the applicable laws and regulations on our platforms. In addition, certain merchants may post and sell on our platforms products that may not be sold via e-commerce platforms under the applicable regulations. Failure to identify and remove such products and content from our platforms in a timely manner may subject us to liability and administrative penalties. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

In addition to fraudulent transactions with legitimate buyers, merchants on our platforms may engage in fictitious transactions with themselves or collaborate with third parties to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm buyers by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. Some merchants and users also engage in fictitious transactions on e-commerce platforms to facilitate illegal activities such as online gambling. Fictitious transactions may result in the inflation of our key metrics. Although we have implemented strict measures to detect and penalize merchants who engage in fictitious transactions on our platforms, there can be no assurance that such measures will be effective in preventing all fraudulent transactions or in deterring illegal activities.

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings to protect our rights. Additionally, while we are a platform that does not control merchants, we nevertheless frequently receive and respond to related inquiries and demands from regulators around the globe, and we expect to continue to receive more inquiries and demands in the future. If our policies are violated by merchants, or if our policies and practices or responses to such conduct are perceived as or found to be inadequate by regulators, it could subject us to governmental inquiries, investigations, enforcement actions or potential civil or criminal liabilities, or require us to change our policies and practices in ways that could lower our revenue, increase our costs, make our platform less user-friendly, all of which could adversely impact our business.

Under current U.S. copyright laws such as the Digital Millennium Copyright Act § 512 et. seq., we benefit from statutory safe harbor provisions that protect us from copyright liability for content posted on our platforms by merchants and buyers, and we rely upon user content platform protections under 47 U.S.C. § 230, which limit most non-intellectual property law claims against us based upon content posted by users on our platforms. However, such statutory safe harbor provisions are not available in all jurisdictions where we operate, nor are they available under trademark and patent laws. Similarly, laws related to platforms’ liabilities for products and services offered by merchants to consumers vary by jurisdiction and continue to evolve. Legislation, court rulings and executive orders affecting these limitations on platform liabilities may affect us. In jurisdictions where such limitations on platform liabilities are or become unavailable, we may be held directly or secondarily liable for content, products or services posted or offered by merchants on our platforms in connection with instances of intellectual property infringement, defective products or services and data protection incidents.

Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. Historically, there have been instances of our employees accepting payments from merchants in exchange for preferential treatment on our platforms, and we reported these behaviors to the government authorities.

Although we implement a zero-tolerance policy towards these activities and have not been charged with any wrongdoing, there can be no assurance that our controls and policies will prevent all fictitious, fraudulent or illegal activities by merchants, users or our employees, or that similar incidents will not occur in the future. Any inquiries, investigations and other governmental actions associated with and negative publicity and user sentiment resulting from similar incidents could divert significant management time and attention, severely diminish consumer confidence in us and the value of our brands, and would materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.

The products sold on our platforms may be defectively designed or manufactured, and offerings of defective products on our platforms may expose us to liabilities associated with consumer protection laws. Third parties who purchase defective products sold on our platforms and sustain personal injury or property damage may bring claims or legal proceedings against us. Although we would have legal recourse against the manufacturer of such products under the applicable law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. Also, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the manufacturer, provider or retailer of the products or services purchased by the consumer. In addition, if we do not take appropriate remedial actions against merchants on our platforms for their actions that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. For example, if the operator of the Pinduoduo platform fails to provide a consumer with the real name, address and contact details of the merchant that sold the defective product on the Pinduoduo platform, the operator of the Pinduoduo platform may be liable to compensate such consumer for damages suffered by him or her. Moreover, consumer protection laws in China provide that a platform will be held liable for failing to meet any undertaking that it made to consumers with regard to products listed on it, and the Pinduoduo platform is required to report violations of applicable consumer protection laws, regulations or administrative rules by merchants on the platform to the State Administration for Market Regulation of the PRC, or the SAMR, or its local branches, and to take appropriate remedial measures, including ceasing to provide services to those merchants, as a platform. The operator of the Pinduoduo platform may also be held jointly liable with merchants on the platform who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

We do not maintain product liability insurance for products transacted on our platforms, and our rights of indemnity from the merchants or suppliers on our platforms may not adequately cover us for any liability we may incur. Claims against us, even if they are eventually unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects. In addition, governments and regulatory authorities of the jurisdictions where we operate may continue to promulgate new laws and regulations governing the e-commerce industry, tighten enforcement of existing laws and regulations, and impose additional requirements and other obligations on our business including the operation of our platforms and our market promotion activities. Compliance with these laws and regulations may be costly, and any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties. In the case of the Pinduoduo platform we are subject to the following laws and regulations in China:

●	In August 2018, the Standing Committee of the National People’s Congress of the PRC promulgated the E-Commerce Law, pursuant to which we may be held responsible if fresh produce or other products sold through Duo Duo Grocery caused harm to the interests and health of consumers. Please see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to E-Commerce—The E-Commerce Law” for details.
●	The E-Commerce Law requires certain e-commerce operators, including, but not limited to, e-commerce platform operators and merchants on these platforms, to register with the relevant local branches of the SAMR, and requires that e-commerce platform operators should provide the identity information of the merchants on their platforms to local branches of the SAMR and procure those merchants who fail to make such registrations to comply with the registration requirements. The Measures for the Supervision and Administration of Online Transactions, promulgated by the SAMR in 2021, also require e-commerce platforms to remind individual merchants to timely register with the applicable local branches of the SAMR if those merchants have an aggregate annual online business turnover of RMB100,000 or more. Please see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to E-Commerce—The E-Commerce Law” and “—Regulations on Online Transactions” for details. The policy of the Pinduoduo platform expressly requires all merchants on the platform to complete these registrations. The Pinduoduo platform may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and the Pinduoduo platform may be found liable under the E-Commerce Law and related regulations if it is deemed to have failed to implement the required procedures.

●	In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which require platform operators to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants. In addition, according to the PRC Anti-unfair Competition Law and other laws and regulations, business operators are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. Violators of these laws and regulations may be subject to fines and other administrative penalties. For example, in March 2021, the SAMR fined five platform operators a sum of RMB6.5 million, including RMB1.5 million against the operator of the Pinduoduo platform, for unfair pricing conduct with respect to their online grocery businesses.
●	In February 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-monopoly Guidelines for the Platform Economy Sector, which prohibit business practices such as deploying big data analytics to set discriminatory terms for merchandise prices or other transaction terms; coercive exclusivity arrangements with transaction counterparties; blocking of a competitor’s interface through technological means; and unlawful collection of user data without consent. If the Pinduoduo platform is found to have any non-compliance issues by the authorities, it may be subject to fines and other penalties.
●	In April 2021, the SAMR, together with the CAC and the State Administration of Taxation of the PRC, held a meeting with more than 30 major platform operators, including the operator of the Pinduoduo platform. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. The authorities may regulate these compliance commitments through further legislation or administrative activities. As a result, we may incur additional costs and expenses, devote more of management’s attention and allocate additional resources to be in compliance with the applicable laws and regulations. If the operator of the Pinduoduo platform is required to take any rectifying or remedial measures or is subject to any penalty, the reputation and business operations of the Pinduoduo platform may be materially and adversely affected.
●	In August 2022, certain amendments to the Anti-monopoly Law became effective. These amendments generally impose stricter requirements for completing acquisitive transactions. Please see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Anti-unfair Competition and Anti-monopoly” for details. Any failure or perceived failure by the Pinduoduo platform to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against the Pinduoduo platform or its operator, and could have an adverse effect on our business, financial condition and results of operations.

In the case of the Temu platform, we as the operator of the e-commerce platform and merchants that offer to sell products into the jurisdictions where we operate are subject to the consumer protection laws of such jurisdictions, including those relating to health and safety and product liability. For instance, merchants that offer to sell products into the U.S. are subject to laws and regulations enforced by the U.S. Consumer Product Safety Commission and other similar regulatory authorities at the state level. Merchants that offer to sell products into the European Union are subject to the Product Safety Regulation in the EU. If certain products sold in a jurisdiction by merchants on our platforms are found to be in violation of the applicable consumer protection laws of such jurisdiction, such products could be subject to involuntary recalls, takedown notices, and other actions by the applicable authorities. Recalls and government or user concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Due to evolving legislative activities and varied local implementation practices regarding consumer protection, anti-monopoly and competition laws and regulations in the countries or regions where we have operations, compliance with these laws, regulations, rules and guidelines may be costly, and any actual or alleged non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention, strain our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or otherwise materially and adversely affect our financial condition, operations and business prospects.

We may face challenges in expanding product offerings on our platforms.

The merchants on our platforms carry a wide range of products. Expansion of product offerings on our platforms, in terms of both categories and items, involves new risks and challenges. Our lack of familiarity with new products and lack of buyer data relating to these products may make it more difficult for us to anticipate buyer demand and preferences, inspect and control the quality of these products, and ensure that these products are properly handled, stored and delivered. Our merchants may experience higher return rates on new products, receive more buyer complaints about such products and face costly product liability claims as a result of selling such products, which would harm our brands, reputation and financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.

As we broaden product offerings on our platforms, we will need to work with a large number of new merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new merchants. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating and financial systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. In addition, the initiatives that we are pursuing to diversify our business operations, such as livestreaming, Duo Duo Grocery and Temu, face risks and uncertainties and may not grow successfully.

Tencent provides services to us in connection with various aspects of our operations. If these services become limited, compromised, restricted, curtailed or less effective, more expensive or unavailable to us for any reason or in any way, our business may be materially and adversely affected.

We collaborate with Tencent, one of our principal shareholders and the owner of Weixin and QQ, with respect to various aspects of our business, including our Pinduoduo mini-programs within Weixin and the entry point to our Pinduoduo mini-program in Weixin Pay, which serves as one of the access points to the Pinduoduo platform, as well as providing services such as payment processing, advertising and cloud technology.

If the services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective, more expensive or unavailable to us for any reason, such as if our mini-programs within Weixin and the entry point to our Pinduoduo mini-program in Weixin Pay become inaccessible, our business may be materially and adversely affected. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We rely on the proper operation and maintenance of our platforms, internet infrastructure and telecommunications networks in the countries or regions where we have operations. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

We provide products and services online through our platforms. The satisfactory performance, reliability and availability of our platforms are critical to our success and our ability to attract and retain buyers. Our business depends on the performance and reliability of the internet infrastructure in the countries or regions where we have operations. The reliability and availability of our platforms also depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our buyers could be adversely affected. In the case of the Pinduoduo platform, access to the internet in China is maintained through state-owned telecommunications carriers under administrative control. The Pinduoduo platform obtains access to end-user networks operated by such telecommunications carriers and internet service providers. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platforms. Service interruptions prevent buyers from accessing our platforms and placing orders, and frequent interruptions could frustrate buyers and discourage them from attempting to place orders, which could cause us to lose buyers and harm our operating results. In addition, we have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected.

We may engage in acquisitions, investments or strategic alliances, which could require significant management attention and materially and adversely affect our business and results of operations.

We may, from time to time, identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets.

Any strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own businesses may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from the government authorities. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate anticipated synergies with our business or achieve anticipated financial growth. They could result in significant investments and goodwill impairment charges and amortization expenses for other intangible assets, which would adversely affect our financial condition and operating results.

Undetected programming errors or flaws could negatively affect user experience, damage our reputation or even cause direct loss to us, which would materially and adversely affect our results of operations.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platforms and internal systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of their operators to operate these complex systems properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released. Improper operations or other human errors may also occur from time to time as a result of operating such software and complex systems. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in a negative experience to buyers using our platforms, disruptions to the operations of our merchants, delays in the introduction of new features or enhancements, unintended disclosure of confidential information of buyers, merchants and our platforms, compromise in our ability to provide effective customer service and enjoyable user engagement or exploitation of loopholes by dishonest buyers or merchants. Programming errors or design defects could cause damage to our reputation, loss of buyers or merchants, or direct economic loss to us.

Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large amount of data. We face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and securely transmitting such data over public networks;
●	addressing concerns related to privacy, sharing, safety, security and other factors; and
●	complying with applicable laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data, including any requests from regulatory and government authorities relating to these data.

To address these challenges, we have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. Maintaining complete security on our platforms and systems for the storage and transmission of confidential or private data, such as buyers’ personal information, payment-related information and transaction information, is essential to maintaining consumer confidence in our platforms and systems.

However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect our data. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities through viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation or security breaches, from illegally obtaining the confidential or private data we hold on our platforms. Individuals or entities that illegally obtain confidential or private data may further engage in various other illegal activities using such data. The methods used by hackers and others engaging in illegal online activities are increasingly more sophisticated and constantly evolving. In addition, all online payments for products sold on our platforms are settled through third-party payment services. We have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our buyers may choose to make payment for purchases.

Any negative publicity on our platforms’ data safety or privacy protection mechanisms and policies, and any claims asserted or investigations against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party payment service providers that results in data being improperly used or disclosed could also materially and adversely affect us. Significant capital, managerial and other resources, including costs incurred to deploy additional personnel, develop network protection technologies, train employees, and engage third-party experts and consultants, may be required to ensure and enhance information security or to address the issues caused by a potential security failure.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in the countries and regions where we have operations. These laws and regulations can be complex and stringent, and many are subject to change and evolving interpretation, which may result in claims, changes to our data and other business practices, regulatory investigations, penalties, or otherwise affect our business.

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

In the PRC, the regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or further legislation. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the CAC, the Ministry of Public Security of the PRC, and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Cybersecurity and Data Security

●	The PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past few years. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, effective September 1, 2021. In July 2021, the state council of the PRC promulgated the Regulations on the Protection of Critical Information Infrastructure, effective September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, effective February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Under the Cybersecurity Review Measures, any network platform operator that handles the personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a stock exchange outside of the PRC. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, if we are deemed to be a critical information infrastructure operator or a network platform operator under PRC law, we may become subject to PRC cybersecurity laws and regulations, such as cybersecurity review obligations discussed above.
●	In addition to the currently effective laws and regulations described above, the PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security. For example, in November 2021, the CAC released a consultation draft of the Regulations on Network Data Security Management for public comment. These regulations create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to the draft Regulations on Network Data Security Management, a data processor must apply for cybersecurity review if, among others, it (i) seeks to complete a public offering on a stock exchange outside of the PRC and (ii) processes the data of more than one million users. In addition to the foregoing cybersecurity review obligations, the draft Regulations on Network Data Security Management also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed outside of the PRC, must conduct an annual data security assessment and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the draft Regulations on Network Data Security Management have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Personal Data and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platform operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which unified a number of separate rules with respect to personal information rights and privacy protection, effective November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, in practice, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. These PRC laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the PRC regulators. The Pinduoduo platform is subject to heightened scrutiny and required to adopt stricter measures to protect and manage certain categories of data. However, some of the provisions under the Cybersecurity Review Measures and the draft Regulations on Network Data Security Management remain unclear on whether they are, or will be, applicable to companies that are already listed on securities exchanges in the United States, such as us. If the Cybersecurity Review Measures and the enacted version of the draft Regulations on Network Data Security Management mandate that issuers like us must clear cybersecurity review or obtain other regulatory approvals for their previous issuances of securities in the United States or future offerings, it is unclear whether we would be able to complete such regulatory procedures in a timely fashion, or at all. Failure to do so may subject us to government actions, investigations, fines, penalties, suspension of our operations or removal of our apps from application stores, which could have a material and adverse effect on our business and results of operations.

In the United States, rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provide a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to expand existing regulations, or propose laws similar to the CCPA, which will continue to shape the data privacy environment nationally. Aspects of certain newly enacted state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses to comply. If more stringent privacy legislation arises in the United States, it could increase our potential liability and adversely affect our business, results of operations, and financial condition.

In the European Union and the United Kingdom, we are also subject to laws and regulations regarding data privacy and protection. These include the European Union General Data Protection Regulation, known as the EU GDPR. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, known as the UK GDPR, which is substantially similar to the EU GDPR. These laws establish requirements applicable to the processing of personal data, create new data protection rights for individuals and impose penalties for serious data breaches. Individuals also have a right to compensation under these laws for financial or non-financial losses. Failure to comply with the EU GDPR or the UK GDPR can result in significant monetary penalties, regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), or civil claims (including class actions).

The GDPR, CCPA, and similar laws in other jurisdictions, and future changes to or interpretations of any of these laws, may continue to change the data protection landscape globally and could result in potentially significant operational costs for internal compliance and risk to our business. Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations. Any actual or perceived failure by us to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation. Changes to the regulations on cookies and similar technologies may increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. We may incur liabilities, expenses, costs, and other operational losses under applicable laws in connection with any measures we take to comply with them.

Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to incur substantial operational costs or modify our data practices and policies. We have taken and will continue to take reasonable measures to comply with such laws and regulations, including those set forth under “Item 4. Information on the Company—B. Business Overview—Data Security and Protection” and “Item 16K. Cybersecurity.” However, there are uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. Complying with applicable laws and regulations relating to data security and personal information protection may be costly and result in additional expenses to us, and any material failure to do so may subject us to potential liability, regulatory investigations, costly litigation or negative publicity, harm our reputation and business operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

Buyers on our platforms may opt to pay for purchases using a variety of methods, including through credit cards, debit cards, and payment methods provided by third-party payment service providers such as mobile wallets or buy now pay later solutions. Our business therefore depends on the billing, payment and escrow systems of these service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by buyers and merchants;
●	increasing competition, including from other established internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to third-party payment service providers;
●	breach of buyers’ personal information and concerns over the use and security of information collected from buyers;
●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to third-party payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and
●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our reliance on third-party payment service providers subjects us to limitations imposed by the providers. For example, some commercial banks in China impose limits on the amounts that may be transferred by automated payments from buyers’ bank accounts to their linked accounts with third-party payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our business.

We cannot assure you that we will be successful in entering and maintaining amicable relationships with commercial banks and online payment service providers that work with us. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. Moreover, we cannot guarantee that the terms we have negotiated with these payment service providers, including the payment processing fee rates, will remain as favorable. If the terms with these payment service providers become less favorable to us, such as the increase of payment processing fee rate, we may have to raise the transaction services fees for certain of our merchants, which may cause us to lose merchants, or absorb the additional costs by ourselves, both of which may materially and adversely affect our business, financial condition and results of operations. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, either of which could adversely affect our brands and reputation as well as our business operations.

The laws, regulations, rules, and standards relating to payments span multiple jurisdictions globally, and are complex and evolving.

The laws and regulations related to payments are complex, evolving, subject to change and vary across the PRC, the United States and other jurisdictions globally. Jurisdictions may subject us to requirements for licensing, regulatory inspection, handling of funds, data processing and privacy or other obligations. Any failure or claim of our failure to comply, or any failure by our third-party payment processors to comply, could cost us substantial resources, result in liabilities and harm our reputation. In addition, through our agreements with third-party payment processors, we are subject to credit card association operating rules, which are subject to change or reinterpretation. Any failure to comply with these rules could impact our ability to meet our contractual obligations to our third-party payment processors. Any changes in these rules, including any change in our designation by major payment card providers, could require a change in our business operations.

In China, the commercial banks and third-party payment service providers that work with the Pinduoduo platform are subject to the supervision of the People’s Bank of China. The People’s Bank of China may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities to the Pinduoduo platform. For example, in November 2017, the People’s Bank of China published the Notice on Further Strengthening the Rectification of Uncertificated Payment Business Operations without a Certificate. This notice was intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that the pattern of the Pinduoduo platform receiving settlement services from third-party payment service providers is not in violation of the notice because (i) the commercial bank opens a special internal account to receive payment from the buyers, (ii) the Pinduoduo platform submits to the bank materials verifying the truthfulness of the transactions and (iii) the bank also verifies other information, if it deems necessary, before it distributes the payment to merchants on the Pinduoduo platform and the Pinduoduo platform, as applicable. However, we cannot assure you that the People’s Bank of China or other governmental authorities will take the same view as ours. If required by the People’s Bank of China or new legislation, the payment service providers that work with the Pinduoduo platform will have to suspend their services or explore new models to offer their services to the Pinduoduo platform, the Pinduoduo platform may not be able to claim its ownership and exclusive control of the payments from the buyers in the bank accounts opened with the commercial banks, and the Pinduoduo platform may incur additional expenses or invest considerable resources in complying with the requirements. If the People’s Bank of China or other governmental authorities deem the Pinduoduo platform’s cooperation with payment service providers to be in violation of law, the Pinduoduo platform may also have to suspend or terminate its cooperation with these payment service providers or explore new models for using their services, and the income derived from the accrued interests in the bank accounts may be confiscated, and the Pinduoduo platform may be subject to a fine of one to five times of such income.

In addition, similar to a potential increase in fee rates from third-party payment service providers described above, any increased costs associated with compliance with rules on payment processing could lead us to bear increased costs or increased fees for our merchants, each of which may negatively impact our business.

We do not control Shanghai Fufeitong and the majority of its equity interests is indirectly controlled by our executive officers. If any conflict arises between us and Shanghai Fufeitong and cannot be resolved in our favor, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In April 2020, Shanghai Xunmeng, a subsidiary of the VIE, entered into a business cooperation agreement with Shanghai Fufeitong Information Service Co., Ltd., or Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As Shanghai Fufeitong is a company in which Mr. Lei Chen and Mr. Zhenwei Zheng, our executive officers, indirectly hold 50.01% of the equity interests, the transaction constitutes a related party transaction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong” for more details about the transactions.

As Shanghai Fufeitong, which we do not have control over, also provides payment services to other parties from time to time, we cannot assure you that Shanghai Fufeitong’s transactions with other parties or its pursuit of opportunities and development would not conflict with our interests. There can be no assurance that Mr. Lei Chen and Mr. Zhenwei Zheng, in light of their control over Shanghai Fufeitong, would act in favor of our interests if any conflict arises between us and Shanghai Fufeitong. If the conflict cannot be resolved in our favor, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, due to our cooperation with Shanghai Fufeitong, any event that negatively affects Shanghai Fufeitong may also negatively affect the perception of our buyers, merchants, regulators and other third parties on us and may further adversely and materially affect our reputation, business, results of operations and prospects.

Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the governmental authorities. In the case of the Pinduoduo platform, these authorities include the Ministry of Commerce of the PRC, the MIIT, the National Radio and Television Administration of the PRC, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold on the Pinduoduo platform. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and related business, including entry into the industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. For instance, the Pinduoduo platform is required to hold a number of licenses and permits in connection with its business operations, including the ICP license and approvals for the establishment of PRC foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and may apply for certain additional licenses with the government authorities in the future to maintain compliances especially when we take on new business activities. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Investment” and “—Licenses, Permits and Filings.”

As of the date of this annual report, we have not been subject to material penalties or other material disciplinary action from the governmental authorities regarding conducting our business without proper approvals, licenses and permits. However, we cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. The interpretation and implementation of current and any future laws and regulations applicable to online retail and related businesses may substantially impact our business and financial condition. New laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. Interpretations of existing laws and regulations could also change, resulting in us being subject to licensing requirements that we believe we are not currently subject to. If any governmental authority considers us operating without proper approvals, licenses, filings, registrations or permits or promulgates new laws and regulations that require additional approvals, filings, registrations or licenses or impose additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, require us to discontinue the relevant part of our business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

Applicable laws and regulations may also require e-commerce platform operators to take measures to protect consumer rights. Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. Although we endeavor to comply with the applicable laws and regulations, there is no assurance that we can timely react to the evolving requirements. If the competent governmental authorities deem that we fail to meet such requirements, we may receive warnings, be ordered to make rectifications, or be subject to other administrative sanctions and/or penalties that may have a material adverse effect on our reputation, business, financial condition and results of operations.

For instance, on November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, also known as Notice 78. Pursuant to Notice 78, platforms that provide livestreaming must register their information and business operations. On April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which requires livestreaming platforms to adopt measures to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms. Regulatory authorities may promulgate new laws and regulations from time to time to address new issues and regulate emerging activities. The interpretation and implementation of existing laws and regulations applicable to business activities in livestreaming and e-commerce are complex and evolving. We cannot assure you that we will not be found in violation of any of the laws and regulations currently in effect due to the evolving interpretation and implementation of these laws and regulations.

We are subject to the labor laws and regulations of the jurisdictions in which we have employees. If we are found to violate these laws or regulations, or if these laws and regulations change, we could be negatively affected. Our entities in China are required by PRC laws and regulations to comply with PRC labor laws and regulations, pursuant to which they must pay overtime compensation and provide various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the PRC authorities determine that the PRC entities need to make supplemental contributions, that these entities are not in compliance with labor laws and regulations, or that these entities are subject to fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.

Pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which became effective on January 1, 2019, an individual’s taxable income shall be an amount equal to such individual’s total annual income less a general deductible of RMB60,000 and various special deductibles permitted under relevant laws. Determination and calculation of such special deductibles in accordance with the law may result in an increase of the operating costs and expenses of the Pinduoduo platform. However, as the interpretations of these laws and implementing rules have not been entirely settled yet, our determination and calculation of the special deductibles based on our understanding may be different from how the tax authorities or our employees in the PRC would do. These differences may result in inquiries or reassessment by the tax authorities, as well as disputes with our employees in the PRC.

We may increasingly become a target of public scrutiny and anti-competitive actions conducted by competitors or third parties with ill intent, including complaints to regulatory agencies, negative media coverage, and public dissemination of malicious reports or accusations about our business, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our platforms, and the high volume of transactions taking place on our platforms as well as publicity about our business create the possibility of heightened attention from the public, competitors, regulators and the media. Heightened regulatory and public concerns over consumer protection and consumer safety issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platform and the increasing scope of our overall business operations. In addition, changes in our services or policies have resulted or could result in objections by the public, our competitors, operators of traditional or new media and social networks, merchants on our platform or others. From time to time, these objections or allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

In particular, as the competition in the e-commerce industry further intensifies, we are increasingly susceptible to aggressive, anti-competitive and potentially malicious behaviors, conducts and campaigns by our competitors or third parties with ill intent. For example, untrue and unsubstantiated allegations targeting our platforms or merchants on our platforms may be posted on internet forums, social media platforms or websites by anyone on an anonymous basis. The availability of information on the internet is virtually immediate, as is its impact. These information platforms may not necessarily filter or check the accuracy of information before allowing them to be published. We are often afforded little or no time to respond. For instance, in March 2023, a number of media channels reported cybersecurity concerns about our Pinduoduo mobile app alleged by an anonymous source. Competitors or third parties with ulterior motives could launch aggressive marketing and publicity strategies against us and place the media coverage about this incident among other innocuous or unrelated matters. We are working with stakeholders to refute the allegations while using this opportunity to review our practices. As a result of this anti-competitive conduct, or activities of a similar nature, our brand name and reputation may be materially and adversely affected, and our business operations and strategies may be disrupted or harmed. We may even be subject to governmental or regulatory scrutiny or third-party claims as a result. Meanwhile, we may be required to spend significant amount of time and incur substantial costs to react to or address these consequences. There is no assurance that we will be able to effectively defend ourselves against this type of anti-competitive conduct within a reasonable period of time, or at all.

Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation, business or prospects.

The online marketing services provided by the Pinduoduo platform are considered, in part, to involve internet advertisement under PRC law, which subjects us to PRC laws and regulations applicable to advertising.

The Pinduoduo platform generates a significant amount of our revenues from online marketing services and other related services. The PRC Advertising Law and the Administrative Measures on Internet Advertising govern commercial advertising activities conducted within the territory of the PRC that directly or indirectly promote a product or service through text, images, audio, video, or any other form, using any website, web page, web application, or other online media. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Advertising Business.” Under the Administrative Measures on Internet Advertising, our online marketing services and other related services fall within the purview of the PRC Advertising Law.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. The Pinduoduo platform currently generates revenues primarily from online marketing services. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Administrative Measures on Internet Advertising require paid-for search results to be prominently marked as an advertisement and distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, the Pinduoduo platform must distinguish between merchants who purchase the relevant online marketing and related services (or the listings posted by these merchants) and other merchants. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of the Pinduoduo platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Administrative Measures on Internet Advertising, the Pinduoduo platform is required to take steps to monitor the content of advertisements displayed on the platform. Complying with PRC requirements on online advertising requires considerable resources and time, and could significantly affect the operation of the Pinduoduo platform, while exposing the Pinduoduo platform to increased liability under the relevant laws and regulations. The costs associated with complying with these laws and regulations, including any penalties or fines for our failure to comply if required, could have a material adverse effect on the Pinduoduo platform’s business, financial condition and results of operations. Any further change in the classification of the Pinduoduo platform’s online marketing and other related services by the PRC government may also significantly disrupt the Pinduoduo platform’s operations, and materially and adversely affect its business and prospects.

In addition, the Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. To the extent such new laws or regulations are enacted, our costs of complying with and our potential liability under the relevant laws or regulations could increase, which may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, are, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products offered by our merchants, our services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platforms or business, if any such holders exist, would not seek to enforce such patents against us in any jurisdiction. Further, the application and interpretation of patent laws and the procedures and standards for granting patents in certain countries or regions where we operate may be evolving and are uncertain, and we cannot assure you that their courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or non-compliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat websites that attempt to cause confusion or diversion of traffic from us, against which we have initiated or are considering initiating legal proceedings. However, there is no guarantee we would prevail in any legal proceeding, and we may continue to become an attractive target to these types of attacks in the future because of our brand recognition in the online retail industry. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We have initiated litigation to defend our trademarks against infringement. However, we can provide no assurance that we will prevail in these ongoing actions or any other future litigation, and even if we do prevail, we may not obtain a meaningful recovery.

In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Tax legislation relating to the e-commerce industry is still developing. Governments may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce platforms, which could increase the costs to consumers and merchants and make our platforms less competitive. Governments may require e-commerce platform operators to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about merchants on our platforms, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including payment and withholding obligations against merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to sell products through our platforms, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities of merchants on our platforms and increase our liabilities and obligations.

Any heightened tax law enforcement against us or participants in our ecosystem (including imposition of reporting or withholding obligations on operators of e-commerce platforms with respect to indirect taxes of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

Our business may be subject to seasonal sales fluctuations which could result in volatility or have an adverse effect on the market price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less buyer traffic and purchase orders in the first quarter of each year. Furthermore, sales are generally higher in the fourth quarter of each calendar year than in the preceding three quarters. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. Moreover, due to our relatively limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

We may not have sufficient funds to fulfill our payment obligations under the 2024 Notes and the 2025 Notes, including to repay the 2024 Notes and/or the 2025 Notes upon maturity, to settle conversions of the 2024 Notes and/or the 2025 Notes in cash, to repurchase the 2024 Notes and/or the 2025 Notes upon a tax redemption or an optional redemption thereof or, at the holders’ election, upon a fundamental change (as defined in the terms of the 2024 Notes and the 2025 Notes, respectively) or on the specified dates set forth in the terms of the 2024 Notes and/or the 2025 Notes. In September 2022, we offered to repurchase the 2024 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2024 Notes, and we completed the repurchase right offer relating to the 2024 Notes in October 2022. US$1,000 aggregate principal amount of the 2024 Notes was validly surrendered and repurchased. In October 2023, we offered to repurchase the 2025 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2025 Notes, and we completed the repurchase right offer relating to the 2025 Notes in December 2023. US$1,261,366,000 aggregate principal amount of the 2025 Notes was validly surrendered and repurchased.

We may rely upon distributions and advances from our subsidiaries, as well as service fees paid by the VIE and its subsidiaries pursuant to our contractual arrangements with them, to meet our cash requirements, including the payment obligations under the 2024 Notes, the 2025 Notes and our other obligations. Our subsidiaries and the VIE and its subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

The insurance industry in China is still developing, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our operations in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We and certain of our directors and officers have been named as defendants in several lawsuits, and we may be the target of future claims, litigation, government investigations or other proceedings, all of which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are regularly subject to actual and threatened claims, litigation (including putative class action lawsuits), reviews, investigations, and other proceedings, including proceedings by governments and regulatory authorities, involving a wide range of issues, including intellectual property infringement, data security and privacy, commercial practices and other matters. For instance, in December 2022, Temu was named as defendant in a copyright and trademark infringement lawsuit filed by Roadget Business Pte. Ltd., doing business as SHEIN, in the United States District Court for the Northern District of Illinois. This action was dismissed by SHEIN in October 2023. In July 2023, Temu was named as a defendant in five copyright infringement lawsuits filed by several businesses and persons who have business relationships with SHEIN, which lawsuits are currently pending in the United States District Court for the Northern District of Illinois. In December 2023, to protect Temu’s intellectual property and defend Temu against further harm from unfair competitive practices, we filed a complaint in the United States District Court for the District of Columbia against SHEIN. We have also been named as defendants in putative class actions with claims largely based on a short seller report alleging, among other things, that consumers were misled about how Temu uses their data. We do not believe that these claims are meritorious and are vigorously defending ourselves against them. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. The number and scale of these proceedings have increased, and will likely continue to increase, as our business has expanded in scope and geographic reach, and as our platforms become more complex, available to, and used by more people, and as governments and regulatory authorities seek to regulate us on a pre-emptive basis.

The outcome of any claims, litigation, government investigations, and other proceedings is inherently uncertain. Regardless of the outcome, such investigations and proceedings can have a material adverse impact on us because of legal costs, diversion of management resources, and other factors. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these matters could result in payments of substantial monetary damages or fines, reputational harm, harm to our relations with various government agencies and regulators, orders preventing us from offering certain products or services or requiring us to changes to our business practices in costly ways, and would thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, all or part of the defense costs, or any liabilities that may arise from these matters may not be covered by any insurance. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We may also be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements that establish part of the VIE structure do not comply with the PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our operations in China, and our ADSs may decline in value or become worthless.

In China, foreign ownership of certain parts of our businesses including value-added telecommunications services (“VATS”) is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, multi-party communications in the PRC, storage and forwarding classes, and call centers).

PDD Holdings Inc. is a Cayman Islands holding company and certain of our PRC subsidiaries are considered PRC foreign-invested enterprises under PRC laws, and accordingly, are not eligible to provide value-added telecommunications services. As a result, we conduct our operations in mainland China through (i) our mainland China subsidiaries, (ii) the VIE, in which PDD Holdings Inc. does not have any equity interest but with which we maintain contractual arrangements, and (iii) the subsidiaries of the VIE. In particular, we currently conduct the business activities of the Pinduoduo platform through Shanghai Xunmeng, a subsidiary of the VIE, which holds the VATS License for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) call center business within mainland China, and (iv) information services. Shanghai Xunmeng is wholly owned by the VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. We, through Hangzhou Weimi, entered into a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, with Hangzhou Aimi, its shareholders and, as applicable, their spouses, which enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and its subsidiaries for accounting purposes and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. The VIE and its subsidiaries contributed 45.7% of our revenues in 2023. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

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

King & Wood Mallesons, our PRC legal counsel, has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of the whole or any part of our contractual arrangements with the VIE. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. The PRC government has discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures, including, but not limited to:

●	revoking the business license and/or operating license of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations, including by blocking the VIE’s websites or apps;
●	imposing fines, confiscating the income from Hangzhou Weimi, the VIE or its subsidiaries, or imposing other requirements with which we, the VIE or its subsidiaries may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the VIE and its subsidiaries; or

●	restricting or prohibiting our use of the proceeds of financings conducted outside of China to finance our business and operations in China.

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

We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress of China approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced most of the laws and regulations previously governing foreign investment in the PRC. The PRC Foreign Investment Law is the foundation for regulating foreign investments in China. Subsequently, on December 26, 2019, the State Council promulgated the Implementation Regulations on the PRC Foreign Investment Law, which came into effect on January 1, 2020.

Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. The PRC Foreign Investment Law stipulates three forms of foreign investment, but is silent as to whether contractual arrangements are a form of foreign investment. The Implementation Regulations on the PRC Foreign Investment Law are also silent as to whether contractual arrangements should be deemed to be a form of foreign investment. However, the definition of “foreign investment” under the PRC Foreign Investment Law is broad and covers all activities whereby foreign investors invest in China, including investments made through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Before clarification or confirmation by future laws, administrative regulations or provisions promulgated by the State Council on the nature of contractual arrangements, there is no assurance that contractual arrangements would not be considered to be foreign investment under the PRC Foreign Investment Law. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to how contractual arrangements would be regulated and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

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

The VIE and its subsidiaries contributed 59.3%, 56.2% and 45.7% of our consolidated total revenues in 2021, 2022 and 2023, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business in the PRC. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE and its subsidiaries. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we would have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings, the outcome of which cannot be predicted with certainty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Although the shareholders of the VIE hold equity interests on record in the VIE, each such shareholder has irrevocably authorized Hangzhou Weimi to exercise his rights as a shareholder of the VIE pursuant to the terms of the shareholders’ voting rights proxy agreement. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the arrangements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There are uncertainties under PRC laws and regulations regarding the validity of the whole or any part of our contractual arrangements with the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—The regulatory environment in China is complex and evolving, which could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE and its subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Lei Chen and Mr. Jianchong Zhu hold 86.6% and 13.4% equity interests in the VIE, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which we have control over and are considered the primary beneficiary of the VIE and its subsidiaries. These shareholders of the VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure.” These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the activities of the VIE and its subsidiaries and receive economic benefits from it. For example, the shareholders may be able to cause our arrangements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option arrangements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual we designate, to the extent permitted by PRC law. We also rely on these shareholders to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed shareholders’ voting rights proxy agreement to appoint Hangzhou Weimi or a person designated by Hangzhou Weimi to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with that entity and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our ability to direct the activities of the VIE and its subsidiaries. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE and its subsidiaries or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

We began our business operations in multiple jurisdictions through the launch of the Temu platform in September 2022. As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are subject to a variety of risks inherent in doing business on a global scale, including:

●	international geopolitical tensions and events;
●	the political, social and economic conditions of each jurisdiction where we operate;
●	compliance challenges due to the different laws and regulatory environments of the jurisdictions where we operate, including but not limited to those related to trade protection (including import and export control, custom duties and tariffs), data privacy and protection, network security, consumer protection, product liability, online payments and money transmission, funds transfer, currency exchange controls, marketing and advertising, intellectual property protection, employment and labor, trust and safety, supply chain compliance, and competition;
●	compliance challenges under different tax regimes and policies in jurisdictions where we operate;
●	compliance challenges arising from conflicts in the laws, rules, regulations, policies and orders of different jurisdictions;
●	potential damage to our brands and reputation due to compliance with local laws, including requirements to censor content and/or requirements to provide user information to local authorities;
●	local and/or regional competition;
●	fluctuations in currency exchange rates;
●	difficulties in staffing and managing global operations;
●	limitations on global, regional and local fulfillment and technology infrastructure; and
●	higher costs of doing business globally.

As we expand further into new and existing countries, regions and markets, these risks could intensify, and efforts we make to expand our business and operations globally may not be successful. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations.

Despite our global footprint, we are still in the early stages of operating the Temu platform. There can be no assurance we will be able to continue to generate revenue from the Temu platform. We have devoted, and will need to continue to devote, substantial managerial, financial and human resources to devise and implement monetization strategies and product and service offerings that are suitable for diverse global markets with different user needs, competitive landscapes and operational requirements. If we fail to generate revenue globally in an effective and efficient manner, our business, financial condition and results of operations may be materially and adversely affected.

Changes in U.S. and international trade policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities, may adversely impact our business and operating results.

There have been heightened tensions in international relations in recent years, which has resulted in and may continue to cause changes in international trade policies and additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it difficult to predict future developments regarding tariffs and other trade restrictions. For example, the tensions between the United States and China in recent years have led to additional or higher tariffs imposed by the United States on certain products imported from China and restrictions on the sale of certain products into the United States. We operate in a number of countries and regions around the world. Tariffs and other restrictions imposed by any country or region we serve could affect our business and financial condition. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could restrict our and our merchants’ ability to source and sell products to the global markets, could increase our costs or reduce the competitiveness of the prices of products offered on our platforms and could affect our and our merchants’ ability to timely ship and deliver products to our buyers, any of which could harm our business, financial condition, and results of operations.

In addition, tensions in the relations between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt drastic measures in the future that impact our global business operations. Recent legislative activities in the U.S. regarding, and economic and trade sanctions threatened and/or imposed by the U.S. government on, a number of technology companies with significant China operations have raised concerns as to whether, in the future, there will be additional regulatory challenges or restrictions involving other technology companies with significant China operations. Similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, could materially and adversely affect our business. The adoption or expansion of restrictions, including restrictions or complete bans on access to apps and other platforms, cross-border data transfers, tariffs, or other governmental action related to economic policies, has the potential to adversely impact our business, operational results and financial position.

Currently, certain orders purchased by consumers in the United States from merchants outside of the United States through our Temu platform are imported into the United States under the exemption provided in Section 321 of the Tariff Act of 1930, which exempts packages shipped to the United States under a specified monetary threshold from import duties as long as certain requirements are met. If this exemption were to become unavailable to these orders, or if the exemption threshold were to decrease, our business, financial condition and results of operations may be materially and adversely affected. Additional informational or other procedural requirements may make it slower and more costly to ship packages to the United States, which may affect the business of our Temu platform in the United States. Governments in other jurisdictions may also consider proposals to amend laws and regulations relating to customs that, if adopted, would make importing goods into those jurisdictions more complicated, which could adversely affect our business.

Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.

We are subject to a variety of laws and regulation across the many jurisdictions where we operate, including without limitation those relating to international trade, investment restrictions, product liability, employment and labor, taxation, consumer protection, marketing and advertising, online payments and money transmission, data privacy and protection, intellectual property protection, trust and safety, and supply chain compliance.

These laws and regulations can be significantly different across different jurisdictions and are continually evolving. Compliance with these laws and regulations is costly, requires significant management time and effort and may require changes to our business practices for local adaptation. Additionally, it is not always clear how these laws and regulations apply to e-commerce platforms as many of them, when enacted, did not address the unique issues that arise in the context of e-commerce platforms. In some jurisdictions, the authorities may seek to impose domestic laws and regulations on our global operations extraterritorially. We may also be subject to inconsistent compliance obligations across jurisdictions. New platform liability laws, potential amendments to existing laws, and ongoing regulatory and judicial interpretation of platform liability laws may impose costs, burdens and uncertainty on us and the merchants on our platforms. To comply with new platform liability laws, we could incur significant costs implementing any required changes, investigating and defending claims and, if we are found liable for any violations of such laws, significant damages. In addition, if legislation or regulatory inquiries, even if focused on other entities, require us to expend significant resources in response or result in the imposition of new obligations, our business and results of operations could be adversely affected.

We strive to comply with all laws and regulations that are applicable to our operations around the world. Despite our efforts, we may not have fully complied in the past, and may not be able to fully or timely comply in the future, with all applicable laws and regulations, particularly where the regulatory regimes have not been broadly applied to e-commerce platforms. We may also be subject to conflicting laws, regulations, rules and orders, where compliance with those of one jurisdiction could result in violation of those of another jurisdiction. Relatedly, in the ordinary course of our business and in light of the scale of our global operations, we are, and will continue to be, regularly subject to formal and informal reviews, queries, investigations, proceedings or other types of administrative actions by governmental and regulatory authorities in the jurisdictions in which we operate under existing laws, regulations, or interpretations or pursuing new and novel approaches to regulate our operations. The number and scale of these proceedings have increased, and will likely continue to increase, as our business has expanded in scope and geographic reach, and as our platforms become more complex, available to, and used by more people, and as governments and regulatory authorities seek to regulate us on a pre-emptive basis. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them could expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines); subject us to sanctions; harm our brands and reputation; increase our cost of doing business; require us to change the way we operate in a way adverse to our business, including by discontinuing certain services or restricting our operations in one or more jurisdictions; adversely affect our ability to attract merchants and buyers; impede our growth; or otherwise have a material effect on our business. The media, political, and regulatory scrutiny we face, which may continue to increase, amplifies these risks. All of these could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Additionally, if the third-party merchants that sell merchandise on our platforms or the third-party vendors that provide services to us violate applicable laws or regulations, those violations could also result in liabilities for us and harm our brands, reputation and business. For example, in June 2022, the Uyghur Forced Labor Prevention Act, or the UFLPA, became effective in the U.S., establishing a rebuttable presumption that goods mined, produced, or manufactured in a certain region in China or by an entity on the UFLPA Entity List are prohibited from importation into the U.S. We require merchants on the Temu platform to comply with our third-party code of conduct, which strictly prohibits the use of forced, penal or child labor. In addition, we establish policies and procedures to ensure that no seller on the Temu platform is on the UFLPA Entity List, and use technology to identify products that are at higher risk of non-compliance. Any third-party violations of applicable laws or our policies may subject us to negative publicity, investigations, fines, fees, settlements or other costs and liabilities as a result of the enforcement of laws, regulations, sanctions, embargoes, export controls programs or other restrictions. Our ability to rely on insurance, contracts, indemnification and other remedies to limit these liabilities may be insufficient or unavailable in some cases. Furthermore, the circumstances in which we may be held liable for the acts, omissions, or responsibilities of our merchants or other third parties are uncertain, complex, and evolving. Upcoming and proposed regulations may require platforms like ours to comply with additional obligations, and the resulting compliance costs and potential liability risk could negatively impact our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A significant portion of our assets and operations is located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in certain respects, including the level of government involvement, level of development, growth rate, control of currency exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also influences and drives China’s economic growth by allocating resources, controlling payment of obligations denominated in currencies other than Renminbi, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2010. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 8.1%, 3.0% and 5.2% in 2021, 2022 and 2023, respectively. There have also been concerns about geopolitical conditions in certain regions or around the world, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China may have a material effect on the overall economic growth of China, which could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments becomes illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

The regulatory environment in China is complex and evolving, which could adversely affect us.

We conduct our business in China primarily through our PRC subsidiaries, the VIE and its subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under a civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We may be adversely affected by the complexity and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government regulates many aspects of the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving. As a result, in certain circumstances it may be difficult to determine what actions or omissions may violate applicable laws and regulations.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits PRC telecommunications service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunications services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai Xunmeng owns the relevant domain names and trademarks in connection with the Pinduoduo platform and has the necessary personnel to operate the Pinduoduo platform.

The landscape of PRC laws, regulations and policies relating to the internet industry is complex and developing. Existing laws, regulations and policies are relatively new and have been applied and interpreted for only a short period of time. New laws, regulations or policies may also be adopted in the future. Determining the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including the Pinduoduo platform, is therefore a complex and evolving process. We cannot assure you that the Pinduoduo platform has obtained all the permits or licenses required for conducting its business or will be able to maintain its existing licenses or obtain new ones. If the PRC government determines that the Pinduoduo platform was operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on any part of the operations of the Pinduoduo platform, the PRC government has the power to, among other things, levy fines, confiscate income, revoke business licenses, and require the Pinduoduo platform to discontinue the relevant part of its business or impose restrictions on the affected portion of the Pinduoduo platform. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.

Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or significantly limit or completely hinder our ability to offer or continue to offer our ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business and the value of our ADSs.

Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Each of Shanghai Xunmeng and Walnut Street (Shanghai) Information Technology Co., Ltd. (formerly known as Shanghai Pinduoduo Network Technology Co., Ltd.), one of our PRC subsidiaries, was recognized as a “high and new technology enterprise” and was eligible for a preferential corporate income tax rate of 15% until 2023. Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., one of our PRC subsidiaries in Qianhai District, Shenzhen, Guangdong Province, is also eligible for a preferential corporate income tax rate of 15% until 2025. These preferential corporate income tax treatments are subject to the discretion of the governmental authorities. The discontinuation of any preferential tax treatments or the imposition of any additional taxes could adversely affect our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing judgments or bringing actions in China against us or our management named in the annual report based on non-PRC laws.

We are an exempted company incorporated under the laws of the Cayman Islands. Through our PRC subsidiaries, the VIE, and the VIE’s subsidiaries, we conduct a significant portion of our operations in China and a significant portion of our assets are located in China. It may be difficult for you to effect service of process upon us or our directors and officers residing outside the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of our current directors and officers are nationals and residents of countries other than the United States and a significant portion of the assets of these persons may be located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of non-PRC judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce non-PRC judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a non-PRC judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on distributions and advances from our mainland China subsidiaries, as well as service fees paid by the VIE and its subsidiaries pursuant to our contractual arrangements with them, to meet our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we elect to make such distributions. If any of our mainland China subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our mainland China subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a mainland China company is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a mainland China company may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve funds and staff welfare and bonus funds cannot be distributed to us as dividends.

Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restrictions on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi-denominated revenues to pay dividends to us.

Additional regulatory requirements or a more substantial vetting process may be adopted by SAFE for cross-border transactions falling under both current accounts and capital accounts. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us, or on the ability of the VIE and its subsidiaries to pay service fees to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by mainland China companies to non-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-resident enterprises are incorporated.

PRC regulations on loans to and direct investment in mainland China entities may delay or prevent us from using the proceeds of any financing conducted outside of mainland China to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a Cayman Islands holding company, and a significant portion of our holdings conduct operations in China. We may make loans to our mainland China subsidiaries, the VIE and its subsidiaries, but these loans are subject to limits in size and may need to be approved by or registered with the governmental authorities. Besides loans, we may also make additional capital contributions to our mainland China subsidiaries. Any loans to our PRC wholly foreign owned enterprises are subject to foreign exchange loan registrations. In addition, a PRC foreign-invested enterprise must use its capital for its own use in furtherance of bona fide purposes within its business scope. The capital of a PRC foreign-invested enterprise may not be used, whether directly or indirectly, (i) to make payments for purposes beyond the business scope of the enterprise or which are otherwise prohibited by the law; (ii) for investments in securities or any other instruments other than banks’ principal-secured products unless otherwise specifically permitted by law; (iii) to grant loans to non-affiliated enterprises, except where it is expressly permitted in the enterprise’s business license; and (iv) to pay for expenses related to the purchase of real estate that is not for self-use, unless the enterprise is a PRC foreign-invested real estate enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in mainland China entities, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans we make to our mainland China subsidiaries or the VIE or with respect to future capital contributions we make to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from financings conducted outside of mainland China and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar is affected by changes in the political and economic conditions of the PRC and the U.S., and by the foreign exchange policies of the PRC and the U.S., among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering, follow-on offerings or convertible senior notes offerings into Renminbi for our operations in the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, payments when due on the 2024 Notes or the 2025 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of December 31, 2023, we had not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into other currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulatory requirements on the convertibility of the Renminbi into other currencies and, in certain cases, the remittance of currency out of mainland China. To the extent cash in our business is in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

We receive a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on distributions and advances from our mainland China subsidiaries, as well as service fees from the VIE and its subsidiaries, to fund our cash and financing requirements. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in currencies other than Renminbi without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in mainland China may be used to pay dividends to entities outside of mainland China, including our Cayman Islands holding company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into other currencies and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in currencies other than Renminbi. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries, the VIE and its subsidiaries to pay off any foreign currency debt that our mainland China subsidiaries, the VIE or its subsidiaries may owe to entities outside of mainland China, or to make other capital expenditure payments outside of mainland China in a currency other than Renminbi.

The PRC government may impose more restrictive foreign exchange policies and step up scrutiny of major cross-border capital movements. If the foreign exchange control system prevents us from satisfying our multi-currency demands, we may not be able to utilize cash held in mainland China to fund any cash or financing requirements we may have outside of mainland China or pay dividends to our shareholders, including holders of our ADSs.

Any factors that reduce cross-border e-commerce or make such trade activities more difficult could harm our business.

The shipping and handling of goods across national borders is often expensive and complicated in the context of cross-border e-commerce. Customs and duty procedures and reviews, including duty-free thresholds in various key markets, the interaction of national postal systems, and security related governmental processes at international borders, may increase costs, discourage cross-border purchases, delay transit, and create shipping uncertainties. Any factors that increase the costs of cross-border e-commerce or restrict, delay, or make cross-border e-commerce more difficult or impractical would lower our revenue and profits and could harm our business.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which an investor based outside of mainland China acquires control of a mainland China enterprise and involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of an enterprise that holds a famous trademark or a PRC time-honored brand. The M&A Rules also require that, in accordance with the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress, which was most recently amended in 2022, any merger and acquisitions of PRC enterprises which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the PRC national security review rules that became effective in September 2011 require acquisitions by non-mainland China investors of companies engaged in military related or certain other industries that are crucial to Chinese national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We are subject to anti-monopoly laws and regulations with respect to investments in or by us. For example, our operations in the PRC are subject to the PRC Anti-monopoly Law, pursuant to which companies conducting certain investments and acquisitions relating to businesses in China must file a notification with the PRC regulator in advance. Furthermore, in February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, which provide that concentrations involving companies with VIE structure fall within the scope of the SAMR’s merger control review if certain reporting thresholds are met. Any failure or perceived failure to comply with the anti-monopoly laws and guidelines relating to investments in or by us may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

PRC regulations relating to overseas investment activities by mainland China residents may limit our subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and corporate entities, as well as individuals that are deemed to be mainland China residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect overseas investment activities. SAFE Circular 37 further requires registrants to amend their SAFE registrations if such special purpose vehicle experiences material changes, such as a (i) change in name, (ii) change in the composition of its mainland China shareholders, (iii) increase or decrease in capital contributions, (iv) share transfer or exchange, or (v) merger or division. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any acquisitions that we make outside of mainland China in the future.

If our shareholders who are mainland China residents fail to make the required registration or to update the previously filed registration, our mainland China subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our mainland China subsidiaries. Moreover, pursuant to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

All of our shareholders who we know to be subject to the SAFE regulations have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all mainland China residents holding direct or indirect interest in our company, and we cannot provide any assurance that they will comply with our request to make the necessary registrations or otherwise comply with the requirements of SAFE Circular 37 or other related rules. The failure or inability of any shareholder to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, as well as restrictions on the ability of our mainland China subsidiaries to distribute dividends, or the proceeds from any reduction in capital, share transfer or liquidation, to us. Moreover, any failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens, as well as non-PRC citizens who resided in mainland China for a continuous period of not less than one year, who participate in any stock incentive plan of a company listed outside of mainland China, subject to a few exceptions, are required to register with SAFE through a qualified agent in mainland China, which could be the mainland China subsidiaries of such listed company, and complete certain other procedures. In addition, an entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are either PRC citizens or non-PRC citizens who have resided in mainland China for a continuous period of not less than one year, and who have been granted options are subject to these regulations as our company is listed on the Nasdaq. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries and limit certain of our mainland China subsidiaries’ ability to distribute dividends to us. We also face regulatory requirements that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the relevant laws and regulations, we may face sanctions imposed by the tax authorities or other mainland China government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Certain of our leasehold interests in leased properties in China have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to make the required registrations after receiving notice from the PRC government authorities. In the case of failure to register or file a lease in China, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such lease with the relevant PRC authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant PRC authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine or a portion thereof is imposed on the lessee, and if we are unable to recover from the lessor any fine we pay, we will bear the cost of the fine. Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties in China. As a result, there is a risk that these lessors may not have the right to lease such properties to us, in which case the lease agreements may be deemed invalid or we may face challenges from the property owners or other third parties regarding our right to occupy the premises. We are not aware of any actions, claims or investigations being initiated by third parties or competent governmental authorities with respect to the defects in our leased real properties. However, if we are unable to continue our operations on the current premises and cannot find a suitable replacement in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise is located in mainland China. Although this circular only applies to enterprises incorporated outside of mainland China that are controlled by mainland China enterprises or enterprise groups, not those controlled by individuals, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all non-mainland China enterprises. According to SAT Circular 82, an enterprise incorporated outside of mainland China that is controlled by a mainland China enterprise or enterprise group will be regarded as a tax resident of mainland China by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that we are not a mainland China resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-mainland China enterprises or a rate of 20% in the case of non-mainland China individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-resident holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 governs the indirect transfer of equity interests of a mainland China resident enterprise and other taxable assets through transfer of an intermediate holding company incorporated outside of mainland China. In addition, SAT Circular 7 provides criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both non-mainland China transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of a holding company, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report the indirect transfer to the tax authorities. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the State Administration of Taxation issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which became effective in December 2017. According to SAT Circular 37, where a non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where mainland China taxable assets are involved, such as restructurings carried out outside of mainland China, sale of the shares in our non-mainland China subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-mainland China resident enterprises, our subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Under PRC laws, the approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Pursuant to the M&A Rules, a special purpose vehicle incorporated outside of mainland China that (i) was formed for listing purposes through the acquisition of mainland China companies and (ii) is controlled by mainland China persons or entities must obtain the approval of the CSRC before it can list its securities on a stock exchange outside of the PRC. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval under the M&A Rules for our previous offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offerings. To the extent such CSRC approvals are required, we cannot assure you that we would be able to obtain them in a timely manner. Any failure to obtain or delay in obtaining the requisite CSRC approvals for any of our previous or future offerings would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China.

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of mainland China. In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of listings conducted by companies with significant operations in mainland China. These opinions also proposed the development of a regulatory system to oversee companies with significant operations in mainland China that conduct listings in jurisdictions other than mainland China.

In December 2021, the National Development and Reform Commission of the PRC, or the NDRC, and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, a mainland China company that is engaged in business prohibited by the 2021 Negative List must obtain approval from the competent governmental authorities to seek an offering and listing of securities outside of mainland China. In addition, the foreign investors of such mainland China company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the regulations on mainland China securities investments by foreign investors, which regulations are set out in more detail under “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Investment.”

On February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. The Filing Measures establish a new filing-based regime for regulating direct or indirect offerings and listings outside of mainland China. The Filing Measures require, among others, that the issuers of mainland China companies or their main operating entities in mainland China, in the case of indirect offering and listing in jurisdictions outside of mainland China, to file with the CSRC for such offering or listing within three working days after submitting the application documents for offerings and listings outside of mainland China. Companies that have already completed such listings or offerings before March 31, 2023 are not required to complete the filling procedures immediately but are required to file with the CSRC for their follow-on offerings. For details about the Filing Measures, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Listings and M&A Outside of Mainland China.”

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. Any failure to obtain (including possible rescission of any approvals that had been obtained) or delay in obtaining such approval or completing such filing procedures for our offerings could subject us to penalties and sanctions such as fines and penalties on our operations in mainland China, orders limiting our ability to pay dividends outside of mainland China, reduction of our operating privileges in mainland China, or delay or restrictions on repatriation of the proceeds from offerings conducted outside of mainland China into mainland China. These penalties and sanctions could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Similarly, the CSRC or other PRC regulatory authorities could also require us to halt offerings that we conduct outside of mainland China before settlement and delivery of the shares offered. Consequently, if investors engage in trading or hedging activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities subsequently promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, investors in the ADSs or our other securities did not benefit from such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult for the PCAOB to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, investors in the ADSs or our other securities would no longer be able to benefit from PCAOB inspections, which may cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. We were therefore not identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in certain jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for non-PRC regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no securities regulator outside of China is allowed to directly conduct investigations or collect evidence within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for such securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have been the subject of short selling, and it is not clear what long-term effect such negative publicity could have on us. We may also be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We are a Cayman Islands exempted company and a significant portion of our assets are located outside of the United States. A significant portion of our business is conducted outside the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. A significant portion of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed upon under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreements, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreements, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreements provide that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person we designate to vote the underlying Class A ordinary shares represented by the ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented your ADSs are not voted as you requested.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may incur costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC by, for example, adopting and implementing policies regarding our internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. We cannot predict or estimate with certainty the amount of compliance costs we may incur or the timing of such costs.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, under Cayman Islands law, we are not required to (i) have a majority of independent directors in our board of directors, or (ii) obtain shareholders’ approval for material amendment to any share incentive plan. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2023, and based upon our current and expected income and assets, including goodwill, and the current and projected value of our ADSs, we do not expect to be a PFIC in the current taxable year or for the foreseeable future.

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

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” in this annual report.

Item 4.         Information on the Company

A.History and Development of the Company

We commenced our commercial operations in 2015 through Hangzhou Aimi and Shanghai Xunmeng in parallel. In June 2016, to streamline the operations of these two companies, Hangzhou Aimi acquired 100% of the equity interests in Shanghai Xunmeng, and Shanghai Xunmeng became a wholly owned subsidiary of Hangzhou Aimi.

We incorporated Walnut Street Group Holding Limited under the laws of the Cayman Islands as our holding company in April 2015 to facilitate international financing. In the same month, we established HongKong Walnut Street Limited, or Walnut HK, our wholly owned Hong Kong subsidiary, and Walnut HK established a wholly owned subsidiary, Hangzhou Weimi. Walnut HK subsequently established two additional wholly owned subsidiaries, Walnut Shanghai and Xinzhijiang, in January 2018 and April 2018, respectively. In July 2018, we renamed our company “Pinduoduo Inc.” We established an additional wholly owned subsidiary, Shanghai Yucan Information Technology Co., Ltd., or Shanghai Yucan, in September 2020 through Radiance Sea Hong Kong Limited, an entity that we incorporated under the laws of Hong Kong in the same year. Subsequently, in 2022, we incorporated Whaleco Technology Limited under the laws of Ireland, and Whaleco Inc. under the laws of Delaware.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hangzhou Weimi entered into a series of contractual arrangements with Hangzhou Aimi, which we refer to as the VIE in this annual report, and its shareholders. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operations in China. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. The shareholders of the VIE may have potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Under PRC laws and regulations, our mainland China subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our mainland China subsidiaries to make such distributions to us is subject to various PRC laws and regulations, including the requirement to maintain certain statutory reserves, as well as potential restrictions on currency exchange imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Dividend Distributions.”

As a result of our direct ownership in Hangzhou Weimi and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIE and its subsidiaries. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

In February 2023, we renamed our company “PDD Holdings Inc.”

In October 2023, we offered to repurchase the 2025 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2025 Notes, and we completed the repurchase right offer relating to the 2025 Notes in December 2023. US$1,261,366,000 aggregate principal amount of the 2025 Notes was validly surrendered and repurchased.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://investor.pddholdings.com. The information contained on our website is not a part of this annual report.

B.Business Overview

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. We aim to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from increased productivity and new opportunities.

Our revenues grew from RMB93,949.9 million in 2021 to RMB130,557.6 million in 2022 and further to RMB247,639.2 million (US$34,879.3 million) in 2023. We generated net income of RMB7,768.7 million, RMB31,538.1 million and RMB60,026.5 million (US$8,454.6 million) in 2021, 2022 and 2023, respectively.

Overview of Our Platforms

The Pinduoduo Platform

Founded in 2015, the Pinduoduo platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. The platform provides a comprehensive suite of product categories, including agricultural produce, apparel, shoes, bags, mother and childcare products, food and beverages, consumer electronics, electronic appliances, furniture and household goods, cosmetics and other personal care items, sports and fitness and auto accessories.

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

Pinduoduo launched its proprietary e-waybill system to efficiently integrate merchants with third-party logistics service providers, and provide buyers real-time visibility on the delivery status of their purchase orders. Once an order is placed on the Pinduoduo platform and confirmed with the applicable merchant, the merchant will handle fulfillment, select the most suitable third-party logistics service provider and arrange for the delivery of the products to the buyers.

Pinduoduo requires merchants to strictly abide by the return policy for products they sell on the Pinduoduo platform. In accordance with the policy, buyers can return the products within the return period so long as the products are in their original condition and any usage of such products does not affect the merchants’ ability to resell. Once a buyer submits a return request, the merchant will first review and process the request. In the event that the request is not resolved within a certain amount of time or a dispute escalates, the platform will be involved to resolve the request or dispute.

As a natural extension of the Pinduoduo platform, we launched Duo Duo Grocery, a next-day grocery pick-up service, in 2020. The service caters to the rising consumer demand for more timely turnaround and better value-for-money goods without home delivery requirements. Duo Duo Grocery connects local farmers and distributors directly to local consumers on a daily basis and provide supporting services on the delivery of such goods to consumers. Each day, consumers place their orders with merchants through the Duo Duo Grocery channel, which is integrated within the Pinduoduo mobile app. The merchants supply the ordered items overnight to regional warehouses. The sorted goods are then delivered from regional warehouses to designated pickup points the next day, where consumers can pick up their purchases.

The Temu Platform

Temu was founded in September 2022 in Boston, Massachusetts, the United States. As a new initiative at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu brings together buyers, merchants, manufacturers and brands from around the world, offering a growing selection of merchandise in product categories such as apparel, electronic appliances, household goods, sports and fitness, tools and home improvement, and pet supplies.

Temu empowers merchants with value-added services that enables a broader market reach. Merchants provide product listings that buyers can browse and order on the Temu mobile app or website. Temu enables merchants to streamline their manufacturing and commercial operations, leading to lower prices and reduced waste.

Buyers and Merchants

Our key ecosystem partners are the buyers and merchants who transact on our platforms. These ecosystem partners add value for each other in a virtuous cycle. The buyer base attracts more merchants. As the number of merchants increases, we are able to offer even more competitive prices and customized products and services, attracting more buyers, thus creating a virtuous cycle.

Buyers browse, explore and purchase attractive value-for-money merchandise from third-party merchants. Direct buyer traffic to our platforms is generated from word-of-mouth referrals by existing buyers, as well as the effect of marketing campaigns.

Merchants are drawn by the scale of the sales volume. This scale encourages merchants to join us and to offer more competitive prices and customized products and services to our buyers. Many merchants set aside exclusive product supplies and offer competitive prices to buyers.

We offer merchants multiple features and value-added services to enhance their transaction efficiency to help merchants promote their merchandise and handle transactions more effectively, including online marketing services and transaction services. We also offer merchants additional training resources and merchant support, which are easily accessible through the main merchant dashboard and are frequently updated to guide merchants through the various tools available to them on our platforms.

Trust and Safety

We implement strict policies and control measures aimed at ensuring the accuracy of product descriptions. In general, merchant registration starts with an identity verification process.

We screen and verify the product listings posted by merchants. After merchants post product information on our platforms, we leverage artificial intelligence-based screening system to identify potential issues and subject questionable merchandise to further review and verification. After products are listed, we continue to monitor and conduct semantic analysis on buyer reviews, the results of which are used to evaluate the associated merchant’s compliance with our policies. If a merchant is found to have violated our policies, the merchant is required to compensate the buyers in accordance with that merchant’s service agreement.A merchant’s record of compliance may affect its sales volume.

We invest in technical capabilities relating to keyword identification, filtering images, text and video recognition and a blacklisting mechanism. We also encourage and support merchants who sell high-quality products and provide superb services, as part of the continued efforts to improve user experience, thereby creating a virtuous cycle that attracts high-quality merchants and weeds out counterfeit and infringing goods. We will continue to invest in the long-term sustainable development of our platform ecosystems.

Payment

To enable a safe and seamless payment experience, our platforms provide buyers with a number of payment options including credit cards, debit cards, and methods provided through reputable third-party payment service providers, such as mobile wallets or buy now pay later solutions. We cooperate with most leading third-party payment service providers and are not dependent on any particular provider for these services.

Data Security and Protection

Our comprehensive security systems are supported by network situational awareness and risk management systems designed to protect individual end users and ensure the security of the data and services of our platforms. Our back-end security systems are capable of withstanding a large number of cybersecurity attacks at any given time, enabling us to safeguard the security of our platforms and protect the privacy of our buyers and merchants.

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

We leverage our ability to aggregate demand and create economies of scale to promote digital inclusion of smallholder farmers. With our support, farmers can sell directly to consumers and become less dependent on wholesale distributors. This broadens direct market access for producers and growers, improving overall supply chain efficiency. Consumers therefore get fresher and safer products at lower prices, while farmers earn more. This in turn allows farmers to reinvest in their farming practices and technology to further improve production efficiency and quality.

In August 2021, we launched the “10 Billion Agriculture Initiative” to address some of the critical needs in the agricultural sector and rural areas in China. This initiative is not driven by profit or commercial goals, but instead strives to facilitate the advancement of agri-tech, promote digital inclusion, and provide agri-tech talents and workers with greater motivation and a sense of achievement. We have been funding this initiative from our profits. We seek to generate sustainable value to our consumers, our farmer merchants, our ecosystem partners and our communities.

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

Marketing

We have built up our brand awareness and our large base of loyal buyers by leveraging word-of-mouth referrals on social networks, as well as online and offline marketing and brand promotion activities, such as online advertisements and television commercials. From time to time, we also offer coupons and credits to consumers on our platforms. We continue to invest significantly in marketing activities to promote our brands and the products and services offered on our platforms.

Technology

Our operations and growth are supported by our proprietary technology. Our technology team has created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2023, we had a technology team of more than 7,300 engineers. Many of our engineers have post-graduate degrees and prior working experience in leading technology companies. We continue to invest decisively in areas such as agri-tech, supply chain technology, and our core R&D capabilities.

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

Our platforms compete primarily on the basis of:

●	our ability to attract, engage and retain buyers and merchants on our platforms;
●	the fun and interactive shopping experiences on our platforms;
●	the ability of our platforms to seamlessly connect e-commerce with social networks;
●	pricing of products sold on our platforms;
●	product quality and selection;
●	brand recognition and reputation;
●	the quality of customer service on our platforms; and
●	the experience and expertise of our management team.

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

Intellectual Property

As of December 31, 2023, we had 144 registered computer software copyrights relating to various aspects of our operations. As of the same date, we had approximately 2,349 trademark registrations and 964 trademark applications in China, the United States and other jurisdictions. Our registered domain names include www.pddholdings.com, www.pinduoduo.com and www.temu.com, among others.

Regulations in the PRC

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in the PRC or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress of China approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced most of the laws and regulations previously governing foreign investment in the PRC. The PRC Foreign Investment Law is the foundation for regulating foreign investments in China. Subsequently, on December 26, 2019, the State Council promulgated the Implementation Regulations on the PRC Foreign Investment Law, which came into effect on January 1, 2020.

Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. As a general principle, under the PRC Foreign Investment Law, foreign investment is accorded pre-entry national treatment, which means that the treatment given to foreign investors and their investments must not be less favorable than those given to PRC investors and their investments, except if a foreign investment falls under a negative list, such as the 2021 Negative List.

The PRC Foreign Investment Law stipulates three forms of foreign investment, but is silent as to whether contractual arrangements are a form of foreign investment. The Implementation Regulations on the PRC Foreign Investment Law are also silent as to whether contractual arrangements should be deemed to be a form of foreign investment. However, the definition of “foreign investment” under the PRC Foreign Investment Law is broad and covers all activities whereby foreign investors invest in China, including investments made through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Before clarification or confirmation by future laws, administrative regulations or provisions promulgated by the State Council on the nature of contractual arrangements, there is no assurance that contractual arrangements would not be considered to be foreign investment under the PRC Foreign Investment Law. The State Council may in the future enact laws or issue administrative regulations or provisions to classify contractual arrangements as a form of foreign investment, at which time it would be uncertain as to how contractual arrangements would be regulated and whether such contractual arrangements would be deemed to be in violation of the foreign investment restrictions. There is no guarantee that our contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The 2021 Negative List and the 2022 Encouraged Industries Catalog

The industries in which foreign investors and PRC foreign-invested enterprises may make investments in the PRC are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition), or the 2022 Encouraged Industries Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. These lists were promulgated, and are amended from time to time, by the Ministry of Commerce and the NDRC.

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

Regulations on Foreign Investment in Value-Added Telecommunications Services

Foreign investment in value-added telecommunications services (excluding e-commerce, multiparty communications in the PRC, storage and forwarding classes, and call centers) is subject to equity ownership limitations. In particular, pursuant to the Provisions on Administration of PRC Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001, as amended, the level of ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. An exception to this limitation was introduced in June 2015, when the MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business, which amended the Provisions on Administration of PRC Foreign-Invested Telecommunications Enterprises to allow foreign investors to own more than 50% of the equity interest in an operator that conducts an e-commerce business. Foreign investors nonetheless remain prohibited from holding more than 50% of the equity interest in a provider of other subcategories of value-added telecommunications services.

There are also limitations on foreign ownership of VATS Licenses, which are required for the provision of value-added telecommunication services. Pursuant to publicly available information, the PRC government has issued VATS Licenses to only a limited number of PRC foreign-invested enterprises, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In addition, pursuant to the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, which was issued by the MIIT in July 2006, a PRC company that holds a VATS License is prohibited from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

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

Information Reporting Requirements Applicable to Foreign Investment

In December 2019, the Ministry of Commerce and the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to these measures, foreign investors and PRC foreign-invested enterprises must submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR for their direct or indirect foreign investments in the PRC.

The Foreign Investment Security Review Measures

On December 19, 2020, the NDRC and the Ministry of Commerce promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under these measures, foreign investments in military, national defense-related areas or in locations close to military facilities, or foreign investments that would result in a foreign entity acquiring the actual control of assets in certain key sectors, including, among others, internet products and services, are required to obtain approval from the competent governmental authorities in advance.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, particularly the internet services sector. The State Council, the MIIT, the Ministry of Commerce, the SAIC (which has now been merged into the SAMR), the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

We are required to hold certain licenses and permits and to make certain filings with the PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operation Licenses

In September 2000, the Telecommunications Regulations of the PRC were issued by the State Council as the primary governing law on telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies.

The Telecommunications Regulations distinguish between “basic telecommunications services” and “value-added telecommunications services.” In December 2015, the MIIT released the Catalog of Telecommunication Business (2015 Revision), which clarified the scope of “value-added telecommunications services.” In particular, under this catalog, both the online data processing and transaction processing business (i.e., the e-commerce business) and information service business, were categorized as value-added telecommunications services. This catalog also specifies that the scope of information service business includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

Under the Telecommunications Regulations, telecommunications service providers are required to obtain operating licenses before they commence operations. In March 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, which confirm the two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded on its VATS License(s). In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority before any change to its shareholders or business scope may be made. In January 2015, the State Council issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with a post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, as amended, pursuant to which commercial internet content-related services operators must obtain a VATS License for internet content-related business from the government authorities before engaging in any commercial internet content-related services operations within China.

Our consolidated affiliated entity, Shanghai Xunmeng, the main operating entity which provides platform service to third-party merchants for their sales of products, has obtained the VATS Licenses covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) call center business within mainland China, and (iv) information services from Shanghai Communications Administration. Certain of Shanghai Xunmeng’s VATS Licenses will expire in 2029, while the remaining licenses will expire in 2027. Another consolidated affiliated entity, Hangzhou Aimi, has obtained a VATS License for online data processing and transaction processing business (operating e-commerce) and internet content-related services. Hangzhou Aimi’s VATS License will expire in 2025.

Internet Drug Information Service Qualification Certificate

The State Food and Drug Administration (which has now been merged into the SAMR), promulgated the Administrative Measures on Internet Drug Information Service in July 2004, most recently amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An internet information service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the province-level counterpart of the State Medical and Products Administration. Shanghai Xunmeng holds an Internet Drug Information Service Qualification Certificate issued by the Shanghai Municipal Food and Drug Administration for the provision of internet medical information services, and this license will expire in 2024.

Filing by Online Trading Platforms Providing Services for the Distribution of Publications

We are subject to regulations relating to the provision of online trading platform services for the distribution of books, audio-video products and other publications. Pursuant to the Regulation on the Protection of the Right to Network Dissemination of Information promulgated by the State Council, a network service provider of information storage, searching and linking services must remove the link to a work, performance or audio-video product if the work is suspected of infringing upon the right of another person. The removal should take place promptly by the service provider upon receipt of a notice alleging such infringement issued by the owner of such work or audio-video products. According to the Provisions on the Administration of the Publication Market, an online trading platform that provides services for the distribution of publications must complete filing procedures with the competent publication administrative authority. An online trading platform is required to examine the identity of the dealers distributing publications through the platform, verify their business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the duties of examination and supervision in accordance with this regulation, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the publication authority.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services

The State Food and Drug Administration promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices in December 2017, which became effective in March 2018. Pursuant to such measures, a third-party platform providing online trading services for medical devices must complete filing procedures with the competent provincial food and drug administrative department. According to the measures, a third-party platform that fails to complete the filing in accordance with the measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may subject the platform to public exposure of non-compliance and a penalty of not exceeding RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the administrative authority.

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the State Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which became effective on October 1, 2016 and was amended on April 2, 2021, pursuant to which a third-party platform providing online food trading in the PRC must file a record with the administration for market regulation at the provincial level and obtain a filing number. If the platform fails to complete such filing, it may be ordered to make rectifications and given a warning by the competent administration for market regulation, and the failure to make such rectification may subject the third-party platform to fines ranging from RMB5,000 to RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the competent food and drug administration.

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

The E-Commerce Law requires e-commerce platform operators to respect and protect consumers’ legitimate rights and provide options to consumers. It also requires e-commerce operators to clearly identify bundle sales in which additional services or products are added by merchants to consumers’ orders, and not to assume that consumers will consent to such bundle sales by default. Under the E-Commerce Law, e-commerce platform operators must establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided on the platform. The E-Commerce Law also requires any e-commerce platform operator to develop, and continuously publish or make publicly available via a prominent link on its home page, its platform service agreement and transaction rules, which must specify the rights and obligations of the parties with respect to registration and de-registration on the platform, quality assurance and protection of consumer rights and personal information. Moreover, e-commerce platform operators who fail to take necessary actions when they know or should have known of any intellectual property infringement, product defects or other infringement of consumer rights by a merchant on the platform, will be have joint liability with that merchant. If the products or services affect consumers’ life and health, the e-commerce platform operators will bear responsibility if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. In addition, the E-Commerce Law requires e-commerce operators (including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms) to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses and, in the case of e-commerce platforms, to take necessary actions if merchants on their platforms fail to do so. Failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

Regulations on the Registration of E-Commerce Operators

In December 2018, the SAMR issued the Opinions on Doing Well in E-Commerce Operator Registration, which requires e-commerce operators, including individuals and entities carrying out business online and e-commerce platform operators and merchants on these platforms, to register with the local branches of the SAMR. Individuals selling agricultural products or goods of de minimis value and volume are not subject to these registration requirements. Pursuant to these opinions, the e-commerce platform operators must provide the identity information of merchants on their platform to the local branches of the SAMR and prompt the merchants failing to make such registrations to comply with the registration requirements.

Regulations on Cross-Border E-Commerce

In March 2016, the State Administration of Taxation, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through cross-border e-commerce channels are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce channels are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

Regulations on Livestreaming

On November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, also known as Notice 78, which states, among other things, that livestreaming platforms must register their information and business operations. Pursuant to the circular, internet platforms that operate livestreaming business are subject to a series of compliance requirements, including with respect to the maintenance of sufficient content review staff, training and registration of content review staff, and dynamic adjustment of content review protocols. Online e-commerce livestreaming platforms are required to design mechanisms for qualification verification and real-name authentication of e-commerce business owners and individuals who conduct livestreaming marketing on their platforms and keep complete records. Subsequently, on April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which requires livestreaming platforms to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms.

Regulations on Online Transactions

In March 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021. These measures provide a number of specific rules relating to the registration of entities that transact online, the supervision of e-commerce and other business models, and the protection of consumers’ rights and personal information. In particular, pursuant to these measures, individual merchants with an aggregate annual online business turnover of RMB100,000 or more must register with the applicable local branches of the SAMR, and e-commerce platforms must remind the individual merchants on their platforms to make such registrations in a timely manner.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC has extensive laws and regulations relating to internet information security and privacy protection, including with respect to the following key areas:

National Security

Internet information in China is regulated from a national security standpoint. China’s National Security Law covers technology security and information security. The Standing Committee of the National People’s Congress has also enacted the Decisions on Preserving Internet Security, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in the leakage of state secrets or the spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may revoke its operating license and shut down its websites.

Personal Information and Data Privacy

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, and took effect on November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, personal data processors must adopt measures necessary for safeguarding the security of the personal data that they handle. Moreover, the law prohibits personal data processors from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. Entities that violate the Personal Information Protection law may be subject to a number of penalties, including (i) orders to rectify their violations, (ii) the suspension or termination of the provision of their services, (iii) confiscation of income that was illegally earned, or (iv) fines.

In addition to the Personal Information Protection Law, the PRC authorities have enacted a number of other laws and regulations on internet use to protect personal information and data privacy. On March 12, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly released the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effective May 1, 2021. These rules introduce a number of other obligations for persons that process certain types of personal information. For example, mobile internet application operators may not prevent users from using the basic functions and services of their mobile apps solely because such users do not agree to provide their non-essential personal information.

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

Cybersecurity

The Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, effective June 1, 2017, to protect the security and order of cyberspace. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow public order and respect social moralities. The Cybersecurity Law prohibits endangering cybersecurity, leveraging the network to engage in activities that endanger national security, or infringe upon the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cybersecurity Law provides for various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers.” In particular, network operators must, among other obligations, comply with requirements regarding the use of tiered cyber protection systems, verify users’ real identity, store personal data and important data gathered and produced by key information infrastructure operators within the PRC, and assist government authorities to the extent necessary for protecting national security and investigating crimes.

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

PRC laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. These obligations are imposed by the Cybersecurity Review Measures and the Regulations on the Protection of Critical Information Infrastructure. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data and such procurement will or may affect national security. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator by any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a stock exchange outside of the PRC.

In addition to the foregoing circumstances, the Cybersecurity Review Measures also impose cybersecurity review obligations on national security grounds. In particular, if a member organization of the Cybersecurity Review Working Mechanism (consisting of the CAC, MIIT, CSRC and the other governmental authorities that jointly promulgated the Cybersecurity Review Measures) finds that an operator is engaged in offering network products and services or data processing activities affect or may affect national security, the Cybersecurity Review Office must report to the CAC for approval and may initiate a cybersecurity review, even if the operators would not otherwise have an obligation to report for a cybersecurity review in their capacity as a critical information infrastructure operator or a network platform operator. The Cybersecurity Review Measures lists a number of factors for assessing national security risks, including, among others: (i) the risk of any core data, important data or a large amount of personal data being stolen, leaked, destroyed, illegally used or illegally transferred abroad; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal data being affected, controlled or maliciously used by foreign governments after a listing outside of mainland China.

As the Cybersecurity Review Measures and the Regulations on the Protection of Critical Information Infrastructure are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to PRC cybersecurity laws and regulations. In addition, some of the provisions under the Cybersecurity Review Measures remain unclear on whether they are applicable to companies that are already listed in the United States, such as us.

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

Data Security

On June 10, 2021, the Standing Committee of the National People’s Congress published the Data Security Law of the PRC, which took effect on September 1, 2021. The Data Security Law broadly requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. To that end, the Data Security Law imposes a number of data security and privacy obligations on entities and individuals that process data, requiring them to engage in in risk monitoring, take remedial measures against data security vulnerabilities and data security incidents, and timely notify users and regulators about any data security incidents.

The Data Security Law introduces a data classification and multilevel protection system, pursuant to which data is classified based on such data’s importance to China’s economic and social development, as well as the degree of harm that may be caused to national security, the public interest, and the legitimate rights and interests of individuals or organizations if such data were to be tampered with, destroyed, leaked, illegally acquired or illegal used. Data that is classified as more important will be subject to stricter management and protection requirements. For example, the Data Security Law introduces the concept of national core data, which is defined as data that relates to national security, the lifeline of the national economy, people’s livelihoods and major public interests. National core data is subject to more stringent regulatory control by central and local governments. Similarly, for data classified as important data, the Data Security Law requires the processors of such important data to regularly conduct risk assessments and submit the resultant risk assessment reports to regulators.

The Data Security Law imposes limitations on the cross-border transfer of data. For example, the Data Security Law prohibits organizations and individuals in the PRC from providing any data stored in China to foreign judicial bodies or foreign law enforcement authorities without the approval of the competent PRC governmental authorities.

Following the passage of the Data Security Law, the PRC government has issued additional draft regulations relating to data security. In particular, on November 14, 2021, the CAC released the draft Regulations on Network Data Security Management for public comment. These draft regulations proposed to create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to these draft regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a stock exchange outside of the PRC and processes the data of more than one million users, (ii) seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the draft Regulations on Network Data Security Management also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed outside of the PRC must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the draft Regulations on Network Data Security Management have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty.

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

Network Products

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that organizations and individuals are prohibited from (i) abusing the security vulnerabilities of network products to engage in activities that endanger network security and (ii) illegally collecting, selling, or publishing information about such security vulnerabilities. It is also prohibited to provide technical support, advertising, payment settlement and other assistance to a person who is known to be in violation of the provisions. Additionally, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish channels for receiving information about network product security vulnerabilities and keep such channels open, as well as retain logs about network product security vulnerability information for at least six months. These provisions also ban the provision of undisclosed vulnerabilities to organizations or individuals outside of China other than to the providers of the products to which the vulnerabilities relate.

Regulations Relating to Product Quality and Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, as amended in and effective March 2014, and the Measures for the Supervision and Administration of Online Transactions impose stringent requirements on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the authorities. In addition, e-commerce platform providers may, pursuant to the PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on e-commerce platforms and the e-commerce platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, e-commerce platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Civil Code of the PRC, effective January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the online user for the extended damages.

We are subject to the Civil Code of the PRC, the PRC Consumer Rights and Interests Protection Law, and the Measures for the Supervision and Administration of Online Transactions as an e-commerce platform service provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Anti-unfair Competition and Anti-monopoly

On April 23, 2019, the Standing Committee of the National People’s Congress amended the PRC Anti-unfair Competition Law, pursuant to which business operators may not engage in anti-competitive activities including but not limited to, unduly influencing transactions, confusing or defrauding consumers, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law and related regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

After its promulgation, the PRC anti-monopoly authorities further strengthened enforcement under the Anti-monopoly Law. In February 2021, the Anti-monopoly Committee of the State Council published the Antimonopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met.

In addition to the currently enacted laws and regulations, the PRC authorities have proposed certain draft regulations that would further strengthen unfair competition and anti-monopoly laws if enacted into law. In particular, on August 17, 2021, the SAMR issued the Draft Provisions on the Prohibition of Unfair Competition on the Internet for public comment. These draft provisions prohibit business operators from using data, algorithms and other technical methods to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Subsequently, certain amendments to the Anti-monopoly Law became effective in August 2022. The amended Anti-monopoly Law increased the maximum amount of fines that may be imposed on a business operator for violations of certain market concentration requirements to 10% of the business operator’s sales revenue from the preceding year and also proposes that the authority should investigate a transaction if the concentration resulting from the transaction has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

Regulations Relating to Internet Advertising Business

On February 25, 2023, the SAMR promulgated the Administrative Measures for Online Advertising, which became effective on May 1, 2023. The Interim Measures for the Administration of Internet Advertising were abolished simultaneously. Pursuant to the Administrative Measures for Online Advertising, commercial advertising activities conducted within the territory of the PRC to directly or indirectly promote a product or service through text, images, audio, video, or any other form, using any website, web page, web application, or other online media, will be governed by such measures and the Advertising Law. An advertising agent or advertising publisher must establish, improve and implement systems for the receipt and registration, moderation, file management of their online advertising business. Also, advertising agents and advertising publishers must cooperate, in accordance with the law, with any investigations of the online advertising industry conducted by the market regulatory authority, and provide truthful, accurate, and complete information in a timely manner if requested to do so. The Administrative Measures for Online Advertising further provides that an online advertisement must be clearly identifiable as an advertisement. Any paid search advertisement for a product or service must be prominently labeled as an advertisement by the publisher of that advertisement to distinguish it from non-paid search results. When publishing an online advertisement as a “pop-up” advertisement or other similar forms, the advertiser and the publisher of the advertisement must prominently display a “close” button so that the pop-up can be closed in one click. It is prohibited to deceive or mislead users into clicking on or browsing an advertisement by using deceptive prompts about system or software updates, fake media control symbols, fake promises of rewards, or any other method that misleads users into clicking on or browsing advertisements.

Regulations Relating to Payment Services

In April 2020, the People’s Bank of China amended the Administrative Measures for the Payment Services of Non-Financial Institutions. Under these administrative measures, a non-financial institution must obtain a payment business license to provide payment services and qualifies as a paying institution. With the payment business license, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China. Without the People’s Bank of China’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, the People’s Bank of China published the Notice on Further Strengthening the Rectification of Payment Business Operation without a Certificate, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. This notice was intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the security of funds and information. We believe that our pattern of receiving settlement services from commercial banks and third-party payment service providers is not in violation of the notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.”

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

The Labor Contract Law of the PRC and the Implementation Regulations on Labor Contract Law, regulate both parties to a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching an agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Workplace Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC must provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold the social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with the laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, employers who employ foreigners must participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers, and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and other regulations and rules.

According to the Regulations on the Administration of Housing Provident Fund, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer must timely pay up and deposit housing provident fund contributions in the full amount and late or insufficient payments shall be prohibited. The employer must process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay up housing provident fund contributions in the full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both PRC foreign-invested enterprises and mainland China enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside of mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the tax withholders for those non-resident enterprise. Further, these measures provide that, in the case of an equity transfer between two non-resident enterprises, which is indirectly related to the transfer of equity interests of a mainland China resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the relevant PRC tax authority, and the mainland China company whose equity has been transferred shall assist the tax authorities to collect taxes from the non-resident enterprise. From time to time, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a mainland China resident enterprise by a non-resident enterprise.

In February 2015, the State Administration of Taxation issued the Public Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 governs the indirect transfer of equity interests of a mainland China resident enterprise and other taxable assets through transfer of an intermediate holding company incorporated outside of mainland China. In addition, SAT Circular 7 provides criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, and the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises were abolished simultaneously. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within mainland China shall pay value-added tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, promulgated by the Ministry of Finance and the State Administration of Taxation in November 2011, the State Council began to launch taxation reforms in a gradual manner in January 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

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

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.

In March 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Notice on Measures to Implement the Reform on Value-Added Tax, which came into effect on April 1, 2019. According to the above-mentioned notice, starting from April 1, 2019, taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, become subject to lower value-added tax rates of 13% and 9%, respectively. No change of value-added tax rates has been made with respect to our services.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by our mainland China subsidiaries include the PRC Company Law and the PRC Foreign Investment Law. Under these regulations, PRC foreign-invested enterprises in mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a mainland China company is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Relating to Foreign Exchange

Regulations on Foreign Exchange Registration of Overseas Investment by mainland China Residents

The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE in and effective July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by mainland China residents or entities to seek investment and financing outside of mainland China and conduct round trip investment in mainland China. Under SAFE Circular 37, an SPV refers to an entity incorporated outside of mainland China that is established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking financing or making investments in jurisdictions outside of mainland China, using legitimate assets or interests, while “round trip investment” refers to the direct investment in mainland China by mainland China residents or entities through SPVs, namely, establishing PRC foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, mainland China residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive holders of a non-listed SPV can exercise the options or share incentive grants to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

Mainland China residents or entities who have contributed interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation or failure to disclose controllers of PRC foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the PRC foreign-invested enterprises, including payment of dividends and other distributions, to its parent or affiliate that is incorporated outside of mainland China, and the capital inflow from the parent, and may also subject mainland China residents or entities to penalties under PRC foreign exchange administration regulations. In February 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. This SAFE Circular 13 has amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an entity that is established outside of mainland China for the purpose of investment or financing. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any acquisitions conducted outside of mainland China that we make in the future. All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of PRC Foreign-invested Enterprises, or SAFE Circular 19. According to SAFE Circular 19, the foreign exchange capital of PRC foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a PRC foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks), and this foreign exchange capital can be settled at the banks based on the actual operational needs of the PRC foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a PRC foreign-invested enterprise is temporarily determined to be 100%.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16. Pursuant to SAFE Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in mainland China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued, and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3. SAFE Circular 3 sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring PRC foreign - invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, which was subsequently amended on December 4, 2023. This notice provides, among other things, that non-investment PRC foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments in the PRC, provided that such investments should comply with PRC laws and regulations.

On December 4, 2023, SAFE promulgated the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which relaxed restrictions on the scale of preliminary expenses for overseas direct investment, and facilitated the payment and use of funds obtained from equity transfers under domestic reinvestment and funds raised from overseas listing of foreign direct investment.

Our mainland China subsidiaries are required to comply with the requirements described above when making distributions to their parent entities incorporated outside of mainland China.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of a company listed outside of mainland China who are PRC citizens or are non-PRC citizens who have resided in mainland China for a continuous period of not less than one year, are generally required to register with SAFE through a qualified agent in mainland China. We and our directors, executive officers and other employees who either are PRC citizens or have resided in mainland China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is listed on the Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-Jurisdictional Operations—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of such listed company have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the mainland China subsidiaries fail to withhold their income taxes according to the laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Listings and M&A Outside of Mainland China

The M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the M&A Rules, which became effective on September 8, 2006 and was subsequently amended on June 22, 2009. The M&A Rules govern merger and acquisition transactions involving foreign investors. In particular, the M&A Rules apply to foreign investors that (i) purchase equity interests in, or subscribe for the increased capital of, a PRC company such that the company becomes a PRC foreign-invested enterprise, (ii) establish a PRC foreign-invested enterprise for the purpose of purchasing and operating the assets of a PRC company; or (iii) purchase the assets of a PRC company and transfer such assets to a PRC foreign-invested enterprise for the purpose of operating those assets. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC enterprise and which involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of an enterprise which holds a famous trademark or a PRC time-honored brand. The M&A Rules also require that, in accordance with the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, any merger and acquisitions of PRC enterprises by foreign investors which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed.

The M&A Rules also regulate listings outside of mainland China. Pursuant to the M&A Rules, a special purpose vehicle incorporated outside of mainland China that (i) was formed for listing purposes through the acquisition of mainland China companies and (ii) is controlled by mainland China persons or entities must obtain the approval of the CSRC before it can list its securities on a stock exchange outside of mainland China. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval under the M&A Rules for our previous offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offerings.

The 2021 Negative List

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC company that is engaged in a prohibited business under the 2021 Negative List seeks an offering and listing of securities outside of mainland China, it must obtain approval from the competent governmental authorities. In addition, the foreign investors of such PRC company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the regulations on securities investments in the PRC by foreign investors. As the 2021 Negative List is relatively new, there are substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

Regulations on Overseas Listings and Offerings

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted outside of mainland China and foreign investment in mainland China-based companies. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of listings outside of mainland China.

On February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. On February 17, 2023, the CSRC released the Filing Measures. The Filing Measures established a filing-based regulatory system for the “indirect overseas offerings and listings” of mainland China companies, which refer to securities offerings and listings made in a non-mainland China market by an entity incorporated outside of mainland China based on the underlying equity, assets, earnings, or similar rights of a company operating mainly in mainland China. According to the Filing Measures, an offering or listing by an issuer that meets both of the following standards shall be considered an “indirect overseas offering and listing by a mainland China company”: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by mainland China companies; and (ii) the issuer conducts its principal business activities in mainland China, or its principal places of business are located in mainland China, or the majority of its senior management in charge of its business operations are PRC citizens or residents. To conduct an indirect initial offering or listing outside of mainland China, an issuer must make filings with the CSRC within three working days after such offering application is submitted to the regulator or listing venue. However, listed companies are not required to apply for filing immediately until they are involved in matters that require filings, such as follow-on financings. Additionally, to approve the offering and listing of issuers who have set up variable interest entities (or other contractual arrangements), the CSRC will conduct direct communications with, and consolidate the views of, regulators of the industries in which the variable interest entities operate. Failure to complete the filing procedures in a timely manner could result in sanctions by the CSRC or other regulatory agencies, including fines and penalties on operations, restrictions on or the prohibition of dividend payments or remittances by mainland China subsidiaries, or delays or restrictions on the repatriation of proceeds from the offering into mainland China. The CSRC or other PRC regulatory authorities may also require the issuer to halt its offerings before the securities being offered thereunder are delivered and settled.

Regulations in Other Jurisdictions

Due to our global operations, we are also subject to the rules and regulations of the other jurisdictions in which we operate, such as rules and regulations relating to consumer protection, data privacy and protection, and import and customs. Set out below are certain areas of regulations that may materially affect our operations in the applicable jurisdictions.

Consumer Protection

In the United States, we are subject to federal and state laws and regulations regarding consumer protection. The Federal Trade Commission, or the FTC, establishes regulations and institutes enforcement proceedings with respect to consumer protection and data privacy, including activities on the internet. The FTC monitors and identifies practices that may be unfair or deceptive, including those that compromise privacy and consumer welfare, by examining, among other things, whether consumers are notified regarding the type of consumer data being collected and how such data will be used and stored. The FTC creates policies and brings enforcement actions to halt practices that it deems unfair or deceptive. The FTC has expressed particular interest in the mobile environment and companies that collect sensitive data. Although much of the FTC’s focus is on consumer protection, the FTC has conducted numerous discussions on mobile and internet advertising privacy practices and may pursue more rigorous privacy regulation, possibly including regulation of non-identifiable data which could, in combination with other information, become personal data. Such increased regulation may impact our business.

Additionally, the U.S. Consumer Product Safety Commission, or CPSC, regulates product safety under the Consumer Product Safety Act, the Consumer Product Safety Improvement Act, the Federal Hazardous Substances Act, and other laws enforced by the CPSC. These statutes and the related regulations establish safety standards and bans for consumer products. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety related inspections of establishments where consumer products are manufactured, held, or transported. The CPSC has the authority to require the recall of non-compliant products or products containing a defect that creates a substantial risk of injury to the public. The CPSC may seek penalties for regulatory non-compliance under certain circumstances.

In the European Union, the Digital Services Act, which is known as the DSA, came into force on November 16, 2022. The majority of the substantive provisions took effect or will take effect between 2023 and 2024. These provisions will govern, among other things, potential liability for illegal products on online platforms as well as obligations around traceability of merchants/business users and require enhanced transparency measures including in relation to any recommendation systems used to present product options to a user. In particular, if an online platform presents information about products in a way that would lead an average consumer to understand the product is provided by the platform directly, rather than by a third-party merchant, the platform may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. In addition, the European Union’s Market Surveillance Regulation, which took effect in July 2021, placed new obligations on certain e-commerce platforms and was designed to reduce the availability of non-compliant products in the European Union when offered by sellers outside of the region that either had or did not have an appointed authorized product compliance representative in Europe.

Data Privacy and Protection

In the United States, we are subject to federal and state laws and regulations regarding data privacy and protection. U.S. rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provides a private right of action and statutory damages for data breaches. State laws are changing rapidly as other states in the United States have adopted or are considering adopting similar laws. There is also discussion in Congress of a new comprehensive federal data protection law to which our U.S. operations would become subject if it were enacted.

All U.S. states have enacted legislation that addresses certain aspects of data privacy. Much of such legislation focuses on notification to data subjects and regulators in the event of a data breach, but as privacy becomes more of a focus for both regulators and the general public, many states have amended their original data-breach legislation to address a broader scope of personal information and to impose additional requirements on companies in the event of a data breach. This patchwork of legislation and regulations regarding security, privacy and data protection may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights with respect to personal data than federal or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

In the European Union and the United Kingdom, we are also subject to laws and regulations regarding data privacy and protection. These include the European Union General Data Protection Regulation, known as the EU GDPR. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, known as the UK GDPR, which is substantially similar to the EU GDPR. These laws establish requirements applicable to the processing of personal data, create new data protection rights for individuals and impose penalties for serious data breaches. Individuals also have a right to compensation under these laws for financial or non-financial losses. Failure to comply with the EU GDPR or the UK GDPR can result in significant monetary penalties, regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), or civil claims (including class actions).

Import and Customs

In the United States, Section 321 of the Tariff Act of 1930 provides for an administrative exemption from duty and taxes for shipments of merchandise (other than bona-fide gifts and certain personal and household goods) imported by one person on one day, so long as the aggregate fair retail value of the shipments in the country of shipment is less than a prescribed monetary value specified in the Tariff Act.

C.	Organizational Structure

We conduct our businesses through a number of operating entities incorporated in jurisdictions across the globe. The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE and its principal subsidiary, as of the date of this annual report:

(1)	Mr. Lei Chen and Mr. Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which the Company has control over and is the primary beneficiary of Hangzhou Aimi.
(2)	Through intermediary holding entities.

Contractual Arrangements with the VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Hangzhou Weimi, the VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law.

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

Agreements that allow us to receive economic benefits from the VIE

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Hangzhou Weimi and Hangzhou Aimi, dated June 5, 2015, Hangzhou Weimi has the exclusive right to provide to Hangzhou Aimi consulting and services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Hangzhou Weimi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Hangzhou Aimi agrees to pay Hangzhou Weimi service fees at an amount as determined by Hangzhou Weimi. This agreement will remain effective for a ten-year term and then be automatically renewed, unless Hangzhou Weimi gives Hangzhou Aimi a termination notice 90 days before the term ends.

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

In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the structures of Hangzhou Weimi and Hangzhou Aimi are not in any violation of the PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Hangzhou Weimi and Hangzhou Aimi and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of the PRC laws or regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

However, we have been further advised by King & Wood Mallesons, our PRC legal counsel, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of our contractual arrangements with the VIE. If the PRC government finds that the arrangements that establish the structure for operating our e-commerce business do not comply with the PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish part of the VIE structure do not comply with the PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our operations in China, and our ADSs may decline in value or become worthless.”

D.Property, Plant and Equipment

Our principal executive offices are located in Dublin, Ireland. We also maintain offices in North America, Asia and Europe. As of December 31, 2023, our main office facilities worldwide had an aggregate gross floor area of approximately 89,727 square meters. We lease all of the office premises that we currently occupy, and we plan to renew our leases from time to time as needed.

Our servers are hosted in internet data centers in different geographic regions and countries around the world, including Europe, the U.S. and China. We typically enter into leasing and hosting service agreements with internet data center providers that are renewed periodically. In addition, we occupy logistics warehouses in different areas across our markets to support merchants on our platforms. We enter into leasing agreements for these logistics facilities and plan to renew our leases as needed.

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

Our ability to increase buyer activities depends on our ability to continue to provide a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences on our platforms. We also plan to further leverage social networks and word-of-mouth viral marketing, and conduct online and offline marketing and brand promotion activities to attract new buyers and increase buyer activities. In addition, we plan to continue to encourage buyers to place more orders with us through a variety of means, including granting coupons and holding special promotional events.

Merchants are attracted to our platforms by our buyer base, plentiful sales opportunities, and the value-added services that we provide, such as online marketing and transaction services. Our ability to provide popular products on our platforms at attractive prices also depends on our ability to maintain mutually beneficial relationships with our merchants. For example, we rely on our merchants to make available sufficient inventory for the timely fulfillment of large volumes of orders on our platforms to ensure a good user experience.

Our ability to provide valuable online platform services and broaden service offerings

We currently generate revenues primarily from online platform services that we provide to merchants through our platforms. We believe that increasing the value and variety of our online platform services and the consequent return on investment to merchants from utilizing these services will increase demand for our services. We aim to enhance the value of our online platform services through such means as broadening our service offerings, increasing the size and engagement of our buyer base, improving recommendation features, developing innovative marketing services, and improving the measurement tools available to merchants. For example, in August 2020, as a natural extension of the Pinduoduo platform, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect goods the next day at nearby designated pickup points. In September 2022, we launched Temu, a global online platform that connects consumers with merchants, manufacturers and brands around the world.

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our businesses and attract and retain buyers and merchants for our platforms. Our costs of revenues consist primarily of payment processing fees paid to third-party payment service providers, costs associated with the operation of our platforms and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortizations, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB44,801.7 million in 2021 to RMB54,343.7 million in 2022 and further to RMB82,188.9 million (US$11,576.1 million) in 2023, while sales and marketing expenses as a percentage of our revenues decreased from 47.7% in 2021 to 41.6% in 2022, and further decreased to 33.2% in 2023.

We believe our business model has significant operating leverage and enables us to realize structural cost savings. We achieve economies of scale in our operation as a wider selection of merchandise attracts and retains a larger number of buyers, which in turn drives an increase in our scale and attracts more merchants to our platforms. In addition, our scale creates value for our merchants by providing an effective channel for selling large volumes of products. We believe this value proposition will make our platforms more attractive to merchants and further increase their sales and spending on our platforms.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

Under our current business model, we primarily generate revenues from online marketing services and transaction services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Online marketing services and others	79,809,490	84.9	102,931,095	78.8	153,540,553	21,625,735	62.0
Transaction services	14,140,449	15.1	27,626,494	21.2	94,098,652	13,253,518	38.0
Total revenues	93,949,939	100.0	130,557,589	100.0	247,639,205	34,879,253	100.0

Online marketing services and others. We provide merchants with marketing services that match product listings appearing in search or browser results on our platforms. Revenues from online marketing services and others depend on spontaneous decisions made by the millions of merchants on our platforms based on different marketing opportunities.

Transaction services. We charge merchants fees for transaction-related services that we provide to merchants on our platforms. To better serve our merchants, we are focused on introducing them to more of our value-added services based on their transaction needs. In addition, as part of our continued efforts to improve user experience, we also encourage and support merchants who sell high-quality products and provide superb services. The key drivers of our transaction services revenues are the average transaction services revenues per active merchant, which represent merchant demand for our transaction-related services, and the number of active merchants on our platforms, which represent the total number of paying or potential paying merchant-customers on our platforms. Fee rates for our transaction services are not necessarily fixed and may vary based on a number of factors, including the types of services provided, the category of the goods sold, the sellers’ transaction performance, and the attribution of the consumption scenarios, among others.

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Costs of revenues:
Payment processing fees	(3,108,086)	9.8	(3,450,929)	11.0	(6,824,386)	(961,195)	7.4
Costs associated with the operation of our platforms and others	(28,610,007)	90.2	(28,011,369)	89.0	(84,899,191)	(11,957,801)	92.6
Total costs of revenues	(31,718,093)	100.0	(31,462,298)	100.0	(91,723,577)	(12,918,996)	100.0

Costs of revenues consist primarily of payment processing fees paid to third-party payment service providers, costs associated with the operation of our platforms and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits, share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services.

Operating expenses

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(44,801,720)	80.9	(54,343,719)	79.1	(82,188,870)	(11,576,060)	84.5
General and administrative expenses	(1,540,774)	2.8	(3,964,935)	5.8	(4,075,622)	(574,039)	4.2
Research and development expenses	(8,992,590)	16.3	(10,384,716)	15.1	(10,952,374)	(1,542,610)	11.3
Total operating expenses	(55,335,084)	100.0	(68,693,370)	100.0	(97,216,866)	(13,692,709)	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of online and offline advertising and promotions, as well as payroll, employee benefits, share-based compensation expenses and other related expenses associated with sales and marketing. We expect to continue our sales and marketing spending in the foreseeable future as we seek to increase our brand awareness, enhance user engagement and build scale.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong and may be exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong for distribution of dividends by a company incorporated in Hong Kong.

Mainland China

Generally, our mainland China subsidiaries, the VIE and subsidiaries of the VIE are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Each of Shanghai Xunmeng and Walnut Shanghai was recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2023. Xinzhijiang is also eligible for a preferential corporate income tax rate of 15% until 2025.

We are subject to value-added tax at a rate of (i) 13% on the sale of goods and (ii) 6% on the sale of services (including value-added telecommunication services), in each case less any deductible value-added tax we have already paid or borne in connection with such sale of goods or services. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Under PRC laws, a withholding tax rate of up to 10% will be applicable to dividends payable by mainland China companies to non-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-resident enterprises are incorporated. As such, dividends paid by our subsidiaries in mainland China to their non-resident enterprise shareholders in Hong Kong will be subject to a withholding tax rate of 10%, unless all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital are satisfied, in which case the tax rate would become 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online marketing services and others	79,809,490	84.9	102,931,095	78.8	153,540,553	21,625,735	62.0
Transaction services	14,140,449	15.1	27,626,494	21.2	94,098,652	13,253,518	38.0
Total revenues	93,949,939	100.0	130,557,589	100.0	247,639,205	34,879,253	100.0
Costs of revenues(1)	(31,718,093)	(33.8)	(31,462,298)	(24.1)	(91,723,577)	(12,918,996)	(37.0)
Operating expenses
Sales and marketing expenses(1)	(44,801,720)	(47.7)	(54,343,719)	(41.6)	(82,188,870)	(11,576,060)	(33.2)
General and administrative expenses(1)	(1,540,774)	(1.6)	(3,964,935)	(3.0)	(4,075,622)	(574,039)	(1.7)
Research and development expenses(1)	(8,992,590)	(9.6)	(10,384,716)	(8.0)	(10,952,374)	(1,542,610)	(4.4)
Total operating expenses	(55,335,084)	(58.9)	(68,693,370)	(52.6)	(97,216,866)	(13,692,709)	(39.3)
Operating profit	6,896,762	7.3	30,401,921	23.3	58,698,762	8,267,548	23.7
Other income/(expenses)
Interest and investment income, net	3,061,662	3.3	3,997,100	3.1	10,238,080	1,442,003	4.1
Interest expenses	(1,231,002)	(1.3)	(51,655)	(0.0)	(43,987)	(6,195)	(0.0)
Foreign exchange gain/(loss)	71,750	0.1	(149,710)	(0.1)	35,721	5,031	0.0
Other income, net	656,255	0.7	2,221,358	1.7	2,952,579	415,862	1.2
Profit before income tax and share of results of equity investees	9,455,427	10.1	36,419,014	27.9	71,881,155	10,124,249	29.0
Income tax expenses	(1,933,585)	(2.1)	(4,725,667)	(3.6)	(11,849,904)	(1,669,024)	(4.8)
Share of results of equity investees	246,828	0.3	(155,285)	(0.1)	(4,707)	(663)	(0.0)
Net income	7,768,670	8.3	31,538,062	24.2	60,026,544	8,454,562	24.2

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Costs of revenues	26,624	33,788	132,470	18,658
Sales and marketing expenses	1,612,219	2,158,676	2,354,097	331,568
General and administrative expenses	792,421	3,004,327	2,289,272	322,437
Research and development expenses	2,343,466	2,521,574	2,302,955	324,364
Total	4,774,730	7,718,365	7,078,794	997,027

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues, which consist of revenues from online marketing services and others, and transaction services, increased by 89.7% from RMB130,557.6 million in 2022 to RMB247,639.2 million (US$34,879.3 million) in 2023.

Revenues from online marketing services and others increased from RMB102,931.1 million in 2022 to RMB153,540.6 million (US$21,625.7 million) in 2023, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities.

Revenues from transaction services increased from RMB27,626.5 million in 2022 to RMB94,098.7 million (US$13,253.5 million) in 2023, primarily due to the increase in average transaction services revenues per active merchant and the increase in the number of active merchants on our platforms. Average transaction services revenues per active merchant increased from RMB2,125 in 2022 to RMB6,627 in 2023. The increase reflects the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the growing diversity of transactions placed under different consumption scenarios and product categories on our platforms. The number of our active merchants increased from 13.0 million in 2022 to 14.2 million in 2023. Our merchant-customers are attracted to our platforms by the plentiful sales opportunities on our platforms and the value of the transaction services we provide.

Costs of revenues

Our costs of revenues increased from RMB31,462.3 million in 2022 to RMB91,723.6 million (US$12,919.0 million) in 2023, primarily attributable to the increase in fulfillment fees, payment processing fees, maintenance costs, and call center expenses.

Operating expenses

Our total operating expenses increased by 41.5% from RMB68,693.4 million in 2022 to RMB97,216.9 million (US$13,692.7 million) in 2023, primarily due to the increases in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB54,343.7 million in 2022 to RMB82,188.9 million (US$11,576.1 million) in 2023, primarily attributable to the increase of RMB26,457.4 million in advertising expenses and promotion and coupon expenses, which was focused on promoting our brands and driving user growth and engagement on our platforms.

General and administrative expenses. Our general and administrative expenses amounted to RMB4,075.6 million (US$574.0 million) in 2023, compared to RMB3,964.9 million in 2022.

Research and development expenses. Our research and development expenses amounted to RMB10,952.4 million (US$1,542.6 million) in 2023, compared to RMB10,384.7 million in 2022.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB58,698.8 million (US$8,267.5 million) in 2023, compared to operating profit of RMB30,401.9 million in 2022.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and debt securities. We had net interest and investment income of RMB3,997.1 million in 2022 and RMB10,238.1 million (US$1,442.0 million) in 2023. The increase was primarily attributable to the increase of our time deposits and debt securities.

Interest expenses. We had interest expenses of RMB44.0 million (US$6.2 million) in 2023, compared to interest expenses of RMB51.7 million in 2022.

Other income, net. We had other net income of RMB2,952.6 million (US$415.9 million) in 2023, compared to other net income of RMB2,221.4 million in 2022, primarily due to the increase in the amount of subsidies received, such as tax refunds and other non-operating income items.

Income tax expenses

We had income tax expenses of RMB11,849.9 million (US$1,669.0 million) in 2023, compared to RMB4,725.7 million in 2022, primarily due to the increased profit before income tax expenses.

Share of results of equity investees

We had share of losses of equity investees of RMB4.7 million (US$0.7 million) in 2023, compared to RMB155.3 million in 2022.

Net income

As a result of the foregoing, we had net income of RMB60,026.5 million (US$8,454.6 million) in 2023, compared to RMB31,538.1 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues, which consist of revenues from online marketing services and others, and transaction services, increased by 39.0% from RMB93,949.9 million in 2021 to RMB130,557.6 million in 2022.

Revenues from online marketing services and others increased from RMB79,809.5 million in 2021 to RMB102,931.1 million in 2022, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities. The increase was partially offset by a decrease in revenues derived from merchandise sales, which decreased from RMB7,246.1 million in 2021 to RMB209.2 million in 2022, as we scaled down this aspect of our business.

Revenues from transaction services increased from RMB14,140.4 million in 2021 to RMB27,626.5 million in 2022, primarily due to the increase in the number of active merchants on our platforms and the increase in average transaction services revenues per active merchant. The number of our active merchants increased from 11.5 million in 2021 to 13.0 million in 2022. Average transaction services revenues per active merchant increased from RMB1,230 in 2021 to RMB2,125 in 2022, as a result of the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the increased diversity of transactions placed under different consumption scenarios and product categories on our platforms.

Costs of revenues

Our costs of revenues amounted to RMB31,462.3 million in 2022, which remained relatively stable compared to our costs of revenues of RMB31,718.1 million in 2021.

Operating expenses

Our total operating expenses increased by 24.1% from RMB55,335.1 million in 2021 to RMB68,693.4 million in 2022 primarily due to the increases in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB44,801.7 million in 2021 to RMB54,343.7 million in 2022, primarily attributable to the increase of RMB8,514.6 million in advertising expenses and promotion and coupon expenses, which was focused on building our brand awareness and driving user growth and engagement on our platforms.

General and administrative expenses. Our general and administrative expenses increased from RMB1,540.8 million in 2021 to RMB3,964.9 million in 2022. The increase was primarily attributable to the increase in staff related costs.

Research and development expenses. Our research and development expenses increased from RMB8,992.6 million in 2021 to RMB10,384.7 million in 2022, primarily due to the increase of RMB1,064.4 million in staff related costs. The increase in staff costs was primarily attributable to the increase in headcount for our research and development personnel, as we hired additional experienced research and development personnel.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB30,401.9 million in 2022, compared to operating profit of RMB6,896.8 million in 2021.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and wealth management products in financial institutions. We had net interest and investment income of RMB3,061.7 million and RMB3,997.1 million in 2021 and 2022, respectively. The increase was primarily attributable to the increase of our time deposits and wealth management products.

Interest expenses. We had interest expenses of RMB51.7 million in 2022, compared to interest expenses of RMB1,231.0 million in 2021, primarily due to the decrease of RMB1,170.2 million in interest expenses related to the convertible bonds’ amortization to face value.

Other income, net. We had other net income of RMB2,221.4 million in 2022, compared to other net income of RMB656.3 million in 2021, primarily due to the increase in the amount of subsidies received, such as tax refunds and other non-operating income items.

Income tax expenses

We had income tax expenses of RMB4,725.7 million in 2022, compared to RMB1,933.6 million in 2021, primarily due to the increased profit before income tax expenses.

Share of results of equity investees

We had share of losses of equity investees of RMB155.3 million in 2022, compared to share of profits of RMB246.8 million in 2021.

Net income

As a result of the foregoing, we had net income of RMB31,538.1 million in 2022, compared to RMB7,768.7 million in 2021.

Critical Accounting Policies and Estimates

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

Revenue recognition

Revenues are principally comprised of those generated from online platform services and merchandise sales. Revenues from online platform services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and are recorded net of indirect taxes. Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. We also evaluate whether it is appropriate to report revenue as the gross amounts of goods and services sold and the related costs, or the net amounts. Payments for services or goods are generally received before deliveries.

Online marketing services

We entered into contractual agreements with certain merchants to provide various types of online marketing services on our online platform for which we receive service fees from the merchants. We match product listings appearing in search or browser results on our online platform and charge merchants based on impressions or clicks. We also provide display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices.

In general, the merchants need to prepay for the service and the prepayments are accounted for as customer advances and deferred revenues. Under ASC 606, revenues are primarily recognized at a point in time when consumers view or click on the merchants’ product listings or over the period during which the advertising services are provided, depending on the type of online marketing services selected by the merchants.

Transaction services

We provide transaction services, including fulfillment services to merchants, and earn related fees for sales of the products completed on our platforms. We do not take control of the products provided by merchants at any point in time during the transactions. Revenues related to transaction services are recognized in consolidated statements of comprehensive income at a point in time when our service obligation to the merchants is determined to have been completed under each sales transaction. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

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

Incentives provided to the consumers

In order to promote our online platforms and attract more registered consumers who are not our customers, we at our own discretion provide various forms of incentives. These incentives, including coupons, credits and other subsidies that are not specific to any merchant, can be used by the consumers to purchase merchandise provided on our online platforms at reduced prices or to redeem for cash from us.

Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, we further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. If we have determined that incentives provided to the consumers are not considered as payments to the merchant-customers, we record these incentives as marketing expenses.

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

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expenses.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	28,783,011	48,507,860	94,162,531	13,262,515
Net cash used in investing activities	(35,562,365)	(22,361,670)	(55,431,278)	(7,807,332)
Net cash (used in)/generated from financing activities	(1,875,154)	10,079	(8,960,626)	(1,262,078)
Exchange rate effect on cash, cash equivalents and restricted cash	(145,157)	100,177	(291,139)	(41,006)
(Decrease)/increase in cash, cash equivalents and restricted cash	(8,799,665)	26,256,446	29,479,488	4,152,099
Cash, cash equivalents and restricted cash at beginning of the year	74,843,636	66,043,971	92,300,417	13,000,242
Cash, cash equivalents and restricted cash at end of the year	66,043,971	92,300,417	121,779,905	17,152,341

We had net cash generated from operating activities of RMB28,783.0 million, RMB48,507.9 million and RMB94,162.5 million (US$13,262.5 million) in 2021, 2022 and 2023, respectively.

We also raised approximately US$1.7 billion from the initial public offering of our ADSs in July 2018, US$1.2 billion from a follow-on offering of our ADSs in February 2019, US$1.0 billion from the offering of the 2024 Notes in September 2019, US$1.1 billion from a private placement in April 2020, US$2.0 billion from the offering of the 2025 Notes and US$4.1 billion from a concurrent follow-on offering of our ADSs in November 2020, and US$500 million from a private placement in December 2020. As of December 31, 2023, our cash and cash equivalents were RMB59,794.5 million (US$8,421.9 million). Our cash and cash equivalents primarily consist of cash at banks and other highly liquid investments. As of the same date, we had restricted cash of RMB61,985.4 million (US$8,730.5 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

In September 2022, we offered to repurchase the 2024 Notes, as required under the terms of the notes. Only US$1,000 aggregate principal amount was validly surrendered and repurchased. The outstanding 2024 Notes will mature on October 1, 2024. In October 2023, we offered to repurchase the 2025 Notes, as required under the terms of the notes. On this occasion, US$1,261,366,000 aggregate principal amount was validly surrendered and repurchased. The outstanding 2025 Notes will mature on December 1, 2025.

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

As of December 31, 2023, 30.7% of our cash and cash equivalents were held in China, and 13.9% were held by the VIE and its subsidiaries and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offerings, follow-on offerings, convertible senior notes offerings and private placements, we may make additional capital contributions to or make loans to our existing or new mainland China subsidiaries, or acquire entities with operations in mainland China in transactions consummated outside of mainland China. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—PRC regulations on loans to and direct investment in mainland China entities may delay or prevent us from using the proceeds of any financing conducted outside of mainland China to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC wholly foreign owned enterprises are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2023 was RMB94,162.5 million (US$13,262.5 million), as compared to net income of RMB60,026.5 million (US$8,454.6 million) in the same period. The difference was primarily due to an increase of RMB34,258.2 million (US$4,825.2 million) in accrued expenses and other liabilities and an increase of RMB11,623.1 million (US$1,637.1 million) in payable to merchants, partially offset by an increase of RMB13,857.0 million (US$1,951.7 million) in short-term investments and an increase of RMB3,326.4 million (US$468.5 million) in receivables from online payment platforms. The increases in accrued expenses and other liabilities and payable to merchants were primarily attributable to our business expansion and the increase of number of merchants on our platforms. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2023 were RMB7,078.8 million (US$997.0 million) in share-based compensation expenses.

Net cash generated from operating activities in 2022 was RMB48,507.9 million, as compared to net income of RMB31,538.1 million in the same period. The difference was primarily due to the increase of RMB1,480.7 million in merchant deposits, and an increase of RMB7,004.0 million in accrued expenses and other liabilities, partially offset by an increase of RMB2,068.7 million in amounts due from related parties. The increase in merchant deposits and accrued expenses and other liabilities was primarily attributable to our business expansion and the increase of number of merchants on our platforms. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2022 were RMB7,718.4 million in share-based compensation expenses and RMB2,224.2 million in depreciation and amortization.

Net cash generated from operating activities in 2021 was RMB28,783.0 million, as compared to net income of RMB7,768.7 million in the same period. The difference was primarily due to the increase of RMB8,686.5 million in payable to merchants, an increase of RMB2,651.2 million in merchant deposits, an increase of RMB3,492.0 million in accrued expenses and other liabilities, and a decrease of RMB1,744.6 million in prepayments and other current assets, partially offset by a decrease of RMB1,422.9 million in amounts due to related parties and a decrease of RMB1,256.4 million in customer advances and deferred revenues. The increase in payable to merchants, merchant deposits and accrued expenses and other liabilities was primarily attributable to our business expansion and the increase of number of merchants on the Pinduoduo platform. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2021 were RMB4,774.7 million in share-based compensation expenses and RMB1,495.4 million in depreciation and amortization.

Investing activities

Net cash used in investing activities in 2023 was RMB55,431.3 million (US$7,807.3 million), primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB147,131.7 million (US$20,723.1 million), purchase of long-term time deposits, held to maturities and other investments of RMB25,051.2 million (US$3,528.4 million) and purchase of available-for-sale debt securities of RMB17,318.3 million (US$2,439.2 million), partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB130,317.2 million (US$18,354.8 million).

Net cash used in investing activities in 2022 was RMB22,361.7 million, primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB160,414.5 million, purchase of long-term time deposits, held to maturities and other investments of RMB6,795.8 million and purchases of available-for-sale investments of RMB3,581.9 million, partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB141,928.4 million and proceeds from sales of long-term time deposits, held to maturities and other investments of RMB7,137.8 million.

Net cash used in investing activities in 2021 was RMB35,562.4 million, primarily due to purchase of short - term time deposits, held to maturities and other investments of RMB116,639.6 million, purchase of long - term time deposits, held to maturities and other investments of RMB13,628.1 million, and purchase of property, equipment, software and intangible assets of RMB3,287.2 million, partially offset by proceeds from sales of short - term time deposits, held to maturities and other investments of RMB97,547.0 million.

Financing activities

Net cash used in financing activities in 2023 was RMB8,960.6 million (US$1,262.1 million), primarily attributable to repurchase of convertible bonds of RMB8,968.8 (US$1,263.2 million).

Net cash generated from financing activities in 2022 was RMB10.1 million.

Net cash used in financing activities in 2021 was RMB1,875.2 million, primarily attributable to the repayment of short-term borrowings.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, convertible bonds obligations, operating lease commitments and investment commitments.

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platforms, furniture, office equipment and leasehold improvement for our office facilities and software. Our capital expenditures were RMB3,287.2 million in 2021, RMB635.7 million in 2022, and RMB583.9 million (US$82.2 million) in 2023.

Our convertible bonds obligations represent our principal payments. Please see “convertible bonds” under Note 11 to our audited consolidated financial statements. As of December 31, 2023, the aggregate amount of payments due under our convertible bonds obligations amounted to RMB5,880.1 million (US$828.2 million).

Our operating lease commitments mainly represent our obligations for leasing offices and warehouses, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 8 to our audited consolidated financial statements. As of December 31, 2023, the aggregate amount of payments due under our operating lease commitments amounted to RMB4,528.9 million (US$637.9 million).

Our investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. As of December 31, 2023, the aggregate amount of our investment commitments amounted to RMB80.0 million (US$11.3 million).

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

Holding Company Structure

PDD Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and its subsidiaries. As a result, PDD Holdings Inc.’s ability to pay dividends may depend partially upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries, the VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our mainland China subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by our PRC wholly foreign owned enterprises is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.         Directors, Senior Management and Employees

A.Directors and Senior Management

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

The PDD Partnership will be operated under principles, policies and procedures that evolve with our business and encompass the following major aspects:

Nomination and Election of Partners

Partners will be elected annually through a nomination process, whereby any existing partner may propose candidates to the partnership committee (the “Partnership Committee”), which reviews the nomination and proposes candidates to the entire partnership for election. Election of new partners requires the affirmative vote of at least 75% of all the partners. In order to be elected a partner, the partner candidate must meet certain quality standards including, among other things, a high standard of personal character and integrity, continued service as a director, officer or employee with our company for no less than five years (or a shorter period before our company reaches a five-year operating history), a consistent commitment to our company’s mission, vision and values as well as a track record of contribution to our business.

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

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Chen	44	Chairman of the Board of Directors and Co-Chief Executive Officer
Jiazhen Zhao	40	Director and Co-Chief Executive Officer
Anthony Kam Ping Leung	63	Independent Director
Haifeng Lin	47	Director
Ivonne M.C.M. Rietjens	65	Independent Director
George Yong-Boon Yeo	69	Independent Director
Jun Liu	41	Vice President of Finance
Junyun Xiao	44	Senior Vice President of Operation
Zhenwei Zheng	40	Senior Vice President of Product Development

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

Anthony Kam Ping Leung has served as our independent director and chairman of the audit committee since August 2019. Mr. Kam is also chairman of our compensation committee. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Mr. Kam also serves as an independent director of OCBC Bank Ltd. in China since September 2021. Mr. Kam served as the deputy chief executive officer and the executive director of HSBC Bank (China) Company Limited (“HSBC China”) from February 2016 to April 2018 and served as the chief financial officer of HSBC China from May 2013 to February 2016. Prior to that, Mr. Kam served as the chief financial officer of HSBC Bank (Singapore) Limited (“HSBC Singapore”) from September 2005 to May 2013. In addition to financial accounting and control, management accounting and tax responsibilities, Mr. Kam had direct oversight on specific risk management functions such as treasury product control and asset & liabilities management. Mr. Kam was also a member of the asset and liabilities management meeting and a member of the risk management meeting under the executive committee of HSBC Singapore and HSBC China. Mr. Kam received bachelor of science from University of Hong Kong and his master degree in applied finance from Macquarie University.

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

Ivonne M.C.M. Rietjens has served as our independent director since August 2023. Dr. Rietjens is also a member of our audit committee and nominating and corporate governance committee. Dr. Rietjens has more than 25 years of experience in food safety. She has been a full professor at Wageningen University since 2001 and is currently head of the division of toxicology. She is an elected member of the Royal Netherlands Academy of Arts and Sciences (KNAW) and the chairperson of the KNAW Scientific Council for Natural Sciences and Engineering. She currently serves as the chairperson of the Expert Panel of the Flavor and Extract Manufacturers Association (FEMA) of the United States advising on GRAS (Generally Recognized As Safe) notifications for new food flavors and is an elected member of the French Academy of Agriculture. She is also a board member of Skal Biocontrole, an independent organization that supervises and certifies the organic food chain in the Netherlands, and a member of the Fonterra Global Food Safety Science Advisory Panel. Previously, she served as the chairperson of the Dutch Society for Toxicology from 1999 to 2005, a member of the Academic Board at Wageningen University from 2012 to 2017, and a member of the Supervisory Board of Royal Wessanen BV. She was also an active member of several committees on food and occupational safety, including panels and working groups of the European Food Safety Authority and the Dutch Health Council. From 2013 to 2021, she was a member of the Scientific Advisory Board of the National Institute of Public Health & Hygiene (RIVM). Dr. Rietjens received her bachelor’s and master’s degrees in molecular life sciences from Wageningen University and her Ph.D. degree in toxicology from Wageningen University.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. Mr. Yeo is also a member of our audit committee and compensation committee. He currently serves as a Visiting Scholar at the Lee Kuan Yew School of Public Policy of the National University of Singapore, an independent non – executive director of AIA Group Limited (HKEx: 01299) and an independent non-executive director of Creative Technology Ltd. (SGX: C76). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

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

B.Compensation

In the year ended December 31, 2023, we paid an aggregate of US$2.3 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of ours for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who are employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Amended and Restated 2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2015 global share plan is referred to as the 2015 Plan in this annual report. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2023, options to purchase 165,410,224 Class A ordinary shares under the 2015 Plan had been granted and were outstanding under the 2015 plan.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is twenty years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan, such as transfers by will or the laws of descent and distribution, or as provided in the award agreement or otherwise determined by the plan administrator.

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

Amended and Restated 2018 Share Incentive Plan

In July 2018, we adopted the 2018 Share Incentive Plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2018 Share Incentive Plan is referred to as the 2018 Plan in this annual report. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2023, options to purchase 250,035,408 Class A ordinary shares and restricted share units representing 88,462,616 Class A ordinary shares had been granted and were outstanding under the 2018 Plan.The following paragraphs describe the principal terms of the 2018 Plan.

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

Vesting schedule. In general, the administration committee determines the vesting schedule, which is specified in the award agreement.

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

The following table summarizes, as of December 31, 2023, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after their grant dates.

Class A
Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Lei Chen	*	Nominal	Various dates between September 1, 2016 and November 1, 2023	Various dates between August 31, 2036 and October 31, 2043
Jiazhen Zhao	*	Nominal	Various dates between February 1, 2016 and December 1, 2023	Various dates between January 31, 2036 and November 30, 2043
George Yong-Boon Yeo	*	Nominal	Various dates between February 1, 2019 and August 1, 2023	Not applicable
Anthony Kam Ping Leung	*	Nominal	Various dates between March 1, 2020 and September 1, 2023	Not applicable
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2035 and August 31, 2036
Zhenwei Zheng	*	Nominal	Various dates between November 1, 2015 and March 1, 2022	Various dates between October 31, 2035 and February 28,2039
Jun Liu	*	Nominal	Various dates between September 1, 2018 and May 1, 2023	Various dates between August 31, 2038 and April 30, 2043
All directors and executive officers as a group	118,866,968	Nominal	Various dates between November 1, 2015 and December 1, 2023	Various dates between October 31, 2035 and November 30, 2043

*      Less than 1% of our total ordinary shares outstanding.

As of December 31, 2023, our employees other than our directors and executive officers as a group held options to purchase 300,266,508 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 84,774,772 Class A ordinary shares.

For a discussion about our accounting policies and estimates for awards granted pursuant to the 2015 Plan and 2018 Plan, see Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—(v) Share-based compensation.”

C.Board Practices

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

Audit Committee. Our audit committee consists of Mr. Anthony Kam Ping Leung, Dr. Ivonne M.C.M. Rietjens and Mr. George Yong-Boon Yeo. Mr. Anthony Kam Ping Leung is the chairman of our audit committee. We have determined that Mr. Anthony Kam Ping Leung, Dr. Ivonne M.C.M. Rietjens and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Anthony Kam Ping Leung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Anthony Kam Ping Leung and Mr. George Yong-Boon Yeo. Mr. Anthony Kam Ping Leung is the chairman of our compensation committee. We have determined that Mr. Anthony Kam Ping Leung and Mr. George Yong-Boon Yeo each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure relating to our directors and executive officers. Our co-chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or participating in the approval by the board of, the aggregate compensation for our co-chief executive officers and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors, including by reviewing and approving any proposed changes thereto;
●	reviewing our incentive compensation or equity plans, programs or similar arrangements, including by reviewing and approving any proposed changes thereto; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. George Yong-Boon Yeo and Dr. Ivonne M.C.M. Rietjens. Mr. George Yong-Boon Yeo is the chairman of our nominating and corporate governance committee. Mr. George Yong-Boon Yeo and Dr. Ivonne M.C.M. Rietjens each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both (i) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (ii) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

Board Diversity

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices:	Ireland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.Employees

Employees

As of December 31, 2023, we had a total of 17,403 employees. We had a total of 9,762 and 12,992 employees as of December 31, 2021 and 2022, respectively.

The following table gives breakdowns of our employees as of December 31, 2023 by function:

As of
December 31, 2023
Function:
Sales, marketing and fulfillment	7,158
Product development	7,332
Platform operation	1,339
Management and administration	1,574
Total	17,403

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

In China, as required by regulations, we participate in various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 5,555,082,460 Class A ordinary shares and no Class B ordinary Shares outstanding as of February 29, 2024.

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

Class A Ordinary Shares Beneficially Owned**
	Number	%
Directors and Executive Officers**:
Lei Chen	*	*
Jiazhen Zhao	*	*
Anthony Kam Ping Leung	*	*
Haifeng Lin	*	*
Ivonne M.C.M. Rietjens	—	—
George Yong-Boon Yeo	*	*
Jun Liu	*	*
Junyun Xiao	*	*
Zhenwei Zheng	*	*
All Directors and Executive Officers as a Group	62,225,417	1.1
Principal Shareholders:
Entities affiliated with Zheng Huang(1)	1,409,744,080	25.4
Entities affiliated with Tencent(2)	783,468,116	14.1
Entities affiliated with PDD Partnership(3)	370,772,220	6.7

Notes:

*	Less than 1% of our total outstanding shares.
**

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Represents (i) 1,134,932,140 Class A ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (ii) 274,811,940 Class A ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands. Each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries. Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Steam Water Limited are collectively referred to as entities affiliated with Mr. Huang. The registered address of each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of Steam Water Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 754,359,876 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 473,956 Class A ordinary held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, and (iv) 853,004 Class A ordinary shares held by Distribution Pool Limited, a limited liability company incorporated in British Virgin Islands, as reported in a Schedule 13D/A jointly filed by Tencent Holdings Limited and Tencent Mobility Limited on March 24, 2021. Tencent Mobility Limited, TPP Follow-on I Holding G Limited, Chinese Rose Investment Limited and Distribution Pool Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding G Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Chinese Rose Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited, a business company limited by shares incorporated in the British Virgin Islands. Quantum Dot Limited is a wholly owned subsidiary of Qubit Partners L.P., an exempted limited partnership formed under the laws of the Cayman Islands. Qubit GP Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands, is the general partner of Qubit Partners L.P. Mr. Zheng Huang is the sole director of Qubit GP Limited and the sole director of Quantum Dot Limited. Quantum Dot Limited, Qubit GP Limited and Qubit Partners L.P. are collectively referred to as entities affiliated with PDD Partnership. The registered address of Quantum Dot Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered address of each of Qubit Partners L.P. and Qubit GP Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of February 29, 2024, a total of 2,825,941,920 Class A ordinary shares were held by one record holder in the United States, representing approximately 50.9% of our total outstanding shares. This record holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.          Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Agreement and Business Cooperation with Tencent

Strategic Cooperation Framework Agreement. In February 2018, we entered into a Strategic Cooperation Framework Agreement with Tencent, a provider of internet value-added services in China. Pursuant to the Strategic Cooperation Framework Agreement, Tencent agreed to offer us access points on the interface of Weixin Pay enabling us to utilize traffic from Tencent’s Weixin Pay. In addition, we and Tencent have agreed to cooperate in a number of areas, including payment solutions, cloud services and user engagement, and to explore and pursue additional opportunities for potential cooperation. Tencent agreed to provide us with Weixin payment services and charge the payment processing fee corresponding to each transaction payment through Weixin Wallet on the Pinduoduo platform at a rate no higher than the normal rate of its payment solutions charged to third parties. Tencent also agreed to share technical and administrative resources with us and make reasonable efforts to provide support in a variety of professional areas, such as talent recruiting, training and technical resources. The Strategic Cooperation Framework Agreement had a term of five years. In 2023, we entered into agreements with Tencent, pursuant to which Tencent will continue to offer us access points on its Weixin platform.

Business Cooperation with Tencent. Tencent has been a principal shareholder of ours since February 2017. In 2021, 2022 and 2023, we purchased from Tencent certain services, including payment processing, advertising and cloud services, in the total amount of RMB8,416.6 million, RMB7,061.1 million and RMB7,182.5 million (US$1,011.6 million), respectively. As of December 31, 2021, 2022 and 2023, we had a receivable balance from Tencent in the amount of RMB2,803.3 million, RMB2,763.9 million and RMB3,516.2 million (US$495.3 million), respectively, and a payable balance to Tencent in the amount of RMB1,916.5 million, RMB1,539.7 million and RMB1,112.6 million (US$156.7 million), respectively. In 2021, we purchased certain computer equipment from Tencent for a total amount of RMB1,833.5 million.

Passive Investments in Related-Party Funds

The Company had set up funds as a limited partner with related parties to invest in privately held companies. However, these related parties ceased to be affiliated with the Company after the fourth quarter of 2022. As of December 31, 2021 and 2022, the carrying amount for the investments was RMB332.6 million and RMB355.7 million.

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party payment service providers, we facilitated Mr. Lei Chen and Mr. Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing interest-free loans in the aggregate amount of RMB710.6 million (US$100.1 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Mr. Lei Chen and Mr. Zhenwei Zheng.

As of December 31, 2023, Ningbo Hexin beneficially owned 50.01% of the equity interests in Shanghai Fufeitong. Subject to compliance with applicable laws and regulations and approval by the regulatory authorities, Hangzhou Aimi may (i) require Ningbo Hexin to repay the loans we have extended to it at any time, and (ii) use the proceeds from the repayment of the loan to acquire all of the limited partnership interests of Ningbo Hexin. As of December 31, 2023, the loans were still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As of December 31, 2023, we had a receivable balance from Shanghai Fufeitong and its affiliates of RMB3,201.2 million (US$450.9 million), and a payable balance to Shanghai Fufeitong and its affiliates of RMB126.2 million (US$17.8 million).

C.Interests of Experts and Counsel

Not applicable.

Item 8.          Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are involved in claims, proceedings, and litigation on an ongoing basis. The outcomes of the legal proceedings to which we are a party are inherently unpredictable, subject to significant uncertainties, and could be material to our operating results and cash flows for a particular period. Additionally, many of the legal actions and proceedings to which we are a party remain in their preliminary stages, and we cannot predict the timetable, progress or outcome of these actions, and there is little basis to reasonably conclude at this point whether we will prevail in such actions or whether we will be subject to any damages. To the best of our knowledge and judgment as of the date of this annual report, an estimate for the reasonably possible loss or a range of reasonably possible losses arising from any legal actions or proceedings cannot be made as of December 31, 2023. If the final resolution of ongoing actions or proceedings is adverse to us, we may experience a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As our business expands globally, we expect to face an increase in the number and types of legal and regulatory challenges across the jurisdictions in which we operate, including with respect to intellectual property, privacy and data protection, merchandise safety and consumer protection, environmental protection, advertising and marketing, labor and employment, supply chain compliance, competition and antitrust, commercial disputes, taxation, and other matters.

For instance, in the area of intellectual property, we have been, and are, mainly engaged in legal proceedings with entities doing business as SHEIN and certain businesses and persons who have business relationships with SHEIN. In December 2022, Temu was named as defendant in a copyright and trademark infringement lawsuit filed by SHEIN in the United States District Court for the Northern District of Illinois. This action was dismissed by SHEIN in October 2023. In July 2023, Temu was named as a defendant in five copyright infringement lawsuits filed by several businesses and persons who have business relationships with SHEIN, which lawsuits are currently pending in the United States District Court for the Northern District of Illinois. In December 2023, to protect Temu’s intellectual property and defend Temu against further harm from unfair competitive practices, Temu filed a complaint in the United States District Court for the District of Columbia against SHEIN.

In the area of privacy and data protection, we have been named as defendants in putative class actions with claims largely based on a short seller report alleging, among other things, that consumers were misled about how Temu uses their data. We do not believe that these claims are meritorious and are vigorously defending ourselves against them. Temu also received inquiries about privacy and data protection compliance from regulators in various jurisdictions. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. Volatility in the price of our ADSs may invite short seller attacks or other putative class action lawsuits with similar purposes. We have been, are, and likely will be the target of such lawsuits in the future. Between August and December 2018, several putative shareholder class action lawsuits were filed against us and certain of our officers and directors, alleging that we had made material misstatements and omissions in violation of the federal securities laws. As of today, all these aforementioned shareholder class action lawsuits have been dismissed.

Aside from the above examples, we are also subject to other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. The outcome of any claims, litigation, government investigation and other proceedings is inherently uncertain. If one or more legal matters or proceedings, including but not limited to the ones mentioned above, were resolved against us in a reporting period for amounts above management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected.

For risks and uncertainties relating to lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors and officers have been named as defendants in several lawsuits, and we may be the target of future claims, litigation, government investigations or other proceedings, all of which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” and “—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.” See also Item 17 of Part III, “Financial Statements—Note 21—Commitments and Contingencies—Contingencies.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on distributions and advances from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Dividend Distributions.”

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.          The Offer and Listing

A.Offering and Listing Details

Our ADSs, each representing four Class A ordinary shares, have been listed on the Nasdaq Stock Market since July 26, 2018. Our ADSs trade under the symbol “PDD.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing four Class A ordinary shares, have been listed on the Nasdaq Stock Market since July 26, 2018. Our ADSs trade under the symbol “PDD.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-in share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	enable shareholders to requisition and convene general meetings of shareholders.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange.”

E.Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise is located in mainland China. Although this circular only applies to enterprises incorporated outside of mainland China that are controlled by mainland China enterprises or enterprise groups, not those controlled by individuals, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” concept should be applied in determining the tax resident status of all enterprises incorporated outside of mainland China. According to SAT Circular 82, an enterprise incorporated outside of mainland China that is controlled by a mainland China enterprise or enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in mainland China.

We believe that PDD Holdings Inc. is not a mainland China resident enterprise for PRC tax purposes. PDD Holdings Inc. is not controlled by a mainland China enterprise or enterprise group and we do not believe that PDD Holdings Inc. meets all of the conditions above. PDD Holdings Inc. is a company incorporated outside of mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside of mainland China. In addition, we are not aware of any holding companies with a similar corporate structure as ours ever having been deemed a mainland China “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that PDD Holdings Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-mainland China shareholders of PDD Holdings Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that PDD Holdings Inc. is treated as a mainland China resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Multi-jurisdictional Operations—If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, such as:

●	banks and certain financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	broker-dealers;
●	traders in securities that have elected the mark-to-market method of accounting for their securities;
●	partnerships and their partners;
●	regulated investment companies;
●	real estate investment trusts;
●	certain former U.S. citizens or long-term residents;
●	persons liable for minimum tax;
●	tax-exempt organizations (including private foundations);
●	investors who are not U.S. holders,
●	investors who own (directly, indirectly, or constructively) 10% or more of our ADSs or Class A ordinary shares (by vote or value);
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; or
●	investors that have a functional currency other than the U.S. dollar,

all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not discuss any non-U.S., minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable U.S. Treasury regulations.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we are able to direct the activities of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future.

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

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq Global Select Market and is considered readily tradeable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a mainland China “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to the U.S. Treasury Regulations, however, if a U.S. holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the U.S. Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market as defined in applicable United States Treasury regulations, in a PFIC may make a mark-to-market election with respect to such stock. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

J.Annual Report to Security Holders

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

A significant portion of our revenues and expenses are denominated in Renminbi. Although we believe our exposure to foreign risks should, in general, be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, restricted cash and debt securities. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Inflation

To date, inflation has not materially impacted our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in the future.

Item 12.          Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
• To any person to which ADSs are issued or to any person to which a	Up to US$0.05 per ADS issued

distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

• Distribution of cash dividends	Up to US$0.05 per ADS cancelled

• Distribution of cash entitlements (other than cash dividends) and/or	Up to US$0.05 per ADS held
cash proceeds from the sale of rights, securities and other entitlements

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase	Up to US$0.05 per ADS held
additional ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and American depositary receipts that evidence our ADSs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depository and us. Pursuant to such agreement, we received from the depository US$15.3 million, after deduction of applicable U.S. taxes, in the year ended December 31, 2023.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our co-chief executive officer and our vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our co-chief executive officer and vice president of finance, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and our vice president of finance, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our co-chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report.

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

	2022	2023
	US$	US$

	(in thousands)
Audit fees(1)	3,042	4,698
All other fees(2)	74	—
(1)	“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees.”

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

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.      Insider Trading Policies

Not applicable.

Item 16K.      Cybersecurity

We have implemented procedures for identifying, assessing and managing material risks from cybersecurity threats as part of our overall risk management framework, which is overseen by our board of directors.

Our cybersecurity risk management is led by our senior management team, including our co-chief executive officers. Our senior management team is required to notify our board of directors of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. At each quarterly board meeting, our senior management team is required to provide confirmation to our board of directors as to whether there has been any material cybersecurity threats, material cybersecurity incidents or other associated risks identified during the relevant period.

We have a dedicated data security department responsible for monitoring and preventing cybersecurity risks. The data security department monitors the data environment to identify anomalies, indicators of compromise, and other potentially adverse events and suspicious activities, such as unusual network traffic, suspicious phishing emails or messages and malware infections, to detect potential threats. Once any material cybersecurity threat or incident is detected, it will be reported to our co-chief executive officers, who will assume responsibility for managing the risks from that material cybersecurity threat or incident and for monitoring the relevant prevention, mitigation and remediation measures. Personnel from various functions, including data security, legal, risk control and information technology, will form a case-specific project team to address the issue.

In the last three fiscal years, we have not experienced any material cybersecurity threats, whether as a result of any previous cybersecurity incidents or otherwise, that materially affected or were reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite the cybersecurity procedures and measures that we have adopted, we cannot guarantee that risks arising from cybersecurity threats would not materially affect us. For more information on our cybersecurity related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F filed on April 26, 2023 (File No. 001-38591))
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

2.5

Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

2.6

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

2.7	Description of Securities (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F filed on April 26, 2023 (File No. 001-38591))
2.8

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

4.1	Amended and Restated 2015 Global Share Plan (incorporated herein by reference to Exhibit 4.1 to the annual report on Form 20-F filed on April 26, 2023 (File No. 001-38591))
4.2	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F filed on April 26, 2023 (File No. 001-38591))
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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 25, 2024

PDD HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PDD Holdings Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2024 expressed an unqualified opinion thereon.

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

As described in Note 2 to the consolidated financial statements, the Company at its own discretion provides various forms of incentives, to consumers who are not customers of the Company to promote its online platforms and attract more registered consumers. These incentives, including coupons, credits and other subsidies that are not specific to any merchants, can be used by the consumers to purchase merchandise provided on the Company’s online platforms at reduced prices or to redeem for cash from the Company. Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, the Company further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to consumers on behalf of merchants. Based on that evaluation, the Company determined whether the incentives provided to the consumers are considered payments to the merchant-customers.

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

April 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited PDD Holdings Inc.’s internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PDD Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 25, 2024 expressed an unqualified opinion thereon.

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

April 25, 2024

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		34,326,192	59,794,469	8,421,875
Restricted cash		57,974,225	61,985,436	8,730,466
Receivables from online payment platforms		587,696	3,914,117	551,292
Short-term investments	4	115,112,554	157,415,365	22,171,490
Amounts due from related parties	17	6,318,830	7,428,070	1,046,222
Prepayments and other current assets	5	2,298,379	4,213,015	593,390
Total current assets		216,617,876	294,750,472	41,514,735
Non-current assets
Property, equipment and software, net	6	1,044,847	979,597	137,973
Intangible assets	7	134,002	21,148	2,979
Right-of-use assets	8	1,416,081	4,104,889	578,162
Deferred tax assets	16	1,045,030	270,738	38,133
Other non-current assets	9	16,862,117	47,951,276	6,753,796
Total non-current assets		20,502,077	53,327,648	7,511,043
Total Assets		237,119,953	348,078,120	49,025,778

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the VIE and its subsidiaries without recourse to the primary beneficiary of RMB91,703,662 and RMB94,196,915 (US$13,267,359) as of December 31, 2022 and 2023, respectively)

Amounts due to related parties	17	1,676,391	1,238,776	174,478
Customer advances and deferred revenues		1,389,655	2,144,610	302,062
Payable to merchants		63,316,695	74,997,252	10,563,142
Accrued expenses and other liabilities	10	20,960,723	55,351,399	7,796,081
Merchant deposits		15,058,229	16,878,746	2,377,322
Convertible bonds, current portion	11	13,885,751	648,570	91,349
Lease liabilities	8	602,036	1,641,548	231,207
Total current liabilities		116,889,480	152,900,901	21,535,641

Non-current liabilities (including amounts of the VIE and its subsidiaries without recourse to the primary beneficiary of RMB290,412 and RMB239,982 (US$33,801) as of December 31, 2022 and 2023, respectively)

Convertible bonds	11	1,575,755	5,231,523	736,845
Lease liabilities	8	870,782	2,644,260	372,436
Deferred tax liabilities	16	13,025	59,829	8,427
Total non-current liabilities		2,459,562	7,935,612	1,117,708
Total liabilities		119,349,042	160,836,513	22,653,349
Commitments and contingencies	21

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 5,278,348,396 and 5,503,491,148 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		170	177	25
Additional paid-in capital		99,250,468	107,293,091	15,111,916
Statutory reserves		5,000	105,982	14,927
Accumulated other comprehensive income	13	3,322,238	4,723,760	665,328
Retained earnings		15,193,035	75,118,597	10,580,233
Total shareholders’ equity		117,770,911	187,241,607	26,372,429
Total liabilities and shareholders’ equity		237,119,953	348,078,120	49,025,778

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$

Revenues (including services provided to a related party of nil, RMB10,765 and RMB4,272 (US$602) for the years ended December 31, 2021, 2022 and 2023, respectively)	14	93,949,939	130,557,589	247,639,205	34,879,253
Costs of revenues (including services received from related parties of RMB5,166,381, RMB5,353,661 and RMB6,031,719 (US$849,550) for the years ended December 31, 2021, 2022 and 2023, respectively)		(31,718,093)	(31,462,298)	(91,723,577)	(12,918,996)

Sales and marketing expenses (including services received from related parties of RMB2,857,063, RMB2,004,654 and RMB1,795,959 (US$252,956) for the years ended December 31, 2021, 2022 and 2023, respectively)		(44,801,720)	(54,343,719)	(82,188,870)	(11,576,060)
General and administrative expenses		(1,540,774)	(3,964,935)	(4,075,622)	(574,039)
Research and development expenses (including services received from related parties of RMB604,605, RMB356,789 and RMB194,803 (US$27,437) for the years ended December 31, 2021, 2022 and 2023, respectively)		(8,992,590)	(10,384,716)	(10,952,374)	(1,542,610)
Total operating expenses		(55,335,084)	(68,693,370)	(97,216,866)	(13,692,709)

Operating profit		6,896,762	30,401,921	58,698,762	8,267,548

Interest and investment income, net		3,061,662	3,997,100	10,238,080	1,442,003
Interest expenses		(1,231,002)	(51,655)	(43,987)	(6,195)
Foreign exchange gain/(loss)		71,750	(149,710)	35,721	5,031
Other income, net		656,255	2,221,358	2,952,579	415,862

Profit before income tax and share of results of equity investees		9,455,427	36,419,014	71,881,155	10,124,249
Income tax expenses	16	(1,933,585)	(4,725,667)	(11,849,904)	(1,669,024)
Share of results of equity investees		246,828	(155,285)	(4,707)	(663)
Net income		7,768,670	31,538,062	60,026,544	8,454,562

Net income attributable to ordinary shareholders		7,768,670	31,538,062	60,026,544	8,454,562

Earnings per share:	18
Basic		1.55	6.24	11.08	1.56
Diluted		1.36	5.48	10.29	1.45
Shares used in earnings per share computation:
Basic		5,012,651,334	5,057,540,124	5,416,106,022	5,416,106,022
Diluted		5,713,764,297	5,761,291,439	5,839,629,562	5,839,629,562
Other comprehensive (loss)/income	13
Foreign currency translation difference, net of tax of nil		(1,472,172)	5,860,304	1,332,984	187,746
Unrealized (losses)/gains on available-for-sale debt securities, net of tax		—	(18,166)	68,538	9,653
Total other comprehensive (loss)/income		(1,472,172)	5,842,138	1,401,522	197,399

Comprehensive income		6,296,498	37,380,200	61,428,066	8,651,961

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

					Accumulated
		Number of		Additional	other		Total
		ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders’
	Notes	shares	shares	capital	loss	deficits	equity
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		4,954,809,968	159	86,698,660	(1,047,728)	(25,475,203)	60,175,888
Net income		—	—	—	—	7,768,670	7,768,670
Foreign currency translation difference	13	—	—	—	(1,472,172)	—	(1,472,172)
Conversion of the convertible bonds into ordinary shares		62,732,708	2	3,867,054	—	—	3,867,056
Shares issued to depository bank	18	40,000,000	—	—	—	—	—
Exercise of share-based awards		24,395,952	—	375	—	—	375
Settlement of share-based compensation with shares held by depository bank		(24,395,952)	—	—	—	—	—
Share-based compensation	15	—	—	4,774,730	—	—	4,774,730
Balance as of December 31, 2021		5,057,542,676	161	95,340,819	(2,519,900)	(17,706,533)	75,114,547

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other	(Accumulated	Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	deficits)/	shareholders’
	Notes	shares	shares	capital	reserves	(loss)/income	retained earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		5,057,542,676	161	95,340,819	—	(2,519,900)	(17,706,533)	75,114,547
Cumulative effect of change in accounting principle	11	—	—	(3,818,926)	—	136,096	1,366,506	(2,316,324)
Balance as of January 1, 2022		5,057,542,676	161	91,521,893	—	(2,383,804)	(16,340,027)	72,798,223
Net income		—	—	—	—	—	31,538,062	31,538,062
Foreign currency translation difference	13	—	—	—	—	5,724,208	—	5,724,208
Net change in unrealized losses on available-for-sale debt securities	13	—	—	—	—	(18,166)	—	(18,166)
Shares issued to depository bank	18	220,805,720	—	—	—	—	—	—
Exercise of share-based awards		241,135,744	9	10,210	—	—	—	10,219
Settlement of share-based compensation with shares held by depository bank		(241,135,744)	—	—	—	—	—	—
Share-based compensation	15	—	—	7,718,365	—	—	—	7,718,365
Appropriation to statutory reserves		—	—	—	5,000	—	(5,000)	—
Balance as of December 31, 2022		5,278,348,396	170	99,250,468	5,000	3,322,238	15,193,035	117,770,911

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other		Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	Retained	shareholders’
	Notes	shares	shares	capital	reserves	income	earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		5,278,348,396	170	99,250,468	5,000	3,322,238	15,193,035	117,770,911
Net income		—	—	—	—	—	60,026,544	60,026,544
Foreign currency translation difference	13	—	—	—	—	1,332,984	—	1,332,984
Net change in unrealized gains on available-for-sale debt securities	13	—	—	—	—	68,538	—	68,538
Conversion of the convertible bonds into ordinary shares	11	12,642,752	—	955,647	—	—	—	955,647
Shares issued to depository bank	18	212,500,000	—	—	—	—	—	—
Exercise of share-based awards		209,106,852	7	8,182	—	—	—	8,189
Settlement of share-based compensation with shares held by depository bank		(209,106,852)	—	—	—	—	—	—
Share-based compensation	15	—	—	7,078,794	—	—	—	7,078,794
Appropriation to statutory reserves		—	—	—	100,982	—	(100,982)	—
Balance as of December 31, 2023		5,503,491,148	177	107,293,091	105,982	4,723,760	75,118,597	187,241,607
Balance as of December 31, 2023 (US$)			25	15,111,916	14,927	665,328	10,580,233	26,372,429

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net income	7,768,670	31,538,062	60,026,544	8,454,562
Adjustments to reconcile net income to net cash provided by operating activities:
Interest expenses	1,231,002	51,655	43,987	6,195
Allowance for credit losses	49,300	118,384	265,159	37,347
Depreciation and amortization	1,495,380	2,224,169	786,235	110,739
Deferred income tax, net	(213)	(1,028,586)	801,100	112,833
Amortization of right-of-use assets	348,863	510,915	1,101,970	155,209
Interest and investment gain, net	(146,972)	(606,447)	(1,354,785)	(190,817)
(Gain)/loss on disposal of property and equipment	(258)	10,697	1,755	247
Share-based compensation	4,774,730	7,718,365	7,078,794	997,027
Foreign exchange (gain)/loss	(71,750)	149,710	(35,721)	(5,031)
Share of results of equity investees	(246,828)	155,285	4,707	663
Fair value change of investments	22,170	242,236	(1,013,475)	(142,745)
Gain on extinguishment of convertible bonds	(2,788)	—	—	—
Changes in operating assets and liabilities:
Receivables from online payment platforms	55,811	86,041	(3,326,421)	(468,517)
Amounts due from related parties	(10,086)	(2,068,675)	(1,096,240)	(154,402)
Prepayments and other current assets	1,744,645	758,282	(2,121,308)	(298,780)
Customer advances and deferred revenues	(1,256,426)	222,891	754,955	106,333
Amounts due to related parties	(1,422,856)	(286,616)	(437,615)	(61,637)
Payable to merchants	8,686,493	749,373	11,623,138	1,637,085
Accrued expenses and other liabilities	3,492,038	7,003,998	34,258,159	4,825,162
Merchant deposits	2,651,233	1,480,677	1,820,517	256,414
Lease liabilities	(354,123)	(487,068)	(977,788)	(137,719)
Short-term investments	—	—	(13,856,982)	(1,951,715)
Other non-current assets	(23,102)	(34,492)	(184,154)	(25,938)
Other non-current liabilities	(1,922)	(996)	—	—
Net cash generated from operating activities	28,783,011	48,507,860	94,162,531	13,262,515
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term time deposits, held to maturities and other investments	(116,639,550)	(160,414,453)	(147,131,673)	(20,723,060)
Proceeds from sales of short-term time deposits, held to maturities and other investments	97,547,038	141,928,351	130,317,231	18,354,797
Purchase of available-for-sale debt securities	—	(3,581,868)	(17,318,333)	(2,439,236)
Proceeds from sales of available-for-sale debt securities	—	—	4,206,359	592,453
Purchase of long-term time deposits, held to maturities and other investments	(13,628,052)	(6,795,838)	(25,051,222)	(3,528,391)
Proceeds from sales of long-term time deposits, held to maturities and other investments	—	7,137,814	—	—
Purchase of property, equipment and software and intangible assets	(3,287,232)	(635,716)	(583,879)	(82,238)
Proceeds from disposal of property and equipment	394	40	450	63
Others	445,037	—	129,789	18,280
Net cash used in investing activities	(35,562,365)	(22,361,670)	(55,431,278)	(7,807,332)
CASH FLOW FROM FINANCING ACTIVITIES
Repurchase of convertible bonds	—	—	(8,968,817)	(1,263,231)
Repayment of short-term borrowings	(1,875,472)	—	—	—
Others	318	10,079	8,191	1,153
Net cash (used in)/generated from financing activities	(1,875,154)	10,079	(8,960,626)	(1,262,078)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(145,157)	100,177	(291,139)	(41,006)
(Decrease)/increase in cash, cash equivalents and restricted cash	(8,799,665)	26,256,446	29,479,488	4,152,099
Cash, cash equivalents and restricted cash at beginning of the year	74,843,636	66,043,971	92,300,417	13,000,242
Cash, cash equivalents and restricted cash at end of the year	66,043,971	92,300,417	121,779,905	17,152,341
Supplement disclosure of cash flow information：
Interest received	2,936,860	3,567,738	7,273,373	1,024,433
Income taxes paid	—	4,881,252	5,764,435	811,904

Supplement disclosure of non-cash operating activities：
Recognition of right-of-use assets and lease liabilities	704,142	1,068,063	3,918,460	551,904

Supplement disclosure of non-cash investing activities：
Purchase of property, equipment and software included in accrued expenses and other liabilities	194,385	136,411	257,211	36,227
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	6,426,715	34,326,192	59,794,469	8,421,875
Restricted cash	59,617,256	57,974,225	61,985,436	8,730,466
Total cash, cash equivalents and restricted cash in the statements of cash flows	66,043,971	92,300,417	121,779,905	17,152,341

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization

PDD Holdings Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are engaged in the merchandise sales and the provision of online platforms to help merchants leverage the power of the internet to engage with their customers.

The VIE agreements

The laws and regulations of the People’s Republic of China (the “PRC” or “China”) currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts its business in which foreign investment is restricted in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company directs the activities of the VIE through a series of contractual arrangements (the “Contractual Agreements”). The equity interests of the VIE are legally held by PRC individuals (the ‘‘Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via Hangzhou Weimi Network Technology Co., Ltd. (“Hangzhou Weimi”), one of the Company’s PRC subsidiaries, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via Hangzhou Weimi, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Exclusive Option Agreements Pursuant to the Exclusive Option Agreements entered into among the Nominee Shareholders, the VIE and Hangzhou Weimi, Nominee Shareholders irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase their equity interests in the VIE. Hangzhou Weimi has the sole discretion as to when to exercise the options, whether in part or full. The exercise price of the options to purchase all or part of the equity interests in the VIE will be all or part of the VIE’s assets at the book value of such assets, or the minimum amount of consideration permitted by the applicable PRC laws, whichever is higher. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to Hangzhou Weimi or its designated party, to the extent permitted under PRC laws. The Exclusive Option Agreements will remain in effect until all the equity interests in VIE held by Nominee Shareholders are transferred to Hangzhou Weimi or its designated party. Hangzhou Weimi may terminate the Exclusive Option Agreements at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreements.

Equity Pledge Agreement Pursuant to the Equity Pledge Agreement entered into among Hangzhou Weimi (the “Pledge Agreement”), the Nominee Shareholders and the VIE, the Nominee Shareholders pledged all of their equity interests in the VIE to Hangzhou Weimi as collateral to secure their obligations under the Contractual Agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholders’ equity interests in the VIE to Hangzhou Weimi, to the extent permitted by PRC laws. If the VIE or any of their Nominee Shareholders breach any of their respective contractual obligations under the above agreements, Hangzhou Weimi, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIE, without the prior consent of Hangzhou Weimi. The Equity Pledge Agreement will be valid until the VIE and the shareholders fulfill all the contractual obligations under the Contractual Agreements in full and the pledged equity interests have been transferred to Hangzhou Weimi and/or its designee.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

Shareholders’ Voting Rights Proxy Agreement Pursuant to the Shareholders’ Voting Rights Proxy Agreement entered into among the Nominee Shareholders, the VIE and Hangzhou Weimi (the “Proxy Agreement”), the Nominee Shareholders authorized Hangzhou Weimi or its designated party to (1) act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder and the senior management members of the VIE. The proxy remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE.

Exclusive Consulting and Services Agreement Pursuant to the Exclusive Consulting and Services Agreement (the “Consulting and Services Agreement”), Hangzhou Weimi retains exclusive right to provide to the VIE the technical support and consulting services, including but not limited to, technology development and maintenance service, marketing consulting service and administrative consulting service. Hangzhou Weimi owns the intellectual property rights developed in the performance of the agreement. In exchange for these services, Hangzhou Weimi is entitled to charge the VIE annual service fees which typically amount to what would be substantially all of the VIE’s pre-tax profits, resulting in a transfer of substantially all of the profits from the VIE to Hangzhou Weimi. The term of the agreement is 10 years, expiring on June 5, 2025, which will be automatically renewed every ten-year thereafter if Hangzhou Weimi does not provide notice of termination to the Nominee Shareholders three months prior to expiration.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiaries, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws and (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws.

The Proxy Agreement was assigned by Hangzhou Weimi to the Company. The Company and the VIE entered into a financial support undertaking letter pursuant to which, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred.

Uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, Hangzhou Weimi or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

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

The VIE and its subsidiaries contributed to 59.3%, 56.2% and 45.7% of the Group’s consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE and its subsidiaries accounted for an aggregate of 53.0% and 41.4%, respectively of the consolidated total assets, and 77.1% and 58.7%, respectively of the consolidated total liabilities.

The following tables represent the financial information for the VIE and its subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Total assets	160,437,905	213,209,549	30,029,937
Total liabilities	114,446,107	143,750,305	20,246,808

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Total revenues	77,877,339	103,631,702	131,868,973	18,573,356
Net income	15,169,180	33,595,051	23,398,906	3,295,667

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash generated from operating activities	34,365,025	25,650,939	49,705,625	7,000,891
Net cash used in investing activities	(26,828,581)	(43,513,150)	(43,637,362)	(6,146,194)
Net cash (used in)/generated from financing activities	(1,445,969)	16,710,269	3,390,438	477,533
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,090,475	(1,151,942)	9,458,701	1,332,230

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

As of December 31, 2022 and 2023, the total assets of the VIE and its subsidiaries excluding the intra-company balances and transactions within the Group were RMB125,627,773 and RMB143,954,687 (US$20,275,594), respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, property, equipment and software, net, intangible assets, right-of-use assets, deferred tax assets and other non-current assets. As of December 31, 2022 and 2023, the total liabilities of the VIE and its subsidiaries after eliminating the intra-company balances and transactions within the Group were RMB91,994,074 and RMB94,436,897 (US$13,301,160), respectively, which were consisting of amounts due to related parties, customer advances and deferred revenues, lease liabilities, merchant deposits, payable to merchants and accrued expenses and other liabilities.

For the years ended December 31, 2021, 2022 and 2023, the total revenues of the VIE and its subsidiaries were RMB55,740,613, RMB73,431,914 and RMB113,113,671 (US$15,931,727), respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

As of December 31, 2023, there are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the statutory reserves, which were RMB121,000 and RMB5,889, respectively. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other significant pledges or collateralization of the VIE’s assets.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies
(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances among the Company, its subsidiaries, the VIE and subsidiaries of the VIE have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to allowance for doubtful accounts arising from expected credit losses, economic lives and impairment of long-lived assets, commitments and contingencies, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation and incremental borrowing rates for operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency

The functional currency of the Company is the US$. The Company’s subsidiaries, the VIE and subsidiaries of the VIE determined their functional currencies based on the criteria of ASC 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.0999 on December 29, 2023, the last business day in December 2023, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

(g)	Restricted cash

Restricted cash mainly represents cash received from consumers and reserved in a bank supervised account for payments to merchants.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(h)	Investments

The Group’s short-term investments and long-term investments included in other non-current assets primarily consist of time deposits, held-to-maturity debt securities, trading securities, investments in convertible bonds, available-for-sale debt securities and equity method investments. The classification of an investment is determined based on the Group’s ability and intent to hold the investment, the nature of the investment, and the degree to which the Group may exercise influence over the investee. All highly liquid investments with original maturities of greater than three months but less than twelve months, and investments that are expected to be realized in cash during the next twelve months are classified as short-term investments, otherwise, as long-term investments included in other non-current assets.

Investments in debt securities that the Group has positive intent and ability to hold to maturity are categorized as “held to maturity”. Wealth management products with the intention to sell in the near term are classified as trading securities and measured at fair value. Any realized gains or losses on the sale of the held-to-maturity debt securities and trading securities are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the investments are recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income.

The Group has elected the fair value option for investments in convertible bonds in accordance with ASC Subtopic 825-10 (“ASC 825-10”), Recognition and Measurement of Financial Assets and Financial Liabilities. The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized and unrealized gains or losses recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income.

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

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from/to related parties, merchant deposits, payable to merchants, short-term investments, long-term debt investments included in other non-current assets and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximate to their respective fair values because of the general short maturities. The carrying amounts of time deposits and long-term held-to-maturity debt securities approximate to fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of convertible bonds that are not reported at fair value are disclosed in Note 12.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(k)	Fair value of financial instruments (Continued)

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

(l)	Revenue recognition

Revenues are principally comprised of those generated from online platform services and merchandise sales. Revenues from online platform services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of indirect taxes. Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. The Group also evaluates whether it is appropriate to report revenue as the gross amounts of goods and services sold and the related costs, or the net amounts. Payments for services or goods are generally received before deliveries.

Online marketing services

The Group entered into contractual agreements with certain merchants to provide various types of online marketing services on the Group’s online platform for which it receives service fees from the merchants. The Group matches product listings appearing in search or browser results on its online platform and charges merchants based on impressions or clicks. The Group also provides display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices.

In general, the merchants need to prepay for the service and the prepayments are accounted for as customer advances and deferred revenues. Under ASC 606, revenues are primarily recognized at a point in time when consumers view or click on the merchants’ product listings or over the period during which the advertising services are provided, depending on the type of online marketing services selected by the merchants.

Transaction services

The Group provides transaction services, including fulfillment services to merchants, and earns related fees for sales of the products completed on our platforms. The Group does not take control of the products provided by merchants at any point in time during the transactions. Revenues related to transaction services are recognized in consolidated statements of comprehensive income at a point in time when the Group’s service obligation to the merchants is determined to have been completed under each sales transaction completed. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

Merchandise sales

The Group in certain cases acquires merchandise from suppliers and sells directly to the customers. The Group acts as a principal as it obtains control of merchandise, is primarily obligated for merchandise sold to the customers, bears inventory risks and has the latitude in establishing prices. Revenues from merchandise sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance of customer acceptance are recorded as current liabilities in customer advances and deferred revenues.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(l)	Revenue recognition (Continued)

Incentives provided to the consumers

In order to promote its online platforms and attract more registered consumers who are not customers of the Group, the Group at its own discretion provides various forms of incentives. These incentives, including coupons, credits and other subsidies that are not specific to any merchants, can be used by the consumers to purchase merchandise provided on the Group’s online platforms at reduced prices or to redeem for cash from the Group.

Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, the Group further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. If the Group has determined that incentives provided to the consumers are not considered as payments to the merchant-customers, the Group records these incentives as marketing expenses.

(m)	Costs of revenues

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of the platforms and others, such as costs and expenses attributable to merchandise sales, fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services.

(n)	Advertising expenditures

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB41,456,838, RMB49,971,418 and RMB76,428,811 (US$10,764,773) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(p)	Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such amounts are recognized as “Other income, net” upon receipt and when all conditions attached to the grants are fulfilled.

(q)	Credit loss

The Group follows Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Group’s allowance for credit losses as of December 31, 2022 and 2023 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(r)	Leases

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s lease portfolio consisted entirely of operating leases as of December 31, 2021, 2022 and 2023. The Group’s leases do not contain any residual value guarantees or material restrictive covenants. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(s)	Income taxes

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expenses.

(t)	Share-based compensation

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

(u)	Employee benefit expenses

As stipulated by the regulations of mainland China, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of mainland China.

(v)	Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income, foreign currency translation difference and unrealized holding gains or losses associated with the available-for-sale debt securities and is presented in the consolidated statements of comprehensive income.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(w)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted share unites (‘‘RSUs’’) and shares issuable upon the exercise of share options using the treasury stock method, and conversion of convertible bonds using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(x)	Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Co-Chief Executive Officers as the chief operating decision-maker review operating metrics and consolidated financial statements when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As substantially all of the Group’s long-lived assets are located in the PRC, and substantially all of the Group’s revenues are derived from within the PRC, no geographical segments are presented.

(y)	Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses enabling investors to better understand an entity’s overall performance and assess potential future cash flows. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The standard will be effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

(z)	Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	Concentration of Risks
(a)	Concentration of credit risk

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties, short-term investments, and long-term debt investments included in other non-current assets. As of December 31, 2022 and 2023, a majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 17) are unsecured and derived from transactions on the Group’s online platforms to consumers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

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

(i)Business supplier risk - the purchases from Tencent and its affiliates (“Tencent Group”) accounted for over 10% of the total purchases of the Group for the years ended December 31, 2021 and 2022. Please refer to Note 17 for disclosure of the related party transactions.
(ii)Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2021, 2022 and 2023.
(iii)Economic risk - the Group’s operations could be adversely affected by significant political, economic and social changes.
(c)	Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation)/appreciation of the US$ against RMB was approximately (2.3)%, 9.2% and 1.7% for the years ended December 31, 2021, 2022 and 2023, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments and long-term debt investments, are denominated in US$. It is difficult to predict how market forces or PRC or United States government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)	Currency convertibility risk

The Group transacts most of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China (the “PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.	Short-term Investments

Classification of short-term investments as of December 31, 2022 and 2023 were shown as below:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Time deposits and held-to-maturity debt securities	113,872,353	139,740,216	19,681,997
Trading securities	6,917	17,151,086	2,415,680
Investments in convertible bonds	1,233,284	524,063	73,813
	115,112,554	157,415,365	22,171,490

The gross unrecognized holding gains or losses on the time deposits and held-to-maturity debt securities were nil as of December 31, 2022 and 2023.

The costs of trading securities were RMB6,828 and RMB15,351,531 (US$2,162,218), with net unrealized gains of RMB89 and RMB1,799,555 (US$253,462) as of December 31, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, interest income related to time deposits and held-to-maturity debt securities were RMB1,093,654, RMB2,442,413 and RMB5,750,934 (US$810,002), respectively.

The Group invested in convertible bonds issued by a third party in 2020, which is accounted for under the fair value option. As of December 31, 2022 and 2023, the fair value was RMB1,233,284 and RMB524,063 (US$73,813), respectively. Unrealized losses of RMB67,065, RMB221,640 and RMB749,967 (US$105,631) were recorded for the year ended December 31, 2021, 2022 and 2023, respectively.

5.	Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Prepayments	966,439	1,326,294	186,805
Value-added tax (“VAT”)	326,427	871,593	122,761
Interest receivables	119,564	367,001	51,691
Rental and other deposits	86,915	119,455	16,825
Others	799,034	1,528,672	215,308
	2,298,379	4,213,015	593,390

The prepayments mainly consist of advertising fees paid in advance.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.	Property, Equipment and Software, Net

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
At cost:
Computer equipment, office equipment and purchased software	3,591,861	4,149,947	584,507
Leasehold improvement	30,249	69,691	9,816
	3,622,110	4,219,638	594,323
Less: accumulated depreciation	(2,577,263)	(3,240,041)	(456,350)
	1,044,847	979,597	137,973

For the years ended December 31, 2021, 2022 and 2023, the Group recorded depreciation expenses of RMB911,964, RMB1,615,551 and RMB672,020 (US$94,652), respectively.

7.	Intangible Assets

Intangible assets consisted of the following:

	2022	2023	2023
	RMB	RMB	US$
Balance as of January 1	701,220	134,002	18,874
Amortization	(608,618)	(114,215)	(16,087)
Foreign currency translation difference	41,400	1,361	192
Balance as of December 31	134,002	21,148	2,979

In February 2018, the Company entered into a strategic cooperation framework agreement (the “Agreement”) with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company with Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. Amortization expense for intangible assets were RMB583,416, RMB608,618 and RMB114,215 (US$16,087) for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charge was recognized on the intangible assets for any of the three years in the period ended December 31, 2023.

The estimated annual amortization expense for each of the remaining fiscal years is as follows:

	Amortization
	RMB	US$
2024	3,007	424
2025	3,007	424
2026	3,007	424
2027	3,007	424
2028 and after	9,120	1,283

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.	Leases

The Group has operating leases mainly for offices and warehouses. For the years ended December 31, 2021, 2022 and 2023, operating lease costs were RMB385,377, RMB557,477 and RMB1,200,344 (US$169,065), respectively; and short-term lease costs were RMB141,507, RMB174,402 and RMB178,288 (US$25,111), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the years ended December 31, 2021, 2022 and 2023.

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized in the consolidated balance sheets was as below:

	As of December 31, 2023
	RMB	US$

2024	1,763,815	248,428
2025	1,380,948	194,502
2026	758,834	106,880
2027	418,912	59,003
2028 and after	206,396	29,070
Total undiscounted cash flows	4,528,905	637,883
Less: imputed interest	(243,097)	(34,240)
Present value of lease liabilities	4,285,808	603,643

As of December 31, 2023, the Company did not have any significant operating leases that had not yet commenced.

As of December 31, 2021, 2022 and 2023, the weighted average remaining lease term was 2.74 years, 2.87 years and 3.07 years, respectively, and the weighted average discount rate was 4.38%, 4.05% and 3.44% for the Company’s operating leases, respectively.

Other supplemental information related to leases is summarized below:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Cash payments for operating leases	388,144	534,784	1,075,598	151,495
ROU assets obtained in exchange for new operating lease liabilities	704,142	1,068,063	3,918,460	551,904

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.	Other Non-current Assets

Other non-current assets mainly include time deposits, held-to-maturity debt securities, available-for-sale debt securities, and equity method investments.

Time deposits and held-to-maturity debt securities represent the time deposits made in financial institutions and debt securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of December 31, 2022 and 2023, the carrying amounts for the investments, net of allowance for credit losses, were RMB11,040,283 and RMB28,784,997 (US$4,054,282), respectively. As of December 31, 2022 and 2023, the allowance for credit losses was RMB12,873 and RMB40,466 (US$5,700), respectively. The gross unrecognized holding gains or losses on the investments were nil as of December 31, 2022 and 2023. Interest income recorded on these time deposits and held-to-maturity debt securities in the consolidated statements of comprehensive income were RMB83,728, RMB151,299 and RMB336,789 (US$47,436) for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarizes the net carrying amount of long-term time deposits and held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$

Due in 1 year through 2 years	5,536,768	11,510,069	1,621,159
Due in 2 years through 3 years	5,503,515	17,274,928	2,433,123
	11,040,283	28,784,997	4,054,282

As of December 31, 2022 and 2023, available-for-sale debt securities include government bonds purchased from financial institutions, with maturities of greater than twelve months. The following table summarizes the details of available-for-sale debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

As of December 31, 2022
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
	Cost	Gains	Losses	Amount)
	RMB	RMB	RMB	RMB

Due in 5 years through 10 years	3,596,846	4,626	(25,998)	3,575,474

	As of December 31, 2023
				Fair Value	Fair Value
		Gross	Gross	(Net	(Net
	Amortized	Unrealized	Unrealized	Carrying	Carrying
	Cost	Gains	Losses	Amount)	Amount)
	RMB	RMB	RMB	RMB	US$

Due in 1 year through 5 years	14,140,990	43,561	—	14,184,551	1,997,852
Due in 5 years through 10 years	2,608,225	29,958	(6,357)	2,631,826	370,685
	16,749,215	73,519	(6,357)	16,816,377	2,368,537

For available-for-sale debt securities where the fair value is below the amortized cost basis of its investments, the Group does not intend to sell these debt securities and considers the decline in fair value below the amortized cost basis is not the result of a credit loss as of December 31, 2022 and 2023. Hence, no allowance for credit loss was recorded as of December 31, 2022 and 2023.

Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds to make strategic investments. As of December 31, 2022 and 2023, the carrying amount for the investments was RMB2,049,616 and RMB1,922,988 (US$270,847), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2022 and 2023. There was no impairment on these investments during the years ended December 31, 2021, 2022 and 2023.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Accrued advertising and marketing expenses	5,850,125	13,485,287	1,899,363
VAT and other tax payable	6,970,790	16,928,603	2,384,344
Payroll payable	2,364,723	3,200,108	450,726
Accounts payable	3,978,818	16,905,439	2,381,081
Others	1,796,267	4,831,962	680,567
	20,960,723	55,351,399	7,796,081

11.	Convertible Bonds
(a)	2024 Convertible Bonds

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	Convertible Bonds (Continued)
(b)	2025 Convertible Bonds

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

The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), effective from January 1, 2022, using the modified retrospective method. Under the modified retrospective approach, the Group applied the standard to all convertible bonds that are outstanding on the effective date, with the cumulative effect recognized as an adjustment to the opening balance of retained earnings and did not restate comparable periods.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	Convertible Bonds (Continued)
(c)	Accounting for Convertible Bonds (Continued)

The cumulative effects of changes made to the Group’s consolidated balance sheets on January 1, 2022 for the adoption of ASU 2020-06 were as follows:

	Balance as		Balance as of
	of December		January
	31, 2021	Adjustment	1, 2022
	RMB	RMB	RMB
Liabilities
Convertible bonds	11,788,907	2,316,324	14,105,231
Equity
Additional paid-in capital	95,340,819	(3,818,926)	91,521,893
Accumulated other comprehensive loss	(2,519,900)	136,096	(2,383,804)
Accumulated deficits	(17,706,533)	1,366,506	(16,340,027)

The adoption of ASU 2020-06 reduced interest expenses by RMB1,268,792 in 2022, and increased the basic and diluted earnings per share by RMB0.25 and RMB0.17, respectively. Those convertible bonds were anti-dilutive before adoption of ASU 2020-06.

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

On December 1, 2023, the Repurchase Date of 2025 Notes, certain holders required the Company to repurchase their notes, and US$1,261,366 in aggregate principal amount was repaid in cash. As of December 31, 2022 and 2023, the principal amount of the Notes was US$2,226,252 and US$830,205, unamortized debt discount were US$6,239 and nil, and net carrying amount of the Notes were RMB15,461,506 and RMB5,880,093 (US$828,194), respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	Convertible Bonds (Continued)
(c)	Accounting for Convertible Bonds (Continued)

For the years ended December 31, 2021, 2022 and 2023, the amount of interest cost recognized relating to the amortization of the discount on the Notes were RMB1,221,846, RMB51,655 and RMB43,987 (US$6,195), respectively. The amounts repayable within the next twelve months were classified as “Convertible bonds, current portion” in the consolidated balance sheets.

For the year ended December 31, 2023, holders of US$134,681 in aggregate principal amount of the 2024 Notes exercised their right to convert their notes into shares under the 2024 Price Condition at its initial conversion price. As a result, the Company issued 12,642,752 ordinary shares. As of December 31, 2023, the if-converted values of remaining 2024 Notes were US$313,901, which exceed their principal amount of US$91,571.

12.	Fair Value Measurement

In accordance with ASC 820, the Company measures investments in money market funds, available-for-sale debt securities, convertible bonds and certain wealth management products classified as trading securities on a recurring basis. The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB

Recurring
As of December 31, 2022:
Cash equivalents
Money market funds	7,791,628	—	—
Short-term investments:
Trading securities	6,917	—	—
Investments in convertible bonds	—	—	1,233,284
Other non-current assets:
Available-for-sale debt securities	—	3,575,474	—
	7,798,545	3,575,474	1,233,284

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2023:
Cash equivalents
Money market funds	23,593,093	—	—
Short-term investments:
Trading securities	15,664,769	1,486,317	—
Investments in convertible bonds	—	—	524,063
Other non-current assets:
Available-for-sale debt securities	—	16,816,377	—
	39,257,862	18,302,694	524,063

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	Fair Value Measurement (Continued)

Investments in convertible bonds are classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the expected credit loss model and the discounted cashflow model. Key inputs and parameters include probability of default which is the likelihood that a borrower will default on a credit obligation over a specific time horizon, loss given default which is an estimate of the loss from a transaction given that a default occurs, and discount rate which is based on yield of comparable bonds with similar credit rating applicable for the bond issuer.

Certain trading securities and available-for-sale debt securities are classified under level 2 in the fair value hierarchy, with the fair value determined primarily based on quoted prices of similar assets.

The Group values its money market funds and certain trading securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB

Balance as of January 1, 2022	1,290,901
Net unrealized fair value	(221,640)
Foreign currency translation difference	164,023
Balance as of December 31, 2022	1,233,284
Net unrealized fair value	(749,967)
Foreign currency translation difference	40,746
Balance as of December 31, 2023	524,063

As of December 31, 2022 and 2023, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of time deposits and held-to-maturity debt investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value disclosure
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2022:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	113,872,353	—
Convertible bonds, current portion	—	13,093,448	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	11,040,283	—
Convertible bonds	—	3,056,964	—
As of December 31, 2023:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	139,740,216	—
Convertible bonds, current portion	—	2,229,777	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	28,784,997	—
Convertible bonds	—	5,413,685	—

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.	Accumulated Other Comprehensive Income

		Net change in
		unrealized
		(losses)/gains on
	Foreign currency	available-for-
	translation	sale debt
	difference	securities	Total
	RMB	RMB	RMB
Balances as of January 1, 2021	(1,047,728)	—	(1,047,728)
Other comprehensive loss	(1,472,172)	—	(1,472,172)
Balances as of December 31, 2021	(2,519,900)	—	(2,519,900)
Cumulative effect of accounting change	136,096	—	136,096
Balances as of January 1, 2022	(2,383,804)	—	(2,383,804)
Other comprehensive income/(loss)	5,724,208	(18,166)	5,706,042
Balances as of December 31, 2022	3,340,404	(18,166)	3,322,238
Other comprehensive income	1,332,984	68,538	1,401,522
Balances as of December 31, 2023	4,673,388	50,372	4,723,760
Balances as of December 31, 2023 (US$)	658,233	7,095	665,328

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	Revenues

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Online marketing services and others	79,809,490	102,931,095	153,540,553	21,625,735
Transaction services	14,140,449	27,626,494	94,098,652	13,253,518
	93,949,939	130,557,589	247,639,205	34,879,253

Contract liabilities were mainly related to considerations received in advance for online platform services, for which control of the services occur at a later point in time. Balances of contract liabilities were RMB2,026,895 and RMB5,931,850 (US$835,484) as of December 31, 2022 and 2023, respectively.

During the year ended December 31, 2023, revenues of RMB1,811,993 (US$255,214) were recognized from the carrying value of contract liabilities as of December 31, 2022. During the year ended December 31, 2022, revenues of RMB1,356,566 were recognized from the carrying value of contract liabilities as of December 31, 2021.

15.	Share-Based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in 2015 (the “2015 Plan”). The 2015 Plan allows the Group to grant options to employees, directors or consultants. Under the 2015 Plan, the maximum aggregate number of shares that may be issued shall not exceed 581,972,860. The terms of the options shall not exceed twenty years from the date of grant.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Share-Based Compensation (Continued)
(a)	Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	share options	price	fair value	value	term
		US$	US$	US$	Years
Outstanding as of December 31, 2022	511,631,888	0.0065	5.2248	10,427,570	15.44
Granted	98,048,400	0.0065	24.5402
Forfeited	(11,854,180)	0.0065	5.8944
Exercised	(182,380,476)	0.0065	3.6994
Outstanding as of December 31, 2023	415,445,632	0.0065	10.4340	15,193,262	15.71
Vested and expected to vest as of December 31, 2023	415,445,632	0.0065	10.4340	15,193,262	15.71
Exercisable as of December 31, 2023	284,151,962	0.0065	4.5980	10,391,721	14.09

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was RMB1,252,115, RMB32,530,282 and RMB24,817,686 (US$3,495,498), respectively. The total fair value of vested options for the years ended December 31, 2021, 2022 and 2023 was RMB3,949,471, RMB4,770,523, and RMB3,285,026 (US$462,686), respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2021, 2022 and 2023 was US$32.0457, US$13.4311 and US$24.5402, respectively.

As of December 31, 2023, total unrecognized share-based compensation expense relating to unvested awards was RMB21,673,425 (US$3,052,638) which is expected to be recognized over a weighted-average period of 2.89 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2021	2022	2023

Risk-free interest rates	1.31%-1.69%	1.52%-4.08%	3.81%-5.13%
Expected volatility	46.28%-46.87%	46.29%-50.26%	50.31%-50.55%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$22.0375-$46.5375	$10.6625-$17.8550	$17.1475-$36.3175
Fair value of share option	$22.0310-$46.5310	$10.6560-$17.8485	$17.1425-$36.3127

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Share-Based Compensation (Continued)
(b)	RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
		average grant
	Number of RSUs	date fair value
		US$
Outstanding as of December 31, 2022	81,984,488	15.5100
Granted	36,331,044	23.3860
Vested	(26,726,376)	14.6771
Forfeited	(3,126,540)	19.3649
Outstanding as of December 31, 2023	88,462,616	18.8600

The total fair value of the RSUs vested during the years ended December 31, 2021, 2022 and 2023 was RMB675,837, RMB1,539,004, and RMB2,765,817 (US$389,557), respectively. The weighted average grant date fair value of the RSUs granted during the years ended December 31, 2021, 2022, and 2023 was US$32.4843, US$13.0177 and US$23.3860, respectively.

As of December 31, 2023, RMB6,824,175 (US$961,165) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 2.69 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)	Share-based compensation expense by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Costs of revenues	26,624	33,788	132,470	18,658
Sales and marketing expenses	1,612,219	2,158,676	2,354,097	331,568
General and administrative expenses	792,421	3,004,327	2,289,272	322,437
Research and development expenses	2,343,466	2,521,574	2,302,955	324,364
	4,774,730	7,718,365	7,078,794	997,027

16.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at the rate of 16.5% on its activities conducted in Hong Kong and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	Income Taxes (Continued)

Mainland China

The Company’s subsidiaries and VIE and its subsidiaries in mainland China are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which has been effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Shanghai Xunmeng Information Technology Co., Ltd., a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) and was eligible for a preferential tax rate of 15% from 2018 to 2023. Walnut Street (Shanghai) Information Technology Co., Ltd., a subsidiary of the Company, was recognized as HNTE and was eligible for a preferential tax rate of 15% from 2021 to 2023.

Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., a subsidiary of the Company established in April 2018, located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in Qianhai District which operate in certain encouraged industries, from 2014 to 2025.

Dividends, interests, rent or royalties payable by the Company’s mainland China subsidiaries, to non-mainland China resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-mainland Chinese resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with mainland China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s profit before income taxes consisted of:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Non-PRC	(6,330,398)	(7,902,201)	(1,495,542)	(210,643)
PRC	16,032,653	44,165,930	73,371,990	10,334,229
	9,702,255	36,263,729	71,876,448	10,123,586

The Group’s income taxes consisted of:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax	1,933,798	5,754,253	11,048,804	1,556,191
Deferred income tax (benefit)/expense	(213)	(1,028,586)	801,100	112,833
	1,933,585	4,725,667	11,849,904	1,669,024

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	Income Taxes (Continued)

Reconciliation of difference between the statutory income tax rate and the Group’s effective tax rate for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the years ended December 31,
	2021	2022	2023
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of different tax rates in different jurisdictions	15.7%	5.6%	(4.4)%
Tax effect of preferential tax rates	(14.8)%	(12.3)%	(4.2)%
Tax effect of non-deductible expenses	1.6%	0.9%	0.4%
Tax effect of non-taxable income	(1.4)%	(0.3)%	(0.0)%
Tax effect of tax rate changes on deferred taxes	0.5%	1.5%	0.2%
Tax effect of additional deduction of research and development expenses	(2.3)%	(1.2)%	(1.0)%
Change in valuation allowance	(4.4)%	(6.2)%	0.5%
Effective tax rate	19.9%	13.0%	16.5%

The significant components of the Group’s deferred tax balances were as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	1,472,388	740,304	104,270
Carryforwards of non-deductible advertising expenses and donations	79,608	346,089	48,746
Others	58,994	156,199	22,000
Less: valuation allowance	(531,313)	(860,933)	(121,260)
Total deferred tax assets	1,079,677	381,659	53,756
Total deferred tax liabilities	(47,672)	(170,750)	(24,050)

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and 2023, management recorded full valuation allowance against deferred tax assets in entities that were in a cumulative loss with no forecast profits in the foreseeable future.

As of December 31, 2022 and 2023, the Group had taxable losses of RMB5,744,189 and RMB2,244,328 (US$316,107) derived from entities in mainland China, which can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTEs in 2023 and thereafter. The mainland China taxable loss will expire from December 31, 2024 to 2032 if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.

The Group plans to indefinitely reinvest a majority of its undistributed earnings. As of December 31, 2022 and 2023, the determination of the associated withholding tax is not practicable.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	Income Taxes (Continued)

As of December 31, 2022 and 2023, the Group did not have significant unrecognized tax benefit, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards in the consolidated balance sheets. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

For the years ended December 31, 2021, 2022 and 2023, no interest expenses were accrued in relation to the unrecognized tax benefit. As of December 31, 2022 and 2023, there were no accumulated interest expenses recorded in unrecognized tax benefit.

As of December 31, 2023, the tax years ended December 31, 2018 through period ended as of the reporting dates for mainland China subsidiaries remain open to examination by the PRC tax authorities.

17.	Related Party Transactions
(a)	Related parties

Names of related parties	Relationship with the Group
Tencent Group	A shareholder of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
Shanghai Fufeitong Information Service Co., Ltd. and its affiliates (“Fufeitong Group”)	Company controlled by one of the executive officers of the Company

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Services provided to:
Fufeitong Group	—	10,765	4,272	602

Services received from:
Tencent Group	8,416,635	7,061,132	7,182,496	1,011,634
Fufeitong Group	211,414	653,972	839,985	118,309

In 2021, the Group purchased a batch of computer equipment from Tencent Group with a total amount of RMB1,833,495.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.	Related Party Transactions (Continued)
(c)	The Group had the following significant related party balances as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties:
Current:
Tencent Group*	2,763,924	3,516,220	495,250
Ningbo Hexin Equity Investment Partnership **	697,632	710,632	100,090
Fufeitong Group***	2,856,856	3,201,218	450,882
Amounts due to related parties:
Current:
Tencent Group	1,539,694	1,112,583	156,704
Fufeitong Group	136,697	126,193	17,774

*The balance primarily represents receivables due from the online payment platform operated by Tencent Group.

**The balance represents loans to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

***The balance primarily represents receivables due from the online payment platform operated by Fufeitong Group.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the following periods:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Numerator:
Net income	7,768,670	31,538,062	60,026,544	8,454,562
Net income attributable to ordinary shareholders – basic	7,768,670	31,538,062	60,026,544	8,454,562
Dilution effect arising from convertible bonds	—	51,655	43,987	6,195
Net income attributable to ordinary shareholders – diluted	7,768,670	31,589,717	60,070,531	8,460,757

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic	5,012,651	5,057,540	5,416,106	5,416,106
Adjustments for dilutive RSUs and share options	701,113	640,545	387,224	387,224
Conversion of convertible bonds to Class A ordinary shares	—	63,206	36,300	36,300
Weighted-average number of ordinary shares outstanding – diluted	5,713,764	5,761,291	5,839,630	5,839,630

Earnings per share – basic	1.55	6.24	11.08	1.56
Earnings per share – diluted	1.36	5.48	10.29	1.45

During the years ended December 31, 2021, 2022 and 2023, the Company issued 40,000,000, 220,805,720 and 212,500,000 ordinary shares to its share depositary bank, respectively. No consideration was received by the Company for the issuance. As of December 31, 2023, 480,156,676 out of the total 485,955,720 ordinary shares were used to settle share-based compensation. The remaining 5,799,044 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

The Group did not include the effect of convertible bonds in the computation of diluted earnings per share for the year ended December 31, 2021 because those convertible bonds were anti-dilutive.

19.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s mainland China subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s mainland China subsidiaries, a foreign-invested enterprise established in mainland China is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The wholly foreign-owned subsidiaries in the mainland China are treated as foreign-invested enterprises and, therefore, are subject to the above mandated restrictions on distributable profits.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	Restricted Net Assets (Continued)

Foreign exchange and other regulations in mainland China may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s mainland China subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023, restricted net assets of the Company’s mainland China subsidiaries, the VIE and subsidiaries of the VIE were RMB80,755,482 (US$11,374,172).

20.	Employee Contribution Plan

As stipulated by the regulations of mainland China, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB829,440, RMB1,131,829 and RMB1,546,308 (US$217,793) for the years ended December 31, 2021, 2022 and 2023, respectively.

21.	Commitments and Contingencies
(a)	Operating lease commitments

The Company leases offices and warehouses for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 8.

(b)	Investment commitments

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have a contractual maturity date. As of December 31, 2023, the total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB80,000 (US$11,268).

(c) Contingencies

The Group is involved in claims, proceedings, and litigation on an ongoing basis. The outcomes of legal proceedings to which the Group is a party and other contingencies are inherently unpredictable, subject to significant uncertainties, and could be material to the Group’s operating results and cash flows for a particular period. The Group evaluates, on a regular basis, developments in legal proceedings it is subject to and other contingencies that could affect the amount of liability. To the best knowledge and judgment of management to date, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made as of December 31, 2023.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis:

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	61,553	3,116	439
Others	443	70	10
Total current assets	61,996	3,186	449
Non-current assets
Intangible asset	109,847	—	—
Investments in subsidiaries, the VIE and subsidiaries of the VIE	133,085,591	193,146,679	27,204,141
Total non-current assets	133,195,438	193,146,679	27,204,141
Total assets	133,257,434	193,149,865	27,204,590

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	25,017	28,165	3,967
Convertible bonds, current portion	13,885,751	648,570	91,349
Total current liabilities	13,910,768	676,735	95,316

Convertible bonds	1,575,755	5,231,523	736,845
Total non-current liabilities	1,575,755	5,231,523	736,845
Total liabilities	15,486,523	5,908,258	832,161

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized; 5,278,348,396 and 5,503,491,148 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	170	177	25
Additional paid-in capital	99,250,468	107,293,091	15,111,916
Statutory reserves	5,000	105,982	14,927
Accumulated other comprehensive income	3,322,238	4,723,760	665,328
Retained earnings	15,193,035	75,118,597	10,580,233
Total shareholders’ equity	117,770,911	187,241,607	26,372,429
Total liabilities and shareholders’ equity	133,257,434	193,149,865	27,204,590

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	Condensed Financial Information of the Company (Continued)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Costs of revenues	(580,506)	(605,611)	(111,208)	(15,663)

Sales and marketing expenses	(27,839)	—	—	—
General and administrative expenses	(40,826)	(54,605)	(45,183)	(6,364)
Total operating expenses	(68,665)	(54,605)	(45,183)	(6,364)
Operating loss	(649,171)	(660,216)	(156,391)	(22,027)

Interest income	32,452	11,693	6,269	883
Interest expenses	(1,221,846)	(51,655)	(43,987)	(6,195)
Other income/(loss), net	27,497	(14)	107,664	15,164
Share of results from subsidiaries, the VIE and subsidiaries of the VIE	9,579,738	32,238,254	60,112,989	8,466,737
Profit before income tax	7,768,670	31,538,062	60,026,544	8,454,562
Income tax expenses	—	—	—	—
Net income	7,768,670	31,538,062	60,026,544	8,454,562

Other comprehensive (loss)/income
Foreign currency translation difference, net of tax of nil	(1,472,172)	5,860,304	1,332,984	187,746
Unrealized (losses)/gains on available-for-sale debt securities, net of tax	—	(18,166)	68,538	9,653
Total other comprehensive (loss)/income	(1,472,172)	5,842,138	1,401,522	197,399
Comprehensive income	6,296,498	37,380,200	61,428,066	8,651,961

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	82,074	(24,202)	71,615	10,087
Cash flows from investing activities:
Proceeds from sales of short-term investments	5,764,134	—	—	—
Cash received from subsidiaries, the VIE and subsidiaries of the VIE, net	—	65,707	8,816,124	1,241,725
Cash given to subsidiaries, the VIE and subsidiaries of the VIE, net	(5,855,304)	—	—	—
Net cash (used in)/generated from investing activities	(91,170)	65,707	8,816,124	1,241,725
Cash flows from financing activities:
Repurchase of convertible bonds	—	—	(8,968,817)	(1,263,231)
Others	318	10,079	8,191	1,153
Net cash generated from/(used in) financing activities	318	10,079	(8,960,626)	(1,262,078)
Exchange rate effect on cash, cash equivalents and restricted cash	4,481	7,700	14,450	2,035
(Decrease)/increase in cash, cash equivalents and restricted cash	(4,297)	59,284	(58,437)	(8,231)
Cash, cash equivalents and restricted cash at beginning of the year	6,566	2,269	61,553	8,670
Cash, cash equivalents and restricted cash at end of the year	2,269	61,553	3,116	439

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	Condensed Financial Information of the Company (Continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries, the VIE and subsidiaries of the VIE.

The parent company records its investments in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries, the VIE and subsidiaries of the VIE” and their respective income as “Share of results from subsidiaries, the VIE and subsidiaries of the VIE” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIE and subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net income/(loss) not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.