Form 20-F
period 2024-12-31
PDD Holdings Inc.
filed 2025-04-28
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,568,585,848 Class A ordinary shares, par value US$0.000005 per share, and no Class B ordinary shares were outstanding as of December 31, 2024.

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our platforms in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;
●	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“our platforms” are to the Pinduoduo platform and the Temu platform;
●	“PDD Holdings,” “we,” “us,” “our company,” “the Company,” and “our” are to PDD Holdings Inc., our Cayman Islands holding company, its direct and indirect subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE (as defined below);
●	“Pinduoduo” or “Pinduoduo platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Pinduoduo mobile app and through social networks and access points;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.000005 per share;
●	“Temu” or “Temu platform” are to our Temu mobile app and website and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Temu mobile app and website;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP.

Our reporting currency is Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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

Temu was founded in September 2022 in Boston, Massachusetts, the United States. Following its initial launch in North America in September 2022, Temu expanded to Oceania in March 2023 and Europe in April 2023 and then to other countries and regions worldwide. As of the end of 2024, Temu was serving consumers in various countries and regions, including the United States, Japan, Germany, the United Kingdom, France, Canada and Italy, which are among the world’s largest economies. Although at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu empowers merchants with value-added services that enable a broader market reach.

Both Pinduoduo and Temu enable merchants to provide product listings for buyers to conveniently browse and order on the platforms. We help merchants streamline their manufacturing and operations, leading to more competitive prices and reduced waste, and use fun, interactive shopping experiences and competitive pricing to attract, engage and retain buyers and merchants. Despite their differentiated geographical coverage, Pinduoduo and Temu have the same value propositions and operational model. Currently, both platforms primarily serve merchants in China, assisting them in reaching consumers and growing their sales.

Our revenues primarily consist of (i) transaction services and (ii) online marketing services and others provided to third-party merchants who sell their products on our platforms. For the fiscal year ended December 31, 2024, substantially all of our revenues were derived from third-party merchants in China.

Our Holding Company Structure and Contractual Arrangements with the VIE

We conduct our businesses through a number of operating entities incorporated in jurisdictions across the globe. The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE and its principal subsidiary, as of the date of this annual report:

(1)

Mr. Lei Chen and Mr. Jiazhen Zhao hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which the Company is able to (i) direct the activities of Hangzhou Aimi and its subsidiaries; (ii) receive substantially all of the economic benefits of Hangzhou Aimi and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of Hangzhou Aimi when and to the extent permitted by PRC law. As a result, the Company is considered the primary beneficiary of Hangzhou Aimi and its subsidiaries for accounting purposes and has consolidated their financial results according to U.S. GAAP.

(2)	Through intermediary holding entities.
(3)	These entities provide services to users of Pinduoduo.
(4)	These entities provide services to users of Temu.

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

The VIE structure allows foreign investors to have exposure to China-based operating companies that are subject to restrictions on direct foreign investment under Chinese law. In particular, certain PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services businesses in mainland China, such as those providing internet content-related services and online data processing and transaction processing services. Accordingly, we operate these businesses in mainland China through the VIE and its subsidiaries, and rely on contractual arrangements among Hangzhou Weimi, the VIE and its shareholders to direct the business operations of the VIE and its subsidiaries. The VIE was established in April 2015 and holds the value-added telecommunication business operation license, or the VATS License, covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. Shanghai Xunmeng was established in January 2014 and holds the VATS Licenses covering (i) internet data center services (limited to internet resources cooperation services), (ii) online data processing and transaction processing business (operating e-commerce), (iii) internet content-related services, (iv) call center business within mainland China, and (v) information services.

The VIE structure consists of a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letters, exclusive consulting and services agreement and exclusive option agreement, that have been entered into by and among Hangzhou Weimi, the VIE, the VIE’s shareholders and, as applicable, their spouses. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and we have consolidated their financial results in our consolidated financial statements. Revenues contributed by the VIE and its subsidiaries accounted for 56.2%, 45.7% and 22.5% of our total revenues for 2022, 2023 and 2024, respectively. Cash held by the VIE and its subsidiaries, as well as our mainland China subsidiaries, may not be available to fund operations or for other use outside of mainland China due to regulatory restrictions and limitations on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of the VIE and its subsidiaries, as well as our mainland China subsidiaries, to pay us or satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Hangzhou Weimi, the VIE and its shareholders.

Arrangements that enable us to direct the activities of the VIE and its subsidiaries

Shareholders’ Voting Rights Proxy Agreement. Pursuant to the amended and restated shareholders’ voting rights proxy agreement dated January 3, 2025, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, each shareholder of Hangzhou Aimi irrevocably authorized Hangzhou Weimi or any person(s) designated by Hangzhou Weimi to exercise such shareholder’s rights in Hangzhou Aimi, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in Hangzhou Aimi, the power to propose to convene an extraordinary shareholders meeting, and other shareholders’ voting rights permitted by the Articles of Association of Hangzhou Aimi. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Hangzhou Aimi.

Equity Pledge Agreement. Pursuant to the amended and restated equity pledge agreement dated January 3, 2025, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi pledged all of their equity interests in Hangzhou Aimi to Hangzhou Weimi to guarantee their and Hangzhou Aimi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hangzhou Weimi in enforcing such obligations of Hangzhou Aimi or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Hangzhou Aimi, Hangzhou Weimi, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Aimi and priority in receiving the proceeds from such disposition. The shareholders of Hangzhou Aimi agree that, without Hangzhou Weimi’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of the State Administration for Market Regulation of the PRC, or the SAMR, in accordance with the PRC Civil Code.

Spousal Consent Letters. Pursuant to each spousal consent letter, the spouse of the signing shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in Hangzhou Aimi held by such shareholder and registered in his name will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement. The spouse of the signing shareholder of the VIE agreed not to assert any rights over the equity interest in Hangzhou Aimi held by the signing shareholder. In addition, in the event that the spouse of the signing shareholder of the VIE obtains any equity interest in Hangzhou Aimi held by the signing shareholder for any reason, the spouse agreed to be bound by the contractual arrangements.

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

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreement dated January 3, 2025, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Hangzhou Aimi, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Hangzhou Aimi has granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hangzhou Aimi’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of Hangzhou Aimi undertake that, without the prior written consent of Hangzhou Weimi or us, they may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. Unless terminated by Hangzhou Weimi at its sole discretion, the exclusive option agreement will remain effective until all equity interests in Hangzhou Aimi held by the shareholders of Hangzhou Aimi and all assets of Hangzhou Aimi are transferred or assigned to Hangzhou Weimi or its designated representatives.

However, the use of these contractual arrangements involves unique risks to investors. The contractual arrangements do not, and may never, provide holders of our ADSs with direct or indirect equity ownership in the VIE and its subsidiaries. Although the contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE, our ability to direct the activities of, as well as any economic benefits that we may derive from, the VIE depend on the enforceability of the contractual arrangements that we have entered into with the VIE and its shareholders. Although King & Wood Mallesons, our PRC legal counsel, has advised us that these contractual arrangements are legal, valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations, they have also advised us that there are uncertainties regarding the interpretation and application of the current and future PRC laws and regulations over the validity of our contractual arrangements with the VIE. As of the date of this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

The PRC governmental authorities have promulgated PRC laws and regulations relating to listings outside of mainland China. Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of the date of this annual report, a special purpose vehicle incorporated outside of mainland China that (i) was formed for listing purposes through the acquisition of mainland China companies and (ii) is controlled by mainland China persons or entities must obtain the approval of the China Securities Regulatory Commission, or the CSRC, before it can list its securities on a stock exchange outside of mainland China. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we are of the view that none of us, our mainland China subsidiaries, the VIE or its subsidiaries is required under the M&A Rules to obtain any permission from the CSRC for our previous securities offerings because (a) our mainland China subsidiaries were incorporated through direct investment, rather than by the acquisition, through merger or otherwise, of the equity interests or assets of a mainland China company owned by mainland China entities or individuals that are the Company’s beneficial owners, and (b) the Company does not constitute a “special purpose vehicle” to which the relevant provisions of the M&A Rules would apply. In addition, on February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. According to the Filing Measures, an issuer that is a mainland China company, or whose main operating entities are located in mainland China, must make a filing with the CSRC in connection with any indirect initial public offering and listing conducted in jurisdictions outside of mainland China. This filing with the CSRC must be made by the issuer within three working days of the date on which the issuer submits the application documents for the offering and listing outside of mainland China. Companies that completed listings or offerings before March 31, 2023, the date on which the Filing Measures took effect, are not required to immediately complete the filing procedures. However, they are required to file with the CSRC within three business days following the completion of any follow-on offering in the same market where their securities are listed. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Listings and M&A Outside of Mainland China.” Based on the advice of King & Wood Mallesons, our PRC legal counsel, we believe that we will be required to file with the CSRC for any follow-on offering on Nasdaq within three business days following its completion, in accordance with the Filing Measures. However, as the interpretation and application of these regulations may change, we will reassess the need for CSRC approval or CSRC filing at the time of any future offering.

The PRC governmental authorities have also promulgated laws and regulations relating to cybersecurity review. The Data Security Law, the Regulations on the Protection of Critical Information Infrastructure, and the Cybersecurity Review Measures promulgated by the PRC authorities (collectively, the “Cybersecurity Laws”) impose cybersecurity review obligations on: (i) critical information infrastructure operators, as determined and notified by the applicable governing authorities, who are required to undergo cybersecurity reviews if they procure network products and services that could affect the security of their information infrastructure, network or data; (ii) network platform operators that hold the personal data of more than one million users, who must apply for a cybersecurity review before making any public offering on a stock exchange outside of the PRC; and (iii) persons identified by certain governmental authorities to be operators engaged in offering network products and services or data processing activities that affect or may affect national security, against whom the Cybersecurity Review Office may initiate cybersecurity reviews. Based on the advice of King & Wood Mallesons, our PRC legal counsel, we believe that we are currently not subject to the cybersecurity review obligations for critical information infrastructure operators and network platform operators because (i) as of the date of this annual report, we have not received any notice from any governmental authority designating us, our mainland China subsidiaries or the VIE or its subsidiaries as a critical information infrastructure operator, (ii) we completed our public offerings on the Nasdaq Global Select Market before the promulgation of the Cybersecurity Laws, and (iii) none of us, our PRC subsidiaries, the VIE or its subsidiaries has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to investors outside the PRC. However, we may nonetheless be subject to cybersecurity review obligations if the Cybersecurity Review Office decides to initiate a review against us on the grounds that we are deemed to be an operator engaged in offering network products and services or data processing activities that affect or may affect national security, though our ability to control and assess the likelihood of whether this happens is limited. As of the date of this annual report, we have not received any request from the CAC to undergo a cybersecurity review pursuant to the Cybersecurity Laws.

To the extent these requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, delays of or restrictions on the repatriation of the proceeds from our offerings into mainland China, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under PRC laws, the approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, which is headquartered in mainland China.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our historical performance may not be indicative of our future growth or financial results. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
●	If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.
●	Any harm to our brands or reputation may materially and adversely affect our business and results of operations.
●	Products sold on our platforms are delivered to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.
●	We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.
●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in the countries and regions where we have operations. These laws and regulations can be complex and stringent, and many are subject to change and evolving interpretation, which may result in claims, changes to our data and other business practices, regulatory investigations, penalties, or otherwise affect our business.

●	We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.
●	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.
●	Marketing, advertising, trade and commercial practices on our platforms may subject us to regulatory scrutiny, which may affect our business and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations through (i) our subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries, through which we conduct certain of our operations in mainland China. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries. In addition, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with the VIE and its shareholders is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate the financial statements of, derive economic interests from, or direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause our ADSs to decline in value or become worthless.
●	The rights and functions of the PDD Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the PDD Partnership may conflict with your interests.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Our Multi-jurisdictional Operations

We are subject to risks and uncertainties associated with having a business presence in multiple jurisdictions. These risks and uncertainties include, but are not limited to, the following:

●	As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are subject to risks inherent in doing business on a global scale, including, without limitation, international geopolitical tensions and events; local political, social, economic and regulatory conditions; compliance with local laws, regulations, tax regimes and policies; local and/or regional competition; limitations on global, regional and local fulfillment and technology infrastructure; funds transfer; currency exchange controls; fluctuations in currency exchange rates; and difficulties in staffing and managing global operations. Despite our global footprint, we are still in the early stages of operating on a global scale. If we fail to generate revenue globally in an effective and efficient manner, our business, financial condition and results of operations may be materially and adversely affected.

•

Our business is subject to a large number of laws across the many jurisdictions where we operate, including, without limitation, those relating to international trade, investment restrictions, product liability, employment and labor, taxation, consumer protection, marketing and advertising, online payments and money transmission, data privacy and protection, intellectual property protection, trust and safety, and supply chain compliance. These laws and regulations can be significantly different across different jurisdictions, and are continually evolving. Compliance with these laws and regulations is costly, requires significant management time and effort, and may require changes to our business practices for local adaptation. Despite our compliance efforts, we may not have fully complied in the past, and may not fully comply in the future, with all applicable laws and regulations. We may also be subject to inconsistent compliance obligations across jurisdictions. If we violate laws or regulations applicable to us, we may be subject to investigations, enforcement actions, fines, sanctions or penalties that could include civil and criminal liability, and our business, financial condition and results of operations may be materially and adversely affected. Meanwhile, if the third-party merchants or vendors whom we work with violate applicable laws and regulations, those violations could also result in liabilities for us and harm our brands, reputation and business.

●	Changes in international trade and investment policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities—particularly with regard to China—could materially and adversely impact our business and operating results.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	A significant portion of our assets and operations is located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, and rules and regulations in China may evolve quickly with little advance notice. In particular, the laws and regulations governing the internet industry in China, as well as the application and interpretation of some of them, are relatively new and quickly evolving, and they have been applied and interpreted for only a short period of time. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulatory environment in China is complex and evolving, which could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
●	The PRC government’s authority in regulating our operations, our offerings of securities and investment in us could limit our ability or prevent us from conducting future offerings of securities to investors. If we fail to comply with these regulations, policies or requirements, enforcement actions taken by the PRC government may intervene or influence our operations at any time and could result in a material change in our operations and/or cause the value of our ADSs to significantly decline or become worthless. The PRC government may exert more oversight and control over offerings conducted outside of mainland China and foreign investment in mainland China-based companies, which could significantly limit or hinder our ability to offer or continue to offer our ADSs to conduct future offerings of securities to investors and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”

●	Cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC laws and regulations related to currency conversion. Cash held by our mainland China subsidiaries and the VIE and its subsidiaries, such as the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIE, may not be available to fund operations or for other use outside of mainland China due to regulatory restrictions and limitations on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China or Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows Through Our Organization

PDD Holdings Inc. is a holding company incorporated in the Cayman Islands with no operations of its own. While we carry out our business in the rest of the world primarily through our subsidiaries, we conduct our operations in mainland China primarily through our mainland China subsidiaries, the VIE and its subsidiaries. Revenues contributed by the VIE and its subsidiaries accounted for 56.2%, 45.7% and 22.5% of our total revenues for 2022, 2023 and 2024, respectively. As a result, although other means are available for us to obtain financing at the holding company level, PDD Holdings Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend partially upon dividends paid by our mainland China subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to our Cayman Islands holding company. In addition, our mainland China subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries, the VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our mainland China subsidiaries, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a mainland China company out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB57,000.1 million, RMB80,755.5 million and RMB104,359.4 million (US$14,297.2 million) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our mainland China subsidiaries, the VIE and its subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. For risks relating to the fund flows through our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, PDD Holdings Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, (i) PDD Holdings Inc. provided loans to our subsidiaries in an aggregate principal amount of RMB21,991.6 million, RMB1,754.5 million and RMB422.9 million (US$57.9 million), respectively, (ii) our subsidiaries repaid loans to PDD Holdings Inc. in an aggregate principal amount of RMB22,057.3 million, RMB10,570.6 million and RMB474.8 million (US$65.0 million), respectively, and none of our subsidiaries paid dividends or made other distributions to PDD Holdings Inc. (iii) the VIE and its subsidiaries provided loans to our subsidiaries in an aggregate principal amount of RMB5,443.7 million, RMB206,353.0 million and RMB316,098.7 million (US$43,305.3 million), respectively, (iv) our subsidiaries repaid loans to the VIE and its subsidiaries in an aggregate principal amount of RMB16.0 million, RMB171,391.6 million and RMB313,403.4 million (US$42,936.1 million), respectively, (v) our subsidiaries provided loans to the VIE and its subsidiaries in an aggregate principal amount of RMB62,753.7 million, RMB5,193.0 million and RMB113,989.7 million (US$15,616.5 million), respectively, and (vi) the VIE and its subsidiaries repaid loans to our subsidiaries in an aggregate principal amount of RMB46,043.4 million, RMB1,802.6 million and RMB93,968.9 million (US$12,873.7 million), respectively. We have settled and will continue to settle fees under the contractual arrangements with the VIE.

As of the date of this annual report, we do not have any cash management policies that dictate how funds are transferred among PDD Holdings Inc., our subsidiaries, the VIE and its subsidiaries and investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2024
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	744,852	121,108,780	343,110,569	(71,128,104)	393,836,097
Total costs and operating expenses	(47,546)	(638,421)	(100,393,074)	(255,462,298)	71,128,104	(285,413,235)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	112,481,702	—	—	—	(112,481,702)	—
Net income	112,434,512	154,636	22,921,391	89,405,675	(112,481,702)	112,434,512

	For the Year Ended December 31, 2023
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	892,863	131,868,973	194,028,064	(79,150,695)	247,639,205
Total costs and operating expenses	(156,391)	(835,691)	(110,080,065)	(157,018,991)	79,150,695	(188,940,443)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	60,112,989	—	—	—	(60,112,989)	—
Net income	60,026,544	64,191	23,398,906	36,649,892	(60,112,989)	60,026,544

	For the Year Ended December 31, 2022
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	837,973	103,631,702	66,770,734	(40,682,820)	130,557,589
Total costs and operating expenses	(660,216)	(803,066)	(68,152,664)	(71,222,542)	40,682,820	(100,155,668)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	32,238,254	—	—	—	(32,238,254)	—
Net income/(loss)	31,538,062	47,567	33,595,051	(1,404,364)	(32,238,254)	31,538,062

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	10,242	73	120,127,393	279,848,569	—	399,986,277
Amounts due from Group companies(1)	—	279,573	39,634,568	43,276,162	(83,190,303)	—
Others	73	1,277	8,163,753	7,496,852	—	15,661,955
Total current assets	10,315	280,923	167,925,714	330,621,583	(83,190,303)	415,648,232
Non-current assets:
Other non-current assets	—	5,001	48,058,021	35,344,216	—	83,407,238
Investments in subsidiaries, the VIE and its subsidiaries(2)	318,641,783	2,000	—	1,780,617	(320,424,400)	—
Others	—	51,260	1,025,726	4,901,860	—	5,978,846
Total non-current assets	318,641,783	58,261	49,083,747	42,026,693	(320,424,400)	89,386,084
Total assets	318,652,098	339,184	217,009,461	372,648,276	(403,614,703)	505,034,316
Current liabilities:
Payable to merchants	—	—	70,935,696	20,720,251	—	91,655,947
Amounts due to Group companies(1)	—	133,980	24,697,826	141,150,718	(165,982,524)	—
Convertible bonds, current portion	5,309,597	—	—	—	—	5,309,597
Others	29,377	147,672	28,066,192	63,214,068	—	91,457,309
Total current liabilities	5,338,974	281,652	123,699,714	225,085,037	(165,982,524)	188,422,853
Non-current liabilities:
Others	—	36,813	443,132	2,818,394	—	3,298,339
Total non-current liabilities	—	36,813	443,132	2,818,394	—	3,298,339
Total liabilities	5,338,974	318,465	124,142,846	227,903,431	(165,982,524)	191,721,192

	As of December 31, 2023
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	3,116	73	104,637,936	174,554,145	—	279,195,270
Amounts due from Group companies(1)	—	1,317,391	69,254,862	63,044,270	(133,616,523)	—
Others	70	2,955	8,285,690	7,266,487	—	15,555,202
Total current assets	3,186	1,320,419	182,178,488	244,864,902	(133,616,523)	294,750,472
Non-current assets:
Other non-current assets	—	5,001	29,960,383	17,985,892	—	47,951,276
Investments in subsidiaries, the VIE and its subsidiaries(2)	193,146,679	2,000	—	1,754,436	(194,903,115)	—
Others	—	63,973	1,070,678	4,241,721	—	5,376,372
Total non-current assets	193,146,679	70,974	31,031,061	23,982,049	(194,903,115)	53,327,648
Total assets	193,149,865	1,391,393	213,209,549	268,846,951	(328,519,638)	348,078,120
Current liabilities:
Payable to merchants	—	—	65,435,469	9,561,783	—	74,997,252
Amounts due to Group companies(1)	—	1,314,958	49,313,408	164,591,871	(215,220,237)	—
Convertible bonds, current portion	648,570	—	—	—	—	648,570
Others	28,165	160,361	28,761,446	48,305,107	—	77,255,079
Total current liabilities	676,735	1,475,319	143,510,323	222,458,761	(215,220,237)	152,900,901
Non-current liabilities
Convertible bonds	5,231,523	—	—	—	—	5,231,523
Others	—	49,992	239,982	2,414,115	—	2,704,089
Total non-current liabilities	5,231,523	49,992	239,982	2,414,115	—	7,935,612
Total liabilities	5,908,258	1,525,311	143,750,305	224,872,876	(215,220,237)	160,836,513

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash (used in)/generated from operating activities(3)	(46,208)	212,793	15,819,139	105,943,568	—	121,929,292
Net cash generated from/(used in) investing activities	44,546	(925,796)	(36,090,803)	(105,414,779)	24,030,796	(118,356,036)
Net cash generated from financing activities	1,164	713,003	20,020,807	3,296,986	(24,030,796)	1,164

	For the Year Ended December 31, 2023
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	71,615	(206,025)	49,705,625	44,591,316	—	94,162,531
Net cash generated from/(used in) investing activities	8,816,124	(254,396)	(43,637,362)	(50,505,975)	30,150,331	(55,431,278)
Net cash (used in)/generated from financing activities	(8,960,626)	460,421	3,390,438	26,299,472	(30,150,331)	(8,960,626)

	For the Year Ended December 31, 2022
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash (used in)/generated from operating activities(3)	(24,202)	25,830	25,650,939	22,855,293	—	48,507,860
Net cash generated from/(used in) investing activities	65,707	(93,576)	(43,513,150)	(1,053,261)	22,232,610	(22,361,670)
Net cash generated from financing activities	10,079	66,786	16,710,269	5,455,555	(22,232,610)	10,079

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

**	Represents all of the Company’s subsidiaries other than Hangzhou Weimi.
(1)	Represents the elimination of the intercompany balances among PDD Holdings Inc., Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.
(2)	Represents the elimination of the investments in Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.
(3)	For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIE and its subsidiaries to Hangzhou Weimi, primarily for service fees, was RMB963.9 million, RMB938.2 million and RMB856.3 million (US$117.3 million), respectively.

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

The Pinduoduo platform commenced its commercial operations in 2015. The Temu platform commenced its commercial operations in 2022 and has a limited operating history. Our revenues grew from RMB130,557.6 million in 2022 to RMB247,639.2 million in 2023 and RMB393,836.1 million (US$53,955.3 million) in 2024. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or changes in general economic conditions. It is also difficult to evaluate our prospects as we operate in rapidly evolving markets. In addition, our online marketing services, from which we have generated most of our revenues since 2017, may not grow as quickly as we have anticipated. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a relatively limited operating history may encounter.

If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. For example, Duo Duo Grocery, a next-day grocery pick-up service that we started in August 2020 as an extension of the Pinduoduo platform, and Temu, a global e-commerce platform that we launched in September 2022, have each in the past demanded the commitment of substantial financial, personnel and other resources, may continue to do so over a prolonged period of time and may not attract or retain enough users or otherwise perform in accordance with our expectations.

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

Public perception that counterfeit, unauthorized, illegal, or infringing products are sold on our platforms or that we or merchants on our platforms do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brands, undermine the trust and credibility we have established and have a negative impact on our ability to attract new buyers or retain our current buyers. In particular, we have been and may continue to be subject to negative publicity based on claims and allegations related to intellectual property and consumer protection, among others. For example, the Office of the U.S. Trade Representative, or USTR, has identified the Pinduoduo platform as a “notorious market” since 2019. The USTR may continue to identify the Pinduoduo platform as a notorious market in the future. The negative public perception resulting therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

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

The e-commerce industry is intensely competitive. We compete to attract, engage and retain buyers, merchants, and other participants on our platforms. Our current or potential competitors include (i) major e-commerce operators, (ii) major traditional and brick-and-mortar retailers, (iii) retail companies focused on specific product categories, and (iv) major internet companies that do not operate e-commerce businesses now but are in the process of initiating their e-commerce businesses or may launch e-commerce businesses in the future. These current or future competitors may have longer operating histories, greater brand recognition, better supplier or merchant relationships, stronger infrastructure, larger buyer bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from merchants, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to develop their IT systems and technology. Some of these competitors may offer innovative purchase models that may turn out to be highly popular among buyers, and buyers may prefer them over our business model. In addition, new and enhanced technologies may increase the competition in the market we operate in. Increased competition may reduce our profitability, market share, user base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

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

Regulatory authorities around the world have adopted laws and regulations or are considering legislative and regulatory proposals concerning privacy and data protection, including in Asia, the U.S. and the European Union. These laws and regulations regulate the way we collect, use, store, transfer, disclose and secure data and protect the privacy of our users. Global developments in these laws may also create additional compliance obligations for us in the jurisdictions in which we operate.

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

Cybersecurity and Data Security

●	The PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past few years. In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, effective September 1, 2021. In July 2021, the state council of the PRC promulgated the Regulations on the Protection of Critical Information Infrastructure, effective September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, effective February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Under the Cybersecurity Review Measures, any network platform operator that handles the personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a stock exchange outside of the PRC. On January 1, 2025, the Regulations on Network Data Security Management came into effect, requiring network data processors to undergo a national security review if their data processing activities impact or may impact national security. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, if we are deemed to be a critical information infrastructure operator or a network platform operator under PRC law, we may become subject to PRC cybersecurity laws and regulations, such as cybersecurity review obligations discussed above.

Personal Data and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platform operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which unified a number of separate rules with respect to personal information rights and privacy protection, effective November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, in practice, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. These PRC laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the PRC regulators. The Pinduoduo platform is subject to heightened scrutiny and required to adopt stricter measures to protect and manage certain categories of data. However, some of the provisions under the Cybersecurity Review Measures remain unclear on whether they are, or will be, applicable to companies that are already listed on securities exchanges in the United States, such as us. If the Cybersecurity Review Measures mandate that issuers like us must clear cybersecurity review or obtain other regulatory approvals for their previous issuances of securities in the United States or future offerings, it is unclear whether we would be able to complete such regulatory procedures in a timely fashion, or at all. Failure to do so may subject us to government actions, investigations, fines, penalties, suspension of our operations or removal of our apps from application stores, which could have a material and adverse effect on our business and results of operations.

In other jurisdictions in Asia, there are various regulations relating to privacy, including, among others, Japan’s Act on the Protection of Personal Information, Malaysia’s Personal Data Protection Act, Philippines’ Data Privacy Act, Republic of Korea’s Personal Information Protection Act, Singapore’s Personal Data Protection Act and Thailand’s Personal Data Protection Act. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.

In the United States, rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to, correction of, and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provide a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to expand existing regulations, or propose laws similar to the CCPA, which will continue to shape the data privacy environment nationally. Aspects of certain newly enacted state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses to comply. If more stringent privacy legislation arises in the United States, it could increase our potential liability and adversely affect our business, results of operations, and financial condition.

In the European Union and the United Kingdom, we are also subject to laws and regulations regarding data privacy and protection. These include the European Union General Data Protection Regulation, known as the EU GDPR. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, known as the UK GDPR, which is substantially similar to the EU GDPR. These laws establish requirements applicable to the processing of personal data, create data protection rights for individuals and impose penalties for serious data breaches. Individuals also have a right to compensation under these laws for financial or non-financial losses. Failure to comply with the EU GDPR or the UK GDPR can result in significant monetary penalties, regulatory investigations, reputational damage, orders to cease or change our data processing activities that are subject to the EU/UK GDPR, enforcement notices, assessment notices (for a compulsory audit), or civil claims (including class actions).

Future changes to or interpretations and enforcement of the laws and regulations regarding privacy and data protection may continue to change the data protection landscape globally and could result in potentially significant operational costs for internal compliance and risk to our business. Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations.

Any actual or perceived failure by us to comply with the laws and regulations regarding privacy and data protection, or other privacy or cybersecurity obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities. Regardless of the outcome, such investigations and proceedings can have a material adverse impact on us because of legal costs, diversion of management resources, and other factors. Any adverse outcome of these matters could result in payments of substantial monetary damages or fines, reputational harm, harm to our relations with various government agencies and regulators, orders preventing us from offering certain products or services or requiring us to changes to our business practices in costly ways, and would thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Changes to the regulations on cookies and similar technologies may increase regulatory scrutiny and expose us to increased potential liability under data protection or consumer protection laws. We may incur liabilities, expenses, costs, and other operational losses under applicable laws in connection with any measures we take to comply with them.

Complying with these laws and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to incur substantial operational costs or modify our data practices and policies. There are uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. Complying with applicable laws and regulations relating to data security and personal information protection may be costly and result in additional expenses to us, and any actual or perceived failure to do so may subject us to potential liability, regulatory investigations, costly litigation or negative publicity, harm our reputation and business operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.

Under the business model of our platforms, substantially all of the products offered on our platforms are supplied by merchants, who are separately responsible for sourcing the products sold to buyers. We have been, are currently, and may in the future be subject to allegations and lawsuits claiming that products listed or sold through our platforms by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe upon third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading or deceptive information on description of products and comparable prices. Laws and regulations around the world also regulate consumer protection and unfair or deceptive trade practices. To protect against potential liabilities and ensure our compliance with the applicable laws and regulations, we have adopted strict measures, including but not limited to, proactively verifying the authenticity and authorization of products sold on our platforms through working with brands and conducting offline investigations, blocking prior to product launch, or immediately taking down any counterfeit or illegal products or misleading information found on our platforms, closing higher-risk online stores, and freezing the accounts of merchants in violation of the platform policies, but these measures may not always be successful or timely. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. These measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account we suspend or terminate, regardless of our compliance with the applicable laws and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business and reputation.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platforms or infringing, misleading or deceptive content is posted on our user interface, we could face claims or incur penalties. Counterfeit products sold on our platforms may result in significant negative publicity and damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platforms. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us in the United States or the other regions where we have operations, we might be required to pay substantial damages, prohibit the further sale of those products, or limit the activities of certain merchants on our platforms. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. The negative public perception resulting therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

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

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings to protect our rights. Additionally, while we are a platform that does not control merchants, we nevertheless frequently receive and respond to inquiries and demands related to merchants from regulators around the globe, and we expect to continue to receive more such inquiries and demands in the future. If our policies are violated by merchants, or if our policies and practices or responses to such conduct are perceived as or found to be inadequate by regulators, it could subject us to governmental inquiries, investigations, enforcement actions or potential civil or criminal liabilities, or require us to change our policies and practices in ways that could lower our revenue, increase our costs, make our platform less user-friendly, all of which could adversely impact our business.

Our controls over fraud and policy violations are essential to maintaining user trust, but they may not be sufficient to keep up with the rapidly evolving techniques used by those engaging in fraudulent activity on our platforms. The increasing sophistication of these techniques has made fraud by sellers and buyers more difficult to combat and has amplified its impact. We take action against sellers whom we believe may have violated our policies or engaged in fraud. The volume of enforcement actions against sellers has fluctuated over time and may rise again in the future. Furthermore, our actions may be insufficient, untimely, or ineffective in ensuring a positive purchasing experience for buyers or mitigating negative publicity. While we regularly update our processes for handling complaints and detecting policy violations and fraud, these processes are inherently imperfect in a dynamic marketplace. They pose risks to us, our sellers, and our buyers due to both under-enforcement and over-enforcement, potentially increasing friction on our platforms and undermining seller and buyer trust.

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

The products sold on our platforms may be defectively designed or manufactured, and offerings of defective products on our platforms may expose us to liabilities associated with consumer protection laws. Third parties who purchase defective products sold on our platforms and sustain personal injury or property damage may bring claims or legal proceedings against us, even though we are neither the seller nor the manufacturer of the products in question. We have been, and may continue to be, involved in product safety lawsuits filed by consumers on both the Pinduoduo and Temu platforms. Although we would have legal recourse against the manufacturer of such products under the applicable law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. Also, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the manufacturer, provider or retailer of the products or services purchased by the consumer. In addition, if we do not take appropriate remedial actions against merchants on our platforms for their actions that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. For example, if the operator of the Pinduoduo platform fails to provide a consumer with the real name, address and contact details of the merchant that sold the defective product on the Pinduoduo platform, the operator of the Pinduoduo platform may be liable to compensate such consumer for damages suffered by him or her. Moreover, consumer protection laws in China provide that a platform will be held liable for failing to meet any undertaking that it made to consumers with regard to products listed on it, and the Pinduoduo platform is required to report violations of applicable consumer protection laws, regulations or administrative rules by merchants on the platform to the SAMR or its local branches, and to take appropriate remedial measures, including ceasing to provide services to those merchants, as a platform. The operator of the Pinduoduo platform may also be held jointly liable with merchants on the platform who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards.

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

In the case of the Temu platform, we as the operator of the e-commerce platform and merchants that offer to sell products into the jurisdictions where we operate are subject to the consumer protection laws of such jurisdictions, including those relating to health and safety and product liability. For instance, merchants that offer to sell products into the U.S. are subject to laws and regulations enforced by the U.S. Consumer Product Safety Commission and other similar regulatory authorities at the state level. Merchants that offer to sell products into the European Union are subject to the General Product Safety Regulation in the EU. If certain products sold in a jurisdiction by merchants on our platforms are found to be in violation of the applicable consumer protection laws of such jurisdiction, such products could be subject to involuntary recalls, takedown notices, and other actions by the applicable authorities. Recalls and government or user concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Marketing, advertising, trade and commercial practices on our platforms may subject us to regulatory scrutiny, which may affect our business and results of operations.

Each jurisdiction in which we operate has its own laws and regulations governing online platforms, including those relating to marketing and advertising practices, consumer protection and unfair or deceptive trade practices. Regulators around the world are increasingly scrutinizing the use of “dark patterns,” or practices that can allegedly manipulate users’ behavior, often without their knowledge or consent, through the use of deceptive techniques. These practices are regulated by numerous laws globally, such as the GDPR, Digital Services Act, and Unfair Commercial Practices Directive in Europe and various federal and state laws in the U.S.

Companies deploying online advertising and marketing have been subject to government investigation by regulatory bodies. Given the nature of our platform and the scale of our operations, we have been subject to inquiries, investigations, or enforcement actions from regulators in various jurisdictions regarding our marketing, advertising, trade and commercial practices. We may continue to face similar investigations or enforcement actions, or claims and legal proceedings (including putative class actions) in jurisdictions where we operate concerning various aspects of our business, such as user acquisition and retention strategies, pricing and discounting practices, product listings, third-party merchant conduct, or the collection or use of consumer data. Any such proceedings, regardless of their outcome, could have an adverse effect on us because of legal costs, disruptions to our operations, diversion of management resources, negative publicity, and other factors.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to a variety of taxes and tax collection obligations in multiple jurisdictions. We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political, and other conditions. An increasing number of foreign jurisdictions are considering or have adopted laws or administrative practices that impose new tax measures relating to online services and e-commerce, including revenue-based taxes, such as digital service taxes or online sales tax. These include new obligations to withhold or collect sales, consumption, value added, or other taxes on online marketplaces and remote sellers, or other requirements that may result in liability for third party obligations.

Our results of operations and cash flows could be adversely affected by additional taxes imposed on us prospectively or retroactively or additional taxes or penalties resulting from the failure to comply with any collection obligations or failure to provide information about our merchants, suppliers, and other third parties for tax reporting purposes to various government agencies. In some cases, we also may not have sufficient notice to enable us to build systems and adopt processes to properly comply with new reporting or collection obligations by the effective date.

In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain and judgment is required in evaluating and estimating our tax expense, assets, and liabilities. We may be subject to review and audit by foreign tax authorities as well as subject to the prospective and retrospective effects of changing tax regulations, legislation and interpretations. Due to the inherent complexity and uncertainty of these matters, interpretations of certain tax laws by authorities, and judicial, administrative, and regulatory processes in these jurisdictions, the final outcome of such matters may be materially different from our expectations

If we fail to maintain and expand our relationships with merchants, our revenues and results of operations would be harmed.

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

Consumers primarily access our services through the Pinduoduo and Temu mobile apps. Our mobile apps are offered via app stores operated by third parties, such as Apple’s App Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile apps. In the past, our mobile apps were taken down from certain third-party app stores. We cannot assure you that we will not experience such incidents of a similar nature in the future. The occurrence of a similar incident may adversely affect our brands and reputation, business, financial condition and results of operations.

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

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics that we disclosed in the past but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

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

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technological talents who can adapt to a dynamic, competitive and challenging business environment. We may need to hire additional personnel with special sets of skills and experience for our new initiatives and businesses. Competition for talent is intense, and the availability of suitable and qualified candidates is limited. Competition for talent could cause us to offer higher compensation and other benefits to attract and retain suitable individuals. Even if we were to offer higher compensation and other benefits, these individuals may choose not to join or continue to work for us. Any failure to attract or retain management and key personnel could severely disrupt our business and growth.

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

We have launched a number of new initiatives in recent years. For example, in August 2020, as an extension to the Pinduoduo platform, we started Duo Duo Grocery, a next-day grocery pick-up service that allows users to order groceries and related products online and collect their orders the next day at nearby designated pickup points. In September 2022, we launched Temu, a global online platform that brings together consumers, merchants, manufacturers and brands around the world. We cannot assure you that we will be able to manage or operate these new business initiatives successfully or effectively, including by providing the requisite services to merchants, attracting and retaining capable employees and partners, or leasing suitable facilities on commercially acceptable terms. Failure to manage and operate the new initiatives could materially and adversely affect our business, financial condition and results of operations.

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

As we broaden product offerings on our platforms, we will need to work with a large number of new merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new merchants. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating and financial systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. In addition, the initiatives that we are pursuing to diversify our business operations face risks and uncertainties and may not grow successfully.

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

We provide products and services online through our platforms. The satisfactory performance, reliability and availability of our platforms are critical to our success and our ability to attract and retain buyers. Our business depends on the performance and reliability of the internet infrastructure in the countries or regions where we have operations. The reliability and availability of our platforms also depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into or renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our buyers could be adversely affected. In the case of the Pinduoduo platform, almost all access to the internet in China is maintained through state-owned telecommunications carriers under the administrative control and regulatory supervision of the MIIT. The Pinduoduo platform obtains access to end-user networks operated by such telecommunications carriers and internet service providers. We may face similar or other limitations in other countries in which we operate. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platforms. Service interruptions prevent buyers from accessing our platforms and placing orders, and frequent interruptions could frustrate buyers and discourage them from attempting to place orders, which could cause us to lose buyers and harm our operating results. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. The internet infrastructure in the countries or regions in which we operate may not support the demand associated with continued growth in internet usage. In addition, we have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected.

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

Our business generates and processes a large amount of data. We face a number of demanding expectations relating to processing data from transactions and other activities on our platforms, including:

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

To address these expectations, we have adopted security policies and measures, including encryption technology, designed to protect our proprietary data and buyer information. Maintaining complete security on our platforms and systems for the storage and transmission of confidential or private data, such as buyers’ personal information, payment-related information and transaction information, is essential to maintaining consumer confidence in our platforms and systems.

However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect our data. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities through viruses, ransomware, malicious software, break-ins, phishing attacks, third-party manipulation or security breaches, from illegally obtaining the confidential or private data we hold on our platforms. Individuals or entities that illegally obtain confidential or private data may further engage in various other illegal activities using such data. The methods used by hackers and others engaging in illegal online activities are increasingly more sophisticated and constantly evolving. In addition, all online payments for products sold on our platforms are settled through third-party payment services. Despite our efforts, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our buyers may choose to make payment for purchases.

Any negative publicity on our platforms’ data safety or privacy protection mechanisms and policies, and any claims asserted or investigations against us or fines that may be imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security of our contracted third-party payment service providers that results in data being improperly used or disclosed could also materially and adversely affect us. Significant capital, managerial and other resources, including costs incurred to deploy additional personnel, develop network protection technologies, train employees, and engage third-party experts and consultants, may be required to ensure and enhance information security or to address the issues caused by a potential security failure.

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

In April 2020, Shanghai Xunmeng, a subsidiary of the VIE, entered into a business cooperation agreement with Shanghai Fufeitong Information Service Co., Ltd., or Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. Mr. Lei Chen and Mr. Zhenwei Zheng, our executive officers, indirectly hold 80.52% of the equity interests in Shanghai Fufeitong. As such, the transaction constitutes a related party transaction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong” for more details about the transactions.

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

Our business is subject to governmental supervision and regulation by the governmental authorities. In the case of the Pinduoduo platform, these authorities include the Ministry of Commerce of the PRC, the MIIT, the National Radio and Television Administration of the PRC, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold on the Pinduoduo platform. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and related business, including entry into the industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. For instance, the Pinduoduo platform is required to hold a number of licenses and permits in connection with its business operations, including VATS Licenses and approvals for the establishment of PRC foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all material licenses and permits described above and may apply for certain additional licenses with the government authorities in the future to maintain compliances especially when we take on new business activities. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Investment” and “—Licenses, Permits and Filings.”

As of the date of this annual report, other than as disclosed elsewhere in this annual report, we have not been subject to material penalties or other material disciplinary action from the governmental authorities regarding conducting our business without proper approvals, licenses and permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors and officers have been named as defendants in several lawsuits, and we may be the target of future claims, litigation, government investigations or other proceedings, all of which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation”, “—Our business is subject to a large number of laws across many jurisdictions, many of which are evolving” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We cannot assure you that we will not receive such notice of warning or be subject to penalties or other disciplinary actions in the future. The interpretation and implementation of current and any future laws and regulations applicable to online retail and related businesses may substantially impact our business and financial condition. New laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. Interpretations of existing laws and regulations could also change, resulting in us being subject to licensing requirements that we believe we are not currently subject to. If any governmental authority considers us operating without proper approvals, licenses, filings, registrations or permits or promulgates new laws and regulations that require additional approvals, filings, registrations or licenses or impose additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, require us to discontinue the relevant part of our business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.

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

For instance, on November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, also known as Notice 78. Pursuant to Notice 78, platforms that provide livestreaming must register their information and business operations. On April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which require livestreaming platforms to adopt measures to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms. Regulatory authorities may promulgate new laws and regulations from time to time to address new issues and regulate emerging activities. The interpretation and implementation of existing laws and regulations applicable to business activities in livestreaming and e-commerce are complex and evolving. We cannot assure you that we will not be found in violation of any of the laws and regulations currently in effect due to the evolving interpretation and implementation of these laws and regulations.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In November 2020, we issued US$2 billion in aggregate principal amount of convertible senior notes due 2025 (the “2025 Notes”). The 2025 Notes do not bear regular interest. In October 2023, we offered to repurchase the 2025 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2025 Notes, and we completed the repurchase right offer relating to the 2025 Notes in December 2023. As a result, a total of US$1,261,366,000 in principal amount of the 2025 Notes was validly surrendered and repurchased. The remaining principal amount will mature on December 1, 2025. We may not have sufficient funds to fulfill our payment obligations under the 2025 Notes, including to repay the 2025 Notes upon maturity, to settle conversions of the 2025 Notes in cash, to repurchase the 2025 Notes upon a tax redemption or an optional redemption thereof or, at the holders’ election, upon a fundamental change (as defined in the 2025 Notes) or on the specified dates set forth in the 2025 Notes.

We may rely upon distributions and advances from our subsidiaries, as well as service fees paid by the VIE and its subsidiaries pursuant to our contractual arrangements with them, to meet our cash requirements, including the payment obligations under the 2025 Notes and our other obligations. Our subsidiaries and the VIE and its subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under the 2025 Notes, which in turn may constitute a default under the existing and/or future agreements governing our indebtedness.

We do not have any business insurance.

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

COVID-19 had a severe and negative impact from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. Regional conflicts have heightened geopolitical tensions across the world. Economic conditions in the jurisdictions in which we operate are sensitive to global economic conditions, as well as changes in economic and political policies and the expected or perceived overall economic growth rate in such jurisdictions. Any severe or prolonged slowdown in the global economy or the economies of the jurisdictions in which we operate may materially and adversely affect our business, results of operations and financial condition.

We and certain of our directors and officers have been named as defendants in several lawsuits, and we may be the target of future claims, litigation, government investigations or other proceedings, all of which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are regularly subject to actual and threatened claims, litigation (including putative class action lawsuits), reviews, investigations, and other proceedings, including proceedings by governments and regulatory authorities, involving a wide range of issues, including intellectual property infringement, data security and privacy, marketing and advertising practices, commercial practices, merchandise safety and consumer protection, environmental protection, advertising and marketing, labor and employment, supply chain compliance, competition and antitrust, commercial disputes, taxation, and other matters. For instance, our promotional practices and the manner in which content is presented to users on our platforms have been, and may continue to be, subject to claims, litigation, reviews, investigations, and other proceedings.

Each jurisdiction in which we operate has its own laws and regulations governing internet companies. We have been, and may continue to be, subject to inquiries, investigations, and/or enforcement actions from regulatory agencies and bodies across the jurisdictions in which we operate. We are currently defending a lawsuit filed, in June 2024, by the Attorney General of Arkansas in the United States, alleging that we violated the Arkansas Deceptive Trade Practices Act and the Arkansas Personal Information Protection Act. We dispute the allegations of wrongdoing and are defending ourselves vigorously. In October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to the alleged sale of illegal products by merchants on Temu, the design of the Temu user interface and Temu’s recommendation systems. In November 2024, the Consumer Protection Cooperation (CPC) Network and the European Commission notified us of a number of practices on the Temu platform that allegedly infringe EU consumer laws. The CPC Network directed Temu to bring those practices in line with EU consumer laws and initiated an investigation requesting Temu to provide further information. We have responded to the European Commission and the CPC Network. As of the date of this annual report, the European Commission and CPC Network investigations remain ongoing. In December 2024, Vietnamese authorities temporarily suspended the operations of several e-commerce platforms, including the Temu platform, in Vietnam, pending the completion of their e-commerce service registration with the relevant authorities. Similarly, in March 2025, Uzbekistani authorities temporarily suspended the Temu platform due to matters relating to tax compliance and local entity registration. As of the date of this annual report, our operations of the Temu platform in Vietnam and Uzbekistan have not resumed.

We are also subject to multiple investigations, inquiries, and other proceedings involving law enforcement and regulatory agencies globally, including in the U.S., France, Hungary, the Czech Republic, Poland, and South Korea, among others. These actions cover various aspects of our business operations, including privacy and data protection, merchandise safety and consumer protection, environmental protection, pricing and product information displays, marketing and advertising practices, delivery service, and seller information disclosures, among others. A number of such instances have resulted in the assessment of fines and penalties against us. In addition, inquiries from law enforcement and other regulatory agencies may lead to investigations, other forms of regulatory response, or even legal actions against us. The result of such litigation, investigations, inquiries and other proceedings could subject us to substantial monetary remedies and costs, interrupt or require us to change our business practices, divert resources and the attention of management from our business, or subject us to other structural or behavioral remedies that adversely affect our business.

In December 2023, to protect Temu’s intellectual property and defend Temu against further harm from unfair competitive practices, Temu filed a complaint in the United States District Court for the District of Columbia against SHEIN. SHEIN subsequently filed a motion to dismiss, which, as of the date of this annual report, remains pending. In August 2024, SHEIN initiated a separate lawsuit against us in the same court, asserting claims of copyright and trademark infringement, unfair competition and false advertising, among other things. We dispute the allegations and are defending ourselves vigorously in this matter. As of the date of this annual report, we have filed a motion to dismiss, which remains pending. Additionally, in 2024, several putative securities class actions were filed against us and several of our current and former officers in the United States District Court for the Eastern District of New York. In October 2024, these cases were consolidated and, in November 2024, a lead plaintiff was appointed by the court. This lead plaintiff filed an amended complaint on March 4, 2025, alleging violations of the Securities Exchange Act against PDD Holdings Inc., Lei Chen, Jing Ma, Jun Liu and Jiazhen Zhao for allegedly making false and misleading statements concerning the Company’s data security practices and compliance with the Uyghur Forced Labor Prevention Act. We dispute the allegations and are defending ourselves vigorously. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. The number and scale of these proceedings have increased, and will likely continue to increase, as our business has expanded in scope and geographic reach, and as our platforms become more complex, available to, and used by more people, and as governments and regulatory authorities seek to regulate us on a pre-emptive basis.

In addition to the matters described above, we have also been, and may continue to be, involved in legal proceedings arising from our ordinary course of business, both filed by us and against us.

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

We incurred net losses from our inception until 2020. We recorded a net income of RMB31,538.1 million, RMB60,026.5 million and RMB112,434.5 million (US$15,403.5 million) in 2022, 2023 and 2024, respectively. We cannot assure you that we will be able to maintain profitability in the future. In particular, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to maintain profitability.

We prioritize long-term growth over short-term profitability. We have historically invested, and will continue to invest, significant resources in growth initiatives, including providing support to merchants and developing our platform ecosystem. The resources required for these initiatives will grow commensurately with our expanding geographic footprint. In recent years, we have announced initiatives with commitments of billions of dollars to strengthen and scale our platform ecosystem globally. These initiatives may not result in increased revenue or growth in our business and could adversely affect our profitability. Moreover, any reduction in the support offered under these initiatives could adversely affect our relationships with our merchants and demand for our products and services.

In addition to managing the foregoing costs and expenses, our ability to maintain profitability depends on our ability to, among other things, attract and retain buyers and increase buyer activities, establish and maintain relationships with merchants, provide valuable online platform services, broaden service offerings, and optimize our cost structure. However, we may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 35.4% from RMB82,188.9 million in 2023 to RMB111,300.5 million (US$15,248.1 million) in 2024, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. Similarly, our research and development expenses increased from RMB10,952.4 million in 2023 to RMB12,659.4 million (US$1,734.3 million) in 2024. If we incur substantial sales and marketing expenses without being able to achieve the anticipated growth in the number of buyers and merchants on our platforms or their spending, our operating results may be materially and adversely affected. Moreover, if our investment in our research and development does not result in improvements to the quality or efficiency of our services or otherwise fails to generate returns as expected, our operating results may also be materially and adversely affected. As a result, we may experience decreasing operating margin, and may incur net losses in the future.

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

In China, foreign ownership of certain parts of our businesses, including value-added telecommunications services (“VATS”), is subject to restrictions under current PRC laws and regulations. In particular, foreign investors are prohibited from owning more than 50% of the equity interests in any company that provides value-added telecommunications services, which are broadly defined to mean any telecommunications and information services provided through the use of public network infrastructure, including internet-content related services and information services. Certain types of value-added telecommunications services are exempted from this foreign ownership restriction, including services related to e-commerce, domestic multi-party communications, storage and forwarding, and call centers.

Certain aspects of our operations in mainland China involve value-added telecommunications services subject to the foreign ownership restrictions described above, such as internet content-related services and information services. Therefore, PDD Holdings Inc. a Cayman Islands holding company, and certain of its PRC subsidiaries which are considered PRC foreign-invested enterprises under PRC laws, are not eligible to provide all of the value-added telecommunications services required for our operations. As a result, we conduct our operations in mainland China through (i) our mainland China subsidiaries, (ii) the VIE, in which PDD Holdings Inc. does not have any equity interest but with which we maintain contractual arrangements, and (iii) the subsidiaries of the VIE. In particular, we currently conduct the business activities of the Pinduoduo platform through Shanghai Xunmeng, a subsidiary of the VIE, which holds the VATS Licenses for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) call center business within mainland China, (iv) information services and (v) internet data center services (limited to internet resources cooperation services). Shanghai Xunmeng is wholly owned by the VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. We, through Hangzhou Weimi, entered into a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letters, exclusive consulting and services agreement and exclusive option agreement, with Hangzhou Aimi, its shareholders and, as applicable, their spouses, which enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. The VIE and its subsidiaries contributed 22.5% of our revenues in 2024. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

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

The VIE and its subsidiaries contributed 56.2%, 45.7% and 22.5% of our consolidated total revenues in 2022, 2023 and 2024, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business in the PRC. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

All of the arrangements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There are uncertainties under PRC laws and regulations regarding the validity of the whole or any part of our contractual arrangements with the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulatory environment in China is complex and evolving, which could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE and its subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Lei Chen and Mr. Jiazhen Zhao hold 86.6% and 13.4% equity interests in the VIE, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which we are able to (i) direct the activities of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. We are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. These shareholders of the VIE may have potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure.” These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the activities of the VIE and its subsidiaries and receive economic benefits from it. For example, the shareholders may be able to cause our arrangements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We began our business operations in multiple jurisdictions through the launch of the Temu platform in September 2022. As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are subject to a variety of risks inherent in doing business on a global scale, including:

●	international geopolitical tensions and events;
●	the political, social and economic conditions of each jurisdiction where we operate;
●	compliance challenges due to the different laws and regulatory environments of the jurisdictions where we operate, including, but not limited to those related to trade protection (including import and export control, custom duties and tariffs), data privacy and protection, network security, consumer protection, product liability, online payments and money transmission, funds transfer, currency exchange controls, marketing and advertising, intellectual property protection, employment and labor, trust and safety, supply chain compliance, and competition;

●	compliance challenges under different tax regimes and policies in jurisdictions where we operate;
●	compliance challenges arising from conflicts in the laws, rules, regulations, policies and orders of different jurisdictions;
●	potential damage to our brands and reputation due to compliance with local laws, including requirements to censor content and/or requirements to provide user information to local authorities;
●	local and/or regional competition;
●	fluctuations in currency exchange rates;
●	difficulties in staffing and managing global operations;
●	limitations on global, regional and local fulfillment and technology infrastructure; and
●	higher costs of doing business globally.

As we expand further into new and existing countries, regions and markets, these risks could intensify, and efforts we make to expand our business and operations globally may not be successful. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations. These risks may differ from those associated with doing business in the PRC. For a detailed discussion of the risks related to operations in the PRC, both generally and specifically, please refer to the risk factors set out under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Changes in international trade and investment policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities—particularly with regard to China—could materially and adversely impact our business and operating results.

There have been heightened tensions in international relations in recent years, particularly with regard to China, which has resulted in and may continue to cause changes in international trade policies and additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it difficult to predict future developments regarding tariffs and other trade restrictions.

Recent developments in international trade relations have led to increased tariffs on multiple product categories across several of our operating markets. Notably, in April 2025, the U.S. government adopted a two-tier tariff structure: a universal 10% baseline tariff on all imports to the U.S. and individualized reciprocal higher tariffs on imports from certain countries and regions, including China, the European Union and Japan. On April 10, 2025, the U.S. government suspended reciprocal tariffs for all countries and regions, except China, for a period of 90 days. In April 2025, China and the European Union also announced higher tariff rates on U.S. goods entering their borders. As our business model involves cross-border trade, these tariff measures may increase import costs for goods sold through our platforms. Such cost increases are expected to result in reduced sales volumes or higher consumer prices on our platforms, which could adversely affect our competitiveness, business, financial condition or operating results. Global trade tensions have intensified and may escalate even further, which may affect global trade and economic conditions. It is possible that additional trade policy measures including new tariffs, import/export restrictions, or technology controls may be implemented. Any such developments could create additional challenges for e-commerce platforms like ours.

The exemption under Section 321 of the Tariff Act of 1930 exempts packages shipped to the United States under a specified de minimis monetary threshold from import duties and certain U.S. customs procedures as long as the prescribed requirements are met. Effective May 2, 2025, this exemption will no longer apply for imports from China and Hong Kong, and there have been proposals to eliminate the de minimis exemption for imports from other territories as well. Governments in other jurisdictions are also considering proposals to amend laws and regulations relating to customs that, if adopted, would lower duty-free thresholds or make importing goods into those jurisdictions more costly or complicated. For example, the European Commission has announced plans to impose new fees on online purchases imported directly to consumers. These policy changes introduce significant adverse impact and uncertainty for operators of e-commerce platforms like ours. The elimination of the duty-free thresholds will subject merchants operating on our platform who relied on such thresholds or similar exemptions to a significantly higher level of customs duties and taxes. Moreover, additional informational or other procedural requirements imposed by the customs authorities of the markets in which we operate may further delay shipments and increase costs. These changes may lead to higher prices for consumers, reduced order volumes and decreased merchant participation on our platform, any of which could materially and adversely affect our business, financial condition, and results of operations.

Tense international relations have led to legal challenges in cross-border trade, such as issues relating to data arrangements and transfers in cross-border transactions, trade restriction or import/export control, and restrictions on public sector procurement. The increased regulatory and public attention worldwide towards international platforms reflect growing policy interest in strategic digital oversight, supply chain resilience and the governance of cross-border commerce. For example, cross-border data transfers has been a subject of ongoing scrutiny. The Privacy Shield between the U.S. and EU, which previously allowed companies to transfer personal data from the EU to the U.S. while complying with EU data protection requirements, was invalidated by the European Court of Justice, citing inadequate protection against U.S. surveillance laws. This has led to a period of uncertainty and transitional mechanisms like Standard Contractual Clauses, but questions remain regarding compliance, enforcement and the future of cross-border data flows. Import/export restrictions have also tightened, several governments maintain import or export control lists to restrict identified foreign persons, businesses, or organizations from selling or receiving certain goods. For example, the U.S. Department of Commerce’s Bureau of Industry and Security maintains a series of export control lists, most notably the Entity List, which restricts certain foreign persons from receiving U.S. origin goods. The Uyghur Forced Labor Prevention Act, or the UFLPA, creates a rebuttable prohibition that goods mined, produced, or manufactured in a certain region of China, or by entities listed on the UFLPA Entity List, are prohibited from importation into the U.S. In Europe, the European Commission has intensified its oversight of international platforms designated as “Very Large Online Platforms” under the Digital Services Act, including the identification and removal of non-compliant products and the traceability of third-party traders. We have received related inquiries from various stakeholders, such as congressional committees, state attorneys general and regulatory bodies. In June 2023, a select committee of the U.S. House of Representatives issued interim findings regarding practices of certain e-commerce platforms, including Temu, in relation to the UFLPA. In October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to, among other things, the alleged sale of illegal products by merchants on Temu. Additionally, media reports have indicated that the U.S. government is considering adding e-commerce platforms, including Temu, to the UFLPA Entity List. We cannot predict the outcomes of these inquiries, discussions, plans or proceedings. Any further action could adversely affect our business. Furthermore, other businesses or individuals may choose not to use our products or services due to legal or policy concerns.

In addition, laws and regulations may restrict our ability to conduct business with government entities or customers affiliated with governmental agencies. For instance, certain U.S. states have prohibited the use of specific applications, including Temu, on government-issued devices. We cannot guarantee that these restrictions will not expand, or that other authorities will not adopt similar measures, which could limit our ability to engage with a broader range of clients and partners. Beyond operational consequences, negative public perceptions arising from government actions could damage our reputation, harm our business, weaken our brand, and negatively impact the trading price of our ADSs. Any actual or perceived failure on our part to comply with the above laws or related obligations may result in substantial fines, penalties, regulatory investigations, lawsuits, significant remediation costs, reputational harm, or other liabilities.

More generally, any unfavorable future actions or escalations by countries which we operate in, such as the imposition of tariffs, quotas, embargoes, safeguards, customs restrictions, capital controls and other restrictions, may affect the demand for our products and services, impact the competitive position of our services, increase our and merchants’ costs, prevent merchants on our Temu platform from being able to sell products overseas or cause delays in the shipment and delivery of products to our buyers, any of which could affect our business and financial condition. In response to any such future actions or escalations, we may have to change our business model and practices, and there is no guarantee that we may be able to do so successfully in a timely manner or at all. Any failure to do so may materially and adversely affect our business, financial condition and results of operations, and could lead to the temporary suspension of our operations in certain jurisdictions. The adoption of new business models or practices may limit our ability to attract new merchants and consumers or maintain relationships with existing ones; cause us to incur unanticipated or significant costs, expose us to additional liabilities and other risks, require substantial changes in our operations and compliance regime, impair our business growth, directly reduce revenue or adversely affect our profitability. Any of these factors could materially and adversely affect our business prospects, financial condition, reputation, and the trading price of our listed securities.

In addition, geopolitical tensions may intensify, and certain jurisdictions may adopt drastic measures in the future that impact our global business operations. Recent legislative activities and regulatory developments by major economies concerning economic and trade sanctions affecting a number of technology companies have raised concerns about potential future regulatory challenges or restrictions for similar companies. The potential introduction of additional or expanded restrictions by relevant jurisdictions could materially and adversely affect our business operations. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the “Outbound Rule. The Outbound Rule, which came into effect on January 2, 2025, imposes investment prohibition and notification requirements for certain types of outbound investments made by U.S. persons in certain entities associated with a country of concern (currently, the only country of concern is China) who are involved in specified activities in certain sensitive sectors, collectively defined as “Covered Foreign Persons.” The Outbound Rule identifies three sensitive sectors: semiconductors and microelectronics, quantum information technologies and artificial intelligence. If we were to be deemed a “Covered Foreign Person” under the Outbound Rule, our ability to raise capital would be significantly and negatively affected. Additionally, the trading price of our shares and/or the ADSs may be materially and adversely affected, and the value of our securities may decline significantly. There have been discussions about potential expansions to the scope of the Outbound Rule, which may further impact our business.

Furthermore, there have been recent reports about the possibility of delisting China-associated companies from U.S. stock exchanges as part of broader trade tensions. These developments create uncertainty regarding our ability to maintain our Nasdaq listing. Any governmental actions or policies that adversely affect economic activity, including the adoption or expansion of restrictions or bans on access to apps and other platforms, cross-border data transfers, trade, investment, stock listings or capital flows, may adversely impact our business, operational results and financial position.

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

These laws and regulations can be significantly different across different jurisdictions and are continually evolving. Compliance with these laws and regulations is costly, requires significant management time and effort and may require changes to our business practices for local adaptation. Additionally, it is not always clear how these laws and regulations apply to e-commerce platforms as many of them, when enacted, did not address the unique issues that arise in the context of e-commerce platforms. In some jurisdictions, the authorities may seek to impose domestic laws and regulations on our global operations extraterritorially. We may also be subject to inconsistent compliance obligations across jurisdictions. New platform liability laws, potential amendments to existing laws, and ongoing regulatory and judicial interpretation of platform liability laws may impose costs, burdens and uncertainty on us and the merchants on our platforms. Our business may face additional costs and uncertainty due to new and evolving legislation impacting intermediary liability, as well as their ongoing interpretation by regulators and courts. This is in addition to the increased obligations on traders (sellers), particularly those who are manufacturers, which may further impact our costs and responsibilities when ensuring and verifying compliance on our marketplace.

The applicability of the Platform-to-Business Regulation in the EU, the Online Safety Act in the UK, and other upcoming regulations affecting online intermediaries may impose additional obligations, such as increased platform transparency, while also further limiting the scope of intermediary defenses. In combination with obligations under the General Product Safety Regulation (in both the EU and UK), the updated EU Product Liability Directive, the proposed UK Product Regulation and Metrology Bill and newer regulations for specific products, such as those related to toy safety and lithium-ion battery use in the UK, may increase our responsibilities and obligations as an intermediary in the European Union and the United Kingdom. Ongoing discussions on EU customs reforms may further impact our business by altering intermediary responsibilities or revising import threshold requirements. In addition, there have been various U.S. Congressional and U.S. state efforts to require platforms to vet and police sellers or proactively screen content, to regulate content moderation, or to restrict the scope of the intermediary liability protections available to online platforms for third-party user content, such as the proposed SHOP SAFE Act. The scope of platform liability may also be affected by judicial rulings as issues of platform liability are litigated in the courts.

Additionally, regulations such as the GDPR and the European Accessibility Act continue to apply directly to our operations, requiring sustained compliance efforts. Our classification as a Very Large Online Platform under the EU Digital Services Act, as well as our categorization under the EU Digital Markets Act and UK Digital Markets, Competition and Consumers Act 2024, could add to our obligations and existing compliance requirements, such as those under the Treaty on the Functioning of the European Union. While regulations addressing sustainability and product standards, including the Cyber Resilience Act, the EU Deforestation Regulation and various rules on waste management and eco-design are primarily applicable to manufacturers and traders (sellers), such regulations may also create additional obligations for us in terms of compliance verification when acting as an intermediary. To comply with new platform liability laws, we could incur significant costs implementing any required changes, investigating and defending claims and, if we are found liable for any violations of such laws, significant damages. In addition, if legislation or regulatory inquiries, even if focused on other entities, require us to expend significant resources in response or result in the imposition of new obligations, our business and results of operations could be adversely affected.

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

The EU Digital Services Act, or the DSA, came into force in November 2022 and became fully applicable in February 2024. In May 2024, the European Commission designated the Temu platform as a Very Large Online Platform under the Digital Services Act. The Digital Services Act introduces heightened regulatory obligations for Very Large Online Platforms, including requirements to assess and mitigate systemic risks arising from their services, such as the listing and sale of counterfeit goods, unsafe or illegal products, and items that infringe intellectual property rights. Compliance with these obligations may increase our operational costs. Subsequently, in October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to the alleged sale of illegal products by merchants on Temu, the design of the Temu user interface and Temu’s recommendation systems. We have responded to the European Commission. As of the date of this annual report, this investigation remains ongoing.

Certain jurisdictions also require local registration for specific activities, which could lead to additional costs or operational impacts. In December 2024, Vietnamese authorities temporarily suspended the operations of several e-commerce platforms, including the Temu platform, in Vietnam, pending the completion of their e-commerce service registration with the relevant authorities. Similarly, in March 2025, Uzbekistani authorities temporarily suspended the Temu platform in Uzbekistan due to matters relating to tax compliance and local entity registration. As of the date of this annual report, our operations of the Temu platform in Vietnam and Uzbekistan have not resumed.

We may have to change our business practices, often within stringent or relatively short timeframes, in response to changes in laws and policies. We may be unable to modify our business practices, in a timely manner, or at all, to adequately address these changes. This may materially and adversely affect our business, financial condition and results of operations, and could lead to temporary suspension of operations in certain jurisdictions. Even if we successfully adapt our practices in response to changes, the required operational changes may prove unfavorable to our business. For example, such changes may limit our ability to attract new merchants and consumers or maintain relationships with existing ones, cause us to incur unanticipated or significant costs, expose us to additional liabilities and other risks, require substantial changes in our operations and compliance regime, impair our business growth, directly reduce revenue or adversely affect our profitability. We may also incur significant additional compliance costs. Any of these factors could materially and adversely affect our business, prospects, financial condition, reputation and the trading price of our listed securities.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering, follow-on offerings or convertible senior notes offerings into Renminbi for our operations in the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, payments when due on the 2025 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, certain of our businesses are denominated in local currencies. Fluctuations in the exchange rates of these currencies against our reporting currency Renminbi may have a material adverse effect on our financial condition and results of operations.

We generally do not use hedging to reduce our exposure to exchange rate fluctuations. As of December 31, 2024, we had not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into other currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2010. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 3.0%, 5.2% and 5.0% in 2022, 2023 and 2024, respectively. There have also been concerns about geopolitical conditions in certain regions or around the world, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China may have a material effect on the overall economic growth of China, which could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention. Since PRC administrative and judicial authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

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

The landscape of PRC laws, regulations and policies relating to the internet industry is complex and developing. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations. Existing laws, regulations and policies are relatively new and have been applied and interpreted for only a short period of time. New laws, regulations or policies may also be adopted in the future or evolve quickly with little advance notice. Determining the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including the Pinduoduo platform, is therefore a complex and evolving process. We cannot assure you that the Pinduoduo platform has obtained all the permits or licenses required for conducting its business or will be able to maintain its existing licenses or obtain new ones. If the PRC government determines that the Pinduoduo platform was operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on any part of the operations of the Pinduoduo platform, the PRC government has the power to, among other things, levy fines, confiscate income, revoke business licenses, and require the Pinduoduo platform to discontinue the relevant part of its business or impose restrictions on the affected portion of the Pinduoduo platform. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.

Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, the enforcement actions taken by the PRC government may intervene or influence our operations at any time and it could result in a material adverse change in our operations and the value of our ADSs. In addition, the PRC government has indicated an intent to exert more oversight and control over offerings conducted outside of mainland China and foreign investment in mainland China-based companies. Any such actions could significantly limit or completely hinder our ability to offer or continue to offer our ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business and the value of our ADSs.

Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Each of Shanghai Xunmeng and Walnut Shanghai has been recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2026. Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., one of our PRC subsidiaries in Qianhai District, Shenzhen, Guangdong Province, is also eligible for a preferential corporate income tax rate of 15% until 2025. These preferential corporate income tax treatments are subject to the discretion of the governmental authorities. The discontinuation of any preferential tax treatments or the imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

In September 2024, the National Development and Reform Commission of the PRC, or the NDRC, and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, a mainland China company that is engaged in business prohibited by the 2024 Negative List must obtain approval from the competent governmental authorities to seek an offering and listing of securities outside of mainland China. In addition, the foreign investors of such mainland China company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the regulations on mainland China securities investments by foreign investors, which regulations are set out in more detail under “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Investment.”

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in China that have listed their securities in the United States. The trading performances of these other companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward similar companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these other companies may also negatively affect the attitudes of investors towards companies with business operations in China in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our brands, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	convertible arbitrage strategy employed by certain investors in the convertible notes offered in the 2025 Notes, including related short selling of our ADS; and
●	potential litigation or regulatory investigations.

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

Conversion of the 2025 Notes may dilute the ownership interest of the existing shareholders, including holders who had previously converted their 2025 Notes.

The conversion of some or all of the 2025 Notes, will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs, if any, issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the 2025 Notes may encourage short selling by market participants because the conversion of the 2025 Notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the 2025 Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We will be a PFIC, if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2024.

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

Under PRC laws and regulations, our mainland China subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our mainland China subsidiaries to make such distributions to us is subject to various PRC laws and regulations, including the requirement to maintain certain statutory reserves, as well as potential restrictions on currency exchange imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Dividend Distributions.”

As a result of our direct ownership in Hangzhou Weimi and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIE and its subsidiaries for accounting purposes. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

In September 2022, we offered to repurchase the 2024 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2024 Notes, and we completed the repurchase right offer relating to the 2024 Notes in October 2022. US$1,000 aggregate principal amount of the 2024 Notes were validly surrendered and repurchased. The remaining principal amount matured on October 1, 2024.

In February 2023, we renamed our company “PDD Holdings Inc.”

In October 2023, we offered to repurchase the 2025 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2025 Notes, and we completed the repurchase right offer relating to the 2025 Notes in December 2023. As a result, a total of US$1,261,366,000 in principal amount of the 2025 Notes was validly surrendered and repurchased.

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

Our customers are third-party merchants who sell their products on our platforms. Our revenues primarily consist of (i) transaction services and (ii) online marketing services and others.

For transaction services, we earn fees from merchants for sales of their products completed on our platforms.

For online marketing services and others, we earn service fees from merchants for various types of online marketing services. These include matching product listings appearing in search or browsing results on our platforms, charging merchants based on impressions or clicks, and providing display marketing services where merchants place advertisements on our platforms primarily at fixed prices.

Our revenues grew from RMB130,557.6 million in 2022 to RMB247,639.2 million in 2023 and further to RMB393,836.1 million (US$53,955.3 million) in 2024. We generated net income of RMB31,538.1 million, RMB60,026.5 million and RMB112,434.5 million (US$15,403.5 million) in 2022, 2023 and 2024, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Key Line Items and Specific Factors Affecting Our Results of Operations—Revenues” for a breakdown of our total revenues by category of activity for each of the last three financial years.

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

The Temu Platform

Temu was founded in September 2022 in Boston, Massachusetts, the United States. Following its initial launch in North America in September 2022, Temu expanded to Oceania in March 2023 and Europe in April 2023 and then to other countries and regions worldwide. As of the end of 2024, Temu was serving consumers in various countries and regions, including the United States, Japan, Germany, the United Kingdom, France, Canada and Italy, which are among the world’s largest economies. Although at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu brings together buyers, merchants, manufacturers and brands from around the world, offering a growing selection of merchandise in product categories such as apparel, electronic appliances, household goods, sports and fitness, tools and home improvement, and pet supplies.

Temu empowers merchants with value-added services that enable a broader market reach. Merchants provide product listings that buyers can browse and order on the Temu mobile app or website. Temu enables merchants to streamline their manufacturing and commercial operations, leading to lower prices and reduced waste.

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

We screen and verify the product listings posted by merchants. After merchants post product information on our platforms, we leverage artificial intelligence-based screening system to identify potential issues and subject questionable merchandise to further review and verification. After products are listed, we continue to monitor and conduct semantic analysis on buyer reviews, the results of which are used to evaluate the associated merchant’s compliance with our policies. If a merchant is found to have violated our policies, the merchant is required to compensate the buyers in accordance with that merchant’s service agreement. A merchant’s record of compliance may affect its sales volume.

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

Data Security and Protection

Our comprehensive security systems are supported by network situational awareness and risk management systems designed to protect individual end users and ensure the security of the data and services of our platforms. Our back-end security systems are designed to be capable of withstanding a large number of cybersecurity attacks at any given time and designed to enable us to safeguard our platforms and protect the privacy of our buyers and merchants.

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

Technology

Our operations and growth are supported by our proprietary technology. Our technology team has created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2024, we had a technology team of more than 8,900 engineers. Many of our engineers have post-graduate degrees and prior working experience in leading technology companies. We continue to invest decisively in areas such as agri-tech, supply chain technology, and our core R&D capabilities.

Competition

The e-commerce industry in which we compete is intensely competitive, and our platforms compete on a global scale with industry players such as (i) major e-commerce operators, (ii) major traditional and brick-and-mortar retailers, (iii) retail companies focused on specific product categories, and (iv) major internet companies that do not operate e-commerce businesses now but are in the process of initiating their e-commerce businesses or may launch e-commerce businesses in the future.

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

Intellectual Property

As of December 31, 2024, we had 187 registered computer software copyrights relating to various aspects of our operations. As of the same date, we had approximately 2,667 trademark registrations and 1,019 trademark applications in China, the United States and other jurisdictions. Our registered domain names include www.pddholdings.com, www.pinduoduo.com and www.temu.com, among others.

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

Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other foreign entities in China. As a general principle, under the PRC Foreign Investment Law, foreign investment is accorded pre-entry national treatment, which means that the treatment given to foreign investors and their investments must not be less favorable than those given to PRC investors and their investments, except if a foreign investment falls under a negative list, such as the 2024 Negative List.

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

The 2024 Negative List and the 2022 Encouraged Industries Catalog

The industries in which foreign investors and PRC foreign-invested enterprises may make investments in the PRC are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition), or the 2022 Encouraged Industries Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List. These lists were promulgated, and are amended from time to time, by the Ministry of Commerce and the NDRC.

The 2024 Negative List limits the industries in which foreign investors may invest. It sets out a list of “restricted” and “prohibited” industries. Foreign investors may only invest in restricted industries if they satisfy certain conditions, including government approval. Foreign investors may not invest in prohibited industries. By contrast, the 2022 Encouraged Industries Catalog includes a list of “encouraged” industries in which foreign investors are incentivized to invest. Foreign investment in industries that are not listed in the 2024 Negative List or the 2022 Encouraged Industries Catalog is generally permitted, unless specifically restricted by other PRC laws.

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

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, particularly the internet services sector. The State Council, the MIIT, the Ministry of Commerce, the SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other government authorities have promulgated an extensive regulatory scheme governing telecommunications, online sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, online sales and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of the applicable laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

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

Internet Drug Information Service Filing

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

On January 15, 2025, the National Medical Products Administration issued the Notice on Promoting and Implementing the Experience of Relevant Reform Pilots. Pursuant to this notice, on January 20, 2025, internet drug information services transitioned from an approval-based management system to a record-filing system. Entities that had previously obtained an Internet Drug Information Service Qualification Certificate may continue providing internet drug information services by completing the record-filing procedures after their certificate expires.

Shanghai Xunmeng holds an Internet Drug Information Service Qualification Certificate issued by the Shanghai Municipal Food and Drug Administration for the provision of internet medical information services, and this license will expire in 2029.

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

On December 18, 2024, the SAMR issued the Interim Measures for Law Enforcement Assistance in Online Transactions, which took effect on January 20, 2025. These measures outline the responsibilities of online platform operators in assisting regulatory authorities with law enforcement activities, such as providing information about merchants on their platforms and related transaction data, verifying and confirming matters under investigation and reporting the results. Online platform operators who refuse or hinder regulatory enforcement may be required to rectify the situation and may face fines ranging from RMB5,000 to RMB30,000.

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

In addition to the Personal Information Protection Law, the PRC authorities have enacted a number of other laws and regulations on internet use to protect personal information and data privacy. On March 12, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly released the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effective May 1, 2021. These rules introduce a number of other obligations for persons that process certain types of personal information. For example, mobile internet application operators may not prevent users from using the basic functions and services of their mobile apps solely because such users do not agree to provide their non-essential personal information. The Regulations on the Management of Network Data Security, which took effect on January 1, 2025, set out requirements for how network data processors should handle personal information. On February 12, 2025, the CAC issued the Measures for the Management of Compliance Audits on Personal Information Protection, which will take effect on May 1, 2025. Under these measures, personal information processors handling the personal information of more than 10 million individuals must conduct a compliance audit on personal information protection at least once every two years. The measures also specify other circumstances under which the competent authorities for personal information protection may require personal information handlers to conduct such compliance audits.

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

Besides the Cybersecurity Law and the Cybersecurity Review Measures, a number of other rules and regulations also regulate cybersecurity. In July 2013, the MIIT promulgated the Rules on the Protection of Personal Information of Telecommunications and Internet Users promulgated, which became effective in September 2013 and contain detailed requirements on the use and collection of personal information, as well as the security measures that must be taken by telecommunications business operators and internet information service providers. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through Apps, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction. The PRC Civil Code, promulgated in 2020, also provides specific provisions regarding the protection of personal information. The Regulations on Network Data Security Management, released on September 24, 2024 and effective from January 1, 2025, govern the processing and security supervision of network data, including important data.

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

Following the passage of the Data Security Law, the PRC government has issued additional draft regulations relating to data security. In particular, on November 14, 2021, the CAC released the draft Regulations on Network Data Security Management for public comment. These draft regulations proposed to create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to these draft regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a stock exchange outside of the PRC and processes the data of more than one million users, (ii) seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the draft Regulations on Network Data Security Management also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed outside of the PRC must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. On January 1, 2025, the Regulations on Network Data Security Management came into effect. These regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and the public interest. These regulations set out general requirements for network data security, refine rules on personal information protection, and enhance mechanisms for managing important data. Additionally, these regulations outline the obligations of internet platform service providers and specify data protection requirements for entities such as third-party service and product providers. These regulations also mandate that network data processors undergo a national security review if their data processing activities impact or may impact national security. However, the enacted regulations do not include cybersecurity review standards for overseas and Hong Kong listings, which were present in the draft Regulations on Network Data Security Management.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, effective September 1, 2022. These measures require data processors to apply to the CAC for security assessment through the provincial-level cyberspace administration authority for any outbound data transfer that falls within any of the following circumstances: (i) outbound transfers of important data; (ii) outbound transfers of personal information by a critical information infrastructure operator or a data processor that has processed the personal information of more than 1,000,000 individuals; (iii) outbound transfers by a data processor if that data processor has cumulatively made outbound transfers of the personal information of 100,000 or more individuals, or if that data processor has cumulatively made outbound transfers of the sensitive information of 10,000 or more individuals since January 1 of the previous year; or (iv) other circumstances where applications for security assessment are required by the CAC. It remains unclear whether, and to what extent, we will be subject to these new requirements.

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flows, which streamline and clarify the governance framework for outbound data transfers. Under these provisions, data processors must identify and declare important data in accordance with relevant regulations. If the relevant authorities or regional authorities have not designated or publicly announced certain data as important, data processors are not required to undergo security assessments for outbound transfers of such data. The provisions also introduce specific exemptions for outbound data transfers. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, and global manufacturing and marketing—provided such data does not contain personal information or important data—is now exempt from compliance requirements such as security assessments for outbound data transfers, execution of standard contracts for outbound personal information transfers, or authentication processes for personal information protection. Additionally, pilot free trade zones are permitted to establish their own data negative lists. Data processors may provide overseas parties with any data not included in these negative lists without conducting security assessments.

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

The Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law, which came into effect on July 1, 2024, address situations where businesses may exploit technology, platform rules, or a dominant market position to infringe upon consumer rights, including through price discrimination, false advertising and the excessive collection of consumers’ personal information. In addition, the regulations require operators of live-streaming marketing platforms to establish and improve systems for the protection of consumer rights and interests.

The PRC Civil Code, effective January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the online user for the extended damages.

We are subject to the PRC Civil Code, the PRC Consumer Rights and Interests Protection Law, the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law, and the Measures for the Supervision and Administration of Online Transactions as an e-commerce platform service provider and believe that we are currently in compliance with these regulations in all material aspects.

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

In addition to the currently enacted laws and regulations, the PRC authorities have proposed certain draft regulations that would further strengthen unfair competition and anti-monopoly laws if enacted into law. In particular, on May 6, 2024, the SAMR issued the Interim Provisions on the Prohibition of Unfair Competition on the Internet. These provisions prohibit business operators from using data, algorithms and other technical methods to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Subsequently, certain amendments to the Anti-monopoly Law became effective in August 2022. The amended Anti-monopoly Law increased the maximum amount of fines that may be imposed on a business operator for violations of certain market concentration requirements to 10% of the business operator’s sales revenue from the preceding year and also proposes that the authority should investigate a transaction if the concentration resulting from the transaction has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. On December 25, 2024, the revised draft of the PRC Anti-unfair Competition Law was released for public consultation. This draft introduces new regulations and strengthen existing regulations that target unfair practices by internet operators, platform operators and large enterprises.

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

Regulations Relating to Payment Services

On May 1, 2024, the Regulations on the Supervision and Administration of Non-Bank Payment Institutions took effect. On July 9, 2024, the Detailed Rules for the Implementation of the Regulations on the Supervision and Administration of Non-Bank Payment Institutions were promulgated and took effect. The new regulations and detailed rules supersede the Administrative Measures for the Payment Services Provided by Non-Financial Institutions and its corresponding detailed rules for the implementation, which were originally enacted in 2010. Under these regulations and detailed rules, a non-bank payment institution must obtain a payment business license to provide payment services and qualify as a payment institution. Non-bank payment institutions are required to conduct their payment business in accordance with the type of business and geographical scope of operation specified in their payment business license. Without approval from the People’s Bank of China, a non-bank institution or individual may not engage in payment business whether explicitly or in a disguised form.

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

Value-Added Tax

According to the Temporary Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax promulgated by the Ministry of Finance on December 25, 1993 and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay VAT, with their specific VAT rates varying based on the type of taxable activities they engage in. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which took effect on May 1, 2018, which lowered VAT rates for certain taxable activities. The Announcement on Relevant Policies for Deepening VAT Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which took effect on April 1, 2019, further lowered the VAT rates on taxable activities. As such, as of the date hereof, the VAT rates currently applicable to general taxpayers are 13%, 9%, 6% and 0%, depending on the type of taxable activities they engage in. Moreover, small-scale taxpayers are subject to a VAT rate of 1% until December 31, 2027 unless otherwise stipulated by other laws and regulations.

On December 25, 2024, the PRC Value-added Tax Law was promulgated and is set to take effect on January 1, 2026. According to this law, the current three-tier basic tax rates of 13%, 9% and 6% will remain unchanged, as follows: (i) a 13% tax rate applies to the sale of goods, processing, repair and replacement services, the leasing of tangible movable property, and the import of goods, unless otherwise specified; (ii) a 9% tax rate applies to the sale of transportation, postal services, basic telecommunications, construction, and real estate leasing services, the sale of real estate, the transfer of land use rights, and the sale or import of goods such as agricultural products, unless otherwise specified; and (iii) a 6% tax rate applies to the sale of other services and intangible assets.

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

The 2024 Negative List

On September 6, 2024, the NDRC issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a PRC company that is engaged in a prohibited business under the 2024 Negative List seeks an offering and listing of securities outside of mainland China, it must obtain approval from the competent governmental authorities. In addition, the foreign investors of such PRC company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the regulations on securities investments in the PRC by foreign investors. As the 2024 Negative List is relatively new, there are substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

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

In the European Union, the Digital Services Act, which is known as the DSA, came into force on November 16, 2022 and took full effect on February 17, 2024. These provisions govern, among other things, potential liability for illegal products on online platforms as well as obligations around traceability of merchants/business users and require enhanced transparency measures including in relation to any recommendation systems used to present product options to a user. In particular, if an online platform presents information about products in a way that would lead an average consumer to understand the product is provided by the platform directly, rather than by a third-party merchant, the platform may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. In addition, the European Union’s Market Surveillance Regulation, which took effect in July 2021, placed new obligations on certain e-commerce platforms and was designed to reduce the availability of non-compliant products in the European Union when offered by sellers outside of the region that either had or did not have an appointed authorized product compliance representative in Europe.

Data Privacy and Protection

In the United States, we are subject to federal and state laws and regulations regarding data privacy and protection. U.S. rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal data of California consumers and households, including providing the right of individuals to request access to, correction of, and deletion of personal information, and the right to opt out of the sale and certain other uses of personal information, and provides a private right of action and statutory damages for data breaches. State laws are changing rapidly as other states in the United States have adopted or are considering adopting similar laws. There has also been discussion in Congress of a new comprehensive federal data protection law to which our collection of U.S. personal data would likely become subject if it were enacted.

All U.S. states have enacted legislation that addresses notification obligations to data subjects and regulators in the event of a data breach. As data protection becomes more of a focus for both regulators and the general public, many states have amended their original data breach notification legislation to address a broader scope of personal data and to impose additional requirements on companies in the event of a data breach. This patchwork of legislation and regulations regarding security, privacy and data protection may give rise to conflicts or differing views of privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights with respect to personal data than federal or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

In the European Union and the United Kingdom, we are also subject to laws and regulations regarding data privacy and protection. These include the European Union General Data Protection Regulation, known as the EU GDPR. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, known as the UK GDPR, which is substantially similar to the EU GDPR. These laws establish requirements applicable to the processing of personal data, create data protection rights for individuals and impose penalties for serious data breaches. Individuals also have a right to compensation under these laws for financial or non-financial losses. Failure to comply with the EU GDPR or the UK GDPR can result in significant monetary penalties, regulatory investigations, reputational damage, orders to cease or change our data processing activities that are subject to the EU/UK GDPR, enforcement notices, assessment notices (for a compulsory audit), or civil claims (including class actions).

Import and Customs

In the United States, Section 321 of the Tariff Act of 1930 provides for an administrative exemption from duty and taxes for shipments of merchandise (other than bona-fide gifts and certain personal and household goods) imported by one person on one day, so long as the aggregate fair retail value of the shipments in the country of shipment is less than a prescribed de minimis monetary value specified in the Tariff Act. Effective May 2, 2025, this exemption will no longer apply for low-value imports from China.

C.Organizational Structure

We conduct our businesses through a number of operating entities incorporated in jurisdictions across the globe. The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE and its principal subsidiary, as of the date of this annual report:

(1)	Mr. Lei Chen and Mr. Jiazhen Zhao hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi, pursuant to which the Company is able to (i) direct the activities of Hangzhou Aimi and its subsidiaries; (ii) receive substantially all of the economic benefits of Hangzhou Aimi and its subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of Hangzhou Aimi when and to the extent permitted by PRC law. As a result, the Company is considered the primary beneficiary of Hangzhou Aimi and its subsidiaries for accounting purposes and has consolidated their financial results according to U.S. GAAP.
(2)	Through intermediary holding entities.
(3)	These entities provide services to users of Pinduoduo.
(4)	These entities provide services to users of Temu.

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

Arrangements that enable us to direct the activities of the VIE and its subsidiaries

Shareholders’ Voting Rights Proxy Agreement. Pursuant to the amended and restated shareholders’ voting rights proxy agreement dated January 3, 2025, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, each shareholder of Hangzhou Aimi irrevocably authorized Hangzhou Weimi or any person(s) designated by Hangzhou Weimi to exercise such shareholder’s rights in Hangzhou Aimi, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in Hangzhou Aimi, the power to propose to convene an extraordinary shareholders meeting, and other shareholders’ voting rights permitted by the Articles of Association of Hangzhou Aimi. The shareholders’ voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Hangzhou Aimi.

Equity Pledge Agreement. Pursuant to the amended and restated equity pledge agreement dated January 3, 2025, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi pledged all of their equity interests in Hangzhou Aimi to Hangzhou Weimi to guarantee their and Hangzhou Aimi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hangzhou Weimi in enforcing such obligations of Hangzhou Aimi or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Hangzhou Aimi, Hangzhou Weimi, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Aimi and priority in receiving the proceeds from such disposition. The shareholders of Hangzhou Aimi agree that, without Hangzhou Weimi’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of the SAMR in accordance with the PRC Civil Code.

Spousal Consent Letters. Pursuant to each spousal consent letter, the spouse of the signing shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in Hangzhou Aimi held by such shareholder and registered in his name will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders’ voting rights proxy agreement. The spouse of the signing shareholder of the VIE agreed not to assert any rights over the equity interest in Hangzhou Aimi held by the signing shareholder. In addition, in the event that the spouse of the signing shareholder of the VIE obtains any equity interest in Hangzhou Aimi held by the signing shareholder for any reason, the spouse agreed to be bound by the contractual arrangements.

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

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreement dated January 3, 2025, by and among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi, the shareholders of Hangzhou Aimi irrevocably granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Hangzhou Aimi, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Hangzhou Aimi has granted Hangzhou Weimi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hangzhou Aimi’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of Hangzhou Aimi undertake that, without the prior written consent of Hangzhou Weimi or us, they may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. Unless terminated by Hangzhou Weimi at its sole discretion, the exclusive option agreement will remain effective until all equity interests in Hangzhou Aimi held by the shareholders of Hangzhou Aimi and all assets of Hangzhou Aimi are transferred or assigned to Hangzhou Weimi or its designated representatives.

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

D.Property, Plant and Equipment

Our principal executive offices are located in Dublin, Ireland. We also maintain offices in North America, Asia and Europe. As of December 31, 2024, our main office facilities worldwide had an aggregate gross floor area of approximately 144,657 square meters. We lease all of the office premises that we currently occupy, and we plan to renew our leases from time to time as needed.

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

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our businesses and attract and retain buyers and merchants for our platforms. Our costs of revenues consist primarily of payment processing fees paid to third-party payment service providers, costs associated with the operation of our platforms and others, such as costs and expenses attributable to fulfillment fees, merchant support services, bandwidth and server costs, amortizations, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB54,343.7 million in 2022 to RMB82,188.9 million in 2023 and further to RMB111,300.5 million (US$15,248.1 million) in 2024, while sales and marketing expenses as a percentage of our revenues decreased from 41.6% in 2022 to 33.2% in 2023 and further decreased to 28.3% in 2024.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

Under our current business model, we primarily generate revenues from online marketing services and transaction services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Online marketing services and others	102,931,095	78.8	153,540,553	62.0	197,934,192	27,116,873	50.3
Transaction services	27,626,494	21.2	94,098,652	38.0	195,901,905	26,838,451	49.7
Total revenues	130,557,589	100.0	247,639,205	100.0	393,836,097	53,955,324	100.0

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

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Costs of revenues:
Payment processing fees	(3,450,929)	11.0	(6,824,386)	7.4	(11,355,177)	(1,555,653)	7.4
Costs associated with the operation of our platforms and others	(28,011,369)	89.0	(84,899,191)	92.6	(142,545,197)	(19,528,612)	92.6
Total costs of revenues	(31,462,298)	100.0	(91,723,577)	100.0	(153,900,374)	(21,084,265)	100.0

Costs of revenues consist primarily of payment processing fees paid to third-party payment service providers, costs associated with the operation of our platforms and others, such as costs and expenses attributable to fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits, share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services.

Operating expenses

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(54,343,719)	79.1	(82,188,870)	84.5	(111,300,533)	(15,248,111)	84.7
General and administrative expenses	(3,964,935)	5.8	(4,075,622)	4.2	(7,552,967)	(1,034,752)	5.7
Research and development expenses	(10,384,716)	15.1	(10,952,374)	11.3	(12,659,361)	(1,734,325)	9.6
Total operating expenses	(68,693,370)	100.0	(97,216,866)	100.0	(131,512,861)	(18,017,188)	100.0

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

Mainland China

Generally, our mainland China subsidiaries, the VIE and subsidiaries of the VIE are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Each of Shanghai Xunmeng and Walnut Shanghai has been recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2026. Xinzhijiang is also eligible for a preferential corporate income tax rate of 15% until 2025.

We are subject to value-added tax at a rate of (i) 13% on the sale of goods and (ii) 6% on the sale of services (including value-added telecommunication services), in each case less any deductible value-added tax we have already paid or borne in connection with such sale of goods or services. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Under PRC laws, a withholding tax rate of up to 10% will be applicable to dividends payable by mainland China companies to non-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-resident enterprises are incorporated. As such, dividends paid by our subsidiaries in mainland China to their non-resident enterprise shareholders in Hong Kong will be subject to a withholding tax rate of 10%, unless all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital are satisfied, in which case the tax rate would become 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

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

We adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, which simplified the accounting for convertible instruments by removing the separation models for convertible debt with cash conversion features and convertible instruments with a beneficial conversion feature. We adopted ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) on January 1, 2024, which, among other things, improved reportable segment disclosure requirements through enhanced disclosures about significant segment expenses, and provided new segment disclosure requirements for entities with a single reportable segment.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online marketing services and others	102,931,095	78.8	153,540,553	62.0	197,934,192	27,116,873	50.3
Transaction services	27,626,494	21.2	94,098,652	38.0	195,901,905	26,838,451	49.7
Total revenues	130,557,589	100.0	247,639,205	100.0	393,836,097	53,955,324	100.0
Costs of revenues(1)	(31,462,298)	(24.1)	(91,723,577)	(37.0)	(153,900,374)	(21,084,265)	(39.1)
Operating expenses
Sales and marketing expenses(1)	(54,343,719)	(41.6)	(82,188,870)	(33.2)	(111,300,533)	(15,248,111)	(28.3)
General and administrative expenses(1)	(3,964,935)	(3.0)	(4,075,622)	(1.7)	(7,552,967)	(1,034,752)	(1.9)
Research and development expenses(1)	(10,384,716)	(8.0)	(10,952,374)	(4.4)	(12,659,361)	(1,734,325)	(3.2)
Total operating expenses	(68,693,370)	(52.6)	(97,216,866)	(39.3)	(131,512,861)	(18,017,188)	(33.4)
Operating profit	30,401,921	23.3	58,698,762	23.7	108,422,862	14,853,871	27.5
Other income/(expenses)
Interest and investment income, net	3,997,100	3.1	10,238,080	4.1	20,553,493	2,815,817	5.2
Interest expenses	(51,655)	(0.0)	(43,987)	(0.0)	—	—	—
Foreign exchange (loss)/gain	(149,710)	(0.1)	35,721	0.0	587,866	80,537	0.1
Other income, net	2,221,358	1.7	2,952,579	1.2	3,119,847	427,417	0.8
Profit before income tax and share of results of equity investees	36,419,014	27.9	71,881,155	29.0	132,684,068	18,177,642	33.6
Income tax expenses	(4,725,667)	(3.6)	(11,849,904)	(4.8)	(20,266,781)	(2,776,538)	(5.1)
Share of results of equity investees	(155,285)	(0.1)	(4,707)	(0.0)	17,225	2,360	0.0
Net income	31,538,062	24.2	60,026,544	24.2	112,434,512	15,403,464	28.5

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Costs of revenues	33,788	132,470	412,721	56,543
Sales and marketing expenses	2,158,676	2,354,097	2,216,792	303,699
General and administrative expenses	3,004,327	2,289,272	4,742,816	649,763
Research and development expenses	2,521,574	2,302,955	2,511,235	344,038
Total	7,718,365	7,078,794	9,883,564	1,354,043

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues, which consist of revenues from online marketing services and others, and transaction services, increased by 59.0% from RMB247,639.2 million in 2023 to RMB393,836.1 million (US$53,955.3 million) in 2024.

Revenues from online marketing services and others increased from RMB153,540.6 million in 2023 to RMB197,934.2 million (US$27,116.9 million) in 2024, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities.

Revenues from transaction services increased from RMB94,098.7 million in 2023 to RMB195,901.9 million (US$26,838.5 million) in 2024, primarily due to the increase in average transaction services revenues per active merchant and the increase in the number of active merchants on our platforms. Average transaction services revenues per active merchant increased from RMB6,627 in 2023 to RMB12,399 (US$1,699) in 2024. The increase reflects the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the growing diversity of transactions placed under different consumption scenarios and product categories on our platforms. The number of our active merchants increased from 14.2 million in 2023 to 15.8 million in 2024. Our merchant-customers are attracted to our platforms by the plentiful sales opportunities on our platforms and the value of the transaction services we provide.

Costs of revenues

Our costs of revenues increased from RMB91,723.6 million in 2023 to RMB153,900.4 million (US$21,084.3 million) in 2024, primarily attributable to the increase in fulfillment fees and payment processing fees.

Operating expenses

Our total operating expenses increased by 35.3% from RMB97,216.9 million in 2023 to RMB131,512.9 million (US$18,017.2 million) in 2024, primarily due to the increases in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB82,188.9 million in 2023 to RMB111,300.5 million (US$15,248.1 million) in 2024, primarily attributable to an increase of RMB27,888.8 million in advertising expenses and promotion and coupon expenses, which were focused on promoting our brands and driving user growth and engagement on our platforms.

General and administrative expenses. Our general and administrative expenses amounted to RMB7,553.0 million (US$1,034.8 million) in 2024, compared to RMB4,075.6 million in 2023, primarily due to an increase in staff-related costs.

Research and development expenses. Our research and development expenses amounted to RMB12,659.4 million (US$1,734.3 million) in 2024, compared to RMB10,952.4 million in 2023.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB108,422.9 million (US$14,853.9 million) in 2024, compared to RMB58,698.8 million in 2023.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on short-term investments and debt investments included in other non-current assets. Our net interest and investment income increased from RMB10,238.1 million in 2023 to RMB20,553.5 million (US$2,815.8 million) in 2024. The increase was primarily attributable to the increase of our short-term investments.

Interest expenses. We had interest expenses of nil in 2024, compared to interest expenses of RMB44.0 million in 2023.

Other income, net. We had other net income of RMB3,119.8 million (US$427.4 million) in 2024, compared to RMB2,952.6 million in 2023.

Income tax expenses

We had income tax expenses of RMB20,266.8 million (US$2,776.5 million) in 2024, compared to RMB11,849.9 million in 2023, primarily due to the increased profit before income tax expenses.

Share of results of equity investees

We had share of profits of equity investees of RMB17.2 million (US$2.4 million) in 2024, compared to share of losses of RMB4.7 million in 2023.

Net income

As a result of the foregoing, we had net income of RMB112,434.5 million (US$15,403.5 million) in 2024, compared to RMB60,026.5 million in 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022
Revenues

Our revenues, which consist of revenues from online marketing services and others, and transaction services, increased by 89.7% from RMB130,557.6 million in 2022 to RMB247,639.2 million in 2023.

Revenues from online marketing services and others increased from RMB102,931.1 million in 2022 to RMB153,540.6 million in 2023, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities.

Revenues from transaction services increased from RMB27,626.5 million in 2022 to RMB94,098.7 million in 2023, primarily due to the increase in average transaction services revenues per active merchant and the increase in the number of active merchants on our platforms. Average transaction services revenues per active merchant increased from RMB2,125 in 2022 to RMB6,627 in 2023. The increase reflects the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the growing diversity of transactions placed under different consumption scenarios and product categories on our platforms. The number of our active merchants increased from 13.0 million in 2022 to 14.2 million in 2023. Our merchant-customers are attracted to our platforms by the plentiful sales opportunities on our platforms and the value of the transaction services we provide.

Costs of revenues

Our costs of revenues increased from RMB31,462.3 million in 2022 to RMB91,723.6 million in 2023, primarily attributable to the increase in fulfillment fees, payment processing fees, maintenance costs, and call center expenses.

Operating expenses

Our total operating expenses increased by 41.5% from RMB68,693.4 million in 2022 to RMB97,216.9 million in 2023, primarily due to the increases in sales and marketing expenses.

Sales and marketing expenses.

Our sales and marketing expenses increased from RMB54,343.7 million in 2022 to RMB82,188.9 million in 2023, primarily attributable to the increase of RMB26,457.4 million in advertising expenses and promotion and coupon expenses, which was focused on promoting our brands and driving user growth and engagement on our platforms.

General and administrative expenses.

Our general and administrative expenses amounted to RMB4,075.6 million in 2023, compared to RMB3,964.9 million in 2022.

Research and development expenses.

Our research and development expenses amounted to RMB10,952.4 million in 2023, compared to RMB10,384.7 million in 2022.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB58,698.8 million in 2023, compared to operating profit of RMB30,401.9 million in 2022.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on demand deposits, time deposits and debt securities. We had net interest and investment income of RMB3,997.1 million in 2022 and RMB10,238.1 million in 2023. The increase was primarily attributable to the increase of our time deposits and debt securities.

Interest expenses. We had interest expenses of RMB44.0 million in 2023, compared to interest expenses of RMB51.7 million in 2022.

Other income, net. We had other net income of RMB2,952.6 million in 2023, compared to other net income of RMB2,221.4 million in 2022, primarily due to the increase in the amount of subsidies received, such as tax refunds and other non-operating income items.

Income tax expenses

We had income tax expenses of RMB11,849.9 million in 2023, compared to RMB4,725.7 million in 2022, primarily due to the increased profit before income tax expenses.

Share of results of equity investees

We had share of losses of equity investees of RMB4.7 million in 2023, compared to RMB155.3 million in 2022.

Net income

As a result of the foregoing, we had net income of RMB60,026.5 million in 2023, compared to RMB31,538.1 million in 2022.

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

Revenue recognition

Revenues are principally comprised of those generated from online platform services. Revenues from online platform services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and are recorded net of indirect taxes. Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. We also evaluate whether it is appropriate to report revenue as the gross amounts of goods and services sold and the related costs, or the net amounts. Payments for services or goods are generally received before deliveries.

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	48,507,860	94,162,531	121,929,292	16,704,245
Net cash used in investing activities	(22,361,670)	(55,431,278)	(118,356,036)	(16,214,711)
Net cash generated from/ (used in) financing activities	10,079	(8,960,626)	1,164	159
Exchange rate effect on cash, cash equivalents and restricted cash	100,177	(291,139)	840,096	115,093
Increase in cash, cash equivalents and restricted cash	26,256,446	29,479,488	4,414,516	604,786
Cash, cash equivalents and restricted cash at beginning of the year	66,043,971	92,300,417	121,779,905	16,683,779
Cash, cash equivalents and restricted cash at end of the year	92,300,417	121,779,905	126,194,421	17,288,565

We had net cash generated from operating activities of RMB48,507.9 million, RMB94,162.5 million and RMB121,929.3 million (US$16,704.2 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2024, our cash and cash equivalents were RMB57,768.1 million (US$7,914.2 million). Our cash and cash equivalents primarily consist of cash at banks and other highly liquid investments. As of the same date, we had restricted cash of RMB68,426.4 million (US$9,374.4 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

In September 2022, we offered to repurchase the 2024 Notes, as required under the terms of the notes. US$1,000 aggregate principal amount was validly surrendered and repurchased. The outstanding 2024 Notes matured on October 1, 2024. In October 2023, we offered to repurchase the 2025 Notes, as required under the terms of the notes. A total of US$1,261,366,000 in principal amount of the 2025 Notes was validly surrendered and repurchased. The outstanding 2025 Notes will mature on December 1, 2025.

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

As of December 31, 2024, we had a total of RMB172,162.8 million (US$23,586.2 million) in cash and cash equivalents, restricted cash and short-term investments held in China. The VIE and its subsidiaries held a total of RMB120,127.4 million (US$16,457.4 million) in cash and cash equivalents, restricted cash and short-term investments, which were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offerings, follow-on offerings, convertible senior notes offerings and private placements, we may make additional capital contributions to or make loans to our existing or new mainland China subsidiaries, or acquire entities with operations in mainland China in transactions consummated outside of mainland China. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans to and direct investment in mainland China entities may delay or prevent us from using the proceeds of any financing conducted outside of mainland China to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Operating activities

Net cash generated from operating activities in 2024 was RMB121,929.3 million (US$16,704.2 million), as compared to net income of RMB112,434.5 million (US$15,403.5 million) in the same period. The difference was primarily due to an increase of RMB13,781.2 million (US$1,888.0 million) in accrued expenses and other liabilities and an increase of RMB16,885.2 million (US$2,313.3 million) in payable to merchants, partially offset by an increase of RMB21,356.7 million (US$2,925.9 million) in short-term investments. The increases in accrued expenses and other liabilities and payable to merchants were primarily attributable to our business expansion and the increase of number of merchants on our platforms.

Net cash generated from operating activities in 2023 was RMB94,162.5 million, as compared to net income of RMB60,026.5 million in the same period. The difference was primarily due to an increase of RMB34,258.2 million in accrued expenses and other liabilities and an increase of RMB11,623.1 million in payable to merchants, partially offset by an increase of RMB13,857.0 million in short-term investments and an increase of RMB3,326.4 million in receivables from online payment platforms. The increases in accrued expenses and other liabilities and payable to merchants were primarily attributable to our business expansion and the increase of number of merchants on our platforms. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2023 were RMB7,078.8 million in share-based compensation expenses.

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

Investing activities

Net cash used in investing activities in 2024 was RMB118,356.0 million (US$16,214.7 million), primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB210,272.8 million (US$28,807.3 million), purchase of long-term time deposits, held to maturities and other investments of RMB43,847.0 million (US$6,007.0 million) and purchase of available-for-sale debt securities of RMB13,733.0 million (US$1,881.4 million), partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB147,287.7 million (US$20,178.3 million).

Net cash used in investing activities in 2023 was RMB55,431.3 million, primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB147,131.7 million, purchase of long-term time deposits, held to maturities and other investments of RMB25,051.2 million and purchase of available-for-sale debt securities of RMB17,318.3 million, partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB130,317.2 million.

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

Financing activities

Net cash generated from financing activities in 2024 was RMB1.2 million (US$0.2 million).

Net cash used in financing activities in 2023 was RMB8,960.6 million, primarily attributable to repurchase of convertible bonds of RMB8,968.8 million.

Net cash generated from financing activities in 2022 was RMB10.1 million.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, convertible bonds obligations, operating lease commitments and investment commitments.

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platforms, furniture, office equipment, leasehold improvements and software. Our capital expenditures were RMB635.7 million in 2022, RMB583.9 million in 2023, and RMB967.1 million (US$132.5 million) in 2024.

Our convertible bonds obligations represent our principal payments. Please see “convertible bonds” under Note 10 to our audited consolidated financial statements. As of December 31, 2024, the aggregate amount of payments due under our convertible bonds obligations amounted to RMB5,309.6 million (US$727.4 million).

Our operating lease commitments mainly represent our obligations for leasing offices and warehouses, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 7 to our audited consolidated financial statements. As of December 31, 2024, the aggregate amount of payments due under our operating lease commitments amounted to RMB5,599.4 million (US$767.1 million).

Our investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. As of December 31, 2024, the aggregate amount of our investment commitments amounted to RMB115.2 million (US$15.8 million).

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The PDD Partnership’s major rights and functions, such as its right to appoint the executive director to our board and CEO nomination right, will not become effective until the PDD Partnership consists of no less than five limited partners (the “Partnership Condition”). Currently, there are fewer than five limited partners in the PDD Partnership. As such, these rights and functions have yet to come into effect, and the PDD Partnership currently cannot appoint executive directors. The appointment of Mr. Lei Chen as an executive director is unrelated to the PDD Partnership’s exercise of its rights and functions.

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

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Chen	45	Chairman of the Board of Directors and Co-Chief Executive Officer
Jiazhen Zhao	41	Director and Co-Chief Executive Officer
Anthony Kam Ping Leung	64	Independent Director
Haifeng Lin	48	Director
Ivonne M.C.M. Rietjens	66	Independent Director
George Yong-Boon Yeo	70	Independent Director
Jun Liu	42	Vice President of Finance
Junyun Xiao	45	Senior Vice President of Operation
Zhenwei Zheng	41	Senior Vice President of Product Development

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

Ivonne M.C.M. Rietjens has served as our independent director since August 2023. Dr. Rietjens is also a member of our audit committee and nominating and corporate governance committee. Dr. Rietjens has more than 25 years of experience in food safety. She has been a full professor at Wageningen University since 2001. She has been an elected member of the Royal Netherlands Academy of Arts and Sciences (KNAW) since 2020 and served as the chairperson of the KNAW Scientific Council for Natural Sciences and Engineering from 2020 to 2023. She has been a member since 2005 and is currently the chairperson of the Expert Panel of the Flavor and Extract Manufacturers Association (FEMA) of the United States, advising on GRAS (Generally Recognized As Safe) notifications for new food flavors, and was an elected member of the French Academy of Agriculture in 2018. Since 2020, she has been a board member of Skal Biocontrole, an independent organization that supervises and certifies the organic food chain in the Netherlands, and since 2023, a member of the Fonterra Global Food Safety Science Advisory Panel. Previously, she served as the chairperson of the Dutch Society for Toxicology from 1999 to 2005, as a member of the Academic Board at Wageningen University from 2012 to 2017, and as a member of the Supervisory Board of Royal Wessanen BV from 2012 to 2019. She was also an active member of several committees on food and occupational safety, including panels and working groups of the European Food Safety Authority from 2003 to 2014 and the Dutch Health Council. From 2013 to 2021, she was a member of the Scientific Advisory Board of the National Institute of Public Health & Hygiene (RIVM). Dr. Rietjens received her bachelor’s and master’s degrees in molecular life sciences from Wageningen University and her Ph.D. degree in toxicology from Wageningen University. In 2024, she received the EUROTOX Merit Award.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. Mr. Yeo is also a member of our audit committee and compensation committee. He currently serves as a Visiting Scholar at the Lee Kuan Yew School of Public Policy of the National University of Singapore, an independent non-executive director of AIA Group Limited (HKEx: 01299), an independent non-executive director of Creative Technology Ltd. (SGX: C76) and an independent non-executive director of Wilmar International (SGX: F34). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

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

B.Compensation

In the year ended December 31, 2024, we paid an aggregate of US$2.3 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

Amended and Restated 2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2015 global share plan is referred to as the 2015 Plan in this annual report. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2024, options to purchase 149,720,108 Class A ordinary shares under the 2015 Plan had been granted and were outstanding under the 2015 plan.

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

Amended and Restated 2018 Share Incentive Plan

In July 2018, we adopted the 2018 Share Incentive Plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2018 Share Incentive Plan is referred to as the 2018 Plan in this annual report. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2024, options to purchase 240,702,416 Class A ordinary shares and restricted share units representing 67,741,348 Class A ordinary shares had been granted and were outstanding under the 2018 Plan. The following paragraphs describe the principal terms of the 2018 Plan.

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

The following table summarizes, as of December 31, 2024, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after their grant dates.

Class A
Ordinary Shares
Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Lei Chen	*	Nominal	Various dates between September 1, 2016 and November 1, 2023	Various dates between August 31, 2036 and October 31, 2043
Jiazhen Zhao	*	Nominal	Various dates between February 1, 2016 and May 1, 2024	Various dates between January 31, 2036 and April 30, 2044
George Yong-Boon Yeo	*	Nominal	Various dates between February 1, 2019 and August 1, 2024	Not applicable
Anthony Kam Ping Leung	*	Nominal	Various dates between March 1, 2020 and September 1, 2024	Not applicable
Junyun Xiao	*	Nominal	November 1, 2015 and September 1, 2016	October 31, 2035 and August 31, 2036
Zhenwei Zheng	*	Nominal	Various dates between November 1, 2015 and March 1, 2024	Various dates between October 31, 2035 and February 29, 2044
Jun Liu	*	Nominal	Various dates between September 1, 2018 and May 1, 2024	Various dates between August 31, 2038 and April 30, 2044
Ivonne M.C.M. Rietjens	*	Nominal	March 1, 2024 and September 1, 2024	Not applicable
All directors and executive officers as a group	117,657,604	Nominal	Various dates between November 1, 2015 and September 1, 2024	Various dates between October 31, 2035 and April 30, 2044

*      Less than 1% of our total ordinary shares outstanding.

As of December 31, 2024, our employees other than our directors and executive officers as a group held options to purchase 272,843,400 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 67,662,868 Class A ordinary shares.

For a discussion about our accounting policies and estimates for awards granted pursuant to the 2015 Plan and 2018 Plan, see Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—(s) Share-based compensation.”

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

D.Employees

Employees

As of December 31, 2024, we had a total of 23,465 employees. We had a total of 12,992 and 17,403 employees as of December 31, 2022 and 2023, respectively.

The following table sets forth a breakdown of our employees as of December 31, 2024 by function:

As of
December 31, 2024
Function:
Sales, marketing and fulfillment	11,206
Product development	8,980
Platform operation	1,278
Management and administration	2,001
Total	23,465

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

In China, as required by regulations, we participate in various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. We also make payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of China.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 5,678,585,848 Class A ordinary shares and no Class B ordinary Shares outstanding as of March 31, 2025.

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

Class A Ordinary Shares Beneficially Owned**
	Number	%
Directors and Executive Officers**:
Lei Chen	*	*
Jiazhen Zhao	*	*
Anthony Kam Ping Leung	*	*
Haifeng Lin	*	*
Ivonne M.C.M. Rietjens	—	—
George Yong-Boon Yeo	*	*
Jun Liu	*	*
Junyun Xiao	*	*
Zhenwei Zheng	*	*
All Directors and Executive Officers as a Group	76,640,788	1.3
Principal Shareholders:
Entities affiliated with Zheng Huang(1)	1,409,744,080	24.8
Entities affiliated with Tencent(2)	783,468,116	13.8
Entities affiliated with PDD Partnership(3)	370,772,220	6.5

Notes:

*	Less than 1% of our total outstanding shares.
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

To our knowledge, as of March 31, 2025, a total of 3,094,169,820 Class A ordinary shares were held by one record holder in the United States, representing approximately 54.5% of our total outstanding shares. This record holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Business Cooperation with Tencent. Tencent has been a principal shareholder of ours since February 2017. In 2022, 2023 and 2024, we purchased from Tencent certain services, including payment processing, advertising and cloud services, in the total amount of RMB7,061.1 million, RMB7,182.5 million and RMB6,772.2 million (US$927.8 million), respectively. As of December 31, 2022, 2023 and 2024, we had a receivable balance from Tencent in the amount of RMB2,763.9 million, RMB3,516.2 million and RMB3,427.8 million (US$469.6 million), respectively, and a payable balance to Tencent in the amount of RMB1,539.7 million, RMB1,112.6 million and RMB669.6 million (US$91.7 million), respectively.

Passive Investments in Related-Party Funds

The Company had set up funds as a limited partner with related parties to invest in privately held companies. However, these related parties ceased to be affiliated with the Company after the fourth quarter of 2022. As of December 31, 2022, the carrying amount for the investments was RMB355.7 million.

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party payment service providers, we facilitated Mr. Lei Chen and Mr. Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing interest-free loans in the aggregate amount of RMB710.6 million (US$97.4 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Mr. Lei Chen and Mr. Zhenwei Zheng.

Ningbo Hexin beneficially owns 80.52% of the equity interests in Shanghai Fufeitong. Subject to compliance with applicable laws and regulations and approval by the regulatory authorities, Hangzhou Aimi may (i) require Ningbo Hexin to repay the loans we have extended to it at any time, and (ii) use the proceeds from the repayment of the loan to acquire all of the limited partnership interests of Ningbo Hexin. As of December 31, 2024, the loans were still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As of December 31, 2024, we had a receivable balance from Shanghai Fufeitong and its affiliates of RMB3,430.8 million (US$470.0 million), and a payable balance to Shanghai Fufeitong and its affiliates of RMB132.2 million (US$18.1 million).

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not control Shanghai Fufeitong and the majority of its equity interests is indirectly controlled by our executive officers. If any conflict arises between us and Shanghai Fufeitong and cannot be resolved in our favor, our business, financial condition, results of operations and prospects may be materially and adversely affected.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.          Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are involved in claims, proceedings, and litigation on an ongoing basis. The outcomes of the legal proceedings to which we are a party are inherently unpredictable, subject to significant uncertainties, and could be material to our business, financial condition, results of operations, and/or cash flows. Additionally, many of the legal actions and proceedings to which we are a party remain in their preliminary stages, and we cannot predict the timetable, progress or outcome of these actions, and there is insufficient basis to reasonably conclude at this point whether we will prevail in such actions or whether we will be subject to any liability for damages. To the best of our knowledge and judgment as of the date of this annual report, we cannot make an estimate for the reasonably possible loss or a range of reasonably possible losses arising from any legal actions or proceedings as of December 31, 2024. If the final resolution of ongoing actions or proceedings is adverse to us, we may experience a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As our business expands globally, we have faced, and expect to face an increase in the number and types of legal and regulatory challenges across the jurisdictions in which we operate, including with respect to intellectual property, privacy and data protection, merchandise safety and consumer protection, environmental protection, advertising and marketing, labor and employment, supply chain compliance, competition and antitrust, commercial disputes, taxation, registration and licensing, and other matters.

Governmental proceedings and inquiries

Each jurisdiction in which we operate has its own laws and regulations governing internet companies. We have been subject to inquiries, investigations, lawsuits and/or enforcement actions from regulatory bodies across the jurisdictions in which we operate.

In June 2024, the Attorney General of Arkansas filed a complaint in the United States, alleging that we violated the Arkansas Deceptive Trade Practices Act and the Arkansas Personal Information Protection Act. We dispute the allegations of wrongdoing and are defending ourselves vigorously.

In October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to the alleged sale of illegal products by merchants on Temu, the design of the Temu user interface and Temu’s recommendation systems. In November 2024, the Consumer Protection Cooperation (CPC) Network and the European Commission notified us of a number of practices on the Temu platform that allegedly infringe EU consumer laws. The CPC Network directed Temu to bring those practices in line with EU consumer laws and initiated an investigation requesting Temu to provide further information. We have responded to the European Commission and the CPC Network. As of the date of this annual report, the European Commission and CPC Network investigations remain ongoing.

In December 2024, Vietnamese authorities temporarily suspended the operations of several e-commerce platforms, including the Temu platform, in Vietnam, pending the completion of their e-commerce service registration with the relevant authorities. Similarly, in March 2025, Uzbekistani authorities temporarily suspended the Temu platform in Uzbekistan due to matters relating to tax compliance and local entity registration. As of the date of this annual report, our operations of the Temu platform in Vietnam and Uzbekistan have not resumed.

We are also subject to multiple investigations, inquiries, and other proceedings involving law enforcement and regulatory agencies globally, including in the U.S., France, Hungary, the Czech Republic, Poland, and South Korea, among others. These actions cover various aspects of our business operations, including privacy and data protection, merchandise safety and consumer protection, environmental protection, pricing and product information displays, marketing and advertising practices, delivery service, and seller information disclosures, among others. A number of such instances have resulted in the assessment of fines and penalties against us. In addition, inquiries from law enforcement and other regulatory agencies may lead to investigations, other forms of regulatory response, or even legal actions against us. The result of such litigation, investigations, inquiries and other proceedings could subject us to substantial monetary remedies and costs, interrupt or require us to change our business practices, divert resources and the attention of management from our business, or subject us to other structural or behavioral remedies that adversely affect our business.

Securities Class Action Lawsuits

The trading price of our ADSs has been, and may continue to be volatile and could fluctuate significantly due to factors beyond our control. Shareholders of public companies listed in the U.S. have often brought putative securities class action lawsuits against companies that experience periods of instability in the market price of their securities. Public companies listed in the U.S. that have significant operations in China have also been the subject of short seller reports, which can lead to volatility in the price of their securities. We have been and likely will be in the future the target of such putative securities class action lawsuits and short seller reports.

In 2024, several putative securities class actions were filed against us and several of our current and former officers in the United States District Court for the Eastern District of New York. In October 2024, these cases were consolidated and, in November 2024, a lead plaintiff was appointed by the court. This lead plaintiff filed an amended complaint on March 4, 2025, alleging violations of the Securities Exchange Act against PDD Holdings Inc., Lei Chen, Jing Ma, Jun Liu and Jiazhen Zhao for allegedly making false and misleading statements concerning the Company’s data security practices and compliance with the Uyghur Forced Labor Prevention Act. We dispute the allegations and are defending ourselves vigorously.

Other Legal Proceedings

We have also been involved in legal proceedings arising from our ordinary course of business, both filed by us and against us. For instance, in December 2023, to protect Temu’s intellectual property and defend Temu against further harm from unfair competitive practices, Temu filed a complaint in the United States District Court for the District of Columbia against entities doing business as SHEIN. SHEIN subsequently filed a motion to dismiss, which, as of the date of this annual report, remains pending. In August 2024, SHEIN initiated  a separate lawsuit against us in the same court, asserting claims of copyright and infringement, unfair competition and false advertising, among other things. We dispute the allegations and are defending ourselves vigorously in this matter. As of the date of this annual report, we have filed a motion to dismiss, which remains pending.

In the area of privacy and data protection, we have been named as defendants in putative class actions with claims largely based on a short seller report alleging, among other things, that consumers were misled about how Temu uses their data. We do not believe that these claims are meritorious and are vigorously defending ourselves against them.

Aside from the above examples, we are also subject to various other legal proceedings, claims, and regulatory inquiries and investigations that arose in the ordinary course of business and have not yet been fully resolved. The outcome of any claims, litigation, government investigation and other proceedings is inherently uncertain. If these matters are not resolved in our favor, they could materially and adversely affect our business, financial condition, results of operations or cash flows.

For risks and uncertainties relating to lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors and officers have been named as defendants in several lawsuits, and we may be the target of future claims, litigation, government investigations or other proceedings, all of which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation,” “—Marketing, advertising, trade and commercial practices on our platforms may subject us to regulatory scrutiny, which may affect our business and results of operations,” “—Our business is subject to a large number of laws across many jurisdictions, many of which are evolving,” “—Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in the countries and regions where we have operations. These laws and regulations can be complex and stringent, and many are subject to change and evolving interpretation, which may result in claims, changes to our data and other business practices, regulatory investigations, penalties, or otherwise affect our business,” and “—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.” See also Item 17 of Part III, “Financial Statements—Note 20—Commitments and Contingencies—(c) Contingencies.”

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

If the PRC tax authorities determine that PDD Holdings Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-mainland China shareholders of PDD Holdings Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that PDD Holdings Inc. is treated as a mainland China resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, such as:

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

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable Treasury Regulations.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we are able to direct the activities of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024.

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

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning the VIE for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares.

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

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a mainland China “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—Mainland China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. However, if a U.S. holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market as defined in applicable Treasury Regulations, in a PFIC may make a mark-to-market election with respect to such stock. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

In addition, certain of our businesses are denominated in local currencies. Fluctuations in the exchange rates of these currencies against our reporting currency Renminbi may also have a material effect on our financial condition and results of operations.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depositary and us. We did not receive any reimbursement from the depositary for the year ended December 31, 2024, but we received from the depositary a net payment of US$21.4 million in April 2025.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our co-chief executive officer and our vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our co-chief executive officer and vice president of finance, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and our vice president of finance, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our co-chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report.

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

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, including any of their associated or affiliated organizations or entities, for the periods indicated.

	2023	2024
	US$	US$

	(in thousands)
Audit fees(1)	4,698	5,311
Tax fees (2)	—	198
All other fees(3)	—	35
(1)	“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Tax fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for professional tax services rendered by our principal auditors.
(3)	“All other fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees” and “Tax fees.”

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

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.      Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on November 28, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K.      Cybersecurity

We have implemented procedures for identifying, assessing and managing material risks from cybersecurity threats as part of our overall risk management framework, which is overseen by our board of directors.

Our cybersecurity risk management is led by our senior management team, including our co-chief executive officers. Our senior management team is required to notify our board of directors of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to any potential disclosure of any material cybersecurity threat or incident, if any. At each quarterly board meeting, our senior management team is required to provide confirmation to our board of directors as to whether there have been any material cybersecurity threats, material cybersecurity incidents or other associated risks identified during the relevant period.

We have a dedicated data security department responsible for monitoring, preventing and mitigating cybersecurity risks. The data security department monitors the data environment to identify anomalies, indicators of compromise, and other potentially adverse events and suspicious activities, such as unusual network traffic, suspicious phishing emails or messages and malware infections, to detect potential threats. Once any material cybersecurity threat or incident is detected, it will be reported to our co-chief executive officers, who will assume responsibility for managing the risks from that material cybersecurity threat or incident and for monitoring the relevant prevention, mitigation and remediation measures. Personnel from various functions, including data security, legal, risk control and information technology, will form a case-specific project team to address the issue.

In the last three fiscal years, we have not experienced any material cybersecurity threats, whether as a result of any previous cybersecurity incidents or otherwise, that materially affected or were reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite the cybersecurity procedures and measures that we have adopted, we cannot guarantee that any such procedures and measures will be effective against the increasingly sophisticated cybersecurity threats, which could materially affect us. For more information on our cybersecurity related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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
2.3

Deposit Agreement by and among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts issued thereunder dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on February 5, 2019 (File No. 333-229523))

2.4

Indenture dated as of November 20, 2020, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

2.5

First Supplemental Indenture dated as of November 20, 2020, between the Registrant and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020, between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591))

2.6*	Description of Securities
2.8

Description of the Registrant’s US$2,000,000,000 0.00% Convertible Senior Notes Due 2025 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-250117) filed with the Securities and Exchange Commission on November 16, 2020, and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 19, 2020, pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

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

4.5*	English translation of the Seventh Amended and Restated Shareholders’ Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated January 3, 2025

Exhibit Number	Description of Document
4.6*	English translation of the Seventh Amended and Restated Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated January 3, 2025
4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.8*	English translation of the Seventh Amended and Restated Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated January 3, 2025
4.9*	English translation of the Spousal Consent Letter issued by the spouse of Mr. Lei Chen dated January 1, 2025
4.10*	English translation of the Spousal Consent Letter issued by the spouse of Mr. Jiazhen Zhao dated January 3, 2025
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed on April 25, 2024 (File No. 001-38591))
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 28, 2025

PDD HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PDD Holdings Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2025 expressed an unqualified opinion thereon.

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

April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited PDD Holdings Inc.’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PDD Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 28, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 28, 2025

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		59,794,469	57,768,053	7,914,191
Restricted cash		61,985,436	68,426,368	9,374,374
Receivables from online payment platforms		3,914,117	3,679,309	504,063
Short-term investments	4	157,415,365	273,791,856	37,509,330
Amounts due from related parties	16	7,428,070	7,569,180	1,036,973
Prepayments and other current assets	5	4,213,015	4,413,466	604,643
Total current assets		294,750,472	415,648,232	56,943,574

Non-current assets
Property, equipment and software, net	6	979,597	879,327	120,467
Intangible assets		21,148	19,170	2,626
Right-of-use assets	7	4,104,889	5,064,351	693,813
Deferred tax assets	15	270,738	15,998	2,192
Other non-current assets	8	47,951,276	83,407,238	11,426,745
Total non-current assets		53,327,648	89,386,084	12,245,843
Total Assets		348,078,120	505,034,316	69,189,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the VIE and its subsidiaries without recourse to the primary beneficiary of RMB94,196,915 and RMB99,001,888 (US$13,563,203) as of December 31, 2023 and 2024, respectively)

Amounts due to related parties	16	1,238,776	801,859	109,854
Customer advances and deferred revenues		2,144,610	2,947,041	403,743
Payable to merchants		74,997,252	91,655,947	12,556,813
Accrued expenses and other liabilities	9	55,351,399	69,141,831	9,472,391
Merchant deposits		16,878,746	16,460,600	2,255,093
Convertible bonds, current portion	10	648,570	5,309,597	727,412
Lease liabilities	7	1,641,548	2,105,978	288,518
Total current liabilities		152,900,901	188,422,853	25,813,824

Non-current liabilities (including amounts of the VIE and its subsidiaries without recourse to the primary beneficiary of RMB239,982 and RMB443,132 (US$60,709) as of December 31, 2023 and 2024, respectively)

Convertible bonds	10	5,231,523	—	—
Lease liabilities	7	2,644,260	3,191,565	437,243
Deferred tax liabilities	15	59,829	106,774	14,628
Total non-current liabilities		7,935,612	3,298,339	451,871
Total liabilities		160,836,513	191,721,192	26,265,695
Commitments and contingencies	20

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 5,503,491,148 and 5,568,585,848 shares issued and outstanding as of December 31, 2023 and 2024, respectively)		177	180	25
Additional paid-in capital		107,293,091	117,829,308	16,142,549
Statutory reserves		105,982	237,680	32,562
Accumulated other comprehensive income	12	4,723,760	7,824,545	1,071,958
Retained earnings		75,118,597	187,421,411	25,676,628
Total shareholders’ equity		187,241,607	313,313,124	42,923,722
Total liabilities and shareholders’ equity		348,078,120	505,034,316	69,189,417

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$

Revenues (including services provided to a related party of RMB10,765, RMB4,272 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	13	130,557,589	247,639,205	393,836,097	53,955,324

Costs of revenues (including services received from related parties of RMB5,353,661, RMB6,031,719 and RMB6,292,953 (US$862,131) for the years ended December 31, 2022, 2023 and 2024, respectively)		(31,462,298)	(91,723,577)	(153,900,374)	(21,084,265)

Sales and marketing expenses (including services received from related parties of RMB2,004,654, RMB1,795,959 and RMB1,302,234 (US$178,405) for the years ended December 31, 2022, 2023 and 2024, respectively)		(54,343,719)	(82,188,870)	(111,300,533)	(15,248,111)
General and administrative expenses		(3,964,935)	(4,075,622)	(7,552,967)	(1,034,752)
Research and development expenses (including services received from related parties of RMB356,789, RMB194,803 and RMB79,242 (US$10,856) for the years ended December 31, 2022, 2023 and 2024, respectively)		(10,384,716)	(10,952,374)	(12,659,361)	(1,734,325)
Total operating expenses		(68,693,370)	(97,216,866)	(131,512,861)	(18,017,188)

Operating profit		30,401,921	58,698,762	108,422,862	14,853,871

Interest and investment income, net		3,997,100	10,238,080	20,553,493	2,815,817
Interest expenses		(51,655)	(43,987)	—	—
Foreign exchange (loss)/gain		(149,710)	35,721	587,866	80,537
Other income, net		2,221,358	2,952,579	3,119,847	427,417

Profit before income tax and share of results of equity investees		36,419,014	71,881,155	132,684,068	18,177,642
Income tax expenses	15	(4,725,667)	(11,849,904)	(20,266,781)	(2,776,538)
Share of results of equity investees		(155,285)	(4,707)	17,225	2,360
Net income		31,538,062	60,026,544	112,434,512	15,403,464

Net income attributable to ordinary shareholders		31,538,062	60,026,544	112,434,512	15,403,464

Earnings per share:	17
Basic		6.24	11.08	20.31	2.78
Diluted		5.48	10.29	19.00	2.60
Shares used in earnings per share computation (in thousands):
Basic		5,057,540	5,416,106	5,536,049	5,536,049
Diluted		5,761,291	5,839,630	5,916,592	5,916,592

Other comprehensive income	12
Foreign currency translation difference, net of tax of nil		5,860,304	1,332,984	2,605,982	357,018
Unrealized (losses)/gains on available-for-sale debt securities, net of tax		(18,166)	68,538	494,803	67,788
Total other comprehensive income		5,842,138	1,401,522	3,100,785	424,806

Comprehensive income		37,380,200	61,428,066	115,535,297	15,828,270

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other	(Accumulated	Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	deficits)/retained	shareholders’
	Notes	shares	shares	capital	reserves	(loss)/income	earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		5,057,542,676	161	95,340,819	—	(2,519,900)	(17,706,533)	75,114,547
Cumulative effect of change in accounting principle	10	—	—	(3,818,926)	—	136,096	1,366,506	(2,316,324)
Balance as of January 1, 2022		5,057,542,676	161	91,521,893	—	(2,383,804)	(16,340,027)	72,798,223
Net income		—	—	—	—	—	31,538,062	31,538,062
Foreign currency translation difference	12	—	—	—	—	5,724,208	—	5,724,208
Net change in unrealized losses on available-for-sale debt securities	12	—	—	—	—	(18,166)	—	(18,166)
Shares issued to depository bank	17	220,805,720	—	—	—	—	—	—
Exercise of share-based awards		241,135,744	9	10,210	—	—	—	10,219
Settlement of share-based compensation with shares held by depository bank		(241,135,744)	—	—	—	—	—	—
Share-based compensation	14	—	—	7,718,365	—	—	—	7,718,365
Appropriation to statutory reserves		—	—	—	5,000	—	(5,000)	—
Balance as of December 31, 2022		5,278,348,396	170	99,250,468	5,000	3,322,238	15,193,035	117,770,911

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other		Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	Retained	shareholders’
	Notes	shares	shares	capital	reserves	income	earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		5,278,348,396	170	99,250,468	5,000	3,322,238	15,193,035	117,770,911
Net income		—	—	—	—	—	60,026,544	60,026,544
Foreign currency translation difference	12	—	—	—	—	1,332,984	—	1,332,984
Net change in unrealized gains on available-for-sale debt securities	12	—	—	—	—	68,538	—	68,538
Conversion of the convertible bonds into ordinary shares		12,642,752	—	955,647	—	—	—	955,647
Shares issued to depository bank	17	212,500,000	—	—	—	—	—	—
Exercise of share-based awards		209,106,852	7	8,182	—	—	—	8,189
Settlement of share-based compensation with shares held by depository bank		(209,106,852)	—	—	—	—	—	—
Share-based compensation	14	—	—	7,078,794	—	—	—	7,078,794
Appropriation to statutory reserves		—	—	—	100,982	—	(100,982)	—
Balance as of December 31, 2023		5,503,491,148	177	107,293,091	105,982	4,723,760	75,118,597	187,241,607

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other		Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	Retained	shareholders’
	Notes	shares	shares	capital	reserves	income	earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024		5,503,491,148	177	107,293,091	105,982	4,723,760	75,118,597	187,241,607
Net income		—	—	—	—	—	112,434,512	112,434,512
Foreign currency translation difference	12	—	—	—	—	2,605,982	—	2,605,982
Net change in unrealized gains on available-for-sale debt securities	12	—	—	—	—	494,803	—	494,803
Conversion of the convertible bonds into ordinary shares	10	8,594,700	1	651,392	—	—	—	651,393
Shares issued to depository bank	17	56,500,000	—	—	—	—	—	—
Exercise of share-based awards		55,964,908	2	1,261	—	—	—	1,263
Settlement of share-based compensation with shares held by depository bank		(55,964,908)	—	—	—	—	—	—
Share-based compensation	14	—	—	9,883,564	—	—	—	9,883,564
Appropriation to statutory reserves		—	—	—	131,698	—	(131,698)	—
Balance as of December 31, 2024		5,568,585,848	180	117,829,308	237,680	7,824,545	187,421,411	313,313,124
Balance as of December 31, 2024 (US$)			25	16,142,549	32,562	1,071,958	25,676,628	42,923,722

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net income	31,538,062	60,026,544	112,434,512	15,403,464
Adjustments to reconcile net income to net cash provided by operating activities:
Interest expenses	51,655	43,987	—	—
Allowance for credit losses	118,384	265,159	329,902	45,196
Depreciation and amortization	2,224,169	786,235	708,763	97,100
Deferred income tax, net	(1,028,586)	801,100	222,176	30,438
Amortization of right-of-use assets	510,915	1,101,970	1,932,124	264,700
Interest and investment gain, net	(606,447)	(1,354,785)	(2,827,453)	(387,359)
Loss on disposal of property and equipment	10,697	1,755	3,858	529
Share-based compensation	7,718,365	7,078,794	9,883,564	1,354,043
Foreign exchange loss/(gain)	149,710	(35,721)	(587,866)	(80,537)
Share of results of equity investees	155,285	4,707	(17,225)	(2,360)
Fair value change of investments	242,236	(1,013,475)	(6,816,454)	(933,850)
Changes in operating assets and liabilities:
Receivables from online payment platforms	86,041	(3,326,421)	48,814	6,687
Amounts due from related parties	(2,068,675)	(1,096,240)	(141,110)	(19,332)
Prepayments and other current assets	758,282	(2,121,308)	(782,012)	(107,135)
Customer advances and deferred revenues	222,891	754,955	802,431	109,933
Amounts due to related parties	(286,616)	(437,615)	(436,917)	(59,857)
Payable to merchants	749,373	11,623,138	16,885,188	2,313,261
Accrued expenses and other liabilities	7,003,998	34,258,159	13,781,239	1,888,023
Merchant deposits	1,480,677	1,820,517	(418,146)	(57,286)
Lease liabilities	(487,068)	(977,788)	(1,879,851)	(257,539)
Short-term investments	—	(13,856,982)	(21,356,654)	(2,925,850)
Other non-current assets	(34,492)	(184,154)	160,409	21,976
Other non-current liabilities	(996)	—	—	—
Net cash generated from operating activities	48,507,860	94,162,531	121,929,292	16,704,245

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term time deposits, held to maturities and other investments	(160,414,453)	(147,131,673)	(210,272,769)	(28,807,251)
Proceeds from sales of short-term time deposits, held to maturities and other investments	141,928,351	130,317,231	147,287,723	20,178,334
Purchase of available-for-sale debt securities	(3,581,868)	(17,318,333)	(13,732,957)	(1,881,407)
Proceeds from sales of available-for-sale debt securities	—	4,206,359	1,140,417	156,236
Purchase of long-term time deposits, held to maturities and other investments	(6,795,838)	(25,051,222)	(43,847,005)	(6,007,015)
Proceeds from sales of long-term time deposits, held to maturities and other investments	7,137,814	—	2,000,000	273,999
Purchase of property, equipment and software and intangible assets	(635,716)	(583,879)	(967,137)	(132,497)
Proceeds from disposal of property and equipment	40	450	540	74
Others	—	129,789	35,152	4,816
Net cash used in investing activities	(22,361,670)	(55,431,278)	(118,356,036)	(16,214,711)

CASH FLOW FROM FINANCING ACTIVITIES
Repurchase of convertible bonds	—	(8,968,817)	(91)	(12)
Others	10,079	8,191	1,255	171
Net cash generated from/(used in) financing activities	10,079	(8,960,626)	1,164	159

Effect of exchange rate changes on cash, cash equivalents and restricted cash	100,177	(291,139)	840,096	115,093
Increase in cash, cash equivalents and restricted cash	26,256,446	29,479,488	4,414,516	604,786
Cash, cash equivalents and restricted cash at beginning of the year	66,043,971	92,300,417	121,779,905	16,683,779
Cash, cash equivalents and restricted cash at end of the year	92,300,417	121,779,905	126,194,421	17,288,565

Supplement disclosure of cash flow information：
Interest received	3,567,738	7,273,373	9,429,226	1,291,799
Income taxes paid	4,881,252	5,764,435	17,492,828	2,396,508

Supplement disclosure of non-cash operating activities：
Recognition of right-of-use assets and lease liabilities	1,068,063	3,918,460	2,968,352	406,663

Supplement disclosure of non-cash investing activities：
Purchase of property, equipment and software included in accrued expenses and other liabilities	136,411	257,211	43,725	5,990

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	34,326,192	59,794,469	57,768,053	7,914,191
Restricted cash	57,974,225	61,985,436	68,426,368	9,374,374
Total cash, cash equivalents and restricted cash in the statements of cash flows	92,300,417	121,779,905	126,194,421	17,288,565

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization

PDD Holdings Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are engaged in the provision of online platforms to help merchants leverage the power of the internet to engage with their customers.

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

The VIE and its subsidiaries contributed to 56.2%, 45.7% and 22.5% of the Group’s consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIE and its subsidiaries accounted for an aggregate of 41.4% and 35.1%, respectively of the consolidated total assets, and 58.7% and 51.9%, respectively of the consolidated total liabilities.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

The following tables represent the financial information for the VIE and its subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Total assets	213,209,549	217,009,461	29,730,173
Total liabilities	143,750,305	124,142,846	17,007,500

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Total revenues	103,631,702	131,868,973	121,108,780	16,591,835
Net income	33,595,051	23,398,906	22,921,391	3,140,218

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash generated from operating activities	25,650,939	49,705,625	15,819,139	2,167,213
Net cash used in investing activities	(43,513,150)	(43,637,362)	(36,090,803)	(4,944,420)
Net cash generated from financing activities	16,710,269	3,390,438	20,020,807	2,742,839
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,151,942)	9,458,701	(250,857)	(34,368)

As of December 31, 2023 and 2024, the total assets of the VIE and its subsidiaries excluding the intra-company balances and transactions within the Group were RMB143,954,687 and RMB177,374,893 (US$24,300,261), respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, property, equipment and software, net, intangible assets, right-of-use assets, deferred tax assets and other non-current assets. As of December 31, 2023 and 2024, the total liabilities of the VIE and its subsidiaries after eliminating the intra-company balances and transactions within the Group were RMB94,436,897 and RMB99,445,020 (US$13,623,912), respectively, which were consisting of amounts due to related parties, customer advances and deferred revenues, lease liabilities, merchant deposits, payable to merchants, accrued expenses and other liabilities and deferred tax liabilities.

For the years ended December 31, 2022, 2023 and 2024, the total revenues of the VIE and its subsidiaries were RMB73,431,914, RMB113,113,671 and RMB88,762,725 (US$12,160,443), respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

As of December 31, 2024, there are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the statutory reserves, which were RMB121,134 and RMB5,889, respectively. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other significant pledges or collateralization of the VIE’s assets.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2993 on December 31, 2024, the last business day in December 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Group’s short-term investments and long-term investments included in other non-current assets primarily consist of time deposits, held-to-maturity debt securities, equity securities, available-for-sale debt securities, equity method investments and other debt investments. The classification of an investment is determined based on the Group’s ability and intent to hold the investment, the nature of the investment, and the degree to which the Group may exercise influence over the investee. All highly liquid investments with original maturities of greater than three months but less than twelve months, and investments that are expected to be realized in cash during the next twelve months are classified as short-term investments, otherwise, as long-term investments included in other non-current assets.

Investments in debt securities that the Group has positive intent and ability to hold to maturity are categorized as “held to maturity”. Equity securities with readily determinable fair value that are not accounted for under the equity method are measured at fair value. Any realized gains or losses on the sale of the held-to-maturity debt securities and equity securities are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized. Realized and unrealized gains and losses and interest income from the investments are recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income.

The Group accounts for available-for-sale debt securities in accordance with ASC Topic 320, Investments-Debt Securities. Available-for-sale debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. The net carrying value of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is computed using the effective interest method and included in interest income.

The Group’s investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting and classified as “equity method investments” in accordance with ASC Subtopics 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships which the Group has significant influence. After the date of investment, the Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investees’ profits or loss into earnings. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Other debt investments consist of investments in convertible bonds which the Group has elected to account for under fair value option. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized and unrealized gains or losses recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income. Other debt investments also include loan investments accounted for at amortized cost. Interest income on loan investments is recognized over the life of the loan and is recorded on an accrual basis in “Interest and investment income, net” in the consolidated statements of comprehensive income.

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
(j)	Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

For all periods presented, there were no impairment of any of the Group’s long-lived assets.

(k)	Fair value of financial instruments

The Group’s financial instruments primarily include cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from/to related parties, merchant deposits, payable to merchants, short-term investments, long-term debt investments included in other non-current assets and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for ones measured at fair value, their carrying amount approximate to their respective fair values because of the general short maturities. The carrying amounts of long - term time deposits and held-to-maturity debt securities approximate to fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of convertible bonds that are not reported at fair value are disclosed in Note 11.

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

Revenues are principally generated from online platform services. Revenues from online platform services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of indirect taxes. Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. The Group also evaluates whether it is appropriate to report revenue as the gross amounts of goods and services sold and the related costs, or the net amounts. Payments for services or goods are generally received before deliveries.

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

Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, the Group further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to the consumers on behalf of merchants and if so, should be recorded as reduction of revenues. If the Group has determined that incentives provided to the consumers are not considered as payments to the merchant-customers, the Group records these incentives as “sales and marketing expenses”.

(m)	Costs of revenues

Costs of revenues consist primarily of payment processing fees paid to third party online payment platforms, costs associated with the operation of the platforms and others, such as costs and expenses attributable to fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services.

(n)	Advertising expenditures and incentive programs

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the advertising expenditures were RMB18,921,293, RMB56,415,274 and RMB68,474,437 (US$9,380,959), and incentive programs recognized in sales and marketing expenses were RMB31,050,125, RMB20,013,537 and RMB35,843,202 (US$4,910,499), respectively.

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

(p)	Credit loss

The Group follows Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Group’s allowance for credit losses as of December 31, 2023 and 2024 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(q)	Leases

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s lease portfolio consisted entirely of operating leases as of December 31, 2022, 2023 and 2024. The Group’s leases do not contain any residual value guarantees or material restrictive covenants. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

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

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expenses.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(s)	Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (‘‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, the Group elected to account for forfeitures as they occurred.

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

(u)	Comprehensive income

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

(v)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted share units (‘‘RSUs’’) and shares issuable upon the exercise of share options using the treasury stock method, and conversion of convertible bonds using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(w)	Segment reporting

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which improved the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses enabling investors to better understand an entity’s overall performance and assess potential future cash flows. ASU 2023-07 requires entities with a single reportable segment to provide all the disclosures required by the amendments in ASU 2023-07 and all existing segment disclosures in Segment Reporting (Topic 280). ASU 2023-07 is effective for annual periods on January 1, 2024, and interim periods beginning on January 1, 2025. The Group adopted this standard for its 2024 annual financial statements and applied this standard retrospectively for all prior periods presented in the financial statements. ASU 2023-07 has no material impact on the Group’s consolidated financial statements.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(w)	Segment reporting (Continue)

The Group operates and manages its business as a single segment and has one operating and reportable segment, the provision of e-commerce services. The Group’s Co-Chief Executive Officers are the chief operating decision-makers (“CODMs”). When making decisions about allocating resources and assessing the performance of the Group as a whole, the CODMs review operating metrics and consolidated financial statements.

The Group concluded that consolidated net income reported in the consolidated statements of comprehensive income is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CODMs refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CODMs are those presented in the consolidated statements of comprehensive income. As substantially all of the Group’s long-lived assets are located in the PRC, and substantially all of the Group’s revenues are derived from within the PRC, no geographical segments are presented.

(x)	Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires greater disaggregation of information in the effective tax rate reconciliation, income taxes paid disaggregated by jurisdiction, and certain other amendments related to income tax disclosures. This guidance will be effective for fiscal years beginning after December 15, 2024. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group is evaluating the disclosure impact of adopting ASU 2024-03.

(y)	Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

3.	Concentration of Risks
(a)	Concentration of credit risk

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties, short-term investments, and long-term debt investments included in other non-current assets. As of December 31, 2023 and 2024, a majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 16) are unsecured and derived from transactions on the Group’s online platforms to consumers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

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

(i)Business supplier risk - the purchases from Tencent and its affiliates (“Tencent Group”) accounted for over 10% of the total purchases of the Group for the year ended December 31, 2022. Please refer to Note 16 for disclosure of the related party transactions.
(ii)Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2022, 2023 and 2024.
(iii)Economic risk - the Group’s operations could be adversely affected by significant political, economic and social changes.
(c)	Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the US$ against RMB was approximately 9.2%, 1.7% and 1.5% for the years ended December 31, 2022, 2023 and 2024, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments and long-term debt investments, are denominated in US$. It is difficult to predict how market forces or PRC or United States government policy may impact the exchange rate between the RMB and the US$ in the future.

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

4.	Short-term Investments

Classification of short-term investments as of December 31, 2023 and 2024 were shown as below:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Time deposits and held-to-maturity debt securities	139,740,216	210,368,027	28,820,302
Equity securities	17,151,086	44,479,404	6,093,653
Available-for-sale debt securities	—	6,319,014	865,701
Other debt investments	524,063	12,625,411	1,729,674
	157,415,365	273,791,856	37,509,330

The gross unrecognized holding gains or losses on the time deposits and held-to-maturity debt securities were nil as of December 31, 2023 and 2024.

The costs of equity securities were RMB15,351,531 and RMB35,737,847 (US$4,896,065), with net unrealized gains of RMB1,799,555 and RMB8,741,557 (US$1,197,588) as of December 31, 2023 and 2024, respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.	Short-term Investments (Continued)

For the years ended December 31, 2022, 2023 and 2024, interest income related to time deposits and held-to-maturity debt securities were RMB2,442,413, RMB5,750,934 and RMB7,314,780 (US$1,002,121), respectively.

As of December 31, 2024, available-for-sale debt securities include government bonds purchased from financial institutions with maturities within one year. The following table summarizes the details of available-for-sale debt securities:

As of December 31, 2024
				Fair Value	Fair Value
		Gross	Gross	(Net	(Net
	Amortized	Unrealized	Unrealized	Carrying	Carrying
	Cost	Gains	Losses	Amount)	Amount)
	RMB	RMB	RMB	RMB	US$
Due in 1 year	6,289,405	29,613	(4)	6,319,014	865,701

Other debt investments include the Group’s investments in convertible bonds issued by a third party in 2020, which is accounted for under the fair value option. As of December 31, 2023 and 2024, the fair value was RMB524,063 and RMB506,126 (US$69,339), respectively. Unrealized losses of RMB221,640, RMB749,967 and RMB25,485 (US$3,491) were recorded for the years ended December 31, 2022, 2023 and 2024, respectively.

Other debt investments also include loan investments, as of December 31, 2023 and 2024, the carrying amounts for the loan investments, net of allowance for credit losses, were nil and RMB12,119,285 (US$1,660,335).

5.	Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Prepayments	1,326,294	1,357,173	185,932
Value-added tax (“VAT”)	871,593	699,033	95,767
Interest receivables	367,001	205,041	28,091
Rental and other deposits	119,455	552,878	75,744
Others	1,528,672	1,599,341	219,109
	4,213,015	4,413,466	604,643

6.	Property, Equipment and Software, Net

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
At cost:
Computer equipment, office equipment and purchased software	4,149,947	4,675,976	640,605
Leasehold improvements	69,691	128,743	17,638
	4,219,638	4,804,719	658,243
Less: accumulated depreciation	(3,240,041)	(3,925,392)	(537,776)
	979,597	879,327	120,467

For the years ended December 31, 2022, 2023 and 2024, the Group recorded depreciation expenses of RMB1,615,551, RMB672,020 and RMB705,069 (US$96,594), respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.	Leases

The Group has operating leases mainly for offices and warehouses. For the years ended December 31, 2022, 2023 and 2024, operating lease costs were RMB557,477, RMB1,200,344 and RMB2,095,867 (US$287,133), respectively; and short-term lease costs were RMB174,402, RMB178,288 and RMB118,554 (US$16,242), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the years ended December 31, 2022, 2023 and 2024.

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized in the consolidated balance sheets was as below:

	As of December 31, 2024
	RMB	US$

2025	2,253,211	308,689
2026	1,583,712	216,968
2027	939,852	128,759
2028	531,731	72,847
2029 and after	290,880	39,850
Total undiscounted cash flows	5,599,386	767,113
Less: imputed interest	(301,843)	(41,352)
Present value of lease liabilities	5,297,543	725,761

As of December 31, 2024, the Company did not have any significant operating leases that had not yet commenced.

As of December 31, 2022, 2023 and 2024, the weighted average remaining lease term was 2.87 years, 3.07 years and 3.09 years, respectively, and the weighted average discount rate was 4.05%, 3.44% and 3.42% for the Company’s operating leases, respectively.

Other supplemental information related to leases is summarized below:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Cash payments for operating leases	534,784	1,075,598	2,041,347	279,663
ROU assets obtained in exchange for new operating lease liabilities	1,068,063	3,918,460	2,968,352	406,663

8.	Other Non-current Assets

Other non-current assets mainly include time deposits, held-to-maturity debt securities, available-for-sale debt securities, and equity method investments.

Time deposits and held-to-maturity debt securities represent the time deposits made in financial institutions and debt securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of December 31, 2023 and 2024, the carrying amounts for the investments, net of allowance for credit losses, were RMB28,784,997 and RMB57,309,555 (US$7,851,377), respectively. As of December 31, 2023 and 2024, the allowance for credit losses was RMB40,466 and RMB42,902 (US$5,878), respectively. The gross unrecognized holding gains or losses on the investments were nil as of December 31, 2023 and 2024. Interest income recorded on these time deposits and held-to-maturity debt securities in the consolidated statements of comprehensive income were RMB151,299, RMB336,789 and RMB1,676,942 (US$229,740) for the years ended December 31, 2022, 2023 and 2024, respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.	Other Non-current Assets (Continued)

The following table summarizes the net carrying amount of long-term time deposits and held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$

Due in 1 year through 2 years	11,510,069	40,641,146	5,567,814
Due in 2 years through 3 years	17,274,928	16,668,409	2,283,563
	28,784,997	57,309,555	7,851,377

As of December 31, 2023 and 2024, available-for-sale debt securities include government bonds purchased from financial institutions, with maturities of greater than twelve months. The following table summarizes the details of available-for-sale debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31, 2023
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
	Cost	Gains	Losses	Amount)
	RMB	RMB	RMB	RMB

Due in 1 year through 5 years	14,140,990	43,561	—	14,184,551
Due in 5 years through 10 years	2,608,225	29,958	(6,357)	2,631,826
	16,749,215	73,519	(6,357)	16,816,377

	As of December 31, 2024
				Fair Value	Fair Value
		Gross	Gross	(Net	(Net
	Amortized	Unrealized	Unrealized	Carrying	Carrying
	Cost	Gains	Losses	Amount)	Amount)
	RMB	RMB	RMB	RMB	US$

Due in 1 year through 5 years	20,635,590	396,362	—	21,031,952	2,881,366
Due in 5 years through 10 years	2,607,675	215,569	—	2,823,244	386,782
	23,243,265	611,931	—	23,855,196	3,268,148

For available-for-sale debt securities where the fair value is below the amortized cost basis of its investments, the Group does not intend to sell these debt securities and considers the decline in fair value below the amortized cost basis is not the result of a credit loss as of December 31, 2023 and 2024. Hence, no allowance for credit loss was recorded as of December 31, 2023 and 2024.

Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds to make strategic investments. As of December 31, 2023 and 2024, the carrying amount for the investments was RMB1,922,988 and RMB1,809,260 (US$247,868), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2023 and 2024. There was no impairment on these investments during the years ended December 31, 2022, 2023 and 2024.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Accrued advertising and marketing expenses	13,485,287	11,070,464	1,516,647
VAT and other tax payable	16,928,603	22,805,311	3,124,315
Payroll payable	3,200,108	4,026,851	551,676
Accounts payable	16,905,439	28,280,328	3,874,389
Others	4,831,962	2,958,877	405,364
	55,351,399	69,141,831	9,472,391

10.	Convertible Bonds
(a)	2024 Convertible Bonds

In September 2019, the Company issued US$1,000,000 principal amount 0.00% convertible senior notes including US$125,000 sold upon the exercise of the over-allotment option (the “2024 Notes”). The 2024 Notes matured on October 1, 2024.

Holders had the right to convert their 2024 Notes at their option prior to the close of business on the business day immediately preceding April 1, 2024 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2019 (and only during such calendar quarter), if the last reported sale price of the Company’s American Depositary Shares (the “ADSs”), each representing four Class A ordinary shares of the Company, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter was greater than or equal to 130% of the conversion price on each applicable trading day (the “2024 Price Condition”); (2) during the five-business-day-period after any ten-consecutive-trading-day-period (the “measurement period”) in which the trading price per US$1,000 principal amount of the 2024 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company called the 2024 Notes for a tax redemption; (4) if the Company called the 2024 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after April 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders had the right to convert their 2024 Notes at any time. Upon conversion, the Company paid or delivered, as the case was, cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion rate of the 2024 Notes was 23.4680 of the Company’s ADS per US$1,000 principal amount of the 2024 Notes (which was equivalent to an initial conversion price of approximately US$42.61 per ADS). The conversion rate was subject to adjustment in some events. In addition, following certain corporate events that occurred prior to the maturity date, if a make-whole fundamental change occurred prior to the maturity date of the 2024 Notes, or under certain circumstances upon a tax redemption or the Company’s optional redemption, the Company would, in certain circumstances, increase the conversion rate for a holder who elected to convert its 2024 Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case was.

The Company could not redeem the 2024 Notes prior to October 1, 2022 unless certain tax-related events occur. On or after October 1, 2022, the Company could redeem for cash all or part of the 2024 Notes, at its option, if the last reported sale price of the Company’s American Depositary Shares had been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provided notice of redemption; and (ii) the trading day immediately preceding the date the Company sent such notice. Holders of the 2024 Notes had the right to require the Company to repurchase all or part of their 2024 Notes in cash on October 1, 2022 (the “Repurchase Date”) or in the event of certain fundamental changes. No sinking fund was provided for the 2024 Notes.

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

Holders may convert their 2025 Notes at their option prior to the close of business on the business day immediately preceding June 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ADS, par value US$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business-day period after any ten-consecutive-trading-day period (the ‘‘measurement period’’) in which the ‘‘trading price’’ (as defined below) per US$1,000 principal amount of 2025 Notes for each trading day of the measurement period is less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2025 Notes for a tax redemption; (4) if the Company calls the 2024 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after June 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2025 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

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

The Company may not redeem the 2025 Notes prior to December 6, 2023 unless certain tax-related events occur. On or after December 6, 2023, the Company may redeem for cash all or part of the 2025 Notes, at its option, if the last reported sale price of its ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provide notice of redemption and (ii) the trading day immediately preceding the date the Company send such notice. Holders of the 2025 Notes had the right to require the Company to repurchase all or part of their 2025 Notes in cash on December 1, 2023 (the “Repurchase Date”) or in the event of certain fundamental changes. No sinking fund is provided for the 2025 Notes.

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

On December 1, 2023, the Repurchase Date of 2025 Notes, certain holders required the Company to repurchase their notes, and US$1,261,366 in aggregate principal amount was repaid in cash. As of December 31, 2023 and 2024, the principal amount of the Notes was US$830,205 and US$738,634, debt discount was fully amortized, and net carrying amount of the Notes were RMB5,880,093 and RMB5,309,597 (US$727,412), respectively.

For the years ended December 31, 2022, 2023 and 2024, the amounts of interest cost recognized relating to the amortization of the discount on the Notes were RMB51,655, RMB43,987 and nil, respectively. The amounts repayable within the next twelve months were classified as “Convertible bonds, current portion” in the consolidated balance sheets.

For the year ended December 31, 2024, holders of US$91,558 in aggregate principal amount of the 2024 Notes exercised their right to convert their notes into shares under the 2024 Price Condition at its initial conversion price. As a result, the Company issued 8,594,700 ordinary shares.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	Fair Value Measurement

In accordance with ASC 820, the Company measures investments in money market funds, available-for-sale debt securities, convertible bonds and equity securities on a recurring basis. The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurement
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB

Recurring
As of December 31, 2023:
Cash equivalents:
Money market funds	23,593,093	—	—
Short-term investments:
Equity securities	15,664,769	1,486,317	—
Investments in convertible bonds	—	—	524,063
Other non-current assets:
Available-for-sale debt securities	—	16,816,377	—
	39,257,862	18,302,694	524,063

	Fair Value Measurement
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2024:
Cash equivalents:
Money market funds	31,335,350	—	—
Short-term investments:
Equity securities	44,479,404	—	—
Available-for-sale debt securities	—	6,319,014	—
Investments in convertible bonds	—	—	506,126
Other non-current assets:
Available-for-sale debt securities	—	23,855,196	—
	75,814,754	30,174,210	506,126

Investments in convertible bonds are classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the expected credit loss model. Key inputs and parameters include probability of default which is the likelihood that a borrower will default on a credit obligation over a specific time horizon, and loss given default which is an estimate of the loss from a transaction given that a default occurs.

Certain equity securities and available-for-sale debt securities are classified under level 2 in the fair value hierarchy, with the fair value determined primarily based on quoted prices of similar assets.

The Group values its money market funds and certain equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	Fair Value Measurement (Continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB

Balance as of January 1, 2023	1,233,284
Net unrealized fair value	(749,967)
Foreign currency translation difference	40,746
Balance as of December 31, 2023	524,063
Net unrealized fair value	(25,485)
Foreign currency translation difference	7,548
Balance as of December 31, 2024	506,126

As of December 31, 2023 and 2024, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of time deposits and held-to-maturity debt investments and loan investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value disclosure
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2023:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	139,740,216	—
Convertible bonds, current portion	—	2,229,777	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	28,784,997	—
Convertible bonds	—	5,413,685	—
As of December 31, 2024:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	210,368,027	—
Loan investments	—	12,119,285	—
Convertible bonds, current portion	—	5,099,337	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	57,309,555	—

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	Accumulated Other Comprehensive Income

		Net change in
		unrealized
		(losses)/gains on
	Foreign currency	available-for-
	translation	sale debt
	difference	securities	Total
	RMB	RMB	RMB
Balances as of December 31, 2021	(2,519,900)	—	(2,519,900)
Cumulative effect of accounting change	136,096	—	136,096
Balances as of January 1, 2022	(2,383,804)	—	(2,383,804)
Other comprehensive income/(loss)	5,724,208	(18,166)	5,706,042
Balances as of December 31, 2022	3,340,404	(18,166)	3,322,238
Other comprehensive income	1,332,984	68,538	1,401,522
Balances as of December 31, 2023	4,673,388	50,372	4,723,760
Other comprehensive income	2,605,982	494,803	3,100,785
Balances as of December 31, 2024	7,279,370	545,175	7,824,545
Balances as of December 31, 2024 (US$)	997,269	74,689	1,071,958

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

13.	Revenues

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Online marketing services and others	102,931,095	153,540,553	197,934,192	27,116,873
Transaction services	27,626,494	94,098,652	195,901,905	26,838,451
	130,557,589	247,639,205	393,836,097	53,955,324

Contract liabilities were mainly related to considerations received in advance for online platform services, for which control of the services occur at a later point in time. Balances of contract liabilities were RMB5,931,850 and RMB8,633,670 (US$1,182,808) as of December 31, 2023 and 2024, respectively, which were included in “Customer advances and deferred revenues” and “Payable to merchants” in the consolidated balance sheets.

During the year ended December 31, 2024, revenues of RMB5,426,188 (US$743,385) were recognized from the carrying value of contract liabilities as of December 31, 2023. During the year ended December 31, 2023, revenues of RMB1,811,993 were recognized from the carrying value of contract liabilities as of December 31, 2022.

14.	Share-Based Compensation

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	Share-Based Compensation (Continued)

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

(a)	Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	share options	price	fair value	value	term
		US$	US$	US$	Years
Outstanding as of December 31, 2023	415,445,632	0.0065	10.4340	15,193,262	15.71
Granted	11,047,000	0.0065	30.9747
Forfeited	(8,614,000)	0.0065	7.9589
Exercised	(27,456,108)	0.0065	4.5281
Outstanding as of December 31, 2024	390,422,524	0.0065	11.4851	9,464,232	14.93
Vested and expected to vest as of December 31, 2024	390,422,524	0.0065	11.4851	9,464,232	14.93
Exercisable as of December 31, 2024	291,135,489	0.0065	7.0678	7,057,415	13.70

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 was RMB32,530,282, RMB24,817,686 and RMB6,053,177 (US$829,282), respectively. The total fair value of vested options for the years ended December 31, 2022, 2023 and 2024 was RMB4,770,523, RMB3,285,026, and RMB6,609,570 (US$905,507), respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2022, 2023 and 2024 was US$13.4311, US$24.5402 and US$30.9747, respectively.

As of December 31, 2024, total unrecognized share-based compensation expenses relating to unvested awards was RMB18,280,958 (US$2,504,481), which is expected to be recognized over a weighted-average period of 2.39 years.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	Share-Based Compensation (Continued)
(a)	Share options: (Continued)

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2022	2023	2024

Risk-free interest rates	1.52%-4.08%	3.81%-5.13%	4.14%-4.85%
Expected volatility	46.29%-50.26%	50.31%-50.55%	50.22%-50.39%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$10.6625-$17.8550	$17.1475-$36.3175	$24.0275-$36.4100
Fair value of share option	$10.6560-$17.8485	$17.1425-$36.3127	$24.0226-$36.4051

(b)	RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
		average grant
	Number of RSUs	date fair value
		US$
Outstanding as of December 31, 2023	88,462,616	18.8600
Granted	12,748,476	30.6378
Vested	(28,508,800)	18.7268
Forfeited	(4,960,944)	18.3092
Outstanding as of December 31, 2024	67,741,348	21.1730

The total fair value of the RSUs vested during the years ended December 31, 2022, 2023 and 2024 was RMB1,539,004, RMB2,765,817, and RMB3,797,104 (US$520,201), respectively. The weighted average grant date fair value of the RSUs granted during the years ended December 31, 2022, 2023, and 2024 was US$13.0177, US$23.3860 and US$30.6378, respectively.

As of December 31, 2024, RMB4,776,107 (US$654,324) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 2.11 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)	Share-based compensation expenses by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Costs of revenues	33,788	132,470	412,721	56,543
Sales and marketing expenses	2,158,676	2,354,097	2,216,792	303,699
General and administrative expenses	3,004,327	2,289,272	4,742,816	649,763
Research and development expenses	2,521,574	2,302,955	2,511,235	344,038
	7,718,365	7,078,794	9,883,564	1,354,043

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Income Taxes

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

Shanghai Xunmeng Information Technology Co., Ltd., a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) and was eligible for a preferential tax rate of 15% from 2018 to 2026. Walnut Street (Shanghai) Information Technology Co., Ltd., a subsidiary of the Company, was recognized as HNTE and was eligible for a preferential tax rate of 15% from 2021 to 2026.

Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd., a subsidiary of the Company established in April 2018, located in Qianhai District, Shenzhen, Guangdong Province, was eligible for a preferential tax rate of 15% for companies that are located in Qianhai District which operate in certain encouraged industries. The preferential tax rate is applicable from 2014 to 2025.

Dividends, interests, rent or royalties payable by the Company’s mainland China subsidiaries, to non-mainland China resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to 10% withholding tax, unless the respective non-mainland Chinese resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with mainland China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s profit before income taxes consisted of:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Non-PRC	(7,902,201)	(1,495,542)	6,375,022	873,374
PRC	44,165,930	73,371,990	126,326,271	17,306,628
	36,263,729	71,876,448	132,701,293	18,180,002

The Group’s income taxes consisted of:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current income tax	5,754,253	11,048,804	20,044,605	2,746,100
Deferred income tax (benefit)/expense	(1,028,586)	801,100	222,176	30,438
	4,725,667	11,849,904	20,266,781	2,776,538

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Income Taxes (Continued)

Reconciliation of difference between the mainland China statutory income tax rate and the Group’s effective tax rate for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the years ended December 31,
	2022	2023	2024
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of different tax rates in different jurisdictions	5.6%	(4.4)%	(6.6)%
Tax effect of preferential tax rates	(12.3)%	(4.2)%	(2.7)%
Tax effect of non-deductible expenses	0.9%	0.4%	0.1%
Tax effect of non-taxable income	(0.3)%	(0.0)%	(0.1)%
Tax effect of tax rate changes on deferred taxes	1.5%	0.2%	0.2%
Tax effect of additional deduction of research and development expenses	(1.2)%	(1.0)%	(0.5)%
Change in valuation allowance	(6.2)%	0.5%	(0.1)%
Effective tax rate	13.0%	16.5%	15.3%

The significant components of the Group’s deferred tax balances were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	740,304	677,299	92,790
Carryforwards of non-deductible advertising expenses and donations	346,089	31,360	4,296
Others	156,199	164,982	22,603
Less: valuation allowance	(860,933)	(715,258)	(97,990)
Total deferred tax assets	381,659	158,383	21,699
Total deferred tax liabilities	(170,750)	(249,159)	(34,135)

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2024, management recorded full valuation allowance against deferred tax assets in entities that were in a cumulative loss with no forecast profits in the foreseeable future.

As of December 31, 2023 and 2024, the Group had tax losses of RMB2,244,328 and RMB2,211,586 (US$302,986) derived from entities in mainland China, which, generally, can be carried forward for five years to offset future taxable profit and, the period was extended to ten years for entities qualified as HNTEs. The mainland China tax losses will expire from December 31, 2025 to 2029 if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.

The Group plans to indefinitely reinvest a majority of its undistributed earnings. As of December 31, 2024, the total amount of temporary differences related to foreign undistributed earnings amounted to RMB102,894,911 (US$14,096,545) and the determination of the associated deferred tax liabilities was not practicable.

As of December 31, 2023 and 2024, the Group did not have significant unrecognized tax benefits. It is possible the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change is not determinable.

As of December 31, 2024, the tax years ended December 31, 2019 through period ended as of the reporting dates for mainland China subsidiaries remain open to examination by the PRC tax authorities.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	Related Party Transactions
(a)	Related parties

Names of related parties	Relationship with the Group
Tencent Group	A shareholder of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
Shanghai Fufeitong Information Service Co., Ltd. and its affiliates (“Fufeitong Group”)	Company controlled by one of the executive officers of the Company

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Services provided to:
Fufeitong Group	10,765	4,272	—	—

Services received from:
Tencent Group	7,061,132	7,182,496	6,772,163	927,782
Fufeitong Group	653,972	839,985	902,266	123,610

(c)	The Group had the following significant related party balances as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Amounts due from related parties:
Current:
Tencent Group*	3,516,220	3,427,778	469,604
Ningbo Hexin Equity Investment Partnership **	710,632	710,632	97,356
Fufeitong Group***	3,201,218	3,430,770	470,013

Amounts due to related parties:
Current:
Tencent Group	1,112,583	669,635	91,739
Fufeitong Group	126,193	132,224	18,115

*The balance primarily represents receivables due from the online payment platform operated by Tencent Group.

**The balance represents loans to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

***The balance primarily represents receivables due from the online payment platform operated by Fufeitong Group.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the following periods:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Numerator:
Net income	31,538,062	60,026,544	112,434,512	15,403,464
Net income attributable to ordinary shareholders – basic	31,538,062	60,026,544	112,434,512	15,403,464
Dilution effect arising from convertible bonds	51,655	43,987	—	—
Net income attributable to ordinary shareholders – diluted	31,589,717	60,070,531	112,434,512	15,403,464

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic	5,057,540	5,416,106	5,536,049	5,536,049
Adjustments for dilutive RSUs and share options	640,545	387,224	364,270	364,270
Conversion of convertible bonds to Class A ordinary shares	63,206	36,300	16,273	16,273
Weighted-average number of ordinary shares outstanding – diluted	5,761,291	5,839,630	5,916,592	5,916,592

Earnings per share – basic	6.24	11.08	20.31	2.78
Earnings per share – diluted	5.48	10.29	19.00	2.60

During the years ended December 31, 2022, 2023 and 2024, the Company issued 220,805,720, 212,500,000 and 56,500,000 ordinary shares to its share depositary bank, respectively. No consideration was received by the Company for the issuance. As of December 31, 2024, 536,121,584 out of the total 542,455,720 ordinary shares were used to settle share-based compensation. The remaining 6,334,136 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

18.	Restricted Net Assets

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

Foreign exchange and other regulations in mainland China may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s mainland China subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024, restricted net assets of the Company’s mainland China subsidiaries, the VIE and subsidiaries of the VIE were RMB104,359,403 (US$14,297,180).

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	Employee Contribution Plan

As stipulated by the regulations of mainland China, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB1,131,829, RMB1,546,308 and RMB1,895,048 (US$259,621) for the years ended December 31, 2022, 2023 and 2024, respectively.

20.	Commitments and Contingencies
(a)	Operating lease commitments

The Company leases offices and warehouses for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 7.

(b)	Investment commitments

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have a contractual maturity date. As of December 31, 2024, the total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB115,152 (US$15,776).

(c)	Contingencies

The Group is involved in claims, proceedings, and litigation on an ongoing basis. The outcomes of legal proceedings to which the Group is a party and other contingencies are inherently unpredictable, subject to significant uncertainties, and could be material to the Group’s operating results and cash flows for a particular period. The Group evaluates, on a regular basis, developments in legal proceedings it is subject to and other contingencies that could affect the amount of liability. To the best knowledge and judgment of management to date, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made as of December 31, 2024.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash, cash equivalents and short-term investments	3,116	10,242	1,403
Others	70	73	10
Total current assets	3,186	10,315	1,413
Non-current assets
Investments in subsidiaries, the VIE and subsidiaries of the VIE	193,146,679	318,641,783	43,653,746
Total non-current assets	193,146,679	318,641,783	43,653,746
Total assets	193,149,865	318,652,098	43,655,159

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible bonds, current portion	648,570	5,309,597	727,412
Others	28,165	29,377	4,025
Total current liabilities	676,735	5,338,974	731,437

Non-current liabilities
Convertible bonds	5,231,523	—	—
Total non-current liabilities	5,231,523	—	—
Total liabilities	5,908,258	5,338,974	731,437

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized; 5,503,491,148 and 5,568,585,848 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	177	180	25
Additional paid-in capital	107,293,091	117,829,308	16,142,549
Statutory reserves	105,982	237,680	32,562
Accumulated other comprehensive income	4,723,760	7,824,545	1,071,958
Retained earnings	75,118,597	187,421,411	25,676,628
Total shareholders’ equity	187,241,607	313,313,124	42,923,722
Total liabilities and shareholders’ equity	193,149,865	318,652,098	43,655,159

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	Condensed Financial Information of the Company (Continued)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Costs of revenues	(605,611)	(111,208)	—	—

General and administrative expenses	(54,605)	(45,183)	(47,546)	(6,514)
Total operating expenses	(54,605)	(45,183)	(47,546)	(6,514)
Operating loss	(660,216)	(156,391)	(47,546)	(6,514)

Interest income	11,693	6,269	375	51
Interest expenses	(51,655)	(43,987)	—	—
Other (loss)/income, net	(14)	107,664	(19)	(3)
Share of results from subsidiaries, the VIE and subsidiaries of the VIE	32,238,254	60,112,989	112,481,702	15,409,930
Profit before income tax	31,538,062	60,026,544	112,434,512	15,403,464
Income tax expenses	—	—	—	—
Net income	31,538,062	60,026,544	112,434,512	15,403,464

Other comprehensive income
Foreign currency translation difference, net of tax of nil	5,860,304	1,332,984	2,605,982	357,018
Unrealized (losses)/gains on available-for-sale debt securities, net of tax	(18,166)	68,538	494,803	67,788
Total other comprehensive income	5,842,138	1,401,522	3,100,785	424,806
Comprehensive income	37,380,200	61,428,066	115,535,297	15,828,270

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(24,202)	71,615	(46,208)	(6,331)

CASH FLOW FROM INVESTING ACTIVITIES
Cash received from subsidiaries, the VIE and subsidiaries of the VIE, net	65,707	8,816,124	51,909	7,112
Others	—	—	(7,363)	(1,009)
Net cash generated from investing activities	65,707	8,816,124	44,546	6,103

CASH FLOW FROM FINANCING ACTIVITIES
Repurchase of convertible bonds	—	(8,968,817)	(91)	(12)
Others	10,079	8,191	1,255	171
Net cash generated from/(used in) financing activities	10,079	(8,960,626)	1,164	159

Exchange rate effect on cash, cash equivalents and restricted cash	7,700	14,450	231	32
Increase/(decrease) in cash, cash equivalents and restricted cash	59,284	(58,437)	(267)	(37)
Cash, cash equivalents and restricted cash at beginning of the year	2,269	61,553	3,116	427
Cash, cash equivalents and restricted cash at end of the year	61,553	3,116	2,849	390

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	Condensed Financial Information of the Company (Continued)

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

The parent company records its investments in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries, the VIE and subsidiaries of the VIE’’ and their respective income as ‘‘Share of results from subsidiaries, the VIE and subsidiaries of the VIE’’ on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIE and subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net income/(loss) not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.