Form 20-F
period 2025-12-31
PDD Holdings Inc.
filed 2026-04-29
CIK 1737806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,693,585,848 Class A ordinary shares, par value US$0.000005 per share, and no Class B ordinary shares were outstanding as of December 31, 2025.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a buyer on our platforms in that period, regardless of whether the buyer returns the merchandise or the merchant refunds the purchase price;
●	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares, par value US$0.000005 each;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“our platforms” are to the Pinduoduo platform and the Temu platform;
●	“PDD Holdings,” “we,” “us,” “our company,” “the Company,” and “our” are to PDD Holdings Inc., our Cayman Islands holding company, its direct and indirect subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE (as defined below);
●	“Pinduoduo” or “Pinduoduo platform” are to our Pinduoduo mobile app and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Pinduoduo mobile app and through social networks and access points;
●	“RMB” and “Renminbi” are to the legal currency of the Chinese mainland;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.000005 per share;
●	“Temu” or “Temu platform” are to our Temu mobile app and website and a variety of related features, functionalities, tools and services that we provide to buyers and merchants via the Temu mobile app and website;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“VIE” are to Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP.

Our reporting currency is Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Temu was founded in September 2022 in Boston, Massachusetts, the United States. Following its initial launch in North America in September 2022, Temu expanded to Oceania in March 2023 and Europe in April 2023 and then to other countries and regions worldwide. As of the end of 2025, Temu was serving consumers in various countries and regions, including the United States, Japan, Germany, the United Kingdom, France, Canada and Italy, which are among the world’s largest economies. Although at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu empowers merchants with value-added services that enable a broader market reach.

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

Our revenues primarily consist of (i) transaction services and (ii) online marketing services and others provided to third-party merchants who sell their products on our platforms. For the fiscal year ended December 31, 2025, substantially all of our revenues were derived from third-party merchants in China.

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

Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations through (i) our subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries, through which we conduct certain of our operations in the Chinese mainland. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries.

The VIE structure allows foreign investors to have exposure to China-based operating companies that are subject to restrictions on direct foreign investment under Chinese law. In particular, certain PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services businesses in the Chinese mainland, such as those providing internet content-related services and online data processing and transaction processing services. Accordingly, we operate these businesses in the Chinese mainland through the VIE and its subsidiaries, and rely on contractual arrangements among Hangzhou Weimi, the VIE and its shareholders to direct the business operations of the VIE and its subsidiaries. Shanghai Xunmeng was established in January 2014 and holds the VATS Licenses covering (i) internet data center services (limited to internet resources cooperation services), (ii) online data processing and transaction processing business (operating e-commerce), (iii) internet content-related services, (iv) call center business within the Chinese mainland, and (v) information services.

The VIE structure consists of a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letters, exclusive consulting and services agreement and exclusive option agreement, that have been entered into by and among Hangzhou Weimi, the VIE, the VIE’s shareholders and, as applicable, their spouses. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and we have consolidated their financial results in our consolidated financial statements. Revenues contributed by the VIE and its subsidiaries accounted for 45.7%, 22.5% and 13.1% of our total revenues for 2023, 2024 and 2025, respectively. Cash held by the VIE and its subsidiaries, as well as our Chinese mainland subsidiaries, may not be available to fund operations or for other use outside of the Chinese mainland due to regulatory restrictions and limitations on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of the VIE and its subsidiaries, as well as our Chinese mainland subsidiaries, to pay us or satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

Agreements that allow us to receive economic benefits from the VIE

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Hangzhou Weimi and Hangzhou Aimi, dated June 5, 2015, Hangzhou Weimi has the exclusive right to provide to Hangzhou Aimi consulting and services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Hangzhou Weimi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Hangzhou Aimi agrees to pay Hangzhou Weimi service fees at an amount as determined by Hangzhou Weimi. This agreement will remain effective for a ten-year term and then be automatically renewed for another ten years, unless Hangzhou Weimi gives Hangzhou Aimi a termination notice 90 days before the term ends.

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

However, the use of these contractual arrangements involves unique risks to investors. The contractual arrangements do not, and may never, provide holders of our ADSs with direct or indirect equity ownership in the VIE and its subsidiaries. Although the contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE, our ability to direct the activities of, as well as any economic benefits that we may derive from, the VIE depend on the enforceability of the contractual arrangements that we have entered into with the VIE and its shareholders. Although King & Wood, our PRC legal counsel, has advised us that these contractual arrangements are legal, valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations, they have also advised us that there are uncertainties regarding the interpretation and application of the current and future PRC laws and regulations over the validity of our contractual arrangements with the VIE. As of the date of this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

The PRC governmental authorities have promulgated PRC laws and regulations relating to listings outside of the Chinese mainland. Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of the date of this annual report, a special purpose vehicle incorporated outside of the Chinese mainland that (i) was formed for listing purposes through the acquisition of Chinese mainland companies and (ii) is controlled by Chinese mainland persons or entities must obtain the approval of the China Securities Regulatory Commission, or the CSRC, before it can list its securities on a stock exchange outside of the Chinese mainland. Based on the advice of King & Wood, our PRC legal counsel, we are of the view that none of us, our Chinese mainland subsidiaries, the VIE or its subsidiaries is required under the M&A Rules to obtain any permission from the CSRC for our previous securities offerings because (a) our Chinese mainland subsidiaries were incorporated through direct investment, rather than by the acquisition, through merger or otherwise, of the equity interests or assets of a Chinese mainland company owned by Chinese mainland entities or individuals that are the Company’s beneficial owners, and (b) the Company does not constitute a “special purpose vehicle” to which the relevant provisions of the M&A Rules would apply. In addition, on February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. According to the Filing Measures, an issuer that is a Chinese mainland company, or whose main operating entities are located in the Chinese mainland, must make a filing with the CSRC in connection with any indirect initial public offering and listing conducted in jurisdictions outside of the Chinese mainland. This filing with the CSRC must be made by the issuer within three working days of the date on which the issuer submits the application documents for the offering and listing outside of the Chinese mainland. Companies that completed listings or offerings before March 31, 2023, the date on which the Filing Measures took effect, are not required to immediately complete the filing procedures. However, they are required to file with the CSRC within three business days following the completion of any follow-on offering in the same market where their securities are listed. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Listings and M&A Outside of the Chinese Mainland.” Based on the advice of King & Wood, our PRC legal counsel, we believe that we will be required to file with the CSRC for any follow-on offering on Nasdaq within three business days following its completion, in accordance with the Filing Measures. However, as the interpretation and application of these regulations may change, we will reassess the need for CSRC approval or CSRC filing at the time of any future offering.

The PRC governmental authorities have also promulgated laws and regulations relating to cybersecurity and data security. The Cybersecurity Law, which was published in 2016 and amended in 2025, provides that network operators must fulfill their obligations to safeguard network security during the course of conducting business and providing services. Network operators must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to threats to network security effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data.

In July 2021, the PRC authorities promulgated the Regulations on the Protection of Critical Information Infrastructure, which became effective in September 2021. Under these regulations, the term “critical information infrastructure” is defined to mean any important network facilities or information systems used in an important industry or field that may endanger national security, people’s livelihoods and the public interest if such facilities or systems are damaged, experience loss of function or suffer from data leakage. If a company is designated as a critical information infrastructure operator, it must comply with specific obligations mandated by applicable cybersecurity laws and regulations, which include, among others, that any personal information and important data collected and generated in operations within the Chinese mainland must be stored within the territory of the Chinese mainland. However, these laws and regulations relating to cybersecurity are relatively new, and the applicable scope of these laws and regulations, including the applicable scope of “critical information infrastructure operators” under the current regulatory regime, remains unclear and subject to further interpretation from the competent government authorities.

Since 2021, a series of laws and regulations have been published by the PRC authorities to build a system for cybersecurity review. The Data Security Law, which took effect in September 2021, provides for a security review procedure for data activities that may affect national security. Pursuant to the Cybersecurity Review Measures, which was published by the CAC and became effective in February 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subjected to a cybersecurity review if their activities affect or may affect national security. A cybersecurity review could result in significant costs and expose such critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. Since the Cybersecurity Review Measures provide no further explanation or interpretation on the determination whether an activity is “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. In addition, network platform operators holding over one million users’ personal information must apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. Moreover, the State Council also issued the Regulations on the Network Data Security Management on September 24, 2024, which became effective on January 1, 2025. According to the Regulations on the Network Data Security Management, if network data processors carry out network data processing activities that have affected or may affect national security, they must undergo a national security review in accordance with the relevant laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Information Security and Privacy Protection” for more details.

To the extent these requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in the Chinese mainland, delays of or restrictions on the repatriation of the proceeds from our offerings into the Chinese mainland, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under PRC laws, the approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland or Hong Kong, including our auditor, which is headquartered in Hong Kong.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.” While businesses in Hong Kong and Macau operate under a different set of laws from the Chinese mainland, in the event and to the extent that PRC regulations become fully and directly applicable to companies in Hong Kong and Macau, the legal risks associated with operating in the Chinese mainland, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” may also apply to operating in Hong Kong and Macau.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our historical performance may not be indicative of our future growth or financial results. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
●	If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.
●	Any harm to our brands or reputation may materially and adversely affect our business and results of operations.
●	Products sold on our platforms are delivered to buyers through a variety of third-party logistics service providers, third-party warehouse operators, third-party pick-up point operators and/or e-waybill systems. Service interruptions, failures, or constraints of these third parties or any disruptions or malfunctions of the e-waybill systems could severely harm our business and prospects.
●	We face intense competition, and if we fail to compete effectively, we may lose market share, buyers and merchants.
●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in the countries and regions where we have operations. These laws and regulations can be complex and stringent, and many are subject to change and evolving interpretation, which may result in claims, changes to our data and other business practices, regulatory investigations, penalties, or otherwise affect our business.
●	We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms.
●	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platforms. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.
●	Marketing, advertising, trade and commercial practices on our platforms may subject us to regulatory scrutiny, which may affect our business and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Holders of our ADSs hold equity interests in PDD Holdings Inc., a Cayman Islands holding company that does not conduct operations directly. Instead, we conduct our operations through (i) our subsidiaries, (ii) the VIE, and (iii) the subsidiaries of the VIE. We do not have any equity ownership in the VIE or its subsidiaries, through which we conduct certain of our operations in the Chinese mainland. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries. In addition, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with the VIE and its shareholders is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate the financial statements of, derive economic interests from, or direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause our ADSs to decline in value or become worthless.
●	The rights and functions of the PDD Partnership, once effective, may impact your ability to appoint executive directors and nominate the chief executive officer of our company, and the interests of the PDD Partnership may conflict with your interests.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Our Multi-jurisdictional Operations

We are subject to risks and uncertainties associated with having a business presence in multiple jurisdictions. These risks and uncertainties include, but are not limited to, the following:

●	As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are subject to risks inherent in doing business on a global scale, including, without limitation, international geopolitical tensions and events; local political, social, economic and regulatory conditions; compliance with local laws, regulations, tax regimes and policies; local and/or regional competition; limitations on global, regional and local fulfillment and technology infrastructure; funds transfer; currency exchange controls; fluctuations in currency exchange rates; and difficulties in staffing and managing global operations. Despite our global footprint, we are still in the early stages of operating on a global scale. If we fail to generate revenue globally in an effective and efficient manner, our business, financial condition and results of operations may be materially and adversely affected.
●	Our business is subject to a large number of laws across the many jurisdictions where we operate, including, without limitation, those relating to international trade, investment restrictions, product liability, employment and labor, taxation, consumer protection, marketing and advertising, online payments and money transmission, data privacy and protection, intellectual property protection, trust and safety, and supply chain compliance. These laws and regulations can be significantly different across different jurisdictions, and are continually evolving. Compliance with these laws and regulations is costly, requires significant management time and effort, and may require changes to our business practices for local adaptation. Despite our compliance efforts, we may not have fully complied in the past, and may not fully comply in the future, with all applicable laws and regulations. We may also be subject to inconsistent compliance obligations across jurisdictions. If we violate laws or regulations applicable to us, we may be subject to investigations, enforcement actions, fines, sanctions or penalties that could include civil and criminal liability, and our business, financial condition and results of operations may be materially and adversely affected. Meanwhile, if the third-party merchants or vendors whom we work with violate applicable laws and regulations, those violations could also result in liabilities for us and harm our brands, reputation and business.
●	Changes in international trade and investment policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities—particularly with regard to China—could materially and adversely impact our business and operating results.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	A significant portion of our assets and operations is located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, and rules and regulations in China may evolve quickly with little advance notice. In particular, the laws and regulations governing the internet industry in China, as well as the application and interpretation of some of them, are relatively new and quickly evolving, and they have been applied and interpreted for only a short period of time. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulatory environment in China is complex and evolving, which could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
●	The PRC government’s authority in regulating our operations, our offerings of securities and investment in us could limit our ability or prevent us from conducting future offerings of securities to investors. If we fail to comply with these regulations, policies or requirements, enforcement actions taken by the PRC government may intervene or influence our operations at any time and could result in a material change in our operations and/or cause the value of our ADSs to significantly decline or become worthless. The PRC government may exert more oversight and control over offerings conducted outside of the Chinese mainland and foreign investment in Chinese mainland-based companies, which could significantly limit or hinder our ability to offer or continue to offer our ADSs to conduct future offerings of securities to investors and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”
●	Cash transfers from our Chinese mainland subsidiaries to entities outside of the Chinese mainland are subject to PRC laws and regulations related to currency conversion. Cash held by our Chinese mainland subsidiaries and the VIE and its subsidiaries, such as the paid-in capital and the statutory reserve funds of our Chinese mainland subsidiaries and the net assets of the VIE, may not be available to fund operations or for other use outside of the Chinese mainland due to regulatory restrictions and limitations on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our Chinese mainland subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in the Chinese mainland or Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows Through Our Organization

PDD Holdings Inc. is a holding company incorporated in the Cayman Islands with no operations of its own. While we carry out our business in the rest of the world primarily through our subsidiaries, we conduct our operations in the Chinese mainland primarily through our Chinese mainland subsidiaries, the VIE and its subsidiaries. Revenues contributed by the VIE and its subsidiaries accounted for 45.7%, 22.5% and 13.1% of our total revenues for 2023, 2024 and 2025, respectively. As a result, although other means are available for us to obtain financing at the holding company level, PDD Holdings Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend partially upon dividends paid by our Chinese mainland subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to our Cayman Islands holding company. In addition, our Chinese mainland subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our Chinese mainland subsidiaries, the VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our Chinese mainland subsidiaries, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a Chinese mainland company out of the Chinese mainland is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our Chinese mainland subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB80,755.5 million, RMB104,359.4 million and RMB125,917.4 million (US$18,005.9 million) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our Chinese mainland subsidiaries, the VIE and its subsidiaries to entities outside of the Chinese mainland are subject to PRC government controls on currency conversion. To the extent cash in our business is in the Chinese mainland, such cash may not be available to fund operations or for other use outside of the Chinese mainland due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our Chinese mainland subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in the Chinese mainland, such cash may not be available to fund operations or for other use outside of the Chinese mainland. For risks relating to the fund flows through our operations in the Chinese mainland, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, PDD Holdings Inc. may provide funding to our Chinese mainland subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, (i) PDD Holdings Inc. provided loans to our subsidiaries in an aggregate principal amount of RMB1,754.5 million, RMB422.9 million and RMB28,484.8 million (US$4,073.3 million), respectively, (ii) our subsidiaries repaid loans to PDD Holdings Inc. in an aggregate principal amount of RMB10,570.6 million, RMB474.8 million and RMB33,660.7 million (US$4,813.4 million), respectively, and none of our subsidiaries paid dividends or made other distributions to PDD Holdings Inc., (iii) the VIE and its subsidiaries provided loans to our subsidiaries in an aggregate principal amount of RMB206,353.0 million, RMB316,098.7 million and RMB75,551.0 million (US$10,803.6 million), respectively, (iv) our subsidiaries repaid loans to the VIE and its subsidiaries in an aggregate principal amount of RMB171,391.6 million, RMB313,403.4 million and RMB70,647.9 million (US$10,102.5 million), respectively, (v) our subsidiaries provided loans to the VIE and its subsidiaries in an aggregate principal amount of RMB5,193.0 million, RMB113,989.7 million and RMB251,845.6 million (US$36,013.4 million), respectively, and (vi) the VIE and its subsidiaries repaid loans to our subsidiaries in an aggregate principal amount of RMB1,802.6 million, RMB93,968.9 million and RMB206,710.3 million (US$29,559.2 million), respectively. We have settled and will continue to settle fees under the contractual arrangements with the VIE.

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

PDD Holdings Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. The primary use of our capital continues to be to invest for the long-term growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2025
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	627,344	113,748,348	411,097,558	(93,627,537)	431,845,713
Total costs and operating expenses	(154,054)	(529,119)	(94,052,721)	(337,635,225)	93,627,537	(338,743,582)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	97,843,203	—	—	—	(97,843,203)	—
Net income	97,842,539	106,864	20,687,326	77,049,013	(97,843,203)	97,842,539

	For the Year Ended December 31, 2024
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	744,852	121,108,780	343,110,569	(71,128,104)	393,836,097
Total costs and operating expenses	(47,546)	(638,421)	(100,393,074)	(255,462,298)	71,128,104	(285,413,235)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	112,481,702	—	—	—	(112,481,702)	—
Net income	112,434,512	154,636	22,921,391	89,405,675	(112,481,702)	112,434,512

	For the Year Ended December 31, 2023
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Revenues	—	892,863	131,868,973	194,028,064	(79,150,695)	247,639,205
Total costs and operating expenses	(156,391)	(835,691)	(110,080,065)	(157,018,991)	79,150,695	(188,940,443)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	60,112,989	—	—	—	(60,112,989)	—
Net income	60,026,544	64,191	23,398,906	36,649,892	(60,112,989)	60,026,544

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2025
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	45,987	73	171,199,494	324,893,539	—	496,139,093
Amounts due from Group companies(1)	—	279,290	51,025,070	90,166,434	(141,470,794)	—
Others	93	496	8,221,516	14,618,694	—	22,840,799
Total current assets	46,080	279,859	230,446,080	429,678,667	(141,470,794)	518,979,892
Non-current assets:
Other non-current assets	—	5,001	61,366,819	43,335,893	—	104,707,713
Investments in subsidiaries, the VIE and its subsidiaries(2)	413,387,814	2,000	—	1,741,085	(415,130,899)	—
Others	—	37,941	1,666,268	4,652,513	—	6,356,722
Total non-current assets	413,387,814	44,942	63,033,087	49,729,491	(415,130,899)	111,064,435
Total assets	413,433,894	324,801	293,479,167	479,408,158	(556,601,693)	630,044,327
Current liabilities:
Payable to merchants	—	—	76,026,565	31,380,595	—	107,407,160
Amounts due to Group companies(1)	—	45,572	71,138,366	145,996,165	(217,180,103)	—
Others	48,738	128,577	32,466,643	73,686,050	—	106,330,008
Total current liabilities	48,738	174,149	179,631,574	251,062,810	(217,180,103)	213,737,168
Non-current liabilities:
Others	—	23,069	520,081	2,378,853	—	2,922,003
Total non-current liabilities	—	23,069	520,081	2,378,853	—	2,922,003
Total liabilities	48,738	197,218	180,151,655	253,441,663	(217,180,103)	216,659,171

	As of December 31, 2024
	PDD Holdings			Other
	Inc. (Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Current assets:
Cash, cash equivalents, restricted cash and short-term investments	10,242	73	120,127,393	279,848,569	—	399,986,277
Amounts due from Group companies(1)	—	279,573	39,634,568	43,276,162	(83,190,303)	—
Others	73	1,277	8,163,753	7,496,852	—	15,661,955
Total current assets	10,315	280,923	167,925,714	330,621,583	(83,190,303)	415,648,232
Non-current assets:
Other non-current assets	—	5,001	48,058,021	35,344,216	—	83,407,238
Investments in subsidiaries, the VIE and its subsidiaries(2)	318,641,783	2,000	—	1,780,617	(320,424,400)	—
Others	—	51,260	1,025,726	4,901,860	—	5,978,846
Total non-current assets	318,641,783	58,261	49,083,747	42,026,693	(320,424,400)	89,386,084
Total assets	318,652,098	339,184	217,009,461	372,648,276	(403,614,703)	505,034,316
Current liabilities:
Payable to merchants	—	—	70,935,696	20,720,251	—	91,655,947
Amounts due to Group companies(1)	—	133,980	24,697,826	141,150,718	(165,982,524)	—
Convertible bonds, current portion	5,309,597	—	—	—	—	5,309,597
Others	29,377	147,672	28,066,192	63,214,068	—	91,457,309
Total current liabilities	5,338,974	281,652	123,699,714	225,085,037	(165,982,524)	188,422,853
Non-current liabilities:
Others	—	36,813	443,132	2,818,394	—	3,298,339
Total non-current liabilities	—	36,813	443,132	2,818,394	—	3,298,339
Total liabilities	5,338,974	318,465	124,142,846	227,903,431	(165,982,524)	191,721,192

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2025
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	99,966	(9,957)	24,682,511	82,166,170	—	106,938,690
Net cash generated from/(used in) investing activities	5,183,163	(122,766)	(62,690,562)	(30,846,053)	45,052,982	(43,423,236)
Net cash (used in)/generated from financing activities	(5,227,353)	132,723	45,135,333	(215,074)	(45,052,982)	(5,227,353)

	For the Year Ended December 31, 2024
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash (used in)/generated from operating activities(3)	(46,208)	212,793	15,819,139	105,943,568	—	121,929,292
Net cash generated from/(used in) investing activities	44,546	(925,796)	(36,090,803)	(105,414,779)	24,030,796	(118,356,036)
Net cash generated from financing activities	1,164	713,003	20,020,807	3,296,986	(24,030,796)	1,164

	For the Year Ended December 31, 2023
	PDD Holdings Inc.			Other
	(Primary			Subsidiaries
	beneficiary	Hangzhou	VIE and Its	of PDD		Consolidated
	of the VIE)	Weimi*	Subsidiaries	Holdings Inc.**	Eliminations	Total

	(RMB in thousands)
Net cash generated from/(used in) operating activities(3)	71,615	(206,025)	49,705,625	44,591,316	—	94,162,531
Net cash generated from/(used in) investing activities	8,816,124	(254,396)	(43,637,362)	(50,505,975)	30,150,331	(55,431,278)
Net cash (used in)/generated from financing activities	(8,960,626)	460,421	3,390,438	26,299,472	(30,150,331)	(8,960,626)

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

**	Represents all of the Company’s subsidiaries other than Hangzhou Weimi.
(1)	Represents the elimination of the intercompany balances among PDD Holdings Inc., Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.
(2)	Represents the elimination of the investments in Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and the VIE and its subsidiaries.
(3)	For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIE and its subsidiaries to Hangzhou Weimi, primarily for service fees, was RMB938.2 million, RMB856.3 million and RMB564.0 million (US$80.7 million), respectively.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find the principal risks we face, organized under relevant headings. While businesses in Hong Kong and Macau operate under a different set of laws from the Chinese mainland, in the event and to the extent that PRC regulations become fully and directly applicable to companies in Hong Kong and Macau, the legal risks associated with operating in the Chinese mainland, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” may also apply to operating in Hong Kong and Macau.

Risks Related to Our Business and Industry

Our historical performance may not be indicative of our future growth or financial results. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

The Pinduoduo platform commenced its commercial operations in 2015. The Temu platform commenced its commercial operations in 2022 and has a limited operating history. Our revenues grew from RMB247,639.2 million in 2023 to RMB393,836.1 million in 2024 and RMB431,845.7 million (US$61,753.1 million) in 2025. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or changes in general economic conditions. It is also difficult to evaluate our prospects as we operate in rapidly evolving markets. If our growth rate declines, investors’ perceptions of our business, operating results and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a relatively limited operating history may encounter.

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

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands. These factors include our ability to:

●	provide a superior shopping experience to buyers;
●	maintain the popularity, attractiveness, diversity, quality and authenticity of the product offerings on our platforms;
●	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;
●	maintain or improve buyers’ satisfaction with our after-sale services;

●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity about the consumer experience or merchant services we offer, internet and data security, product quality, price or authenticity, performance measures, or other issues affecting us or other e-commerce businesses in the countries or regions where we have operations.

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

Our commercial relationships with business partners are complex and may involve differing contractual terms, service standards, and payment terms across jurisdictions. Disagreements or disputes may arise from issues such as pricing, performance obligations, data handling, service interruptions or contractual interpretation. Disagreements or disputes with business partners could lead to litigation, service suspension or temporary interruption of delivery networks. Any such dispute, whether resolved through negotiation, mediation, arbitration or litigation, could consume significant management time and financial resources, disrupt our business operations or result in adverse publicity. In addition, unfavorable outcomes in such disputes could expose us to damages, penalties, or the loss of key partnerships. If we are unable to effectively manage or resolve disputes with business partners, our brand, customer experience, and financial performance could be materially and adversely affected.

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

Our competitors or other third parties have integrated, and may continue to integrate, artificial intelligence solutions into their products and services. If our competitors successfully leverage AI to provide superior user experiences or operate with lower cost structures, our ability to compete could be impaired, which may materially and adversely affect our business and results of operations. In addition, the use of AI solutions in our platforms, services, and internal operations may subject us to competitive, operational, regulatory, legal and reputational risks. The use of AI presents significant operational, legal and ethical challenges. AI models may produce content or analyses that are deficient, inaccurate, biased or otherwise inappropriate. If our services rely on such outputs, or if they are alleged to infringe upon the intellectual property rights of third parties, we may face significant legal claims, liability or damage to our reputation.

The regulatory environment surrounding AI is rapidly evolving and varies significantly across jurisdictions. For example, the EU Artificial Intelligence Act, which entered into force on August 1, 2024, imposes rigorous and tiered compliance requirements based on the risk classification of the AI system. Failure to comply with these regulations—or similar emerging frameworks in other regions—could result in substantial fines (up to the higher of €35 million or 7% of global annual turnover), mandatory modification of our technologies, or the total prohibition of certain AI-enabled features. The costs of compliance, along with the investments required to develop proprietary datasets and “responsible use” frameworks, may be substantial. If we are unable to navigate these technical and regulatory complexities, our brand, financial condition, and long-term growth prospects could be materially and adversely affected. Any failure in our AI systems could also exacerbate the risks described in the risk factor titled “Our business generates and processes a large amount of data, and we are required to comply with laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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

Cybersecurity and Data Security

●	The Cybersecurity Law, which was originally promulgated in November 2016 and amended on October 28, 2025, took effect on January 1, 2026. It serves as the primary framework for regulating network security in China and provides that network operators must fulfill their obligations to safeguard network security during the course of conducting business and providing services. Network operators must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to threats to network security effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. Pursuant to the Regulations on Protection of Critical Information Infrastructure, which became effective in September 2021, the term “critical information infrastructure” is defined to mean any important network facilities or information systems used in an important industry or field that may endanger national security, people’s livelihoods and the public interest if such facilities or systems are damaged, experience loss of function or suffer from data leakage. If a company is designated as a critical information infrastructure operator, it must comply with specific obligations mandated by applicable cybersecurity laws and regulations, which include, among others, that any personal information and important data collected and generated in operations within the Chinese mainland must be stored within the territory of the Chinese mainland. However, these PRC laws and regulations relating to cybersecurity are relatively new, and the applicable scope of these laws and regulations, including the applicable scope of “critical information infrastructure” under the current regulatory regime, remains unclear and subject to further interpretation from the competent government authorities.
●	On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. The Cybersecurity Review Measures, which took effect on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators. These measures also provide that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. A cybersecurity review could result in significant costs and expose such critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. Since the Cybersecurity Review Measures provide no further explanation or interpretation on the determination whether an activity is “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. In addition, network platform operators holding over one million users’ personal information must apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. Furthermore, the State Council also issued the Regulations on the Network Data Security Management on September 24, 2024, which became effective on January 1, 2025. According to the Regulations on the Network Data Security Management, if network data processors carry out network data processing activities that have affected or may affect national security, they must undergo a national security review in accordance with the relevant laws and regulations.

Personal Data and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platform operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which unified a number of separate rules with respect to personal information rights and privacy protection, effective November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, in practice, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

These PRC laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the PRC regulators. The Pinduoduo platform is subject to heightened scrutiny and required to adopt stricter measures to protect and manage certain categories of data. However, some of the provisions under the Cybersecurity Review Measures remain unclear on whether they are, or will be, applicable to companies that are already listed on securities exchanges in the United States, such as us. If the Cybersecurity Review Measures mandate that issuers like us must clear cybersecurity review or obtain other regulatory approvals for their previous issuances of securities in the United States or future offerings, it is unclear whether we would be able to complete such regulatory procedures in a timely fashion, or at all. Failure to do so may subject us to government actions, investigations, fines, penalties, suspension of our operations or removal of our apps from application stores, which could have a material and adverse effect on our business and results of operations. Notwithstanding the regulatory uncertainties described above, we believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects.

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

In the United States, we are subject to a complex and evolving framework of federal and state laws and regulations governing data privacy and security. For example, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”) impose significant obligations on businesses regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to, correction of, and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provide a private right of action and statutory damages for data breaches. Other U.S. states have enacted, or are in the process of enacting, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023, the Colorado Privacy Act (“CPA”), which took effect on July 1, 2023, the Connecticut Data Privacy Act (“CDPA”), which took effect on July 1, 2023, the Utah Consumer Privacy Act (“UCPA”), which took effect on December 31, 2023, the Texas Data Privacy and Security Act (“TDPSA”) which took effect on July 1, 2024, the Oregon Consumer Privacy Act (“OCPA”), which took effect on July 1, 2024, the Montana Consumer Data Privacy Act (“MTCDPA”), which took effect on October 1, 2024, the Delaware Personal Data Privacy Act (“DPDPA”), which took effect on January 1, 2025, the Iowa Consumer Data Protection Act (“ICDPA”), which took effect on January 1, 2025, the New Hampshire Data Privacy Act (“NHDPA”), which took effect on January 1, 2025, the Nebraska Data Privacy Act (“NDPA”), which took effect on January 1, 2025, the New Jersey Data Privacy Act (“NJDPA”), which took effect on January 15, 2025, the Tennessee Information Protection Act (“TIPA”), which took effect on July 1, 2025, the Minnesota Consumer Data Privacy Act (“MNCDPA”), which took effect on July 31, 2025, and the Maryland Online Data Privacy Act (“MODPA”), which took effect on October 1, 2025), the Indiana Consumer Data Protection Act (INCDPA), which took effect on January 1, 2026, Kentucky Consumer Data Protection (KCDPA), which took effect on January 1, 2026, Rhode Island Data Transparency and Privacy Protection Act (RIDTPPA), which took effect on January 1, 2026, and Oklahoma Consumer Data Privacy Act (OKCDPA), which will take effect on January 1, 2027) that impose new privacy rights and obligations that are comparable to those under the CCPA and CPRA. More generally, some observers have noted that the enactment by U.S. states of the foregoing and other similar laws and regulations could mark the beginning of a trend toward more stringent United States privacy legislation, which could increase our potential liability and adversely affect our business. Aspects of certain newly enacted privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses to comply. If more stringent privacy legislation arises in the United States, it could increase our potential liability and adversely affect our business, results of operations, and financial condition.

In addition, on January 8, 2025, the Department of Justice issued a final rule (the “Final Rule”) to implement the Executive Order 14117, “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” The Final Rule came into effect on April 8, 2025, with certain affirmative due diligence, reporting and auditing requirements taking effect on October 6, 2025. The Final Rule establishes a new regulatory program designed to address national security risks associated with the transfer or access to bulk sensitive personal data of U.S. persons and certain U.S. government-related data by designated countries of concern and defined covered persons. The scope, interpretation and enforcement of these requirements are evolving and may require us to implement additional compliance controls, contractual safeguards, data localization measures or operational changes. Compliance with the Final Rule may increase our legal, compliance and operational costs, restrict certain cross-border data flows, affect our relationships with vendors or business partners, and expose us to potential civil or criminal penalties for non-compliance. If we fail to comply, or if regulators interpret the rule in a manner adverse to our operations, our business, financial condition and results of operations could be materially and adversely affected.

In the European Union and the United Kingdom, we are also subject to laws and regulations regarding data privacy and protection. These include the European Union’s General Data Protection Regulation (2016/679), known as the EU GDPR. The EU GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes stringent European Union data protection requirements and provides for significant penalties for non-compliance. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, known as the UK GDPR, which is substantially similar to the EU GDPR. These laws establish requirements applicable to the processing of personal data, create data protection rights for individuals and impose penalties for serious infringements and data breaches. Individuals also have a right to compensation under these laws for financial or non-financial losses. Failure to comply with the EU GDPR or the UK GDPR can result in significant monetary penalties, regulatory investigations, reputational damage, orders to cease or change our data processing activities that are subject to the EU/UK GDPR, enforcement notices, assessment notices (for a compulsory audit), or civil claims (including class actions).

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

Any actual or perceived failure by us to comply with the laws and regulations regarding privacy and data protection, or other privacy or cybersecurity obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities. Regardless of the outcome, such investigations and proceedings can have a material adverse impact on us because of legal costs, diversion of management resources, and other factors. Any adverse outcome of these matters could result in payments of substantial monetary damages or fines, reputational harm, harm to our relations with various government agencies and regulators, orders preventing us from offering certain products or services or requiring us to make changes to our business practices in costly ways, and would thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Changes to the regulations on cookies and similar technologies may increase regulatory scrutiny and expose us to increased potential liability under data protection or consumer protection laws. We may incur liabilities, expenses, costs, and other operational losses under applicable laws in connection with any measures we take to comply with them. Recent enforcement by data protection authorities on companies in the technology sector signals a trend toward more active enforcement and higher potential fines across the sector, particularly in the area of cookies and similar tracking technologies.

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

Under the business model of our platforms, substantially all of the products offered on our platforms are supplied by merchants, who are separately responsible for sourcing the products sold to buyers. We have been, are currently, and may in the future be subject to allegations and lawsuits claiming that products listed or sold through our platforms by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe upon third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading or deceptive information on description of products and comparable prices. Laws and regulations around the world also regulate consumer protection and unfair or deceptive trade practices. To mitigate potential liabilities and maintain compliance with applicable laws and regulations, we have implemented a range of measures. These include efforts to verify the authenticity and authorization of products sold on our platforms through collaboration with brands and offline investigations, block noncompliant products prior to their launch or remove counterfeit or illegal products and misleading information upon discovery, close higher-risk online stores, and freeze the accounts of merchants found to be in violation of platform policies. However, these measures may not always be effective or timely. We may implement further measures in an effort to eliminate infringing products on our platforms, including taking legal actions against merchants of counterfeit or infringing products, which may cause us to spend substantial additional resources or result in reduced revenues. These measures may not appeal to consumers, merchants or other participants on our platforms. A merchant whose account we suspend or terminate, regardless of our compliance with the applicable laws and regulations, may have disputes with us and commence action against us for damages, make public complaints or engage in publicity campaigns against us. We may incur significant costs to defend against these activities, which could harm our business and reputation.

In the event that counterfeit, illegal, unauthorized or infringing products are sold on our platforms or infringing, misleading or deceptive content is posted on our user interface, we could face claims or incur penalties. Counterfeit, illegal, unauthorized or infringing products sold on our platforms may result in significant negative publicity and damage our reputation and cause buyers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results. We have in the past received claims alleging the sales of defective, counterfeit, illegal or unauthorized items on our platforms. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages, prohibit the further sale of those products, or limit the activities of certain merchants on our platforms. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. The negative public perception resulting therefrom could damage our reputation, harm our business, diminish the value of our brand name and negatively affect trading price of our ADSs.

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

In addition to fraudulent transactions with legitimate buyers, merchants on our platforms may engage in fictitious transactions with themselves or collaborate with third parties to artificially inflate their sales records and search results rankings. Such activity may frustrate other merchants by enabling the perpetrating merchants to be favored over legitimate merchants, and may harm buyers by misleading them to believe that a merchant is more reliable or trustworthy than the merchant actually is. Some merchants and users also engage in fictitious transactions on e-commerce platforms to facilitate illegal activities. Fictitious transactions may result in the inflation of our key metrics. Although we have implemented strict measures to detect and penalize merchants who engage in fictitious transactions on our platforms, there can be no assurance that such measures will be effective in preventing all fraudulent transactions or in deterring illegal activities.

Under our standard form agreements, we require our merchants to indemnify us for any losses we suffer or any costs that we incur due to any products sold by these merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings to protect our rights. Additionally, while we are a platform that does not control merchants, we nevertheless frequently receive and respond to inquiries and demands related to merchants from regulators around the globe, and we expect to continue to receive more such inquiries and demands in the future. If our policies are violated by merchants, or if our policies and practices or responses to such conduct are perceived as or found to be inadequate by regulators, it could subject us to governmental inquiries, investigations, enforcement actions, civil or criminal liabilities, fines or penalties, or require us to change our policies and practices in ways that could lower our revenue, increase our costs, make our platform less user-friendly, all of which could adversely impact our business.

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

In certain jurisdictions, we benefit from statutory safe harbor provisions and other legal protections that limit our liability for content posted on our platforms by merchants and buyers, as well as for products and services offered through our platforms. However, such protections are not uniformly available across all jurisdictions where we operate, nor do they necessarily extend to all types of claims, including those relating to trademark and patent infringement. Laws governing platform liability for content, products offered by third-party merchants continue to evolve and vary significantly by jurisdiction. Legislative developments, court rulings and regulatory actions affecting the scope of these protections may have an adverse impact on us. In jurisdictions where such limitations on platform liability are or become unavailable, we may be held directly or secondarily liable in connection with claims arising from content posted or products offered by merchants on our platforms.

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

We do not maintain product liability insurance for products transacted on our platforms, and our rights of indemnity from the merchants or suppliers on our platforms may not adequately cover us for any liability we may incur. Claims against us, even if they are eventually unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects. In addition, governments and regulatory authorities of the jurisdictions where we operate may continue to promulgate new laws and regulations governing the e-commerce industry, tighten enforcement of existing laws and regulations, and impose additional requirements and other obligations on our business including the operation of our platforms and our market promotion activities. Compliance with these laws and regulations may be costly, and any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties. In the case of the Pinduoduo platform we are subject to the following laws and regulations in China:

●	In August 2018, the Standing Committee of the National People’s Congress of the PRC promulgated the E-Commerce Law, pursuant to which we may be held responsible if fresh produce or other products sold through Duo Duo Grocery caused harm to the interests and health of consumers. Please see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to E-Commerce—The E-Commerce Law” for details.
●	The E-Commerce Law requires certain e-commerce operators, including, but not limited to, e-commerce platform operators and merchants on these platforms, to register with the relevant local branches of the SAMR, and requires that e-commerce platform operators should provide the identity information of the merchants on their platforms to local branches of the SAMR and procure those merchants who fail to make such registrations to comply with the registration requirements. The Measures for the Supervision and Administration of Online Transactions, promulgated by the SAMR in 2021 and amended in 2025, also require e-commerce platforms to remind individual merchants to timely register with the applicable local branches of the SAMR if those merchants have an aggregate annual online business turnover of RMB100,000 or more. Further, pursuant to the Provisions on the Reporting of Tax-Related Information by Internet Platform Enterprises, internet platform enterprises, like us, shall report tax-related information, including but not limited to the identity information and income information of merchants and personnel operating on platforms, to the competent tax authorities. In addition, the PRC Food Safety Law requires providers of third-party online platforms for food trading to conduct real-name registration for all food business operators on their platforms and verify the applicable business licenses. Please see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to E-Commerce—The E-Commerce Law” and “—Regulations on Online Transactions” and “—Regulations on Online Platform for Food Trading” for details. The policy of the Pinduoduo platform expressly requires all merchants on the platform to complete these registrations. The Pinduoduo platform may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and the Pinduoduo platform may be found liable under the E-Commerce Law and related regulations if it is deemed to have failed to implement the required procedures. For example, in April 2026, the SAMR fined seven platform operators a total of approximately RMB3.6 billion, including approximately RMB1.5 billion against the operator of the Pinduoduo platform, for violations of the E-Commerce Law and PRC food safety laws that included failing to properly verify food business licenses and failing to take measures against cake vendors on the platform transferring consumers’ orders to other vendors without notifying the consumers. As part of the same regulatory action, the SAMR imposed a nine-month suspension on the onboarding of new cake (except pre-packaged cake) vendors on the Pinduoduo platform. We have accepted the penalty and intend to strictly comply with the SAMR’s requirements.
●	In October 2020, the SAMR issued the Interim Provisions for Regulating Promotional Activities, which require platform operators to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants. In addition, according to the PRC Anti-unfair Competition Law and other laws and regulations, business operators are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. Violators of these laws and regulations may be subject to fines and other administrative penalties. For example, in March 2021, the SAMR fined five platform operators a sum of RMB6.5 million, including RMB1.5 million against the operator of the Pinduoduo platform, for unfair pricing conduct with respect to their online grocery businesses.
●	In February 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-monopoly Guidelines for the Platform Economy Sector, which prohibit business practices such as deploying big data analytics to set discriminatory terms for merchandise prices or other transaction terms; coercive exclusivity arrangements with transaction counterparties; blocking of a competitor’s interface through technological means; and unlawful collection of user data without consent. If the Pinduoduo platform is found to have any non-compliance issues by the authorities, it may be subject to fines and other penalties.

●	In April 2021, the SAMR, together with the CAC and the State Administration of Taxation of the PRC, held a meeting with more than 30 major platform operators, including the operator of the Pinduoduo platform. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. The authorities may regulate these compliance commitments through further legislation or administrative activities. As a result, we may incur additional costs and expenses, devote more of management’s attention and allocate additional resources to be in compliance with the applicable laws and regulations. If the operator of the Pinduoduo platform is required to take any rectifying or remedial measures or is subject to any penalty, the reputation and business operations of the Pinduoduo platform may be materially and adversely affected.
●	In August 2022, certain amendments to the Anti-monopoly Law became effective and the amended PRC Anti-unfair Competition Law took effect in October 2025. These amendments generally impose stricter requirements for completing acquisitive transactions. Please see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Anti-unfair Competition and Anti-monopoly” for details. Any failure or perceived failure by the Pinduoduo platform to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against the Pinduoduo platform or its operator, and could have an adverse effect on our business, financial condition and results of operations.

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

We are subject to a variety of taxes and tax collection obligations in multiple jurisdictions. We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political, and other conditions. An increasing number of jurisdictions are considering or have adopted laws or administrative practices that impose new tax measures relating to online services and e-commerce, including revenue-based taxes, such as digital service taxes or online sales tax. These include new obligations to withhold or collect sales, consumption, value added, or other taxes on online marketplaces and remote sellers, or other requirements that may result in liability for third party obligations.

In addition, beginning in 2024, some jurisdictions (including those in which we operate) have either enacted or may enact legislation to adopt certain components of the Global Anti‑Base Erosion (GloBE) Model Rules, which form part of a set of rules commonly referred to as the Pillar Two Model Rules and are designed to define the global minimum tax rules and may increase our tax expense.

Our results of operations and cash flows could be adversely affected by additional taxes imposed on us prospectively or retroactively or additional taxes or penalties resulting from the failure to comply with any tax obligations or failure to provide information about our merchants, suppliers, and other third parties for tax reporting purposes to various government agencies. In some cases, we also may not have sufficient notice to enable us to build systems and adopt processes to properly comply with new reporting or collection obligations by the effective date.

In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain and judgment is required in evaluating and estimating our tax expense, assets, and liabilities. We are subject to review and audit by tax authorities as well as subject to the prospective and retrospective effects of changing tax regulations, legislation and interpretations. Due to the inherent complexity and uncertainty of these matters, interpretations of certain tax laws by authorities, and judicial, administrative, and regulatory processes in these jurisdictions, the final outcome of such matters may be materially different from our expectations

If we fail to maintain and expand our relationships with merchants, our revenues and results of operations would be harmed.

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

We collaborate with Tencent, one of our principal shareholders and the owner of Weixin and QQ, with respect to various aspects of our business. If the services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective, more expensive or unavailable to us for any reason, our business may be materially and adversely affected. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect our data. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities through viruses, ransomware, malicious software, break-ins, phishing attacks, third-party manipulation or security breaches, from illegally obtaining the confidential or private data we hold on our platforms. Individuals or entities that illegally obtain confidential or private data may further engage in various other illegal activities using such data. The methods used by hackers and others engaging in illegal online activities are increasingly more sophisticated and constantly evolving. In addition, we work with third-party payment service providers on payments for products sold on our platforms. Despite our efforts, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our buyers may choose to make payment for purchases.

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

In April 2020, Shanghai Xunmeng, a subsidiary of the VIE, entered into a business cooperation agreement with Shanghai Fufeitong Payment Service Co., Ltd., or Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. Mr. Lei Chen and Mr. Zhenwei Zheng, our executive officers, indirectly hold 93.89% of the equity interests in Shanghai Fufeitong. As such, the transaction constitutes a related party transaction. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong” for more details about the transactions.

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

For instance, on November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Livestreaming, also known as Notice 78. Pursuant to Notice 78, platforms that provide livestreaming must register their information and business operations. On April 23, 2021, seven PRC regulatory authorities jointly promulgated the Administrative Measures on Online Livestreaming Marketing (Trial), effective May 25, 2021, which require livestreaming platforms to adopt measures to (i) intervene in risky or illegal transactions by limiting traffic, suspending livestreaming or other methods, and (ii) prominently warn users of the risks involved in transactions conducted outside of the livestreaming platforms. On December 18, 2025, the SAMR and the CAC issued the Measures for the Supervision and Administration of Live E-commerce, which took effect on February 01, 2026, which clarify the legal obligation of key participants in the livestreaming e-commerce ecosystem. Regulatory authorities may promulgate new laws and regulations from time to time to address new issues and regulate emerging activities. The interpretation and implementation of existing laws and regulations applicable to business activities in livestreaming and e-commerce are complex and evolving. We cannot assure you that we will not be found in violation of any of the laws and regulations currently in effect due to the evolving interpretation and implementation of these laws and regulations.

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

The online marketing services provided by us are subject to complex and evolving advertising laws and regulations across multiple jurisdictions, and any failure to comply with such laws and regulations could materially and adversely affect our business, financial condition and results of operations.

We generate a significant amount of our revenues from online marketing services and other related services. Such commercial advertising activities are, or may in the future be, subject to online advertising and other applicable laws and regulations in jurisdictions where we operate or where such advertisements are displayed or targeted. If we are unable to comply with any of these changing laws or regulations, we could be subject to investigations, penalties, restrictions on our advertising and marketing activities or other enforcement actions, which could materially and adversely affect the operation, growth and financial performance of our platform. See also “—Marketing, advertising, trade and commercial practices on our platforms may subject us to regulatory scrutiny, which may affect our business and results of operations” for additional discussion of regulatory scrutiny of our marketing and advertising practices.

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

In addition to the PRC regulatory framework described above, the on-platform advertising services provided on the Temu platform are subject to a broad and evolving range of advertising laws and regulations across the multiple jurisdictions in which Temu operates. These laws and regulations impose varying requirements on digital advertising activities, including in relation to transparency and disclosure obligations, restrictions on targeting and personalization of advertisements, requirements relating to the identification of paid promotional content, and consumer protection standards applicable to advertising claims and representations. Any failure, or perceived failure, to comply with these requirements could expose us to regulatory investigations, enforcement actions, fines, reputational harm, or restrictions on our advertising and marketing activities.

In the European Union, for example, the on-platform advertising services provided on the Temu platform are subject to the Digital Services Act (“DSA”), which imposes specific obligations on online platforms with respect to advertising transparency, including requirements to maintain a publicly accessible advertisement repository, disclose to users why they are being shown a particular advertisement, and refrain from using certain targeting parameters based on sensitive personal data or directed at minors. Temu, as a very large online platform designated under the DSA, is further required to conduct annual systemic risk assessments addressing, among other areas, the potential negative effects of its advertising systems on fundamental rights, consumer protection and public health, and to implement reasonable mitigation measures in respect of identified risks. Non-compliance with DSA obligations may result in fines of up to six percent of the global annual turnover of the relevant entity, and, in cases of repeated or serious infringement, temporary restrictions on access to the platform.

In the United Kingdom, our activities may also be subject to the Digital Markets, Competition and Consumers Act 2024 (“DMCCA”), which enhances the enforcement powers of the Competition and Markets Authority (“CMA”) in relation to consumer protection and unfair commercial practices, including in the context of online advertising. The CMA has the authority to directly impose significant fines for breaches, including for misleading advertising, inadequate disclosures, or non-compliant online practices, without the need for court proceedings. Any failure to comply with applicable requirements under the DMCCA or related UK consumer protection laws could expose us to investigations, enforcement actions, and financial penalties.

The legal and regulatory landscape governing digital advertising across the jurisdictions in which the Temu platform operates is complex, rapidly evolving, and subject to significant uncertainty with respect to interpretation and enforcement. We may not always be able to anticipate, monitor or ensure full compliance with the advertising laws and regulations of every jurisdiction in which we operate or into which its advertisements may be delivered or targeted. Any failure or perceived failure by us to comply with applicable advertising laws and regulations, or any change in such laws and regulations or their interpretation or enforcement by the relevant governmental authorities, could result in investigations, regulatory actions, fines, penalties, restrictions on the Temu platform’s advertising and marketing activities, reputational damage, or other adverse consequences, which could have a material adverse effect on our business, financial condition and results of operations.

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

We adopted a global share incentive plan in 2015 (the “2015 Plan”) and a share incentive plan in 2018 (the “2018 Plan”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under each of the share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment, and the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400 Class A ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for further details. We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” If we fail to implement and maintain an effective system of internal control, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations.

We may rely upon distributions and advances from our subsidiaries, as well as service fees paid by the VIE and its subsidiaries pursuant to our contractual arrangements with them, to meet our cash requirements. Our subsidiaries and the VIE and its subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations, which in turn may constitute a default under the existing and/or future agreements governing our indebtedness.

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

The global macroeconomic environment faces numerous challenges. Economic conditions in the jurisdictions in which we operate are sensitive to global economic conditions, as well as changes in economic and political policies and the expected or perceived overall economic growth rate in such jurisdictions. In recent years, geopolitical tensions and military conflicts in various regions of the world have created additional uncertainties in the global economy. For example, the Russia-Ukraine conflict, the Hamas-Israel conflict, the recent military conflict involving the United States and Iran, and the resultant restrictions at various times on shipping through the straits of Hormuz, have heightened geopolitical tensions globally. Regional conflicts have contributed to increase in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an affected for an extended period of time. Although these developments have not had a direct material impact on our business operations and financial results to date, they may lead to increased energy prices, disruptions in international trade, logistics and supply chains, volatility in financial markets, sanctions, export controls, trade restrictions or other governmental measures, broader economic instability Such developments may also adversely affect consumer confidence and discretionary spending, disrupt cross-border commerce and logistics networks, increase freight costs, and create uncertainties in the jurisdictions where we operate or plan to expand. Any severe or prolonged slowdown in the global economy or the economies of the jurisdictions in which we operate may materially and adversely affect our business, results of operations and financial condition.

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

Each jurisdiction in which we operate has its own laws and regulations governing internet companies. We have been, and may continue to be, subject to inquiries, investigations, and/or enforcement actions from regulatory agencies and bodies across the jurisdictions in which we operate. We are currently defending five lawsuits filed by state Attorneys General of Arkansas, Nebraska, Kentucky, Arizona and Texas of the United States alleging violations of various state consumer protection and deceptive trade practices laws. We dispute these allegations of wrongdoing and intend to continue defending ourselves vigorously. In addition to these active lawsuits, we are aware of ongoing investigations and potential litigation being considered by several other state authorities. Additional states may initiate similar investigations or legal proceedings in the future. Any unfavorable outcomes in these matters—including the imposition of significant fines, penalties or injunctive relief—could result in damage to our reputation and brand, and may have a material adverse effect on our business, financial condition and results of operations.

In October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to the alleged sale of illegal products by merchants on Temu, the design of the Temu user interface and Temu’s recommendation systems. In July 2025, the European Commission preliminarily found the Temu platform to be in breach of the obligation under the Digital Services Act (DSA) to properly assess the risks of illegal products being disseminated on its marketplace. We are engaging constructively with the European Commission in respect of those preliminary findings and the other open matters within its ongoing investigation in accordance with the applicable process. If the Commission’s preliminary views were to be ultimately confirmed, the Commission would adopt a non-compliance decision finding that Temu is in breach of Article 34 of the DSA. Such a decision could entail fines of up to 6% of the total worldwide annual turnover of the provider and an order requiring the provider to take measures to address the breach. A non-compliance decision may also trigger an enhanced supervision period to ensure compliance with the measures the provider intends to take to remedy the breach. In November 2024, the Consumer Protection Cooperation (CPC) Network and the European Commission notified us of a number of practices on the Temu platform that allegedly infringe EU consumer laws. The CPC Network directed Temu to bring those practices in line with EU consumer laws and initiated an investigation requesting Temu to provide further information. We have responded to the European Commission and the CPC Network. As of the date of this annual report, the European Commission and CPC Network investigations remain ongoing.

In December 2024, Vietnamese authorities suspended the operations of several e-commerce platforms, including the Temu platform, in Vietnam, pending the completion of their e-commerce service registration with the relevant authorities. Similarly, in March 2025, Uzbekistani authorities suspended the Temu platform due to matters relating to tax compliance and local entity registration. As of the date of this annual report, our operations of the Temu platform in Vietnam and Uzbekistan have not resumed.

We are also subject to multiple investigations, inquiries, and other proceedings involving law enforcement and regulatory agencies globally, including in the U.S., Germany, France, Hungary, the Czech Republic, Poland, Australia and South Korea, among others. These actions cover various aspects of our business operations, including privacy and data protection, merchandise safety and consumer protection, environmental protection, pricing and product information displays, marketing and advertising practices, delivery service, and seller information disclosures, among others. A number of such instances have resulted in the assessment of fines and penalties against us. In addition, inquiries from law enforcement and other regulatory agencies may lead to investigations, other forms of regulatory response, or even legal actions against us. Historically, government authorities have carried out unannounced onsite inspections at our premises to review our compliance. Such inspections, and any resulting formal proceedings, among other investigations, inquiries and proceedings, could subject us to substantial monetary remedies and costs, interrupt or require us to change our business practices, divert resources and the attention of management from our business, or subject us to other structural or behavioral remedies that adversely affect our business.

In December 2023, to protect Temu’s intellectual property and defend Temu against further harm from unfair competitive practices, Temu filed a complaint in the United States District Court for the District of Columbia against SHEIN. In September 2025, the court partially granted SHEIN’s motion to dismiss, allowing claims for violations of the Digital Millennium Copyright Act, copyright infringement, trade dress infringement, and unfair competition to proceed while dismissing other claims. This matter, as of the date of this annual report, remains ongoing. In August 2024, SHEIN initiated a separate lawsuit against us in the same court, asserting claims of copyright and trademark infringement, unfair competition and false advertising, among other things. In January 2026, the court partially granted our motion to dismiss, dismissed PDD Holdings Inc. from the action for lack of personal jurisdiction and dismissed certain of SHEIN’s other claims. Temu disputes the remaining allegations and is defending itself vigorously in this matter. Additionally, in 2024, several putative securities class actions were filed against us and several of our current and former officers in the United States District Court for the Eastern District of New York. In October 2024, these cases were consolidated and, in November 2024, a lead plaintiff was appointed by the court. This lead plaintiff filed an amended complaint on March 4, 2025, alleging violations of the Securities Exchange Act against PDD Holdings Inc., Lei Chen, Jing Ma, Jun Liu and Jiazhen Zhao for allegedly making false and misleading statements concerning the Company’s data security practices and compliance with the Uyghur Forced Labor Prevention Act. On September 26, 2025, the defendants filed a motion to dismiss the amended complaint, which is fully briefed and remains pending. We dispute the allegations and are defending ourselves vigorously. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. The number and scale of these proceedings have increased, and will likely continue to increase, as our business has expanded in scope and geographic reach, and as our platforms become more complex, available to, and used by more people, and as governments and regulatory authorities seek to regulate us on a pre-emptive basis.

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

We incurred net losses from our inception until 2020. We recorded a net income of RMB60,026.5 million, RMB112,434.5 million and RMB97,842.5 million (US$13,991.3 million) in 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to maintain profitability in the future. In particular, we expect our operating costs and expenses to increase in absolute amounts in the future due to: (i) the continued expansion of our business operations, buyer base and merchant network, (ii) the continued investment in technology infrastructure and network, (iii) our promotion and marketing efforts as we continue to enhance our brand recognition, retain and grow our buyer base, and increase our buyer activities, (iv) the launch of new services, and (v) the investment in new initiatives, which may incur upfront costs, change our existing revenue and cost structures, and affect our ability to maintain profitability.

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

In addition to managing the foregoing costs and expenses, our ability to maintain profitability depends on our ability to, among other things, attract and retain buyers and increase buyer activities, establish and maintain relationships with merchants, provide valuable online platform services, broaden service offerings, and optimize our cost structure. However, we may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 12.6% from RMB111,300.5 million in 2024 to RMB125,287.9 million (US$17,915.9 million) in 2025, as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions. Similarly, our research and development expenses increased by 30.3% from RMB12,659.4 million in 2024 to RMB16,496.2 million (US$2,358.9 million) in 2025. If we incur substantial sales and marketing expenses without being able to achieve the anticipated growth in the number of buyers and merchants on our platforms or their spending, our operating results may be materially and adversely affected. Moreover, if our investment in our research and development does not result in improvements to the quality or efficiency of our services or otherwise fails to generate returns as expected, our operating results may also be materially and adversely affected. As a result, we may experience decreasing operating margin, and may incur net losses in the future.

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

Certain aspects of our operations in the Chinese mainland involve value-added telecommunications services subject to the foreign ownership restrictions described above, such as internet content-related services and information services. Therefore, PDD Holdings Inc. a Cayman Islands holding company, and certain of its PRC subsidiaries which are considered PRC foreign-invested enterprises under PRC laws, are not eligible to provide all of the value-added telecommunications services required for our operations. As a result, we conduct our operations in the Chinese mainland through (i) our Chinese mainland subsidiaries, (ii) the VIE, in which PDD Holdings Inc. does not have any equity interest but with which we maintain contractual arrangements, and (iii) the subsidiaries of the VIE. In particular, we currently conduct the business activities of the Pinduoduo platform through Shanghai Xunmeng, a subsidiary of the VIE, which holds the VATS Licenses for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) call center business within the Chinese mainland, (iv) information services and (v) internet data center services (limited to internet resources cooperation services). We, through Hangzhou Weimi, entered into a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letters, exclusive consulting and services agreement and exclusive option agreement, with Hangzhou Aimi, its shareholders and, as applicable, their spouses, which enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and its subsidiaries for accounting purposes and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. The VIE and its subsidiaries contributed 13.1% of our revenues in 2025. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of King & Wood, our PRC legal counsel, (i) the structures of the VIE and Hangzhou Weimi are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Weimi, the VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

King & Wood, our PRC legal counsel, has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of the whole or any part of our contractual arrangements with the VIE. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. The PRC government has discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures, including, but not limited to:

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

The VIE and its subsidiaries contributed 45.7%, 22.5% and 13.1% of our consolidated total revenues in 2023, 2024 and 2025, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business in the PRC. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

We began our business operations in multiple jurisdictions through the launch of the Temu platform in September 2022. As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are subject to a variety of risks inherent in doing business on a global scale, including:

●	international geopolitical tensions and events;
●	the political, social and economic conditions of each jurisdiction where we operate;
●	compliance challenges due to the different laws and regulatory environments of the jurisdictions where we operate, including, but not limited to those related to trade protection (including import and export control, custom duties and tariffs), data privacy and protection, network security, consumer protection, product liability, online payments and money transmission, funds transfer, currency exchange controls, marketing and advertising, intellectual property protection, employment and labor, trust and safety, supply chain compliance, and competition;
●	compliance challenges under different tax regimes and policies in jurisdictions where we operate;
●	compliance challenges arising from conflicts in the laws, rules, regulations, policies and orders of different jurisdictions;
●	potential damage to our brands and reputation due to compliance with local laws, including requirements to censor content and/or requirements to provide user information to local authorities;
●	local and/or regional competition;
●	lack of experience operating in new markets to which we may expand in the future, including limited understanding of local user behaviors, cultural characteristics, user acceptance and preferences;
●	difficulties in adapting our business approach, operating models and market strategies from existing markets to new ones;
●	fluctuations in currency exchange rates;
●	difficulties in staffing and managing global operations;
●	limitations on global, regional and local fulfillment and technology infrastructure; and
●	higher costs of doing business globally.

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

Recent developments in international trade relations have led to increased tariffs on multiple product categories across several of our operating markets. For example, since early 2025, the U.S. has implemented tariffs on imports from numerous countries. Other countries have also imposed tariffs on imports. As our business model involves cross-border trade, these tariff measures may increase import costs for goods sold through our platforms. Such cost increases are expected to result in reduced sales volumes or higher consumer prices on our platforms, which could adversely affect our competitiveness, business, financial condition or operating results. Global trade tensions have intensified and may escalate even further, which may affect global trade and economic conditions. It is possible that additional trade policy measures including new tariffs, import/export restrictions, or technology controls may be implemented. Any such developments could create additional challenges for e-commerce platforms like ours.

The exemption under Section 321 of the Tariff Act of 1930 exempts packages shipped to the United States under a specified de minimis monetary threshold from import duties and certain U.S. customs procedures as long as the prescribed requirements are met. Effective May 2, 2025, this exemption ceased to apply for imports from China and Hong Kong. Effective August 29, 2025, this exemption was eliminated for imports from all countries. A lawsuit has been filed challenging the Administration’s elimination of this exemption, but the outcome of these proceedings remains uncertain. Governments in other jurisdictions are also considering proposals to amend laws and regulations relating to customs that, if adopted, would lower duty-free thresholds or make importing goods into those jurisdictions more costly or complicated. For example, the European Union has proposed measures that would impose a fixed customs duty on low-value parcels entering the EU, including packages valued below €150 that are commonly used in cross-border e-commerce transactions. These proposals are expected to introduce a fixed customs duty of approximately €3 per item category for small parcels valued at less than €150 beginning in July 2026, as well as an additional processing fee that will be imposed beginning in November 2026 in an amount to be decided in an European Commission delegated act. Certain EU member states have also begun implementing similar measures at the national level, such as Italy, which has introduced a handling fee for small parcels expected to begin on July 1, 2026, and France, which introduced a small parcel tax of approximately €2 per item category for small parcels valued at less than €150, effective as of March 2026. These policy changes introduce significant adverse impact and uncertainty for operators of e-commerce platforms like ours. The elimination of the duty-free thresholds will subject merchants operating on our platform who relied on such thresholds or similar exemptions to a significantly higher level of customs duties and taxes. Moreover, additional informational or other procedural requirements imposed by the customs authorities of the markets in which we operate may further delay shipments and increase costs. These changes may lead to higher prices for consumers, reduced order volumes and decreased merchant participation on our platform, any of which could materially and adversely affect our business, financial condition, and results of operations.

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

Import/export restrictions have also tightened in certain jurisdictions. Several governments maintain import or export control lists to restrict identified foreign persons, businesses, or organizations from selling or receiving certain goods. For example, the U.S. Department of Commerce’s Bureau of Industry and Security maintains a series of export control lists, most notably the Entity List, which restricts certain foreign persons from receiving U.S. origin goods. The Uyghur Forced Labor Prevention Act, or the UFLPA, creates a rebuttable presumption that goods mined, produced, or manufactured in a certain region of China, or by entities listed on the UFLPA Entity List, are made with forced labor and thus prohibited from importation into the U.S. We have received related inquiries from various stakeholders, such as congressional committees, state attorneys general and regulatory bodies. In June 2023, a select committee of the U.S. House of Representatives issued interim findings regarding practices of certain e-commerce platforms, including Temu, in relation to the UFLPA.

Separately, regulators in the European Union have also intensified their oversight of large online platforms. The European Commission has intensified its oversight of international platforms designated as “Very Large Online Platforms” under the Digital Services Act, including the identification and removal of non-compliant products and the traceability of third-party traders. In October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to, among other things, the alleged sale of illegal products by merchants on Temu. In July 2025, the European Commission preliminarily found the Temu platform to be in breach of the obligation under the DSA to properly assess the risks of illegal products being disseminated on its marketplace. We are engaging constructively with the European Commission in respect of those preliminary findings and the other open matters within its ongoing investigation in accordance with the applicable process. If the Commission’s preliminary views were to be ultimately confirmed, the Commission would adopt a non-compliance decision finding that Temu is in breach of Article 34 of the DSA. Such a decision could entail fines of up to 6% of the total worldwide annual turnover of the provider and an order requiring the provider to take measures to address the breach. A non-compliance decision may also trigger an enhanced supervision period to ensure compliance with the measures the provider intends to take to remedy the breach. We cannot predict the outcomes of these inquiries, discussions, plans or proceedings. Any further action could adversely affect our business. Furthermore, other businesses or individuals may choose not to use our products or services due to legal or policy concerns.

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

More generally, any unfavorable future actions or escalations by countries which we operate in, such as the imposition of tariffs, quotas, embargoes, safeguards, customs restrictions, capital controls and other restrictions, may affect the demand for our products and services, impact the competitive position of our services, increase our and merchants’ costs, prevent merchants on our platforms from being able to sell products overseas or cause delays in the shipment and delivery of products to our buyers, any of which could affect our business and financial condition. In response to any such future actions or escalations, we may have to change our business model and practices, and there is no guarantee that we may be able to do so successfully in a timely manner or at all. Any failure to do so may materially and adversely affect our business, financial condition and results of operations, and could lead to the temporary suspension of our operations in certain jurisdictions. The adoption of new business models or practices may limit our ability to attract new merchants and consumers or maintain relationships with existing ones; cause us to incur unanticipated or significant costs, expose us to additional liabilities and other risks, require substantial changes in our operations and compliance regime, impair our business growth, directly reduce revenue or adversely affect our profitability. For example, we have been subject to claims concerning refunds that were obtained in connection with the International Emergency Economic Powers Act, and we may be subject to additional claims of a similar nature. Any of these factors could materially and adversely affect our business prospects, financial condition, reputation, and the trading price of our listed securities.

In addition, geopolitical tensions may intensify, and certain jurisdictions may adopt drastic measures in the future that impact our global business operations. Recent legislative activities and regulatory developments by major economies concerning economic and trade sanctions affecting a number of technology companies have raised concerns about potential future regulatory challenges or restrictions for similar companies. The potential introduction of additional or expanded restrictions by relevant jurisdictions could materially and adversely affect our business operations. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the “Outbound Rule.” The Outbound Rule, which came into effect on January 2, 2025, imposes investment prohibition and notification requirements for certain types of outbound investments made by U.S. persons in certain entities associated with a country of concern (currently, the only country of concern is China) who are involved in specified activities in certain sensitive sectors, collectively defined as “Covered Foreign Persons.” The Outbound Rule identifies three sensitive sectors: semiconductors and microelectronics, quantum information technologies and artificial intelligence. If we were to be deemed a “Covered Foreign Person” under the Outbound Rule, our ability to raise capital could be significantly and negatively affected. Additionally, the trading price of our shares and/or the ADSs could be materially and adversely affected, and the value of our securities could decline significantly. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”) was signed into law. The COINS Act will keep the core of the Outbound Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will also expand the list of countries of concern beyond just China to also encompass Russia, Iran, North Korea, Cuba, and Venezuela. The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Furthermore, there have been reports about the possibility of delisting China-associated companies from U.S. stock exchanges as part of broader trade tensions. These developments create uncertainty regarding our ability to maintain our Nasdaq listing. Any governmental actions or policies that adversely affect economic activity, including the adoption or expansion of restrictions or bans on access to apps and other platforms, cross-border data transfers, trade, investment, stock listings or capital flows, may adversely impact our business, operational results and financial position.

Our business is subject to a large number of laws across many jurisdictions, many of which are evolving.

We are subject to a variety of laws and regulation across the many jurisdictions where we operate, including without limitation those relating to international trade, investment restrictions, product liability, employment and labor, taxation, competition, consumer protection, marketing and advertising, online payments and money transmission, data privacy and protection, intellectual property protection, trust and safety, and supply chain compliance.

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

The applicability of the Platform-to-Business Regulation in the EU, the Online Safety Act in the UK, and other upcoming regulations affecting online intermediaries may impose additional obligations, such as increased platform transparency, while also potentially narrowing the availability of intermediary defenses. In combination with obligations under the General Product Safety Regulation (in both the EU and UK), the updated EU Product Liability Directive, the proposed UK Product Regulation and Metrology Bill and newer regulations for specific products, such as those related to toy safety and lithium-ion battery use in the UK, may increase our responsibilities and obligations as an intermediary in the European Union and the United Kingdom. Ongoing discussions on EU customs reforms may further impact our business by altering intermediary responsibilities or revising import threshold requirements. In addition, there have been various U.S. Congressional and U.S. state efforts to require platforms to vet and police sellers or proactively screen content, to regulate content moderation, or to restrict the scope of the intermediary liability protections available to online platforms for third-party user content, such as the proposed SHOP SAFE Act. The scope of platform liability may also be affected by judicial rulings as issues of platform liability are litigated in the courts.

Additionally, regulations, directives and treaties such as the General Data Protection Regulation (GDPR) the European Accessibility Act, the Treaty on the Functioning of the European Union and the Foreign Subsidies Regulation continue to apply directly to our operations, requiring sustained compliance efforts. Our classification as a Very Large Online Platform under the EU Digital Services Act (DSA), as well as the possibility of a future categorization as a Gatekeeper under the EU Digital Markets Act or the Undertaking of Paramount Significance for Competition Across Markets under S19a of the Gesetz gegen Wettbewerbsbeschränkungen (German Competition Act - GWB) could add to our obligations and existing compliance requirements (without prejudice of other applicable and equivalent European and national rules). The Digital Markets, Competition and Consumers Act 2024 (DMCCA) also places additional obligations with respect to consumer compliance in the UK. While regulations addressing sustainability and product standards, including the Cyber Resilience Act, the EU Deforestation Regulation and various rules on waste management and eco-design are primarily applicable to manufacturers and traders (sellers), such regulations may also create additional obligations for us in terms of compliance verification when acting as an intermediary. To comply with new platform liability laws, we could incur significant costs implementing any required changes, investigating and defending claims and, if we are found liable for any violations of such laws, significant damages. In addition, if legislation or regulatory inquiries, even if focused on other entities, require us to expend significant resources in response or result in the imposition of new obligations, our business and results of operations could be adversely affected.

We strive to comply with all laws and regulations that are applicable to our operations around the world. Despite our efforts, we may not have fully complied in the past, and may not be able to fully or timely comply in the future, with all applicable laws and regulations, particularly where the regulatory regimes have not been broadly applied to e-commerce platforms. We may also be subject to conflicting laws, regulations, rules and orders, where compliance with those of one jurisdiction could result in violation of those of another jurisdiction. Relatedly, in the ordinary course of our business and in light of the scale of our global operations, we are, and will continue to be, regularly subjected to formal and informal reviews, queries, investigations, proceedings or other types of administrative actions by governmental and regulatory authorities in the jurisdictions in which we operate under existing laws, regulations, or interpretations or pursuing new and novel approaches to regulate our operations. The number and scale of these proceedings have increased, and will likely continue to increase, as our business expands in scope and geographic reach, and as our platforms become more complex, available to, and used by more people, and as governments and regulatory authorities seek to regulate us on a pre-emptive basis. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them could expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines); subject us to sanctions; harm our brands and reputation; increase our cost of doing business; require us to change the way we operate in a way adverse to our business, including by discontinuing certain services or restricting our operations in one or more jurisdictions; adversely affect our ability to attract merchants and buyers; impede our growth; or otherwise have a material effect on our business. The media, political, and regulatory scrutiny we face, which may continue to increase, amplifies these risks. All of these could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The DSA came into force in November 2022 and became fully applicable in February 2024. In May 2024, the European Commission designated the Temu platform as a Very Large Online Platform under the Digital Services Act. The Digital Services Act introduces heightened regulatory obligations for Very Large Online Platforms, including requirements to assess and mitigate systemic risks arising from their services, such as the listing and sale of counterfeit goods, unsafe or illegal products, and items that infringe intellectual property rights. Compliance with these obligations may increase our operational costs. Subsequently, in October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to the alleged sale of illegal products by merchants on Temu, the design of the Temu user interface and Temu’s recommendation systems and researcher data access. In July 2025, the European Commission preliminarily found the Temu platform to be in breach of the obligation under the DSA to properly assess the risks of illegal products being disseminated on its marketplace. We are engaging constructively with the European Commission in respect of those preliminary findings and the other open matters within its ongoing investigation in accordance with the applicable process. If the Commission’s preliminary views were to be ultimately confirmed, the Commission would adopt a non-compliance decision finding that Temu is in breach of Article 34 of the DSA. Such a decision could entail fines of up to 6% of the total worldwide annual turnover of the provider and an order requiring the provider to take measures to address the breach. A non-compliance decision may also trigger an enhanced supervision period to ensure compliance with the measures the provider intends to take to remedy the breach.

Certain jurisdictions also require local registration for specific activities, which could lead to additional costs or operational impacts. In December 2024, Vietnamese authorities suspended the operations of several e-commerce platforms, including the Temu platform, in Vietnam, pending the completion of their e-commerce service registration with the relevant authorities. Similarly, in March 2025, Uzbekistani authorities suspended the Temu platform due to matters relating to tax compliance and local entity registration. As of the date of this annual report, our operations of the Temu platform in Vietnam and Uzbekistan have not resumed.

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

Additionally, if the third-party merchants that sell merchandise on our platforms or the third-party vendors that provide services to us violate applicable laws or regulations, those violations could also result in liabilities for us and harm our brands, reputation and business. For example, in June 2022, the Uyghur Forced Labor Prevention Act, or the UFLPA, became effective in the U.S., establishing a rebuttable presumption that goods mined, produced, or manufactured in a certain region in China or by an entity on the UFLPA Entity List are prohibited from importation into the U.S. We require merchants on the Temu platform to comply with our third-party code of conduct, which, among other things, strictly prohibits the use of forced, penal or child labor. In addition, we establish policies and procedures to ensure that no seller on the Temu platform is on the UFLPA Entity List, and use technology to identify products that are at higher risk of non-compliance. Any third-party violations of applicable laws or our policies may subject us to negative publicity, investigations, fines, fees, settlements or other costs and liabilities as a result of the enforcement of laws, regulations, sanctions, embargoes, export controls programs or other restrictions. Our ability to rely on insurance, contracts, indemnification and other remedies to limit these liabilities may be insufficient or unavailable in some cases. Furthermore, the circumstances in which we may be held liable for the acts, omissions, or responsibilities of our merchants or other third parties are uncertain, complex, and evolving. Upcoming and proposed regulations may require platforms like ours to comply with additional obligations, and the resulting compliance costs and potential liability risk could negatively impact our business.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we received from our equity or debt offerings into Renminbi for our operations in the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, certain of our businesses are denominated in local currencies. Fluctuations in the exchange rates of these currencies against our reporting currency Renminbi may have a material adverse effect on our financial condition and results of operations.

In addition, as we continue to expand our international operations, our exposure to foreign currency exchange rate fluctuations has increased. We hold cash, cash equivalents, and/or marketable securities denominated in various foreign currencies. To the extent these foreign currencies depreciate relative to the currencies in which we present our financial results, such cash equivalents and marketable securities balances, when translated, may be less than expected, adversely affecting our financial position. Fluctuations in the relative value of local currencies in the markets where we operate could also have negative effects on the level of economic activity and consumer purchasing power in those markets and may adversely affect our business and results of operations.

We generally do not use hedging to reduce our exposure to exchange rate fluctuations. As of December 31, 2025, we had not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into other currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

There have been concerns about geopolitical conditions in certain regions or around the world, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China may have a material effect on the overall economic growth of China, which could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce commerce activities in China, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, the enforcement actions taken by the PRC government may intervene or influence our operations at any time and it could result in a material adverse change in our operations and the value of our ADSs. In addition, the PRC government has indicated an intent to exert more oversight and control over offerings conducted outside of the Chinese mainland and foreign investment in Chinese mainland-based companies. Any such actions could significantly limit or completely hinder our ability to offer or continue to offer our ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business and the value of our ADSs.

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

We may rely on distributions and advances paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on distributions and advances from our Chinese mainland subsidiaries, as well as service fees paid by the VIE and its subsidiaries pursuant to our contractual arrangements with them, to meet our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we elect to make such distributions. If any of our Chinese mainland subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our Chinese mainland subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a Chinese mainland company is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a Chinese mainland company may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve funds and staff welfare and bonus funds cannot be distributed to us as dividends.

Our Chinese mainland subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restrictions on currency exchange may limit the ability of our Chinese mainland subsidiaries to use their Renminbi-denominated revenues to pay dividends to us.

Additional regulatory requirements or a more substantial vetting process may be adopted by SAFE for cross-border transactions falling under both current accounts and capital accounts. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends or make other kinds of payments to us, or on the ability of the VIE and its subsidiaries to pay service fees to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese mainland companies to non-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-resident enterprises are incorporated.

PRC regulations on loans to and direct investment in Chinese mainland entities may delay or prevent us from using the proceeds of any financing conducted outside of the Chinese mainland to make loans or additional capital contributions to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a Cayman Islands holding company, and a significant portion of our holdings conduct operations in China. We may make loans to our Chinese mainland subsidiaries, the VIE and its subsidiaries, but these loans are subject to limits in size and may need to be approved by or registered with the governmental authorities. Besides loans, we may also make additional capital contributions to our Chinese mainland subsidiaries. Any loans to our PRC wholly foreign owned enterprises are subject to foreign exchange loan registrations. In addition, a PRC foreign-invested enterprise must use its capital for its own use in furtherance of bona fide purposes within its business scope. The capital of a PRC foreign-invested enterprise may not be used, whether directly or indirectly, (i) to make payments for purposes beyond the business scope of the enterprise or which are otherwise prohibited by the law; (ii) for investments in securities or any other instruments other than banks’ principal-secured products unless otherwise specifically permitted by law; (iii) to grant loans to non-affiliated enterprises, except where it is expressly permitted in the enterprise’s business license; and (iv) to pay for expenses related to the purchase of real estate that is not for self-use, unless the enterprise is a PRC foreign-invested real estate enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in Chinese mainland entities, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans we make to our Chinese mainland subsidiaries or the VIE or with respect to future capital contributions we make to our Chinese mainland subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from financings conducted outside of the Chinese mainland and to capitalize or otherwise fund our Chinese mainland operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulatory requirements on the convertibility of the Renminbi into other currencies and, in certain cases, the remittance of currency out of the Chinese mainland. To the extent cash in our business is in the Chinese mainland, such cash may not be available to fund operations or for other use outside of the Chinese mainland due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

We receive a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on distributions and advances from our Chinese mainland subsidiaries, as well as service fees from the VIE and its subsidiaries, to fund our cash and financing requirements. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in currencies other than Renminbi without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in the Chinese mainland may be used to pay dividends to entities outside of the Chinese mainland, including our Cayman Islands holding company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into other currencies and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in currencies other than Renminbi. As a result, we need to obtain SAFE approval to use cash generated from the operations of our Chinese mainland subsidiaries, the VIE and its subsidiaries to pay off any foreign currency debt that our Chinese mainland subsidiaries, the VIE or its subsidiaries may owe to entities outside of the Chinese mainland, or to make other capital expenditure payments outside of the Chinese mainland in a currency other than Renminbi.

The PRC government may impose more restrictive foreign exchange policies and step up scrutiny of major cross-border capital movements. If the foreign exchange control system prevents us from satisfying our multi-currency demands, we may not be able to utilize cash held in the Chinese mainland to fund any cash or financing requirements we may have outside of the Chinese mainland or pay dividends to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which an investor based outside of the Chinese mainland acquires control of a Chinese mainland enterprise and involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of an enterprise that holds a famous trademark or a PRC time-honored brand. The M&A Rules also require that, in accordance with the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress, which was most recently amended in 2022, any merger and acquisitions of PRC enterprises which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the PRC national security review rules that became effective in September 2011 require acquisitions by non-Chinese mainland investors of companies engaged in military related or certain other industries that are crucial to Chinese national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

PRC regulations relating to overseas investment activities by Chinese mainland residents may limit our subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are resident in the Chinese mainland to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires Chinese mainland residents (including Chinese mainland individuals and corporate entities, as well as individuals that are deemed to be Chinese mainland residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect overseas investment activities. SAFE Circular 37 further requires registrants to amend their SAFE registrations if such special purpose vehicle experiences material changes, such as a (i) change in name, (ii) change in the composition of its Chinese mainland shareholders, (iii) increase or decrease in capital contributions, (iv) share transfer or exchange, or (v) merger or division. SAFE Circular 37 is applicable to our shareholders who are Chinese mainland residents and may be applicable to any acquisitions that we make outside of the Chinese mainland in the future.

If our shareholders who are Chinese mainland residents fail to make the required registration or to update the previously filed registration, our Chinese mainland subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our Chinese mainland subsidiaries. Moreover, pursuant to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

All of our shareholders who we know to be subject to the SAFE regulations have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all Chinese mainland residents holding direct or indirect interest in our company, and we cannot provide any assurance that they will comply with our request to make the necessary registrations or otherwise comply with the requirements of SAFE Circular 37 or other related rules. The failure or inability of any shareholder to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, as well as restrictions on the ability of our Chinese mainland subsidiaries to distribute dividends, or the proceeds from any reduction in capital, share transfer or liquidation, to us. Moreover, any failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens, as well as non-PRC citizens who resided in the Chinese mainland for a continuous period of not less than one year, who participate in any stock incentive plan of a company listed outside of the Chinese mainland, subject to a few exceptions, are required to register with SAFE through a qualified agent in the Chinese mainland, which could be the Chinese mainland subsidiaries of such listed company, and complete certain other procedures. In addition, an entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are either PRC citizens or non-PRC citizens who have resided in the Chinese mainland for a continuous period of not less than one year, and who have been granted options are subject to these regulations as our company is listed on the Nasdaq. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our Chinese mainland subsidiaries and limit certain of our Chinese mainland subsidiaries’ ability to distribute dividends to us. We also face regulatory requirements that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in the Chinese mainland who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our Chinese mainland subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the relevant laws and regulations, we may face sanctions imposed by the tax authorities or other Chinese mainland government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

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

If we are classified as a Chinese mainland resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese mainland shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise is located in the Chinese mainland. Although this circular only applies to enterprises incorporated outside of the Chinese mainland that are controlled by Chinese mainland enterprises or enterprise groups, not those controlled by individuals, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all non-Chinese mainland enterprises. According to SAT Circular 82, an enterprise incorporated outside of the Chinese mainland that is controlled by a Chinese mainland enterprise or enterprise group will be regarded as a tax resident of the Chinese mainland by virtue of having its “de facto management body” in the Chinese mainland and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in the Chinese mainland.

We believe that we are not a Chinese mainland resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a Chinese mainland resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a Chinese mainland resident enterprise, dividends payable to our non-Chinese mainland individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-Chinese mainland enterprises or a rate of 20% in the case of non-Chinese mainland individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-Chinese mainland shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a Chinese mainland resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in the Chinese mainland resident enterprises by their non-resident holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 governs the indirect transfer of equity interests of a Chinese mainland resident enterprise and other taxable assets through transfer of an intermediate holding company incorporated outside of the Chinese mainland. In addition, SAT Circular 7 provides criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both non-Chinese mainland transferors and transferees (or other persons who are obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of a holding company, the non-resident enterprise as either transferor or transferee, or the Chinese mainland entity that directly owns the taxable assets, may report the indirect transfer to the tax authorities. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a Chinese mainland resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where Chinese mainland taxable assets are involved, such as restructurings carried out outside of the Chinese mainland, sale of the shares in our non-Chinese mainland subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-Chinese mainland resident enterprises, our subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Under PRC laws, the approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Pursuant to the M&A Rules, a special purpose vehicle incorporated outside of the Chinese mainland that (i) was formed for listing purposes through the acquisition of Chinese mainland companies and (ii) is controlled by Chinese mainland persons or entities must obtain the approval of the CSRC before it can list its securities on a stock exchange outside of the PRC. Based on the advice of King & Wood, our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval under the M&A Rules for our previous offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offerings. To the extent such CSRC approvals are required, we cannot assure you that we would be able to obtain them in a timely manner. Any failure to obtain or delay in obtaining the requisite CSRC approvals for any of our previous or future offerings would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the Chinese mainland, restrictions or limitations on our ability to pay dividends outside of the Chinese mainland.

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of the Chinese mainland. In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of listings conducted by companies with significant operations in the Chinese mainland. These opinions also proposed the development of a regulatory system to oversee companies with significant operations in the Chinese mainland that conduct listings in jurisdictions other than the Chinese mainland.

In September 2024, the National Development and Reform Commission of the PRC, or the NDRC, and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, a Chinese mainland company that is engaged in business prohibited by the 2024 Negative List must obtain approval from the competent governmental authorities to seek an offering and listing of securities outside of the Chinese mainland. In addition, the foreign investors of such Chinese mainland company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the regulations on Chinese mainland securities investments by foreign investors, which regulations are set out in more detail under “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Investment.”

On February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. The Filing Measures establish a new filing-based regime for regulating direct or indirect offerings and listings outside of the Chinese mainland. The Filing Measures require, among others, that the issuers of Chinese mainland companies or their main operating entities in the Chinese mainland, in the case of indirect offering and listing in jurisdictions outside of the Chinese mainland, to file with the CSRC for such offering or listing within three working days after submitting the application documents for offerings and listings outside of the Chinese mainland. Companies that have already completed such listings or offerings before March 31, 2023 are not required to complete the filling procedures immediately but are required to file with the CSRC for their follow-on offerings. For details about the Filing Measures, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Listings and M&A Outside of the Chinese Mainland.”

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. Any failure to obtain (including possible rescission of any approvals that had been obtained) or delay in obtaining such approval or completing such filing procedures for our offerings could subject us to penalties and sanctions such as fines and penalties on our operations in the Chinese mainland, orders limiting our ability to pay dividends outside of the Chinese mainland, reduction of our operating privileges in the Chinese mainland, or delay or restrictions on repatriation of the proceeds from offerings conducted outside of the Chinese mainland into the Chinese mainland. These penalties and sanctions could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Similarly, the CSRC or other PRC regulatory authorities could also require us to halt offerings that we conduct outside of the Chinese mainland before settlement and delivery of the shares offered. Consequently, if investors engage in trading or hedging activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities subsequently promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Historically, our auditor had been located in the Chinese mainland and, since July 2025, our auditor has been located in Hong Kong. Prior to December 2022, each of the Chinese mainland and Hong Kong was a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely. As a result, investors in the ADSs or our other securities did not benefit from such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the Chinese mainland and Hong Kong in the past has made it more difficult for the PCAOB to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, investors in the ADSs or our other securities would no longer be able to benefit from PCAOB inspections, which may cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland or Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Since our ADSs became listed on the Nasdaq Global Select Market on July 26, 2018, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in China that have listed their securities in the United States. The trading performances of these other companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward similar companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these other companies may also negatively affect the attitudes of investors towards companies with business operations in China in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, which may have a material and adverse effect on the trading price of our ADSs. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our brands, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	convertible arbitrage strategy employed by certain investors, including related short selling of our ADS; and
●	potential litigation or regulatory investigations.

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

The primary use of our capital continues to be to invest for the long-term growth of our business. As a result, we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our currently effective articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. holders of our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be a passive foreign investment company (“PFIC”) for a taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we are able to direct the activities of such entity and we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Based on our current income and assets, it is possible that we were a PFIC for the taxable year ended December 31, 2025, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, though there can be no assurances in this regard.

Changes in the nature of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years because the value of our assets for the purpose of the asset test will generally be determined by reference to the market price of our ADSs, which may fluctuate considerably. PFIC status is a factual determination made annually after the close of each taxable year and is subject to uncertainty in several respects. Accordingly, there can be no assurances regarding our PFIC status for any taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares and on the receipt of certain distributions on our ADSs or Class A ordinary shares. Such holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” in this annual report.

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

Under PRC laws and regulations, our Chinese mainland subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our Chinese mainland subsidiaries to make such distributions to us is subject to various PRC laws and regulations, including the requirement to maintain certain statutory reserves, as well as potential restrictions on currency exchange imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Dividend Distributions.”

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

In February 2023, we renamed our company “PDD Holdings Inc.”

In October 2023, we offered to repurchase the 2025 Notes at the election of the holders thereof pursuant to such holders’ right to repurchase their notes on the specified date set forth in the terms of the 2025 Notes, and we completed the repurchase right offer relating to the 2025 Notes in December 2023. As a result, a total of US$1,261,366,000 in principal amount of the 2025 Notes was validly surrendered and repurchased. The remaining principal amount matured on December 1, 2025.

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

B.Business Overview

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. We aim to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from increased productivity and new opportunities. We have built a network of sourcing, logistics, and fulfillment capabilities that support our underlying businesses.

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

Our revenues grew from RMB247,639.2 million in 2023 to RMB393,836.1 million in 2024 and further to RMB431,845.7 million (US$61,753.1 million) in 2025. We generated net income of RMB60,026.5 million, RMB112,434.5 million and RMB97,842.5 million (US$13,991.3 million) in 2023, 2024 and 2025, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Key Line Items and Specific Factors Affecting Our Results of Operations—Revenues” for a breakdown of our total revenues by category of activity for each of the last three financial years.

Overview of Our Platforms

The Pinduoduo Platform

Founded in 2015, the Pinduoduo platform provides buyers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experiences. The platform provides a comprehensive suite of product categories.

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

Pinduoduo launched its proprietary e-waybill system to efficiently integrate merchants with third-party logistics service providers, and provide buyers real-time visibility on the delivery status of their purchase orders. The e-waybill system streamlines the fulfillment process by seamlessly connecting order confirmation on the Pinduoduo platform with the selection of the most suitable third-party logistics service provider, ensuring efficient and transparent delivery to buyers.

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

The Temu Platform

Temu was founded in September 2022 in Boston, Massachusetts, the United States. Following its initial launch in North America in September 2022, Temu expanded to Oceania in March 2023 and Europe in April 2023 and then to other countries and regions worldwide. As of the end of 2025, Temu was serving consumers in various countries and regions, including the United States, Japan, Germany, the United Kingdom, France, Canada and Italy, which are among the world’s largest economies. Although at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu brings together buyers, merchants, manufacturers and brands from around the world, offering a wide selection of merchandise.

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

Intellectual Property

As of December 31, 2025, we had 261 registered computer software copyrights relating to various aspects of our operations. As of the same date, we had approximately 3,766 trademark registrations and 1,167 trademark applications in China, the United States and other jurisdictions. Our registered domain names include www.pddholdings.com, www.pinduoduo.com and www.temu.com, among others.

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

The 2024 Negative List and the 2025 Encouraged Industries Catalog

The industries in which foreign investors and PRC foreign-invested enterprises may make investments in the PRC are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2025 edition), or the 2025 Encouraged Industries Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List. These lists were promulgated, and are amended from time to time, by the Ministry of Commerce and the NDRC.

The 2024 Negative List limits the industries in which foreign investors may invest. It sets out a list of “restricted” and “prohibited” industries. Foreign investors may only invest in restricted industries if they satisfy certain conditions, including government approval. Foreign investors may not invest in prohibited industries. By contrast, the 2025 Encouraged Industries Catalog includes a list of “encouraged” industries in which foreign investors are incentivized to invest. Foreign investment in industries that are not listed in the 2024 Negative List or the 2025 Encouraged Industries Catalog is generally permitted, unless specifically restricted by other PRC laws.

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

Our consolidated affiliated entity, Shanghai Xunmeng, the main operating entity which provides platform service to third-party merchants for their sales of products, has obtained the VATS Licenses covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) call center business within the Chinese mainland, and (iv) information services from Shanghai Communications Administration. Certain of Shanghai Xunmeng’s VATS Licenses will expire in 2029, while the remaining licenses will expire in 2027.

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

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the State Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which became effective on October 1, 2016 and was amended on March 18, 2025, pursuant to which a third-party platform providing online food trading in the PRC must file a record with the administration for market regulation at the provincial level and obtain a filing number. If the platform fails to complete such filing, it may be ordered to make rectifications and given a warning by the competent administration for market regulation, and the failure to make such rectification may subject the third-party platform to fines ranging from RMB5,000 to RMB30,000. Shanghai Xunmeng has completed the requisite procedures with the competent food and drug administration.

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

On December 18, 2025, the SAMR and the CAC issued the Measures for the Supervision and Administration of Live E-commerce, which took effect on February 1, 2026. These measures clarify the legal liabilities of key participants in the live streaming e-commerce ecosystem, including platform operators, live room operators, broadcasters and multi-channel network agencies. A dedicated section of these measures prescribes the specific obligations of platform operators regarding identity and qualification verification, tiered management, credit evaluation, enforcement against violations, real-time monitoring and grievance mechanisms. Non-compliance with these regulations may subject platform operators to administrative sanctions, such as orders for rectification and the imposition of monetary fines.

Regulations on Online Transactions

In March 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021 and was amended in 2025. These measures provide a number of specific rules relating to the registration of entities that transact online, the supervision of e-commerce and other business models, and the protection of consumers’ rights and personal information. In particular, pursuant to these measures, individual merchants with an aggregate annual online business turnover of RMB100,000 or more must register with the applicable local branches of the SAMR, and e-commerce platforms must remind the individual merchants on their platforms to make such registrations in a timely manner.

On December 18, 2025, the SAMR and the CAC issued the Measures for the Supervision and Administration of Online Trading Platform Rules, which took effect on February 1, 2026. These measures are designed to delineate the responsibilities and obligations of online trading platforms throughout the entire process of formulating, amending, and implementing platform rules and outline clear requirements for safeguarding information, network, and data security, while ensuring the protection of the legitimate rights and interests of both platform-based merchants and consumers.

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

Regulations on Online Platforms for Food Trading

The PRC Food Safety Law, which became effective on June 1, 2009 and was amended and effective as of December 1, 2025, provides a comprehensive regulatory framework for online food trading, administration of providers of third-party online platforms for food trading and online food business operators. It governs the administration of third-party online platform providers and online food business operators, imposing strict obligations on providers of third-party online platforms for food trading, including but not limited to real-name registration and the mandatory verification of business licenses for all operators on their platforms. To further strengthen oversight of online catering services, the SAMR promulgated the Measures for the Supervision and Administration of Food Safety of Online Catering Services, which became effective on January 1, 2018 and was amended on October 23, 2020. These Measures regulate the business activities of both third-party online catering platforms and catering service providers operating through third-party platforms or self-developed websites. Failure to comply with these laws and regulations may subject third-party platform providers to administrative sanctions imposed by relevant regulatory authorities, including orders for rectification, confiscation of illegal gains, and the imposition of fines. In cases involving severe consequences, authorities may order the suspension of business operations or the revocation of operating licenses of such platform providers.

On January 27, 2026, the SAMR promulgated the Provisions on the Supervision and Administration of the Implementation of the Primary Responsibility for Food Safety by Online Food Sellers, which will come into effect on May 20, 2026, and the Provisions on the Supervision and Administration of the Implementation of the Primary Responsibility for Food Safety by Online Catering Service Providers, which will come into effect on June 1, 2026. These Provisions mandate that third-party platforms for online food trading establish dedicated food safety management departments and appoint qualified personnel, including food safety directors and officers. Additionally, platforms are required to conduct real-name registration for online food sellers and online catering service providers, verify such information at least once every six months, and perform substantive reviews of online food sellers and online catering service providers through technical identification, on-site inspections, or other effective means. Failure to fulfill these statutory obligations may subject platform providers to orders for rectification and administrative fines, as well as other potential sanctions under the PRC Food Safety Law and the PRC E-Commerce Law.

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

In addition to the Personal Information Protection Law, the PRC authorities have enacted a number of other laws and regulations on internet use to protect personal information and data privacy. On March 12, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly released the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effective May 1, 2021. These rules introduce a number of other obligations for persons that process certain types of personal information. For example, mobile internet application operators may not prevent users from using the basic functions and services of their mobile apps solely because such users do not agree to provide their non-essential personal information. The Regulations on the Network Data Security Management, which took effect on January 1, 2025, set out requirements for how network data processors should handle personal information. On February 12, 2025, the CAC issued the Measures for the Management of Compliance Audits on Personal Information Protection, which will take effect on May 1, 2025. Under these measures, personal information processors handling the personal information of more than 10 million individuals must conduct a compliance audit on personal information protection at least once every two years. The measures also specify other circumstances under which the competent authorities for personal information protection may require personal information handlers to conduct such compliance audits.

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

Cybersecurity

In November 2016, the Standing Committee promulgated the Cybersecurity Law, which took effect on June 1, 2017, last amended on October 28, 2025, with the amendment taking effect on January 1, 2026. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to threats to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure means important network facilities or information systems used in key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science that may endanger national security, people’s livelihoods and the public interest if such facilities or systems are damaged, experience loss of function or suffer from data leakage. These regulations make it illegal for any individual or organization to intrude into, interfere with, or sabotage any critical information infrastructure, or endanger the security of any critical information infrastructure. The regulations also require that critical information infrastructure operators must establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator should take full responsibility for the security protection of the critical information infrastructure operated by it. In addition, the administration departments of each important industry and sector should be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

In addition, the scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to procure network products and services and network platform operators engaging in data processing activities that affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of more than one million users are required to apply to the Cybersecurity Review Office for cybersecurity reviews before listing in foreign countries. A cybersecurity review could result in significant costs and expose such network platform operators and critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. However, as the Cybersecurity Review Measures do not provide a detailed explanation or formal interpretation regarding the specific criteria for determining what constitutes an activity that is “affecting national security,” there remain significant uncertainties as to the application and enforcement of these measures.

The PRC laws and regulations on cybersecurity, including the Cybersecurity Review Measures and the Regulations on the Protection of Critical Information Infrastructure, are evolving. There still exist uncertainties on the interpretation and implementation of such laws and regulations. As such, there remain uncertainties with respect to their interpretation, implementation and enforcement. It is uncertain whether, and to what extent, we may be subject to the relevant compliance requirements under such laws and regulations, or whether we may be required to make further adjustments to our business practices, data compliance measures or cybersecurity protocols to comply with such requirements.

Besides the Cybersecurity Law and the Cybersecurity Review Measures, a number of other rules and regulations also regulate cybersecurity. In July 2013, the MIIT promulgated the Rules on the Protection of Personal Information of Telecommunications and Internet Users, which became effective in September 2013 and contain detailed requirements on the use and collection of personal information, as well as the security measures that must be taken by telecommunications business operators and internet information service providers. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through Apps, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction. The PRC Civil Code, promulgated in 2020, also provides specific provisions regarding the protection of personal information. The Regulations on Network Data Security Management, released on September 24, 2024 and effective from January 1, 2025, govern the processing and security supervision of network data, including important data.

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

Regulations Relating to Anti-unfair Competition and Anti-monopoly

On June 27, 2025, the Standing Committee of the National People’s Congress amended the PRC Anti-unfair Competition Law which took effect on October 15, 2025, pursuant to which business operators may not engage in anti-competitive activities including but not limited to, unduly influencing transactions, confusing or defrauding consumers, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law and related regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

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

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both PRC foreign-invested enterprises and Chinese mainland enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside of the Chinese mainland with “de facto management bodies” within the Chinese mainland is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the tax withholders for those non-resident enterprise. Further, these measures provide that, in the case of an equity transfer between two non-resident enterprises, which is indirectly related to the transfer of equity interests of a Chinese mainland resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the relevant PRC tax authority, and the Chinese mainland company whose equity has been transferred shall assist the tax authorities to collect taxes from the non-resident enterprise. From time to time, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a Chinese mainland resident enterprise by a non-resident enterprise.

In February 2015, the State Administration of Taxation issued the Public Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 governs the indirect transfer of equity interests of a Chinese mainland resident enterprise and other taxable assets through transfer of an intermediate holding company incorporated outside of the Chinese mainland. In addition, SAT Circular 7 provides criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, and the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises were abolished simultaneously. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

On January 1, 2026, the PRC Value-added Tax Law and the Regulations for the Implementation of the PRC Value-Added Tax Law took effect. According to the PRC Value-added Tax Law, the current three-tier basic tax rates of 13%, 9% and 6% will remain unchanged, as follows: (i) a 13% tax rate applies to the sale of goods, processing, repair and replacement services, the leasing of tangible movable property, and the import of goods, unless otherwise specified; (ii) a 9% tax rate applies to the sale of transportation, postal services, basic telecommunications, construction, and real estate leasing services, the sale of real estate, the transfer of land use rights, and the sale or import of goods such as agricultural products, unless otherwise specified; and (iii) a 6% tax rate applies to the sale of other services and intangible assets.

Tax-related Information Submission of Internet Platforms

On June 20, 2025, Provisions on the Reporting of Tax-Related Information by Internet Platform Enterprises were issued and took effect. These regulations require internet platform operators to periodically submit tax-related information regarding in-platform merchants and service providers to the competent tax authorities. Failure to comply may subject companies to fines and other administrative penalties.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by our Chinese mainland subsidiaries include the PRC Company Law and the PRC Foreign Investment Law. Under these regulations, PRC foreign-invested enterprises in the Chinese mainland may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a Chinese mainland company is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Relating to Foreign Exchange

Regulations on Foreign Exchange Registration of Overseas Investment by Chinese Mainland Residents

The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE in and effective July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by Chinese mainland residents or entities to seek investment and financing outside of the Chinese mainland and conduct round trip investment in the Chinese mainland. Under SAFE Circular 37, an SPV refers to an entity incorporated outside of the Chinese mainland that is established or controlled, directly or indirectly, by Chinese mainland residents or entities for the purpose of seeking financing or making investments in jurisdictions outside of the Chinese mainland, using legitimate assets or interests, while “round trip investment” refers to the direct investment in the Chinese mainland by Chinese mainland residents or entities through SPVs, namely, establishing PRC foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, Chinese mainland residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive holders of a non-listed SPV can exercise the options or share incentive grants to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

Chinese mainland residents or entities who have contributed interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation or failure to disclose controllers of PRC foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the PRC foreign-invested enterprises, including payment of dividends and other distributions, to its parent or affiliate that is incorporated outside of the Chinese mainland, and the capital inflow from the parent, and may also subject Chinese mainland residents or entities to penalties under PRC foreign exchange administration regulations. In February 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. This SAFE Circular 13 has amended SAFE Circular 37 by requiring Chinese mainland residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an entity that is established outside of the Chinese mainland for the purpose of investment or financing. SAFE Circular 37 is applicable to our shareholders who are Chinese mainland residents and may be applicable to any acquisitions conducted outside of the Chinese mainland that we make in the future. All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

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

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16. Pursuant to SAFE Circular 16, enterprises registered in the Chinese mainland may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the Chinese mainland. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued, and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

Our Chinese mainland subsidiaries are required to comply with the requirements described above when making distributions to their parent entities incorporated outside of the Chinese mainland.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of a company listed outside of the Chinese mainland who are PRC citizens or are non-PRC citizens who have resided in the Chinese mainland for a continuous period of not less than one year, are generally required to register with SAFE through a qualified agent in the Chinese mainland. We and our directors, executive officers and other employees who either are PRC citizens or have resided in the Chinese mainland for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is listed on the Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, employees working in the Chinese mainland who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The Chinese mainland subsidiaries of such listed company have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the Chinese mainland subsidiaries fail to withhold their income taxes according to the laws and regulations, the Chinese mainland subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Listings and M&A Outside of the Chinese Mainland

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

The M&A Rules also regulate listings outside of the Chinese mainland. Pursuant to the M&A Rules, a special purpose vehicle incorporated outside of the Chinese mainland that (i) was formed for listing purposes through the acquisition of Chinese mainland companies and (ii) is controlled by Chinese mainland persons or entities must obtain the approval of the CSRC before it can list its securities on a stock exchange outside of the Chinese mainland. Based on the advice of King & Wood, our PRC legal counsel, we are of the view that we did not need, and will not need, to obtain the CSRC’s approval under the M&A Rules for our previous offerings. However, the interpretation and application of the regulations could change so that we may need to obtain the CSRC’s approval with respect to our previous or future offerings.

The 2024 Negative List

On September 6, 2024, the NDRC issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a PRC company that is engaged in a prohibited business under the 2024 Negative List seeks an offering and listing of securities outside of the Chinese mainland, it must obtain approval from the competent governmental authorities. In addition, the foreign investors of such PRC company may not be involved in the company’s operations and management, and their shareholding percentage is subject to the regulations on securities investments in the PRC by foreign investors. As the 2024 Negative List is relatively new, there are substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

Regulations on Overseas Listings and Offerings

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted outside of the Chinese mainland and foreign investment in Chinese mainland-based companies. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to, among other things, strengthen the supervision of listings outside of the Chinese mainland.

On February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which took effect on March 31, 2023. On February 17, 2023, the CSRC released the Filing Measures. The Filing Measures established a filing-based regulatory system for the “indirect overseas offerings and listings” of Chinese mainland companies, which refer to securities offerings and listings made in a non-Chinese mainland market by an entity incorporated outside of the Chinese mainland based on the underlying equity, assets, earnings, or similar rights of a company operating mainly in the Chinese mainland. According to the Filing Measures, an offering or listing by an issuer that meets both of the following standards shall be considered an “indirect overseas offering and listing by a Chinese mainland company”: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by Chinese mainland companies; and (ii) the issuer conducts its principal business activities in the Chinese mainland, or its principal places of business are located in the Chinese mainland, or the majority of its senior management in charge of its business operations are PRC citizens or residents. To conduct an indirect initial offering or listing outside of the Chinese mainland, an issuer must make filings with the CSRC within three working days after such offering application is submitted to the regulator or listing venue. However, listed companies are not required to apply for filing immediately until they are involved in matters that require filings, such as follow-on financings. Additionally, to approve the offering and listing of issuers who have set up variable interest entities (or other contractual arrangements), the CSRC will conduct direct communications with, and consolidate the views of, regulators of the industries in which the variable interest entities operate. Failure to complete the filing procedures in a timely manner could result in sanctions by the CSRC or other regulatory agencies, including fines and penalties on operations, restrictions on or the prohibition of dividend payments or remittances by Chinese mainland subsidiaries, or delays or restrictions on the repatriation of proceeds from the offering into the Chinese mainland. The CSRC or other PRC regulatory authorities may also require the issuer to halt its offerings before the securities being offered thereunder are delivered and settled.

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

Consumer Protection

In the United States, we are subject to federal and state laws and regulations regarding consumer protection. The Federal Trade Commission, or the FTC, establishes regulations and institutes enforcement proceedings with respect to consumer protection and data privacy, including activities on the internet. The FTC monitors and identifies practices that may be unfair or deceptive, including those that compromise privacy and consumer welfare, by examining, among other things, whether consumers are notified regarding the type of consumer data being collected and how such data will be used and stored. The FTC creates policies and brings enforcement actions to halt practices that it deems unfair or deceptive. The FTC has expressed particular interest in the mobile environment and companies that collect sensitive data. Although much of the FTC’s focus is on consumer protection, the FTC has conducted numerous discussions on mobile and internet advertising privacy practices and may pursue more rigorous privacy regulation, possibly including regulation of non-identifiable data which could, in combination with other information, become personal data. Such increased regulation may impact our business. In September 2025, the FTC brought an enforcement action under the INFORM Consumers Act against Whaleco, Inc., the operator of the Temu platform, resulting in a $2 million civil penalty and a consent order requiring ongoing compliance measures.

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

Data Privacy and Protection

In the United States, we are subject to federal and state laws and regulations regarding data privacy and protection. U.S. rules and regulations governing data privacy and security include those promulgated under the authority of California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal data of California consumers and households, including providing the right of individuals to request access to, correction of, and deletion of personal information, and the right to opt out of the sale and certain other uses of personal information, and provides a private right of action and statutory damages for data breaches. State laws are changing rapidly as other states in the United States have adopted or are considering adopting similar laws. There has also been discussion in Congress of a new comprehensive federal data protection law to which our collection of U.S. personal data would likely become subject if it were enacted.

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

Import and Customs

In the United States, Section 321 of the Tariff Act of 1930 provides for an administrative exemption from duty and taxes for shipments of merchandise (other than bona-fide gifts and certain personal and household goods) imported by one person on one day, so long as the aggregate fair retail value of the shipments in the country of shipment is less than a prescribed de minimis monetary value specified in the Tariff Act. Effective May 2, 2025, this exemption ceased to apply for low-value imports from China. Effective August 29, 2025, this exemption was eliminated for imports from all countries. A lawsuit has been filed challenging the Administration’s elimination of this exemption, but the outcome of these proceedings remains uncertain.

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

Agreements that allow us to receive economic benefits from the VIE

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Hangzhou Weimi and Hangzhou Aimi, dated June 5, 2015, Hangzhou Weimi has the exclusive right to provide to Hangzhou Aimi consulting and services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Hangzhou Weimi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Hangzhou Aimi agrees to pay Hangzhou Weimi service fees at an amount as determined by Hangzhou Weimi. This agreement will remain effective for a ten-year term and then be automatically renewed for another ten years, unless Hangzhou Weimi gives Hangzhou Aimi a termination notice 90 days before the term ends.

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

In the opinion of King & Wood, our PRC legal counsel, (i) the structures of Hangzhou Weimi and Hangzhou Aimi are not in any violation of the PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Hangzhou Weimi and Hangzhou Aimi and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of the PRC laws or regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

However, we have been further advised by King & Wood, our PRC legal counsel, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of our contractual arrangements with the VIE. If the PRC government finds that the arrangements that establish the structure for operating our e-commerce business do not comply with the PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish part of the VIE structure do not comply with the PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our operations in China, and our ADSs may decline in value or become worthless.”

D.Property, Plant and Equipment

Our principal executive offices are located in Dublin, Ireland. We also maintain offices globally, including in North America, Asia and Europe. As of December 31, 2025, our main office facilities worldwide had an aggregate gross floor area of approximately 157,696 square meters. We lease all of the office premises that we currently occupy, and we plan to renew our leases from time to time as needed.

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

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our businesses and attract and retain buyers and merchants for our platforms. Our costs of revenues consist primarily of payment processing fees paid to third-party payment service providers, costs associated with the operation of our platforms and others, such as costs and expenses attributable to fulfillment fees, merchant support services, bandwidth and server costs, amortizations, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services. In addition, we have invested significantly in marketing activities to promote our brand and our products and services. Our sales and marketing expenses increased from RMB82,188.9 million in 2023 to RMB111,300.5 million in 2024 and further to RMB125,287.9 million (US$17,915.9 million) in 2025, while sales and marketing expenses as a percentage of our revenues decreased from 33.2% in 2023 to 28.3% in 2024 and increased to 29.0% in 2025.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

Under our current business model, we primarily generate revenues from online marketing services and transaction services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Online marketing services and others	153,540,553	62.0	197,934,192	50.3	217,783,028	31,142,559	50.4
Transaction services	94,098,652	38.0	195,901,905	49.7	214,062,685	30,610,557	49.6
Total revenues	247,639,205	100.0	393,836,097	100.0	431,845,713	61,753,116	100.0

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

Costs of revenues

The following table sets forth the components of our costs of revenues by amounts and percentages of costs of revenues for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Costs of revenues:
Payment processing fees	(6,824,386)	7.4	(11,355,177)	7.4	(14,319,278)	(2,047,630)	7.6
Costs associated with the operation of our platforms and others	(84,899,191)	92.6	(142,545,197)	92.6	(174,482,475)	(24,950,662)	92.4
Total costs of revenues	(91,723,577)	100.0	(153,900,374)	100.0	(188,801,753)	(26,998,292)	100.0

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

Operating expenses

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(82,188,870)	84.5	(111,300,533)	84.7	(125,287,932)	(17,915,936)	83.6
General and administrative expenses	(4,075,622)	4.2	(7,552,967)	5.7	(8,157,733)	(1,166,540)	5.4
Research and development expenses	(10,952,374)	11.3	(12,659,361)	9.6	(16,496,164)	(2,358,920)	11.0
Total operating expenses	(97,216,866)	100.0	(131,512,861)	100.0	(149,941,829)	(21,441,396)	100.0

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

Research and development expenses. Research and development expenses consist primarily of payroll, employee benefits, share-based compensation expenses, bandwidth and server costs and other related expenses associated with research and platform development. We expect our research and development expenses to increase as we expand our research and development team to enhance our artificial intelligence technology and big data analytics capabilities and develop new features and functionalities on our platforms.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at the rate of 16.5% on their activities conducted in Hong Kong and they may be exempted from income tax on their foreign-derived income. Additionally, Hong Kong does not levy withholding tax on dividends.

The Chinese Mainland

Generally, our Chinese mainland subsidiaries, the VIE and subsidiaries of the VIE are subject to enterprise income tax on their taxable income in the Chinese mainland at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Each of Shanghai Xunmeng and Walnut Shanghai has been recognized as a “high and new technology enterprise” and is eligible for a preferential corporate income tax rate of 15% until 2026.

We are subject to value-added tax at a rate of (i) 13% on the sale of goods and (ii) 6% on the sale of services (including value-added telecommunication services), in each case less any deductible value-added tax we have already paid or borne in connection with such sale of goods or services. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Under PRC laws, a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese mainland companies to non-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-resident enterprises are incorporated. As such, dividends paid by our subsidiaries in the Chinese mainland to their non-resident enterprise shareholders in Hong Kong will be subject to a withholding tax rate of 10%, unless all the requirements under the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital are satisfied, in which case the tax rate would become 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions and advances paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of the Chinese mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a Chinese mainland resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese mainland shareholders or ADS holders.”

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

We adopted ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) on January 1, 2024, which, among other things, improved reportable segment disclosure requirements through enhanced disclosures about significant segment expenses, and provided new segment disclosure requirements for entities with a single reportable segment. We adopted ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) on January 1, 2025, which required the disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 also required disaggregated information about the amount of income taxes paid, income tax expense and profit before income taxes.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online marketing services and others	153,540,553	62.0	197,934,192	50.3	217,783,028	31,142,559	50.4
Transaction services	94,098,652	38.0	195,901,905	49.7	214,062,685	30,610,557	49.6
Total revenues	247,639,205	100.0	393,836,097	100.0	431,845,713	61,753,116	100.0
Costs of revenues(1)	(91,723,577)	(37.0)	(153,900,374)	(39.1)	(188,801,753)	(26,998,292)	(43.7)
Operating expenses
Sales and marketing expenses(1)	(82,188,870)	(33.2)	(111,300,533)	(28.3)	(125,287,932)	(17,915,936)	(29.1)
General and administrative expenses(1)	(4,075,622)	(1.7)	(7,552,967)	(1.9)	(8,157,733)	(1,166,540)	(1.8)
Research and development expenses(1)	(10,952,374)	(4.4)	(12,659,361)	(3.2)	(16,496,164)	(2,358,920)	(3.8)
Total operating expenses	(97,216,866)	(39.3)	(131,512,861)	(33.4)	(149,941,829)	(21,441,396)	(34.7)
Operating profit	58,698,762	23.7	108,422,862	27.5	93,102,131	13,313,428	21.6
Other income/(expenses)
Interest and investment income, net	10,238,080	4.1	20,553,493	5.2	25,583,848	3,658,442	6.0
Interest expenses	(43,987)	(0.0)	—	—	—	—	—
Foreign exchange gain/((loss)	35,721	0.0	587,866	0.1	(1,966,622)	(281,223)	(0.5)
Other income, net	2,952,579	1.2	3,119,847	0.8	2,726,933	389,946	0.6
Profit before income tax and share of results of equity investees	71,881,155	29.0	132,684,068	33.6	119,446,290	17,080,593	27.7
Income tax expenses	(11,849,904)	(4.8)	(20,266,781)	(5.1)	(21,732,756)	(3,107,743)	(5.0)
Share of results of equity investees	(4,707)	(0.0)	17,225	0.0	129,005	18,447	0.0
Net income	60,026,544	24.2	112,434,512	28.5	97,842,539	13,991,297	22.7

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Costs of revenues	132,470	412,721	248,210	35,494
Sales and marketing expenses	2,354,097	2,216,792	2,000,790	286,109
General and administrative expenses	2,289,272	4,742,816	3,430,903	490,613
Research and development expenses	2,302,955	2,511,235	2,257,068	322,756
Total	7,078,794	9,883,564	7,936,971	1,134,972

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues, which consist of revenues from online marketing services and others, and transaction services, increased by 9.7% from RMB393,836.1 million in 2024 to RMB431,845.7 million (US$61,753.1 million) in 2025.

Revenues from online marketing services and others increased from RMB197,934.2 million in 2024 to RMB217,783.0 million (US$31,142.6 million) in 2025, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities.

Revenues from transaction services increased from RMB195,901.9 million in 2024 to RMB214,062.7 million (US$30,610.6 million) in 2025, primarily due to the increase in average transaction services revenues per active merchant and the increase in the number of active merchants on our platforms. Average transaction services revenues per active merchant increased from RMB12,399 in 2024 to RMB12,742 (US$1,822) in 2025. The increase reflects the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the growing diversity of transactions placed under different consumption scenarios and product categories on our platforms. The number of our active merchants increased from 15.8 million in 2024 to 16.8 million in 2025. Our merchant-customers are attracted to our platforms by the plentiful sales opportunities on our platforms and the value of the transaction services we provide.

Costs of revenues

Our costs of revenues increased from RMB153,900.4 million in 2024 to RMB188,801.8 million (US$26,998.3 million) in 2025, primarily attributable to the increase in fulfillment fees, bandwidth and server costs, and payment processing fees.

Operating expenses

Our total operating expenses increased by 14.0% from RMB131,512.9 million in 2024 to RMB149,941.8 million (US$21,441.4 million) in 2025, primarily due to the increases in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB111,300.5 million in 2024 to RMB125,287.9 million (US$17,915.9 million) in 2025, primarily attributable to an increase of RMB12,956.7 million in advertising expenses and promotion and coupon expenses, which were focused on promoting our brands and driving user growth and engagement on our platforms.

General and administrative expenses. Our general and administrative expenses amounted to RMB8,157.7 million (US$1,166.5 million) in 2025, compared to RMB7,553.0 million in 2024.

Research and development expenses. Our research and development expenses amounted to RMB16,496.2 million (US$2,358.9 million) in 2025, compared to RMB12,659.4 million in 2024, primarily due to the increase in staff related costs, and bandwidth and server costs.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB93,102.1 million (US$13,313.4 million) in 2025, compared to RMB108,422.9 million in 2024.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on short-term investments and debt investments included in other non-current assets. Our net interest and investment income increased from RMB20,553.5 million in 2024 to RMB25,583.8 million (US$3,658.4 million) in 2025. The increase was primarily attributable to the increase of our short-term investments.

Other income, net. We had other net income of RMB2,726.9 million (US$389.9 million) in 2025, compared to RMB3,119.8 million in 2024.

Income tax expenses

We had income tax expenses of RMB21,732.8 million (US$3,107.7 million) in 2025, compared to RMB20,266.8 million in 2024.

Share of results of equity investees

We had share of profits of equity investees of RMB129.0 million (US$18.4 million) in 2025, compared to RMB17.2 million in 2024.

Net income

As a result of the foregoing, we had net income of RMB97,842.5 million (US$13,991.3 million) in 2025, compared to RMB112,434.5 million in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues, which consist of revenues from online marketing services and others, and transaction services, increased by 59.0% from RMB247,639.2 million in 2023 to RMB393,836.1 million in 2024.

Revenues from online marketing services and others increased from RMB153,540.6 million in 2023 to RMB197,934.2 million in 2024, primarily attributable to interrelated factors, including our stronger brand and market position as a result of our branding campaigns, more active merchants offering a greater breadth of products and our continued focus on offering a wide selection of merchandise at attractive prices, as well as fun and interactive shopping experiences for consumers, which contributed to an increase in user engagement and activities.

Revenues from transaction services increased from RMB94,098.7 million in 2023 to RMB195,901.9 million in 2024, primarily due to the increase in average transaction services revenues per active merchant and the increase in the number of active merchants on our platforms. Average transaction services revenues per active merchant increased from RMB6,627 in 2023 to RMB12,399 in 2024. The increase reflects the growth of our merchants’ businesses and the increase in merchant demand for more value-added services driven by the growing diversity of transactions placed under different consumption scenarios and product categories on our platforms. The number of our active merchants increased from 14.2 million in 2023 to 15.8 million in 2024. Our merchant-customers are attracted to our platforms by the plentiful sales opportunities on our platforms and the value of the transaction services we provide.

Costs of revenues

Our costs of revenues increased from RMB91,723.6 million in 2023 to RMB153,900.4 million in 2024, primarily attributable to the increase in fulfillment fees and payment processing fees.

Operating expenses

Our total operating expenses increased by 35.3% from RMB97,216.9 million in 2023 to RMB131,512.9 million in 2024, primarily due to the increases in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB82,188.9 million in 2023 to RMB111,300.5 million in 2024, primarily attributable to an increase of RMB27,888.8 million in advertising expenses and promotion and coupon expenses, which were focused on promoting our brands and driving user growth and engagement on our platforms.

General and administrative expenses. Our general and administrative expenses amounted to RMB7,553.0 million in 2024, compared to RMB4,075.6 million in 2023, primarily due to an increase in staff-related costs.

Research and development expenses. Our research and development expenses amounted to RMB12,659.4 million in 2024, compared to RMB10,952.4 million in 2023.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB108,422.9 million in 2024, compared to RMB58,698.8 million in 2023.

Other income/(expenses)

Interest and investment income, net. Net interest and investment income mainly represents interest earned on short-term investments and debt investments included in other non-current assets. Our net interest and investment income increased from RMB10,238.1 million in 2023 to RMB20,553.5 million in 2024. The increase was primarily attributable to the increase of our short-term investments.

Interest expenses. We had interest expenses of nil in 2024, compared to interest expenses of RMB44.0 million in 2023.

Other income, net. We had other net income of RMB3,119.8 million in 2024, compared to RMB2,952.6 million in 2023.

Income tax expenses

We had income tax expenses of RMB20,266.8 million in 2024, compared to RMB11,849.9 million in 2023, primarily due to the increased profit before income tax expenses.

Share of results of equity investees

We had share of profits of equity investees of RMB17.2 million in 2024, compared to share of losses of RMB4.7 million in 2023.

Net income

As a result of the foregoing, we had net income of RMB112,434.5 million in 2024, compared to RMB60,026.5 million in 2023.

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

Online marketing services

We entered into contractual agreements with certain merchants to provide various types of online marketing services on our online platforms for which we receive service fees from the merchants. We match product listings appearing in search or browser results on our online platforms and charge merchants based on impressions or clicks. We also provide display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices.

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

Transaction services

We provide transaction services, including fulfillment services to merchants, and earn related fees for sales of the products completed on our online platforms. We do not control the products provided by merchants at any point in time during the transactions. Revenues related to transaction services are recognized in the consolidated statements of comprehensive income at a point in time when our service obligation to the merchants is determined to have been completed under each sales transaction. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

Incentives provided to the consumers

In order to promote our online platforms and attract more registered consumers who are not our customers, we at our own discretion provide various forms of incentives. These incentives, including coupons, credits and other subsidies that may or may not be specific to any merchant, can be used by the consumers to purchase merchandise provided on our online platforms at reduced prices or to redeem for cash from us.

We record the incentives as reductions of revenues if they are considered as variable consideration or when there are explicit contractual obligations to incentivize the consumers on behalf of the merchants. In the absence of such explicit obligations, we further evaluated varying features of different incentive programs to determine whether the incentives represent implicit obligations to the consumers on behalf of merchants. If so, the incentives are recorded as reduction of revenues. If we determined that incentives provided to the consumers are not considered as payments to the merchant-customers, we record these incentives as marketing expenses.

Income taxes

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, we adopted ASU 2023-09 prospectively. Please refer to Note 15 for the inclusion of new disclosures required.

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	94,162,531	121,929,292	106,938,690	15,292,029
Net cash used in investing activities	(55,431,278)	(118,356,036)	(43,423,236)	(6,209,441)
Net cash (used in)/generated from financing activities	(8,960,626)	1,164	(5,227,353)	(747,502)
Exchange rate effect on cash, cash equivalents and restricted cash	(291,139)	840,096	(1,751,111)	(250,404)
Increase in cash, cash equivalents and restricted cash	29,479,488	4,414,516	56,536,990	8,084,682
Cash, cash equivalents and restricted cash at beginning of the year	92,300,417	121,779,905	126,194,421	18,045,562
Cash, cash equivalents and restricted cash at end of the year	121,779,905	126,194,421	182,731,411	26,130,244

We had net cash generated from operating activities of RMB94,162.5 million, RMB121,929.3 million and RMB106,938.7 million (US$15,292.0 million) in 2023, 2024 and 2025, respectively.

As of December 31, 2025, our cash and cash equivalents were RMB108,900.6 million (US$15,572.6 million). Our cash and cash equivalents primarily consist of cash at banks and other highly liquid investments. As of the same date, we had restricted cash of RMB73,830.8 million (US$10,557.7 million), mainly representing cash received from buyers and reserved in a bank supervised account for payments to merchants.

In October 2023, we offered to repurchase the 2025 Notes, as required under the terms of the notes. A total of US$1,261,366,000 in principal amount of the 2025 Notes was validly surrendered and repurchased. The outstanding 2025 Notes matured on December 1, 2025.

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

As of December 31, 2025, we had a total of RMB214,007.0 million (US$30,603.0 million) in cash and cash equivalents, restricted cash and short-term investments held in China. The VIE and its subsidiaries held a total of RMB171,199.5 million (US$24,481.2 million) in cash and cash equivalents, restricted cash and short-term investments, which were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offerings, follow-on offerings, convertible senior notes offerings and private placements, we may make additional capital contributions to or make loans to our existing or new Chinese mainland subsidiaries, or acquire entities with operations in the Chinese mainland in transactions consummated outside of the Chinese mainland. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans to and direct investment in Chinese mainland entities may delay or prevent us from using the proceeds of any financing conducted outside of the Chinese mainland to make loans or additional capital contributions to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC wholly foreign owned enterprises are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2025 was RMB106,938.7 million (US$15,292.0 million), as compared to net income of RMB97,842.5 million (US$13,991.3 million) in the same period. The difference was primarily due to an increase of RMB15,327.7 million (US$2,191.8 million) in payable to merchants and an increase of RMB12,359.6 million (US$1,767.4 million) in accrued expenses and other liabilities, partially offset by an increase of RMB12,600.0 million (US$1,801.8 million) in short-term investments. The increases in accrued expenses and other liabilities and payable to merchants were primarily attributable to our business expansion and the increase of number of merchants on our platforms.

Net cash generated from operating activities in 2024 was RMB121,929.3 million, as compared to net income of RMB112,434.5 million in the same period. The difference was primarily due to an increase of RMB13,781.2 million in accrued expenses and other liabilities and an increase of RMB16,885.2 million in payable to merchants, partially offset by an increase of RMB21,356.7 million in short-term investments. The increases in accrued expenses and other liabilities and payable to merchants were primarily attributable to our business expansion and the increase of number of merchants on our platforms.

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

Investing activities

Net cash used in investing activities in 2025 was RMB43,423.2 million (US$6,209.4 million), primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB209,632.3 million (US$29,977.0 million), purchase of long-term time deposits, held to maturities and other investments of RMB42,382.9 million (US$6,060.7 million) and purchase of available-for-sale debt securities of RMB28,544.4 million (US$4,081.8 million), partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB230,909.3 million (US$33,019.6 million).

Net cash used in investing activities in 2024 was RMB118,356.0 million, primarily due to purchase of short-term time deposits, held to maturities and other investments of RMB210,272.8 million, purchase of long-term time deposits, held to maturities and other investments of RMB43,847.0 million and purchase of available-for-sale debt securities of RMB13,733.0 million, partially offset by proceeds from sales of short-term time deposits, held to maturities and other investments of RMB147,287.7 million.

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

Financing activities

Net cash used in financing activities in 2025 was RMB5,227.4 million (US$747.5 million), primarily attributable to repayment of convertible bonds of RMB5,228.7 million (US$747.7 million).

Net cash generated from financing activities in 2024 was RMB1.2 million.

Net cash used in financing activities in 2023 was RMB8,960.6 million, primarily attributable to repurchase of convertible bonds of RMB8,968.8 million.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease commitments and investment commitments.

Our capital expenditures are primarily incurred for purchases of computer equipment relating to the operation of our platforms, furniture, office equipment, leasehold improvements and software. Our capital expenditures were RMB583.9 million in 2023, RMB967.1 million in 2024, and RMB1,145.1 million (US$163.7 million) in 2025.

Our operating lease commitments mainly represent our obligations for leasing offices and warehouses, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 7 to our audited consolidated financial statements. As of December 31, 2025, the aggregate amount of payments due under our operating lease commitments amounted to RMB5,624.0 million (US$804.2 million).

Our investment commitments primarily relate to capital contributions obligation under certain arrangement which does not have contractual maturity date. As of December 31, 2025, the aggregate amount of our investment commitments amounted to RMB115.2 million (US$16.5 million).

We intend to fund our future capital expenditures with anticipated cash flows from operations, our existing cash balance and short-term investments. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support such entity. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Holding Company Structure

PDD Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and its subsidiaries. As a result, PDD Holdings Inc.’s ability to pay dividends may depend partially upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our Chinese mainland subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our Chinese mainland subsidiaries, the VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our Chinese mainland subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by our PRC wholly foreign owned enterprises is subject to examination by the banks designated by SAFE. Our Chinese mainland subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Amendment of Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Chen	46	Co-Chairman of the Board of Directors and Co-Chief Executive Officer
Jiazhen Zhao	42	Co-Chairman of the Board of Directors and Co-Chief Executive Officer
Anthony Kam Ping Leung	65	Independent Director
Haifeng Lin	49	Director
Ivonne M.C.M. Rietjens	67	Independent Director
George Yong-Boon Yeo	71	Independent Director
Jun Liu	43	Vice President of Finance
Junyun Xiao	46	Senior Vice President of Operation
Zhenwei Zheng	42	Senior Vice President of Product Development
Mi Wang	41	Senior Vice President of Engineering
Jiong Li	33	Financial Director

Lei Chen is a founding member of our company and has served as our co-chairman of the board of directors and co-chief executive officer since December 2025. He has served as our director since July 2020, and co-chief executive officer since April 2023. Mr. Chen served as our chairman of the board of directors from March 2021 to December 2025, as our chief executive officer from July 2020 to April 2023, as our chief technology officer from 2016 to 2020 and as our director from February 2017 to July 2018. Prior to joining our company, Mr. Chen served as chief technology officer of Xinyoudi Studio since 2011. Mr. Chen’s prior working experience includes internships with Google (Nasdaq: GOOG), Yahoo Inc. and IBM (NYSE: IBM) in the United States. Mr. Chen was trained as a data scientist and is a prolific publisher on the subject of data mining, and has presented his works in large international conferences, such as the ACM SIGMOD Conference, Very Large Data Bases (VLDB) Conferences and International Conference on Machine Learning. Mr. Chen received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

Jiazhen Zhao is a founding member of our company and has served as our co-chairman of the board of directors and co-chief executive officer since December 2025. He has served as our director and co-chief executive officer since April 2023. Mr. Jiazhen Zhao served as a senior vice president from 2018 to 2023. Mr. Zhao has held several leadership roles across our company. He started our Duo Duo Grocery business and led the operations of a few key product categories in the Pinduoduo platform, including agriculture. He also led our supply chain efforts. Mr. Zhao received his bachelor’s degree in e-commerce management from South China University of Technology.

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

Ivonne M.C.M. Rietjens has served as our independent director since August 2023. Dr. Rietjens is also a member of our audit committee and nominating and corporate governance committee. Dr. Rietjens has more than 25 years of experience in food safety. She is Emeritus Professor at Wageningen University, where she previously served as a full professor from 2001 until her retirement in December 2025.She has been an elected member of the Royal Netherlands Academy of Arts and Sciences (KNAW) since 2020 and served as the chairperson of the KNAW Scientific Council for Natural Sciences and Engineering from 2020 to 2023. For over 20 years, she has been a member and chairperson of the Expert Panel of the Flavor and Extract Manufacturers Association (FEMA) of the United States, advising on GRAS (Generally Recognized As Safe) notifications for new food flavors, and has been an elected member of the French Academy of Agriculture since 2018. She has been a board member of Skal Biocontrole, an independent organization that supervises and certifies the organic food chain in the Netherlands, and a member of the Fonterra Global Food Safety Science Advisory Panel Previously, she served as the chairperson of the Dutch Society for Toxicology from 1999 to 2005, as a member of the Academic Board at Wageningen University from 2012 to 2017, and as a member of the Supervisory Board of Royal Wessanen BV from 2012 to 2019. She was also an active member of several committees on food and occupational safety, including panels and working groups of the European Food Safety Authority from 2003 to 2014 and the Dutch Health Council. From 2013 to 2021, she was a member of the Scientific Advisory Board of the National Institute of Public Health & Hygiene (RIVM). Dr. Rietjens received her bachelor’s and master’s degrees in molecular life sciences from Wageningen University and her Ph.D. degree in toxicology from Wageningen University. In 2024, she received the EUROTOX Merit Award.

George Yong-Boon Yeo has served as our independent director and chairman of our nominating and corporate governance committee since July 2018. Mr. Yeo is also a member of our audit committee and compensation committee. He currently serves as a Visiting Scholar at the Lee Kuan Yew School of Public Policy of the National University of Singapore, an independent non-executive director of AIA Group Limited (HKEx: 01299) and an independent non-executive director of Wilmar International (SGX: F34). Prior to that, Mr. Yeo served 23 years in the government of Singapore, and was Minister for Information and the Arts, Health, Trade & Industry, and Foreign Affairs of Singapore. Mr. Yeo is also a member of the Board of Trustees of Berggruen Institute on Governance and International Advisory Panel of Peking University, among others. Mr. Yeo studied Engineering at Cambridge University on a President’s Scholarship, graduating with a Double First in 1976, and became a Signals Officer in the Singapore Armed Forces. After graduating from the Singapore Command and Staff College in 1979, he was posted to the Republic of Singapore Air Force. Mr. Yeo graduated with an MBA (Baker Scholar) from the Harvard Business School in 1985. He was appointed Chief-of-Staff of the Air Staff from 1985 to 1986 and Director of Joint Operations and Planning in the Defence Ministry from 1985 to 1988, attaining the rank of Brigadier-General.

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

Mi Wang has served as our senior vice president of engineering since December 2025. He joined our company in 2018 and most recently served as our vice president of research and development. Prior to 2018, Mr. Wang spent seven years at Tencent (HKEx: 00700) from 2011 to 2018 and three years at Oracle (NYSE: ORCL) from 2008 to 2011 as an engineer. Mr. Wang received both a bachelor’s and a master’s degree in computer engineering from Sun Yat-sen University.

Jiong Li has served as our financial director since December 2025. Mr. Li is a Certified Public Accountant. Prior to joining our company, he worked at KPMG Advisory (China) Limited. He holds a bachelor’s degree in business English and international economics from Shanghai International Studies University.

B.Compensation

In the year ended December 31, 2025, we paid an aggregate of US$2.2 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

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

Amended and Restated 2015 Global Share Plan

In September 2015, our board of directors approved a 2015 global share plan, which was amended in November 2022 and further amended in August 2025 to extend the term of the plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2015 global share plan is referred to as the 2015 Plan in this annual report. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. As of December 31, 2025, options to purchase 136,368,140 Class A ordinary shares under the 2015 Plan had been granted and were outstanding under the 2015 plan.

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

Termination and amendment of the 2015 Plan. Unless terminated earlier, the 2015 Plan has a term of twenty years. Our board of directors has the authority to terminate, amend or modify the plan. No termination, amendment or modification may adversely affect in any material way an outstanding award granted pursuant to the 2015 Plan unless mutually agreed between the participant and the plan administrator.

Amended and Restated 2018 Share Incentive Plan

In July 2018, we adopted the 2018 Share Incentive Plan, which was most recently amended in November 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The amended 2018 Share Incentive Plan is referred to as the 2018 Plan in this annual report. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan was initially 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. In March 2021, our board of directors approved an amendment to the 2018 Plan to increase the annual increase percentage from 1.0% to 3.0% effective from the fiscal year beginning January 1, 2022. As of December 31, 2025, options to purchase 218,820,960 Class A ordinary shares and restricted share units representing 55,599,296 Class A ordinary shares had been granted and were outstanding under the 2018 Plan. The following paragraphs describe the principal terms of the 2018 Plan.

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

The following table summarizes, as of December 31, 2025, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or cancelled after their grant dates.

	Class A
	Ordinary Shares
	Underlying
	Equity Awards	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Lei Chen	54,320,000	Nominal	Various dates between September 1, 2016 and November 1, 2023	Various dates between August 31, 2036 and October 31, 2043
Jiazhen Zhao	6,785,124	Nominal	Various dates between September 1, 2016 and May 1, 2024	Various dates between August 31, 2036 and April 30, 2044
George Yong-Boon Yeo	25,524	Nominal	Various dates between February 1, 2022 and August 1, 2025	Not applicable
Anthony Kam Ping Leung	26,036	Nominal	Various dates between March 1, 2022 and September 1, 2025	Not applicable
Ivonne M.C.M. Rietjens	16,828	Nominal	March 1, 2024 and September 1, 2025	Not applicable
Zhenwei Zheng	4,720,000	Nominal	November 1, 2015	October 31, 2035
Mi Wang	2,449,400	Nominal	Various dates between March 1, 2019 and December 1, 2025	Various dates between February 28, 2039 and November 30, 2045
Junyun Xiao	7,524,000	Nominal	November 1, 2015 and September 1, 2016	October 31, 2035 and August 31, 2036
Jun Liu	670,000	Nominal	Various dates between September 1, 2018 and May 1, 2024	Various dates between August 31, 2038 and April 30, 2044
Jiong Li	8,520	Nominal	October 1, 2025	Not applicable
All directors and executive officers as a group	76,545,432	Nominal	Various dates between November 1, 2015 and December 1, 2025	Various dates between October 31, 2035 and November 30, 2045

As of December 31, 2025, our employees other than our directors and executive officers as a group held options to purchase 278,720,576 Class A ordinary shares, with nominal exercise prices, and restricted share units representing 55,522,388 Class A ordinary shares.

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

D.Employees

Employees

As of December 31, 2025, we had a total of 25,474 employees. We had a total of 17,403 and 23,465 employees as of December 31, 2023 and 2024, respectively.

The following table sets forth a breakdown of our employees as of December 31, 2025 by function:

As of
December 31, 2025
Function:
Sales, marketing and fulfillment	11,389
Product development	10,351
Platform operation	1,493
Management and administration	2,241
Total	25,474

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of March 18, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 5,693,585,848 Class A ordinary shares and no Class B ordinary Shares outstanding as of March 18, 2026.

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

	Class A Ordinary Shares Beneficially Owned†
	Number	%
Directors and Executive Officers*:
Lei Chen	28,320,000	0.5
Jiazhen Zhao	6,160,380	0.1
Anthony Kam Ping Leung	6,132		*
Haifeng Lin	90,532		*
Ivonne M.C.M. Rietjens	2,240		*
George Yong-Boon Yeo	342,512		*
Zhenwei Zheng	5,846,956	0.1
Mi Wang	1,819,400		*
Junyun Xiao	7,524,000	0.1
Jun Liu	625,000		*
Jiong Li	—	—
All Directors and Executive Officers as a Group	50,737,152	0.9
Principal Shareholders:
Entities affiliated with Zheng Huang(1)	1,409,744,080	24.8
Entities affiliated with Tencent(2)	783,468,116	13.8
Entities affiliated with PDD Partnership(3)	370,772,220	6.5

Notes:

†

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC. For the purposes of this table, we have included shares beneficially owned by our directors and executive officers that remain subject to a lock-up period applicable to such shares.

*	Less than 0.1% of our total outstanding ordinary shares.
(1)	Represents (i) 1,134,932,140 Class A ordinary shares directly held by Walnut Street Investment, Ltd., a business company limited by shares incorporated in the British Virgin Islands, and (ii) 274,811,940 Class A ordinary shares directly held by Walnut Street Management, Ltd., a business company limited by shares incorporated in the British Virgin Islands. Each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd. is controlled by Steam Water Limited, a business company limited by shares incorporated in the British Virgin Islands, which is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries. Walnut Street Investment, Ltd., Walnut Street Management, Ltd. and Steam Water Limited are collectively referred to as entities affiliated with Mr. Huang.

(2)	Represents (i) 754,359,876 Class A ordinary shares held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, (ii) 473,956 Class A ordinary held by TPP Follow-on I Holding G Limited, a limited liability company incorporated in the Cayman Islands, (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a limited liability company incorporated in the British Virgin Islands, and (iv) 853,004 Class A ordinary shares held by Distribution Pool Limited, a limited liability company incorporated in British Virgin Islands, as reported in a Schedule 13D/A jointly filed by Tencent Holdings Limited and Tencent Mobility Limited on March 24, 2021. Tencent Mobility Limited, TPP Follow-on I Holding G Limited, Chinese Rose Investment Limited and Distribution Pool Limited are investing entities either directly or beneficially owned by Tencent Holdings Limited, and are collectively referred to as entities affiliated with Tencent. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange.
(3)	Represents 370,772,220 Class A ordinary shares directly held by Quantum Dot Limited, a business company limited by shares incorporated in the British Virgin Islands. Quantum Dot Limited is a wholly owned subsidiary of Qubit Partners L.P., an exempted limited partnership formed under the laws of the Cayman Islands. Qubit GP Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands, is the general partner of Qubit Partners L.P. Mr. Zheng Huang is the sole director of Qubit GP Limited and the sole director of Quantum Dot Limited. Quantum Dot Limited, Qubit GP Limited and Qubit Partners L.P. are collectively referred to as entities affiliated with PDD Partnership.

To our knowledge, as of March 18, 2026, a total of 3,122,029,820 Class A ordinary shares were held by one record holder in the United States, representing approximately 54.8% of our total outstanding shares. This record holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Business Cooperation with Tencent. Tencent has been a principal shareholder of ours since February 2017. In 2023, 2024 and 2025, we purchased from Tencent certain services, including payment processing, advertising and cloud services, in the total amount of RMB7,182.5 million, RMB6,772.2 million and RMB6,476.2 million (US$926.1 million), respectively. As of December 31, 2023, 2024 and 2025, we had a receivable balance from Tencent in the amount of RMB3,516.2 million, RMB3,427.8 million and RMB3,826.9 million (US$547.2 million), respectively, and a payable balance to Tencent in the amount of RMB1,112.6 million, RMB669.6 million and RMB976.8 million (US$139.7 million), respectively.

Loan to Ningbo Hexin and Business Cooperation Agreement with Shanghai Fufeitong

We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We currently rely on commercial banks and third-party payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.” To mitigate risk and impact on our business operations in the event of disruption or discontinuance of our relationship with commercial banks and third-party payment service providers, we facilitated Mr. Lei Chen and Mr. Zhenwei Zheng, our executive officers, to acquire the controlling equity interests in Shanghai Fufeitong, a licensed payment service company, by providing interest-free loans in the aggregate amount of RMB910.6 million (US$130.2 million) to Ningbo Hexin Equity Investment Partnership, or Ningbo Hexin, a limited partnership controlled by Mr. Lei Chen and Mr. Zhenwei Zheng.

Ningbo Hexin beneficially owns 93.84% of the equity interests in Shanghai Fufeitong. Subject to compliance with applicable laws and regulations and approval by the regulatory authorities, Hangzhou Aimi may (i) require Ningbo Hexin to repay the loans we have extended to it at any time, and (ii) use the proceeds from the repayment of the loan to acquire all of the limited partnership interests of Ningbo Hexin. As of December 31, 2025, the loans were still outstanding.

In April 2020, Shanghai Xunmeng entered into a business cooperation agreement with Shanghai Fufeitong, pursuant to which both parties agreed to conduct comprehensive business cooperation in payment services, technical resources and other related professional areas. As of December 31, 2025, we had a receivable balance from Shanghai Fufeitong and its affiliates of RMB5,467.6 million (US$781.9 million), and a payable balance to Shanghai Fufeitong and its affiliates of RMB109.8 million (US$15.7 million).

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

Legal Proceedings

We are involved in claims, proceedings, and litigation on an ongoing basis. The outcomes of the legal proceedings to which we are a party are inherently unpredictable, subject to significant uncertainties, and could be material to our business, financial condition, results of operations, and/or cash flows. Additionally, many of the legal actions and proceedings to which we are a party remain in their preliminary stages, and we cannot predict the timetable, progress or outcome of these actions, and there is insufficient basis to reasonably conclude at this point whether we will prevail in such actions or whether we will be subject to any liability for damages. To the best of our knowledge and judgment as of the date of this annual report, we cannot make an estimate for the reasonably possible loss or a range of reasonably possible losses arising from any legal actions or proceedings as of December 31, 2025. If the final resolution of ongoing actions or proceedings is adverse to us, we may experience a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

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

In June 2024, the Attorney General of Arkansas filed a complaint in the Circuit Court of Cleburne County, Arkansas, alleging that we violated the Arkansas Deceptive Trade Practices Act, the Arkansas Personal Information Protection Act and Arkansas common law. In October 2024, we filed a motion to dismiss the complaint. In May 2025, the Attorney General of Arkansas filed an amended complaint, dropping the claim under the Arkansas Personal Information Protection Act. In July 2025, we filed a motion to dismiss this amended complaint. We dispute the allegations of wrongdoing and are defending ourselves vigorously.

In October 2024, the European Commission initiated a formal investigation into the Temu platform to assess potential violations of the Digital Services Act related to the alleged sale of illegal products by merchants on Temu, the design of the Temu user interface and Temu’s recommendation systems. In July 2025, the European Commission preliminarily found the Temu platform to be in breach of the obligation under the DSA to properly assess the risks of illegal products being disseminated on its marketplace. We are engaging constructively with the European Commission in respect of those preliminary findings and the other open matters within its ongoing investigation in accordance with the applicable process. If the Commission’s preliminary views were to be ultimately confirmed, the Commission would adopt a non-compliance decision finding that Temu is in breach of Article 34 of the DSA. Such a decision could entail fines of up to 6% of the total worldwide annual turnover of the provider and order the provider to take measures to address the breach. A non-compliance decision may also trigger an enhanced supervision period to ensure compliance with the measures the provider intends to take to remedy the breach. In November 2024, the Consumer Protection Cooperation (CPC) Network and the European Commission notified us of a number of practices on the Temu platform that allegedly infringe EU consumer laws. The CPC Network directed Temu to bring those practices in line with EU consumer laws and initiated an investigation requesting Temu to provide further information. We have responded to the European Commission and the CPC Network. As of the date of this annual report, the European Commission and CPC Network investigations remain ongoing.

In December 2024, Vietnamese authorities suspended the operations of several e-commerce platforms, including the Temu platform, in Vietnam, pending the completion of their e-commerce service registration with the relevant authorities. Similarly, in March 2025, Uzbekistani authorities suspended the Temu platform due to matters relating to tax compliance and local entity registration. As of the date of this annual report, our operations of the Temu platform in Vietnam and Uzbekistan have not resumed.

In June 2025, the Attorney General of the State of Nebraska filed a complaint in the District Court of Lancaster County, Nebraska, alleging that we violated the Nebraska Consumer Protection Act and the Nebraska Uniform Deceptive Trade Practices Act. In September 2025, we filed a motion to dismiss the complaint. The motion to dismiss was denied on April 9, 2026. We continue to dispute the allegations of wrongdoing and are defending ourselves vigorously.

In July 2025, the Attorney General of the State of Kentucky filed a complaint in the Woodford Circuit Court, Kentucky, alleging that we violated the Kentucky Consumer Protection Act and Kentucky common law. In October 2025, we filed a motion to dismiss the complaint. We dispute the allegations of wrongdoing and are defending ourselves vigorously.

In September 2025, the U.S. Department of Justice, on referral from the Federal Trade Commission, filed a complaint and a proposed consent order alleging that Temu violated the INFORM Consumers Act of 2023. Without admitting or denying the allegations, Temu entered into a consent order with the Federal Trade Commission resolving the matter. Under the terms of the order, Temu paid a civil penalty of $2 million and agreed to certain ongoing compliance obligations.

In December 2025, the Attorney General of the State of Arizona filed a complaint in the Superior Court of Arizona in Maricopa County, Arizona, alleging that we violated the Arizona Consumer Fraud Act. We dispute the allegations of wrongdoing and are defending ourselves vigorously.

In February 2026, the Attorney General of the State of Texas filed a complaint in the District Court of Collin County, Texas, alleging that we violated the Texas Deceptive Trade Practices Act. We dispute the allegations of wrongdoing and are defending ourselves vigorously.

In April 2026, the SAMR fined seven platform operators a total of approximately RMB3.6 billion, including approximately RMB1.5 billion against the operator of the Pinduoduo platform, for violations of the E-Commerce Law and PRC food safety laws that included failing to properly verify food business licenses and failing to take measures against cake vendors on the platform transferring consumers’ orders to other vendors without notifying the consumers. As part of the same regulatory action, the SAMR imposed a nine-month suspension on the onboarding of new cake (except pre-packaged cake) vendors on the Pinduoduo platform. We have accepted the penalty and intend to strictly comply with the SAMR’s requirements.

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

In 2024, several putative securities class actions were filed against us and several of our current and former officers in the United States District Court for the Eastern District of New York. In October 2024, these cases were consolidated and, in November 2024, a lead plaintiff was appointed by the court. This lead plaintiff filed an Amended Complaint on March 4, 2025, alleging violations of the Securities Exchange Act against PDD Holdings Inc., Lei Chen, Jing Ma, Jun Liu and Jiazhen Zhao for allegedly making false and misleading statements concerning the Company’s data security practices and compliance with the Uyghur Forced Labor Prevention Act. On September 26, 2025, Defendants filed a motion to dismiss the Amended Complaint, which is fully briefed and remains pending. We dispute the allegations and are defending ourselves vigorously.

Other Legal Proceedings

We have also been involved in legal proceedings arising from our ordinary course of business, both filed by us and against us. For instance, in December 2023, to protect Temu’s intellectual property and defend Temu against further harm from unfair competitive practices, Temu filed a complaint in the United States District Court for the District of Columbia against entities doing business as SHEIN. In September 2025, the court partially granted SHEIN’s motion to dismiss, allowing claims for violations of the Digital Millennium Copyright Act, copyright infringement, trade dress infringement, and unfair competition to proceed while dismissing other claims. This matter, as of the date of this annual report, remains ongoing. In August 2024, SHEIN initiated a separate lawsuit against us in the same court, asserting claims of copyright and trademark infringement, unfair competition and false advertising, among other things. In January 2026, the court partially granted our motion to dismiss, dismissed PDD Holdings Inc. from the action for lack of personal jurisdiction and dismissed certain of SHEIN’s other claims. Temu disputes the remaining allegations and is defending itself vigorously in this matter.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. The primary use of our capital continues to be to invest for the long-term growth of our business.

We are a holding company incorporated in the Cayman Islands. We may rely on distributions and advances from our subsidiaries in the Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our Chinese mainland subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Dividend Distributions.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company;
●	may register as a segregated portfolio company; and
●	may apply to be registered as a special economic zone company.

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

Chinese Mainland Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise is located in the Chinese mainland. Although this circular only applies to enterprises incorporated outside of the Chinese mainland that are controlled by Chinese mainland enterprises or enterprise groups, not those controlled by individuals, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” concept should be applied in determining the tax resident status of all enterprises incorporated outside of the Chinese mainland. According to SAT Circular 82, an enterprise incorporated outside of the Chinese mainland that is controlled by a Chinese mainland enterprise or enterprise group will be regarded as a tax resident of the Chinese mainland by virtue of having its “de facto management body” in the Chinese mainland only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the Chinese mainland; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the Chinese mainland.

We believe that PDD Holdings Inc. is not a Chinese mainland resident enterprise for PRC tax purposes. PDD Holdings Inc. is not controlled by a Chinese mainland enterprise or enterprise group and we do not believe that PDD Holdings Inc. meets all of the conditions above. PDD Holdings Inc. is a company incorporated outside of the Chinese mainland. As a holding company, its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside of the Chinese mainland. In addition, we are not aware of any holding companies with a similar corporate structure as ours ever having been deemed a “resident enterprise” of the Chinese mainland by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that PDD Holdings Inc. is a Chinese mainland resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the Chinese mainland. It is unclear whether our non-Chinese mainland individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-Chinese mainland individual shareholders in the event we are determined to be a Chinese mainland resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-Chinese mainland shareholders of PDD Holdings Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that PDD Holdings Inc. is treated as a Chinese mainland resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a Chinese mainland resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese mainland shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, such as:

●	banks and certain financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	broker-dealers;
●	traders in securities that have elected the mark-to-market method of accounting for their securities;
●	partnerships and their partners;
●	regulated investment companies;
●	real estate investment trusts;
●	certain former U.S. citizens or long-term residents;
●	persons liable for minimum tax;
●	tax-exempt organizations (including private foundations);
●	investors who are not U.S. holders,
●	investors who own (directly, indirectly, or constructively) 10% or more of our ADSs or Class A ordinary shares (by vote or value);
●	investors that will hold our ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; or
●	investors that have a functional currency other than the U.S. dollar,

all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not discuss any non-U.S., minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. U.S. holders should consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control one or more U.S. persons or (B) that has in effect a valid election to be treated as a “United States person” under the Code or applicable Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for a taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain limited exceptions) working capital. Goodwill and other unbooked intangibles will generally be taken into account in determining asset value.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control the activities of such entity and are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current income and assets and the value of our ADSs, it is possible that we were a PFIC for the taxable year ended December 31, 2025, and it is possible that we may be a PFIC for the current taxable year and for future taxable years.

The determination of whether we are or will become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles, which will depend upon the market price of our ADSs from time-to-time, which may be volatile. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years.

The determination of our PFIC status will also depend, in part, on the composition and nature of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year and is subject to uncertainty in several respects, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we will generally continue to be a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we are not a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that will apply if we are a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or Class A ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a Chinese mainland resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq Global Select Market and are considered readily tradeable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in subsequent years. Because we do not expect that our Class A ordinary shares to be listed on any established securities market, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares and our ADSs. Each non-corporate U.S. holder should consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a “resident enterprise” of the Chinese mainland under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—Chinese Mainland Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder that does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a U.S. federal income tax deduction in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit or a deduction in lieu thereof under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss on the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such ADSs or Class A ordinary shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

In the event that we are treated as a “resident enterprise” of the Chinese mainland under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. However, if a U.S. holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares. The rules regarding foreign tax credits and the deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC for subsequent taxable years, with respect to (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or Class A ordinary shares. Under the PFIC rules:

●	any such excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;
●	any amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;
●	such amount allocated to each prior taxable year other than a pre-PFIC year will be subject to tax at the highest tax rate in effect for that year; and
●	an additional tax equal to an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” (i.e., stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market as defined in applicable Treasury Regulations) in a PFIC may make a mark-to-market election with respect to such stock. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder that makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, such U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held by such U.S. holder at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized on the sale or other disposition of the ADSs will be treated as ordinary income and any losses will be treated as ordinary losses, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Our ADSs, and not our Class A ordinary shares, are listed on the Nasdaq Global Select Market. Consequently, if a U.S. holder holds Class A ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market election if we are or were to become a PFIC.

A U.S. holder that makes a mark-to-market election in respect of a PFIC will not be required to take into account the mark-to-market gain or loss described above for any period during which the corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year for which we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder should consult its tax advisor regarding the application of the PFIC rules if we are or become a PFIC, including the possibility of making a mark-to-market election and the inability to make a qualified electing fund election.

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

• Distribution of cash dividends	Up to US$0.05 per ADS cancelled

• Distribution of cash entitlements (other than cash dividends) and/or	Up to US$0.05 per ADS held
cash proceeds from the sale of rights, securities and other entitlements

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make payments to us and reimburse us for certain costs and expenses upon such rates and terms as agreed between the depositary and us. Pursuant to such agreement, we received from the depositary a net payment of US$21.4 million, after deduction of applicable U.S. taxes, in the year ended December 31 2025.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our co-chief executive officer and our vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our co-chief executive officer and vice president of finance, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and our vice president of finance, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our co-chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report.

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

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, including any of their associated or affiliated organizations or entities, for the periods indicated. On July 23, 2025, we appointed Ernst & Young, located in Hong Kong, as our independent registered public accounting firm for the audits of our financial statements and internal control over financial reporting for the fiscal year ended December 31, 2025, to be filed with the SEC. Previously, our independent registered public accounting firm was Ernst & Young Hua Ming LLP.

	2024	2025
	US$	US$

	(in thousands)
Audit fees(1)	5,311	7,364
Tax fees (2)	198	356
All other fees(3)	35	891
(1)	“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Tax fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for professional tax services rendered by our principal auditors.
(3)	“All other fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

On July 23, 2025, with the approval of the audit committee of our board of directors, we appointed Ernst & Young, located in Hong Kong, as our independent registered public accounting firm for the audits of our financial statements and internal control over financial reporting for the fiscal year ended December 31, 2025, to be filed with the SEC. As a result of the appointment, our previous independent registered public accounting firm, Ernst & Young Hua Ming LLP, was dismissed as our independent registered public accounting firm on the same date.

The reports of Ernst & Young Hua Ming LLP on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through July 23, 2025, there were no (i) disagreements between us and Ernst & Young Hua Ming LLP on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young Hua Ming LLP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Ernst & Young Hua Ming LLP with a copy of the disclosures required under this Item 16F of Form 20-F and have requested from Ernst & Young Hua Ming LLP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Ernst & Young Hua Ming LLP’s letter is attached as Exhibit 16.1.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through July 23, 2025, neither we nor anyone on behalf of us has consulted with Ernst & Young regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on November 28, 2023, is incorporated herein by reference to Exhibit 11.2 to this annual report on Form 20-F.

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))
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
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

4.5

English translation of the Seventh Amended and Restated Shareholders’ Voting Rights Proxy Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated January 3, 2025 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))

4.6

English translation of the Seventh Amended and Restated Equity Pledge Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated January 3, 2025 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))

4.7

English translation of the Exclusive Consulting and Services Agreement between Hangzhou Weimi and Hangzhou Aimi dated June 5, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

Exhibit Number	Description of Document
4.8

English translation of the Seventh Amended and Restated Exclusive Option Agreement among Hangzhou Weimi, Hangzhou Aimi and the shareholders of Hangzhou Aimi dated January 3, 2025 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))

4.9

English translation of the Spousal Consent Letter issued by the spouse of Mr. Lei Chen dated January 1, 2025 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))

4.10

English translation of the Spousal Consent Letter issued by the spouse of Mr. Jiazhen Zhao dated January 3, 2025 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entity of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226014))

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20 - F filed on April 28, 2025 (File No. 001 - 38591))

12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood
15.2*	Consent of Ernst & Young, Independent Registered Public Accounting Firm
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
16.1*	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission, dated April 29, 2026
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed on April 25, 2024 (File No. 001-38591))
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed with this Annual Report on Form 20-F.

**  Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDD Holdings Inc.

	By:	/s/ Lei Chen
		Name:	Lei Chen
		Title:	Co-Chairman of the Board of Directors
and Co-Chief Executive Officer

	By:	/s/ Jiazhen Zhao
		Name:	Jiazhen Zhao
		Title:	Co-Chairman of the Board of Directors
and Co-Chief Executive Officer

Date: April 29, 2026

PDD HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PDD Holdings Inc. (the Company) as of December 31, 2025, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2026 expressed an unqualified opinion thereon.

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

As described in Note 2 to the consolidated financial statements, the Company at its own discretion provides various forms of incentives, to consumers who are not customers of the Company to promote its online platforms and attract more registered consumers. Certain incentives, including coupons and other subsidies that are not specific to any merchants, can be used by the consumers to purchase merchandise provided on the Company’s online platforms at reduced prices. Despite the absence of any explicit contractual obligations to incentivize the consumers on behalf of the merchants, the Company further evaluated the varying features of different incentive programs to determine whether the incentives represent implicit obligations to consumers on behalf of merchants. Based on that evaluation, the Company determined whether the incentives provided to the consumers are considered payments to the merchant-customers.

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

/s/ Ernst & Young

We have served as the Company’s auditor since 2025.

Hong Kong, the People’s Republic of China

April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited PDD Holdings Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PDD Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the year then ended, and the related notes and our report dated April 29, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young

Hong Kong, the People’s Republic of China

April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PDD Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PDD Holdings Inc. (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2018 to 2025.

Shanghai, the People’s Republic of China

April 28, 2025

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		57,768,053	108,900,587	15,572,577
Restricted cash		68,426,368	73,830,824	10,557,667
Receivables from online payment platforms		3,679,309	5,109,129	730,596
Short-term investments	4	273,791,856	313,407,682	44,816,702
Amounts due from related parties	16	7,569,180	10,205,128	1,459,314
Prepayments and other current assets	5	4,413,466	7,526,542	1,076,280
Total current assets		415,648,232	518,979,892	74,213,136

Non-current assets
Property, equipment and software, net	6	879,327	1,306,044	186,762
Intangible assets		19,170	15,387	2,200
Right-of-use assets	7	5,064,351	4,863,332	695,447
Deferred tax assets	15	15,998	171,959	24,590
Other non-current assets	8	83,407,238	104,707,713	14,973,004
Total non-current assets		89,386,084	111,064,435	15,882,003
Total Assets		505,034,316	630,044,327	90,095,139

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the VIE and its subsidiaries without recourse to the primary beneficiary of RMB99,001,888 and RMB108,493,208 (US$15,514,323) as of December 31, 2024 and 2025, respectively)

Amounts due to related parties	16	801,859	1,086,540	155,373
Customer advances and deferred revenues		2,947,041	3,378,789	483,160
Payable to merchants		91,655,947	107,407,160	15,359,020
Accrued expenses and other liabilities	9	69,141,831	81,657,839	11,676,915
Merchant deposits		16,460,600	17,708,197	2,532,238
Convertible bonds, current portion	10	5,309,597	—	—
Lease liabilities	7	2,105,978	2,498,643	357,301
Total current liabilities		188,422,853	213,737,168	30,564,007

Non-current liabilities (including amounts of the VIE and its subsidiaries without recourse to the primary beneficiary of RMB443,132 and RMB520,081 (US$74,371) as of December 31, 2024 and 2025, respectively)

Lease liabilities	7	3,191,565	2,880,152	411,856
Deferred tax liabilities	15	106,774	41,851	5,985
Total non-current liabilities		3,298,339	2,922,003	417,841
Total liabilities		191,721,192	216,659,171	30,981,848
Commitments and contingencies	20

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 5,568,585,848 and 5,693,585,848 shares issued and outstanding as of December 31, 2024 and 2025, respectively)		180	182	26
Additional paid-in capital		117,829,308	125,767,661	17,984,536
Statutory reserves		237,680	1,338,261	191,369
Accumulated other comprehensive income	12	7,824,545	2,115,683	302,539
Retained earnings		187,421,411	284,163,369	40,634,821
Total shareholders’ equity		313,313,124	413,385,156	59,113,291
Total liabilities and shareholders’ equity		505,034,316	630,044,327	90,095,139

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$

Revenues (including services provided to a related party of RMB4,272, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	13	247,639,205	393,836,097	431,845,713	61,753,116

Costs of revenues (including services received from related parties of RMB6,031,719, RMB6,292,953 and RMB6,118,953 (US$874,999) for the years ended December 31, 2023, 2024 and 2025, respectively)		(91,723,577)	(153,900,374)	(188,801,753)	(26,998,292)

Sales and marketing expenses (including services received from related parties of RMB1,795,959, RMB1,302,234 and RMB1,005,637 (US$143,804) for the years ended December 31, 2023, 2024 and 2025, respectively)		(82,188,870)	(111,300,533)	(125,287,932)	(17,915,936)
General and administrative expenses		(4,075,622)	(7,552,967)	(8,157,733)	(1,166,540)
Research and development expenses (including services received from related parties of RMB194,803, RMB79,242 and RMB162,606 (US$23,252) for the years ended December 31, 2023, 2024 and 2025, respectively)		(10,952,374)	(12,659,361)	(16,496,164)	(2,358,920)
Total operating expenses		(97,216,866)	(131,512,861)	(149,941,829)	(21,441,396)

Operating profit		58,698,762	108,422,862	93,102,131	13,313,428

Interest and investment income, net		10,238,080	20,553,493	25,583,848	3,658,442
Interest expenses		(43,987)	—	—	—
Foreign exchange gain/(loss)		35,721	587,866	(1,966,622)	(281,223)
Other income, net		2,952,579	3,119,847	2,726,933	389,946

Profit before income tax and share of results of equity investees		71,881,155	132,684,068	119,446,290	17,080,593
Income tax expenses	15	(11,849,904)	(20,266,781)	(21,732,756)	(3,107,743)
Share of results of equity investees		(4,707)	17,225	129,005	18,447
Net income		60,026,544	112,434,512	97,842,539	13,991,297

Net income attributable to ordinary shareholders		60,026,544	112,434,512	97,842,539	13,991,297

Earnings per share:	17
Basic		11.08	20.31	17.50	2.50
Diluted		10.29	19.00	16.50	2.36
Shares used in earnings per share computation (in thousands):
Basic		5,416,106	5,536,049	5,590,930	5,590,930
Diluted		5,839,630	5,916,592	5,929,576	5,929,576

Other comprehensive income	12
Foreign currency translation difference, net of tax of nil		1,332,984	2,605,982	(5,476,543)	(783,135)
Unrealized gains/(losses) on available-for-sale debt securities, net of tax		68,538	494,803	(232,319)	(33,221)
Total other comprehensive income/(loss)		1,401,522	3,100,785	(5,708,862)	(816,356)

Comprehensive income		61,428,066	115,535,297	92,133,677	13,174,941

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

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other		Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	Retained	shareholders’
	Notes	shares	shares	capital	reserves	income	earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024		5,503,491,148	177	107,293,091	105,982	4,723,760	75,118,597	187,241,607
Net income		—	—	—	—	—	112,434,512	112,434,512
Foreign currency translation difference	12	—	—	—	—	2,605,982	—	2,605,982
Net change in unrealized gains on available-for-sale debt securities	12	—	—	—	—	494,803	—	494,803
Conversion of the convertible bonds into ordinary shares		8,594,700	1	651,392	—	—	—	651,393
Shares issued to depository bank	17	56,500,000	—	—	—	—	—	—
Exercise of share-based awards		55,964,908	2	1,261	—	—	—	1,263
Settlement of share-based compensation with shares held by depository bank		(55,964,908)	—	—	—	—	—	—
Share-based compensation	14	—	—	9,883,564	—	—	—	9,883,564
Appropriation to statutory reserves		—	—	—	131,698	—	(131,698)	—
Balance as of December 31, 2024		5,568,585,848	180	117,829,308	237,680	7,824,545	187,421,411	313,313,124

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

						Accumulated
		Number of		Additional		other		Total
		ordinary	Ordinary	paid-in	Statutory	comprehensive	Retained	shareholders’
	Notes	shares	shares	capital	reserves	income	earnings	equity
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025		5,568,585,848	180	117,829,308	237,680	7,824,545	187,421,411	313,313,124
Net income		—	—	—	—	—	97,842,539	97,842,539
Foreign currency translation difference	12	—	—	—	—	(5,476,543)	—	(5,476,543)
Net change in unrealized losses on available-for-sale debt securities	12	—	—	—	—	(232,319)	—	(232,319)
Shares issued to depository bank	17	125,000,000	—	—	—	—	—	—
Exercise of share-based awards		52,856,440	2	1,382	—	—	—	1,384
Settlement of share-based compensation with shares held by depository bank		(52,856,440)	—	—	—	—	—	—
Share-based compensation	14	—	—	7,936,971	—	—	—	7,936,971
Appropriation to statutory reserves		—	—	—	1,100,581	—	(1,100,581)	—
Balance as of December 31, 2025		5,693,585,848	182	125,767,661	1,338,261	2,115,683	284,163,369	413,385,156
Balance as of December 31, 2025 (US$)			26	17,984,536	191,369	302,539	40,634,821	59,113,291

The accompanying notes are an integral part of the consolidated financial statements.

PDD HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net income	60,026,544	112,434,512	97,842,539	13,991,297
Adjustments to reconcile net income to net cash provided by operating activities:
Interest expenses	43,987	—	—	—
Allowance for credit losses	265,159	329,902	313,084	44,770
Depreciation and amortization	786,235	708,763	601,483	86,011
Deferred income tax, net	801,100	222,176	(181,928)	(26,015)
Amortization of right-of-use assets	1,101,970	1,932,124	2,398,881	343,035
Interest and investment gain, net	(1,354,785)	(2,827,453)	(774,225)	(110,713)
Loss on disposal of property and equipment	1,755	3,858	3,062	438
Share-based compensation	7,078,794	9,883,564	7,936,971	1,134,972
Foreign exchange (gain)/loss	(35,721)	(587,866)	1,966,622	281,223
Share of results of equity investees	4,707	(17,225)	(129,005)	(18,447)
Fair value change of investments	(1,013,475)	(6,816,454)	(10,405,890)	(1,488,022)
Changes in operating assets and liabilities:
Receivables from online payment platforms	(3,326,421)	48,814	(1,523,543)	(217,864)
Amounts due from related parties	(1,096,240)	(141,110)	(2,435,948)	(348,336)
Prepayments and other current assets	(2,121,308)	(782,012)	(3,654,188)	(522,542)
Customer advances and deferred revenues	754,955	802,431	431,748	61,739
Amounts due to related parties	(437,615)	(436,917)	284,681	40,709
Payable to merchants	11,623,138	16,885,188	15,327,685	2,191,830
Accrued expenses and other liabilities	34,258,159	13,781,239	12,359,644	1,767,405
Merchant deposits	1,820,517	(418,146)	1,247,597	178,404
Lease liabilities	(977,788)	(1,879,851)	(2,116,609)	(302,671)
Short-term investments	(13,856,982)	(21,356,654)	(12,600,028)	(1,801,780)
Other non-current assets	(184,154)	160,409	46,057	6,586
Net cash generated from operating activities	94,162,531	121,929,292	106,938,690	15,292,029

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of short-term time deposits, held to maturities and other investments	(147,131,673)	(210,272,769)	(209,632,316)	(29,977,021)
Proceeds from sales of short-term time deposits, held to maturities and other investments	130,317,231	147,287,723	230,909,306	33,019,591
Purchase of available-for-sale debt securities	(17,318,333)	(13,732,957)	(28,544,366)	(4,081,790)
Proceeds from sales of available-for-sale debt securities	4,206,359	1,140,417	6,862,682	981,350
Purchase of long-term time deposits, held to maturities and other investments	(25,051,222)	(43,847,005)	(42,382,910)	(6,060,676)
Proceeds from sales of long-term time deposits, held to maturities and other investments	—	2,000,000	709,199	101,414
Purchase of property, equipment and software and intangible assets	(583,879)	(967,137)	(1,145,077)	(163,744)
Loans to a related party	(13,000)	—	(200,000)	(28,600)
Others	143,239	35,692	246	35
Net cash used in investing activities	(55,431,278)	(118,356,036)	(43,423,236)	(6,209,441)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment or repurchase of convertible bonds	(8,968,817)	(91)	(5,228,716)	(747,696)
Others	8,191	1,255	1,363	194
Net cash (used in)/ generated from financing activities	(8,960,626)	1,164	(5,227,353)	(747,502)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(291,139)	840,096	(1,751,111)	(250,404)
Increase in cash, cash equivalents and restricted cash	29,479,488	4,414,516	56,536,990	8,084,682
Cash, cash equivalents and restricted cash at beginning of the year	92,300,417	121,779,905	126,194,421	18,045,562
Cash, cash equivalents and restricted cash at end of the year	121,779,905	126,194,421	182,731,411	26,130,244

Supplement disclosure of cash flow information:
Interest received	7,273,373	9,429,226	12,323,119	1,762,183
Income taxes paid(i)	5,764,435	17,492,828	21,602,615	3,089,132

Supplement disclosure of non-cash operating activities:
Recognition of right-of-use assets and lease liabilities	3,918,460	2,968,352	2,279,851	326,014

Supplement disclosure of non-cash investing activities:
Purchase of property, equipment and software included in accrued expenses and other liabilities	257,211	43,725	84,074	12,022

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	59,794,469	57,768,053	108,900,587	15,572,577
Restricted cash	61,985,436	68,426,368	73,830,824	10,557,667
Total cash, cash equivalents and restricted cash in the statements of cash flows	121,779,905	126,194,421	182,731,411	26,130,244
(i)

For the year ended December 31, 2025, income taxes paid amounted to RMB21.2 billion (US$3.0 billion) in the People’s Republic of China (the “PRC” or “China”), and RMB366 million (US$52 million) in jurisdictions outside the PRC.

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

The VIE agreements

The laws and regulations of the PRC currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts its business in which foreign investment is restricted in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company directs the activities of the VIE through a series of contractual arrangements (the “Contractual Agreements’’). The equity interests of the VIE are legally held by PRC individuals (the ‘‘Nominee Shareholders’’). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via Hangzhou Weimi Network Technology Co., Ltd. (“Hangzhou Weimi”), one of the Company’s PRC subsidiaries, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via Hangzhou Weimi, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

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

The VIE agreements (Continued)

Exclusive Consulting and Services Agreement Pursuant to the Exclusive Consulting and Services Agreement (the “Consulting and Services Agreement”), dated June 5, 2015, Hangzhou Weimi retains exclusive right to provide to the VIE the technical support and consulting services, including but not limited to, technology development and maintenance service, marketing consulting service and administrative consulting service. Hangzhou Weimi owns the intellectual property rights developed in the performance of the agreement. In exchange for these services, Hangzhou Weimi is entitled to charge the VIE annual service fees which typically amount to what would be substantially all of the VIE’s pre-tax profits, resulting in a transfer of substantially all of the profits from the VIE to Hangzhou Weimi. The term of the agreement is 10 years, which will be automatically renewed every ten-year thereafter if Hangzhou Weimi does not provide notice of termination to the Nominee Shareholders three months prior to expiration. The agreement has been renewed for another term until June 5, 2035.

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

The VIE and its subsidiaries contributed to 45.7%, 22.5% and 13.1% of the Group’s consolidated revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIE and its subsidiaries accounted for an aggregate of 35.1% and 38.5%, respectively of the consolidated total assets, and 51.9% and 50.3%, respectively of the consolidated total liabilities.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	Organization (Continued)

The VIE agreements (Continued)

The following tables represent the financial information for the VIE and its subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Total assets	217,009,461	293,479,167	41,966,962
Total liabilities	124,142,846	180,151,655	25,761,345

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Total revenues	131,868,973	121,108,780	113,748,348	16,265,797
Net income	23,398,906	22,921,391	20,687,326	2,958,248

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash generated from operating activities	49,705,625	15,819,139	24,682,511	3,529,552
Net cash used in investing activities	(43,637,362)	(36,090,803)	(62,690,562)	(8,964,631)
Net cash generated from financing activities	3,390,438	20,020,807	45,135,333	6,454,267
Net increase/(decrease) in cash, cash equivalents and restricted cash	9,458,701	(250,857)	7,127,282	1,019,188

As of December 31, 2024 and 2025, the total assets of the VIE and its subsidiaries excluding the intra-company balances and transactions within the Group were RMB177,374,893 and RMB242,454,097 (US$34,670,476), respectively, which were consisting of cash and cash equivalents, restricted cash, short-term investments, receivables from online payment platforms, amounts due from related parties, prepayments and other current assets, property, equipment and software, net, intangible assets, right-of-use assets, deferred tax assets and other non-current assets. As of December 31, 2024 and 2025, the total liabilities of the VIE and its subsidiaries after eliminating the intra-company balances and transactions within the Group were RMB99,445,020 and RMB109,013,289 (US$15,588,694), respectively, which were consisting of amounts due to related parties, customer advances and deferred revenues, lease liabilities, merchant deposits, payable to merchants, accrued expenses and other liabilities and deferred tax liabilities.

For the years ended December 31, 2023, 2024 and 2025, the total revenues of the VIE and its subsidiaries were RMB113,113,671, RMB88,762,725 and RMB56,770,921 (US$8,118,134), respectively, which have been reflected in the Group’s consolidated financial statements with the intra-company transactions within the Group eliminated.

As of December 31, 2025, there are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the statutory reserves, which were RMB121,000 (US$17,303) and RMB5,889 (US$842), respectively. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other significant pledges or collateralization of the VIE’s assets.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to allowance for doubtful accounts arising from expected credit losses, economic lives and impairment of long-lived assets, commitments and contingencies, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation and incremental borrowing rates for operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9931 on December 31, 2025, the last business day in December 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Group’s short-term and long-term investments included in other non-current assets primarily consist of time deposits, held-to-maturity debt securities, equity securities, available-for-sale debt securities, equity method investments and other debt investments. The classification of an investment is determined based on the Group’s ability and intent to hold the investment, the nature of the investment, and the degree to which the Group may exercise influence over the investee. All highly liquid investments with original maturities of greater than three months but less than twelve months, and investments that are expected to be realized in cash during the next twelve months are classified as short-term investments, otherwise, as long-term investments included in other non-current assets.

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

The Group accounts for available-for-sale debt securities in accordance with ASC Topic 320, Investments-Debt Securities. Available-for-sale debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. The net carrying value of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is computed using the effective interest method and included in interest income. Any realized gains or losses on the sale of the available-for-sale debt securities are determined on a specific identification method and are reflected in earnings during the period in which gains or losses are realized.

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

Other debt investments primarily consist of loan investments, which are accounted for at amortized cost. Interest income on loan investments is recognized over the life of the loan and is recorded on an accrual basis in “Interest and investment income, net” in the consolidated statements of comprehensive income.

The Group enters into lending agreements with certain financial institutions, under which it lends certain securities to the counterparty. The Group accounts for these transactions in accordance with ASC Topic 860, Transfers and Servicing (“ASC 860”). Since the criteria for sale accounting under ASC 860 are not met, the assets remain on the consolidated balance sheets, and interest income arising from the lending agreements is recorded in “Interest and investment income, net” in the consolidated statements of comprehensive income.

As of December 31, 2024 and 2025, certain time deposits, held-to-maturity debt securities and available-for-sale debt securities, with the net carrying amount of RMB3,670,176 and RMB3,872,460 (US$553,754), respectively, were pledged mainly for the issuance of letters of guarantee.

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

The Group’s financial instruments primarily include cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from/to related parties, merchant deposits, payable to merchants, short-term investments, long-term debt investments included in other non-current assets and convertible bonds. For the aforementioned financial instruments included in current assets and liabilities, except for those measured at fair value, their carrying amount approximate their respective fair values because of the general short maturities. The carrying amounts of long-term time deposits and held-to-maturity debt securities approximate to fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of convertible bonds, which are not reported at fair value, is disclosed in Note 11.

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

Revenues are principally generated from online platform services. Revenues from online platform services primarily consist of online marketing services revenues and transaction services fees. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of indirect taxes. Consistent with the criteria of ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised good or service to a customer. The Group also evaluates whether it is appropriate to report revenue at the gross amounts of goods and services sold and the related costs, or the net amounts. Payments for services or goods are generally received before deliveries.

Online marketing services

The Group enters into contractual agreements with certain merchants to provide various types of online marketing services on the Group’s online platforms for which it receives service fees from the merchants. The Group matches product listings appearing in search or browser results on its online platforms and charges merchants based on impressions or clicks. The Group also provides display marketing services that allow the merchants to place advertisements on the platform primarily at fixed prices.

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

Transaction services

The Group provides transaction services, including fulfillment services to merchants, and earns related fees for sales of the products completed on the Group’s online platforms. The Group does not control the products provided by merchants at any point in time during the transactions. Revenues related to transaction services are recognized in the consolidated statements of comprehensive income at a point in time when the Group’s service obligation to the merchants is determined to have been completed under each sales transaction completed. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

Incentives provided to the consumers

In order to promote its online platforms and attract more registered consumers who are not customers of the Group, the Group at its own discretion provides various forms of incentives. These incentives, including coupons, credits and other subsidies that may or may not be specific to any merchants, can be used by the consumers to purchase merchandise provided on the Group’s online platforms at reduced prices or to redeem for cash from the Group.

The Group records the incentives as reduction of revenues if they are considered as variable consideration or when there are explicit contractual obligations to incentivize the consumers on behalf of the merchants. In the absence of such explicit obligations, the Group further evaluated varying features of different incentive programs to determine whether the incentives represent implicit obligations to the consumers on behalf of merchants. If so, the incentives are recorded as reduction of revenues. If the Group determined that incentives provided to the consumers are not considered as payments to the merchant-customers, the Group records these incentives as “sales and marketing expenses”.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)
(m)	Costs of revenues

Costs of revenues consist primarily of payment processing fees paid to third-party online payment platforms, costs associated with the operation of the platforms and others, such as costs and expenses attributable to fulfillment fees, merchant support services, bandwidth and server costs, amortization, depreciation and maintenance costs, payroll, employee benefits and share-based compensation expenses, call center, surcharges and other expenses directly attributable to the online platform services.

(n)	Advertising expenditures and incentive programs

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, the advertising expenditures were RMB56,415,274, RMB68,474,437 and RMB74,925,712 (US$10,714,234), and incentive programs recognized in sales and marketing expenses were RMB20,013,537, RMB35,843,202 and RMB42,348,670 (US$6,055,779), respectively.

(o)	Research and development expenses

Research and development expenses include payroll, employee benefits, and other operating expenses associated with research and platform development. Research and development expenses also include bandwidth and server costs, rent, depreciation and other related expenses. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been inconsequential and, as a result, the Group did not capitalize any software development costs in the accompanying consolidated financial statements.

(p)	Credit loss

The Group follows Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Group’s allowance for credit losses as of December 31, 2024 and 2025 reflects the best estimate of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(q)	Leases

The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s lease portfolio consisted entirely of operating leases as of December 31, 2023, 2024 and 2025. The Group’s leases do not contain any residual value guarantees or material restrictive covenants. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

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

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, the Group adopted ASU 2023-09 prospectively. Please refer to Note 15 for the inclusion of new disclosures required.

The Group follows the liability method of accounting for income taxes in accordance with ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit are classified in the consolidated statements of comprehensive income as income tax expenses.

(s)	Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (‘‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, the Group elected to account for forfeitures as they occur.

(t)	Employee benefit expenses

As stipulated by the regulations of Chinese mainland, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of Chinese mainland.

(u)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income, foreign currency translation differences and unrealized holding gains or losses associated with available-for-sale debt securities and is presented in the consolidated statements of comprehensive income.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Group is evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Group is evaluating the disclosure impact of adopting ASU 2025-06.

(y)	Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	Concentration of Risks
(a)	Concentration of credit risk

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, amounts due from related parties, short-term investments, and long-term debt investments included in other non-current assets. As of December 31, 2024 and 2025, a majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms and amounts due from related parties (Note 16) are unsecured and derived from transactions on the Group’s online platforms to consumers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

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

(i)Business supplier risk – there were no related parties whose purchase individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025.
(ii)Customer risk - there were no customers whose revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2023, 2024 and 2025.
(iii)Economic risk - the Group’s operations could be adversely affected by significant political, economic and social changes.
(c)	Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/(depreciation) of the US$ against RMB was approximately 1.7%, 1.5% and (2.2)% for the years ended December 31, 2023, 2024 and 2025, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments and long-term debt investments, are denominated in US$. It is difficult to predict how market forces or PRC or United States government policy may impact the exchange rate between the RMB and the US$ in the future.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.	Short-term Investments

Classification of short-term investments as of December 31, 2024 and 2025 were shown as below:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Time deposits and held-to-maturity debt securities	210,368,027	220,422,862	31,520,049
Equity securities	44,479,404	66,033,596	9,442,679
Available-for-sale debt securities	6,319,014	19,599,692	2,802,719
Other debt investments	12,625,411	7,351,532	1,051,255
	273,791,856	313,407,682	44,816,702

The gross unrecognized holding gains or losses on the time deposits and held-to-maturity debt securities were nil as of December 31, 2024 and 2025.

The costs of equity securities were RMB35,737,847 and RMB47,244,735 (US$6,755,908), with net unrealized gains of RMB8,741,557 and RMB18,788,861 (US$2,686,771) as of December 31, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, interest income related to time deposits and held-to-maturity debt securities were RMB5,750,934, RMB7,314,780 and RMB7,913,608 (US$1,131,631), respectively.

As of December 31, 2024 and 2025, available-for-sale debt securities include government bonds purchased from financial institutions with maturities within one year. The following table summarizes the details of available-for-sale debt securities:

As of December 31, 2024
Fair Value
		Gross	Gross	(Net
	Amortized	Unrealized	Unrealized	Carrying
	Cost	Gains	Losses	Amount)
	RMB	RMB	RMB	RMB
Due in 1 year	6,289,405	29,613	(4)	6,319,014

As of December 31, 2025
				Fair Value	Fair Value
		Gross	Gross	(Net	(Net
	Amortized	Unrealized	Unrealized	Carrying	Carrying
	Cost	Gains	Losses	Amount)	Amount)
	RMB	RMB	RMB	RMB	US$
Due in 1 year	19,544,915	55,198	(421)	19,599,692	2,802,719

Other debt investments mainly include loan investments, as of December 31, 2024 and 2025, the carrying amounts for the loan investments, net of allowance for credit losses, were RMB12,119,285 and RMB6,856,643 (US$980,487).

The Group enters into lending agreements with certain financial institutions, under which it lends certain held-to-maturity debt securities to the counterparty. As of December 31, 2024 and 2025, the carrying amount of the securities lent was nil and RMB14,649,111 (US$2,094,795), respectively, with collateral received amounted nil and RMB155,635 (US$22,256), respectively.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.	Prepayments and Other Current Assets

The components of prepayments and other current assets are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Prepayments	1,357,173	1,672,528	239,168
Taxes receivables	699,033	3,024,945	432,561
Interest receivables	205,041	191,568	27,394
Rental and other deposits	552,878	1,150,725	164,551
Others	1,599,341	1,486,776	212,606
	4,413,466	7,526,542	1,076,280

6.	Property, Equipment and Software, Net

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
At cost:
Computer equipment, office equipment and purchased software	4,675,976	5,599,823	800,763
Leasehold improvements	128,743	200,676	28,696
	4,804,719	5,800,499	829,459
Less: accumulated depreciation	(3,925,392)	(4,494,455)	(642,697)
	879,327	1,306,044	186,762

For the years ended December 31, 2023, 2024 and 2025, the Group recorded depreciation expenses of RMB672,020, RMB705,069 and RMB597,684 (US$85,468), respectively.

7.	Leases

The Group has operating leases mainly for offices and warehouses. For the years ended December 31, 2023, 2024 and 2025, operating lease costs were RMB1,200,344, RMB2,095,867 and RMB2,590,320 (US$370,411), respectively; and short-term lease costs were RMB178,288, RMB118,554 and RMB140,766 (US$20,129), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the years ended December 31, 2023, 2024 and 2025.

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized in the consolidated balance sheets was as below:

	As of December 31, 2025
	RMB	US$

2026	2,626,765	375,622
2027	1,523,265	217,824
2028	814,349	116,450
2029	515,815	73,761
2030 and after	143,762	20,558
Total undiscounted cash flows	5,623,956	804,215
Less: imputed interest	(245,161)	(35,058)
Present value of lease liabilities	5,378,795	769,157

As of December 31, 2025, the Company did not have any significant operating leases that had not yet commenced.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.	Leases (Continued)

As of December 31, 2023, 2024 and 2025, the weighted average remaining lease term was 3.07 years, 3.09 years and 2.89 years, respectively, and the weighted average discount rate was 3.44%, 3.42% and 3.14% for the Company’s operating leases, respectively.

Other supplemental information related to leases is summarized below:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Cash payments for operating leases	1,075,598	2,041,347	2,302,946	329,317
ROU assets obtained in exchange for new operating lease liabilities	3,918,460	2,968,352	2,279,851	326,014

8.	Other Non-current Assets

Other non-current assets mainly include time deposits, held-to-maturity debt securities, available-for-sale debt securities, and equity method investments.

Time deposits and held-to-maturity debt securities represent the time deposits made in financial institutions and debt securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of December 31, 2024 and 2025, the carrying amounts for the investments, net of allowance for credit losses, were RMB57,309,555 and RMB70,296,260 (US$10,052,231), respectively. As of December 31, 2024 and 2025, the allowance for credit losses was RMB42,902 and RMB42,384 (US$6,061), respectively. The gross unrecognized holding gains or losses on the investments were nil as of December 31, 2024 and 2025. Interest income recorded on these time deposits and held-to-maturity debt securities in the consolidated statements of comprehensive income were RMB336,789, RMB1,676,942 and RMB1,933,895 (US$276,543) for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table summarizes the net carrying amount of long-term time deposits and held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$

Due in 1 year through 2 years	40,641,146	49,741,549	7,112,947
Due in 2 years through 3 years	16,668,409	20,554,711	2,939,284
	57,309,555	70,296,260	10,052,231

As of December 31, 2024 and 2025, available-for-sale debt securities include government bonds purchased from financial institutions, with maturities of greater than twelve months. The following table summarizes the details of available-for-sale debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31, 2024
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
	Cost	Gains	Losses	Amount)
	RMB	RMB	RMB	RMB

Due in 1 year through 5 years	20,635,590	396,362	—	21,031,952
Due in 5 years through 10 years	2,607,675	215,569	—	2,823,244
	23,243,265	611,931	—	23,855,196

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.	Other Non-current Assets (Continued)

	As of December 31, 2025
				Fair Value	Fair Value
		Gross	Gross	(Net	(Net
	Amortized	Unrealized	Unrealized	Carrying	Carrying
	Cost	Gains	Losses	Amount)	Amount)
	RMB	RMB	RMB	RMB	US$

Due in 1 year through 5 years	29,229,334	137,680	(1,810)	29,365,204	4,199,168
Due in 5 years through 10 years	2,607,255	177,666	—	2,784,921	398,239
	31,836,589	315,346	(1,810)	32,150,125	4,597,407

For available-for-sale debt securities where the fair value is below the amortized cost basis of its investments, the Group does not intend to sell these debt securities and considers the decline in fair value below the amortized cost basis is not the result of a credit loss as of December 31, 2024 and 2025. Hence, no allowance for credit loss was recorded as of December 31, 2024 and 2025.

Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds to make strategic investments. As of December 31, 2024 and 2025, the carrying amount for the investments was RMB1,809,260 and RMB1,870,268 (US$267,445), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2024 and 2025. There was no impairment on these investments during the years ended December 31, 2023, 2024 and 2025.

9.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Accrued advertising and marketing expenses	11,070,464	10,733,946	1,534,934
Taxes payable	22,805,311	27,637,234	3,952,072
Payroll payable	4,026,851	4,890,448	699,325
Accounts payable	28,280,328	32,662,965	4,670,742
Others	2,958,877	5,733,246	819,842
	69,141,831	81,657,839	11,676,915

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	Convertible Bonds

2025 Convertible Bonds

In November 2020, the Company issued US$2,000,000 principal amount 0.00% convertible senior notes including US$250,000 sold upon the exercise of the over-allotment option (the “2025 Notes”). The 2025 Notes matured on December 1, 2025.

Holders had the right to convert their 2025 Notes at their option prior to the close of business on the business day immediately preceding June1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ADS, par valueUS$0.000005 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter was greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business-day period after any ten-consecutive-trading-day period(the ‘‘measurement period’’) in which the ‘‘trading price’’ (as defined below) per US$1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company called the 2025 Notes for a tax redemption; (4) if the Company called the 2025 Notes for redemption at its option or (5) upon the occurrence of specified corporate events. On or after June 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders could convert their 2025 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company paid or delivered, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion rate of the 2025 Notes was 5.2459 ADSs per US$1,000 principal amount of 2025 Notes (which was equivalent to an initial conversion price of approximately US$190.63 per ADS). The conversion rate was subject to adjustment in some events but was not adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occurred prior to the maturity date or following the Company’s delivery of a notice of a tax or optional redemption, the Company would, in certain circumstances, increase the conversion rate for a holder who elected to convert their 2025 Notes in connection with such a corporate event or such notice of tax or optional redemption, as the case may be.

The Company could not redeem the 2025 Notes prior to December 6, 2023 unless certain tax-related events occurred. On or after December 6, 2023, the Company could redeem for cash all or part of the 2025 Notes, at its option, if the last reported sale price of its ADSs had been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provided notice of redemption and (ii) the trading day immediately preceding the date the Company sent such notice. Holders of the 2025 Notes had the right to require the Company to repurchase all or part of their 2025 Notes in cash on December 1,2023 (the “Repurchase Date”) or in the event of certain fundamental changes. No sinking fund was provided for the 2025 Notes.

The Group accounts for convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options, which requires convertible debt instruments to be classified as a single liability measured at amortized cost, with no separate recognition of an equity conversion option. The Group accretes the discount on convertible bonds (including issuance costs) using the effective interest method over the period from the issuance date to the Repurchase Date, and recognizes interest expense based on the effective interest rate. The effective rate of the 2025 Notes was 0.34%. As of December 31, 2025, all of the Group’s outstanding convertible bonds had matured.

The gross proceeds from the issuance of 2025 Notes US$2,000,000, and debt issuance costs including underwriting commissions and offering expenses were approximately US$20,607.

As of December 31, 2024 and 2025, the principal amount of the 2025 Notes was US$738,634 and nil, debt discount was fully amortized, and net carrying amount of the 2025 Notes were RMB5,309,597 and nil, respectively.

For the years ended December 31, 2023, 2024 and 2025, the amounts of interest cost recognized relating to the amortization of the discount on the 2025 Notes were RMB43,987, nil and nil, respectively. The amounts repayable within the next twelve months were classified as “Convertible bonds, current portion” in the consolidated balance sheets.

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

In accordance with ASC 820, the Company measures investments in money market funds, available-for-sale debt securities, convertible bonds and equity securities on a recurring basis. The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurement
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB

Recurring
As of December 31, 2024:
Cash equivalents:
Money market funds	31,335,350	—	—
Short-term investments:
Equity securities	44,479,404	—	—
Available-for-sale debt securities	—	6,319,014	—
Investments in convertible bonds	—	—	506,126
Other non-current assets:
Available-for-sale debt securities	—	23,855,196	—
	75,814,754	30,174,210	506,126

	Fair Value Measurement
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2025:
Cash equivalents:
Money market funds	72,681,599	—	—
Short-term investments:
Equity securities	66,033,596	—	—
Available-for-sale debt securities	—	19,599,692	—
Investments in convertible bonds	—	—	494,889
Other non-current assets:
Available-for-sale debt securities	—	32,150,125	—
	138,715,195	51,749,817	494,889

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

As of December 31, 2024 and 2025, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

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

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of time deposits and held-to-maturity debt investments and loan investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value disclosure
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
As of December 31, 2024:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	210,368,027	—
Loan investments	—	12,119,285	—
Convertible bonds, current portion	—	5,099,337	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	57,309,555	—
As of December 31, 2025:
Short-term investments:
Time deposits and held-to-maturity debt securities	—	220,422,862	—
Loan investments	—	6,856,643	—
Other non-current assets:
Time deposits and held-to-maturity debt securities	—	70,296,260	—

12.	Accumulated Other Comprehensive Income

		Net change in
		unrealized
		(losses)/gains on
	Foreign currency	available-for-
	translation	sale debt
	difference	securities	Total
	RMB	RMB	RMB
Balances as of December 31, 2022	3,340,404	(18,166)	3,322,238
Other comprehensive income	1,332,984	68,538	1,401,522
Balances as of December 31, 2023	4,673,388	50,372	4,723,760
Other comprehensive income	2,605,982	494,803	3,100,785
Balances as of December 31, 2024	7,279,370	545,175	7,824,545
Other comprehensive loss	(5,476,543)	(232,319)	(5,708,862)
Balances as of December 31, 2025	1,802,827	312,856	2,115,683
Balances as of December 31, 2025 (US$)	257,801	44,738	302,539

The income tax effects related to the accumulated other comprehensive income were insignificant for all periods presented.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.	Revenues

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Online marketing services and others	153,540,553	197,934,192	217,783,028	31,142,559
Transaction services	94,098,652	195,901,905	214,062,685	30,610,557
	247,639,205	393,836,097	431,845,713	61,753,116

Contract liabilities were mainly related to considerations received in advance for online platform services, for which control of the services occur at a later point in time. Balances of contract liabilities were RMB8,633,670 and RMB10,728,065 (US$1,534,093) as of December 31, 2024 and 2025, respectively, which were included in “Customer advances and deferred revenues” and “Payable to merchants” in the consolidated balance sheets.

During the year ended December 31, 2025, revenues of RMB7,798,170 (US$1,115,123) were recognized from the carrying value of contract liabilities as of December 31, 2024. During the year ended December 31, 2024, revenues of RMB5,426,188 were recognized from the carrying value of contract liabilities as of December 31, 2023.

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

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	Share-Based Compensation (Continued)
(a)	Share options:

The following table summarize the Group’s option activities under the 2015 Plan and the 2018 Plan:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	share options	price	fair value	value	term
		US$	US$	US$	Years
Outstanding as of December 31, 2024	390,422,524	0.0065	11.4851	9,464,232	14.93
Granted	3,501,400	0.0065	28.4508	—	—
Forfeited	(8,743,700)	0.0065	15.7685	—	—
Exercised	(29,991,124)	0.0065	6.1302	—	—
Outstanding as of December 31, 2025	355,189,100	0.0065	11.9991	10,066,414	14.06
Vested and expected to vest as of December 31, 2025	355,189,100	0.0065	11.9991	10,066,414	14.06
Exercisable as of December 31, 2025	291,003,700	0.0065	9.1819	8,247,336	13.24

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was RMB24,817,686, RMB6,053,177 and RMB6,374,494 (US$911,541), respectively. The total fair value of vested options for the years ended December 31, 2023, 2024 and 2025 was RMB3,285,026, RMB6,609,570, and RMB6,280,381 (US$898,083), respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2023, 2024 and 2025 was US$24.5402, US$30.9747 and US$28.4508, respectively.

As of December 31, 2025, total unrecognized share-based compensation expenses relating to unvested awards was RMB12,813,052 (US$1,832,242), which is expected to be recognized over a weighted-average period of 1.93 years.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rates:

	For the years ended December 31,
	2023	2024	2025

Risk-free interest rates	3.81%-5.13%	4.14%-4.85%	4.56%-4.93%
Expected volatility	50.31%-50.55%	50.22%-50.39%	50.10%-50.29%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.80	2.80	2.80
Post-vesting forfeit rate	0%	0%	0%
Fair value of underlying ordinary shares	$17.1475-$36.3175	$24.0275-$36.4100	$24.1275-$33.7175
Fair value of share option	$17.1425-$36.3127	$24.0226-$36.4051	$24.1228-$33.7127

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	Share-Based Compensation (Continued)
(b)	RSUs:

The following table summarize the Group’s RSU activities under the 2018 Plan:

		Weighted
		average grant
	Number of RSUs	date fair value
		US$
Outstanding as of December 31, 2024	67,741,348	21.1730
Granted	13,703,508	29.9743
Vested	(22,865,316)	19.1880
Forfeited	(2,980,244)	25.9896
Outstanding as of December 31, 2025	55,599,296	23.9004

The total fair value of the RSUs vested during the years ended December 31, 2023, 2024 and 2025 was RMB2,765,817, RMB3,797,104, and RMB3,133,340 (US$448,062), respectively. The weighted average grant date fair value of the RSUs granted during the years ended December 31, 2023, 2024, and 2025 was US$23.3860, US$30.6378 and US$29.9743, respectively.

As of December 31, 2025, RMB3,597,971 (US$514,503) of unrecognized share-based compensation expenses related to RSUs is expected to be recognized over a weighted average vesting period of 1.84 years using the accelerated method. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)	Share-based compensation expenses by function:

The Group recognized share-based compensation expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Costs of revenues	132,470	412,721	248,210	35,494
Sales and marketing expenses	2,354,097	2,216,792	2,000,790	286,109
General and administrative expenses	2,289,272	4,742,816	3,430,903	490,613
Research and development expenses	2,302,955	2,511,235	2,257,068	322,756
	7,078,794	9,883,564	7,936,971	1,134,972

15.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, Cayman Islands does not levy withholding tax on dividends by the Company to its shareholders.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at the rate of 16.5% on its activities conducted in Hong Kong and it may be exempted from income tax on its foreign-derived income. Additionally, Hong Kong does not levy withholding tax on dividends.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Income Taxes (Continued)

Chinese mainland

The Company’s subsidiaries and VIE and VIE’s subsidiaries in Chinese mainland are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which has been effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Shanghai Xunmeng Information Technology Co., Ltd., a subsidiary of VIE, was recognized as a high and new technology enterprise (“HNTE”) eligible for a preferential tax rate of 15% from 2018 to 2026. Walnut Street (Shanghai) Information Technology Co., Ltd., a subsidiary of the Company, was recognized as a HNTE eligible for a preferential tax rate of 15% from 2021 to 2026.

Dividends, interests, rent or royalties payable by the Company’s Chinese mainland subsidiaries, to non-Chinese mainland resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to 10% withholding tax, unless the respective non-mainland Chinese resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Chinese mainland that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s profit before income taxes consisted of:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Non-PRC	(1,495,542)	6,375,022	(6,121,113)	(875,308)
PRC	73,371,990	126,326,271	125,696,408	17,974,348
	71,876,448	132,701,293	119,575,295	17,099,040

For the year ended December 31, 2025, income tax expenses amounted to RMB21,430 million (US$3,064 million) in the PRC, and income tax expenses amounted to RMB303 million (US$44 million) in jurisdictions outside the PRC.

The Group’s income taxes consisted of:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current income tax	11,048,804	20,044,605	21,914,684	3,133,758
Deferred income tax expense/(benefit)	801,100	222,176	(181,928)	(26,015)
	11,849,904	20,266,781	21,732,756	3,107,743

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Income Taxes (Continued)

Reconciliation of difference between the Chinese mainland statutory income tax rate and the Group’s effective tax rate for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the years ended December 31,
	2023	2024
Statutory income tax rate	25.0%	25.0%
Tax effect of different tax rates in different jurisdictions	(4.4)%	(6.6)%
Tax effect of preferential tax rates	(4.2)%	(2.7)%
Tax effect of non-deductible expenses	0.4%	0.1%
Tax effect of non-taxable income	(0.0)%	(0.1)%
Tax effect of tax rate changes on deferred taxes	0.2%	0.2%
Tax effect of additional deduction of research and development expenses	(1.0)%	(0.5)%
Change in valuation allowance	0.5%	(0.1)%
Effective tax rate	16.5%	15.3%

	For the year ended December 31, 2025
	RMB	US$	percent

Income tax computed at the statutory income tax rate	29,893,824	4,274,760	25.0%
Foreign tax effects
--Cayman
Statutory tax rate difference	1,984,409	283,767	1.7%
--Other foreign jurisdictions	(151,369)	(21,645)	(0.1)%
Preferential tax rate	(9,598,681)	(1,372,593)	(8.0)%
Non-deductible expenses	421,856	60,325	0.4%
Non-taxable income
--Interest and investment income, net	(3,308,795)	(473,152)	(2.8)%
Others	662,187	94,691	0.5%
Change in valuation allowance	1,829,325	261,590	1.5%
Income tax expenses	21,732,756	3,107,743	18.2%

The significant components of the Group’s deferred tax balances were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets
Tax losses carried forward	677,299	571,051	81,659
Accrued expenses	—	1,991,217	284,740
Others	196,342	304,707	43,573
Less: valuation allowance	(715,258)	(2,545,501)	(364,002)
Total deferred tax assets	158,383	321,474	45,970
Total deferred tax liabilities	(249,159)	(191,366)	(27,365)

In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2025, management recorded full valuation allowance against deferred tax assets in entities that were in a cumulative loss with no forecast profits in the foreseeable future.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	Income Taxes (Continued)

As of December 31, 2024 and 2025, the Group had tax losses of RMB2,211,586 and RMB1,872,808 (US$267,808) derived from entities in Chinese mainland, which, generally, can be carried forward for five years to offset future taxable profit. The Chinese mainland tax losses will expire from December 31, 2026 to 2030 if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.

The Group plans to indefinitely reinvest a majority of its undistributed earnings. As of December 31, 2025, the total amount of temporary differences related to foreign undistributed earnings amounted to RMB150,575,935 (US$21,532,072) and the determination of the associated deferred tax liabilities was not practicable.

As of December 31, 2024 and 2025, the Group did not have significant unrecognized tax benefits. It is possible the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change is not determinable.

As of December 31, 2025, the tax years ended December 31, 2020 through period ended as of the reporting dates for Chinese mainland subsidiaries remain open to examination by the PRC tax authorities.

16.	Related Party Transactions
(a)	Related parties

Names of related parties	Relationship with the Group
Tencent and its affiliates (“Tencent Group”)	A shareholder of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company
Shanghai Fufeitong Payment Service Co., Ltd. (formerly known as Shanghai Fufeitong Information Service Co., Ltd.) and its affiliates (“Fufeitong Group”)	Company controlled by one of the executive officers of the Company

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Services provided to:
Fufeitong Group	4,272	—	—	—

Services received from:
Tencent Group	7,182,496	6,772,163	6,476,166	926,079
Fufeitong Group	839,985	902,266	811,030	115,976

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	Related Party Transactions (Continued)
(c)	The Group had the following significant related party balances as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Amounts due from related parties:
Current:
Tencent Group*	3,427,778	3,826,908	547,240
Ningbo Hexin Equity Investment Partnership **	710,632	910,632	130,219
Fufeitong Group***	3,430,770	5,467,588	781,855

Amounts due to related parties:
Current:
Tencent Group	669,635	976,780	139,678
Fufeitong Group	132,224	109,760	15,695
*	The balance primarily represents receivables due from the online payment platform operated by Tencent Group.
**	The balance represents loans to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.
***	The balance primarily represents receivables due from the online payment platform operated by Fufeitong Group.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the following periods:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Numerator:
Net income	60,026,544	112,434,512	97,842,539	13,991,297
Net income attributable to ordinary shareholders – basic	60,026,544	112,434,512	97,842,539	13,991,297
Dilution effect arising from convertible bonds	43,987	—	—	—
Net income attributable to ordinary shareholders – diluted	60,070,531	112,434,512	97,842,539	13,991,297

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic	5,416,106	5,536,049	5,590,930	5,590,930
Adjustments for dilutive RSUs and share options	387,224	364,270	338,646	338,646
Conversion of convertible bonds to Class A ordinary shares	36,300	16,273	—	—
Weighted-average number of ordinary shares outstanding – diluted	5,839,630	5,916,592	5,929,576	5,929,576

Earnings per share – basic	11.08	20.31	17.50	2.50
Earnings per share – diluted	10.29	19.00	16.50	2.36

During the years ended December 31, 2023, 2024 and 2025, the Company issued 212,500,000, 56,500,000 and 125,000,000 ordinary shares to its share depositary bank, respectively. No consideration was received by the Company for the issuance. As of December 31, 2025, 588,978,024 out of the total 667,455,720 ordinary shares were used to settle share-based compensation. The remaining 78,477,696 ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

18.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s Chinese mainland subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s Chinese mainland subsidiaries, a foreign-invested enterprise established in Chinese mainland is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The wholly foreign-owned subsidiaries in the Chinese mainland are treated as foreign-invested enterprises and, therefore, are subject to the above mandated restrictions on distributable profits.

Foreign exchange and other regulations in Chinese mainland may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s Chinese mainland subsidiaries and the equity of the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2025, restricted net assets of the Company’s Chinese mainland subsidiaries, the VIE and subsidiaries of the VIE were RMB125,917,402 (US$18,005,949).

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	Employee Contribution Plan

As stipulated by the regulations of Chinese mainland, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. Besides, the Group makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the Chinese mainland. The total expenses the Group incurred for these contribution plans were RMB1,546,308, RMB1,895,048 and RMB2,367,186 (US$338,503) for the years ended December 31, 2023, 2024 and 2025, respectively.

20.	Commitments and Contingencies
(a)	Operating lease commitments

The Company leases offices and warehouses for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 7.

(b)	Investment commitments

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have a contractual maturity date. As of December 31, 2025, the total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB115,152 (US$16,467).

(c)	Contingencies

The Group is involved in claims, proceedings, and litigation on an ongoing basis. The outcomes of legal proceedings to which the Group is a party and other contingencies are inherently unpredictable, subject to significant uncertainties, and could be material to the Group’s operating results and cash flows for a particular period. The Group evaluates, on a regular basis, developments in legal proceedings it is subject to and other contingencies that could affect the amount of liability. To the best knowledge and judgment of management to date, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made as of December 31, 2025.

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash, cash equivalents and short-term investments	10,242	45,987	6,576
Others	73	93	13
Total current assets	10,315	46,080	6,589

Non-current assets
Investments in subsidiaries, the VIE and subsidiaries of the VIE	318,641,783	413,387,814	59,113,671
Total non-current assets	318,641,783	413,387,814	59,113,671
Total assets	318,652,098	413,433,894	59,120,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible bonds, current portion	5,309,597	—	—
Others	29,377	48,738	6,969
Total current liabilities	5,338,974	48,738	6,969

Non-current liabilities
Total non-current liabilities	—	—	—
Total liabilities	5,338,974	48,738	6,969

Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized; 5,568,585,848 and 5,693,585,848 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	180	182	26
Additional paid-in capital	117,829,308	125,767,661	17,984,536
Statutory reserves	237,680	1,338,261	191,369
Accumulated other comprehensive income	7,824,545	2,115,683	302,539
Retained earnings	187,421,411	284,163,369	40,634,821
Total shareholders’ equity	313,313,124	413,385,156	59,113,291
Total liabilities and shareholders’ equity	318,652,098	413,433,894	59,120,260

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	Condensed Financial Information of the Company (Continued)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Total costs and operating expenses	(156,391)	(47,546)	(154,054)	(22,030)
Operating loss	(156,391)	(47,546)	(154,054)	(22,030)

Interest income	6,269	375	685	98
Interest expenses	(43,987)	—	—	—
Other income/(loss), net	107,664	(19)	152,705	21,837
Share of results from subsidiaries, the VIE and subsidiaries of the VIE	60,112,989	112,481,702	97,843,203	13,991,392
Profit before income tax	60,026,544	112,434,512	97,842,539	13,991,297
Income tax expenses	—	—	—	—
Net income	60,026,544	112,434,512	97,842,539	13,991,297

Other comprehensive income
Foreign currency translation difference, net of tax of nil	1,332,984	2,605,982	(5,476,543)	(783,135)
Unrealized gains/(losses) on available-for-sale debt securities, net of tax	68,538	494,803	(232,319)	(33,221)
Total other comprehensive income/(loss)	1,401,522	3,100,785	(5,708,862)	(816,356)
Comprehensive income	61,428,066	115,535,297	92,133,677	13,174,941

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	71,615	(46,208)	99,966	14,295

CASH FLOW FROM INVESTING ACTIVITIES
Cash received from subsidiaries, the VIE and subsidiaries of the VIE, net	8,816,124	51,909	5,175,917	740,146
Others	—	(7,363)	7,246	1,036
Net cash generated from investing activities	8,816,124	44,546	5,183,163	741,182

CASH FLOW FROM FINANCING ACTIVITIES
Repayment or repurchase of convertible bonds	(8,968,817)	(91)	(5,228,716)	(747,696)
Others	8,191	1,255	1,363	194
Net cash (used in)/generated from financing activities	(8,960,626)	1,164	(5,227,353)	(747,502)

Exchange rate effect on cash, cash equivalents and restricted cash	14,450	231	(12,638)	(1,806)
(Decrease)/increase in cash, cash equivalents and restricted cash	(58,437)	(267)	43,138	6,169
Cash, cash equivalents and restricted cash at beginning of the year	61,553	3,116	2,849	407
Cash, cash equivalents and restricted cash at end of the year	3,116	2,849	45,987	6,576

PDD HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	Condensed Financial Information of the Company (Continued)

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